EXHIBIT 2.4

2003 ANNUAL REPORT	1

CORPORATE BOARDS

Board of Directors (1)	Chairman (2)	Marco Tronchetti Provera (E)

	Deputy Chairman (2)	Gilberto Benetton
	Directors (2)	Carlo Orazio Buora (E)
Riccardo Ruggiero (E)

	Directors	Umberto Colombo (I)
Giovanni Consorte
Francesco Denozza (I)
Luigi Fausti (I)
Guido Ferrarini (I)
Natalino Irti (I)
Gianni Mion
Pietro Modiano
Massimo Moratti
Carlo Alessandro Puri Negri
Pier Francesco Saviotti

	Secretary to the Board (2)	Francesco Chiappetta

Remuneration	Chairman	Luigi Fausti
Committee

	Members	Umberto Colombo
Pier Francesco Saviotti

Committee for	Chairman	Guido Ferrarini
Internal Control
and Corporate
Governance

	Members	Luigi Fausti
Natalino Irti
General Managers (2)		Riccardo Ruggiero
Giuseppe Sala

Board of Statutory	Chairman	Ferdinando Superti Furga
Auditors (1)

	Acting auditors	Rosalba Casiraghi
Paolo Golia
Salvatore Spiniello
Gianfranco Zanda

	Alternate auditors	Enrico Bignami
Enrico Laghi
Independent auditors (3)		Reconta Ernst & Young S.p.A.

(1)	Appointed by the Olivetti Shareholders’ Meeting held on May 26, 2003.

(2)	Appointed by the Board of Directors’ Meeting held on August 4, 2003.

(E)	Executive director.

(I)	Independent director.

(3)	Appointment conferred by the Olivetti Shareholders’ Meeting held on July 4, 2000.

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LETTER OF THE CHAIRMAN

To the Shareholders,

For Telecom Italia, 2003 was a decisive turning point in the building of structures that would be both stronger and more appropriate to meet the ambitions and challenges facing a large group committed to an industrial project abounding with development potential.

What we achieved in 2003 involved radical restructuring and the re-launching of the industrial side of the Group. Over the last two years, we have succeeded in cutting costs by more than euro 2.2 billion, equivalent to 86% of the target set for the end of 2004. Non-strategic operations were sold for euro 10 billion. The values of investments in the corporate portfolio were lowered by more than euro 12 billion, to bring them in line with fair value. Net financial indebtedness was reduced by euro 10 billion. At the same time, more than euro 10 billion was distributed to shareholders between dividends and tender offers. It is therefore legitimate that we should feel proud of having fulfilled the commitments that we made to the market when we took over the responsibility of managing the Group.

One of these commitments was to streamline the corporate structure. In fact, integration of Olivetti with Telecom Italia last summer resulted in a company that is more competitive, more flexible in financial terms, and better oriented to create value for its shareholders.

While we were working to rid ourselves of the heavy burden that had accumulated in past years, we did not neglect to build solid, competitive foundations for the future. We continued to invest almost euro 5 billion a year, mainly in the technological innovation of our networks, systems, products and services. We focused our attention even more on marketing and on the structures dedicated to serving our clientele. We never failed to continue to improve the level of professional expertise of our human resources. Since we were well aware that there could be no reliable, long-lasting growth without integrity, a good reputation and trust, we took action to make our administrative decisions even more transparent, to ensure that the interests of all our shareholders would be respected, and to establish a continuous, open dialogue with the financial community. With respect to corporate governance, we want to be at the top not only nationally but also internationally, so that every level of corporate operations will adopt the kind of conduct that will guarantee the utmost honesty and transparency. It is a continuous process: another step forward was the decision, starting with the Board of Directors taking office in 2004, that the board should have a majority of independent directors of the highest possible standing from both a personal and professional standpoint.

In more general terms, we have stepped up our commitment to implement policies of corporate responsibility that aim to satisfy all the bearers of legitimate interest – customers, employees, suppliers, the public at large, future generations – by supporting the principles of the Global Compact, the key benchmark at world level launched in 2000 by the U.N.O. to promote respect for human rights and labor standards and the safeguarding of the environment. By making the Sustainability Program an integral part of the Industrial Plan, we have planned the measures needed to assure the ethical excellence of the whole Group.

The positive economic and financial results of 2003 fit into this general framework. The results exceed the set targets in a way that places the Telecom Italia Group in a prime position within the international telecommunications scenario. The results achieved are even more impressive when we consider that 85% of the results was generated on the Italian market, where deregulation has been so far-reaching and so rigorous and where, as a result, competition in terms of prices and services has been even fiercer than in other European countries.

The main business segments generated growth. For the first time in four years, revenues from

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wireline telephone services increased as a result of effective strategies to promote customer loyalty, the ever-more rapid spread of broadband services, the development of value added services and the introduction of innovative data transmission solutions. In mobile telephone services, Tim continued its commitment to launch new multimedia services and ever more highly differentiated rate plans that are better suited to the various types of customers. Telecom Italia Media achieved a positive gross operating profit in the Internet segment, where Virgilio confirmed its role as the main Italian portal. Meanwhile, in the Television segment, the re-launching program enabled La7 to consolidate its broadcasting image, with a share of the viewing audience that was consistently above 2%, with a high level of concentration in the upper segments of the public. Despite the persisting contraction of the Italian demand for information technology solutions and increasing pressure from the competition, the Information Technology Market business unit improved its levels of profitability. With its highly competitive technological platform, Olivetti Tecnost is also emerging from a radical restructuring program and the redefinition of its industrial mission and is already producing positive operating results.

International operations are proving to be an ever-more important factor with regard to growth. We are in the process of leveraging the expertise and the most innovative solutions developed on the Italian market in the international sphere. In mobile phone services, in Brazil, services using GSM technology were successfully launched nationwide. In Turkey and Greece, we have consolidated our respective positions and are ready to benefit from the growth expected on those two markets. Thanks to investments made in France and in Germany, Telecom Italia Wireline is the first European wireline telephone services operator to expand into the market of broadband services outside its national boundaries.

It is because of these foundations that we can face the future with optimism.

In front of us lies an exciting period of innovation which is likely to radically transform the telecommunications industry. New value added services, new terminals and, more particularly, the convergence of telephone services and the Internet, made possible by broadband technology, will open up important new opportunities for growth.

When large quantities of data can be transported at high speed, it will become possible to bring movies, music, games and other innovative services into the homes of millions of customers. Thanks to digital land-based television, the TV will become interactive. Companies will be able to conduct their business on-line, thus reducing costs and improving their level of competitiveness. The true development of the “Internet Age” is finally taking place.

The Wi-Fi platform and the technologies of the third generation, EDGE (the latest development of the GSM platform) and UMTS, will ensure that broadband technology and services can be used everywhere.

Finally, a completely new range of fixed and cordless phones is about to enter our homes offering a whole range of new possibilities: “Aladino” was just the first step. We are now close to the launch of video-phones which use normal phone lines to transmit high-quality images and sounds.

Telecom Italia wishes to fully seize the opportunities for growth in the most promising areas of the international telecommunications market. A considerable proportion of our investments is being spent for this purpose, two-thirds being concentrated on innovation.

Investments, I wish to remind you, that will enable the companies which collaborate with the Group and with the TI Lab research facilities to increase their level of competitiveness and their chances of expanding onto foreign markets in one of the few hi-tech sectors in which Italy still plays a primary role on a worldwide scale.

But we can still make an even greater contribution to our country. In fact, the growth of telecommunications makes it possible not only to offer new services to the public at large, but also to give a considerable boost to the productivity of the entire economic system. This is being achieved amid declining telephone charges and, therefore, without fueling inflation. Countries which invested in this sector before us, and to a greater extent, have recorded a higher growth in GDP and a strengthening of their national industry and services. It is, therefore, extremely important that Italy should succeed in enhancing the enormous potential of the sector to its advantage.

We shall do everything we can to take up this challenge. We have the financial resources. We have the technologies needed. More particularly, as the results show, we have the human resources to sustain such a challenge. The commitment of our employees has already shown that, at every level, they are well aware of the responsibility and the privilege of participating in the growth of a group which is, and intends to remain, an asset of strategic importance in terms of the competitiveness of all the countries in which it operates. Especially Italy.

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HIGHLIGHTS

YEAR 2003

Improvement in economic results

Revenues: euro 30,850 million, –1.8% compared to 2002; excluding the foreign exchange effect and the change in the scope of consolidation, underlying growth was equal to 5.3%.

Gross operating profit: euro 14,280 million, +1.9% compared to 2002; underlying growth was equal to 5.6%.

Operating income pre-amortization of differences on consolidation: euro 8,619 million, +5.1% compared to 2002.

Operating income: euro 6,789 million, +12.1% compared to 2002; underlying growth was 15.6%.

Net income - Parent Company interest pre-amortization of differences on consolidation: euro 2,983 million (euro 1,159 million in 2002, attributing to the Parent Company, the share of the minority interest in the result of the merged company, acquired following the merger).

Net income - Parent Company interest: euro 1,192 million (net loss of euro 925 million in 2002, attributing, to the Parent Company, the minority interest in the result of the merged company, acquired following the merger).

Indebtedness

Net financial indebtedness: euro 33,346 million, a decrease of euro 53 million compared to December 31, 2002 notwithstanding the early exercise of the JP Morgan put option on Seat Pagine Gialle shares, recorded in the memorandum accounts in the 2002 financial statements for euro 2,417 million. Including proforma the expenses for the JP Morgan put option in the 2002 indebtedness situation, net financial indebtedness would be reduced by 2,470 million compared to December 31, 2002.

Compared to September 30, 2003, indebtedness would be euro 907 million lower.

Olivetti / Telecom Italia merger

The Olivetti and Telecom Italia merger was finalized on August 4. This is fully described in the section “Shareholder information”.

It should be pointed out that, following the merger, the consolidated data for the year 2003 is nevertheless comparable to the data for the previous periods under comparison since the merged company was already consolidated on a line-by-line basis.

Seat Pagine Gialle: spin-off and sale of Nuova Seat Pagine Gialle

On August 1, 2003, the proportional partial spin-off of Seat Pagine Gialle S.p.A. (the “Spun-off Company”) to a newly formed company (the “Nuova SEAT”) was finalized This event is fully described in the section “Shareholder information”.

On August 8, 2003, the 61.5% stake in Nuova Seat Pagine Gialle was sold to the consortium composed of BC Partners, CVC Capital Partners, Permira and Investitori Associati. The sales price was euro 3,033 million. Taking into account the deconsolidation of the debt of the Nuova Seat Pagine Gialle group at the date of the finalization of the sale (euro 648 million), the transaction made it possible for the Telecom Italia Group to reduce its consolidated net indebtedness by an amount of euro 3,681 million.

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TLC license fee

After the ruling handed down by the Court of Justice of the European Community stating that the TLC license fee established by Italian Law 448/1998, art. 20, is contrary to Community law, the Group no longer recorded the license fee for 2003 and the financial charges accrued in 2003 on the amount payable for the license fees recorded in previous years. Moreover, an entry was made to credit the statement of income for non-existent liabilities (payables and reserves for risks and charges) of euro 1,465 million, of which euro 922 million refers to the Parent Company, for the years 2000, 2001 and 2002. Such amount, net of the tax effect of 562 million (euro 353 million refers to the Parent Company), contributed to the improvement in the Parent Company interest and the minority interest in the net income for the year of euro 903 million.

Moreover, in anticipation of the final ruling by the administrative judge and the subsequent executive order, income has not been credited for the TLC license fee of euro 546 million (euro 362 million by Telecom Italia and euro 184 million by TIM) paid by the respective companies for the year 1999.

* * *

For purposes of the organization of the work of the Shareholders’ Meetings, especially with reference to the preparation of the documentation for preliminary filings as set forth in art. 2429 of the Italian Civil Code, the Shareholders’ Meeting to examine the annual financial statements will not be called by the end of April.

This will avoid convening the Shareholders’ Meeting – among other things – during a period when there is a particularly high concentration of meetings by listed companies.

However, the postponement is minimal, given that the Annual General Shareholders’ Meeting is called for May 5 and 6, 2004.

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SELECTED ECONOMIC AND FINANCIAL DATA TELECOM ITALIA GROUP

Beginning from August 2003, Nuova Seat Pagine Gialle was deconsolidated, since it was sold, and was therefore included in the scope of consolidation of the Telecom Italia Group only for the first seven months of 2003.

In 2002, it should be pointed out, the 9Telecom group, the Telespazio group, the company Sogei S.p.A. and other minor companies were deconsolidated.

The effects of the changes in the scope of consolidation are shown in the section on the economic and financial performance of the Telecom Italia Group in the consolidated results of operations, financial condition and cash flows for purposes of a uniform comparison.

	2003	2002	2001
Economic and Financial Data (millions of euro)
Sales and services revenues	30,850	31,408	32,016
Gross operating profit	14,280	14,015	13,655
Operating income pre-amortization of differences on consolidation	8,619	8,200	7,407
Operating income	6,789	6,058	5,125
Income (loss) before income taxes	3,442	(2,516)	(3,097)
Net income – Parent Company interest and minority interest before amortization of differences on consolidation	4,258	1,836	(1,394)
Net income – Parent Company interest pre-amortization of differences on consolidation	2,983	838	(1,381)
Income (loss) before minority interest	2,428	(306)	(3,676)
Net income (loss)	1,192	(773)	(3,090)
Free cash flows from operations	9,233	8,680	6,020
Investments:
- Industrial	4,894	4,901	7,231
- Differences on consolidation	5,096	346	1,193
- Financial	1,464	1,777	3,141

Balance Sheet Data (millions of euro)
Total assets	80,501	83,384	94,227
Net invested capital	53,935	54,023	64,715
Shareholders’ equity	20,589	20,624	26,353
- Parent company interest	16,092	11,640	12,729
- Minority interest	4,497	8,984	13,624
Net financial indebtedness	33,346	33,399	38,362

Profit and Financial Indexes
Gross operating profit/Revenues	46.3%	44.6%	42.7%
Operating income pre-amortization of differences on
consolidation/Revenues (ROS)	27.9%	26.1%	23.1%
Operating income/Revenues (ROS)	22.0%	19.3%	16.0%
Free cash flows/Revenues	29.9%	27.6%	18.8%
Debt ratio (Net financial indebtedness/ Net invested capital)	61.8%	61.8%	59.3%

Employees
Employees (number in Group at period-end)	93,187	106,620	116,020
Employees (average number in Group)	95,804	107,079	113,974
Revenues/Employees (average number in Group),
euro/thousands	322.0	293.3	280.9

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KEY DATA - TELECOM ITALIA GROUP BUSINESS UNITS

Telecom Italia Group operated with the following Business Unit structure:

(millions of euro)		Wireline (1) (2)	Mobile	South America (3)	Internet and Media (4)	IT Market (2)	IT Group (2)	Olivetti Tecnost	Subtotal	Other activities and eliminations (2) (5)	Consolidated total
Sales and services revenues	2003	17,216	11,782	1,126	1,297	891	1,100	655	34,067	(3,217)	30,850
	2002	17,047	10,867	1,409	1,991	1,039	996	914	34,263	(2,855)	31,408
Gross operating profit	2003	8,255	5,502	400	322	84	96	40	14,699	(419)	14,280
	2002	7,951	5,039	450	593	114	98	59	14,304	(289)	14,015
Operating income (loss)	2003	4,972	3,885	145	125	60	(36)	4	9,155	(536)	8,619
pre-amortization of differences on consolidation	2002	4,677	3,458	155	319	66	(38)	6	8,643	(443)	8,200
Operating income	2003	4,969	3,786	137	63	58	(36)	2	8,979	(2,190)	6,789
	2002	4,677	3,358	146	232	64	(40)	4	8,441	(2,383)	6,058
Investments: industrial	2003	2,302	1,957	130	102	30	174	20	4,715	179	4,894
	2002	2,475	1,715	216	81	39	149	35	4,710	191	4,901
Number of employees at	12.31.2003	50,766	18,888	5,049	2,029	4,827	4,107	2,395	88,061	5,126	93,187
	12.31.2002	53,935	18,702	5,461	7,715	5,506	5,039	4,527	100,885	5,735	106,620

(1)	Beginning June 16, 2003, the Domestic Wireline Business Unit took the new name of Wireline.

(2)	As from January 1, 2003, the Netikos group, the Webegg group, the TILab group, Loquendo and Eustema are no longer consolidated by the IT Group. BBNed is no longer consolidated by Other Activities. The TILab group moved to Other activities and Loquendo and BB Ned became part of Wireline, whereas the other companies moved to the IT Market Business Unit. The 2002 data was restated for purposes of comparison.

(3)	The data relates to the Entel Chile group, the Entel Bolivia group, the company Telecom Italia America Latina and the Argentine branch of Telecom Italia.

(4)	As from August 8, 2003, Nuova Seat Pagine Gialle, the beneficiary company of the spin-off from Seat Pagine Gialle which took place in July 2003, was sold. The figures for 2003 include the results of operations for the first seven months of the Nuova SEAT Group, later sold.

(5)	The data presented above includes the International Affairs activities, TILab, the Telespazio Business Unit, sold in the last quarter of 2002 and for which only the statement of income data was consolidated for the first nine months of 2002, the 9Telecom group, sold in the third quarter of 2002 and for which only the statement of income data was consolidated for the first six months of 2002, as well as the financial companies, the centralized group services and the staff functions.

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Major economic and operating performance indicators for 2003 by Business Unit

(*)	5.4% of employees work in Other Activities of the Telecom Italia Group.

(1)	The data relates to the Entel Chile group, the Entel Bolivia group, the company Telecom Italia America Latina and the South American business segment of Telecom Italia.

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OPERATING HIGHLIGHTS TELECOM ITALIA GROUP

	2003	2002	2001
WIRELINE
Fixed network connections in Italy (thousands)	26,596	27,142	27,353
- of which digital (equivalent ISDN channels)	6,027	5,756	5,403
Voice flat-rate plans (thousands)	5,547	5,224	4,094
Broadband access (thousands)	2,200	850	390
Network infrastructure in Italy
- access network in copper (millions of km - pair)	105.2	104.3	104.3
- access network and transport in fiber optics (millions of km of fiber optics)	3.6	3.6	3.2
Network infrastructure abroad
- European backbone (km of fiber optics)	39,500	36,600	36,600
MOBILE
TIM lines in Italy (at period-end, thousands)	26,076	25,302	23,946
TIM group foreign lines (at period-end, thousands) (1)	18,438	13,809	10,923
TIM group lines total (Italy + foreign in thousands) (1)	44,514	39,111	34,869
GSM penetration in Italy (% of population)	99.8	99.8	99.7
E-TACS penetration in Italy (% of population)	97.9	98.0	98.0
INTERNET AND MEDIA
Internet:
Page Views Virgilio (millions)	6,612	5,267	3,945
Active users ISP (at period-end, thousands)	2,514	2,227	1,804
La7 average audience (thousands)	197	165	—
La7 audience share	2.17%	1.81%	—

(1)	The foreign lines include those of the affiliate Aria - IS TIM Turchia and the subsidiary Radiomobil.

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SHAREHOLDER INFORMATION

Telecom italia S.p.A. share capital at December 31, 2003

Share capital	euro 8,853,990,644.95
Ordinary shares (par value euro 0.55 each)	No. 10,302,243,740
Savings shares (par value euro 0.55 each)	No. 5,795,921,069
Market capitalization (on average prices of December 2003)	euro 34,308 million
Percentage of Telecom Italia stock
- on Mibtel Index (Telecom Italia - ordinary and savings)	6.86% (at 12/31/2003)
- on DJ Stoxx TLC Index [1] (Telecom Italia - ordinary)	5.26% (at 12/31/2003)
Percentage of the stocks of companies in the Telecom Italia Group
- on Mibtel Index (Telecom Italia, TIM, Telecom Italia Media - ordinary and savings)	16.58% (at 12/31/2003)
- on DJ Stoxx TLC Index (Telecom Italia, TIM - ordinary)	9.48% (at 12/31/2003)

[1]	The Index is calculated on a geographical basis that includes all European countrie.

Shareholders

Composition of Telecom Italia S.p.A. shareholders according to the

Shareholders Book at December 31, 2003 (ordinary shares)

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PERFORMANCE OF THE STOCKS OF THE MAJOR COMPANIES OF THE TELECOM ITALIA GROUP

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OLIVETTI S.P.A./TELECOM ITALIA S.P.A. MERGER

On April 15, 2003, the Boards of Directors of Olivetti (“Merging Company”) and Telecom Italia (“Merged Company”) approved the Plan of Merger (“Merger”) for the incorporation of Telecom Italia into Olivetti, previously announced on March 12, 2003. The plan established the following exchange ratio:

•	7 Olivetti ordinary shares, of par value euro 1 each for every ordinary share of the Merged Company of par value euro 0.55 each;

•	7 Olivetti savings shares, of par value euro 1 each for every savings share of the Merged Company of par value euro 0.55 each.

The Plan of Merger was approved on May 24, 2003 by the Extraordinary Shareholders’ Meeting of the Merged Company and on May 26, 2003 by the Extraordinary Shareholders’ Meeting of Olivetti.

The Merger is part of the strategic plan pursued by the Olivetti-Telecom Italia Group with the aim of focusing on core businesses, optimizing the corporate structure and reducing debt. The Merger particularly falls under the reorganization plan aimed at creating value, begun in July 2001, and achieved through industrial and financial restructuring, notwithstanding the slump in the stock markets and telecommunications sector.

Under the complex plan to merge Olivetti /Telecom Italia, a tender offer was envisaged on the part of Olivetti for the ordinary and savings shares of Telecom Italia. The tender offer, besides forming part of an investment rationale, also had the purpose of ensuring the shareholders of the Merged Company that did not wish to retain their investment in Olivetti after the Merger a means of cashing-out, at least in part, such investment similarly to what occurred for the Olivetti shareholders thanks to the withdrawal rights to which they were entitled by law.

For purposes of the Merger, the balance sheets of the draft financial statements of Olivetti and the Merged Company as at December 31, 2002 were used, pursuant to art. 2501-ter of the Italian Civil Code.

On August 4, 2003 (“Date the Merger became effective”), the Merging Company adopted by-laws that generally corresponded to those of the Merged Company and took the name of “Telecom Italia S.p.A.” (“Telecom Italia”). From a juridical standpoint, the Merger led the Merging Company to become the universal successor to the Merged Company, the result being that the Merging Company assumed all the assets and liabilities, the rights and obligations of the Merged Company, and thus, as an example and not completely inclusive, all the relative fixed assets and intangible assets, receivables and payables due or becoming due and, more generally, the entire patrimony of the Merged Company without any exclusions or limitations. In particular, the Merging Company succeeded to the Merged Company in all the licenses and administrative authorizations granted to the latter, according to the manner established by existing laws.

The aforementioned exchange ratio was met by redistributing the capital of the Merging Company resulting at the time the Merger was completed, after changing the par value of the ordinary and savings shares of the Merging Company to euro 0.55 (equal to the par value of the shares of the Merged Company), in lieu of the original par value of euro 1. Consequently, starting on August 4, 2003, the shares already issued by the Merging Company and Merged Company began to be withdrawn and substituted with the shares of the Company resulting from the merger according to the following ratio:

•	0.471553 Telecom Italia ordinary shares of par value euro 0.55 for each Olivetti ordinary share of par value euro 1;

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•	3.300871 Telecom Italia ordinary shares of par value euro 0.55 for every ordinary share of the Merged Company of par value euro 0.55;

•	3.300871 Telecom Italia savings shares of par value euro 0.55 for every savings share of the Merged Company of par value euro 0.55.

In accordance with the combined provisions of articles 2504-bis, paragraph 3, and 2501-bis, paragraph 1, point 6, of the Italian Civil Code, the transactions of the Merged Company were accounted for by Olivetti beginning January 1, 2003, the date also considered for tax purposes, pursuant to art. 123, paragraph 7, of D.P.R. No. 917 dated December 22, 1986.

The admission and listing of the new ordinary and savings shares of the Company resulting from the merger on the New York Stock Exchange in the form of American Depositary Shares (“ADS”) was requested and obtained on August 4, 2003.

As a result of the change in the corporate business purpose, the Olivetti shareholders that were absent or dissented to the resolution passed on the approval of the Merger had the right to withdraw from the company as set forth in art. 2437 of the Italian Civil Code. By the deadline date to exercise the withdrawal right, requests had been presented for 10,958,057 Olivetti shares which, at the conclusion of the Merger, were cashed out for a total amount of euro 10,940,524.

In order to meet the needs deriving from the cash-out of the withdrawals, and have an amount remaining for the tender offer, Olivetti could draw from lines of credit made available by a pool of banks for an amount equal to euro 9,000 million. 512,280,322 ordinary shares, at a price of euro 8.010 each, and 242,936,252 savings shares, at a price of euro 4.820 each, of the Merged Company were tendered to the offer for a total equivalent amount of euro 5,274 million paid by the partial funding from the above lines of credit.

Share capital and number of shares of Telecom Italia

Following the above transactions, the share capital of the Company resulting from the merger (Telecom Italia) was equal to euro 8,845,640,559.40 divided into 10,287,061,839 ordinary shares and 5,795,921,069 savings shares, all for a par value of euro 0.55 each.

Accounting treatment of the Merger

The Merger was accounted for at the historical values taken from the financial statements of the companies that were merged. The relative merger differences (cancellation deficit and exchange surplus) were accounted for as follows:

•	Cancellation deficit: arising from the difference between the carrying value of the cancelled shares of the Merged Company (euro 27,663 million) and the underlying share of net equity (euro 4,683 million) equal to 50.26%.

Telecom Italia S.p.A.

This deficit, euro 22,980 million, in accordance with accounting principles, was allocated to the carrying value of TIM shares recorded in long-term investments.

Telecom Italia Group

On consolidation, the portion of the deficit arising from the outcome of the tender offer and the consolidation – preliminary to the Merger – of the shares of the Merged Company held by the Merging Company and recorded in current assets, equal to a total of euro 4,801 million (net of amortization of euro 240 million) was recorded in the caption Differences on consolidation since it represented the goodwill paid for the acquisition of an additional stake in a company already consolidated. This difference is being amortized over 20 years.

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•	Exchange surplus: since there was no capital increase to service the exchange, this surplus corresponds to the minority interest in the net equity (euro 4,634 million, equal to 49.74%).

Telecom Italia S.p.A.

The exchange surplus was recorded in a specific caption of the Shareholders’ equity of Telecom Italia for euro 4,634 million. This amount was partly used by reclassifying euro 1,835 million to the legal reserve (including the Reserve for inflation adjustments and the Reserve under Law No. 342 11/21/2000 - art. 14) and euro 610 million to other reserves in suspension of taxes and the Reserve under Law No. 488/1992 with statutory restrictions.

Telecom Italia Group

On consolidation, the Merger gave rise to an increase in Telecom Italia’s interest in shareholders’ equity of euro 3,424 million compared to a reduction, of the same amount, in the Minority interest.

PROPORTIONAL PARTIAL SPIN-OFF AND SALE OF SEAT PAGINE GIALLE S.P.A.

On April 1, 2003, the Board of Directors of Seat Pagine Gialle S.p.A. approved the plan for the proportional partial spin-off of Seat Pagine Gialle S.p.A. (“Spun-off Company”) to a newly formed company (“Nuova SEAT”) based upon the balance sheet of the spun-off company at December 31, 2002. The Extraordinary Shareholders’ Meeting of Seat Pagine Gialle S.p.A. approved the spin-off plan on May 9, 2003. On July 25, 2003, Nuova SEAT received the corporate complex principally composed of the following business segments: Directories (consisting of the Italian operations in telephone publishing and the stakes held in TDL Infomedia and Thomson), Directory Assistance (89.24.24 Pronto Pagine Gialle and Telegate) and Business Information (Consodata group). The spun-off company took the new name of Telecom Italia Media whereas the newly formed beneficiary company took the name of “Seat Pagine Gialle S.p.A.”.

The spin-off became effective on August 1, 2003 The shareholders of the Spun-off Company were assigned, for every 40 ordinary (savings) shares held:

•	29 new ordinary (savings) shares of the beneficiary company, Seat Pagine Gialle

•	11 new ordinary (savings) shares of the spun-off company, Telecom Italia Media

On August 8, 2003, the 61.5% stake in Nuova Seat Pagine Gialle was sold to the consortium composed of BC Partners, CVC Capital Partners, Permira and Investitori Associati. The sales price was euro 3,033 million. Taking into account the deconsolidation of the debt of the Nuova Seat Pagine Gialle group at the date of the finalization of the sale (euro 648 million), the transaction made it possible for the Telecom Italia Group to reduce its consolidated net indebtedness by an amount of euro 3,681 million.

Furthermore, under the agreements for the sale of the investment in Nuova Seat Pagine Gialle, Telecom Italia has pledged to provide Telecom Italia Media (the spun-off company) with the resources necessary to be able to satisfy its outstanding debts and commitments with regularity as of the date the spin-off became effective so that Nuova SEAT could avert any joint and several responsibility, as per ex art. 2504-decies of the Italian Civil Code.

2003 ANNUAL REPORT	15

FINANCIAL INDICATORS (°)

(euro)	2003
Telecom Italia S.p.A.
Market price (December average)
- Ordinary share	2.41
- Savings share	1.63
Dividends per share
- Ordinary share	0.1041
- Savings share	0.1151
Pay-Out Ratio	66%
Market to Book Value	2.10
Dividend Yield (on December average market prices)
- Ordinary share	4.32%
- Savings share	7.06%

	2003	2002 (*)
Telecom Italia Group
Earnings/(loss) Parent Company interest per ordinary share	0.0705	(0.1614)
Earnings/(loss) Parent Company interest per savings share	0.0815	(0.1504)
Operating free cash flow per share	0.5772	0.5435
Consolidated equity Parent Company interest per share	1.0059	0.8914

(°)	The financial indicators of Telecom Italia S.p.A. for 2002 are not shown as they are not comparable with those of 2003 owing to the Olivetti/Telecom Italia merger.

(*)	Restated data of the Olivetti Group relating to the year 2002.

RATINGS AT DECEMBER 31, 2003

Outlook
STANDARD&POOR’S	BBB+	Positive
MOODY’S	Baa2	Stable
FITCH IBCA	A-	Stable

When Telecom Italia and Olivetti merged, the major agencies announced their ratings of the new company.

On July 31, 2003, S&P gave a BBB+ rating, with a stable outlook, to the company resulting from the merger. This was the rating previously attributed to Telecom Italia. On that occasion, S&P stressed how, in spite of the temporary increment in the total debt due to the tender offer, the merger between Olivetti and Telecom Italia brought a considerable improvement to the debt structure of the Group. On November 26, 2003, S&P raised the outlook to positive, thus reflecting expectations of a generation of strong cash flows, a solid operating performance and a continuous focus on the part of Telecom Italia to reduce its debt.

On August 5, 2003, Fitch also gave the new company the A- rating given to Telecom Italia, with a stable outlook, commenting on the robustness of the new financial structure of the Group and the established capacity of management to reduce debt.

Lastly, on August 12, 2003, Moody’s assigned the new company the Baa2 rating previously attributed to Olivetti, with a stable outlook.

In its analysis, Moody’s took into account both the higher debt as a result of the merger and the debt situation at Olimpia, the majority shareholder of Telecom Italia.

Telecom Italia immediately expressed its opinion on Moody’s rating in a press release in which it stated that the rating agency does not sufficiently take into account the results achieved by Telecom Italia’s management in reducing the net financial debt, and that a unitary consideration of Olimpia’s and Telecom Italia’s debt situation is not justified.

2003 ANNUAL REPORT	16

MACRO-ORGANIZATION CHART TELECOM ITALIA GROUP

Functions
Business Unit
CHAIRMAN
M. Tronchetti Provera
DEPUTY CHAIRMAN
G. Benetton
C.E.O.
C. Buora
Assistent to the Chairman
F. Bettini
Assistent to the C.E.O.
F. Federici
General Counsel
F. Chiappetta
Communication and Image
G.C. Rocco di Torrepadula
Brand Enrichment
A. Kerbaker
Human Resources
G. Bracco
Public and Economic Affairs
R. Perissich/ A. Camanzi (condirettore)
Telecom Italia Lab.
A. Olivari
Finance Administration and Control
E. Parazzini
Purchasing
G. Spreafico
Corporate and Legal Affairs (3)
A. Cappuccio
Security
G. Tavaroli
Telecom Italia Audit (1)
A. Focaroli
Corporate Development and Investors Relations
F. Di Carlo
International Affairs
G. Zambeletti
Information Technology Gruppo
A. Andreoni
Latin America Operations (2)
O. Cristianci
Mobile
M. De Benedetti
Wireline
R. Ruggiero
Internet and Media
E. Parazzini
Olivetti Tecnost
O. Autelli
Information Technology Market
N. Tronchetti Provera

(1)	Consortium company which carries out the internal auditing activities of the Group.

(2)	Starting March 1, 2004, Paolo Dal Pino took over as representative of the Telecom Italia Group in Latin America, reporting directly to the Chairman, and a proposal will be put forth to appoint him as Chairman of Telecom Italia Latam. Telecom Italia Latam assumes the new role of the “delocalized” Corporate function in Latin America, consistent with the Group’s chosen strategy to consolidate and develop its international presence in the Latin America geographical area. The Business Units – with their present corporate organization structure – are nevertheless responsible for the results of the subsidiaries in Latin America under their control. Beginning March 1, 2004, Latin America Operations was disbanded. Oscar Cristianci will take charge of Telecom Italia Argentina.

(3)	Starting February 23, 2004, the International Legal Affairs function (previously under the Corporate and Legal Affairs function) will report directly to the CEO Carlo Buora.

2003 ANNUAL REPORT	17

Staring in January 2004, a review was conducted of the Committee organization of the Group which represents the principal tools for the operational integration of the Business Units/Corporate Functions.

The Committees are as follows:

•	Management Committee which guarantees coordination of the Group’s activities and ensures coordination in the development and implementation of business strategies.

•	Investments Committee which approves investments exceeding specific level of approval.

•	Purchases Committee which promotes coordination of the Group’s purchasing processes, monitoring their performance and maximizing synergies among the Business Units/Companies.

•	Business Reviews which control the results of each Business Unit, analyze forecasts and operational progress reports and decide on the resulting action plans.

•	Publishing Committee which establishes strategic guidelines relating to the publishing lines of reference for the Group. Reporting to the Publishing Committee is the Operating Content Acquisition Committee which purpose is to ensure a whole vision of the initiatives developed by the Business Units, to leverage the contents of Group’s offerings and packages and to define a synergic approach with suppliers;

•	Technological Committee which guarantees coordination of the innovation and technological development processes.

•	IT Security Committee which ensures coordination in the management of the information and computer security of the Telecom Italia Group.

•	Latin America Purchases Committee which promotes coordination of the purchasing processes in Latin America, monitoring their performance and maximizing synergies among the operating companies.

•	Latin America Image Awareness and Advertising Committee which ensures the uniformity of advertising and image awareness initiatives of the Group in Latin America.

•	Latin America Regional Coordination Committee which guarantees overall consistency of the Group’s activities in Latin America, ensuring coordination in the development and implementation of business strategies.

2003 ANNUAL REPORT	18

INTERNATIONAL PRESENCE OF TELECOM ITALIA GROUP AT DECEMBER 31, 2003

MAJOR SUBSIDIARIES

ITALY

WIRELINE

- Atesia S.p.A. *

- Path.Net S.p.A. *

- Loquendo S.p.A. *

MOBILE

- TIM S.p.A. *

INTERNET AND MEDIA

- Telecom Italia Media *

- Buffetti Group *

- Holding Media e Comunicazione Group *

- Matrix S.p.A. *

IT MARKET

- Finsiel Group *

- Webegg Group *

OLIVETTI TECNOST

- Olivetti Tecnost S.p.A

- Olivetti I_Jet S.p.A.

IT GROUP

- IT Telecom S.p.A.

EUROPE

WIRELINE

- Telecom Italia Sparkle Group *

- Telecom Italia Deutschland GmbH

- HanseNet Telekommunikation GmbH *

- BBNed (Holland)

INTERNATIONAL AFFAIRS

- Telecom Italia International (Holland)

OTHER ACTIVITIES

- Telecom Italia Finance (Luxembourg)

- Telecom Italia Capital (Luxembourg)

MEDITERRANEAN BASIN WIRELINE - Mediterranean Nautilus Group (Mediterranean Basin) * - Med-1 Group (Mediterranean Basin) * MOBILE - Stet Hellas Telecommunication (Greece) *

SOUTH AMERICA

WIRELINE

- Latin American Nautilus Group (Latin America) *

MOBILE

- Tele Celular Sul Participaçoes Group (Brazil) *

- Tele Nordeste Celular Participaçoes Group (Brazil)*

- Maxitel S.A. (Brazil) *

- TIM Celular S.A (Brazil)*

- Starcel Ltda (Brazil)

- TIM Perù S.A.C. (Peru) *

- Corporacion Digitel C.A. (Venezuela) *

- Blah ! (former TimNet Com S.A.) (Brazil)

LATIN AMERICA OPERATIONS

- Entel Bolivia Group (Bolivia) *

- Entel Chile Group (Chile) *

- Telecom Italia America Latina

* Comments on the main economic and financial performance of these companies are provided in the report.

2003 ANNUAL REPORT	19

ECONOMIC AND FINANCIAL PERFORMANCE

TELECOM ITALIA GROUP

RESULTS OF OPERATIONS

The consolidated net income of the Group for 2003 was euro 1,192 million (euro 2,428 million before minority interest). In 2002, the consolidated net result of the Group was a loss of euro 773 million (loss of euro 306 million before minority interest).

The consolidated net result of the Group in 2002 would have been a loss of euro 925 million, attributing to the Parent Company the minority interest in the result of the merged company, acquired following the merger of Telecom Italia into Olivetti.

The improvement in the consolidated net result of the Group (+euro 1,965 million) was due to the following factors:

•	increase in operating income (+euro 731 million);

•	improvement in net financial income (expenses) and net investment income (expenses) (+euro 814 million);

•	improvement in net extraordinary income (expenses) (+euro 4,413 million), mainly due to lower writedowns and other extraordinary expenses (euro 2,934 million compared to euro 8,486 million in 2002) offset in part by lower extraordinary income (euro 1,851 million compared to euro 2,990 million in 2002);

net of

•	higher income taxes of euro 3,224 million despite the posting of deferred tax assets of euro 1,266 million which became recoverable thanks to the merger of Olivetti and Telecom Italia;

•	higher minority interest in earnings (+euro 769 million) principally due to the improvement of the Mobile Business Unit (euro 647 million) and the effects of the merger (euro 152 million).

Sales and service revenues in 2003 amounted to euro 30,850 million, with a reduction of 1.8% compared to euro 31,408 million in 2002. Excluding the negative foreign exchange effect (euro 728 million, of which euro 641 million refers to the South American telecommunications companies) and the change in the scope of consolidation (euro 1,375 million, of which euro 797 million relates to the Internet and Media Business Unit), underlying growth was 5.3% (euro 1,545 million). A particularly incisive effect on the change in the scope of consolidation was brought about by the sale, effective August 1, 2003, of Nuova Seat Pagine Gialle and the deconsolidation, in the second part of 2002, of the 9Telecom group, Sogei and the Telespazio group.

2003 ANNUAL REPORT	20

Contributing to organic growth in particular were:

•	a significant increase in the revenues of the Mobile Business Unit, which were driven by the domestic market (voice traffic and value-added services) and by the Brazilian market;

•	the increase in the revenues of the Wireline Business Unit, which were especially affected by the growth in income from basic subscription charges, especially for ADSL, and from the sales of telephone equipment, which more than compensated the drop in traffic which, besides, decreased in the retail segment and increased in the wholesale area;

•	a reduction in the sales of the Olivetti Tecnost Business Unit.

The breakdown of sales and service revenues by customer geographic location is the following:

Geographic area (millions of euro)	2003		2002
Italy	24,811	80.5%	25,029	79.7%
Rest of Europe	2,478	8.0%	2,665	8.5%
North America	589	1.9%	452	1.4%
Central and South America	2,566	8.3%	2,805	8.9%
Australia, Africa and Asia	406	1.3%	457	1.5%

Total	30,850	100.0%	31,408	100.0%

Gross operating profit, equal to euro 14,280 million, grew compared to 2002 by euro 265 million (+1.9%). As a percentage of revenues, the gross operating profit was 46.3% (44.6% in 2002). Excluding the foreign exchange effect (– euro 146 million ) and the effect due to the change in the scope of consolidation (– euro 344 million), underlying growth was 5.6% (+euro 755 million). Such growth takes into account the negative effect of the start-up of GSM services in Brazil (euro 131 million) and the positive impact of the cancellation of the government TLC license fee (euro 355 million in 2002).

In greater detail, gross operating profit was impacted by:

•	raw materials and outside services, equal to euro 13,018 million, down by 2.2% from 2002, mainly due to measures to improve the level of efficiency The percentage of raw materials and outside services to revenues was 42.2%, a decrease compared to 2002 (42.4%).

•	labor costs, equal to euro 4,297 million, were euro 430 million lower than in 2002 (–9.1%). Besides the change in the scope of consolidation, the decrease was due to a reduction in the workforce of the merged company and the Olivetti Tecnost Business Unit. As a percentage of revenues, labor costs were 13.9% compared to 15.1% in 2002.

Employees at December 31, 2003 numbered 93,187 (106,620 at December 31, 2002). A breakdown is presented below:

	12/31/2003 (a)	12/31/2002 (b)	Change (a - b)
Italy	78,069	86,286	(8,217)
Outside Italy	15,118	20,334	(5,216)

Total employees	93,187	106,620	(13,433)

Compared to December 31, 2002, the reduction of 13,433 employees was due to operating turnover – 4,604 (– 4,134 in Italy and – 470 outside Italy) and the change in the scope of consolidation – 8,829. The latter decrease was principally due to the sale of companies in the Internet and Media Business Unit (– 5,642, of which – 5,402 regards the sale of Nuova Seat Pagine Gialle), the sale of Tess (– 404), Olivetti Tecnost, in particular due to the sale of the Olivetti Tecnost de Mexico business segment (– 1,266), the spin-offs of the Logistics business

2003 ANNUAL REPORT	21

by the Wireline division (– 337), the Facility Management business by Olivetti Multiservices (– 208), the Desktop Management activity (– 582 in the IT Group and – 22 in IT Market) and Corporate Solutions (– 380 in IT Group and – 21 in Olivetti Tecnost), the sale of the Netikos group (– 207) and other minor companies and activities (– 130) and the addition of Hansenet (+381), Tm News (+55) and Top Services (+21).

Operating income pre-amortization of differences on consolidation, equal to euro 8,619 million, increased, compared to 2002, by euro 419 million (+5.1%) and represented 27.9% of revenues in 2003, increasing from 26.1% in 2002.

Operating income, equal to euro 6,789 million, increased by euro 731 million (+12.1%) compared to 2002. As a percentage of revenues, operating income rose from 19.3% in 2002 to 22% in 2003. Excluding the foreign exchange effect and the impact of the change in the scope of consolidation, the growth was 15.6%. This growth includes the negative effect of the GSM start-up in Brazil (euro 273 million) and the positive impact of the cancellation of the TLC license fee (euro 395 million in 2002).

The increase in the amount itself reflects a higher gross operating profit and reductions in depreciation and amortization charges, other valuation adjustments and provisions to reserves for risks and charges.

The following factors specifically had a decisive impact on the operating result:

•	the amortization of differences on consolidation, equal to euro 1,830 million (euro 2,142 million in 2002), showed a reduction of euro 312 million. The reduction is mainly due to the writedown of the difference on consolidation relating to Seat Pagine Gialle made in the 2002 financial statements and the sale of Nuova Seat Pagine Gialle (for a total of euro 304 million), the extension of the estimated period of benefit for the original difference on consolidation on the merged company (euro 227 million), offset by higher amortization of the differences on consolidation deriving from Olivetti’s tender offer for the merged company (euro 228 million) and the reclassification of the shares of the merged company recorded previously in current assets (euro 12 million);

•	amortization of other intangibles and depreciation of fixed assets, equal to euro 4,949 million (euro 5,085 million in 2002), showed a reduction of euro 136 million. The reduction of approximately euro 270 million owing to the change in calculation of the amortization charge for certain categories of intangibles (from the time the assets come into use rather than, conventionally, from the start of the year) was for the most part offset by higher investments in intangible assets during the year.

The breakdown is as follows:

(millions of euro)	2003 (a)	2002 (b)	Change (a - b)
Other intangibles	1,279	1,277	2
Fixed assets	3,670	3,808	(138)

Total depreciation and amortization	4,949	5,085	(136)

The percentage of the amortization of other intangibles and the depreciation of fixed assets to revenues was 16.0% (16.2% in 2002).

•	Other valuation adjustments, equal to euro 477 million, principally referred to writedowns to reduce receivables from customers to their estimated realizable value, mainly in respect of Telecom Italia (euro 199 million), Tim (euro 66 million) and Telecom Italia Sparkle (euro 38 million). The reduction of euro 127 million from 2002 was chiefly on account of the provisions made by the Parent Company in 2002 (euro 118 million) for receivables due from other TLC national and international operators.

2003 ANNUAL REPORT	22

•	Provisions to reserves for risks and charges, amounting to euro 94 million, presented a reduction of euro 77 million. The reduction was mainly in respect of Telecom Italia (euro 29 million) owing to the cancellation of the TLC license fee, Tim (euro 23 million) on account of lower provisions to the reserve for expenses connected with the regulatory framework and Stet Hellas (euro 17 million) due to lower provisions to the reserves for risks and charges and pending litigation.

•	Net other income (expenses) showed an expense balance of euro 141 million (+ euro 45 million in 2002). Details are as follows:

(millions of euro)	2003 (a)	2002 (b)	Change (a - b)
Indirect duties and taxes	(128)	(123)	(5)
Net loss on sale of fixed assets and intangibles	(18)	(36)	18
Expenses connected with credit management	(91)	(60)	(31)
Late payment fees charged by TLC companies to customers	91	106	(15)
Portion of capital grants credited to income during the year	64	65	(1)
Sundry other income and expense	(59)	93	(152)

Total	(141)	45	(186)

Net financial income (expenses) showed an expense balance of euro 2,192 million, an improvement of euro 373 million compared to 2002. Details are as follows:

(millions of euro)	2003 (a)	2002 (b)	Change (a - b)
Net financial income (expenses)	(2,171)	(2,349)	178
Value adjustments to financial assets, other than equity investments	(21)	(216)	195

Total	(2,192)	(2,565)	373

The reduction in debt exposure and interest rates led to a considerable decrease in net financial expenses, despite the expenses connected with the credit lines granted to the merging company Olivetti for the share withdrawals and the tender offer (euro 98 million) and the increase in expenses (euro 84 million) relating to the JP Morgan put option on Seat Pagine Gialle shares. This last increase takes into account the expenses (euro 161 million) to exercise the put at an earlier date, in August 2003.

Compared to the corresponding period of 2002, the exchange rate effect of the companies in South America exerted a positive impact.

The improvement in value adjustments to financial assets was due to the writedown in 2002 of the bonds and the Telecom Italia ordinary and savings shares held by the merging company.

Net investment income (expenses) showed an expense balance of euro 72 million (an expense balance of euro 513 million in 2002), with an improvement of euro 441 million compared to 2002. Details are as follows:

(millions of euro)	2003 (a)	2002 (b)	Change (a - b)
Net investment income	17	57	(40)
Net revaluations (writedowns) of equity investments	(76)	(490)	414
Amortization of differences on consolidation, regarding
investments accounted for using the equity method	(13)	(80)	67

Total	(72)	(513)	441

Net revaluations (writedowns) of equity investments in 2003, in particular, included the Group’s share of equity in the losses of Sky Italia (former Stream) for euro 96 million.

2003 ANNUAL REPORT	23

The reduction compared to 2002 principally referred to Sky Italia (former Stream) (euro 150 million), Aria IS Tim (euro 171 million) and TIM shares recorded in current assets (euro 79 million).

Net extraordinary income (expenses) showed an expense balance of euro 1,083 million (an expense balance of euro 5,496 million in 2002), with an improvement of euro 4,413 million. Details are as follows:

(millions of euro)	2003 (a)	2002 (b)	Change (a - b)
Gains from divestitures of long-term investments
and business segments	105	2,553	(2,448)
Non-existent liabilities and reserves relating to the
TLC license fee	1,465	—	1,465
Other extraordinary income	281	437	(156)

Total extraordinary income	1,851	2,990	(1,139)

Extraordinary expenses	(2,934)	(8,486)	5,552

Total net extraordinary income (expenses)	(1,083)	(5,496)	4,413

Extraordinary income of euro 1,851 million comprised:

•	euro 105 million of gains on the sale of equity investments and business segments. Gains in 2002 totaled euro 2,553 million and related mainly to the disposal of the investments in Auna, Bouygues Decaux Telecom, Lottomatica, Mobilkom Austria, EMSA, Telimm and Telespazio as well as the properties and business segments under the Tiglio and Telemaco Immobiliare transaction, and other minor companies;

•	euro 1,465 million from the writeoff of non-existent liabilities and the reserves for risks and charges relating to the cancellation of the TLC license fee following the verdict handed down by the European Court of Justice;

•	euro 281 million of prior period income and other extraordinary income (euro 437 million in 2002, of which euro 131 million was for prior period income realized on the recovery of pre-amortization interest relating to expenses under Law No. 58/1992).

Extraordinary expenses of euro 2,934 million comprised:

•	euro 195 million for losses on the sale of the entire stake held in Nuova SEAT after the spin-off, and euro 348 million for the writedown of the difference on consolidation of TI Media recorded on the basis of the valuations of independent experts. In 2002, the writedown of the differences on consolidation and the provision to the reserve for charges in respect of the forward commitment to purchase Seat Pagine Gialle shares negatively impacted the statement of income for euro 3,486 million;

•	euro 406 million for writedowns of differences on consolidation relating to consolidated companies (euro 195 million for Entel Cile as a result of the corporate reorganization plans, euro 132 million for Digitel Corporation, in view of the persisting difficult macroeconomic situation in which the company operates, euro 42 million for Epiclink, as a result of the process to reposition the company within the Group and euro 37 million for other minor companies. In 2002, extraordinary writedowns to differences on consolidation and provisions regarding subsidiaries and affiliated companies were made for a total of euro 2,526 million (of which euro 2,341 million relates to the investment held in Aria-Is Tim Turchia and reserves for risks and charges to cover the Group’s exposure with the same affiliated company);

•	euro 139 million for provisions for risks and charges regarding equity investments of which euro 59 million relates to expenses connected with the acquisition of Digitel shares held by minority shareholders and euro 30 million to expenses to be paid to Mirror for the lower sale price on the sale of Inmarsat compared to the reference value used in 2001 at the time of the sale of the investment to Mirror by Telecom Italia;

•	euro 55 million for expenses on the settlement with Pagine Italia following the agreement which fell short with the latter for the purchase of the Pagine Utili business segment;

2003 ANNUAL REPORT	24

•	euro 118 million for expenses connected with the Olivetti/Telecom Italia merger principally in respect of fees for advisors, legal and tax consultants, technical experts and banking charges;

•	euro 74 million for expenses connected with the spin-off and sale of Nuova Seat Pagine Gialle;

•	euro 273 million (euro 494 million in 2002) of expenses and provisions for employee cutbacks and layoffs (of which euro 196 million was borne by the Parent Company; euro 379 million in 2002);

•	euro 387 million for expenses under ex Law 58/1992 to cover employees under the former “Telephone Employees Pension Fund” (FPT), of which euro 315 million refers to the recalculation of the liability following the evolution of the dispute with Inps and euro 72 million for interest relating to the current year;

•	euro 48 million for prior period taxes principally for the cost of the tax amnesty;

•	euro 192 million for the writeoff of prior years’ receivables balances, relating to the Parent Company, made necessary by the introduction of new information systems which have improved the ability to monitor such balances;

•	euro 56 million for the additional adjustment made by the Parent Company to the estimated value of unused prepaid telephone cards following the start of technical data collection procedures;

•	euro 49 million for losses arising from the settlement of adjustments on the contribution of the international wholesale business segment in 2002:

•	euro 295 million for provisions and writedowns of fixed assets and intangible assets made by the Latin American Nautilus group (euro 235 million), Telecom Italia Learning Service (euro 27 million), Epiclink (euro 15 million) and other minor companies (euro 18 million) under reorganization programs;

•	euro 33 million for damages sustained to the assets of the Group as a result of natural disasters or by third parties;

•	euro 35 million for the recognition of liabilities referring to prior years on interconnection issues, following elucidations on the part of the regulatory agencies and verifications by the operators involved;

•	euro 189 million for prior period expenses and other extraordinary expenses and euro 42 million for losses on the sale of intangibles, fixed assets and long-term investments.

Income taxes in 2003 amounted to euro 1,014 million (in 2002, there was a credit balance benefiting the result for the year of euro 2,210 million mainly due to the writedowns of investments and the positive tax effect deriving from the BLU and Tim merger). The increase in the income tax charge is due to the improvement in the result and, consequently, the taxable amount, despite posting of euro 1,266 million to deferred tax assets which became recoverable thanks to the merger of Olivetti and Telecom Italia.

FINANCIAL CONDITION

Intangibles, fixed assets and long-term investments, amounting to euro 54,573 million, decreased by euro 3,288 million compared to the end of 2002.

In particular:

•

intangibles decreased from euro 34,412 million at the end of 2002 to euro 33,853 million at December 31, 2003. The change was basically due to the differences on consolidation recorded following the tender offer by Olivetti for the shares of the merged company (euro 4,551 million) and the reclassification of the shares of the merged company from working capital to intangibles made by Olivetti prior to the merger (euro 250 million), the increase in Seat Pagine Gialle’s equity interest in TDL Infomedia (euro 43 million) and the exercise of the JP Morgan put option on Seat Pagine Gialle shares (euro 428 million), offset by the reduction in the

2003 ANNUAL REPORT	25

differences on consolidation for Nuova Seat Pagine Gialle and subsidiaries following its sale (euro 3,506 million), depreciation and amortization (euro 1,830 million) and the writedowns during the year (euro 754 million) described earlier;

•	fixed assets decreased from euro 19,449 million at the end of 2002 to euro 18,324 million at the end of 2003. The reduction was mainly due to the difference between the investments and the depreciation charge during the year and the change in the scope of consolidation as a result of the deconsolidation of the Seat Pagine Gialle group;

•	long-term investments decreased from euro 4,000 million at the end of 2002 to euro 2,396 million at December 31, 2003. The reduction was chiefly caused by the writedown (by utilizing the reserve for risks and charges set up in 2002) of receivables due from Aria-IsTim (euro 279 million), the reclassification to working capital of the investment in Telekom Srbija (euro 187 million) and the residual investment in Telekom Austria (euro 708 million), both later sold,.

Investments totaled euro 11,454 million (euro 7,024 million in 2002). Details are as follows:

(millions of euro)	2003 (a)	2002 (b)	Change (a - b)
Industrial investments	4,894	4,901	(7)
Differences on consolidation	5,096	346	4,750
Financial investments	1,464	1,777	(313)

Total investments	11,454	7,024	4,430

Differences on consolidation essentially referred to the difference (euro 4,551 million) between the payment for the tender offer on the shares of the merged company (euro 5,274 million) and the share of net equity acquired (euro 723 million) and the exercise of the JP Morgan put option on Seat Pagine Gialle shares (euro 428 million).

Financial investments for 2003 were in reference to the share of the net equity of the merged company acquired through the tender offer (euro 723 million), the purchase of the equity stake in LI.SIT. (euro 54 million), increases in the share capital of Sky Italia (euro 332 million ), the purchase of treasury stock by the merged company, cancelled at the time of the merger (euro 47 million), the purchase of the call option on the share capital of the Argentine company Sofora (euro 49 million) and other financial investments (euro 259 million).

Working capital showed a negative balance of euro 638 million (a negative balance of euro 3,838 million at December 31, 2002). The reduction of euro 3,200 million was caused by the early exercise of the JP Morgan put option on Seat Pagine Gialle shares (euro 1,942 million), the partial utilization (euro 279 million) of the reserve for risks for the guarantees provided on behalf of Aria-IsTim, the writeoff of the liabilities and the reserves for the cancellation of the TLC license fees carried at December 31, 2002 (euro 1,465 million) and the increase in deferred tax assets (euro 896 million excluding the effect of the deconsolidation of Seat Pagine Gialle).

These effects were partly compensated by the change in the scope of consolidation following the sale of Seat Pagine Gialle (euro 424 million) and the increase in net payables to the tax authorities (euro 937 million excluding the effect of the deconsolidation of Seat Pagine Gialle).

Shareholders’ equity amounted to euro 20,589 million (euro 20,624 million at the end of 2002), of which the Parent Company interest was euro 16,092 million (euro 11,640 million at December 31, 2002) and the minority interest was euro 4,497 million (euro 8,984 million at December 31, 2002).

Compared to December 31, 2002, the significant increase in the Parent Company’s interest and the reduction in the minority interest were due to the effects of the merger for euro 3,424 million.

2003 ANNUAL REPORT	26

The changes in shareholders’ equity are the following:

(millions of euro)	2003	2002
At beginning of year	20,624	26,353

Capital stock increases	44	36

Net income (loss) of the Parent Company and minority interest	2,428	(306)

Dividends and reserves distributed to third parties paid by:	(1,049)	(3,668)

- Merged company	(794)	(2,016)

- TIM S.p.A.	(185)	(1.606)

- Other Group companies	(70)	(46)

Effects of the share withdrawals, the tender offer, the cancellation of treasury stock bought back by the merged company and the Telecom Italia shares held by Olivetti and reclassified from working capital to long-term investments	(1,117)

Deconsolidation of Nuova Seat Pagine Gialle	(126)

Translation adjustments and other changes	(215)	(1,791)

At end of year	20,589	20,624

Net financial indebtedness amounted to euro 33,346 million at December 31, 2003, with a decrease of euro 53 million compared to euro 33,399 million at the end of 2002. It included the effects of the share withdrawals and the tender offer (euro 5,285 million), the cancellation of 41,401,250 shares of the merged company previously classified by the acquiring company in current assets (euro 299 million), the distribution of profits and reserves (euro 1,049 million) and the payment for the early exercise of the JP Morgan put option on Seat Pagine Gialle shares (euro 2,272 million, including euro 17 million to hedge interest rate exposure).

Such requirements were partly financed by operations, the sale of the investment in Nuova Seat Pagine Gialle (euro 3,681 million) and the disposal of other investments (euro 768 million). Furthermore, the securitization and factoring of trade accounts receivable led to an improvement in net financial indebtedness of euro 1,201 million at December 31, 2003 (euro 1,046 million at the end of 2002).

The following chart summarizes the major components which had an impact on the change in net indebtedness during 2003:

2003 ANNUAL REPORT	27

A reconciliation of net financial indebtedness with the balance sheet captions is presented in the following table:

(millions of euro)	Within 12 months	Beyond 12 months	Total

Debentures	6,730	23,323	30,053
Convertible debentures	1,715	5,597	7,312

Total bonds	8,445	28,920	37,365

Due to banks	1,278	1,182	2,460
Other liabilities	466	53	519
Due to other lenders	342	670	1,012
Taxes payable	58		58
Payables to subsidiaries and affiliated companies	19	23	42
Trade accounts payable	5	4	9
Total other financial payables	2,168	1,932	4,100

Total gross financial indebtedness	10,613	30,852	41,465

Liquid assets	(4,877)		(4,877)
Other securities in current assets	(2,719)		(2,719)
Other accounts receivable	(796)		(796)
Receivables for the sale of securities	(60)		(60)
Receivables from subsidiaries and affiliated companies	(30)		(30)

Total financial receivables in current assets and liquid assets	(8,482)		(8,482)

Accrued expenses and deferred income	1,267	63	1,330
Accrued income and prepaid expenses	(597)	(370)	(967)

Balance of financial accruals and deferrals	670	(307)	363

Net financial indebtedness	2,801	30,545	33,346

Gross indebtedness due beyond one year, amounting to euro 30,852 million, fell from 83% at December 31, 2002 to 74% at December 31, 2003, as a percentage of total gross indebtedness.

At December 31, 2003, short-term borrowings included the current portion of medium/long-term debt falling due within one year, amounting to euro 9,289 million (euro 3,450 million at December 31, 2002), of which euro 1,500 million refers to floating rate notes maturing June 21, 2005 on which the right to call in the notes earlier will be exercised in March 2004.

Gross financial indebtedness is detailed in the following table:

	At 12/31/2003						At 12/31/2002
			Foreign currency
(millions of euro)	Euro	%		%	Total	%	Total	%
Medium/long-term debt	26,393	72	4,459	90	30,852	74	33,804	83
Short-term borrowings	10,137	28	476	10	10,613	26	6,827	17

Total	36,530	100	4,935	100	41,465	100	40,631	100

2003 ANNUAL REPORT	28

The maturities of gross financial indebtedness are presented in the following table:

Maturities of gross financial debt (millions of euro)	Medium/long-term			Short- term	Total
	Notes	Loans and debt	Subtotal
Year 2004	8,445	844	9,289	1,324	10,613
Year 2005	1,510	498	2,008	—	2,008
Year 2006	6,073	424	6,497	—	6,497
Year 2007	3,105	440	3,545	—	3,545
Year 2008	2,550	91	2,641	—	2,641
Beyond year 2008	15,682	479	16,161	—	16,161

Total	37,365	2,776	40,141	1,324	41,465

In 2003, there were two notes issues: a benchmark issue in January 2003 under the Euro Medium Term Note (EMTN) program by Olivetti Finance N.V. for a total of euro 3,400 million in three tranches (at 5 years for euro 1,750 million, at 10 years for euro 850 million and at 30 years for euro 800 million ) and one issue in October 2003 by TI Capital for US$ 4 billion (at 5 years for US$ 1 billion, at 10 years for US$ 2 billion and at 30 years for US$ 1 billion. The October notes issue made it possible to repay the loan used to fund the tender offer.

In January 2004, under the EMTN program, a new notes issue was floated by Telecom Italia for euro 3,000 million in three tranches (at 3 years and 9 months for euro 1,000 million, at 7 years for 750 million and at 15 years for 1,250 million).

The change in gross debt was matched by an increase in liquid assets and financial receivable that was principally generated by the difference between the proceeds on the new notes issues and the repayments of medium and long-term debt falling due during the year, in addition to cash resources used to partially pay the tender offer (euro 1,485 million). At the end of 2003, liquid assets and financial receivables totaled euro 8,482 million (euro 7,347 million at the end of 2002), which can be detailed as follows:

LIQUID RESOURCES AND FINANCIAL RECEIVABLES

(millions of euro)
Liquid resources (classified by technical type)
Deposits		4,512
Current accounts		365

Total	(A)		4,877

Other securities in current assets
- euro commercial paper		735
- Own notes		1,341
- Notes		583
- Other securities		60

Total	(B)		2,719

Total liquidity	(C = A+B)		7,596

Other financial receivables	(D)		886

Total liquid assets and financial receivables	(C+D)		8,482

2003 ANNUAL REPORT	29

This financial structure will make it possible to meet debt obligations at maturity, particularly in reference to:

MEDIUM/LONG-TERM DEBT MATURING IN 2004-2005

(millions of euro)	Notes	Loans and other debt	Total

Year 2004	8,445	844	9,289
Year 2005	1,510	498	2,008

Total	9,955	1,342	11,297

Financed by:
Liquid assets and securities in current assets at 12/31/2003			7,596
New euro note issue in January 2004			3,000
Telekom Austria divestiture: January 2004			770

			11,366

Futhermore, unused committed lines of credit at 12/31/2003 amounted to euro 6,500 million

In order to better understand the change in financial debt, the following table presents details of the changes in the debt of the Group between December 31, 2002 and December 31, 2003, taking into account the JP Morgan option:

(millions of euro)	12/31/2002	12/31/2003	Change
Telecom Italia Group	18,118	30,238	(3,161)
Olivetti Group	15,281
Effect of tender offer	—	5,285	5,285
Sale of Nuova Seat and other disposals	—	(4,449)	(4,449)
JP Morgan put option	—	2,272	2,272

Total financial statements	33,399	33,346	(53)

JP Morgan put option	2,417	—	(2,417)

Total	35,816	33,346	(2,470)

Compared to September 2001, the date on which the new management took over responsibility for the running of the Group, net financial indebtedness decreased by euro 10 billion as can be seen in the following table:

The macroeconomic components which determined this reduction were cash flows generated by operations for euro 10 billion, divestitures of fixed assets and long-term financial investments for euro 10 billion and distributions to shareholders (dividends, share withdrawals and the tender offer on Olivetti shares) for euro 10 billion.

2003 ANNUAL REPORT	30

All this took place without sacrificing investments. In fact, the commitment to industrial investments continued in 2003 with investments of euro 12 billion that were financed by the above cash flows provided by operations and which contributed to strengthening the Group’s competitiveness.

Financial expenses which, in 2001, amounted to euro 3.1 billion, in 2003, amounted to euro 2.2 billion with a reduction of 29%. For 2004, a further reduction in indebtedness is expected.

SELECTED QUARTERLY ECONOMIC AND FINANCIAL DATA - TELECOM ITALIA GROUP

	2003					2002 (*)
(millions of euro)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2003	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2002

Sales and service revenues	7,291	7,858	7,533	8,168	30,850	7,533	8,010	7,660	8,205	31,408
Change over previous quarter		7.8%	-4.1%	8.4%			6.3%	-4.4%	7.1%
Gross operating profit	3,308	3,613	3,727	3,632	14,280	3,291	3,556	3,632	3,536	14,015
Change over previous quarter		9.2%	3.2%	-2.5%			8.1%	2.1%	-2.6%
% Gross operating profit to Revenues	45.4%	46.0%	49.5%	44.5%	46.3%	43.7%	44.4%	47.4%	43.1%	44.6%
Operating income before differences on consolidation	2,018	2,245	2,376	1,980	8,619	1,938	2,127	2,271	1,864	8,200
Change over previous quarter		11.2%	5.8%	-16.7%			9.8%	6.8%	-17.9%
% of operating income before differences on consolidation to revenues	27.7%	28.6%	31.5%	24.2%	27.9%	25.7%	26.6%	29.6%	22.7%	26.1%
Operating income	1,527	1,754	1,933	1,575	6,789	1,401	1,586	1,739	1,332	6,058
Change over previous quarter		14.9%	10.2%	-18.5%			13.2%	9.6%	-23.4%
% Operating income to Revenues	20.9%	22.3%	25.7%	19.3%	22.0%	18.6%	19.8%	22.7%	16.2%	19.3%

(*)	Historical figures of the Olivetti Group

The third quarter and fourth quarter of 2003 benefited from the cancellation of the TLC license fee which had been posted in the first two quarters of 2003. On the same comparative basis, in the four quarters of 2003, the ratios of Gross operating profit to Revenues and Operating income to Revenues would have been the following:

	2003
(millions of euro)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2003
% Gross operating profit to Revenues	46.3%	46.7%	47.9%	44.5%	46.3%
% of operating income before differences on consolidation to revenues	28.7%	29.4%	29.6%	24.2%	27.9%
% Operating income to Revenues	22.0%	23.2%	23.8%	19.3%	22.0%

2003 ANNUAL REPORT	31

TELECOM ITALIA GROUP

CONSOLIDATED STATEMENTS OF INCOME

(in millions of euro)	2003 (a)	2002 (b) (*)	Change (a - b)
			amount	%
A. Sales and service revenues	30,850	31,408	(558)	(1.8)
Changes in inventories of work in progress, semifinished and finished goods	13	(8)	21	—
Changes in inventory of contract work in process	(87)	(42)	(45)	—
Increases in capitalized internal construction costs	805	675	130	19.3
Operating grants	14	20	(6)	(30.0)

B. Standard production value	31,595	32,053	(458)	(1.4)
Raw materials and outside services (1)	(13,018)	(13,311)	293	(2.2)

C. Value added	18,577	18,742	(165)	(0.9)
Labor costs (1)	(4,297)	(4,727)	430	(9.1)

D. Gross operating profit	14,280	14,015	265	1.9
Amortization of other intangibles and depreciation of fixed assets	(4,949)	(5,085)	136	(2.7)
Other valuation adjustments	(477)	(604)	127	(21.0)
Provisions to reserves for risks and charges	(94)	(171)	77	(45.0)
Net other income (expense)	(141)	45	(186)	—

E. Operating income before amortization of differences on consolidation	8,619	8,200	419	5.1
Amortization of differences on consolidation	(1,830)	(2,142)	312	(14.6)

F. Operating income	6,789	6,058	731	12.1
Net financial income (expenses)(2)	(2,192)	(2,565)	373	(14.5)
Net investment income (expenses)	(72)	(513)	441	(86.0)

G. Income before extraordinary items and taxes	4,525	2,980	1,545	51.8
Net extraordinary income (expenses)	(1,083)	(5,496)	4,413	(80.3)

H. Income (loss) before taxes	3,442	(2,516)	5,958	—
Income taxes	(1,014)	2,210	(3,224)	—

I. Net income (loss) for the year before extraordinary items	2,428	(306)	2,734	—
Minority interest - Net (income) loss	(1,236)	(467)	(769)	—

L. Net income (loss) for the year parent company interest	1,192	(773)	1,965	—

(1)	Reduced by related cost recoveries

(2)	Includes value adjustments to financial assets, other than equity investments

(*)	Historical data of the Olivetti Group

2003 ANNUAL REPORT	32

CONSOLIDATED BALANCE SHEETS

(in millions of euro)			At 12/31/2003 (a)	At 12/31/2002 (b) (*)	Change (a - b)
A.	Intangibles, fixed assets and long-term investments
	Intangible assets:
	• differences on consolidation		27,137	27,877	(740)
	• other intangible assets		6,716	6,535	181
	Fixed assets		18,324	19,449	(1,125)
	Long-term investments:
	• equity investments and advances on future capital contributions		1,470	2,576	(1,106)
	• other		926	1,424	(498)

		(A)	54,573	57,861	(3,288)

B.	Working capital
	Inventories		426	584	(158)
	Trade accounts receivable, net		7,346	8,418	(1,072)
	Other assets		3,694	3,943	(249)
	Trade accounts payable		(5,964)	(5,899)	(65)
	Other liabilities		(6,671)	(7,559)	888
	Reserves for employee termination indemnities
	and pensions and similar obligations		(1,338)	(1,431)	93
	Capital and/or investment grants		(263)	(325)	62
	Deferred tax assets net of reserve for income taxes		4,609	3,806	803
	Other reserves for risks and charges		(2,477)	(5,375)	2,898

		(B)	(638)	(3,838)	3,200

C.	Net invested capital	(A+B)	53,935	54,023	(88)

	Financed by:
D.	Shareholders’ equity
	Parent Company interest		16,092	11,640	4,452
	Minority interest		4,497	8,984	(4,487)
			20,589	20,624	(35)
E.	Medium/long-term debt		30,545	33,292	(2,747)
F.	Net short-term financial borrowings (liquidity)
	Short-term borrowings		10,613	6,827	3,786
	Liquid assets and short-term financial receivables		(8,482)	(7,347)	(1,135)
	Financial accrued expenses (income) and deferred expenses (income), net		670	627	43

			2,801	107	2,694

G.	Total net financial indebtedness	(E+F)	33,346	33,399	(53)

H.	Total net financing	(D+G)	53,935	54,023	(88)

(*)	Historical data of the Olivetti Group

2003 ANNUAL REPORT	33

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of euro)			2003	2002 (*)
A.	Net financial indebtedness, at beginning of year		(33,399)	(38,362)

	Operating income		6,789	6,058
	Depreciation of fixed assets and amortization of intangible assets		6,779	7,227
	Investments in fixed assets and intangible assets (1)		(4,894)	(4,901)
	Proceeds from disposal of intangible assets and fixed assets		27	145
	Change in operating working capital and other changes		532	151

B.	Free cash flows from operations		9,233	8,680

	Investments in long-term investments and differences on consolidation (1)		(6,560)	(2,123)
	Proceeds from sale/redemption value of other intangible assets, fixed assets and long-term investments		741	5,823
	Spin-off and sale of Nuova Seat Pagine Gialle		3,681
	Change in non-operating working capital and other changes (2)		(6,026)	(3,843)

C.			(8,164)	(143)

D.	Net cash flows before distribution of income/reserves and contributions by shareholders	(B+C)	1,069	8,537

E.	Distribution of income/reserves		(1,049)	(3,668)

F.	Contributions by shareholders/withdrawals		33	94

G.	Net change in net financial indebtedness	(D+E+F)	53	4,963

H.	Net financial indebtedness, at end of year	(A+G)	(33,346)	(33,399)

The change in net financial indebtedness is the result of the following:

(in millions of euro)
Increase (decrease) in medium/long-term debt	(2,747)	(3,750)
Increase (decrease) in short-term borrowings	2,694	(1,213)

Total	(53)	(4,963)

(1)	Total cash used for investments can be analyzed as follows:

(in millions of euro)
Industrial investments:	4,894	4,901
other intangible assets	1,783	1,610
fixed assets	3,111	3,291
Differences on consolidation	5,096	346
Investment in long-term investments	1,464	1,777

Cash used for investments	11,454	7,024

(2)	The item can be analyzed as follows:

(in millions of euro)
Net financial income (expenses)	(2,192)	(2,565)
Utilization of reserve of risks for the early exsercize of JP Morgan put option	(1,942)
Income taxes payments	(957)	(725)
Net extraordinary income (expenses) and other	(935)	(553)

Change in non-operating working capital and other changes	(6,026)	(3,843)

(*)	Historical data of the Olivetti Group

2003 ANNUAL REPORT	34

ACQUISITIONS AND DIVESTITURES OF INVESTMENTS

Sale of Globo.com

On January 15, 2003, Telecom Italia Finance sold its 28.57% investment in the Brazilian company Glb Servicos Interativos (“Globo.com”) to TIM Brasil for US$ 15 million. At the end of January, TIM Brasil then sold that investment to the Globo television group. The net gain for the Telecom Italia Group was some euro 4 million.

Sale of Telekom Srbija

On February 20, 2003, the agreement reached on December 28, 2002 was finalized for the sale of Telecom Italia Group’s 29% stake in Telekom Srbija to PTT Srbija. The closing took place in July 2003. PTT will pay euro 195 million, with payment in two tranches, the first of which, for euro 120 million, was received during 2003. The share certificate representing the shares sold was deposited, under the terms of the sale, with an Escrow Agent to guarantee the completion of the payment for the remaining euro 75 million, which represents the second tranche of the total sum agreed.

Sale of Tele Pay Roll Services

On February 28, 2003, Telecom Italia finalized the sale to the Accenture group of its 100% interest in TE.SS - Tele Pay Roll Services, a company responsible for the administration activities connected with the human resources management of the Telecom Italia Group.

The sales price was euro 10 million. The transaction falls under the program for the divestiture of Telecom Italia Group’s non-core businesses.

LI.SIT.

On January 31, 2003, the temporary association of companies (RTI) between Telecom Italia (55%), Finsiel (25%) and Lutech (20%) won the bid, under a restricted procedure, called by Lombardia Informatica to “supply goods and services to gradually extend the Regional Service Card - Health Care Information System throughout the Lombardy regional territory and to cooperate in managing the service during the extension period and once the system is fully functioning up until September 15, 2009”. In order to put this into practice, as established by the conditions of the bid, Lombardia Informatica commissioned a company, set up specifically for the purpose, Lombardia Integrata - Servizi Infotelematici per il Territorio (LI.SIT.), to develop applications, transversal and support services for the management of the “Regional Services Card”, in collaboration with the partners in the above-mentioned temporary association of companies. The amount of consideration to supply the services, at the time of signing the contract, was quantified in euro 350 million. The Telecom Italia Group is entitled to euro 280 million of this total amount (euro 192.5 million for Telecom Italia and euro 87.5 million for its subsidiary Finsiel).

As stated in the contract, on February 4, 2003 the companies in the temporary association executed the share capital increase voted by the LI.SIT. Extraordinary Shareholders’ Meeting held on January 31, 2003 and subscribed to a total of 2,860,000 LI.SIT. shares, equal to 44% of share capital, for a total price of euro 68 million (euro 2.9 million corresponding to the par value of the shares and euro 65.1 million to the additional paid-in capital on the shares).

On July 3, 2003, Finsiel and Telecom Italia signed a contract for the sale of 143,000 LI.SIT. shares, equal to 2.2% of share capital, to Telecom Italia by Finsiel. The total sales price was euro 3.4 million.

2003 ANNUAL REPORT	35

The breakdown of the ownership of LI.SIT.’s share capital after this transaction is as follows:

•	Telecom Italia – 1,573,000 shares equal to 24.2% of share capital;

•	Finsiel – 715,000 shares equal to 11% of share capital;

•	Lutech – 572,000 shares equal to 8.8% of share capital;

•	Lombardia Informatica – 3,640,000 shares equal to 56% of share capital.

Under the agreements contained in the shareholders pacts, the partners in the temporary association of companies are obliged to resell the LI.SIT. shares to Lombardia Informatica at the contract expiry date (September 15, 2009) at a price equal to no more than the par value of the capital subscribed, euro 2.9 million. The contract, however, states that the recovery of the additional paid-in capital paid, euro 65.1 million, plus the relative financial income, should be recognized only in proportion to the total amount actually earned in relation to the stage of completion of the work during the performance of the contract by invoicing a “mark-up” to be applied to the total revenues of the services provided to LI.SIT. over the entire period of the contract.

As for the valuation of the investment in LI.SIT., in the year 2003, reference should be made to the notes in the financial statement of Telecom Italia under “Investments”.

Sale of Desktop Management services business segment

in February 2003, Telecom Italia and Hewlett-Packard reached an agreement in the area of Management Services & Outsourcing for a total value of euro 225 million.

Under the terms of this agreement, HP will supply asset management, help desk, maintenance and workstation management, while IT Telecom will manage HP Italia’s operational activities in the SAP environment, housing the systems in its Data Centers. During 2003, the agreement became operational and, on the same date, the contract was finalized for the sale of IT Telecom’s Desktop Management services business segment to HP DCS (Distributed Computing Services).

Sale of the investment in SITEBA

On March 12, 2003, Telecom Italia sold, to the other shareholders which exercised the preemptive right, the investment held in SITEBA Sistemi Telematici Bancari S.p.A., equal to 30% of the share capital, for a total of some euro 7.2 million.

Merger of Telecom Italia Lab into Telecom Italia

In execution of the resolutions passed by the Extraordinary Shareholders’ Meeting of Telecom Italia Lab held on December 12, 2002 and Telecom Italia held on December 13, 2002, Telecom Italia Lab was merged into Telecom Italia. The merger deed was signed on March 18, 2003, effective for accounting and tax purposes as from January 1, 2003.

Purchase of HanseNet Telekommunication GmbH

On September 25, 2003, Telecom Italia, after receiving approval from the relevant authorities, finalized the agreement with e.Biscom for the purchase of 100% of the company HanseNet Telekommunikation GmbH, a broadband operator servicing the Hamburg area, for a total investment of euro 243 million. To this end, Telecom Italia had previously purchased the company Telecom Italia Deutschland GmbH which, at this date, holds the entire investment in HanseNet.

Merger of Is TIM / Aycell

On May 13, 2003, TIM International signed a Memorandum of Understanding with Turk Telecom to merge Is TIM (ARIA) – a mobile operator in Turkey owned by TIM (49%) and by the most important Turkish bank Is Bank (51%) – with Aycell, a GSM operator, owned entirely by the

2003 ANNUAL REPORT	36

wireline telephone carrier Turk Telecom. The integration is geared toward achieving vital operating and financial synergies. The two telecommunications operators TIM and Turk Telekom will each hold a 40% stake in the new integrated operator and the remaining 20% stake will be held by Is Bank.

The merger was finalized on February 19, 2004.

Merger of TIM Brasil S.A. into Bitel Participaçoes S.A.

On September 30, 2003, the merger of TIM Brasil S.A. and Bitel Participaçoes S.A. became effective. The acquiring company took the name of TIM Brasil Serviços e Participaçoes S.A. (in shortened form, TIM Brasil). The transaction is part of the process currently underway to simplify the corporate structure of the Group.

Sale of Netikos

On July 23, 2003, IT Telecom sold its entire holding in Netikos S.p.A. to the Belgian company MyQube S.A. for euro 2 million. At the time of the sale, a long-term (2004-2007) commercial agreement was formalized by Telecom Italia, Netikos and MyQube for the performance of professional services by Netikos to the Telecom Italia Group.

Contribution of the “Corporate Solution” business to Pirelli Informatica

On July 28, 2003, under the SSC (Shared Service Center) project, the deed was finalized for the contribution of the “Corporate Solution” business of IT Telecom S.p.A. in exchange for the share capital of Pirelli Informatica S.p.A. which was transformed into a limited liability consortium company under the name of “Shared Service Center S.c.r.l”. The share capital at December 31, 2003 is held by IT Telecom S.p.A. for a 45% stake, Olivetti Tecnost S.p.A. for a 5% stake and Pirelli S.p.A. for a 50% stake.

Merger of Olivetti S.p.A. and Telecom Italia S.p.A.

On August 4, 2003, the merger between Olivetti and Telecom Italia was finalized, as fully described in the section “Shareholder information”. The merger surplus was recorded in a specific caption of Telecom Italia’s Shareholders’ equity for euro 4,634 million. The amount was partly used by reclassifying euro 1,835 million to the legal reserve (including the Reserve for inflation adjustments and the Reserve under Law No. 342 11/21/2000 - art. 14) and euro 610 million to other reserves in suspension of taxes and the Reserve under Law No. 488/1992 with statutory restrictions.

Proportional partial spin-off of Seat Pagine Gialle S.p.A. and sale of Nuova Seat Pagine Gialle

On August 1, 2003, the proportional partial spin-off of Seat Pagine Gialle S.p.A. (the “Spun-off Company”) to a newly formed company (“Nuova SEAT”) was finalized. This event is fully described in the section “Shareholder information”.

On August 8, 2003, the 61.5% stake in Nuova Seat Pagine Gialle was sold to the consortium composed of BC Partners, CVC Capital Partners, Permira and Investitori Associati.

The sale price was euro 3,033 million. Taking into account the deconsolidation of the debt of the Nuova Seat Pagine Gialle group at the date of the finalization of the sale (euro 648 million), the transaction made it possible for the Telecom Italia Group to reduce its consolidated net indebtedness by an amount of euro 3,681 million.

Sale of Sogei IT

On October 9, 2003, in accordance with the contract signed on July 31, 2003, the sale was finalized for the 49% stake held in Sogei IT by Finsiel to Sogei S.p.A..

2003 ANNUAL REPORT	37

Mediterranean BroadBand Access/FORTHnet

In October 2003, the agreements were finalized for the sale of the investment in Mediterranean BroadBand Access (“MBA”), corresponding to 40% of its share capital, to FORTHnet – a Greek company listed on the Athens stock exchange, for euro 7.04 million. At the same time, Telecom Italia International subscribed to and paid for the share capital increase set aside for it and voted by FORTHnet for the same amount of euro 7.04 million, purchasing a 7.81% stake in the share capital of the latter. At the beginning of November, the Athens stock exchange approved the listing of the new FORTHnet shares.

Etec S.A.

In December 2003, Etec S.A. finalized the merger by absorption of two Cuban mobile operators, Cubacel and C-Com. As a result of the merger, Telecom Italia International’s equity investment, initially 29.29% was reduced to 27% of the share capital of the new Etec S.A. (the sole integrated wireline and mobile telecommunications operator in Cuba).

Sofora Telecomunicaciones S.A.

In December 2003, the Telecom Italia Group (“TI”) and the France Telecom (“FT”) group contributed the investments held in Nortel Inversora S.A., corresponding in total to 67.78% of its capital to Sofora Telecomunicaciones S.A. (a mutually-owned newco set up on September 16, 2003 jointly by TI and FT). FT then sold a 48% stake in Sofora’s share capital to the Argentine group Werthein, keeping ownership of a remaining 2% stake on which a call option was granted to the Werthein group which can be exercised beginning December 31, 2008. At the same time, Telecom Italia International purchased two call options from Werthein for a price of US$ 60 million: the first on 48% of Sofora’s share capital exercisable as from December 31, 2008; the second option on the remaining 2% of Sofora’s share capital is exercisable from December 31, 2008 to December 31, 2013.

2003 ANNUAL REPORT	38

ECONOMIC AND FINANCIAL PERFORMANCE - TELECOM ITALIA S.P.A.

The economic, balance sheet and financial data of Telecom Italia S.p.A. for the year 2003 shows the results emerging after the following transactions:

•	contribution of the “International Wholesale Services” business segment of the merged company Telecom Italia S.p.A. to Telecom Italia Sparkle on December 31, 2002;

•	merger by absorption of the subsidiary Telecom Italia Lab, signed on March 18, 2003, effective for accounting and tax purposes as from January 1, 2003;

•	merger of Telecom Italia S.p.A. into Olivetti S.p.A. (subsequently renamed Telecom Italia S.p.A.) finalized August 4, 2003, effective for accounting and tax purposes as from January 1, 2003, and of the following related transactions:

•	the exercise by the Olivetti shareholders of the right of withdrawal;

•	the voluntary partial tender offer by Olivetti for the ordinary and savings shares of the merged company.

The financial statements show the results for the year 2003 compared to the year 2002 that have been “restated” to give effect to the merger of Telecom Italia into Olivetti as from January 1, 2002.

Furthermore, in order to ensure the same comparative basis, the following statement presents the economic results for the year 2003 compared to 2002 that give effect to the cited transactions for the contribution of the business segment to Telecom Italia Sparkle, the merger of TILAB and the Olivetti / Telecom merger as from January 1, 2002.

2003 ANNUAL REPORT	39

	2003	2002 restated	Adjustments		2002	Change (a - e)
			TILAB merger	SWI spin-off	restated
					(e) =
(millions of euro)	(a)	(b) (*)	(c)	(d)	(b+c+d)	amount	%
A. Sales and service revenues	16,033	17,055	73	(1,151)	15,977	56	0.4
Changes in inventory of contract work in process	6	—	(3)		(3)	9
Increases in capitalized internal construction costs	60	11	18		29	31	°
Operating grants	9	—	12		12	(3)	(25.0)

B. Standard production value	16,108	17,066	100	(1,151)	16,015	93	0.6
Raw materials and outside services(1)	(6,209)	(6,992)	(4)	815	(6,181)	(28)	(0.5)

C. Value added	9,899	10,074	96	(336)	9,834	65	0.7
Labor costs (1)	(2,466)	(2,565)	(72)	50	(2,587)	121	4.7

D. Gross operating profit	7,433	7,509	24	(286)	7,247	186	2.6
Depreciation and amortization	(2,919)	(3,053)	(16)	90	(2,979)	60	2.0
Other valuation adjustments	(199)	(357)		60	(297)	98	33.0
Provisions to reserves for risks and charges	(15)	(44)	(1)	1	(44)	29	65.9
Net other income (expense)	(161)	(74)	(2)	(4)	(80)	(81)	°

E. Operating income	4,139	3,981	5	(139)	3,847	292	7.6

(1)	Reduced by related cost recoveries
(*)	Data restated by giving effect to the merger only as of January 1, 2002.

RESULTS OF OPERATIONS

The Parent Company, Telecom Italia S.p.A., reported net income of euro 2,646 million for the year 2003, an increase of euro 2,480 million compared to the year 2002 restated.

The earnings result can be ascribed to higher operating income (+euro 158 million), a higher net expense balance of net financial income (expenses) and net investment income (expenses) (– euro 1,955 million) and an improvement in net extraordinary income (expenses) (+euro 4,277 million) following the writeoff of non-existent liabilities with regard to the cancellation of the TLC license fee (euro 922 million), the provisions set aside in 2002 on the investment value of Seat Pagine Gialle (euro 2,691 million) and the forward commitment to purchase Seat Pagine Gialle shares (euro 1,942 million).

In addition, income taxes showed a credit balance of euro 918 million as a result of deferred tax assets which became recoverable thanks to the previously mentioned merger (euro 1,266 million).

Sales and service revenues, equal to euro 16,033 million, decreased by euro 1,022 million, –6.0%, compared to 2002 restated (instead, considering the effects of the merger with TILAB and the contribution to Telecom Italia Sparkle as of January 1, 2002, revenues showed an underlying growth of euro 56 million, +0.4%).

The reduction was attributable to traffic revenues which fell by euro 1,483 million, – 17.9%, mainly on account of the contribution to Telecom Italia Sparkle, with the consequent allocation of revenues from international traffic to the latter (euro 1,100 million in 2002). This trend was partly compensated by the increase in revenues from the sale of telephone equipment and income from basic subscription charges which benefited from the growth in commercial rate plans (principally Teleconomy and Alice) offering rate discounts on traffic aimed at retaining customer “loyalty”.

2003 ANNUAL REPORT	40

Gross operating profit, equal to euro 7,433 million, decreased by euro 76 million compared to 2002 restated, – 1.0%.

As a percentage of revenues, gross operating profit was 46.4% (44.0% in the previous year restated).

The decrease in gross operating profit was principally due to the aforementioned fall in revenues that was partly compensated by the reduction in the consumption of raw materials and outside services (– euro 783 million) and the decrease in labor costs which fell by euro 99 million compared to 2002 restated.

Considering the effects of the merger with TILAB and the contribution to Telecom Italia Sparkle as of January 1, 2002, the gross operating profit increased by euro 186 million, +2.6%. Such growth was due to higher revenues (+euro 56 million), capitalized internal construction costs and contract work in progress for a total of euro 40 million) and the decrease in labor costs (– euro 121 million), which were partly offset by the increase in the consumption of raw materials and outside services (+euro 28 million) and lower operating grants (– euro 3 million).

The reduction in raw materials and outside services (–euro 783 million) was mainly due to the effect of the foregoing contribution of the “International Wholesale Services” business segment to Telecom Italia Sparkle (–euro 815 million) and the cancellation of the TLC license fee (euro 204 million in 2002). Such positive effects were partly neutralized by the increase in the amounts due to other TLC operators (+euro 184 million).

The reduction in labor costs was mainly due to the effects of the change in the average workforce (– 4,327 compared to 2002 restated, –7.5%).

Operating income, equal to euro 4,139 million, increased by euro 158 million compared to 2002 restated (+4.0%). As a percentage of revenues, operating income was 25.8%, compared to 23.3% in 2002 restated. The increase was mainly due to lower depreciation and amortization of fixed assets and intangibles (–euro 134 million), lower valuation adjustments (– euro 158 million) and lower provisions to reserves for risks and charges (– euro 29 million).

The reduction in depreciation and amortization was due, for euro 90 million, to the effects of the contribution to Telecom Italia Sparkle and, for euro 148 million, to the change in the calculation of the amortization charge for certain categories of intangibles (from the time the assets come into use rather than, conventionally, from the start of the year), which were partly attenuated by an increase in amortization charges due to higher investments in intangible assets during the year.

Lower value adjustments are mainly due to the provisions set aside in 2002 of euro 118 million for receivables due from other TLC national and international operators.

Lower provisions to the reserves for risks and charges were for the most part the result of the cancellation of the TLC license fee.

Such effects fully compensate the above-mentioned reduction in the gross operating profit and the increase in other operating expenses principally for the adjustments on invoicing to other wireline carriers.

Considering the effects of the merger with TILAB and the contribution to Telecom Italia Sparkle as of January 1, 2002, operating income showed an underlying growth of euro 292 million, +7.6%.

Net financial income (expenses) showed an expense balance of euro 2,404 million (– euro 1,897 million for 2002 restated), a negative change of euro 507 million.

2003 ANNUAL REPORT	41

The components which determined the increase in the net expense balance are principally: expenses (euro 394 million) on the repurchase of the bonds subscribed by Telecom Italia Finance for euro 5,100 million; the increase in expenses (euro 84 million) relating to the JP Morgan put option on Seat Pagine Gialle shares, which takes into account the expenses (euro 161 million) for the early exercise of the put itself, in August 2003; the expenses connected with the lines of credit granted to the merging company Olivetti to fund the share withdrawals and the tender offer (euro 98 million). Such effects were partly offset by the reduction in interest rates.

Net investment income (expenses) is composed of the following:

(millions of euro)	2003	2002 restated	Change
Value adjustments to financial assets	(361)	(1,004)	643
Income from investments, net	2,006	4,097	(2,091)

Total	1,645	3,093	(1,448)

In particular, the following can be said:

•	value adjustments to financial assets mainly referred to writedowns of investments for euro 438 million and revaluations for euro 77 million.

Writedowns refer mainly to IT Telecom (euro 115 million), Sky Italia (euro 96 million), Olivetti International (euro 80 million), Telecom Italia Learning Services (euro 63 million) and Olivetti Tecnost (euro 54 million). The reduction (–euro 566 million) compared to 2002 restated, was principally due to the higher writedowns made in 2002 to investments in Olivetti Finance (+euro 179 million) and Stream (now Sky Italia) (+euro 150 million), as well as the writedowns of Finsiel (euro 115 million), TI Finance (euro 83 million) and TIM shares in current assets (euro 75 million). Revaluations referred mainly to the companies TI Finance (euro 67 million) and Trainet (euro 8 million);

•	income from investments, net, of euro 2,006 million were euro 2,091 million lower than in 2002 restated and mainly referred to the distribution of dividends by the subsidiary TIM (euro 1,288 million) and Telecom Italia Sparkle (euro 90 million), and by Telecom Italia to Olivetti (euro 511 million) before the merger became effective, (euro 1,250 million in 2002 restated, including euro 858 million following the distribution of reserves voted by the Shareholders’ Meeting on May 11, 2002 and euro 392 million for the distribution of reserves voted by the Shareholders’ Meeting on December 11, 2002). The aforementioned decrease can also be ascribed to the reduction of tax credits (–euro 1,332 million) which, beginning from these financial statements, will no longer be recorded on dividends accrued under the maturity principle following the tax reform introduced by Legislative Decree No. 344/2003.

Net extraordinary income (expenses) showed an expense balance of euro 1,652 million (– euro 5,929 million for 2002 restated),

with an improvement of euro 4,277 million. Details are as follows:

extraordinary income of euro 1,051 million comprised:

•	the writeoff of non-existent liabilities and reserves for risks and charges (euro 922 million) relating to the TLC license fee;

•	gains realized on the sales of the investments in Siteba (euro 6 million) and Tele Pay Roll Services (euro 4 million), and the contribution, by Olivetti, of the Facility Management business to Pirelli & C. Real Estate (euro 4 million);

•	gains realized on the sale, to FMP Italy 1 S.r.l., (former Ireos S.p.A.), of certain buildings purchased in advance in January 2003 from Teleleasing (euro 13 million), the sale of the “Logistics” and “Risk management” business segments (euro 4 million) and other disposals of long-term investments and fixed assets (euro 5 million);

•	other prior period income for euro 93 million.

2003 ANNUAL REPORT	42

extraordinary expenses of euro 2,703 million comprised:

•	the loss on the sale of Nuova SEAT shares (euro 348 million);

•	the provision for the investment in Telecom Italia Media (euro 491 million), after the spin-off, recorded in accordance with independent valuations based on discounted cash flows. The carrying value of the investment was thus reduced from euro 1,238 million to euro 747 million;

•	provisions for the investments in Telecom Italia International (euro 403 million) – following the writedowns of the investments held in Entel Chile, Entel Bolivia and Etec S.A. - Latin American Nautilus (euro 237 million), EPIClink (euro 110 million), Mirror International Holding (euro 30 million) and Loquendo (euro 8 million);

•	the expenses relating to the settlement with Pagine Italia (euro 55 million) following the agreement which fell short with the latter for the purchase of the Pagine Utili business segment;

•	expenses, for a total of euro 13 million, following guarantees provided at the time of the sale of Tele Pay Roll Services (euro 2 million), in addition to the Tiglio transaction (euro 11 million);

•	expenses connected with the Olivetti - Telecom Italia merger (euro 118 million) in respect of fees for advisors, legal and tax consultants, technical experts and banking charges, in addition to the sale of Nuova SEAT (euro 63 million);

•	expenses and provisions (euro 196 million) for corporate restructuring relating to employee cutbacks and layoffs;

•	expenses under ex Law 58/1992 (euro 152 million) to cover employees under the former “Telephone Employees Pension Fund” (FPT), which became part of the “Employees Pension Fund”, in accordance with the 2000 Finance Bill;

•	the losses (euro 40 million) on the sale, to FMP Italy 1 S.r.l., (former Ireos S.p.A.), of certain buildings purchased in advance in January 2003 from Teleleasing;

•	prior period expenses (euro 56 million) relating to the additional adjustment made to the estimated value of unused prepaid telephone cards following the start of technical data collection procedures;

•	prior period expenses of euro 192 million for the writeoff of prior years’ receivables balances made necessary by the introduction of new information systems which have improved the ability to monitor such balances;

•	expenses arising from the settlement of adjustments on the aforementioned contribution toTelecom Italia Sparkle (euro 49 million) following the verifications carried out in 2003;

•	expenses for damages sustained to the assets of the Group as a result of natural disasters or by third (euro 33 million);

•	expenses for the recognition of liabilities referring to prior years on interconnection issues (euro 35 million), following elucidations on the part of the regulatory agencies and verifications by the operators involved;

•	other prior period expenses for euro 74 million.

Income taxes presented a credit balance of euro 918 million (a credit balance of euro 918 million in 2002 restated) as a result of deferred tax assets which became recoverable thanks to the merger transaction (euro 1,266 million).

Furthermore, beginning from these financial statements, tax credits are no longer recognized on dividends accrued on the maturity principle (euro 193 million in 2002 restated), following the tax reform introduced by Legislative Decree No. 344/2003.

2003 ANNUAL REPORT	43

FINANCIAL CONDITION

Intangibles, fixed assets and long-term investments at December 31, 2003 amounted to euro 48,604 million and increased by euro 927 million compared to December 31, 2002 restated. Specifically:

•	intangibles, equal to euro 1,485 million, increased by euro 145 million compared to December 31, 2002 restated, and was represented by the difference between investments of euro 767 million, amortization of euro 615 million, reclassifications to fixed assets of euro 14 million and the contribution of TILAB, following its merger into Telecom Italia, of euro 7 million;

•	fixed assets amounted to euro 11,843 million, with a reduction of euro 836 million compared to December 31, 2002 restated, and was represented by the difference between investments of euro 1,767 million, depreciation of euro 2,304 million, disposals of euro 355 million, reclassifications from intangibles of euro 14 million and the contribution of TILAB, following its merger into Telecom Italia, of euro 42 million;

•	long-term investments amounted to euro 35,276 million and increased by euro 1,618 million compared to December 31, 2002 restated, and was represented by the difference between investments of euro 6,918 million, writedowns of euro 2,086 million, disposals of euro 3,427 million and other movements connected with the Olivetti/Telecom Italia merger and the merger of TILAB into Telecom Italia, for a total of euro 213 million.

In particular, the cancellation deficit arising from the Olivetti/Telecom Italia merger of euro 22,980 million was allocated to the carrying value of TIM shares, recorded in long-term investments. Consequently, the average unit carrying value of TIM shares went from euro 0.913 to euro 5.806 per share.

Investments amounted to euro 9,452 million (euro 3,833 million in 2002 restated). The breakdown was as follows:

(millions of euro)	2003	2002 - restated	Change
Industrial investments	2,534	2,322	212
Financial investments	6,918	1,511	5,407
- of which tender offer	5,274	–	5,274

Total investments	9,452	3,833	5,619

Working capital was euro 3,079 million (a negative balance of euro 2,251 million at December 31, 2002 restated) and showed an increase of euro 5,330. The increase was principally due to the reduction in “reserves for risks and charges” (– euro 2,676 million) – especially for the utilization regarding the forward commitment to purchase Seat Pagine Gialle shares, euro 1,942 million, following the early exercise of the JP Morgan put option – and the reduction in “other liabilities” (– euro 727 million) – due to the writeoff of non-existent liabilities (euro 810 million) following the cancellation of the TLC license fee. In addition, increases in working capital captions referred to “trade accounts receivable” (+euro 151 million), “other assets” (+euro 852 million) and “deferred tax assets” (+euro 1,043 million); such effects were partly compensated by the increase in “trade accounts payable” (+euro 172 million).

In 2003, transactions for the securitization of trade accounts receivable from residential customers and the sale of receivables to factoring companies led to a reduction in trade accounts receivable from customers at December 31, 2003 of euro 1,254 million.

2003 ANNUAL REPORT	44

Net invested capital of euro 51,683 million (euro 45,426 million at December 31, 2002 restated), was financed by shareholders’ equity for 31.6% and net financial indebtedness for 68.4%.

Shareholders’ equity amounted to euro 16,356 million at December 31, 2003 (euro 14,804 million at December 31, 2002, restated), with an increase of euro 1,552 million.

The merger surplus deriving from the Olivetti/Telecom Italia merger of euro 4,634 million was partly used by reclassifying euro 1,835 million to the legal reserve (including the Reserve for inflation adjustments and the Reserve under Law No. 342 11/21/2000 - art. 14) and euro 610 million to other reserves in suspension of taxes and the Reserve under Law No. 488/1992 with statutory restrictions. Additional details are disclosed in the notes to the Telecom Italia S.p.A. financial statements under “Liabilities and shareholders’ equity”.

Net financial indebtedness (euro 35,327 million) increased by euro 4,705 million compared to December 31, 2002 restated (euro 30,622 million).

The following chart summarizes the major components which had an impact on the change in net financial indebtedness during 2003:

Dividends were paid for euro 794 million compared to dividends received for euro 428 million and investments were made for euro 1,564 million (mainly in respect of HanseNet, Sky Italia and Latin American Nautilus).

Net financial indebtedness benefited from the effects of the securitization and sale of receivables to factoring companies for a total amount of euro 1,186 million at December 31, 2003, of which euro 851 million related to securitization (euro 1,008 million at December 31, 2002 restated, of which euro 826 million related to securitization.

2003 ANNUAL REPORT	45

A reconciliation of net financial indebtedness with the balance sheet captions is presented in the following table:

(millions of euro)	Within 12 months	Beyond 12 months	Total
Payables to subsidiaries and affiliated companies	10,233	9,071	19,304
Debentures	1,500	8,265	9,765
Convertible debentures	1,331	2,829	4,160
Due to banks	904	287	1,191
Due to other lenders	320	463	783
Other liabilities	62	—	62
Taxes payable	23	—	23
Total gross financial indebtedness	14,373	20,915	35,288

Receivables from subsidiaries and affiliated companies	(838)		(838)
Other accounts receivable	(367)		(367)
Liquid assets	(205)		(205)
Other securities in current assets	(16)		(16)
Total financial receivables and liquid assets	(1,426)		(1,426)

Accrued expenses and deferred income	1,767	65	1,832
Accrued income and prepaid expenses	(79)	(288)	(367)
Balance of financial accruals and deferrals	1,688	(223)	1,465

Net financial indebtedness	14,635	20,692	35,327

Gross indebtedness due beyond one year, amounting to euro 20,915 million, fell from 73% at December 31, 2002 restated to 59% at December 31, 2003, as a percentage of total gross indebtedness.

Gross financial indebtedness is detailed in the following table:

	At 12/31/2003						At 12/31/2002 restated
(millions of euro)	Euro	%	Foreign currency	%	Total	%	Total	%
Medium/long-term debt	20,617	65	298	8	20,915	59	23,731	73
Short-term borrowings	11,127	35	3,246	92	14,373	41	8,749	27

Total	31,744	100	3,544	100	35,288	100	32,480	100

At December 31, 2003, short-term borrowings included the current portion of medium/long-term debt falling due within one year, amounting to euro 5,759 million (euro 1,319 million at December 31, 2002), of which euro 1,500 million refers to floating rate notes maturing June 21, 2005 but on which the right to call in the notes earlier will be exercised in March 2004.

Debt positions with Group companies total euro 24,853 million (of which euro 14,621 million falls due beyond one year) and with third parties total euro 10,435 million (euro 6,294 million falls due beyond one year).

2003 ANNUAL REPORT	46

TELECOM ITALIA

STATEMENTS OF INCOME

	2003	2002 restated (*)	change
(in millions of euro)			assolute	%
A. Sales and service revenues	16,033	17,055	(1,022)	(6.0)
Changes in inventory of contract work in process	6	—	6
Increases in capitalized internal construction costs	60	11	49	°
Operating grants	9	—	9

B. Standard production value	16,108	17,066	(958)	(5.6)
Raw materials and outside servicesi (1)	(6,209)	(6,992)	783	(11.2)

C. Value added	9,899	10,074	(175)	(1.7)
Labor costs (1)	(2,466)	(2,565)	99	(3.9)

D. Gross operating profit	7,433	7,509	(76)	(1.0)
Depreciation and amortization	(2,919)	(3,053)	134	(4.4)
Other valuation adjustments	(199)	(357)	158	(44.3)

Provisions to reserves for risks and charges	(15)	(44)	29	(65.9)
Net other income (expense)	(161)	(74)	(87)	°

E. Operating income	4,139	3,981	158	4.0
Net financial income (expenses)	(2,404)	(1,897)	(507)	26.
Net investment income (expenses)	1,645	3,093	(1,448)	(46.8)

F. Income before extraordinary items and taxes	3,380	5,177	(1,797)	(34.7)
Net extraordinary income (expenses)	(1,652)	(5,929)	4,277	(72.1)

G. Income (loss) before taxes	1,728	(752)	2,480	°
Income taxes	918	918

H. Net income for the year	2,646	166	2,480	°

(1)	Reduced by related cost recoveries.

(*)	Data restated by giving effect to the merger only as of January 1, 2002.

2003 ANNUAL REPORT	47

BALANCE SHEETS

(in millions of euro)			At 12/31/2003 (a)	At 12/31/2002 restated (b) (*)	At 12/31/2002 (**)	Variazioni (a - b)
A. Intangibles, fixed assets and long-term investments

Intangible assets			1,485	1,340	53	145

Fixed assets			11,843	12,679	1	(836)

Long-term investments:

• equity investments and advances on contributions			34,995	33,301	22,888	1,694

• other			281	357	56	(76)

			48,604	47,677	22,998	927

B. Working capital
Inventories			88	69		19
Trade accounts receivable, net			4,542	4,391	6	151
Other assets			3,693	2,841	1,269	852
Trade accounts payable			(3,138)	(2,966)	(18)	(172)
Other liabilities			(3,476)	(4,203)	(304)	727
Reserves for employee termination indemnities and pensions and similar obligations			(973)	(971)	(3)	(2)
Capital and/or investment grants			(199)	(235)		36
Deferred tax assets net of reserve for income taxes			3,111	2,068	614	1,043
Other reserves for risks and charges			(569)	(3,245)	(336)	2,676

			3,079	(2,251)	1,228	5,330

C. Net invested capital	(A+B	)	51,683	45,426	24,226	6,257

Financed by:

D. Shareholders’ equity
Share capital			8,854	8,845	8,845	9
Retained earnings and reserves			4,856	5,793	6,426	(937)
Net income (loss) for the period			2,646	166	(6,240)	2,480

			16,356	14,804	9,031	1,552

E. Medium/long-term debt			20,692	23,706	11,857	(3,014)

F. Net short-term financial borrowings (liquidity)
Short-term borrowings			14,373	8,749	3,298	5,624
Liquid assets and short-term financial receivables			(1,426)	(3,452)	(1,053)	2,026
Financial accrued expenses (income) and deferred expenses (income), net			1,688	1,619	1,093	69

			14,635	6,916	3,338	7,719

G. Total net financial indebtedness	(E+F	)	35,327	30,622	15,195	4,705

H. Total net financing	(D+G	)	51,683	45,426	24,226	6,257

(*)	Restated data post-merger, excluding the effects of the share withdrawals and the tender offer, taking into account the share capital of Olivetti and the shares owned in the Merged Company by Olivetti at December 31, 2002.

(**)	Historical data of the Merging Company Olivetti S.p.A.

2003 ANNUAL REPORT	48

STATEMENTS OF CASH FLOWS

(in millions of euro)			2003
A. Net financial indebtedness, at beginning of year			(30,622)
Net financial indebtedness of the merged company TiLab, at the beginning of the year			(169)
B. Adjusted net debt, at beginning of year			(30,791)
Operating income			4,139
Depreciation of fixed assets and amortization of intangible assets			2,919
Investments in fixed assets and intangible assets (1)			(2,534)
Proceeds from capital and/or investment grants			5
Proceeds from disposal of intangible assets and fixed assets			314
Change in operating working capital and other changes			(141)

C. Free cash flow from operations			4,702
Investments in long-term investments (1)			(6,918)

Proceeds from sale/redemption value of other intangible assets, fixed assets and long-term investments			3,102

Change in non-operating working capital and other changes (2)			(4,661)

D.			(8,477)
E. Net cash flows before distribution of income/reserves and contributions by shareholders	(C+D	)	(3,775)

F. Distribution of income/reserves			(794)

G. Contributions by shareholders / withdrawals			33

H. Net change in indebtedness	(E+F+G	)	(4,536)

I. Net financial indebtedness, at end of year	(B+H	)	(35,327)

The change in net financial indebtedness is the result of the following:

(in millions of euro)
Increase (decrease) in medium/long-term debt	(3,014)

Increase (decrease) in short-term borrowings	7,719

Total	4,705

(1)	Total cash used for investments can be analyzed as follows

(in millions of euro)
Industrial investments:	2,534

- intangible assets	767

- fixed assets	1,767

Investment in long-term investments	6,918

Cash used for investments	9,452

(2)	The item can be analyzed as follows:

(in millions of euro)
Net financial income (expenses)	(2,404)
Dividends received	428
Utilization of reserve of risks for the early exsercize of JP Morgan put option	(1,942)
Income taxes payments	(246)
Net extraordinary income (expenses) and other	(497)

Change in non-operating working capital and other changes	(4,661)

2003 ANNUAL REPORT	49

SUBSEQUENT EVENTS

The principal subsequent events which occurred after December 31, 2003 are listed below:

Sale of CIPI

On January 29, 2004, Telecom Italia Media, as part of the process of rationalizing its business portfolio, sold its 60% investment in CIPI S.p.A. to Promoinvestments S.r.l., a company controlled by the Circo family, which was already a minority shareholder of CIPI S.p.A.. The value of the transaction was euro 6.5 million, resulting in a gain of euro 4.9 million.

Sale of Telekom Austria

On January 21, 2004, Telecom Italia International sold, through a Private Placement, its 14.78% investment in the share capital of Telekom Austria for a total gross value of euro 780 million (euro 770 million net of the fees to the placement banks). A net gain of euro 62 million was realized on consolidation.

Sale of an Interest in Euskaltel

On January 16, 2004, a contract was signed with Araba Gertu S.A. for the sale, by Telecom Italia International, of a 3.1% stake in Euskaltel at an total price of euro 13.6 million.

The closing took place on February 19, 2004, after the deadline had passed for exercising the pre-emption rights on the shares held by the other shareholders. The pre-emption right was exercised by the shareholder Iberdrola and, accordingly, the sale of the shares held by Telecom Italia International occurred through the signing of two separate contracts (149,231 shares sold to Araba Gertu for consideration of euro 12.1 million and 18,719 shares sold to Iberdrola for consideration of euro 1.6 million).

Upon completion of the transaction, Telecom Italia International retained a 3% share in Euskaltel.

Sale of the Facility Management business segment

Effective January 1, 2004, Finsiel S.p.A.’s “Facility Management” business segment was sold to Emsa Servizi S.p.A..

Notes issue

On January 13, 2004, the market placement of a new issue of Telecom Italia S.p.A. notes was completed. The placement falls under the Euro Medium Term Note Program approved by Telecom Italia’s Board of Directors on October 10, 2003 for a maximum amount of euro 10 billion.

The new issue, of euro 3 billion, is divided in three tranches, all issued on January 29, 2004:

•	the first, for US$ 1,000 million, with coupon interest at the 3-month Euribor +0.33% and an issue price of 99.927, matures on October 29, 2007;

•	the second, for euro 750 million, with 4.50% coupon interest and an issue price of 99.56, matures on January 28, 2011;

•	the third, for euro 1,250 million, with 5.375% coupon interest and an issue price of 99.07, matures on January 29, 2019.

The issue, placed with the joint support of Barclays Capital, BNP Paribas, Caboto, Deutsche Bank, JP Morgan, MCC, Mediobanca and UBM which acted as the Lead Arrangers and Book Runners, is listed on the Luxembourg stock exchange and a subsequent listing is expected on the Mercato Obbligazionario Telematico of Borsa Italiana S.p.A..

2003 ANNUAL REPORT	50

Early redemption of Telecom Italia notes

Following the notes issue on January 29, 2004, as described above, Telecom Italia proceed to redeem the floating rate notes of euro 1,500,000,000, maturing on June 21, 2005, at an earlier date. (Such notes had been issued by Telecom Italia S.p.A. on December 21, 2001.) The right of the issuer to call in the notes at an earlier date (to be exercised on all outstanding notes), as stated in the note indenture, can be exercised at each coupon date, beginning from December 21, 2003: thus, the redemption at face value was carried out on March 22, 2004, the next coupon date.

Cancellation of reacquired Olivetti Finance notes

In order to bring the gross levels of indebtedness and liquidity in line with actual financial requirements, the following notes, which had been reacquired in previous years by Olivetti Finance N.V., will be cancelled:

•	Olivetti Finance N.V. EMTN Program – EONIA +1.45%, maturing in 2005 – Cancellation of the entire issue for an amount of euro 200 million;

•	Olivetti Finance N.V. EMTN Program – 5.825%, maturing in July 2004 – Total amount issued, euro 4,200 million; amount cancelled, euro 650 million; amount still outstanding, euro 3,550 million.

Renewal of bank credit line

During April 2004, the first euro 4.5 billion tranche of the syndicated credit line totaling euro 6.5 billion, secured by Olivetti as part of the merger with Telecom Italia, will become due, and, at December 31, 2003 was unused.

In view of this deadline, for purposes of the renewal of the full facility including the residual amount of euro 2 billion falling due in April 2006, a new facility for the same amount is being worked out, which will be set at better terms and conditions than those previously obtained.

Sale of the CRM business segment

Effective January 1, 2004, as part of an operation to rationalize and reorganize the help-desk and customer care activities, the CRM (Customer Relation Management) business segment (comprising 14 staff) of Olivetti Tecnost S.p.A. was sold to the Comdata group, with which an outsourcing contract was signed.

Merger of the Tele Nordeste Celular Participaçoes Group companies

In January 2004, the five operating companies of the Tele Nordeste Celular Participaçoes Group were merged into the subsidiary Telpe Celular. The acquiring company took the name of TIM Nordeste Telecomunicaçoes S.A. and is now the only operating company in which Tele Nordeste Celular Participaçoes S.A. has a holding. The transaction has made it possible for the Group to simplify the corporate structure and will enable it to reduce administrative costs.

Sale of the innovative services business segment

The business segment pertaining to the activities carried out in the area of innovative services, based on IP networks and directed at the business and mass-market segments, and telecommunications software development and maintenance activities, is being sold by IT Telecom S.p.A. to TIM S.p.A..

Sale of Netco Redes S.A.

On March 4, 2004, Telecom Italia International signed a contract with Auna for the sale of its entire 30% investment in Netco Redes S.A. for consideration of euro 30 million, which will be paid in three annual installments, with stipulated interest, beginning from December 2006. The closing will take place following completion of the authorization process by the competent Spanish regulatory authorities.

2003 ANNUAL REPORT	51

BUSINESS OUTLOOK

For 2004, the Telecom Italia Group expects to keep its operating income substantially in line with that of 2003 and to further reduce net financial indebtedness compared to December 31, 2003.

2003 ANNUAL REPORT	52

RELATED PARTY TRANSACTIONS

Related party transactions, including intercompany transactions, fall under the normal business operations of the companies of the Group. Such transactions (which are neither unusual nor exceptional), when not concluded at standard conditions or dictated by specific laws, are in any case conducted at arm’s length.

The economic, balance sheet and financial effects of related party transactions on the consolidated financial data of the Telecom Italia Group at December 31, 2003 are presented in the following table. The economic, balance sheet and financial transactions between Telecom Italia S.p.A. and subsidiaries and affiliated companies are reported, as a supplement to this disclosure, in the individual notes to the statutory financial statements of Telecom Italia S.p.A.

In the consolidated financial statements, the economic, balance sheet and financial effects of intercompany transactions, that is, all transactions among consolidated companies, have been eliminated.

Major statement of income, balance sheet and financial components

(millions of euro)	unconsolidated subsidiaries and affiliates	Nature of transaction

Sales and services revenues	275	These mainly comprise revenues from Teleleasing (euro 166 million), Sky Italia (euro 22 million), Shared Service Center (euro 21 million), Telecom Argentina (euro 12 million) and Telekom Austria (euro 12 million)

Raw materials and outside services	399	These mainly comprise rent payable to Tiglio I (euro 81 million) and Tiglio II (euro 24 million) as well as TLC service costs from Etec S.A. Cuba (euro 112 million) and Telekom Austria (euro 22 million) and maintenance and assistance contracts from Shared Service Center (euro 45 million), Siemens Informatica (euro 34 million ), Teleleasing (euro 11 million) and Italtel (euro 22 million)

Net other (income) expense	14	These mainly relate to cost recoveries for personnel on loan to certain subsidiaries and affiliates

Net financial (income) expense	13	These include accrued interest income on loans made to certain subsidiaries and affiliates (euro 24 million) and interest expense payable to Teleleasing for financial leasing transactions (euro 11 million)

Loans in long-term investments	122	These comprise medium/long-term loans made to Aria-Is Tim (euro 336 million written down by euro 279 million), Aree Urbane (euro 31 million) and Telegono (euro 15 million)

Financial receivables	30	These mainly comprise short-term loans made to Teleleasing (euro 13 million), TMI Canada (euro 8 million) and TIN Web (euro 5 million)

Financial payables	42	These refer mainly to payables to Teleleasing for financial leasing transactions (euro 26 million), Shared Service Center (euro 6 million) and Edotel (euro 4 million)

Trade and other accounts receivable	149	They mainly regard receivables from Sky Italia (euro 44 million, written down by euro 27 million), Teleleasing (euro 49 million) and Shared Service Center (euro 11 million)

Trade and other accounts payable	146	They mainly include supply transactions connected with investment and operational activities: Italtel group (euro 54 million), Siemens Informatica (euro 23 million) and Mirror International Holding (euro 24 million) for capital payments

Guarantees and collateral provided	976	These mainly comprise sureties provided on behalf of Aria-Is Tim (euro 672 million), Consorzio Csia (euro 81 million), Tiglio I (euro 46 million) as well as collateral provided on behalf of Aria-Is Tim (euro 107 million)

Purchases and sales commitments	37	These refer to commitments with Teleleasing (euro 5 million) under operating leases and with Etec SA Cuba (euro 32 million) for capital increases

Investments in fixed assets and intangibles	403	These mainly consist of acquisitions of telephone exchanges from the Italtel group (euro 346 million) and computer projects from Siemens Informatica (euro 13 million)

2003 ANNUAL REPORT	53

During 2003, the buildings leased from Teleleasing under finance leasing contracts, recorded in long-term investments of the last exsercize, were purchased.

As stated above, related party transactions with Telecom Italia, directly or indirectly, (that is to say, through directors and key managers of the Company) fall under the normal business operations of the companies of the Group and, when not concluded at standard conditions or dictated by specific laws, are in any case conducted at arm’s length.

Related party transactions, other than with companies of the Group, in 2003, also comprise those by the Telecom Italia Group with the Pirelli group, the Edizione Holding group, the Unipol group, the Banca Intesa group, the Unicredito group and the companies associated with Mr Moratti.

(million of euro)	2003
Sales and service revenues	63	These mainly refer to computer services and the supply of energy services to the Pirelli group (euro 34 million) and telephone services to the Pirelli group (euro 5 million), the Edizione Holding group (euro 9 million), Banca Intesa group (euro 4 million), Unicredito group (euro 2 million), Unipol group (euro 8 million) companies associated with Mr Moratti (euro 1 million)

Raw materials and outside services	55	These essentially refer to R&D expenditures and consulting services in the area of computers, tax and intellectual property rights from the Pirelli group (euro 44 million), insurance services from the Unipol group (euro 10 million) and commissions paid to the Edizione Holding group (euro 1 million) for the sale of prepaid telephone cards

Liquid assets and financial receivables	707	Liquid assets of the Group deposited with the Banca Intesa group (euro 608 million) and the Unicredito group (euro 99 million)

Financial indebtedness	392	Financial exposure of the group with the Banca Intesa group (euro 341 million) and the Unicredito group (euro 51 million)

Trade and other accounts receivable	20	These mainly refer to the above-mentioned telephone services rendered to the Pirelli group (euro 13 million), the Edizione Holding group (euro 3 million), Banca Intesa group (euro 2 million) and Unipol group (euro 2 million)

Trade and other accounts payable	30	They mainly include transactions for the supply of services and materials (mainly cables) by the Pirelli group

Investments in fixed assets and intangibles	30	These mainly refer to purchases of telecommunications cables (euro 27 million) and leasehold improvements (euro 3 million) from the Pirelli group

Acquisitions of investments	2	Acquisition of 5% of Epiclink S.p.A. by Telecom Italia S.p.A. from Pirelli S.p.A.

Disposal of business segments	4	Gain on the contribution of the Facility Management business by Olivetti to Pirelli & C. Real Estate. The transaction is described in the section “Other activities - Centralized Group Services”.

Derivative financial instruments	88	Hedging contracts and forward currency agreements put into place with the Banca Intesa group

Furthermore:

•	in 2003, TIM and Telecom Italia sold telephone cards to Autogrill S.p.A. (Edizione Holding group) for their successive sale to the general public for an equivalent amount of euro 22 million, the relative commission to Edizione Holding group for such sale amounts to euro 1 million;

•	on July 28, 2003, the deed was finalized for the contribution of the “Corporate Solution” business of IT Telecom S.p.A. in exchange for the share capital of Pirelli Informatica S.p.A., which was transformed into a limited liability consortium company under the name of “SSC S.c.r.l.” in which IT Telecom S.p.A. has a 45% stake, Olivetti Tecnost S.p.A. a 5% stake and Pirelli S.p.A. a 50% stake at December 31, 2003. The transaction is described in the section “Information Technology Group”.

•	on July 21, 2003, the documents relating to the spin-off of Tiglio I and Tiglio II to Ortensia were finalized, with effect from July 25, 2003. The transaction is described in the section “Other activities – Centralized Group Services”.

•	on March 24, 2004, TIM contributed the business segment for development and maintenance of software applications in the SAP environment to the company Shared Service Center.

2003 ANNUAL REPORT	54

TRANSITION TO IAS/IFRS

In relation to the recommendations of CESR (Committee of European Securities Regulators) published on December 30, 2003 and containing guidelines for companies listed within the EU regarding the transition to IAS/IFRS, the benchmark regulatory framework and process of adoption of international accounting standards within the Telecom Italia Group are illustrated below.

The principal phases which characterized the process of accounting harmonization within the EU are:

•	the adoption of Regulation No. 1606 issued by the European Parliament and by the Council of the European Union in July 2002 which provides for the mandatory application of IAS/IFRS, beginning from 2005, for the consolidated financial statements of companies listed in regulated markets of the EU;

•	the European Commission’s adoption of Regulation No. 1725 dated September 29, 2003 which approved the international accounting standards, and related interpretations, existing at September 14, 2002; IAS 32 and 39, relating to the disclosure and measurement of financial instruments, respectively, and the related interpretations (SIC 5, 16 and 17) were excluded from that approval process as they were in the process of being revised by the IASB;

•	the issue, by Italian legislators, of the 2003 EU Law (Law No. 306 dated October 31, 2003) which in Art. 25 provides, moreover, for the obligation of listed companies to draw up not only the consolidated financial statements in accordance with IAS/IFRS (already provided by EU Regulation No. 1606/2002) but also the annual statutory accounts.

Concurrently, the IASB planned a series of projects directed at the implementation of the international accounting standards adopted by the EU, including the regulation of transactions not presently disciplined. Certain of these projects have already been concluded whereas others are being completed and/or are at the inception stage.

During 2003, Telecom Italia commenced a specific project relating to the implementation of international accounting standards through the establishment of a dedicated working group which involved the principal companies of the Telecom Italia Group.

In particular, an analysis was carried out to identify the principal differences between Italian accounting principles and IAS/IFRS, and to quantify, on the basis of the differences identified, the most significant impacts on the Telecom Italia Group’s consolidated financial statements.

The objectives of the project were the following:

•	identification of the principal differences between Italian accounting principles and IAS/IFRS, including those for the preparation of the first opening financial statements (January 1, 2004, the transition date) and quantification of the relative impacts;

•	implementation of administrative processes and company information systems to permit the preparation of financial statements and interim accounts in accordance with IAS/IFRS.

In compliance with IAS 1, financial statements in accordance with IAS/IFRS should include, in terms of comparative disclosures, the year previous to the current year. The financial statements as at December 31, 2005 will be the first annual accounts presented by the Telecom Italia Group in accordance with international accounting standards and, accordingly, will include, for comparative purposes, the financial statements as at December 31, 2004 in accordance with IAS/IFRS.

The analysis conducted thus far has identified certain differences between Italian accounting principles and IAS/IFRS (excluding the treatment of differences deriving from the first application of international accounting standards), of which the principal differences are illustrated below:

•	goodwill and differences on consolidation: these items will no longer be amortized systematically in the statement of income but should be subject to a valuation, carried out at least annually, in order to identify any impairment in value (impairment test);

2003 ANNUAL REPORT	55

•	treasury stock: in accordance with IAS/IFRS, treasury stock may not be recorded as an asset and should be cancelled together with the corresponding reserve; furthermore, the amount of treasury stock should be recorded as a reduction of shareholders’ equity;

•	principles of consolidation: the possibility of excluding companies that are not significant in size, companies in liquidation and those with dissimilar activities from the scope of consolidation has been eliminated; the shares of consolidated subsidiaries recorded as current assets should be subject to consolidation.

•	stock options: IFRS 2 classifies stock options within the category of “equity settled share-based-payment transactions” or rather “goods or services purchased through the payment of equity instruments”; in particular, based on this standard, stock options must be valued at their fair value at the time granted (“grant date”), recording the cost in the statement of income with a contra-account to increase reserves in shareholders’ equity;

•	employee termination indemnities (TFR): Italian accounting principles require recognition of the liability for employee termination indemnities (TFR) on the basis of the nominal liability matured to the end of reporting period; under IAS/IFRS, TFR falls under the category of defined benefit plans subject to actuarial valuation to present the current value of the benefit, payable upon termination of employment, that employees have matured up to the balance sheet date.

•	compound financial instruments: in accordance with IAS 32, the value of compound financial instruments (e.g. convertible notes) should be allocated between financial liabilities and equity instruments (shares, quotas, share purchase options and other equity instruments);

•	derivative financial instruments: in accordance with IAS/IFRS, all derivatives should be reflected in the financial statements at their fair value. The method of accounting for derivative financial instruments varies based on their characteristics (hedging instruments and non-hedging instruments);

•	restoration charges: as required by IAS 37, the Telecom Italia Group will record liabilities to be incurred, at the time fixed assets are abandoned, through a legal or constructive obligation assumed upon purchase, construction and development of installations. The liabilities will be recorded at market value, in the period in which they arise, as a balance sheet provision under reserves for risks and charges, with a contra-entry to the fixed assets to which they refer. Recognition in the statement of income occurs through the depreciation of the related asset over its estimated useful life;

•	extraordinary items: there are no extraordinary items under IAS/IFRS;

•	departure from accounting principles envisaged by special laws: for IAS/IFRS, the accounting treatment should not take into consideration the effects of special laws or tax laws (e.g. Law No. 58/92).

In relation to the differences identified, projects have been initiated to define the operating procedures for the relative quantification for each company.

Moreover, other differences in accounting principles have been identified, which are being further studied, principally relating to risk reserves, revenue recognition, contract work in process, capitalization of interest, deferred taxes, and the recording of dividends in the annual statutory financial statements.

2003 ANNUAL REPORT	56

ECONOMIC AND FINANCIAL PERFORMANCE TELECOM ITALIA GROUP BUSINESS UNITS

WIRELINE

•	Significant improvement in industrial operations and economic results

•	Ongoing development of broadband markets, VAS services and innovative data transmission services

•	Efficiency in costs and investments

THE BUSINESS UNIT

The Wireline Business Unit operates on a national level as the consolidated market leader in wireline telephone and data services and call centers, for final retail customers and other wholesale providers. On an international level, Wireline develops fiber optic networks for wholesale customers, mainly in Europe and South America.

In 2003, the market was again fraught with aggressive competition, more accentuated in the case of national traffic, and was countered with new plans offered as part of the action to retain customers.

THE STRUCTURE OF THE BUSINESS UNIT

The Business Unit is organized as follows:

2003 ANNUAL REPORT	57

MAJOR CORPORATE EVENTS/SCOPE OF CONSOLIDATION

In 2003, the scope of consolidation changed as a result of the following transactions:

•	On February 4, 2003, Telecom Italia Wireline acquired a 22% stake in LI.SIT, following the bid that was awarded, jointly with Finsiel, for the Health Care Information System and the Regional Service Card of the Lombardy Region. Subsequently, in July, Telecom Italia Wireline purchased a further 2.2% stake from Finsiel. Therefore, at December 31, 2003, the total stake held by Telecom Italia Wireline in LI.SIT was 24.2%;

•	in March 2003, Loquendo S.p.A. (previously consolidated in the IT Group operating activity) was transferred to Wireline. The data relating to 2002 has been duly restated.

•	in August 2003, TI International acquired the remaining 30% stake in Intelcom San Marino. Subsequently, in December 2003, TI International sold its entire 100% stake in the company to Telecom Italia Sparkle, which is part of the Wireline Business Unit;

•	on September 25, 2003, the Wireline BU, after receiving approval from the relevant authorities, finalized the agreement with e.Biscom for the purchase of 100% of the company HanseNet Telekommunikation GmbH, a broadband operator servicing the Hamburg area. To this end, Telecom Italia had previously purchased the company Telecom Italia Deutschland Holding GmbH which, at this date, holds the entire investment in HanseNet;

•	in September 2003, the BBNed group (formerly part of International Affairs) moved to the Wireline BU. The data relating to 2002 has been duly restated;

•	in December 2003, after share capital was reduced to absorb the losses, Telecom Italia Wireline proceeded to recapitalize the subsidiary Latin American Nautilus S.A., the holding company of the LAN group, thus becoming the only shareholder in the company.

Finally, in view of the conditions laid down by the Antitrust Authority on August 7, on September 18 Telecom Italia annulled the preliminary contract for the acquisition of Megabeam signed on March 10, 2003. The company will nevertheless continue to avail itself of the cooperation of Megabeam, with which there is already a commercial agreement covering 19 locations.

ECONOMIC AND FINANCIAL DATA

The key results for 2003 compared to those for 2002, restated for purposes of comparison, are presented in the following table.

	2003	2002	Change
(millions of euro)			amount	%
Sales and service revenues	17,216	17,047	169	1.0
Gross operating profit	8,255	7,951	304	3.8
% of revenues	47.9	46.6
Operating income pre-amortization differences on consolidation	4,972	4,677	295	6.3
Operating income	4,969	4,677	292	6.2
% of revenues	28.9	27.4
Investments:
- industrial	2,302	2,475	(173)	(7.0)
- goodwill	43	—	43	—
Employees at year-end (number) (*)	50,766	53,935	(3,169)	(5.9)

(*)	2002 proforma with BBNed

2003 ANNUAL REPORT	58

Sales and service revenues, totaling euro 17,216 million in 2003, increased by 1.0% (+euro 169 million) compared to the prior year, thus reversing the negative trend registered in recent years (– 0.7 % in 2002 and – 1.4% in 2001).

This increase grew throughout 2003 and was achieved thanks to the effective management of the core telephone services market and the significant growth in innovative business segments such as broadband, innovative data transmission and Data and Web VAS (value-added services) for the business clientele. Individual Strategic Areas of the Business segment contributed to revenues as follows:

Retail Telephone

Revenues from telephone services, equal to euro 10,368 million, showed a slight decrease of 1.7% (– euro 179 million). The strategy of building customer loyalty in this business area is proceeding successfully through efficient marketing campaigns. This takes the form of adding attractive features to the flat rate, offering new services and launching Aladino, Telecom Italia’s new cordless phone. This strategy has made it possible to maintain market share at the levels of the prior year, recording a change of +0.6 percentage points compared to December 2002.

Retail Internet and Data Business

Revenues from the Internet and the Data Business areas, equal to euro 2,219 million, showed overall growth of approximately 9% (+euro 180 million) compared to the prior year: The Alice ADSL and Smart ADSL packages generated +euro 168 million (or approximately +190%) and innovative data transmission services generated +euro 154 million (or approximately +42%). Conversely, there was a decrease in revenues from Internet dial-up traffic and traditional data transmission services (– euro 54 million and – euro 61 million, respectively), partly as a result of the effect of replacing traditional services with innovative solutions. The dynamics of growth were supported by the significant increase in the broadband portfolio, which, at year-end 2003 numbered approximately 2.2 million access lines (2,040,000 access lines on the domestic market and 160,000 access lines on other European markets), with an gain of 1.35 million access lines compared to December 2002. This places Telecom Italia Wireline on par with its European counterparts in terms of the rate of annual growth.

Retail VAS (Value Added Services)

Revenues from VAS services, equal to euro 1,122 million, increased by euro 132 million (or approximately +13%). In particular, the segment reported growth in Data and Web VAS services for the business clientele (+euro 76 million, approximately +30%), following additional features and packages and the expansion of the clientele.

Wholesale

Overall, revenues from wholesale, equal to euro 3,269 million, remained generally unchanged compared to the prior year. National Wholesale services showed a decline of euro 45 million, equal to approximately – 2.2%, as a result of the marked reduction in rates for interconnection services and the growth of revenues for access to broadband and other services. Conversely, international wholesale services reported an increase of euro 45 million, approximately +3.6%, as a result of higher volumes of traffic, essentially for international traffic in transit (amounting to more than 1 billion minutes, approximately +12%).

Gross operating profit, equal to euro 8,255 million, registered an increase of 3.8% (+euro 304 million) compared to 2002. As a percentage of revenues, the gross operating profit was 47.9% compared to 46.6% in the prior year.

This improvement points to effective management both in the administration and development of the reference markets and the pursuit of even higher levels of efficiency in terms of costs, particularly with regard to personnel. As for costs, in 2003, TI Wireline benefited from the cancellation of the TLC license fee (euro 204 million in 2002).

Operating income was euro 4,969 million and presented an increase of 6.2% (+euro 292 million) compared to 2002. This was the result of not only the factors already mentioned, but also lower amortization and depreciation and provisions. Operating income represented 28.9% of revenues, compared to 27.4% in the prior year.

2003 ANNUAL REPORT	59

Industrial investments amounted to euro 2,302 million, a decrease of euro 173 million (– 7.0%). This was the result of policies implemented to improve process efficiency, thus wholly safeguarding the implementation of development strategies for innovative infrastructures.

The number of employees decreased by 3,169 compared to December 31, 2002, as part of the framework of policies geared to optimizing resources. The change is due to resignations 3,906, recruitment 767 (of which 148 were Elettra employees), transfers among the various business units of Telecom Italia (– 74), the outsourcing of the Logistics activities purchased from the TNT Traco group (– 337) and the acquisition of HanseNet (381).

INFORMATION ON OPERATIONS

The main operating highlights for 2003 compared to those for 2002 are reported below, in addition to the principal commercial activities carried out during the year.

Operating data	12/31/2003	12/31/2002
Fixed network connections (thousands)	26,596	27,142
- of which ISDN	6,027	5,756
Minutes of traffic on the fixed network (billions)	226.6	214.9
• national traffic	215.2	204.7
• international traffic	11.4	10.2
TP Terminals using ISDN technology (thousands)	128.0	104.6

Retail

A brief description follows of the main packages and commercial initiatives in 2003, within the framework of the strategies aimed at managing the Retail Phone market (Access and Traffic in particular) and developing the Internet markets (Adsl Alice and Adsl Smart offerings), Data business (Broadband and other Data services) and VAS.

Telephone	Access (ISDN)	Launch of the Hellò Family rate plan which, using an ISDN line, makes it possible to customize domestic telephone lines by assigning a number, a telephone and an answering machine service to every member of the family.

Pricing (rate plans)

Families: two new profiles were launched for the International Option. SOHO: the international plan was extended with the addition of the Folk and Tribe profiles.

SME: launch of the new 100 profile under the Teleconomy 24 Aziende City rate plan. Introduction of the following new rate plans: Teleconomy Regional Aziende, Teleconomy National Aziende, Teleconomy Professional and, for inbound traffic Verde Easy Plus.

	Products	Marketing of various new products, including Wave for cordless phones, Compact and Petit blu lucido for corded phones and Tiziano for fax machines. Finally, the launch of Aladino, the first home phone with the features of the latest generation of mobile phones.

	Alice Adsl	Launch of new profiles in the Alice plans: Alice Free, Alice SAT 300 and Alice Sat Time. The Alice Free plan offers high-speed surfing without any basic subscriber charge while paying only for the connection time.

	Smart Adsl	The Smart offering was enhanced by the addition of a new profile based on consumption, Smart Time, aimed particularly at the SOHO clientele. With Smart Twin users can acquire Smart access for the home along with Smart access for the office. The whole Smart range has been made available using Wireless, in the private and public sphere. Finally, the packages of mail/web and Smart Power VAS services were enhanced.

Public Telephone Services		Launch of various types of prepaid phone cards with discounts for certain routes and certain types of traffic (national/international, fixed/mobile, weekends and public holidays/weekdays). The “Qui Arte” multi-lingual information service about the main sites of historical and artistic interest was launched in Rome and Florence.

2003 ANNUAL REPORT	60

Data Business	Private Wi-Fi	Private Wi-Fi services were enhanced, enabling customers to acquire private Wi-Fi solutions in full outsourcing.

	Public Wi-Fi	Launch of the commercial range of public Wi-Fi services, with profiles based on flat rates and consumption. At year-end 2003, the service was available in more than 150 Hot Spots. In 2004, approximately 2,000 sites are scheduled to become operational abroad thanks to collaboration agreements signed with Boingo Wireless and WBA.

	Hyperway and Datawan	The product range of connections for corporate networks was further extended with the introduction of plans with entry level pricing and profiles. Thanks to the Broadband Everywhere program, broadband services have been extended to cover 91% of the premises of Telecom Italia customers.

	Dedicated circuits	The advent of newcomers to the market was successfully contained thanks to measures taken in the high-speed segment: launch of the Lambda Metro plan, which involves very high-speed point-to-point connections using fiber optic cables in urban areas. Repricing changes have been implemented.

Telephone VAS	Services	Launch of the following services: 405, Rubrica, Voice messages and 3. The 400, SMS and 4888 Pay for Me services were enhanced. Finally, launch of the 4 star service which enables users to gain vocal access to Telecom Italia services and elf provisioning” of the various rate plans.

Data & VAS Web	Full Business Company	The wide range of applications with a modular structure for small-/medium- size businesses allowing optimum use of Internet potential has been extended with messaging services, virtual folders (where corporate data can be stored securely), services with multimedia content and video-supervision and remote alarm services.

	Full Business Management	The range of services of Colocation, Housing and Dedicated Hosting, based on broadband connectivity and hardware and software platforms has been updated technologically (the My Server package), functionally (CRM offering online for the automation of Sales, Marketing and Service & Support) and repositioned in terms of pricing.

	Security	Introduction of a new profile of plans for security services associated with wireless access solutions under the private Wi-Fi package.

National wholesale

In 2003, the National Wholesale market was dominated by two phenomena:

•	a reduction of interconnecting telephone traffic collected from other operators;

•	an increase in phone and data access of other operators.

In particular, the reduction of traffic, approximately 20% less than in the prior year, was due to several reasons, the main one being the migration of Internet traffic from the telephone network to the data network.

As far as access is concerned, the strong increases recording during the year are mainly due to the following:

Access to broadband technology	XDSL	ADSL access lines acquired by other operators (both license holders and Internet Service Providers) numbered approximately 526,000, an increase of 140% compared to the prior year. The demand for Permanent Virtual Connections also increased considerably, +173% compared to the prior year, so that, by year-end 2003, there were approximately 10,100 active access lines.

Local Loop Unbundling	LLU lines	The number of lines directly connected to the networks of other operators passed the half-a-million mark, at close to 510,000 lines. Of these, approximately 42% were requested to supply broadband service (LLU lines for ADSL services).

Carrier PreSelection	CPS Lines	More than 2,000,000 requests to configure lines in Carrier PreSelection were filled in 2003. At year-end 2003, approximately 3,717,000 access lines had been configured, approximately 108,000 more than in 2002.

International wholesale

With regard to international wholesale services, in 2003, in IP and Data transmission services, the marked reduction in prices, in line with the market trend, led to a focus on the sale of innovative international connectivity services, both in the wholesale segment and in terms of the offerings to Italian multi-national companies.

2003 ANNUAL REPORT	61

The Voice business, on the other hand, showed positive growth in volumes, equal to approximately 14% (excluding traffic from TI customers that come under Wireline) compared to 2002. This result was achieved thanks largely to traffic in transit which increased by 46.3%, thanks to the competitiveness of the range of plans on the international market.

The growth in volumes was also the result of interconnection with new international carriers and more business from Italian OLOs on the domestic market.

National network

The national network in statistics at December 31, 2003 is as follows.

Exchange areas	about 10,340

Switching areas	615, served by 628 line Urban Group Stages (SGU)

Gateway Areas	33

Copper access network	105.2 million of kilometers-pair

Fiber optic access network	428,741 kilometers-line

Fiber optic carrier network	3.2 million of kilometers-line

Direct dialing circuits	3.9 million

Network for direct digital circuits (PARD)	474,690 access points with speed up to 2 Mbit/s

Network for direct analog circuits (PARD)	94,043 access points

Frame Relay Accesses	83,824 gates at 2Mbit/s

PoP main data networks	32

As far as the national network is concerned, during 2003, the following activities are worthy of note:

National transmissive backbone (fiber optic evolution)	The first 6 new ODXC (Optical Digital Cross Connect) were introduced to the national network capable of protecting high-speed transmission with Fast Restoration mechanisms based on the ASTN (Automatically Switched Transport Network) scheme. The new optical backbone has been designed to ensure high levels of reliability and integration with IP networks. In addition, the availability of DWDM systems has been increased to 114 long-distance systems

Gigabit Ethernet Access	Work continued to create a network to support the marketing of services based on Gigabit Ethernet technology (Ethernity and Hyperway MPLS services based on GBE access). During 2003, 178 GBE optical access lines were installed. In addition, a new urban network based on GBE technology was installed in Sassari and in part of the town of Reggio Emilia.

ADSL Access	880 new exchanges were equipped and 1.3 million new lines were added. There are now 3,000 exchanges that can provide ADSL access and there are 2.2 million ADSL lines of which 1.8 million are in use. This has increased coverage to 79% of the national territory.

National Backbone	The migration of long-distance phone traffic from a backbone based on circuit technologies to the innovative one based on IP technologies was completed.

Foreign Retail Networks

During 2003, Telecom Italia launched the “International Broadband” project by developing TI France and purchasing HanseNet. In fact, by exploiting its know-how and technological assets, which are already in place in leading European countries, Telecom Italia intends to offer access and innovative broadband services in key urban areas in Europe. So far, only the French and German markets are involved.

France

TI France, a start-up company created to accelerate entry on the market, will initially supply services based on the wholesale packages of France Telecom and, subsequently, will use ULL lines.

2003 ANNUAL REPORT	62

The following action was taken in 2003 to create the TI France network:

•	introduction of POPs in Paris (2 POPs), Lyon, Marseille (which also serves Aix-en-Provence) and Nice;

•	technical preparation of 116 local exchanges for the unbundling service;

•	creation of fiber optic connections between the POPs, using the Pan European Backbone, and between the POPs and 106 exchanges for a total of 1,210 km. The remaining exchanges are connected to POPs through leased circuits;

•	creation of interconnectivity with France Telecom for voice and data traffic.

The TI France network in statistics at December 31, 2003 is as follows:

POPs	5

Local exchanges for the unbundling service	116

Fiber optic cable	1,210 km

Number of circuits interconnected with France Telecom	118 at 2 Mbit/s

Germany

In September 2003, HanseNet, a city carrier with its own infrastructures, was purchased with the aim of relaunching and developing the range of broadband services in the Hamburg area. Initially, attention focused on developing the technical platform which will support the services scheduled to be activated in 2004.

The HanseNet network in statistics at December 31, 2003 is as follows:

POPs	3
Local exchanges for the unbundling service	100
Fiber optic cable	1,090 km
Number of circuits interconnected with Deutsche Telecom	420 at 2 Mbit/s

International network

The international network in statistics at December 31, 2003 is as follows:

Network operators connected	254
- of which by direct dialing	237
- of which by ISDN	73
Switching exchanges	9 (5 in Milan, 3 in Rome and 1 in Palermo)
Extent of European backbone	39,500 kilometers-line
Bands	2 rings of 80,000 Mbit/s and 1 ring of 20,000 Mbit/s

As far as the international network is concerned, during 2003, highlights were as follows:

•	completion of the fiber-optic city rings in London, Paris, Frankfürt, Amsterdam, Zurich and Vienna, and activation of points of presence within the main European telehouses to support the extension of the range of IP and data transmission services;

•	creation and activation of a POP for collecting IP and data transmission traffic in Madrid and a transmission POP in Barcelona with the aim of extending the reach network for IP and data transmission services;

•	creation and activation of new POPs in Lyon and Marseille to collect ADSL traffic and extend the range of IP and Data transmission services.

2003 ANNUAL REPORT	63

EVENTS SUBSEQUENT TO DECEMBER 31, 2003

Details are as follows:

•	Effective March 15, 2004, Telecom Italia raised the entry level offering for Adsl from 256/128 Kbps to 640/256 Kbps, one of the highest access speeds in Europe in terms of uploading or downloading data.

•	On March 15, 2004, Telecom Italia, in keeping with its commitment to develop innovative broadband services, launched the video on demand service for computers through the Rosso Alice portal. This portal, which is organized into six areas (films, sport, music, videoclips, games, information and video-community) will offer the service on demand to all Internet surfers with an ADSL connection. Alice customers can purchase the content through a credit card or by direct debit to their phone bill, whereas other users may only purchase content through a credit card.

MAJOR SUBSIDIARIES

Atesia S.p.A.

Held by: Telecom Italia 100.0%

The company operates in the sector of telemarketing and market research.

The table shows the key economic highlights:

(millions of euro)	2003	2002	Change (%)
Sales and service revenues	93	98	(5.1)
Gross operating profit	26	38	(31.6)
Operating income	17	32	(46.9)

Activities during the year:

•	consolidation of the role of Services Center for the Group;

•	full development of the new commercial package for the third-party market, in synergy with the Wireline sales networks, thanks partly to the new CRM-Atesia technological platform.

Path. Net S.p.A.

Held by: Telecom Italia 99.99%, IT Telecom 0.01%

The company is responsible for the development and management of the Single Public Administration (R.U.P.A.) network.

The table shows the key economic highlights:

(millions of euro)	2003	2002	Change (%)
Sales and service revenues	117	93	25.8
Gross operating profit	10	5	100.0
Operating income	9	4	125.0

Activities during the year:

•	acquisition of new orders for more than euro 36 million;

•	extension of the range of broadband and Internet access services;

•	renewal of the Framework Contract until August 2005 for broadband and Internet access services.

2003 ANNUAL REPORT	64

Telecom Italia Sparkle Group

Held by: Telecom Italia 100.0%

The Group operates in the transport phases of Voice, Data and Internet Protocol services.

The table shows the key economic highlights:

(millions of euro)	2003	2002 (*)	Change (%)

Sales and service revenues	1,671	19
Gross operating profit (loss)	296	(30)
Operating income (loss)	144	(43)

(*)	The data relating to 2002 refers to the TMI Italia group prior to the merger by absorption of Telecom Italia’s International Wholesale Services business segment and the subsequent change of its name to the Telecom Italia Sparkle group, which took place on December 31, 2002.

Activities during the year:

•	focusing of IP and Data transmission operations on the sale of innovative international connectivity services;

•	increase in the Business Voice volumes, thanks to interconnection with new international carriers, greater traffic from Italian OLOs on the domestic market and the competitiveness of the plans on the international market.

HanseNet Telekommunikation GmbH

Held by: Telecom Italia Deutschland Holding Gmbh 100.0%

The company operates in the market of broadband telecommunications (access developed mainly using local loop unbundling and VAS services) in the Hamburg area.

The table shows the key economic highlights:

(millions of euro)	2003	2002(*)	Change (%)

Sales and service revenues	102	83	22.9
Gross operating profit	18	22	(18.2)
Operating loss	(24)	(37)	35.1

(*)	In 2002, the company was not part of the Telecom Italia S.p.A. Group

Activities during the year:

•	continuation of development of offerings to the residential and business clientele in the Hamburg area;

•	success in reaching the target of acquiring almost 105,000 customers by year-end 2003.

Gruppo Latin American Nautilus

Held by: Telecom Italia 100.0%

The group ensures the transport of traffic and the supply of transmission capacity for wholesale customers in Latin America.

The table shows the key economic highlights:

	2003 (millions of euro)	2002 (millions of euro)	2003 (millions of US$)	2002 (millions of US$)	Change in US$ %
Sales and service revenues	40	29	46	28	64.3
Gross operating profit	4	11	5	11	(54.5)
Operating loss	(13)	(6)	(15)	(6)	(150)

2003 ANNUAL REPORT	65

Activities during the year:

•	completion of network infrastructures;

•	organizational restructuring;

•	optimization of the financial structure;

•	extension of the customer base through contracts stipulated with the main operators in the region;

•	launch of IP services.

Mediterranean Nautilus Group

Held by: Telecom Italia 62.51%, Telecom Italia International 7.49%

The group ensures the transport of traffic and the supply of transmission capacity to wholesale customers in the Eastern Mediterranean. The group includes the following companies:

Mediterranean Nautilus S.A., Elettra Tlc S.p.A., the Mediterranean Nautilus Ltd. group.

The table shows the key economic highlights:

	2003 (millions of euro)	2002 (millions of euro)	2003 (millions of US$)	2002 (millions of US$)	Change in US$ %
Sales and service revenues	63	64	71	61	16.4
Gross operating profit	22	26	25	24	4.2
Operating income (loss)	(29)	56	(33)	53	(162.3)

Activities during the year:

•	award of the bid launched by Turk Telekom to supply a connection system between Turkey and Western Europe, consisting of a fiber pair running along the main ring system of the Med Nautilus network and connection of the ring to Istanbul;

•	completion of the Landing Station in Istanbul and Athens;

•	entry into service of a new cable-laying vessel, the Pertinacia.

Med-1 Group

Held by: Telecom Italia 23.17%, Telecom Italia International 27.83%

The group ensures the operation of the LEV-1 cable (Italy – Cyprus – Israel) and the IC1 domestic Israeli network.

The table shows the key economic highlights:

	2003 (millions of euro)	2002 (millions of euro)	2003 (millions of US$)	2002 (millions of US$)	Change in US$ %
Sales and service revenues	17	20	20	19	5.3
Gross operating profit	11	12	12	12	—
Operating income	4	4	4	4	—

Activities during the year:

•	supply of maintenance and restoration services to the customers of the Lev-1 cable;
•	operation of the Israeli IC1 domestic network and supply of carrier and data center services.

2003 ANNUAL REPORT	66

Loquendo S.p.A.

Held by: Telecom Italia 99.98%

The company is involved in the research, development and marketing of technologies, equipment and services for voice synthesis, voice recognition and/or voice interaction.

The table shows the key economic highlights:

(millions of euro)	2003	2002	Change (%)
Sales and service revenues	15	15	—
Gross operating profit	1	0	—
Operating loss	(2)	(1)	(100)

Activities during the year:

•	Ongoing sales and support activities to companies in the Group (Telecom Italia, TIM, IT Group and IT Market) and third parties (in Italy, Spain, Greece, France, Germany, Austria, the U.S.A. and South America). 14 languages have been developed and, in the meantime, the company has continued to implement different types of voice (32 at the end of the year).

2003 ANNUAL REPORT	67

MOBILE

•	Growth in consolidated revenues

•	Further growth of operating income and profitability

•	Improvement in the profit margins of domestic business

•	Development of mobile lines in Brazil

THE BUSINESS UNIT

The Mobile Services Business Unit (TIM group) operates in the sector of national and international mobile telecommunications. Its international presence is concentrated in Latin America and in the Mediterranean Basin.

THE STRUCTURE OF THE BUSINESS UNIT

The Business Unit is organized as follows:

MAJOR CORPORATE EVENTS/SCOPE OF CONSOLIDATION

The following took place in 2003:

•	on March 28, 2003, Stet Hellas acquired the entire stake in Telesoft Hellas S.A., a company that develops software for telecommunications, from IT Telecom S.p.A. (a Telecom Italia Group company), for euro 60,000. The purchase had no significant economic or financial impact. The merger by absorption into Stet Hellas was approved on November 14, 2003.

•	on May 13, 2003, TIM International signed a Memorandum of Understanding with Turk Telecom to merge Is TIM (ARIA) – a mobile operator in Turkey owned by TIM International (49%) and by the most important Turkish bank, Is Bank (51%) – with Aycell, a GSM operator, owned entirely by the wireline telephone carrier Turk Telecom. The integration of the two companies is geared toward achieving vital operating and financial synergies.

•	on September 26, 2003, TIMNet.com S.A. changed its name to Blah! S.A., thus completely identifying the company with its brand name;

•	on September 30, 2003, the merger of TIM Brasil S.A. into Bitel Participaçoes S.A. became effective. The acquiring company took the name of TIM Brasil Serviços e Participaçoes S.A. (in shortened form, TIM Brasil). The transaction is part of the process currently underway to simplify the corporate structure of the Group.

•	under the framework of the policy to simplify and rationalize the corporate structure of the Group and following the resolutions passed by the Boards of Directors of the Brazilian companies holding shares of Blah! S.A. (former TIMNet.com S.A.), TIM International proceeded to purchase 80% of the share capital of the company from the Brazilian companies and is now the sole shareholder of Blah! S.A..

2003 ANNUAL REPORT	68

ECONOMIC AND FINANCIAL DATA

The key results for 2003 compared to those for 2002 are presented in the following table.

Gross operating profit

	2003	2002	Change
(millions of euro)			amount	%
Sales and service revenues	11,782	10,867	915	8.4
Gross operating profit	5,502	5,039	463	9.2
% of revenues	46.7%	46.4%
Operating income pre-amortization differences on consolidation	3,885	3,458	427	12.3
Operating income	3,786	3,358	428	12.7
% of revenues	32.1%	30.9%
Investments:
- industrial	1,957	1,715	242	14.1
- goodwill	7	196	(189)	(96.4)
Employees at year-end (number)	18,888	18,702	186	1.0

Sales and service revenues in 2003 amounted to euro 11,782 million, with an increase of 8.4% compared to 2002. Excluding the negative foreign exchange effect, revenues increased by 12.6%.

Gross operating profit in 2003 was euro 5,502 million and showed an increase of 9.2% compared to 2002 (euro 5,039 million). Excluding the foreign exchange effect, the increase was 10.2%. The improvement in the gross operating profit can be attributed to the positive performance of already-existing activities, which offset both the higher costs of GSM start-up in Brazil and the negative foreign exchange effect in the South American region. Furthermore, the increase in the gross operating profit was influenced by the fact that TIM S.p.A. no longer had to accrue the TLC license fee, following the verdict of the European Court of Justice which declared the law establishing the fees as unlawful.

In 2002, the TLC license fee amounted to euro 151 million, net of euro 3 million of fees recorded by Blu prior to its acquisition by the TIM Group. The gross operating profit represented 46.7% of total revenues (46.4% in 2002).

Operating income was euro 3,786 million and showed an increase of 12.7% compared to 2002 (euro 3,358 million). The operating income represented 32.1% of total revenues (30.9% in the prior year).

Industrial investments amounted to euro 1,957 million, of which euro 713 million referred to intangible assets and euro 1,244 million to fixed assets. Investments were mainly devoted to the technology and network expansion.

The number of employees increased by 186, compared to December 31, 2002.

This increase can be attributed to the expansion reported by Brazilian companies in the start-up phase, and was partly offset by the reduction of resources in the parent company TIM S.p.A.

* * *

For a description of operations, please refer to the comment on TIM, and the individual consolidated companies.

2003 ANNUAL REPORT	69

EVENTS SUBSEQUENT TO DECEMBER 31, 2003

Details are as follows:

•	in January 2004, the five operating companies of the Tele Nordeste Celular Participaçoes group were merged into the subsidiary Telpe Celular. The acquiring company took the name of TIM Nordeste Telecomunicaçoes S.A. and is now the only operating company in which Tele Nordeste Celular Participaçoes S.A. has a holding. The transaction has made it possible for the Group to simplify the company structure and achieve greater efficiency in the costs supporting the business.

•	on February 3, 2004, Stet Hellas announced the change in its brand from Telestet to TIM, which will enable the company to reinforce its image as a dynamic and innovative operator in Greece;

•	on February 19, 2004, Is TIM, the mobile operator owned by TIM International (49%) and the Is Bank group (51%), was merged with Aycell, the GSM operator entirely owned by Turk Telecom, Turkey’s state-owned wireline operator. The integration process began last May and was completed after approval was received from the competent authorities. The new company (TT&TIM) resulting from the merger is held 40% by TIM International, 40% by Turk Telekom and the remaining 20% by the Is Bank group.

•	During the early months of 2004, as part of the program for the reorganization of the information technology area of the Telecom Italia Group, TIM voted to bring in-house the software design and development activities currently carried out by a specialized nucleus of resources employed by IT Telecom in its development business segment, effective April 1, 2004.

This business segment that is being purchased carries out activities that IT Telecom currently provides to TIM in the areas of:

•	innovative services, based on IP networks, known also as e-business or web services, directed at the business and mass-market segments;

•	telecommunications software development and maintenance activities.

These activities will be integrated with the resources that today already operate in IT development at TIM, making it possible to improve the synergies for the management of the current platforms and the development of their evolution. The sale price, based also upon an external valuation drawn up by Milestone Advisory House S.p.A. in Milan, was agreed between the parties at euro 23 million. 563 resources were transferred.

•	in March 2004, under the Group’s program for information technology, TIM contributed a business segment which develops and maintains software applications in the SAP environment to the company Shared Service Center, a limited liability consortium company.

The value of the business segment was determined by an expert appointed by the Milan Courts at euro 65 thousand.

TELECOM ITALIA MOBILE S.P.A. (PARENT COMPANY)

Held by: Telecom Italia 54.82%, Telecom Italia Finance 0.17%

The table shows the key economic highlights:

	2003	2002	2002 pro forma	Change Vs Pro forma %
(millions of euro)
Sales and service revenues	9,469	9,022	8,915	6.2
Gross operating profit	5,035	4,404	4,529	11.2
Operating income	3,863	3,153	3,323	16.3

2003 ANNUAL REPORT	70

In 2003, sales and service revenues amounted to euro 9,469 million (euro 9,022 million in the prior year), an increase of 5.0%. Excluding Blu’s revenues in 2002, which merged with TIM with effect for accounting purposes as from January 1, 2002, revenues increased by 6.2%. Revenues from traffic, which amounted to euro 7,099 million, increased by 2.6% (3.7% net of the effects of the merger), thanks principally to the impact of the positive trend of outgoing traffic (euro 4,257 million). Revenues from VAS services (which represent 10.9% of total revenues and 11.4% of revenues from services) amounted to euro 1,028 million, a growth of 36.7% (excluding the effects of the merger with Blu).

Gross operating profit in 2003 amounted to euro 5,035 million, an improvement of 14.3% compared to euro 4,404 million in the prior year and benefited from the cancellation of the TLC license fee, as a result of the verdict of the European Court of Justice, which declared the law establishing the fees as unlawful. In 2002, the fees amounted to euro 154 million (euro 151 million excluding the effects of the merger with Blu). Gross operating profit, excluding the effects of the merger with Blu in 2002, increased by 11.2%.

Operating income in 2003, which amounted to euro 3,863 million (euro 3,153 million in 2002), showed an even better performance than the gross operating profit, with an increase of 22.5%. Excluding the effects of the merger with Blu, the operating income increased by 16.3%. These figures were influenced by the positive effect of the verdict of the European Court of Justice.

The following table shows the key operating highlights for 2003, compared to 2002, and the main activities carried out by each sector:

TIM - operating highlights	December 31, 2003	December 31, 2002
TIM lines in Italy (thousands)	26,076	25,302
Mobile traffic (millions of minutes)	38,420	36,432
ARPU (euro/ line/month)	28.2	28.0

During 2003, TIM stepped up development of innovative services with the aim of building customer loyalty and augmenting opportunities for the use of cell phones. The following initiatives are worthy of note:

Launch of “Mobile TV”	Launch of “Mobile TV”, TV on cell phones. TIM launched TV as a mobile service, the first operator in the world to do so.

Launch of “ChiamaOra”	A service which, if a TIM number is switched off or cannot be reached, will inform the caller by SMS when the line becomes available.

Launch of “TIMClick”	A service which prints the photographs taken with an MMS mobile phone or converts them to postcards and sends them anywhere in the world.

Launch of “Non rimanere senza parole”	This service advises users with an SMS if the remaining credit is less than euro 2.58. If the phone is recharged within 48 hours, users receive 48 SMSs free of charge.

Agreement with Banca Intesa	Launch of a new service enabling more than 7.5 million Banca Intesa customers to access Mobile Banking services on their mobile phone using both SMS and MMS technology.

Agreement with Lega Calcio	Extension of the agreement between TIM and Lega Calcio (the Italian Football League) until June 30, 2006 with Serie A, Serie B, the League Supercup and TIM Cup, the Italian Spring Championships and TIM Spring Cup.

Launch of “WLAN”	The “WLAN” (Wireless Local Area Network) service, directed at the business market, makes it possible to connect the SIM card of a mobile phone with W-LAN networks and allows users access to all the typical services of WI-FI technology, thanks to W-LAN coverage set up by TIM at its headquarters and at public WI-FI Hot Spots which will be available for TIM users.

2003 ANNUAL REPORT	71

ECONOMIC AND FINANCIAL DATA FOR MOBILE OPERATIONS IN SOUTH AMERICA

The key economic and financial highlights of the Mobile Business Unit operations in Latin America are presented in the following table.

			Change
(millions of euro)	2003	2002	amount	%
Sales and service revenues	1,547	1,298	249	19.2
Gross operating profit	196	274	(78)	(28.5)
% of revenues	12.7%	21.1%
Operating loss	(248)	(98)	(150)	°
% of revenues	(16.0%)	(7.6%)
Investments:
- industrial	641	541	100	18.5
- differences on consolidation
Employees at year-end (number)	7,502	7,050	452	6.4

The activities of the Latin America Mobile Business Unit in 2003 generated revenues of euro 1,547 million, with an increase of 19.2% compared to the prior year, despite the impact of the negative foreign exchange effect. Excluding the foreign exchange effect, revenues increased by approximately euro 654 million.

Gross operating profit amounted to euro 196 million. In this case, excluding the foreign exchange effect, the decline in the gross operating profit would be reduced to approximately euro 30 million. This result is attributable to the positive performance of the established companies and the expenses deriving from the start-up of the GSM service in Brazil in October 2002.

The operating result was a loss of euro 248 million.

Industrial investments amounted to euro 641 million, of which euro 114 million referred to intangible assets and euro 527 million to fixed assets.

The number of employees increased by 452 compared to December 31, 2002 following expansion of activities reported by Brazilian companies in the start-up phase.

MAJOR SUBSIDIARIES

Europe

Stet Hellas Telecommunications

Held by: TIM International N.V. 81.40%, TI Finance 0.13%

The company operates the GSM service in Greece.

The table shows the main economic and operating data:

(millions of euro)	2003	2002	Change (%)
Sales and service revenues	805	689	16.8
Gross operating profit	287	255	12.5
Operating income	166	131	26.7
Number of lines at year-end (thousands)	2,403	2,514	(4.4)

Activities during the year:

•	launch of the “Welcome” service (part of the “For All” package aimed specifically at foreign residents in Greece) which allows users to call mobile or fixed international phones at a rate with a discount of 20%;

•	launch of the “Telestet free six” service which allows new customers who already own a mobile phone to benefit from a monthly credit on traffic, in lieu of the discount on the phone;

2003 ANNUAL REPORT	72

•	marketing of the new POWERSIMCard, the first in Greece with a 64K memory, which provides better access to all the Telestet services;

•	a new commercial agreement with EFG Eurobank, making it possible to extend the range of services to the owners of credit cards and to develop non-traditional points of sale.

Latin America

Tele Nordeste Celular Participaçoes Group

Held by: TIM Brasil Serviços e Participaçoes S.A. 22.52%

The group operates mobile network services using TDMA and GSM technologies in the northeast of Brazil.

The table shows the main economic and operating data:

	2003	2002	2003	2002	Change in reais %
	(millions of euro)	(millions of euro)	(millions of reais)	(millions of reais)
Sales and service revenues	311	355	1,080	984	9.8
Gross operating profit	147	189	509	523	(2.7)
Operating income	80	98	279	271	3.0
Number of lines at year-end (thousands)			2,173	1,926	12.8

Activities during the year:

•	launch of the GSM service;

•	conversion of systems to the requirements demanded by the regulatory agency to operate the SMP (Personal Mobile Service) service;

•	launch of “Called Group” which enables users to benefit from lower rates for calls to five cell phone numbers (for the time being, one of the five numbers may be a fixed line );

•	launch of “Minute Remainder”, a service which keeps users up to date with the amount of traffic not yet consumed;

•	creation of “TIM Shop”, the first virtual shop for the sale of phones. The site can be accessed from the homepage www.timnordeste.com.br;

•	launch of the Long-distance Service accessed through the national area code 41;

•	expansion of the range of Value Added Services (VAS);

•	extension of the electronic recharging service to prepaid customers.

Tele Celular Sul Participaçoes Group

Held by: TIM Brasil Serviços e Participaçoes S.A. 22.21%

The group operates mobile network services using TDMA and GSM technology in the south of Brazil.

The table shows the main economic and operating data:

	2003 (millions of euro)	2002 (millions of euro)	2003 (millions of reais)	2002 (millions of reais)	Change in reais %
Sales and service revenues	346	364	1,202	1,010	19.0
Gross operating profit	140	152	486	422	15.2
Operating income	71	69	245	192	27.6
Number of lines at year-end (thousands)			2,056	1,724	19.3

Activities during the year:

•	launch of the GSM service in the states of Paranà, Santa Caterina and the other main towns;

•	conversion of systems to the requirements demanded by the regulatory agency to operate the SMP (Personal Mobile Service) service;

2003 ANNUAL REPORT	73

•	stepping up of policies aimed at segmenting and retaining the clientele and extending business solutions;

•	expansion of the range of Value Added Services (VAS);

•	launch of the Long-distance Service accessed through national area code 41.

Maxitel S.A.

Held by: TIM International N.V. 58.70%, TIM Brasil Serviços e

Participaçoes S.A. 41.30%

The group operates mobile network services using TDMA and GSM technology in Brazil in the states of Minas Gerais, Bahia and Sergipe.

The table shows the main economic and operating data:

	2003 (millions of euro)	2002 (millions of euro)	2003 (millions of reais)	2002 (millions of reais)	Change in reais %
Sales and service revenues	256	273	890	755	17.9
Gross operating profit	91	106	316	293	7.8
Operating income	18	27	62	74	(16.2)
Number of lines at year-end (thousands)			1,606	1,392	15.4

Activities during the year:

•	launch of the GSM service in the towns of Belo Horizonte, Salvador and Aracaju and in other main towns;

•	conversion of systems to the requirements demanded by the regulatory agency to operate the SMP (Personal Mobile Service) service;

•	stepping up of loyalty and retention programs for high profile customers;

•	expansion of the range of Value Added Services (VAS);

•	offering of promotional packages to the clientele of the prepaid segment;

•	launch of the Long-distance Service accessed through national area code 41.

TIM Celular S.A.

Held by: TIM Brasil Serviços e Participaçoes S.A. 100.00%

The company operates mobile network services using GSM technology in the north, center and south (Rio Grande do Sul) of Brazil and in the states of São Paulo, Rio de Janeiro, Espirito Santo as well as in the Federal District.

The table shows the main economic and operating data:

	2003 (millions of euro)	2002 (millions of euro)	2003 (millions of reais)	2002 (millions of reais)	Change in reais %
Sales and service revenues	362	39	1,258	108	—
Gross operating profit	(240)	(170)	(833)	(472)	(76.5)
Operating income	(368)	(188)	(1,278)	(521)	—
Number of lines at year-end (thousands)			2.469	293	—

Activities during the year:

•	launch of far-reaching promotional campaigns with the aim of augmenting the customer base;

•	development corporate offerings and new offerings for promotional packages including discounts on phones and traffic;

•	significant extension of coverage and development of site-sharing agreements;

•	development of the offering for services such as “TIMClick” and “TIMVideoMessagem”, which allow users to send photos and videos made with their cell phones;

•	launch of the Long-distance Service accessed through national area code 41.

2003 ANNUAL REPORT	74

TIM Perù S.A.C.

Held by: TIM International N.V. 100.00%

The company operates mobile telephone services in Peru.

The table shows the main economic and operating data:

	2003 (millions of euro)	2002 (millions of euro)	2003 (millions of nuevo soles)	2002 (millions of nuevo soles)	Change in nuevo soles %
Sales and service revenues	128	93	502	308	63.0
Gross operating profit	6	(29)	26	(95)	°
Operating loss	(32)	(61)	(128)	(201)	36.3
Number of lines at year-end (thousands)			623	395	57.7

Activities during the year:

•	reorganization of distribution channels with improved coverage and profitability;

•	commercial launch of the GPRS service in November;

•	launch of new marketing campaigns oriented towards acquiring high profile clientele, with revisions in the corporate and prepaid rates.

Corporacion Digitel C.A.

Held by: TIM International N.V. 67.12%

The company operates mobile telephone services in Venezuela.

The table shows the main economic and operating data:

	2003 (millions of euro)	2002 (millions of euro)	2003 (millions of bolivares)	2002 (millions of bolivare)	Change in bolivares %

Sales and service revenues	148	177	298,681	260,378	14.7
Gross operating profit	45	35	90,207	51,355	75.7
Operating loss	(10)	(20)	(19,702)	(30,070)	34.5
Number of lines at year-end (thousands)			1,153	894	29.0

Activities during the year:

•	the company achieved significant improvements in terms of results compared to the prior year, despite the persisting negative macro-economic context in which it operates.

AFFILIATED COMPANIES

Mediterranean basin IS TIM T.H.A.S.

Held by: TIM International N.V. 49.00%

The company operates mobile telephone services in Turkey. The table shows the main economic and operating data:

	2003 (millions of euro)	2002 (millions of euro)	2003 (billions of Turkish lire)	2002 (billions of Turkish lire)	Changein Turkish lire %

Sales and service revenues	121	83	211,013	141,276	49.4
Gross operating loss	(83)	(122)	(144,814)	(207,609)	30.2
Operating loss	(435)	(420)	(759,490)	(715,735)	(6.1)
Number of lines at year-end (thousands)			2.008	1.161	73.0

Activities during the year:

•	while awaiting completion of the merger process, Aria-Is TIM achieved excellent results in terms of activating new lines and increasing traffic, thanks to the success of the new rate plans and promotional campaigns, including incentives to encourage migration from other operators and development policies oriented towards Internet traffic.

2003 ANNUAL REPORT	75

SOUTH AMERICA

THE BUSINESS UNIT

The Latin America Operations Business Unit (disbanded effective March 1, 2004) coordinated the activities of the Group in Latin America.

LAO’s structure can be outlined as follows:

The main information and key consolidated economic and financial highlights of the Entel Chile group, the Entel Bolivia group, the company Telecom Italia America Latina and the South America business segment of Telecom Italia are commented below.

The economic and financial highlights of the companies in the Tim Brasil group, Tim Perù and Corporacion Digitel are presented in the section pertaining to the Mobile Business Unit.

MAJOR CORPORATE EVENTS/SCOPE OF CONSOLIDATION

In September 2003, the Telecom Italia Group and the France Telecom Group formed a mutually-owned company named Argentina Sofora Telecomunicaciones S.A. which was set up under the contractual agreements signed on September 9, 2003 by the Telecom Italia Group with the France Telecom Group and the Argentine group Werthein.

On December 19, 2003, the France Telecom Group and the TI Group contributed their respective investments in Nortel Inversora S.A. to Sofora Tlc. France Telecom Group then sold 48% of the ordinary shares of Sofora Tlc to the Werthein Group together with a call option on the residual 2% of the shares (which can be exercised from December 31, 2008 to December 31, 2013), while the Telecom Italia Group retains its 50% stake in Sofora Tlc’s ordinary shares. Moreover, the Telecom Italia Group acquired a call option on the Werthein Group’s investment in Sofora Tlc for US$ 60 million which can be exercised between December 31, 2008 and December 31, 2013.

ECONOMIC AND FINANCIAL DATA

The key results, restated for the purposes of comparison, of the Entel Chile group, the Entel Bolivia group, the company Telecom Italia America Latina and the South America business segment of Telecom Italia for 2003, compared to those for 2002, are presented in the following table.

2003 ANNUAL REPORT	76

	2003	2002	Change
(millions of euro)			amount	%
Sales and service revenues	1,126	1,409	(283)	(20.1)
Gross operating profit	400	450	(50)	(11.1)
% of revenues	35.5%	31.9%
Operating income pre-amortization differences on consolidation	145	155	(10)	(6.5)
Operating income	137	146	(9)	(6.2)
% of revenues	12.2%	10.4%
Investments:
- industrial	130	216	(86)	(39.8)
Employees at year-end (number)	5,049	5,461	(412)	(7.5)

Sales and service revenues amounted to euro 1,126 million in 2003, a decrease of euro 283 million (– 20.1%) compared to 2002. This reduction was mainly attributable to exchange rate fluctuations, which had an overall impact of euro – 236 million (euro 190 million in the case of the Chilean peso, euro 43 million for the Bolivian boliviano and euro 3 million for the Brazilian reais). Excluding this foreign exchange effect, consolidated revenues reported a decrease of 3.3% that can be explained by both the negative growth of the Entel Chile group (– 5.8% in local currency) and the suspension, with effect from April 1, 2002, of the management fee under the contract with Telecom Argentina.

The dynamics described also influenced profit performance. In particular, gross operating profit reported a decline of euro 50 million (– 11.1%) compared to 2002, of which approximately euro 87 million can be attributed to the foreign exchange effect. Gross operating profit, excluding the foreign exchange effect, increased 8.2% compared to the prior year. Gross operating profit represented 35.5% of total revenues in 2003 (compared to 31.9% in 2002).

Operating income, equal to euro 137 million, decreased by euro 9 million (– 6.2%) compared to the prior year and was affected by a foreign exchange effect of approximately euro 27 million. Excluding the foreign exchange effect, operating income increased by 12.3% compared to 2002. Operating income represented 12.2% of total revenues in 2003 (compared to 10.4% in the prior year).

Industrial investments amounted to euro 130 million, and showed a decreasing trend compared to December 31, 2002, with a reduction of 39.8%.

At December 31, 2003 employees numbered 5,049, with a reduction of 412 (–7.5%) compared to December 31, 2002. This is mainly due to rationalization measures adopted by the Entel Chile and Entel Bolivia groups (– 429 and – 21, respectively, compared to December 31, 2002).

2003 ANNUAL REPORT	77

Entel Chile Group

Held by: Telecom Italia International 54.76%

The group operates in the sectors of fixed and mobile telephone services, data transmission and Internet access services in Chile.

The table shows the key economic and operating highlights in 2003, compared to those in 2002:

	2003	2002	2003	2002	Change in pesos
	(millions of euro)	(millions of euro)	(millions of pesos)	(millions of pesos)%
Sales and service revenues	962	1,223	750,980	797,171	(5.8)
Gross operating profit	336	381	262,344	248,256	5.7
Operating income	134	151	104,289	98,678	5.7
No. of fixed lines at year-end (thousands)			103	98	5.1
No. of mobile customers at year-end (thousands)			2,684	2,293	17.1
Internet customers at year-end (thousands) (*)			250	513	(51.3)

(*)	In 2003 a different method was used to calculate the number of Internet customers. If the same criteria had been applied to the 2002 customer portfolio, the negative gap would have been reduced from 51% to 4%.

Activities during the year:

•	Despite the unfavorable trend of the Long Distance market, the Entel Chile group managed to improve all the indicators of operational profitability, consolidating its leadership position as a mobile telephone services operator with a market share of 41% and successfully implementing a fast Internet-access service using WLL technology in Chile and long distance services in Peru and Venezuela.

•	As a result of a stronger local currency against the U.S. dollar and increased liquidity, the net debt position of the Entel Chile Group decreased by approximately euro 142 million, with a reduction of the debt ratio by 8 percentage points.

Entel Bolivia Group

Held by: Telecom Italia International through ICH/ETI 50.00%

The group operates in the sectors of wireline and mobile telephone services, Internet, data transmission, telex and telegraphy services in Bolivia.

The table shows the key economic and operating highlights:

	2003	2002	2003	2002	Change in bolivianos)
	(millions of euro)	(millions of euro)	(millions of bolivianos)	(millions of bolivianos)%
Sales and service revenues	151	186	1,312	1,260	4.1
Gross operating profit	71	72	615	489	25.8
Operating income	11	2	97	15	°
No.of fixed lines at year-end (thousands)			49	50	(2.0)
No. of mobile customers at year-end (thousands)			783	462	69.5
Internet customers at year-end (thousands)			15	15	—

Activities during the year:

•	Overall, the Entel Bolivia group succeeded in maintaining the levels of sales recorded in 2002 in local currency amid market conditions indicating a general decline, due to the well-known economic and political factors affecting the country, both in the first part of the year and at the beginning of the last quarter. There was also aggressive price repositioning on the part of competitors, which mainly affected fixed telephone services.

•	The Entel Bolivia group confirmed its leadership position in the mobile sector (market share estimated at 75%). In order to combat the above-mentioned phenomena affecting economic performance, the Entel Bolivia group initiated a process to reduce operating costs, which led to a marked improvement in profitability and increased the gross operating profit to 47% (compared to 39% in 2002).

2003 ANNUAL REPORT	78

AFFILIATED COMPANIES

Telecom Argentina Group

Held by: Telecom Italia and Telecom Italia International through Nortel Inversora 13.97%

The group operates in the sector of fixed and mobile telephone services, data transmission and Internet-access services in Argentina.

The table shows the key economic and operating highlights:

	2003	2002	2003	2002	Change in pesos
	(millions of euro)	(millions of euro)	(millions of pesos)	(millions of pesos)%
Sales and service revenues	1,123	1,127	3,746	3,983	(6.0)
Gross operating profit	665	684	2,218	2,417	(8.2)
Operating income	84	1	281	2	°
No. of fixed lines at year-end (thousands)			3,361	3,295	2.0
No. of mobile lines at year-end (thousands)			3,130	2,725	14.9
Internet customers at year-end (thousands)			200	177	13.0

Activities during the year:

The Group followed a procedure aimed at controlling costs and investments which led to higher profit levels and brought the gross operating margin to 59% of revenues, in addition to generating significant cash flows. At present, the Group is continuing to work on restructuring its debt and last January 9, 2004 it launched an offer on the market that is subject to the approval of various bodies (SEC, Consob and CNV).

Previously, the offer presented by the company and concluded on June 2, 2003 made it possible to reduce debt by US$ 292 million, using funds equal to US$ 161 million. The above offer had a 44% response and resulted in a reduction in the historical value of the debt by 55%.

In addition, interest expense was paid up to June 24, 2002, whereas, for the remainder of 2002, interest was paid up to 30% of the original value.

From the operating point of view, the Group maintained it leadership position in the mobile sector (both in terms of numbers of customers and revenues), based on the good performance of this segment, with positive results compared to December 2002 in terms of customers (+15%) and traffic (+21%). In this context, the Group decided to move towards GSM technology by making an investment of US$ 26 million in 2003. Signs of a recovery in domestic demand are being noted in the broadband Internet (ADSL) market.

After Nortel Inversora’s Shareholders’ Meetings held on April 25 and September 13, 2002 in which the holders of preferred shares were given voting rights in the Shareholders’ Meetings and the right to appoint a representative on the Board of Directors, the Telecom Italia Group’s percentage of voting rights in the Shareholders’ Meetings fell to 33.89%. The percentage holding in the ordinary share capital remained unchanged at 50%, as did the economic rights connected thereto (now through Sofora Tlc).

* * *

2003 ANNUAL REPORT	79

In order to present an overall picture of Latin America Operations (LAO), the following table shows the key economic and financial highlights of all the companies operating in wireline and mobile telephone services in South America in 2003, compared to those in 2002, restated for the purposes of comparison.

	2003	2002	Change
(millions of euro)			amount	%
Sales and service revenues	2,669	2,706	(37)	(1.4)
Gross operating profit	596	724	(128)	(17.7)
% of revenues	22.3%	26.8%
Operating income (loss)	(111)	48	(159)	°
% of revenues	(4.2%)	1.8%
Investments:
- industrial	771	757	14	1.8
- differences on consolidation	—	—
Employees at year-end (number)	12,551	12,511	40	0.3

2003 ANNUAL REPORT	80

INTERNET AND MEDIA

•	Spin-off of Seat Pagine Gialle S.p.A. on August 1, 2003
•	Internet business: significant increase in revenues and margins
•	Television: improvement in revenues

THE BUSINESS UNIT

The Internet and Media Business Unit operates in the following segments:

•	Internet, in the management of access services (ISP), with Tin.it, in the management and development of portals, Virgilio with Matrix, and in web services, where it occupies a leadership position in the Italian market

•	Television, La7 with MTV, both in the sectors of production and broadcasting of publishing content through the use of television transmission networks entrusted under concession the marketing of advertising space in TV programming;

•	Office Products and Services through the distribution of products, services and solutions for the office through the Buffetti retail network;

•	Professional Publishing in the sector of specialized technical publishing.

THE STRUCTURE OF THE BUSINESS UNIT

The Business Unit is organized as follows (the main consolidated companies/businesses are shown):

(*)	purchased on September 30, 2003

MAJOR CORPORATE EVENTS/SCOPE OF CONSOLIDATION

On April 1, 2003, the Board of Directors of Seat Pagine Gialle S.p.A. approved the plan for the proportional partial spin-off of Seat Pagine Gialle S.p.A. (“Spun-off Company”) to a newly formed company (“Nuova SEAT”) based upon the balance sheet of the spun-off company at December 31, 2002. The Extraordinary Shareholders’ Meeting of Seat Pagine Gialle S.p.A. approved the spin-off plan on May 9, 2003. By deed of the spin-off on July 25, 2003, Nuova SEAT received the corporate complex principally composed of the following business segments: Directories (consisting of the Italian operations in telephone publishing and the stakes held in TDL Infomedia and Thomson), Directory Assistance (89.24.24 Pronto Pagine Gialle and Telegate) and Business Information (Consodata group). The spun-off company took the new name of Telecom Italia Media whereas the beneficiary company took the name of Seat Pagine Gialle S.p.A..

The spin-off became effective on August 1, 2003 and the shareholders were assigned, for every 40 ordinary (savings) shares held:

•	29 new ordinary (savings) shares of the beneficiary company, Seat Pagine Gialle;

•	11 new ordinary (savings) shares of the spun-off company, Telecom Italia Media.

2003 ANNUAL REPORT	81

After the aforementioned spin-off transaction, effective August 4, 2003, trading of the ordinary and savings shares of Nuova Seat Pagine Gialle S.p.A. began; consequently, starting from the same date, the shares of the spun-off company (Telecom Italia Media) were listed ex spin-off. In the second quarter of 2003, Telecom Italia started the procedures for the divestiture, using a competitive process, aimed at the sale of the controlling investment held in the beneficiary company Nuova Seat Pagine Gialle; the sale was concluded on August 8, 2003.

That change in the scope of consolidation, which became effective for accounting purposes as of August 1, 2003, has a significant impact on the uniformity of the information and the comparability of the economic results for the periods after such date.

In particular, the historical data of the Telecom Italia Media Group, reported later in the report, includes:

•	2003: the entire year’s activities for the spun-off company (Telecom Italia Media) and the relative subsidiaries, and seven months of activities for the beneficiary company (Nuova Seat Pagine Gialle) and the relative subsidiaries;

•	2002: the entire year’s activities of Seat Pagine Gialle Group pre-spin-off.

ECONOMIC AND FINANCIAL DATA

For purposes of a better comparison of the data for 2003 with 2002, the following table shows the key results pertaining only to the businesses that were not sold (TI Media group - restated).

TELECOM ITALIA GROUP MEDIA - RESTATED

	2003	2002	Change
(millions of euro)			amount	%
Sales and service revenues	595	577	18	3.0
Gross operating profit (loss)	12	(28)	40	°
% of revenues	2.0%	(4.8%)
Operating loss pre-amortization of differences on consolidation	(72)	(119)	47	39.5
Operating loss	(103)	(153)	50	32.8
% of revenues	(17.3%)	(26.6%)
Employees at year-end (number)	2,029	2,284	(255)	(11.2)

Sales and service revenues in 2003 amounted to euro 595 million, an increase of euro 18 million (+3.0%) compared to 2002. Excluding changes in the scope of consolidation (– euro 101 million) deriving mainly from the sale of Is Products S.p.A. and Incas Production S.r.l., underlying growth was equal to euro 118 millions (+24.8%) compared to 2002.

In particular:

•	in 2003, revenues from Internet business amounted to euro 251 million, compared to euro 139 million in 2002, with an increase of 80.3%.

The growth in revenues, in fact, also derives from full title, as from January 1, 2003, to the telephone rate for Internet traffic for calls to Internet access points whose telephone number begins with the number “7”.

The new charging system had a positive effect on revenues of approximately euro 82.3 million (net of this effect, revenues increased by 21.2%);

•	revenues from Television business increased by euro 25 million (equal to 27.8%) from euro 88 million in 2002 to euro 113 million in 2003;

2003 ANNUAL REPORT	82

•	revenues from Office Products & Services business, amounting to euro 185 million, showed a decrease of euro 94 million (equal to 33.8%) compared to 2002. This was partly due to the fact that Incas Production S.r.l. and IS Products S.p.A., companies operating in the consumer products business were deconsolidated in the first half of 2003. Considering the same scope of consolidation, revenues decreased by 6.2%, due to a slump on the reference market;

•	revenues from Professional Publishing business, amounting to euro 25 million, showed a decrease of euro 8 million (–23.9%) compared to 2002. This is largely attributable (euro 5 million) to the deconsolidation of TTG Italia, which was sold at the beginning of 2003.

Gross operating profit in 2003 was euro 12 million, an improvement of euro 40 million compared to the gross operating loss of euro – 28 million in 2002, and represented 2.0% of total revenues compared to – 4.8% in 2002.

The operating result in 2003 was a loss of euro 103 million, and showed an improvement of euro 50 million compared to 2002 (euro – 153 million), equal to 32.8% of revenues.

The operating loss pre-amortization of differences on consolidation in 2003 was euro 72 million, with an increase of euro 47 million compared to 2002 (– euro 119 million), equal to 39.5% of revenues.

At December 31, 2003 employees numbered 2,029, with a reduction of 255 compared to December 31, 2002.

The following table shows the key results (at historical values) for 2003 compared to those for 2002.

TELECOM ITALIA GROUP MEDIA - HISTORICAL

	2003	2002	Change
(millions of euro)			amount	%
Sales and service revenues	1,297	1,991	(694)	(34.8)
Gross operating profit	322	593	(271)	(45.8)
% of revenues	24.8%	29.8%
Operating income pre-amortization of differences on consolidation	125	319	(194)	(60.8)
Operating income	63	232	(169)	(72.7)
% of revenues	4.9%	11.7%
Investments:
- industrial	102	81	21	25.9
- differences on consolidation	61	40	21	52.5
Employees at year-end (number)	2,029	7,715	(5,686)	(73.7)

Sales and service revenues in 2003 amounted to euro 1,297 million, with a decrease of euro 694 million (– 34.8%) compared to 2002. Excluding the change in the scope of consolidation (– euro 797 million), due mainly to the deconsolidation of Seat Pagine Gialle (– euro 696 million) on August 1, 2003 and the sale of Is Products S.p.A. and Incas Production S.r.l., underlying growth was euro 103 million (+8.6%) compared to 2002.

Gross operating profit in 2003 was euro 322 million and showed a reduction of euro 271 million (– 45.8%) compared to 2002. Net of the change in the scope of consolidation (euro – 333 million), underlying growth of the gross operating profit, sustained mainly by Internet business, was euro 62 million (+ 23.6%).

2003 ANNUAL REPORT	83

Operating income in 2003 was euro 63 million and showed a reduction of euro 169 million compared to 2002 (– 72.7%). Net of the change in the scope of consolidation (euro – 258 million), underlying growth was equal to euro 89 million.

The operating income pre-amortization of differences on consolidation in 2003 was euro 125 million, with a reduction of euro 194 million compared to 2002 (euro 319 million), equal to – 60.8% of revenues.

Industrial investments in 2003 amounted to euro 102 million (+21 million compared to 2002) and referred mainly to the acquisition of television rights, additional plant for broadcasting television signals and the acquisition of equipment and software to develop portals.

Differences on consolidation amounted to euro 61 million and refer mainly to the acquisition of further investments in TDL Infomedia (euro 43 million).

At December 31,2003 employees of the Group numbered 2,029 (7,715 at December 31, 2002). The overall reduction of 5,686 compared to December 31, 2002 is largely attributable to the sale of Seat Pagine Gialle (5,431 at December 31, 2002).

EVENTS SUBSEQUENT TO DECEMBER 31, 2003

Details are as follows:

•	as part of the process of rationalizing the business portfolio, on January 29, 2004, the 60% investment in CIPI S.p.A. was sold to Promoinvestments S.r.l. for euro 6.5 million.

•	on February 3, 2004, the City of Pesaro and La7 Televisioni S.p.A. – a company controlled by Telecom Italia Media S.p.A. which operates the La7 TV station – signed a memorandum of understanding for the experimentation of land-based digital television (DDT) directed to the development and broadcasting of publicly-useful interactive services for the city of Pesaro.

The experiment, which involves 100 families, will bring the city’s interactive services into the homes of its citizens and will be able to be accessed simply by using the TV remote control.

•	On February 11, 2004, Telecom Italia Media S.p.A., Sun Microsystems Italia, a leader in network systems, and CSP Innovation in ICT, signed an agreement for the experimentation of innovative services for land-based digital television in the province of Turin.

TELECOM ITALIA MEDIA (PARENT COMPANY)

Held by: Telecom Italia 59.42%, TI Finance 2.03%, IT Telecom 0.02%

The company operates in the Internet sector, in the management of access services (ISP), in the operation and development of portals and web services, and occupies a leadership position on the Italian market.

The following table shows the key economic highlights restated in order to present only the results of the company post spin-off and the historical data.

2003 ANNUAL REPORT	84

RESTATED

(millions of euro)	2003	2002	Change (%)
Sales and service revenues	223	115	94.1
Gross operating profit	20	3	°
Operating loss	(25)	(51)	51.0

HISTORICAL

(millions of euro)	2003	2002	Change (%)
Sales and service revenues	743	1.152	(35.5)
Gross operating profit	300	545	(45.0)
Operating loss	158	348	(54.7)

Sales and service revenues, equal to euro 223 million, increased by euro 108 million (+94.1%) compared to 2002. The increase can partly (euro 82 million) be attributed to the different method used to value the revenues from telephone traffic for calls beginning with the number “7”. Net of this effect, revenues increased by 22.5%.

Gross operating profit, equal to euro 20 million, increased by euro 17 million compared to 2002 and represented 9.1% of sales and service revenues (2.4% in 2002).

The operating loss in 2003 was – euro 25 million (– euro 51 million in the twelve months of 2002).

Activities during the year:

Internet Users	Dial Up (Tin.it Free and Premium)	At December 31, 2003, Internet users numbered 1.6 million, a slight reduction (–0.2 million) compared to December 31, 2002 following the migration of customers towards broadband products.

	ADSL Tin.it	At December 31, 2003, users numbered 148 thousand (53 thousand at December 31, 2002).

	ADSL Alice	At December 31, 2003, users numbered 771 thousand (398 thousand at December 31, 2002).

	Internet Traffic (billions of minutes)	In 2003, Internet traffic totaled 10.5 billion minutes, a reduction compared to 2002 (–2 billion) due to the migration of customers towards broadband products.

MAJOR SUBSIDIARIES

Matrix S.p.A

Held by: Finanziaria WEB 66.0%, Telecom Italia Media 0.7%, NV Vertico 33.3%

The company operates in the Internet sector with the Virgilio portal.

The table shows the key economic highlights:

(millions of euro)	2003	2002	Change (%)
Sales and service revenues	36	28	28.2
Gross operating profit (loss)	3	(7)	°
Operating income (loss)	(5)	(15)	68.2

Activities during the year:

•	Virgilio was confirmed as the leading portal in Italy.

•	Users (source Red Sheriff) numbered approximately 13.1 million (browser units), an increase of 19.1% compared to 2002.

•	Pages visited (source Red Sheriff) in 2003 numbered 6.6 billion, an increase of 25.5% compared to 2002.

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Holding Media e Comunicazione Group

Held by: Telecom Italia Media 100.00%

The group operates in the sector of radio and television broadcasting.

The table shows the key economic highlights:

(millions of euro)	2003	2002	Change (%)
Sales and service revenues	113	88	27.8
Gross operating loss	(29)	(45)	36.2
Operating loss pre-amortization of differences on consolidation	(48)	(62)	22.6
Operating loss	(51)	(64)	20.3

Activities during the year:

•	during 2003, the television broadcasting station La7 consolidated its broadcasting image together with the awareness of its brand and programs.

In particular, the TV broadcasting station is now perceived as a quality channel and its Auditel audience share increased in 2003 to 2.2% from 1.8% in 2002;

•	MTV also consolidated and strengthened its position in the Italian advertising market;

•	at the end of November testing began on Land-based Digital broadcasting by LA7 and MTV.

Buffetti Group

Held by: Telecom Italia Media 100.00%

The group operates in the sector of products and services for the office.

The table shows the key economic highlights (*):

(millions of euro)	2003	2002	Change (%)
Sales and service revenues	156	171	(8.8)
Gross operating profit	8	10	(17.3)
Operating income	2	4	(63.8)

(*)	The year 2002 includes three months of activities in consumer goods (Incas and Is Prod.) on a comparable consolidation basis with 2003 (deconsolidated in April).

Activities during the year:

•	during the year, the strong boost in services rendered to points of sale continued: logistical services were improved and communication tools used with affiliates were modernized.

Affiliates can now benefit from on-line catalogs, tracing of the status of orders and deliveries on-line and an interactive Web Center. Shortly, a Geo Marketing service will also be available.

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INFORMATION TECHNOLOGY MARKET

•	Acquisition of new strategic customers (Capitalia, Lombardy Region Health Service, SEA)

•	Expansion of the range of services and solutions

•	Growth of ROI

•	Incisive action to reduce trade accounts receivable

INTRODUCTION

The Telecom Italia Information Technology Market Business Unit was created in 2002 following the reorganization of the IT Group activities and companies for the external market. The BU, as a whole, is among the ICT leaders at national level, the largest Italian-owned ICT group, the foremost in providing solutions for the public administrations and transport companies, and one of the top five supplying solutions for banks.

Its range of services covers the whole span of IT and provides solutions for the current requirements of public administrations and businesses alike: consultancy, systems integration, ERP and CRM solutions, on-line solutions, applications cooperation based on web services, information solutions and services for managing the main banking services (bank accounts and securities), and information security.

The Business Unit principally includes the Finsiel group for large-scale systems for the central and local public administrations, Banksiel for the leading banks and TSF for the transport companies. In addition, the Webegg group supplies CRM systems and web solutions.

The approach is that of a Business Solution Provider, with a wide range of expertise on customer processes and organization, together with a solid network of strategic alliances with the most popular platform manufacturers on the market (including Microsoft, Oracle, Sap, FileNET and Siebel).

The customers of the ITM BU include some of the largest central public administrations, the leading Italian banking groups, companies belonging to the national railway group Ferrovie dello Stato, more than 1,000 local organizations, health and transport authorities, social security offices and insurance groups.

The year 2003, as in part of 2002, was marked by a slump in the demand for Information Technology services and by strong pressure on prices from the top clients. In addition, new orders and new customers were acquired based on prices that were much lower than in the past. Action continued to improve overall efficiency and to reduce costs, particularly in the case of Finsiel S.p.A. and the main subsidiaries.

THE STRUCTURE OF THE BUSINESS UNIT

The Business Unit is currently organized as follows (the main consolidated companies are shown):

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MAJOR CORPORATE EVENTS/SCOPE OF CONSOLIDATION

The following major corporate events and changes in the scope of consolidation took place during 2003:

•	as from January 1, 2003, the Netikos group (including Netikos S.p.A. and Netikos Finland Oy), the Webegg group (including Webegg S.p.A., Domus Academy S.p.A, @Live S.p.A., Winner Project B.V., Software Factory S.p.A. and Telemedia Applicazioni S.p.A.), and Eustema S.p.A moved to the IT Market Business Unit; these companies had previously been consolidated in the IT Group operating activity;

•	on July 23, 2003, but effective as of July 1, 2003, IT Telecom S.p.A., the 100% shareholder of Netikos S.p.A., sold the Netikos group to MyQube S.A.; as a result, the consolidated results of IT Market Business Unit only include the statement of income of this group up to June 30, 2003;

•	on July 31, 2003, the contract was signed for the sale of the 67.33% stake held by Webegg in Domus Academy S.p.A. to Telecom Italia S.p.A. The company was deconsolidated effective July 1, 2003 and the consolidated results of the IT Market Business Unit only include the statement of income of the company up to June 30, 2003;

•	on July 31, 2003, an agreement was signed between Finsiel and Sogei S.p.A. for the sale of the 49% stake held by Finsiel S.p.A. in Sogei IT S.p.A.. In accordance with the contract signed on July 31, 2003, Finsiel finalized the sale of the 49% stake in Sogei IT S.p.A. to Sogei S.p.A. on October 9, 2003

•	on November 3, 2003, a preliminary agreement was signed for the sale of the 22.5% stake in Praxis Calcolo S.p.A. by Finsiel. The sale took place on November 28, 2003;

•	on December 23, 2003, the Extraordinary Shareholders’ Meeting of @Live srl voted to put the company into a wind-up with effect as of December 31, 2003. Accordingly, the company was deconsolidated and the consolidated results of the IT Market Business Unit include the statement of income for the year 2003:

•	in December 2003, the investment in Finsiel Romania, held by Finsiel S.p.A., was raised to 97.97% following the purchase of a 7.44% stake from Simest S.p.A.;

•	the boards of Finsiel S.p.A. and Eis S.p.A. (100%-owned by Finsiel) voted respectively to merge Eis S.p.A. in Finsiel S.p.A.. This took place on December 31, 2003 and is effective for accounting purposes as from January 1, 2003.

The following corporate transactions also took place:

•	on October 1, 2003, the “Enterprise” business segment (the segment guarantees the design, realization and sale of IT solutions for the Enterprise Market and the operation of the applications and facilities for the same market) was sold by Finsiel to IT Telecom;

•	on October 1, 2003, the “CSA” (Administrative Services Center) business segment was sold by Finsiel to Telecom Italia;

•	on October 1, 2003, the “Desk Top Management” business segment (engaged in offering services for the management, technical support and hardware maintenance of distributed work stations) was sold by both Finsiel and Banksiel to Hewlett Packard;

•	on November 1, 2003, the “PAL Bologna” business segment (the segment manages the CUP - Unified Reservations Center for the metropolitan Bologna area, providing applications consulting, corrective and improvement software maintenance activities, hardware assistance and peripheral systems management, help desk and second level assistance) was sold by Finsiel to Webred.

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ECONOMIC AND FINANCIAL DATA

The key results for 2003, compared to those for 2002, restated for purposes of comparison, are presented in the following table. In particular, the figures relating to 2002 (column C) included the Finsiel Group, the statements of income of Sogei and Consiel, for the first six and eight months of the year, respectively, and the Netikos Group, the Webegg Group, Eustema S.p.A. and the “Enterprise” business segment for the whole year.

2002 has been restated on a comparable consolidation basis with the current year, excluding: the values of Sogei and Consiel completely, the Netikos group and Domus Academy for the second half of the year and, furthermore, the values for the last three months of the activities of the Enterprise business segment which was sold by Finsiel on October 1, 2003 to IT Telecom.

	2003	2002	2002	Variazioni
		restated		(a - b)
(millions of euro)	(a)	(b)	(c)	amount	%
Sales and service revenues	891	777	1,039	114	14.7
Gross operating profit	84	86	114	(2)	(2.3)
% of revenues	9.4%	11.1%	11.0%
Operating income pre-amortization of differences on consolidation	60	39	66	21	53.8
Operating income	58	37	64	21	56.8
% of revenues	6.5%	4.8%	6.2%
Investments:
- industrial	30	38	39	(8)	(21.1)
- goodwill	—	1	1	(1)
Employees at year-end (number)	4,827	5,031	5,506	(204)	(4.1)

Sales and service revenues in 2003 increased by euro 114 million compared to the prior year, restated for purposes of comparison. This change is attributable to the higher revenues of Intersiel as a result of billing work currently in progress, Tele Sistemi Ferroviari, both as a result of the billing work currently in progress and an increment in development activities with companies in the Ferrovie Group, higher volumes of Eustema, and higher contributions from Agrisian than in the past. These increases in revenues more than compensated the decrease in the revenues of Finsiel – on account of lower volumes and price reductions, particularly in the areas of Government and Enterprises (the first nine months of activities in this area in 2003 showed a reduction in volumes, regardless of the restated situation) – and the Webegg group owing to lower volumes. Standard production value remained virtually unchanged, decreasing from euro 792 million in 2002 to euro 791 million in 2003. This margin was not affected by the above-mentioned increase in the revenues of Intersiel following the billing of contract work in progress equal to approximately euro 110 million.

Gross operating profit decreased by euro 2 million compared to the prior year. This reduction is mainly attributable to the performance of Finsiel, particularly on account of lower volumes in the areas of Government and Enterprises. This was partly compensated by an increase in margins achieved by Tele Sistemi Ferroviari on outsourcing contracts with companies in the Ferrovie Group for development activities.

Operating income in 2003 increased by euro 21 million, thanks mainly to the performance of Tele Sistemi Ferroviari, the Webegg Group and Banksiel. The measures to improve overall efficiency and reduce costs, as well as the focus on the core business implemented especially by Finsiel, led to a growth in the operating income margin (6.5% in 2003 compared to 4.8% in 2002).

Furthermore, the percentage of operating income to standard production value demonstrates even more clearly the effectiveness of the measures taken. In fact, the operating income represented 7.3% of production value in 2003 compared to 4.7% in 2002.

2003 ANNUAL REPORT	89

Industrial investments amounted to euro 30 million, with a reduction of approximately euro 8 million compared to the prior year and were principally made by Finsiel and Insiel.

At December 31, 2003, employees numbered 4,827, with a reduction of 204 compared to December 31, 2002. This was due particularly to the sale of various business segments.

Moreover, from the balance sheet standpoint, the IT Market Business Unit achieved a reduction in net invested capital of approximately euro 36 million, from euro 211 million in 2002 to euro 175 million in 2003 thanks to measures implemented to lower trade accounts receivable (– 27%). This led to an increase in ROI from 18% in 2002 to 33% in 2003.

INFORMATION ON OPERATIONS

In 2003, the range of services offered by the BU was rationalized through an organizational structure focusing on vertical markets (government, finance and enterprises).

Numerous contracts were acquired, including:

by Finsiel:

•	Finsiel won the bid for the Health Care Information System and the Regional Service Card of the Lombardy Region under a seven-year contract, which involves the design of a network incorporating all the facilities and operators of health care and social services, as well as new services which the public can access through a Regional Health Care Card. Following the award of the bid, in February, Finsiel acquired a minority stake in LI.SIT. S.p.A.;

•	the Ministry of Health has entrusted Finsiel with the operation of the information system of the National Transplant Center, which Finsiel has been involved in developing over the last three years;

•	the bid for the whole project to create the portal for Italy’s six-month Presidency of the European Union was won by Finsiel as the head of a consortium of companies which brings together the top expertise in the sphere of portals for the public;

•	Finsiel won the bid announced by the Emilia Romagna Regional Authority to create applications software for a doctors’ network of general practitioners and pediatricians operating under the socialized health care scheme;

•	in a consortium with the company Engineering, Finsiel won the Consip bid for the development and maintenance of the Personnel Treasury Service;

•	Finsiel, in a consortium of companies with Tele Sistemi Ferroviari, won the European bid announced by SEA S.p.A. to supply and operate the new information system for the Milan Airports;

•	Finsiel won the bid to supply and customize “ETL” (Extraction, Transformation and Loading) software products for the requirements of the Information System Center of the technical and administrative departments of the Ministry of Defense;

•	Finsiel, as part of a consortium including Hewlett Packard, won the bid to develop the “Information System for Prefectures and Attorney Generals’ Offices in the south of Italy and the creation of a data bank listing all seized or confiscated assets - SIPPI” for the Ministry of Justice;

•	Finsiel, as part of a consortium headed by Telecom Italia, together with Eustema, Ancitel and I&T won the bid to operate the new Portal for the City of Rome;

•	Finsiel, as part of a consortium with Siemens, Engineering and Tecnologie.net won the bid for the awarding of a far-reaching e-government project focusing on the re-engineering and re-use of the Province of Milan’s Labor Information System;

•	Finsiel, as part of a consortium headed by Hewlett Packard along with Siemens, won the bid to adapt the central systems of the Ministry of the Interior which will support the distribution and use of the Electronic Identity Card, in particular, Lot 1 concerning the Security System for the Issue Circuit (SSCE) to be completed within 12 months.

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By other companies:

•	on January 30, 2003 Tele Sistemi Ferroviari signed new outsourcing contracts with Ferrovie dello Stato S.p.A., Trenitalia S.p.A., Rete Ferroviaria Italiana S.p.A. and Metropolis S.p.A., which replace the previous outsourcing contracts with the Ferrovie dello Stato;

•	also in January, Tele Sistemi Ferroviari won the bid announced by the Autonomous Province of Trento to supply an electronic ticketing system for local transport, along with an information system about local transport for public consultation;

•	in January 2003, the “BILTEC” project being conducted by Banksiel and Finsiel continued successfully in the Economics Area for Banca d’Italia. An application has been created which makes it possible to determine the accruals for termination indemnities payable to the employees of Banca d’Italia and UIC;

•	during the year, Banksiel prepared a proposal to assist leading banking groups in Italy in conforming to the new legal requirements of Basil 2 and IASs which led to the acquisition of an important new customer (Capitalia).

EVENTS SUBSEQUENT TO DECEMBER 31, 2003

Details are as follows:

•	Effective January 1, 2004, the “Facility Management” business segment of Finsiel S.p.A. was sold to Emsa Servizi S.p.A.;

•	In February 2003, the IBM/Finsiel temporary association of companies (RTI) won the bid announced by the Ministry of Education, Universities and Research for the development of an Education Information System. The IBM/Finsiel RTI started providing the services on October 1, 2003. The awarding of the bid was contested by two other competitors which brought their cases before the TAR (Regional Administrative Court) of Lazio. In October 2003, the TAR of Lazio ruled in favor of one of the claims and cancelled the awarding of the bid. The IBM/Finsiel RTI and the State’s law office appealed to the Council of State which rejected the appeal, but, under its ruling on January 27, 2004, nevertheless declared the entire bidding procedure null and void, upholding the appeal filed by the other competitor in the bid called by MIUR, which however must again be called by the same MUIR.

MAJOR SUBSIDIARIES

Finsiel Group

Held by: Telecom Italia 79.50%%

The Finsiel group, which covers the whole chain of value of ICT services, is the second-largest Italian supplier of IT solutions and services, and leads the ICT market in the Public Administration sector, with customers in the most important state administrations and in more than 1,000 local organizations and health agencies.

Its knowledge of processes, gained over the years working alongside its customers, is the common denominator behind all its solutions, expertise and technological partnerships, enabling the Finsiel group to position itself on the market as a Business Solution Provider.

The table shows the key economic and operating highlights:

(millions of euro)	2003	2002 (*)	Change (%)
Sales and service revenues	777	661	17.5
Gross operating profit	72	73	(1.4)
Operating income	54	35	54.3

(*)	The results for 2002 have been restated on a comparable consolidation basis to reflect the current scope of consolidation by completely excluding the companies Sogei and Consiel and the last quarter’s activities of the Enterprises business segment, sold by Finsiel on October 1, 2003.

2003 ANNUAL REPORT	91

Activities during the year:

During the year, Finsiel acquired new orders by winning important bids from companies belonging to the Group, and continued to implement measures to improve overall efficiency and reduce costs.

Furthermore, restructuring measures were implemented which involved the sale of certain business segments, in particular Finsiel S.p.A. and Banksiel S.p.A..

Webegg Group

Held by: Finsiel 30.20% IT Telecom 69.80%

The Webegg group is a multifunctional group with a network of international partners, the corporate purpose of which is to position companies on-line.

It operates mainly through the company Telemedia Applicazioni S.p.A., which supplies CRM systems, while Software Factory S.p.A. concentrates on developing software exclusively for the banking and insurance sector and Webegg S.p.A. offers its expertise to network projects.

The table shows the key economic highlights:

(millions of euro)	2003	2002 (*)	Change (%)
Sales and service revenues	75	80	(6.3)
Gross operating profit	10	8	25.0
Operating income	5	2	150.0

(*)	The results for 2002 have been restated on a comparable consolidation basis to reflect the current scope of consolidation, excluding Domus Academy which is not significant to the 2002 figures.

Activities during the year:

•	in 2003, the Webegg Group focused on consolidating the positioning of its main companies.

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INFORMATION TECHNOLOGY GROUP

Operating under the new IT Telecom S.p.A.

THE FUNCTION

The Information Technology Group Function is responsible for coordinating technological innovation and service information technology activities within the Telecom Italia Group. This new structure, which came about as the result of merging five pre-existing corporate structures, operates with a greater focus on the core business of TLC, pursuing objectives such as the increment, the efficiency and the improvement of quality and innovation, with the aim of implementing economies of scale and achieving advancements in terms of performance.

THE STRUCTURE

The companies reporting to the Function are those dedicated to the Group’s information systems and form part of the integration project of the various frameworks.

The Function is organized as follows:

IT Architectures - design and creation of applications and infrastructure architectures, ensuring rationalization and standardization;

IT Operations & Infrastructures - design and management of the IT infrastructures required for the functioning of Group systems and applications and the delivery of investment-based services for the market; the running of IT systems and solutions;

Business Support System - design, development, applications and service assurance of IT systems, solutions and applications to support the business and operations of Telecom Italia Wireline and TIM;

OSS & VAS Solutions - design, development and maintenance, for the network segment, of the IT systems, solutions and applications for the BUs of the Group; development and system integration of hi-tech high added value IT solutions, supplying technological support to the BUs of the Group in the development of innovative services;

Operational Planning & Client Management - coordination and support for the operational functions responsible for planning, staffing, operational control and the monitoring of the main projects and preparation of the systems plan.

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MAJOR CORPORATE EVENTS/SCOPE OF CONSOLIDATION

On January 1, 2003, IT Telecom S.p.A. became operational. The structure came about as the result of the merger by absorption of Netsiel S.p.A., Saritel S.p.A., Sodalia S.p.A. and Telesoft S.p.A..

The following major corporate events and changes in the scope of consolidation took place during 2003:

•	with effect from January 1, 2003, the Netikos group, the Webegg group, the TI Lab group, Loquendo and Eustema are no longer included in the scope of consolidation of the IT Group operational activities. The TILab group became part of Other Activities, Loquendo is now in Wireline, while the other companies moved to the IT Market Business Unit. Again with effect from January 1, 2003, Epiclink S.p.A. was included in the scope of consolidation, which, although still controlled by Telecom Italia S.p.A., is managed by the IT Group operating activity. The 2002 figures have been restated for purposes of comparison;

•	in February 2003, Telecom Italia and Hewlett-Packard reached an agreement in the area of Management Services & Outsourcing for a total value of euro 225 million. Under the terms of this agreement, HP will supply asset management, help desk, maintenance and workstation management, while IT Telecom will manage HP Italia’s operational activities in the SAP environment, housing the systems in its Data Centers. On April 16, 2003, the agreement became operational and, on the same date, the contract was finalized for the sale of IT Telecom’s Desktop Management services business segment to HP DCS (Distributed Computing Services);

•	on March 28, 2003, IT Telecom S.p.A. sold the entire investment in Telesoft Hellas S.A. to Stet Hellas;

•	on June 11, 2003, Sodalia Inc. was sold with effect from June 1, 2003;

•	on July 23, 2003, IT Telecom sold its entire holding in Netikos S.p.A. to the Belgian company MyQube S.A. for euro 2 million. The Netikos group was consolidated in the IT Market Business Unit to which it reported functionally. At the same time as the sale, a long-term (2004-2007) commercial agreement was put into place between Telecom Italia, Netikos and MyQube for professional services to be rendered by Netikos to the Telecom Italia Group;

•	on July 28, 2003, under the SSC (Shared Service Center) project, the deed was finalized for the contribution of the “Corporate Solution” business of IT Telecom S.p.A. in exchange for the share capital of Pirelli Informatica S.p.A., which was transformed into a limited liability consortium company under the name of “Shared Service Center S.c.r.l.”. Pirelli S.p.A. has a 50% stake, IT Telecom S.p.A. a 45% stake and Olivetti Tecnost S.p.A. a 5% stake.

•	on August 8, 2003, a total of 1,386,455 shares of new SEAT Pagine Gialle S.p.A., the company resulting from the proportional partial spin-off of SEAT Pagine Gialle S.p.A., was sold to SILVER S.p.A.. IT Telecom S.p.A. remains the holder of 525,896 shares of the spun-off company which took the name of Telecom Italia Media S.p.A.;

•	on October 1, 2003, the “Enterprise” business segment was sold by Finsiel S.p.A. to IT Telecom S.p.A. for euro 1 million;

•	on December 1, 2003, IT Telecom S.p.A. sold the “Facility Management” business segment, which was approved by the Board of Directors of the company on October 16, 2003. The transaction falls under the project for the concentration in EMSA Servizi S.p.A. of the activities relating to the General Services (Facility Management) activities of some Group companies.

ECONOMIC AND FINANCIAL DATA

The key results for 2003, compared to those for 2002, restated for purposes of comparison, are presented in the following table. The figures refer almost entirely to the parent company IT Telecom.

2003 ANNUAL REPORT	94

	2003	2002	Change
(millions of euro)			amount	%
Sales and service revenues	1,100	996	104	10.4
Gross operating profit	96	98	(2)	(2.0)
% of revenues	8.7%	9.8%
Operating loss pre-amortization of differences on consolidation	(36)	(38)	2	5.3
Operating loss	(36)	(40)	4	10.0
% of revenues	°	°	°	°
Investments:
- industrial	174	149	25	16.8
- differences on consolidation	—	24	(24)	°
Employees at year-end (number)	4,107	5,039	(932)	(18.5)

Consolidated revenues showed an increase of euro 104 million compared to 2002, a result of higher volumes of work on institutional projects for Corporate, such as the SAP Value Program and the development of the Group Portal, projects for the Wireline business segment of Telecom Italia on Broadband, UNICA TD, Order Manager and CRM. In 2003, in particular, a new project was launched for Telecom Italia, named “International operators”.

Gross operating profit, despite the fall in prices which took place in the second half of 2002, showed a decrease of only euro 2 million. The increase in operating costs (+euro 157 million) is attributable to a rise in external costs (+euro 163 million) associated with a higher level of activities and a reduction in personnel costs (–euro 4 million) resulting from the restructuring process.

The operating result improved by euro 4 million despite the decrease in the gross operating profit (– euro 2 million) and higher amortization and depreciation (+euro 3 million) owing to an improvement in the balance of other operating income and expenses (+euro 6 million) and lower provisions for adjustments to assets (– 3 million).

Industrial investments amounted to euro 174 million and reflected both the continuation of the rationalization of architecture and infrastructure projects begun at the end of 2002, and new projects begun in 2003 relating, particularly, to Business Continuity (euro 22 million), Group Security (euro 10 million) and the implementation of the SAP Information System (euro 8 million).

At December 31, 2003 employees numbered 4,107, a reduction of 932 compared to year-end 2002. This is mainly due to the transfer of certain business segments to Hewlett Packard, to the SSC consortium and to EMSA Servizi S.p.A..

INFORMATION ON OPERATIONS

During 2003, activities continued in order to rationalize and standardize the architectures and infrastructures of the Group. These activities involved important investment projects such as Business Continuity, Disaster Recovery, Griffon and Data Center consolidation as well as activities to converge and innovate the architectures of the Group.

As far as BSS and OSS are concerned

In the area of BSS:

•	new projects were begun with the aim of giving Telecom Italia Wireline more effective tools with which to operate the business and proceeding with the replacement of the old legacy platforms;

2003 ANNUAL REPORT	95

•	the clientele is in the process of migrating to the new CRM (Customer Relation Manager) platform which, at December 31, 2003, covered about 95.1% of the Business clientele and 98% of the MicroBusiness clientele; the migration of the residential clientele to the new platform for credit management was completed;

•	within the framework of Usage Collection (phone traffic, data and services management) the new platform was released for collecting and managing phone traffic, data and services and completion is scheduled for June 2004;

•	in the Business Intelligence area, the development and release of data-warehouse systems for analyzing traffic, customers and revenues associated with the executive, business, micro business and residential markets was completed;

•	activities with TIM continued, particularly with regard to CRM, Charging & Billing, Prepaid and Business Intelligence projects, strengthening cooperation in the sphere of new value added services;

in the area of OSS;

•	with regard to the Service Assurance process, work began on the integration of the chain of systems (Trouble Ticket Management – Work Force Management) to support the management of complaints and technical failures with the front-end dealing with such complaints as part of customer care and elimination of pre-existing legacy environments;

•	with regard to the Service Provisioning process, the dissemination of the UNICA/D module and the new release of the CPC module has been activated nationwide. Respectively the modules manage the Network & Service Inventory of the network and the configuration in the network of Broadband services. In addition, with regard to the Order Manager module, phase 2 of the project for the New Broadband Management Platform (NPG-BB) was completed. As well as helping to improve the quality of service offered to customers, the new platform has made it possible to eliminate a considerable number of legacy systems.

With regard to VAS, during 2003, activities were stepped up to support the development of innovative services for the Wireline market and TIM.

Finally, the work of operating existing systems continued, in which the Control Room played an increasingly important part.

Within the framework of SSC activities, development work on the SAP Value Program continued with the aim of reinforcing and consolidating the integrated administration of standard solutions for all the companies in the Group. Furthermore, work on the new Group Portal received a strong boost.

EVENTS SUBSEQUENT TO DECEMBER 31, 2003

On February 24, 2004, under the program for the rationalization of the Information Technology Group Business Unit of the Telecom Italia Group, the Board of Directors of IT Telecom voted to sell the “Development” business segment to TIM S.p.A., effective April 1, 2004.

This business segment carries out activities that IT Telecom currently provides to TIM in the areas of:

•	innovative services, based on IP networks, known also as e-business or web services, directed at the business and mass-market segments;

•	telecommunications software development and maintenance activities.

These activities will be integrated with the resources that today already operate in IT development in the Mobile BU, making it possible to improve the synergies for the management of the current platforms and the development of their evolution.

The sale price, based also upon an outside appraisal by Milestone Advisory House S.p.A. in Milan, was agreed between the parties at euro 23 million. 563 resources were transferred.

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OLIVETTI TECNOST

INTRODUCTION

The Olivetti Tecnost group Business Unit operates mainly in the sector of ink-jet products for the office and digital printing systems (Office Products Division), specialized applications for the banking field and commerce and information systems for gaming and lottery management (System Division). In addition, the group works with the Industrial Operations Division in the development and production of silicon technology (ink-jet print-heads and MEMS), in document management services and fixed and cell phone repairs. The reference market of the BU is focused mainly in Europe, Asia and North America.

THE STRUCTURE OF THE BUSINESS UNIT

The Business Unit comprises the following main companies:

The company operates with the following organizational structure:

MAJOR CORPORATE EVENTS/SCOPE OF CONSOLIDATION

The major corporate events which occurred during 2003 are the following:

•	on January 7, 2003, the closing was finalized for the contract signed with SMT Vertronic, a Mexican company in the SMT group, for the sale of the industrial assets of the subsidiary Olivetti Tecnost de Mexico. This agreement led to the sale of the factory in Tlaxcala (Mexico) and the hiring of the employees working in the factory (numbering 1,266 at December 31, 2002) by SMT Vertronic;

•	on February 13, 2003, the agreement with TEL.I.S. in the new cell phone repair business became operational as a result of its investment in Cell-Tel S.p.A.;

•	on May 12, 2003, resolutions were passed on the merger plans for the incorporation of the companies Tecnost Sistemi S.p.A., Techoproduzioni S.p.A. and Oliweb S.p.A. into Olivetti Tecnost S.p.A.. The merger was finalized on August 1, 2003;

•	in keeping with the objective of divesting of businesses no longer considered synergic with the core business, Domustech S.p.A. sold its activities relating to domotics (security and home

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automation) to ABB Sace S.p.A. (ABB group) on May 29, 2003 and its holding in the Aprimatic group for openings automation to the URMET group on June 10, 2003,

•	on July 11, 2003, the investment in Gotoweb S.p.A., a company operating in internet services using ASP for small/medium-sized companies was sold to Comdata S.p.A.;

•	on July 29, 2003, Wirelab S.p.A. was set up (Olivetti Tecnost 70% and Tellus S.r.l.—Urmet Group 30%). The company will repair fixed wireline equipment in the Canavese area;

•	On October 20, 2003, under the plan to reorganize and rationalize back-office operations and administrative area services, Olivetti Tecnost S.p.A.’s Sales Back End business segment (consisting of 24 resources) was sold to the Accenture group, with which an outsourcing contract was signed;

•	the process began to wind-up the company holdings in South America. The estimated economic effects have been completely accrued in the financial statements at December 31, 2003.

ECONOMIC AND FINANCIAL DATA

The key results for 2003 compared to those for 2002 are presented in the following table.

	2003	2002	Change
(millions of euro)			amount	%
Sales and service revenues	655	914	(259)	(28.3)
Gross operating profit	40	59	(19)	(32.2)
% of revenues	6.1%	6.5%
Operating income pre-amortization of differences on consolidation	4	6	(2)	(33.3)
Operating income	2	4	(2)	(50.0)
% of revenues	0.3%	0.4%
Investments:
- industrial	20	35	(15)	(42.9)
Employees at year-end (number)	2,395	4,527	(2,132)	(47.1)

Sales and service revenues in 2003 amounted to euro 655 million, of which euro 315 million referred to the Office Products Division, euro 179 million to the Systems Division and euro 161 million to other minor divisions. Revenues by product were distributed as follows: euro 387 million for hardware, euro 145 million for accessories and euro 123 million for services and other revenues.

Compared to 2002, revenues decreased by euro 259 million, – 28.3% (– 14.4% net of the foreign exchange effect and the change in the scope of consolidation) in the Office area, following the decision to ease up on sales of low-margin products, and in the Office area for specialized printers, on account of the drastic slump in sales in China and South America.

Gross operating profit and operating income also reflected this performance. Gross operating profit, which amounted to euro 40 million, was euro 19 million less than in 2002. Operating income, which amounted to euro 2 million, was euro 2 million lower than last year.

Industrial investments amounted to euro 20 million (euro 35 million in 2002).

At December 31, 2003 employees numbered 2,395, of whom 2,064 were employed in Italy and 331 abroad. Compared to December 31, 2002, this shows a reduction of 2,132 persons, including 1,266 as a result of the sale of the Mexico factory’s activities and 474 in the Latin American companies.

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INFORMATION ON OPERATIONS

The main activities carried out during 2003 are the following:

Office Products

Repositioning of the commercial range in two main areas of business:

•	Ink-Jet Communication & SOHO Line of Business: products developed with ink-jet technology (ink-jet fax-machines, printers and multi-functional products), in addition to calculators and original accessories.

•	Professional Line of Business: innovative added value range of digital reproduction and printing systems .

In 2003, the Division continued the restructuring process begun in the prior year. Special attention was devoted to rationalizing Supply Chain processes, which led to considerable savings on the purchase of products and services.

In 2003, work began to revitalize the range of ink-jet fax machines and new models of color copiers and multi-functional ink-jet machines were launched to complete the product range for the professional channel and business users. In addition, the range of digital copiers was also renewed.

Industrial Operations - Industrial reconversion of the company Cell-Tell which performs cell phone repairs continued alongside the company Innovis which is already operational in the back-office sector. Furthermore, at the end of July, Wirelab was set up and, since the last quarter of 2003, repairs and regenerates fixed telecommunications equipment.

With reference to Olivetti I-JET, development activities continued on MEMS applications in the sector of pressure sensors for automotive applications, and also in the sector of optical components, where Olivetti I-Jet acts mainly as a silicon foundry.

Systems Division - There was a strong drive towards geographical diversification which took the form of the acquisition of new orders from foreign customers, particularly in the Gaming sector. In fact, contracts were concluded with two lotteries in India, in Tunisia (a pilot test for a game similar to football pools) and in Peru (football pools) for a total supply of more than 20,000 terminals. In Italy, in August, the Lottomatica network was successfully started for the new football pools game and Olivetti Tecnost supplied the terminals, software and services to adapt the pre-existing network.

In the Banking sector, the market in Western countries was marked by a generalized recessive scenario which slowed down sales and reduced volumes in the first half of the year, whereas, in the second half of the year, there were signs of a recovery: a significant order was acquired from the Abbey National Bank (UK) to renew its machines (about 9,000 printing stations).

With regard to markets in the Far East, in 2003, sales in China were very low and there was a loss of margins as a result of the foreign exchange effect and falling prices. Conversely, there was a dramatic recovery in other parts of the Asia-Pacific region with increasing volumes.

In the international Retail sector, sales (volumes and margins) of the PR4 product range were in line with forecasts. In the national Retail sector, the Shop Automation business raised its volumes of conventional fiscal Cash Register sales in line with expectations and confirmed the improvement in margins achieved in the first half of 2003. However, announcements about changes to the regulatory framework (the law on settlements for shop owners) drastically reduced demand in the last part of the year. Once the initial uncertainty has passed, there is expected to be a recovery.

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EVENTS SUBSEQUENT TO DECEMBER 31, 2003

Events already described in the section “Subsequent events” refer to the fact that, effective January 1, 2004, as part of an operation to rationalize and reorganize the help-desk and customer care activities, the CRM business segment (comprising 14 staff) of Olivetti Tecnost S.p.A. was sold to the Comdata group and an outsourcing contract was negotiated with this company.

The wind-up of the following companies was also voted in the first few months of 2004:

•	Olivetti de Venezuela C.A. (January 30, 2004);

•	Olivetti Peruana S.A. (February 20, 2004);

•	Diaspron do Brasil S.A. (March 5, 2004);

•	Multidata S.A. Eletronica Industria e Comercio (March 5, 2004);

•	Olitecno S.A. de C.V. (February 17, 2004).

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OTHER ACTIVITIES

The “Other Activities” of the Telecom Italia Group are principally constituted by the TILAB, the companies managed by the International Affairs Function, the companies which provide centralized services to the Group and the Corporate Functions, as well as subsidiaries which conduct financial activities for the Group.

TELECOM ITALIA LAB

THE FUNCTION

Telecom Italia Lab is responsible for supervising technological innovation within the Telecom Italia Group. This occurs by scouting out new technologies, the preparation and examination of research and feasibility studies and the development of prototypes and emulators of new services and products, with a special focus on innovative networks and services.

Today, in keeping with this focus, the activity of Telecom Italia Lab is chiefly oriented towards providing support to the BUs of the Group by offering a competitive edge, and, at the same time, pursuing the objective of improving quality and efficiency and promoting innovation.

THE STRUCTURE

The Function is organized as follows:

The TILAB operates with the following organization:

Innovation Delivery, is for short-term goal-oriented research activities geared essentially to the Business Units of the Telecom Italia Group.

Network Innovation and Service Innovation are devoted to medium/long-term research projects with a focus on infrastructures and the creation of services and the testing of prototypes through innovative platforms, with the aim of achieving a competitive advantage for the BUs of the Group.

MAJOR CORPORATE EVENTS/SCOPE OF CONSOLIDATION

The major corporate events which occurred during 2003 are the following:

•	merger of TILAB S.p.A. into Telecom Italia S.p.A, voted by the respective Shareholders’ Meetings on December 12 and 13, 2002, effective for tax and statutory purposes as from January 1, 2003;

•	the functional transfer of Loquendo S.p.A. (previously consolidated in TILAB Group) to Wireline;

•	transfer of the Venture Capital activities and, consequently, the portfolio of businesses held by TILAB SA, TILAB BV and TILAB GPL to Telecom Italia’s M&A Function.

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ECONOMIC AND FINANCIAL DATA

The key results for 2003 compared to those for 2002, restated for purposes of comparison, are presented in the following table.

	2003	2002	Change
(millions of euro)			amount	%
Operating costs	133	134	(1)		(0.7)
Amortization and depreciation	16	22	(6)		(27.3)
Operating grants	(9)	(12)	(3)		(25.0)

Total Net Costs TILAB	140	144	(4)		(2.8)

Costs recharged to TI BUs	128	131	(3)		(2.3)
Revenues from third parties	15	25	(10)		(40)
Change in contract work in process	—	(3)	3	°

Total	143	153	(10)		(6.5)

Operating income	3	9	(6)		(66.7)

Investments:
- industrial	8	13	(5)		(38.5)
Employees at year-end (number)	1,142	1,224	(82)		(6.7)

During 2003, total net costs, equal to euro 140 million, net of related grants, decreased in comparison to 2002 (euro 144 million). This was mainly attributable to the reduction in operational costs due to cost-cuts and the rationalization of investments pursued in 2003. In fact, operating costs were affected by the increase in lease costs as a result of the sale of corporate real estate property within the framework of the Dedalo Project. However this was compensated by the consequent reduction in depreciation.

The above-mentioned reduction in operating costs also made it possible to recover a part of the decrease in revenues and costs that were recharged to the BUs, which is attributable to the contraction of work commissioned by Group companies and by third parties.

Industrial investments showed a reduction largely because no real estate investments were made following the sale of owned properties under the Dedalo Project.

At December 31, 2003 employees numbered 82 less than at December 31, 2002.

INFORMATION ON OPERATIONS

The reasons for the aforementioned merger of TILAB and Telecom Italia are directed to a more far-reaching project to reorganize the activities conducted by TILAB. TILAB’s main aim is to increasingly orient its work to serve the requests for research and innovation originating from the BUs and companies in the Telecom Group, with which TILAB is now gradually establishing a strong technological partnership.

With this in mind, TILAB focused its activities on the main topics of strategic interest for the individual Business Units, promoting the technological leadership of the Group and also exploiting the partnership with Pirelli Labs.

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The main results involved the following areas:

•	Use environment and phones;

•	Services and applications;

•	Control of network protocols and equipment

•	Network: access, metro and core;

•	Management and the operating processes of the BUs.

Increasing attention to the opportunity of generating competitive advantages and creating value for the Telecom Italia Group was also pursued through the strategic management of the relations between research, Intellectual Property Rights (IPR) and business with the aim of increasing the number of registered patents. In this context, during 2003, 68 new patents were filed – of which 14 are jointly owned with Pirelli.

The patents were distributed by sector of activity as follows:

Networking	30
Mobile networks	27
Voice technologies	1
Multimedia	5
Other joint TILAB - Pirelli Labs projects	5
Total	68

Some of the most significant results in 2003 were achieved on the following research projects:

Broadband and Business Services:

•	testing of an integrated video-communication service between fixed terminals (PCs and home TVs) and mobile terminals (UMTS and Wi-Fi) ;

•	development of a video-chat solution which will strengthen the Alice range of services;

•	joint releases with Italtel for Telecom Italia Wireline, for the development of a platform based on the StarSIP, service, in association with the interconnecting Videoconferencing service with “3” and FastWeb including network support for IP (Voice Over IP) to Customer Care 187 made by Alice users;

•	the start of the second phase of the technical trials of broadband services for residential users (involving 130 test users within the framework of the in-the-field laboratory known as Broadband Home Lab) to evaluate new evolved services via broadband internet (including video on demand, video chat, video communications) by linking Wi-Fi to the home TV and PC;

•	preparation of a demonstration environment for the experimentation of network based storage on copper broadband access lines (VDSL) and on urban fiber optic lines (WDM);

•	development, under network security solutions, of a patented auditing solution by the system administrators able to ensure the “logging” of the activities of the system administrator in a secure and non-repudiable way;

•	integration by chip, for fixed and mobile terminals, of a solution to ensure the security of the systems and networks from unauthorized outside attacks (Firewall).

Wireless Data Services

•	development of a mobile terminal demonstrator which integrates Loquendo (a Telecom Italia Group company) voice synthesis with a compressed database on Multimedia Cards authenticated by SIM (Subscribert Identification Module, the electronic card for cell phones);

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•	development of a customized evolved SIM for TIM with a capacity of 1 Mbyte based on STMicroelectronics flash technology;

•	development of a Digital Rights Management (DRM) platform on SIM for TIM, for the distribution (e.g. via MMS) of protected content with download and storage of user licenses on the SIM user;

•	development of SIM Secure, a range of patented safety solutions for access to desktop applications able to supply tough, easy-to-use safety functions;

•	release of the NIMBLE locating platform and development of the first “location–enabled” access to information and applications services for mobile terminals;

•	development of the NGMOST platform for the adaptation and automatic transcodification of content to the features of the various mobile terminals;

•	the completion of version 9.1 of the 3G GUITAR planning tool (which includes the optimization of the choice of sites and an estimate of the indoor traffic handled);

•	development of the first prototype of a platform for monitoring QoS (Quality of service) based on Jade agents located on mobile terminals;

•	creation of a simulation and emulation platform of the UMTS physical level, for verifying the communication unit of the mobile terminal in real time;

•	support for Wireline and TIM for the development of the potential applications of the emerging RF-ID (intelligent labels) technology.

Network innovation

•	preparation of an access network demonstrator for “Triple Play” (Voice, Video and Data) services integrated with the metro network, with functions incorporated for managing the quality of service. The demonstrator is based on various transmission and protocol technologies and uses innovative equipment made by several manufacturers;

•	development of functions (routing) for the prototype of the intelligent optical network (ASON/GMPLS) which allows the automatic provisioning of optical circuits in transport networks;

•	the release of specifications and prototypes for the development of Service Broker functions for mobile services;

•	development of prototypes for specific modules of the horizontal control platform of the IP multi-service network;

•	design and trial of the first system for acquiring, automatically rationalizing and disseminating the experience of Wireline technicians in order to reduce the number of repeat jobs and the time taken to complete technical intervention;

•	development for Telsy (a Telecom Italia Group company) of a reconfigurable coding machine to be used for secure transactions in both the client and server environments;

During 2003, cooperation with Pirelli Labs led to the following results:

•	development of the high-quality video-communication functions of NextBox (a set_top_box television with ADSL connection capacity and multiservice funtionality) and start of the integration of content streaming and interactive service functions for land-based digital television;

•	development of an Access Gateway device that integrates the functionality of router, ADSL access and connection using Wi-Fi, complete with the relative operating system (called REGMAN) for the commercial launch at the end of October;

•	completion of the first live telephone call on TIM’s UMTS network using the digital Radio over Fiber (RoF) demonstrator and the supply of the first ROFs to Alcatel.

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INTERNATIONAL AFFAIRS

The centralized International Affairs function comprises, with no change in the corporate control structure, Telecom Italia International N.V. and some affiliated companies including the operator Etec S.A. (Cuba). The function ensures the coordination, the leveraging and the rationalization of the relative foreign subsidiaries and affiliates under its control.

As far as the major corporate transactions which took place in 2003 are concerned, with regard to the investment portfolio of Telecom Italia International N.V., the following should be mentioned:

EUSKALTEL

In January 2003, having decided to sell its investment in Euskaltel, Telecom Italia International did not subscribe to its share of the company’s capital increase totaling euro 4.6 million, thus its investment decreased from 15.26% to 13.85%.

On October 10, 2003, a 7.75% holding in the share capital of the company was sold by Telecom Italia International N.V. to BBK (the relative majority shareholder in Euskaltel) for consideration of euro 34 million. Following this transaction, Telecom Italia International retained a 6.1% stake in Euskaltel.

TELEKOM SRBIJA

On July 7, 2003, the investment held in Telekom Srbija (29%) was sold to PTT Srbija, the majority shareholder of the company, at a price of euro 195 million, with payment in two tranches, the first of which, for euro 120 million, was received during 2003. The share certificate representing the shares sold was deposited, under the terms of the sale, with an Escrow Agent to guarantee the completion of the payment for the remaining euro 75 million, which represents the second tranche of the total sum agreed.

MEDITERRANEAN BROADBAND ACCESS/FORTHnet

In October 2003, the agreements were finalized for the sale of the investment in Mediterranean BroadBand Access (“MBA”), corresponding to 40% of its share capital, to FORTHnet – a Greek company listed on the Athens stock exchange, for euro 7.04 million.

At the same time, Telecom Italia International subscribed to and paid for the share capital increase set aside for it, voted by FORTHnet, for the same amount of euro 7.04 million, purchasing a 7.81% stake in the share capital of the latter. At the beginning of November, the Athens stock exchange approved the listing of the new FORTHnet shares.

INTELCOM SAN MARINO

In August 2003, Telecom Italia International – on the basis of an irrevocable offer received from Telecom Italia Sparkle for the purchase of 100% of Intelcom San Marino – purchased the remaining 30% of the share capital of Intelcom for euro 4.25 million.

In December 2003, Telecom Italia International sold the 100% stake in Intelcom San Marino to Telecom Italia Sparkle for euro 14.2 million, after it paid euro 9.1 million to Intelcom to absorb the losses and recapitalize share capital.

ETECSA

In December 2003, Etec S.A. finalized the merger by absorption of two Cuban mobile operators, Cubacel and C-Com. As a result of the merger, Telecom Italia International’s equity interest, initially 29.29%, was reduced to 27% of the share capital of the new Etec S.A. (the sole integrated wireline and mobile telecommunications operator in Cuba).

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Under the terms of the contracts, Etec S.A. obtained a new and broader license from the Cuban authorities which provides, inter alia, for an exclusive agreement on fixed and mobile telephone offerings up to 2019. Etec S.A. will pay the sum of US$ 185.18 million for the license. Of that amount, US$ 35.9 million was already paid at the time of the closing and the remaining US$ 149.28 million will be paid within the following 12 months. Etec S.A.’s shareholders have agreed to fully finance their share of such extraordinary funding requirements through a series of capital increases. Telecom Italia International’s share of the financial commitment amounts to US$ 50 million, of which US$ 9.8 million was already paid during 2003.

SOFORA

In December 2003, the Telecom Italia Group (“TI”) and the France Telecom (“FT”) group contributed the investments held in Nortel Inversora S.A., corresponding in total to 67.78% of its capital, to Sofora Telecomunicaciones S.A. (a mutually-owned newco set up on September 16, 2003 jointly by TI and FT). FT then sold a 48% stake in Sofora’s share capital to the Argentine group Werthein, keeping ownership of a remaining 2% stake on which a call option was granted to the Werthein group which can be exercised from December 31, 2008 to December 31, 2013. At the same time, Telecom Italia International purchased two call options from Werthein for a price of US$ 60 million: the first for shares equal to 48% of Sofora’s share capital exercisable within 15 business days starting December 31, 2008; the second for shares equal to the 2% of Sofora’s share capital exercisable from December 31, 2008 to December 31, 2013.

EVENTS SUBSEQUENT TO DECEMBER 31, 2003

Details are as follows:

•	on January 16, 2004, a contract was signed with Araba Gertu S.A. for the sale, by Telecom Italia International, of a 3.1% stake in Euskaltel at an total price of euro 13.6 million (corresponding to the same per share price as in the sale to BBK). The closing took place on February 19, 2004, after the deadline had passed for exercising the pre-emption rights on the shares held by the other shareholders. The pre-emption right was exercised by the shareholder Iberdrola and, accordingly, the sale of the shares held by Telecom Italia International occurred through the signing of two separate contracts (149,231 shares sold to Araba Gertu for consideration of euro 12.1 million and 18,719 shares sold to Iberdrola for consideration of euro 1.5 million). Upon completion of the transaction, Telecom Italia International retained a 3% share in Euskaltel.

•	on January 21, 2004, Telecom Italia International signed a Private Placement Agreement under which it sold, on January 27, 2004, its entire 14.78% investment in the share capital of Telekom Austria for a total gross value of euro 780 million.

•	on March 4, 2004, Telecom Italia International signed a contract with Auna for the sale of its entire 30% investment in Netco Redes S.A. for euro 30 million, which will be paid in three annual installments, with stipulated interest, beginning from December 2006. The closing will take place following completion of the authorization process by the competent Spanish regulatory authorities.

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CENTRALIZED GROUP SERVICES

Centralized Group Services includes the operating activities, at virtually a nil profit margin, of the centralized services for the Business Units/Operating Activities/Companies of the Group.

The following table shows operating costs (outside costs and labor costs) incurred during 2003, compared to 2002, restated for purposes of comparison to take into account the different scope of consolidation.

The data takes into account the internal exchanges among the functions of Telecom Italia S.p.A..

OPERATING COSTS

(millions of euro)	2003	2002 Proforma	Change
			amount	%
Real Estate Activities and Services (1)	704	686	18	2.6
TI Central Administrative Services (CSA)	50	54	(4)	(7.4)
Security	49	32	17	53.1
Other (2)	94	80	14	17.5

Centralized Services total	897	852	45	5.3

(1)	Includes Olivetti Multiservices

(2)	Includes TI Audit, TILS, TI Finance and other companies

Centralized Group Services showed an increase in costs of euro 45 million in 2003 compared to 2002, mainly attributable to the Real Estate Activities and Services and the Security function. The increase in the costs of the Real Estate Activities and Services is substantially linked to the increase in lease costs following the sale of building properties under the Tiglio and Dedalo projects. It was largely compensated by lower depreciation, in addition to the financial benefits resulting from the sale of the property.

The increase in the costs of the Security function is associated with the adoption of higher safety standards in offices and systems and the centralization of some services that were previously performed by BUs, with a related increase in revenues.

Furthermore, Centralized Group Services reported a significant reduction in depreciation of euro 17 million, from euro 162 million in 2002 to euro 145 million in 2003.

The foregoing costs for the activities relating to services were completely charged to the BUs/Operating Activities/Companies of the Group.

Starting February 2003, the real estate activities and services previously managed by the Real Estate and General Services Operating Activity became part of the Telecom Italia Central Purchasing Function, ensuring continuity in the role of supplier to the various corporate Functions/Business Units.

The above-mentioned activities and services concern the planning of the sites and locations of the Group, the design and construction of civil works, the maintenance of the properties and technological plant, in addition to providing real estate and general services, both through internal structures to TI S.p.A. – essentially for the activities conducted on behalf of the Business Units and Functions of Telecom Italia itself – and through the subsidiary Emsa Servizi S.p.A., which directs its activities towards the other companies in the Group.

In this connection, the Facility Management business segments of TIM, IT Telecom and Finsiel were recently sold to Emsa Servizi S.p.A.. The transaction became effective on December 1, 2003 for TIM and IT Telecom, and on January 1, 2004 for Finsiel.

The sale of the business segments described above has allowed Emsa Services to bolster its expertise in the management of the above-mentioned support activities for the Telecom Italia Group.

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Ortensia project

This project involves the transfer (through a spin-off) of the land owned by Tiglio I and Tiglio II to a new company, Ortensia S.r.l. (later renamed “Aree Urbane S.r.l.”) which is already the owner –following the contribution of a business segment – of land from the Marzotto group, according to the terms of the preliminary agreement formalized in December 2002.

On July 21, 2003, the documents relating to the spin-off of Tiglio I and Tiglio II to Aree Urbane S.r.l. were finalized, with effect from July 25, 2003. As a result of the transactions, Telecom Italia holds 31.65% of the share capital of Aree Urbane S.r.l. (of which 4.09% refers to the stake owned by Olivetti and 27.56% to the stake owned by the merged company Telecom Italia) and Telecom Italia Media holds 0.97%. The size of these holdings was commensurate with the value of the real estate assets transferred to the new company, based on appraisals estimated by primary operators, according to the criteria and procedures agreed by the parties in December 2002.

Dedalo project

In keeping with the reorganization of the real asset portfolio of the Group, at the end of January 2003, the procedures were completed for the early purchase from Teleleasing S.p.A. of a real estate portfolio of approximately 300,000 m2, used by Telecom Italia S.p.A. and other companies in the Group under finance leasing contracts. The transaction involved a purchase price of approximately euro 263 million in the case of the property relating to Telecom Italia S.p.A. and approximately euro 369 million for property relating to the Group.

Following a binding offer presented on June 4, 2003 by the “Beny Steinmetz” group, through its subsidiary “Five Mounts Property” (FMP), on June 20, Telecom Italia reached an agreement with “Lastra Holding B.V.”, part of the FMP group, for the sale of part of the real estate portfolio purchased, together with a real estate unit already owned (7 building complexes of which 5 belong to Telecom Italia, 1 to TIM and 1 to Atesia), at an overall selling price of approximately euro 355 million. In addition, at the same time, Telecom Italia, like the other companies involved, signed the relative lease contracts to ensure the continued use of the actual buildings.

With the aim of optimizing the structure of the transaction, on June 30, the real estate properties involved were transferred to a single corporate entity, “FMP Italy 1 S.r.l.”, (former “Ireos S.p.A.”), which is 100%-controlled by Telecom Italia.

On July 21, the entire investment in FMP Italy 1 S.r.l. was transferred from Telecom Italia to Lastra Holding B.V. for an equivalent amount of approximately euro 45,000.

On the same date, Telecom Italia, TIM and Atesia received payment for the sale of the properties to FMP Italy 1 S.r.l..

Merger of the Facility Management activities of the merging company Olivetti and of Pirelli & C. Real Estate

In the first half of 2003, in accordance with agreements envisaged by the Tiglio Project, the Facility Management activities of Olivetti Multiservices and of Pirelli & C. RE Facility Management were merged.

The transaction was concluded by transferring 809,946 Pirelli & C. Real Estate treasury shares (just under 2% of share capital) to Olivetti, which sold the aforementioned activities that were concentrated in a specific company (OMS Facility)

The transaction also calls for the payment of a possible price difference to be determined on the date of December 31, 2005 based upon the trend of the Pirelli & C. Real Estate share price.

Fintecna Project

In December 2003, Telecom Italia, as part of setting out the lease contracts for 7 buildings owned by Fintecna S.p.A., offered to Fintecna to sign a put/call option contract whereby it will have the right to purchase and Fintecna will have the right to sell the leased buildings. This offer, which has been accepted by Fintecna on December 22, 2003, foresees that Telecom Italia has the right to purchase the leased buildings, at a total price of euro 72 million, between January 1, 2004 and June 30, 2004 and that, in the case that Telecom Italia will not purchase the buildings, Fintecna has the right to sell the same buildings to Telecom Italia at the same price, between July 1, 2004 and December 31, 2004.

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EVENTS SUBSEQUENT TO DECEMBER 31, 2003

•	As regards the Fintecna project, on January 16, 2004, the deeds concerning the agreement were formalized, particularly in reference to the lease contracts and the option contract.

•	On February 27, 2004, the contract was signed, which came into effect on March 1, 2004, for the sale of the Document Management business segment of Telecom Italia and the Document Management business segment of Emsa Servizi to a new company set up by TNT Mail, Pirelli Real Estate Facility Management and Comdata.

CORPORATE

Corporate includes the Staff Functions of Telecom Italia S.p.A. (Human Resources, Finance Administration and Control, Purchasing, Corporate and Legal Affairs, Public and Economic Affairs, Corporate Development and Investor Relations, International Affairs, General Counsel), Group Communication, which includes the Brand Enrichment and Communication and Image Functions (to which the costs of “Italia Project” refer) and the costs of Corporate information systems.

The following table shows the operating costs incurred during 2003, compared to 2002, restated for purposes of comparison, to take into account the different scope of consolidation.

The figures include costs recharged for the activities conducted by Centralized Group Services.

OPERATING COSTS

	2003	2002 Proforma	Change
(millions of euro)			amount	%
Staff Functions	358	342	16	4.7

Information System	88	34	54	°

Group Communication	47	22	25	°
Corporate	493	398	95	23.9

Corporate costs show an increase of euro 95 million due mainly to an increase of euro 54 million for the development of information systems and euro 25 million for communication activities relating to the “Italia Project” initiative, begun in 2003.

In particular, the increase in costs for the development of information systems is connected both to new institutional projects (rationalization and standardization of architecture and infrastructure solutions, dedicated functional systems), and, in particular, to the continuation of activities begun in the second half of 2002 (SAP, Group Portal, etc.).

Corporate shows an increase in amortization and depreciation of euro 19 million, from euro 37 million in 2002 to euro 56 million in 2003.

OTHER SUBSIDIARIES

Telecom Italia Finance S.A.

Held by: Telecom Italia 99.99%

The company operates as an international treasury function to support the financial needs of the foreign companies of the Telecom Italia Group.

In May and July 2003, fixed-rate Telecom Italia bonds recorded in current assets were reimbursed for euro 1,594 million and euro 3,489 million, respectively, with an overall gain of euro 396

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million. At the same time, three loans were disbursed to Telecom Italia as follows: euro 1,700 million at an interest rate of 3.715%, euro 3,436 million at an interest rate of 3.128% and euro 343 million at an interest rate of 4.661%.

In December 2003, the company acquired 99% of the share capital of Olivetti Finance N.V. (Netherlands), for which it paid the sum of euro 4.6 million.

On the same date, the company’s Board of Directors voted to submit to the approval of the Shareholders’ Meeting a plan for the merger of the Luxembourg-based company Olivetti International S.A. into Telecom Italia Finance. The plan calls for the merger to become effective immediately and, for accounting purposes, as from January 1, 2004.

Telecom Italia Capital S.A.

Held by: Telecom Italia 100.00%

The company operates as an international treasury function to support the financial needs of the foreign companies of the Telecom Italia Group.

On October 29, 2003 Telecom Italia Capital S.A. finalized a fixed-rate multi-tranche bond issue in U.S. dollars, with a full and unconditional guarantee from Telecom Italia.

The issue was divided into the following tranches:

•	series A for the sum of US$ 1 billion, 4% annual coupon, issue price 99.953, maturing November 15, 2008;

•	series B for the sum of US$ 2 billion, 5.25% coupon, issue price 99.742, maturing November 15, 2013;

•	series C for the sum of US$ 1 billion, 6.375% coupon, issue price 99.558, maturing November 15, 2033.

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DISPUTES, LITIGATIONS AND LEGAL PROCEEDINGS PENDING

The main disputes, litigations and arbitration proceedings in which the Telecom Italia Group is involved as at December 31, 2003 are listed hereinbelow. Except where specifically mentioned the Telecom Italia Group did not make any provisions to the risk reserves because of the absence of definite and certain elements and/or because a negative outcome to the litigation is not considered probable.

POSTE ITALIANE

In relation to the supply of products and services provided by Olivetti to Poste Italiane in the early 1990s, the Rome State Prosecutor started, at that time, criminal proceedings for the charges of corruption and peculation. Acquitted of the charge of peculation, the Magistrate of Rome has also acquitted all the former Olivetti employees and representatives involved in the charges of corruption; this second ruling has been challenged by the State Prosecutor.

Appeals have been lodged against the rulings of the Rome Civil Court which are in favor of Olivetti as regards the dispute for non-payment by Poste Italiane of the supply of products and technical assistance.

PERSONAL COMPUTERS BUSINESS

In relation to the disposal by Olivetti of the personal computers business in 1997, lawsuits brought by the following parties are still pending:

•	by Centenary Corporation and Centenary International (purchaser of the business unit) for damages estimated in approximately euro 129.1 million;

•	by ex-employees of OP Computers S.p.A. (the company utilized to confer the activities) to ascertain that the contracts relating to the afore-mentioned disposal of the business unit are null and void and to obtain reinstatement as employees of Olivetti with payment of salary differences and damages for an estimated amount of euro 212 million.

In relation to the evaluation of the possible outcome of the lawsuits, a specific fund has been posted in the financial statements of Telecom Italia

The lawsuit brought by the receiver OP Computers, to ascertain that the contract of sale of the personal computers business Olivetti Personal Computers was null and void or, subordinately, the cancellation thereof for fraud or conflict of interests and in any case the revocation thereof in accordance with bankruptcy law, with request for payment of damages, has now been brought to a close. The dispute was defined by a settlement whereby the receiver waived any actions and claims, current or future, for an all inclusive amount of euro 25 million.

The Court of Milan has instead issued a positive ruling for the company in the lawsuit against Piedmont International SA (a company of the Centenary group) for the payment of approximately euro 50 million due in relation to the sale of OP Computers.

Finally, with a court deed notified on May 22, 2003, ICS S.p.A. has summoned the receiver OP Computers before the Court of Ivrea claiming that the sales contract of 1999 between them is to be considered null and void. The lawsuit has also been brought against Olivetti and its subsidiary Olivetti Finanziaria Industriale S.p.A. for damages, jointly, of approximately euro 16 million.

* * *

In order to complete the overall situation regarding the sale of the personal computers business, the Ivrea Public Prosecutor has started investigations regarding the former Directors of Olivetti for charges of false corporate communications and illegal distribution of profits and interim

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dividends, over estimated evaluations concerning the sales and purchases of the company, violation of the ban on purchasing treasury shares or shares or equity stakes of the controlling company, fraud, false appraisals and fraudulent bankruptcy.

GALACTICA

During 2001 and 2002 an articulated dispute arose with the Internet Service Provider Galactica S.p.A. (now Servinternet S.p.A., in liquidation) for failure to renew the agreement concerning the testing of an Internet flat-rate access service. Afterwords the rejection of some of the precautionary petitions, Servinternet S.p.A. has therewith claimed damages for approximately euro 90 million.

TELEQUE COMMUNICATIONS

Under the summons of November 6, 2002, Teleque Communications S.p.A., a company operating in the sector of prepaid telephone cards for international telephone services, has brought suit to summon Telecom Italia before the Rome Court of Appeal claiming alleged unfair trade practices and asking for damages of euro 65 million.

Teleque Communications (bankrupt in December 2003) claims that Telecom Italia acquired a competitive advantage by adding, for the supply of its interconnecting services, additional costs which, viceversa, would not have been charged to Telecom Italia’s final customers of prepaid international services.

WIND

In November 2003 the Court of Rome declared the case regarding the requests for precautionary measure filed by Wind in June 2003 closed.The requests were aimed at preventing Telecom Italia from reactivating – Telecom Italia was not in possession of the requisites established by a resolution of the National Regulatory Agency concerning carrier preselection (CPS) – lines of customers who, after having cancelled the CPS contracts with alternative operators, chose once again to use Telecom Italia.

In the meanwhile a specific agreement has been reached between Telecom Italia and the other operators involved which regulates the terms and conditions of the process of communicating cancellation of use of CPS, in accordance with the afore-mentioned resolution of the National Regulatory Agency.

VODAFONE OMNITEL

In July 2003, Telecom Italia started arbitration proceedings with Vodafone Omnitel to obtain compensation for damages regarding the decision of the radiomobile operator to bar its clients from access to information services provided by the 12 numbering service. In particular, Vodafone Omnitel shut off access to this service as of August 2002 up until mid-April 2003.

Telecom Italia is claiming damages for approximately euro 38.7 million. Vodafone Omnitel reiterated its correct conduct proceeding to file a counterclaim for a corresponding amount.

DE AGOSTINI

Arbitration proceedings initiated by a company of the De Agostini Group against Seat (now Telecom Italia Media), Finanziaria Web, Matrix and the Buffetti Group for the alleged nonfulfillment of the complex framework agreement of September 20, 2000 regarding principally the sale of 40% of Finanziaria Web from De Agostini to Seat for a consideration of euro 700 million are still underway.

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In short De Agostini has asked that Seat be ordered to execute the uncompleted purchase contract (with rejection of the counterclaim to cancel the agreement because of excessive onerousness which arose) and to fulfill the other obligations connected with the complex operation, besides compensation for damages and reimbursement of the expenses incurred to cover the losses and recapitalize Finanziaria Web subsequent to July 2001. Conditionally, De Agostini later requested that the contract should be reduced to fair value, indicating the sum of euro 630 million as being fair consideration for the purchase of 40% of Finanziaria Web, or – as a further condition – the sum be decided by the Arbitration Board.

During the course of the arbitration proceedings TI Media presented new grounds, claiming a conflict of interests in the finalization of the agreement, in order to obtain the annulment thereof. The Arbitration Board has not announced an award yet on the request for investigation, in particular as regards the introduction of a technical consultancy regarding the market value of the shares of Finanziaria Web and regarding the predictability of the reasons which led to a fall in the value of the shares. The deadline for the award has been extended up until November 7, 2004.

CECCHI GORI

On October 1, 2003, the Arbitration Board composed of Proffesors Trimarchi, De Nova and Carbone announced the award in the proceedings initiated in August 2001 by Cecchi Gori Group Fin.Ma.Vi. S.p.A.(Fin.Ma.Vi.) and Cecchi Gori Group Media Holding S.r.l. (Cecchi Gori Media Holding) against Seat – at this date against Telecom Italia Media – to ascertain the rescission or the invalidity of the August 7, 2000 contract for the acquisition of 75% of the share capital of Cecchi Gori Communications S.p.A. (now called Holding Media Comunicazioni, parent company of the companies owning La7 and MTV) and obtain compensation for damages incurred, quantified in euro 387 million. The Board rejected all the claims, stating – substantially – the legitimacy of the acts which led to Seat becoming the sole shareholder of Cecchi Gori Communications, subscribing to 100% of the share capital at the time of its recapitalization as a result of losses.

Litigations pending in are as follows:

•	before the Rome Court of Appeal: appeal against the sentence which rejected the request to find the August 11, 2000 resolution of the Extraordinary Shareholders’ Meeting of Cecchi Gori Communications null and void. The aforesaid resolution regards amendments to the by-laws including one relating to the voting quorum;

•	before the same Rome Court of Appeal: appeal against the sentence which rejected the request for the annulment – as a result of illegitimate voting by Seat in relation to the shares owned by Cecchi Gori Media Holding held in pledge, as well as a result of excess and abuse of power – of the resolutions approving the financial statements and related balance sheet of Cecchi Gori Communications at December 31, 2000. In view of the losses resulting in the balance sheet at that date, the Shareholders’ Meeting held on April 27, 2001 wrote off and then recapitalized the share capital of Cecchi Gori, entirely subscribed only by Seat;

•	before the Milan Courts: action pending for compensation against illegal actions conducted outside the contract in respect of prejudice caused to Fin.Ma.Vi, Cecchi Gori Group Media Holding and Vittorio Cecchi Gori as a result of the alleged illegal conduct by Seat and the directors which it appointed in Cecchi Gori Communications. Such conduct was presumably oriented to remove Cecchi Gori Group Media Holding as the minority shareholder.

Furthermore, on January 21, 2004, the sentence with which the Milan Courts rejected, over the merits, the request for the annulment or cancellation of the deed under which the Cecchi Gori Communications shares belonging to Cecchi Gori Group Media Holding were pledged to Seat, has been deposited before the Milan Courts.

FINSIEL

The public bid held by the Ministry of Instruction, Univeristy and Research (called “MIUR”) for the assignment of a service contract for the development and management of the Instruction Information System was awarded for the first quarter of 2003 to the temporary association of companies set up between IBM Italia (agent), Finsiel, Pirelli & C. Real Estate Facility Management S.p.A. and others (called “RTI IBM”).

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The value of the contract is equal to euro 231 million (Finsiel’s share is equal to approximately euro 85 million).

In April 2003, the temporary association of companies under Electronics Data System Italia S.p.A., awarded second place in the list of competitors competing in the bid held by MIUR, filed an appeal with the Administrative Court (TAR )of Lazio against RTI IBM for the cancellation of the ordinance awarding the contract.

Behind TAR’s decision, RTI IBM substituted the previous supplier in the provision of the services object of the bid itself.

With a ruling dated October 28, 2003 the TAR accepted the appeal ruling in favor of the cancellation of the ordinance awarding the contract.

RTI IBM and the Avvocatura di Stato proposed an appeal to the Consiglio di Stato which on March 22, 2004 with a sentence rejected the appeals, claiming the illegitimacy of the admission of RTI IBM to the bid. Further more, in announcing its decision on the other competitor appeal, the Consiglio di Stato declared great part of the evaluation operations on the awarding process null and void.

* * *

The arbitration award between the subsidiary Finsiel, Agrisian S.C.p.A. and the Agenzia per le Erogazioni in Agricoltura, called “AGEA” has been deposited.

The Arbitration Panel has ordered AGEA to pay an amount of approximately euro 24 million.

* * *

With a irregular and fair award issued on October 30, 2003 Finsiel was obliged to pay in favor of Auselda an amount equal to euro 8 million for complex situations which have implied clear violations of the shareholders’ agreement.

Following the claim for the non-applicability of the arbitration clause contained in the shareholders’ agreement and the appeal against the award by Finsiel, the parties have reached a settlement agreement whereby Finsiel undertakes to pay Auselda an amount of euro 400,000.

UNIVERSAL SERVICE

In January 2002, the TAR of Lazio ruled in favor of the appeal presented by Omnitel to obtain the annulment of the resolution passed by the National Regulatory Agency on the subject of the “Application of the sharing mechanism for the net cost of the universal service for 1999” also contested by Infostrada. In particular, the TAR ruled that the dispute concerning the errors in the administrative procedural issues was valid whereas it didin’t accept the disputes over the merits of the regulation.

Omnitel therefore filed an appeal with the Italian administrative courts of appeal (Consiglio di Stato); meanwhile Omnitel did not pay its share of the universal service (approximately euro 9 million). On November 12, 2003 the Consiglio di Stato partially accepted the appeal, ruling that the resolution passed by the National Regulatory Agency was invalid due to a lack of investigations in relation to the effective competitiveness in the telecommunications market in 1999.

In the meanwhile Vodafone Omnitel also filed an appeal to the TAR of Lazio to annul the resolution under which the National Regulatory Agency, in executing the sentence by the TAR of Lazio in January 2002 to revise the procedure with regard to the sharing of the net cost of the universal service for 1999, recalculated the amount due, as contribution. from Vodafone Omnitel for its share. The following appeals made at the beginning of 2002 are, still pending, respectively by Omnitel to the TAR of Lazio and by Wind to the Head of State, to annul the resolution containing the regulations on the “Universal Service: Application of the sharing mechanism for the net cost of the universal service for 2000”. Omnitel has requested the suspension of the efficacy of the law and for the case to be referred to the Court of Justice of the European Community for a preliminary interpretation, in order to ascertain the correct interpretation of the EU directives. This being the case, Omnitel and Wind did not pay their contribution share for supplying the universal service for 2000 for a total amount of euro 12 million.

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In May 2003 Vodafone Omnitel also contested, before the TAR of Lazio, the communication dated April 29, 2003 in which the Ministry of Communications ordered it to pay, for the year 2000, the amount of the contribution to finance the universal service, as calculated by the National Regulatory Agency.

FEE CONCERNING ARTICLE 20, PARAGRAPH 2, LAW NO. 448 OF 23.12.1998

Telecom Italia, Tim, Wind and Omnitel (before the TAR of Lazio) as well as Infostrada and Albacom (through an extraordinary appeal to the Head of State) have contested the Ministerial Decree of March 21, 2000 introducing Italian Law no. 448 dated December 23, 1998, which beginning January 1, 1999 established a licence fee to be paid by telecommunication operators, based upon a declining percentage from 1999 to 2003 (from 3% to 1.5%) on revenues generated in year prior to payment. The appeals contested the compatibility of art. 20 of the above-mentioned law with the Community regulations relating to telecommunications, and, in particular, the principle by which the telecommunications companies cannot be charged of further assets other than those stated in the same Community regulations (inquiry expenses, utilization of the so-called “scarce resources” and financing of the universal service).

Both the Consiglio di Stato in expressing its opinion on the extraordinary appeal made by Infostrada and Albacom and the TAR of Lazio raised the preliminary question before the Court of Justice of the European Community, which, on September 18, 2003, in announcing its decisions on the appeals presented by Albacom and Infostrada, stated that the fee is incompatible with Community regulations with regards to the measure introduced in national law in the aforementioned art. 20 of Law 448/1998.

In a meeting held on November 18, 2003, the Consiglio di Stato did not express any final opinion of the extraordinary appeals made by Infostrada and Albacom. The Consiglio di Stato, considering it first necessary to receive the opinion of the appealing parties, has ordered the transmission of the Court of Justice ruling to the Premiership and to the Ministry of the Economy, for forwarding to the appealing companies. The Ministry of the Economy must draw up its final considerations with a specific full report, after which the case will be submitted once again to the Consiglio di Stato for its final opinion.

The Court of Justice has issued an ordinance confirming the decisions of September 18, 2003 against the TAR of Lazio, which must pronounce a ruling on the appeals made by Telecom Italia, TIM, WIND and Omnitel and which has asked for a specific decision to the same Court of Justice. In light of the above, the Telecom Italia Group posted non-existent liabilities (payables and reserves for risks and charges) for euro 1,465 million in relation to the years 2000, 2001 and 2002.

However, in anticipation of the final ruling by the administrative judge, the TLC license fee paid by the Telecom Italia Group for the year 1999 of euro 546 million has not been credited to income.

* * *

Furthermore, in March 2003, Telecom Italia and TIM brought suit before the TAR of Lazio in order to obtain the restitution of the concession fee for the year 1998 amounting to euro 529 million. The request is founded upon the illegitimacy of the provision of art. 21 of DPR 318/97 which kept the fee in force even after the EU Directive 97/13 came into effect and the term expired for its introduction into Italian law.

* * *

With the filing of an appeal in November at the TAR of Lazio, Telecom Italia has asked for ascertainment of its right not to pay any considerations as concession fee for 1998 and for the cancellation of the communication issued by the Minstry of Communications on July 9, 2003 in which the exclusion of several revenue “items” in the tax base of the 1997 and 1998 fee were contested. The adjustment resulting from a recalculation would stand at euro 31 million for 1997 and euro 41 million for 1998.

These proceedings follow other proceedings already filed by the Company as of 2000 regarding the method of calculating the concession fee in relation to the gradual process of liberalizing the telecommunications sector. Forehead of these disputes a reserve for risks amounting to euro 64 million is provided.

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ALLEGED VIOLATION OF REGULATIONS GOVERNING COMPETITION

Following a preliminary investigation against Telecom Italia’s conduct with regard to the supply of basic band direct lines and the offer (to its business clients) of broadband data-transmission and Internet access services based on x-DSL technology, without any corresponding wholesale rate plan for its competitors, in April 2001 the Antitrust Authority imposed a fine of euro 59 million on Telecom Italia.

In November the TAR of Lazio reduced the fine to euro 29 million which was paid with reserve in January 2002 in view of a proposed appeal to the Consiglio di Stato. The appeal was then filed to obtain the integral annulment of the contested proceedings which was disputed on the basis of general unreasonableness and lack of motivation and preliminary investigation.

In the meantime, claims for the payment of damages have been brought before the competent civil courts by a other operators in relation to the same conduct contested by the Antitrust Authority.

In January 2003 the Court of Appeals of Rome condemned Telecom Italia to pay approximately euro 2 million as a refund for Albacom, Wind (formerly Infostrada), Cable and Wireless (formerly Unidata) and Data Service. Claims brought by other operators for similar reasons are pending for approximately euro 120 million; their probable result, given the notable similarity to the previous actions and the identity of the judging body, is considered to be analogous to that of the first proceedings. Based on this evaluation, Telecom Italia has provided approximately euro 4.2 million in the reserve for risks.

* * *

Following a petition by competing operators, the National Regulatory Agency in 2003 accused Telecom Italia in 2003 of conducting unfair trade practices hurting the development of a competitive market (Resolution no. 179/01/CONS) and has subsequently started the relative proceedings for sanctions.

A counter-action is pending before the TAR of Lazio for both the presumed proceeding and the subsequent resolutions.

* * *

In June 2003 the Antitrust Authority began proceedings against Telecom Italia for alleged abuse of a dominant position to ascertain the illegality of certain commercial agreements relating to the business clientele. In particular, the abusive conduct by Telecom Italia specifically refers to having established service prices for the wireline network, for business clients, with the intent to exclude: competitors would not be able to replicate such prices due to the interconnection costs to Telecom Italia’s.

In September the Company contested the proceedings before the TAR of Lazio, for the part which disputes the legality of the offer made in the public bid announced by CONSIP in 2002. The appeal was ruled against in March 2004; the reasons of the decisions are not yet known.

DISPUTE CONCERNING ORDINANCES BY THE NATIONAL REGULATORY AGENCY

In March 2003, the National Regulatory Agency and Wind were notified of the appeal presented to the TAR against the resolution regarding “Current cost accounting guidelines for notified operations of wireline and wireless networks” which constitutes the basis for establishing the prices to be applied to operators which ask to use the network.

Telecom Italia has contested the part of the resolution in which the National Regulatory Agency establishes that the current cost method, adopted to replace the historical cost method, should not be applied to the so-called “access network” for which the National Regulatory Agency has reserved the right to make future judgements and with reference to which it should continue, therefore, to apply the historical cost method.

* * *

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In April 2003, Telecom Italia challenged the National Regulatory Agency resolutions regarding “Valuation and request to change the rates of reference for 2002 by Telecom Italia” and “Criteria for the preparation of the rates of reference for 2003 by introducing a programmed system to adjust the maximum applicable rates”.

In particular, the disputes concern (i) the reduction of the prices for interconnection services proposed by Telecom Italia for the year 2002, which would derive from the application – with retroactive effect – of a new criteria for the distribution of costs, considered to be unjustifiable from an economic standpoint and (ii) the obligation to present the rates of reference for 2003 in a very short time-frame (30 days) on the basis of criteria that were never discussed during the preliminary discussions.

* * *

With a resolution issued by the National Regulatory Agency in May 2003 Telecom Italia, TIM and Vodafone were identified as “the telecommunication bodies having considerable market power for the year 2001”. The Agency, in order to determine which operators were to “be notified” in the interconnection market, separated the fixed interconnection market from the mobile interconnection market according to a criteria which is neither based on the law governing the sector nor conforms with the segmentation as provided by the community regulatory framework.

TIM, therefore, filed an appeal before the TAR of Lazio against the resolution in question, in the part in which it did not also include Wind in the afore-going group of operators, which as a consequence of being absent from the “notice” has a competitive advantage.

* * *

In October 2003, Telecom Italia asked the TAR of Lazio to cancel, upon suspension, the resolution of the National Regulatory Authority of June 2003, which accuses the Company of having made, in the public bid announced by CONSIP in 2002, a wireline phone service offer which did not comply with the contents of the individual license. The Company concurrently contested the minutes in which the Authority ascertained that the aforementioned facts violated art. 7, paragraph 1, of D.P.R. n. 318/97 (“Economic conditions of the offer”) which calls for a pecuniary administration fine of between approximately euro 5,000 and euro 52,000.

In December the Authority decided to suspend the proceedings in order to forward a request to the Consiglio di Stato for its opinion on the matter.

In March 2004 the TAR of Lazio ruled against Telecom Italia’s appeal; the sentence has not yet been deposited, therefore the reasons of the decisions are not yet known.

MINISTRY OF DEFENCE

The Ministry of Defence and the Ministry of Communications, with the regulations formalized in 2001, have quantified the expenses to liberate the 900 Mhz frequency band in question in approximately euro 52 million for the four year period 1998-2001, charging such expenses entirely to TIM as license holder of the TACS service. The liberation of the band in question, instead, was aimed at amplyfing the frequency resources to be destined to GSM and, as such, to be allocated among all the beneficiary operators.

TIM has consequently asked the TAR of Lazio to annul the judgments. In the meanwhile, the amounts corresponding to the disputed charges have been provided for in the financial statements.

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STET HELLAS

In 1996 Mobitel – a company of the Greek Interamerican group (now Demco Reinsurance) and, at that time, exclusive representative of Stet Hellas, initiated arbitration proceedings at the Paris International Chamber of Commerce to ascertain its right to receive commissions not only on outgoing traffic generated by the subscribers it had signed up but also on incoming traffic and on that generated by customers in default of payment. It thus requested payment of corresponding damages in addition to damages generated by the cancellation of the exclusive agency agreement for failure to achieve, by the agent, the minimum market share as contractually defined.

Stet Hellas, together with Telecom Italia (which took over from Stet International formerly the guarantor of Stet Hellas and, as such, a party to the contracts signed at the time) presented a counterclaim to cover the damages suffered as a result of the loss of the acquisition of market share caused by Mobitel breach.

An initial partial award (October 2000) was given which agreed with Mobitel’s request for commission on Stet Hellas revenues from incoming traffic. Subsequently, in November 2001, the Board of Arbitration affirmed its jurisdiction over the quantification of the amount of damages as well as the payment thereof.

The parties indicated their final claims which can be summarized in compensation for damages amounting to approximately euro 140 million on the part of Mobitel and approximately euro 890 million on the part of Stet Hellas and Telecom Italia.

* * *

In 1997 Stet Hellas terminated the agreement with the company Delan Cellular Services S.A. regarding the development of prepaid cards due to failure to comply with the obligations undertaken by Delan itself.

In February 1998 Delan initiated arbitration proceedings in Athens claiming damages to Stet Hellas for approximately euro 79 million.

Stet Hellas has asked that the court of Athens judges the procedural conduct of the arbitration board which, amongst other things, refused the request for an appraisal to be made by a third party as regards the exact amount of the damages claimed by Delan. Following such application the arbitration board has ordered the appraisal as requested by Stet Hellas and filed it in April 2003. The defensive line of Stet Hellas is considered well founded but in the meantime the Greek company has set up a provision fund for risks and charges.

TELEKOM SRBIJA

At the end of May 2003, OTE, a Greek telecommunications company, notified to Telecom Italia two notice of arbitration, respectively pursuant, to the shareholder agreement dated June 9, 1997 and the bilateral agreement between Telecom Italia and OTE dated June 4, 1997, alleging breaches of these agreements, due to the sale by Telecom Italia of its 29% stake held in Telekom Srbija to PTT Serbia. OTE specifically protests that, as a result of this sale, Telecom Italia (i) would have violated the preemptive right to which it was entitled according to the aforementioned agreement of June 4, 1997 (a right, however, that was subject to the consent of the Serbian government which, in this case, was denied), (ii) would not have proceeded to fully pay the percentage of management fees to which it was entitled and which was referred to in the technical assistance contract mentioned in the above June 4, 1997 agreement and (iii) would have violated the shareholder agreement in that, according to the same OTE, Telecom Italia couldn’t sell its investment without the consent of the other shareholders.

OTE also presented two requests for arbitration to PTT Serbia for different reasons. Under the sale agreements, PTT Serbia agreed to relieve Telecom Italia of any and all responsibilities with regard to OTE resulting from the shareholder agreement of June 9, 1997, the technical assistance agreement and any other contract related thereto.

The arbitration panel composed of three aribrators is in the course of appointment.

The balance sheets of Telecom Italia International contain a specific provision fund for risks.

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IS TIM

On March 31, 2003, a request for arbitration was filed with the Paris International Chamber of Commerce by IS Tim against the Turkish telecommunications regulatory agency in order to ascertain violation of the concession granted in October 2000 wherein it is stated that the agency has the obligation to create and maintain market conditions such as to permit effective competition among the providers.

IS TIM has asked for compensation of damages that are provisionally quantifiable in US $ 2.5 billion and which are to be decided on during the course of the case. Moreover, the company has expressly reserved to ask for the resolution of the concession contract and the consequent restitution of the price paid at the time.

Subsequently, in February of this year, the merger of IS-TIM and the Turkish radiomobile operator Avcell, controlled by Turk Telecom, took place. Concurrently, an agreement was reached with the Turkish telecommunications regulatoru agency which led to the resolution of the arbitration proceedings.

MED NAUTILUS

On June 30, 2003 Telecom Italia International received from all the minority shareholders of Mediterranean Nautilus Ltd, (51% of which is controlled by Mediterranean Nautilus S.A.) notice of exercise of a put option for an overall number of 24,500 shares of the same Mediterranean Nautilus Ltd, with an invitation to start negotiations to determine the fair market value. Telecom Italia International communicated that it had no obligation to purchase, having at the time transferred to Mediterranean Nautilus SA its stake in Mediterranean Nautilus Ltd. and all the connected obligations (including the put option) provided for in the shareholders’ agreement of Mediterranean Nautilus Ltd dated June 29, 2000.

Subsequently, in October 2003 FTT Investments (the minority shareholder of Mediterranean Nautilus S.A.) notified Telecom Italia, Telecom Italia International and Mediterranean Nautilus S.A. of a request for international arbitration for the cancellation of the agreement signed in March 2001 regarding the transfer from Telecom Italia International to FTT Investments of 30% of the share capital of Mediterranean Nautilus S.A..

FTT investments claims it was misled in purchasing the investment on the basis of a false representation (specifically, information was omitted concerning the existence of a put option by Mediterranean Nautilus S.A. on the Mediterranean Nautilus Ltd. shares owned by the minority shareholders). Accordingly, FTT invokes invalid consent as a result of fraudulent intent on the part of the Telecom Italia Group, or, in any case, invokes that it would have been led into error over the subject of the contract, asking for the restitution of the price paid (approximately US $ 98 million) in addition to interest and save the right to make additional claims.

Telecom Italia has requested the dismissal of arbitration proceedings as FTT Investments did not make any specific request to it.

IRIDIUM

On April 5, 2002 the Magistrate Judge of the US District Court for the District of Delaware dismissed the order against Telecom Italia (since it is no longer a direct shareholder of Iridium LLC) started in June 2000 by Chase Manhattan Bank (now JP Morgan Chase Bank) regarding the loan of US$ 800 million given to Iridium Operating LLC (a subsidiary of Iridium LLC) in 1998. The above decision of exclusion was appealed by Chase, which also decided to sue Iridium Italia S.p.A., in liquidation, a 30% owned affiliate of Telecom Italia (the remaining stakeis divided equally between TIM and Telespazio) and direct shareholder of Iridium LLC.

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In March 2004 the US District Court for the District of Delaware (the Judge of merits) considered the lawsuit mature for the decision without need of opening a hearing, non aligning to the judgments already taken by the Magistrate Judge and therefore rejecting the defendants defense. With respect to such procedural position and in default of the issuance of a ruling on the merit, Telecom Italia requested an appeal, objecting the non consideration of the defense arguments presented.

BRASIL TELECOM

In April 2001 the Brazilian company Brasil Telecom S.A. (“BT”, affiliated to Telecom Italia International through its holding Solpart Participações) brought two lawsuits before the Civil Court of Rio de Janeiro (Brazil) against, respectively, (i) Telecom Italia and Telecom Italia International and (ii) against two directors of BT appointed by Telecom Italia International. In these lawsuits a claim is being made for compensation for damages suffered by BT as a result of the acquisition of Companhia Riograndense de Telecomunicaçoes (“CRT”) and the failure to participate in the auction of the SMP (Serviço Movil Pessoal) radiomobile licenses. Such damages are supposedly the result of (i) in the case of CRT, alleged abuse by Telecom Italia and Telecom Italia International, who are accused of interfering with the negotiations for the purchase of the company and the determination of the sale price; (ii) in the case of the SMP auction, the impossibility of BT to take part in the auction owing to the alleged restrictions placed by the directors appointed by Telecom Italia International, under the supposition of favoring the subsidiaries of TIM in the assignment of the licenses.

Both cases are still in the preliminary investigation stages, as a consultant appointed by court for the estimate of the damages claimed by BT.

In the light of specific requests raised by Consob concerning the events which led to the legal actions of BT the following statement is made.

As far as the purchase of CRT is concerned, BT claims that Telecom Italia International started a series of activities to recognizean unjustified extra charge to the sale price to the sellers (amongst which Telefonica de Espana). This undue interference compromised the negotiations between BT and the sellers “freezing” them on a price of 850 million dollars which, only after considerable efforts made by the BT representatives, the sellers accepted to reduce to 800 million dollars, the price at which BT concluded the sale. BT is, therefore, asking for payment of damages incurred for an amount equal to the difference between the price paid for the purchase of the stake in CRT and the value of the stake at that time.

Telecom Italia considers BT’s claims groundless as they are based on a reconstruction of partial and incomplete facts and are not supported legally or by any forms of proof. In particular:

•	there is no proof of the undue assumption nor exercise by any of the defendants of powers to represent the plaintiff company in negotiations with the sellers of the controlling stake in CRT;

•	on the contrary, all the stages of the negotiations which led to the purchase of the shares of CRT by BT were regularly approved by the competent corporate bodies of BT itself and its controlling companies, on the basis of the evaluations acquired by third party consultants specifically appointed by BT.

As far as the auction of SMP is concerned, BT is claiming damages (not proven, not quantified and to be determined by the judge) for not being in a position to take part in the auction itself as a result of the illegitimate conduct of Telecom Italia, Telecom Italia International and the Directors appointed by it.

The lawsuit (started together with the lawsuit regarding the purchase of CRT) is considered unfounded.

Confirmation is given that TIM took part in the SMP auction in 2001 and was awarded the license to offer mobile telephony services on the whole of the national territory in GSM technology. TIM’s participation in the auction was disclosed at the proper time by the representatives of Telecom Italia International to the representatives of the Opportunity Group (indirect controlling company of BT).

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The Opportunity Group decided anyhow to let BT participate in the auction, even though its activities were focused traditionally on the fixed wireline and Opportunity and BT managers (appointed by Opportunity) were aware of the fact that

•	BT would have been able to compete exclusively for the mobile telephony license in a limited geographical area, not having satisfied yet the universal service objectives assigned to it at the time and

•	according to Brazilian regulations, BT would have been prevented from purchasing a license for the performance of mobile telephony services in the region in which it operates due to ownership by its indirect shareholders (Telecom Italia itself through several Brazilian subsidiaries of TIM and the Opportunity Group) of licenses for the performance of mobile telephony services in territories including the region itself.

BT’s Board of Directors was informed of BT’s intention to participate in the SMP auction only a few days before the close of the auction itself. Despite this, Telecom Italia did not impede BT’s participation nor did it ever impose any conditions to the BT offer.

* * *

On August 27, 2002 the Telecom Italia Group reached an agreement with the shareholders of Solpart for a reduction of its stake from 37.29% to 19% of the ordinary share capital, through the transfer of 18.29% of the ordinary share capital to Timepart Participações and to Techold Participações. This reduction together with the suspension of several governance rights assigned by agreement to Telecom Italia International enabled – amongst other things – the overcome of the regulatory impediments which had in fact, blocked the start of the GSM commercial offer by the local subsidiaries of TIM. In order to restore the original situation, within the framework of the operation, a reciprocal right of resale/repurchase has been provided for and can onlybe exercised upon occurence of certain conditions.

In November 2002, the local operators Telesp Celular and BCP asked for the suspension of the effectiveness of the above-mentioned share transfer as well as the related administrative ordinances. Following the rejection of the request for precautionary measures, BCP has filed a law suit – before the Federal Court of Brazil, against ANATEL, the Brazilian Telecommunications Agency, in order to obtain the annulment of the assignment of the GSM frequencies to TIM’s subsidiaries in Brazil. The case is currently still pending.

In December 2003, Telecom Italia International was notified of a request for international arbitration made by Techold and Timepart before the Paris International Chamber of Commerce. The request for arbitration has also been made to Telecom Italia. The request for arbitration is essentially aimed at obtaining a pronouncement of the “non implemention” of several clauses contained in the agreement of August 2002 regarding the retransfer of the stake transferred to Techold and Timepart, as well as the exercise of governance powers as provided for by the shareholders’ agreement currently existing between the Solpart shareholders. The Arbitration Board has not been created to date.

On January 19, 2004 the Brazilian Telecommunications Agency, Anatel, authorized – setting several conditions – Telecom Italia International to repurchase its stake in Solpart transferred at the time to Techold and Timepart, as well to exercise, once again, its governance rights.

Consequently, Telecom Italia International has asked for the retransfer of the above mentioned stake, having the prerequisites taken place.

Techold and Timepart have refused to comply.

Therefore, on January 23, 2004 Telecom Italia International filed, with the Rio de Janeiro Civil Court a petition to obtain an urgent ordinance protecting its right to have the fulfillment of the contractual obligations made at the time by Techold and Timepart, and binding as well for Solpart, Brasil Telecom Participações and Brasil Telecom, pursuant to Brazilian law. The judge following the proceedings has not yet issued any decision.

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In the meanwhile, Telecom Italia International has started the merit phase requesting – as permitted by Brazilian law – a provisional decision which will anticipate the final ruling. Finally, Animec (a national Brazilian association which represents the minority shareholders of listed companies) has presented the antitrust authorities with a petition to block the retransfer of the stake in Solpart, claiming that this would damage the overall competitive framework. On March 17, 2004 the antitrust authorities provisionally suspended the repurchase, on the basis of a valuation of the case as regards the possible existence of unfair trade practices. Telecom Italia International is currently defining its opposition to this ordinance.

* * *

Furthermore, during the process of drawing up the 2001 financial statements, the Telecom Italia management made evaluations of the portfolio of equity stakes held by Telecom Italia International, the holding company which has stakes in the foreign companies of the Group which operate in the field of wireline and integrated telephony. In the evaluation process due consideration was made of the strategic plan prepared by the management and which was assisted by the investment bank JP Morgan.

Solpart Participações is an affiliated company, evaluated in the financial statements of Telecom Italia International as all the other equity stakes, at cost (in the 2000 financial statements: euro 644 million), whilst in the consolidated financial statements of the Telecom Italia Group it is evaluated at equity (in the consolidated financial statements: euro 461 million). The value utilized for the purposes of posting the stake in the 2001 financial statements of Telecom Italia International and in the consolidated financial statements of the Telecom Italia Group for the same year was euro 238 million. The adjustment of the value of the stake in Solpart, to adjust the book value to the above-mentioned evaluation, was euro 397 million in the 2001 financial statements for Telecom Italia International and euro 151 million (adjustment of goodwill) in the Group consolidated financial statements for the same year 2001. These value adjustments –which, furthermore, were the last effected – were necessary following a decline in the overall economic and currency situation.

TELECOM ARGENTINA

On April 24, 2003 Telecom Italia filed a notice with the relevant Argentine authorities for the formal start of proceedings to resolve the disputes which arose between the foreign investor (Telecom Italia in this case) and the Argentine State, pursuant to the “Bilateral agreement between Italy and Argentina concerning the promotion and protection of investments”. The proceedings are aimed at receiving compensation for damages deriving from the emanation, by the local government, of measures considered to be detrimental to the investment made in Telecom Argentina.

In particular, the notice is required in order to start the period established by law in which to effect an attempt at an amicable settlement. If no decision is reached during this period, Telecom Italia will have the right to start specific arbitration proceedings.

DIGITEL

In 2002 Digitel, of which 67.12% of its share capital is owned by TIM International, as a consequence of the devaluation of the Venezuelan currency against the U.S. dollar, recorded an operational loss equal to approximately 120% of its share capital.

According to Venezuelan law, a decrease in the share capital by more than two thirds as a result of losses implies the liquidation of the company if – once the loss is ascertained – the shareholders do not provide for the replenishment of such loss.

According to the same law, the losses can be offset through contributions, without operating on the share capital. Those shareholders who do not contribute, pro quota, to the replenishment of

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the losses are entitled to a right of withdrawal, with a reimbursement of the stake in proportion to the percentage of the net equity resulting from the last approved financial statements. As the equity is negative, the withdrawing shareholders would not be entitled to anything.

In February 2003, the Digitel Board of Directors approved the project of the financial statements for the year 2002, ascertaining a decrease in the share capital due to losses in excess of two thirds as provided for by local legislation.

Following the approval of the afore-mentioned draft financial statements, during the period from March to June 2003, in order to avoid participating in the losses replenishment, some minority shareholders have initiated legal actions before the Venezuelan judicial authorities against Digitel and TIM International, in order to obtain the cancellation of the resolutions approving the 2002 project of financial statements and the issue of urgent measures to prevent the losses replenishment. Another minority shareholder asked, instead, on the basis of the losses resulting from the project of financial statements, the winding-up of the company.

Between May and June 2003, the Venezuelan courts rejected some of the appeals presented by the minority shareholders and revoked the precautionary provisions previously issued.

On June 6, 2003, the Digitel shareholders’ meeting, in order to avoid the winding-up of the company on the basis of opinions issued by Venezuelan legal consultants who assit TIM International, approved – with a the contrary vote of the minority shareholders present at the meeting and the favorable vote of TIM International – the financial statements for the year 2002 and the losses replenishment. On the same date, TIM International contributed, for its share, to such replenishment with a financial credit it had towards Digitel of approximately U.S. $ 45 million, resulting from a loan previously granted to the Venezuelan company.

At the deadline set for payment, some minority shareholders did not pay their share to replenish the losses. In particular, on July 11, 2003, the deadline set by the Board of Directors for the losses replenishment, the shareholders of the Santander Group and LAIB made their payment contesting, however, the legitimacy of the operation and reserving the right to claim their payment back in the case it was considered judicially illegitimate, whilst other shareholders did not make any payments whatsoever, contesting the legitimacy of the resolutions of the Shareholders’ Meeting of June 6, 2003.

Subsequently, on the basis of the actions taken by the minority shareholders, the local judicial authorities have taken precautionary measures, opposed by Digitel, measures which have – for the time being – prevented the completion of the replenishment operations.

Furthermore, since May 2003 arbitration proceedings are underway before the International Chamber of Commerce between TIM International and Venconsul, another shareholder of Digitel, in which the two parties have reciprocally ascertained several violations of the shareholder agreements. These shareholder agreements, signed by TIM International and by the main shareholders of Digitel upon acquisition of the stake by TIM International (November 2000) entitle the above-mentioned minority shareholders, amongst other things, to several veto rights on specific important matters as regards the management of the company.

Finally, in November 2003, the minority shareholders of Digitel who agreed to the afore-mentioned shareholder agreements, exercised the sale rights (“Put Option”) provided for in the agreement, with respect to the total amount of the stake owned. The procedure for the exercise of the Put Option provides, in short, that after an initial negotiation phase for the purpose of jointly establishing the exercise price, the determination of the price is assigned to two investment banks. Without an affirmative result of the initial negotiation phase, the shareholders who exercised the Put Option and TIM International appointed the investments banks to represent them and therefore, in February 2004, the parties exchanged the evaluations made by their respective evaluators in order to determine the “fair market value” of Digitel on the basis of which the price of the Put Option could be established. As the evaluations made differ significantly as refers to the amount, the final phase of the procedure must now be implemented, which involves the appointment by the two evaluators of a third independent investment bank which must establish in a mandatory manner, the afore-mentioned “fair market value”.

As at March 2004, the investment banks have not yet appointed a third independent evaluator.

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SUSTAINABILITY SECTION

CONTEXT

“Telecom Italia Group proposes Sustainability as a business value, a tool for programming, management and control”.

The dedicated awareness placed by the Group on satisfying those bearing legitimate interests on which the Group depends and, at the same time, influences by its own activities, has been constantly renewed for the last seven years.

As from last year, the Annual Report has included the Sustainability Section, taking the place of “Other information”, which the legislator now leaves to the discretion of the companies.

This section is divided according to the stakeholders affected by Sustainability: Customers, Suppliers, Competitors, the State and Institutions, the Environment, the Community, Human Resources and Shareholders.

The section on Shareholders also contains information on Financial Communications and the Safeguarding of Privacy.

RESULTS

During 2003, the Group completed a number of measures intended to introduce the model of Sustainability into the main corporate processes:

•	Implementation of an organizational management model for Sustainability:

•	definition of the role of orientation, coordination and control of the Group Sustainability function (February 2003) at Group level;

•	identification of those responsible in the organization in all the corporate functions, business units and operating activities to oversee the various activities;

•	integration in reporting processes:

•	inclusion of a Sustainability section into the Consolidated Financial Statements and the financial statements of listed subsidiaries;

•	standardization and computerization of sustainability reporting and alignment with economic, financial and managerial systems of reporting (implementation of the Sustainability Module within the Enterprise Analytic Portal - EAP application);

•	selection of some Sustainability Key Performance Indicators (KPIs) to be introduced to the Group tableau de bord;

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•	start up of dedicated planning processes:

•	implementation of a system for planning, monitoring and evaluating Sustainability;

•	incorporation of the Strategic Plan for Sustainability (SPS) within the Corporate Business Plan for 2004-2006, establishing guidelines for the Group and individual Business Units.

The beginning of 2003 saw the launch of the Control & Risk Self Assessment (CRSA) project. The aim of the project is to ensure that the Group has a tool that it can use to identify, evaluate and manage operational risks, and also to adapt its performance to national and international best practices in the field of Corporate Governance (Preda Code, Sarbanes-Oxley Act).

COMMITMENTS

15 “areas of interest” have been selected and will be monitored to see whether they have a positive or negative impact in terms of sustainability, in order to harmonize stakeholders’ expectations and raise their level of satisfaction. Particular focus points in 2004 include customer satisfaction and quality of service. Planning activities have been set in motion to achieve these objectives.

A joint period of active testing is to be organized with the Bocconi University in Milan to assess the Group’s non-financial performance (intangible assets). The aim is to assess the creation of value generated by pursuing the aims of Sustainability.

This year will also see the start of a systematic campaign to emphasize the commitment made by the Telecom Italia Group in developing the governance processes in terms of Sustainability, with the aim of maximizing its benefits in terms of reputation.

REFERENCES

When it was defining and implementing the strategy and programs for Sustainability, Telecom Italia Group used the guidelines proposed by the main bodies responsible for orienting and standardizing Corporate Responsibility.

Since 2002, Telecom Italia has subscribed to the nine principles of the Global Compact, the key benchmark at world level launched in 2000 by the UN to promote the safeguarding of the environment and respect for human rights and labor standards in companies.

The model for monitoring and reporting on Sustainability is based on a multi-stakeholder analysis approach and on a set of performance indicators (314). Telecom Italia Group bases its reporting on the guidelines of the Global Reporting Initiative (GRI), according to the principles of the Global Compact. These guidelines are intended to encourage harmonious reporting on economic, environmental and social issues (triple bottom line).

The indicators being monitored are consistent with the information required by the main rating agencies (SAM for the Dow Jones Sustainability Index, EIRIS for the FTSE4Good and SIRI) for admission to listing on the sustainability stock exchanges.

The Sustainability management system also takes into account the main international standards for the various stakeholders:

•	ISO 9000 and ISO 14000 quality certification for systems for managing quality and the environment, to ensure quality of service for customers and respect for the environment;

DJSI (Dow Jones Sustainability Indexes): stock exchange listings of shares of companies committed to Sustainability, processed by Dow Jones in association with SAM (Sustainable Asset Management).

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•	Social Accountability 8000 (SA8000), the aim of which is to encourage respect for human rights and decent working conditions on the part of suppliers and sub-suppliers alike;

•	London Benchmarking Group (LBG) guidelines for measuring investments in the Community;

•	International Labour Organization (ILO) for respect for the fundamental rights of workers and the Human Development Enterprise (HDE) index of proper labor and employment practices, also drawn up by the ILO, to measure performance with regard to Human Resources.

The Group’s Corporate Governance system is based on criteria of exactness and transparency and reflects the highest national and international standards, since protecting its shareholders is a top priority.

The Group not only observes the most common standards but monitors out the various stakeholders involved and compares its own performance with that of the competition and the best practices of Sustainability. Constant monitoring of Corporate Responsibility and its management tools is also a top priority.

FTSE4Good (Financial Times Stock Exchange): stock exchange listings of shares of companies which respect certain standards of responsibility launched by FTSE in association with EIRIS (Ethical Investment Research Service) and Unicef (United Nations Children’s Fund).

SIRI (Sustainable Investment Research International Group): group of 10 research organizations which intend to supply and promote quality products and services resulting from research on social investment on a global scale.

ACKNOWLEDGEMENTS

The “Trust Us - Survey of Corporate Sustainability Reporting” survey, conducted at the end of 2002 by UNEP (UN) included Telecom Italia, the only Italian company to be represented, among the 100 best companies in the world in terms of the quality of its reporting on Sustainability.

In 2003, the two main companies of the Group listed on the Stock Exchange, Telecom Italia and TIM, were admitted to the main FTSE4Good Indexes (Global 100 and Europe 50), the Global Ethibel Sustainability Index (ESI) and the ethical indexes of E.Capital Partners. Both were declared eligible and were classified as runners up in the Dow Jones Sustainability Indexes. In other words, they will automatically be able to fill the place in the index should any one of the companies in that specific sector “leave” during the course of 2004.

In November 2003, Telecom Italia received the Operational Excellence Award, awarded by the Tele Management Forum (an international, non-profit organization for promoting the ICT services industry), for the development of its new broadband platform.

In the 2003 edition of “Best 100, the best companies to work for” organized by Skillpass (a company specialized in training and selecting personnel, in which Sviluppo Italia and leading Italian banks hold investments), Telecom Italia was rated as the most desirable company to work for in Italy. Telecom Italia was “the company which won the highest number of votes from the Italian public, who thus rewarded two years of innovative management and the dynamic performance of the Group, bestowing a prestigious honor on the corporate brand of Telecom and the values which it succeeds in conveying through its activities”.

In the sphere of the “Pubblicità per bene” award, Telecom Italia received a special mention as a company which has distinguished itself in making an economic contribution for social purposes for the “numerous initiatives geared to promoting, raising awareness of and supporting social and cultural ends” achieved through Progetto Italia.

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CHARTERS AND CODES

The Group’s governance system is based on three fundamental codes of conduct, which are in the process of being applied to all the companies in the Group:

•	the Code of Ethics, adopted in 2002, which constitutes the charter of fundamental values with which the Group identifies;

•	the Self-Regulatory Code, updated in October 2003, regulating the responsibilities and functions of the Board of Directors, and incorporating current legislation;

•	the Code of Conduct for Insider Dealing, also updated in October 2003, which regulates obligations regarding the disclosure conduct related to transactions of the listed shares of the Group carried out by “people in sensitive positions” and the disclosure of information regarding such transactions to the market.

The Group has adopted an organizational model in compliance with Legislative Decree 231/2001, which sanctions the administrative responsibility of a company for crimes committed by its directors or employees. The aim is to regulate internal processes in a way that reflects the Group’s principles of transparency, correctness and fairness, and with the added aim of preventing situations or conduct which might potentially harm the company.

The codes and other documents related to the tools of Corporate Governance adopted by the Group can be consulted on a dedicated section of the corporate website www.telecomitalia.it (Investor Relations - Corporate Governance).

Telecom Italia has adopted a system of values which must constitute a constant benchmark of conduct for everyone who works for the Group, reinforcing the idea that they belong to one company. In addition, a Managerial Model has been identified which constitutes a synthesis of the conduct to which managers in the Group should refer in the pursuit of their business objectives.

Values	Managerial Model
Customer focus	Central importance of the customer

Assuming responsibility	Creation of value

Innovation	Investing in people

Pro-action	Regulating change

Speed	Networking and integration

Integration

Transparency

Professional excellence

The principles of conduct with regard to customers and the commitments made by the main companies in the Group in terms of quality of service are described in the Charter of Services. The charter was reviewed in 2003 to bring it in line with the new requirements of transparency, clarity and timeliness demanded by the Italian Communications Authority (AGCOM). Telecom Italia’s Charter of Services can be viewed on the corporate website (www.187.it).

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VALUE ADDED AND STAKEHOLDERS

The following tables show the value added generated by Telecom Italia Group, distributed among the various stakeholders.

GROSS VALUE ADDED AND STAKEHOLDERS

	2003 (a)	2002(1) (b)	Change % (a-b)/b
(millions of euro)
Sales and service revenues	30,850	31,408	(1.8%)
Standard production value	31,595	32,053	(1.4%)
Raw materials and outside services	(13,018)	(13,311)	(2.2%)

Value added	18,577	18,742	—

Telecommunications license fee	56	431	(87.0%)
Other items (2)	(1,206)	(341)	—

Gross value added	17,427	18,832	—

(1)	The data relating to 2002 refers to the Olivetti Group following the merger with Telecom Italia.

(2)	The other items represent the balance between the various items of the statement of income: sundry income/expense, extraordinary income/expense, dividends referring to the year 2002, the TLC license fee, value adjustments to financial assets, income (expenses) from equity investments, financial income, the Parent Company interest and the minority interest in the net result for the year.

DISTRIBUTION OF GROSS VALUE ADDED AMONG STAKEHOLDERS AND OTHER PARTIES

	2003 (a)	2002 (*) (b)	Change % (a-b)/b
(millions of euro)
Employees	3,376	3,719	(9.2%)
State	2,506	(358)	—
of which:
• Social security costs	1,308	1,237	5.7%
• Direct taxes	1,014	(2,210)	149.5%
• Indirect taxes	128	123	4.1%
• TLC license fee	56	431	(87%)
• Dividends (Ministry of Economy and Finance)	0	61	(100%)
Minority shareholders: (excluding the Ministry of
Economy and Finance)	1,049	3,607	(70.9%)
Lenders	3,146	3,862	(18.5%)
Business (depreciation and amortization, provisions to reserves for risks and charges, other valuation adjustments)	7,350	8,002	(8.1%)

(*)	The data relating to 2002 refers to the Olivetti Group following the merger with Telecom Italia.

For comments on the change in direct taxes, please refer to the section on the State and Institutions.

CONTRIBUTION TO STAKEHOLDERS IN 2003

(euro)
Suppliers (*)	16,090 million	Consumption of raw materials and external services, industrial investments (*)
State	2,506 million	Expenses and taxes
Employees	3,376 million
Shareholders	1,049 million	Dividends distributed
Lenders	3,146 million

(*)	The breakdown of the contribution to the stakeholders is described in the section on Suppliers.

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CUSTOMERS

CUSTOMER FOCUS

Telecom Italia Group’s customers are one of its main assets. Indeed, the Group has decided to include customer focus, pro-action and transparency of information among its primary corporate values.

In 2003, Telecom Italia SpA introduced a parameter linked to customer satisfaction in the overall incentive system. In fact, alongside the profitability indicator (gross operating profit), a Customer Loyalty indicator has be added that carries a weight of 30% on the profit bonus. The indicator is an average of customer satisfaction with regard to the offer of services, Customer Relationship Management (CRM) system, corporate image and technical quality.

This change, which is highly innovative within the Italian industrial spectrum, shows the high priority being given by Telecom Italia to the satisfaction expressed by the customer.

It also shows that it regards this factor as being a fundamental prerequisite for the creation of value and the maintenance of its position as market leader.

EFFECTIVENESS OF CRM (Customer Relationship Management)

In order to build a closer relationship with its customers and to identify and satisfy their requirements, the Group has adopted a multi-channel approach to CRM, by making available to its customers more than 1,000 technical support centers, almost 800 toll-free numbers and numerous websites, specialized according to the segment of services or the country involved.

MAIN CHANNELS OF CRM ACTIVE AT DECEMBER 31, 2003

BU	Wireline	Mobile	LAW	Internet & Media
Toll-free numbers	636(1)	56	74	3

Calls received by toll-free numbers	98,405,736	99,523,402	12,348,704	4,159,226

Technical support centers	34	937	26	27

Websites	www.187.it	www.119.tim.it	www.entelchile.net	tin.virgilio.it

	www.191.biz	www.privati.tim.it	www.entel.com.bo	areaclienti.virgilio.it

	www.aliceadsl.it	www.business.tim.it		help.virgilio.it

	www.info412.it	www.iltelefoninonline.tim.it

	www.radiomarittimi.it	www.timbrasil.com.br

	www.wholesale- telecomitalia.it	www.timnordeste.com.br www.digitel.com.ve

	www.ti-sparkle.it	www.tim.com.pe

	www.atesia.it	www.telestet.gr

www.pathnet.it

(1)	Including customized numbers for Executive customers.

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Communication with residential customers takes place mainly through call centers, websites and through e-mailshots (for example, the TIMNews newsletters, which had been delivered to almost one million subscribers by December 31, 2003) and SMS.

Communication with business customers takes place through direct (for Corporate customers) and indirect (small/medium-size businesses and professionals) sales channels; after-sales support is supplied through the call centers, Internet and other consumer channels.

During 2003, many CRM channels and instruments were update in order to ensure more complete knowledge and accurate profiles of the corporate clientele.

On the websites, registered customers have access to a wide range of services. They can modify personal data, check their traffic status, configure or activate services, pay bills or recharge their phones, change the type of subscription, purchase products, search for points of sale, request information, technical and commercial assistance, manuals for mobile phones, subscribe to or consult loyalty programs and other services.

Finally, new information systems have been introduced for CRM; the TIM information system can monitor more than 300 parameters.

The clientele is increasingly satisfied with customer care, as shown by the recent results of surveys conducted periodically by external companies into customer satisfaction with the service supplied by the Group’s call centers.

CUSTOMER SATISFACTION WITH CUSTOMER CARE IN THE MAIN COMPANIES OF THE GROUP

Company	Clientele segment	Overall customer satisfaction
Telecom Italia Wireline	Consumer [1]	84%
	Business [2]	71%

TIM	Consumer [3]	90%
	Business [4]	77%

Stet Hellas	Consumer + Business [5]	94%

Telecom Italia Media (Tin.it)	Consumer [6]	72%
	Business [6]	63%

[1]	Level of satisfaction with customer care supplied by the “187” service; sum of the percentages of customers who described the service as excellent, very good, or good; data relates to the last quarter of 2003;

[2]	Level of satisfaction with customer care supplied by the “191” service; sum of the percentages of customers who described the service as excellent, very good, or good; data relates to the last quarter of 2003;

[3]	Level of satisfaction with customer care supplied by the “119” service; sum of the percentages of customers who described the service as excellent, very good, or good; data relates to the last quarter of 2003;

[4]	Level of satisfaction with customer care supplied by the Business toll-free number 800 846 900; sum of the percentages of customers who described the service as excellent, very good, or good; data relates to November 2003;

[5]	Level of satisfaction with customer care supplied by the customer service (toll-free and pay numbers); sum of the percentages of customers who described the service as excellent, very good, or good; data relates to the last quarter of 2003;

[6]	Level of satisfaction with customer care supplied by the toll-free number 80 33 80 to Tin.it Pay customers; sum of the percentages of customers who said they were very satisfied or satisfied with the service; annual average.

The range of services and rate profiles is continuously evolving with to fulfil the needs and expectations of the clientele. In an endeavor to achieve transparency and provide complete information, all the changes are communicated promptly to the clientele through the various channels available: in the pages accompanying phone bills (in the case of Wireline), on the website, through mailing, call center operators, points of sale and agents. In addition, specific announcements about changes in prices, the launch or termination of services, or changes in telephone numbers are published – in compliance with the instructions given by the national Regulatory Authority – in the leading Italian daily newspapers.

Another channel used to inform customers and help them to choose services in an informed way is advertising campaigns and promotions, to which the Telecom Italia Group applies the same principles of transparency and conformity to existing laws.

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LEADERSHIP IN INNOVATION

Telecom Italia Group is on the leading edge when it comes to technological innovation of products and services, fixed and mobile telephone services, Internet access technology, web services and television.

MAIN INNOVATIONS ON THE ITALIAN MARKET IN THE SECOND HALF OF 2003

Company	Services segment	Services/ product	Main features
Telecom	Broadband	Alice	- Re-chargeable: prepaid ADSL (first in Europe)
Italia	Internet	(residential	- Free: ADSL pay-as-you-go (first in Europe)
Wireline	services	ADSL)	- No monthly subscription charge

		Wi-Fi	- New commercial rate plans in the private and public sphere
- Varied pricing profiles (monthly subscription charges, pay-per-use, flat rate/time rate charged by hour/day/week) which are highly competitive compared to the main European operators

	VAS residential	SMS	- Text messages can be sent from or received by a fixed phone
	phone service		- In the case of phones not equipped for this service, a voice message replaces the text message

		4*	- Voice portal for access to Telecom Italia services from any phone

		405	- Supplies the numbers of the last 5 unanswered calls

	Products	Aladino

-   Cordless with the features of the latest generation of mobile phone (first in Europe): color display, text messaging, a phone directory with 200 numbers which can be interfaced with a SIM card, games, innovative ringing tones

TIM	Mobile office	Blackberry	- Expansion and improvement of the range of services (surfing the Internet, integrated management of file attachments,…)
- Extension of service to customers (subscribers, prepaid customers, first in the world) in the Neb Client version

	VAS	Video Messages	- Facility to make short films – up to 40 seconds – and sending them by MMS or e-mail
- Highly favorable rate options and promotions

	Mobile	GSM on the ship	- Extension of the TIM service on board Costa Crociere ships
	telephone service		- Public rate plan with special rates, and customized contract for Costa Crociere customers

		Prepaid pay- as-you-go abroad	- Launched in conjunction with Telefonica and T-Mobile, this service enables prepaid customers to credit their phones in Spain and Germany, using the prepaid cards of the partner operators

	SIM Card	3G SIM Card	- Can store hundreds of JPG files
		with 1 Mega of memory	- Very fast card-phone communications (40 times faster than a 2G card)
- Developed for TIM by Oberthur Card Systems and ST Microelectronics

Telecom Italia	Internet	Chiave Unica	- Enables users to use the Tin.it and Virgilio services in a single environment, eliminating the need for re-authentication

Media (Tin.it)	Broadband Internet	Hot Spot Tin.it	- Testing and commercial launch of wireless Internet connectivity (Wi-Fi) - Free of charge and reserved for paying Tin.it clientele

		HELP Express	- Automatic technical support service
- Checks the proper functioning of Internet connections, e-mail, surfing speed, configuration
- Provides immediate solutions to configuration problems
- Users can check on processing status of requests forwarded
- Communication via chat with operators

		Communicator (+)	- For all customers: e-mail, remote disk and photo-album

-   For paying customers: advanced messaging services (receipt of fax and Voice messages, audio and video messages and SMS, video-calls, integrated phone directory, diary with reminders of appointments via e-mail/SMS)

- Services accessible from any PC connected to Internet

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La7	Televisione	Digital	- Television - Start of testing in Bologna and Turin
		Terrestrial	- Packages of content and services in still to be defined
		Television	- Access to a greater number of TV channels with better quality audio and video
- Possibility of supplying richer content and interactive services thanks to the integration of video/data/audio and the use of
TLC access channels

CONCERN FOR THE QUALITY OF SERVICE

During 2003, Telecom Italia Wireline, TIM and Tin.it renewed their respective Charters of Services. These “Charters” describe the fundamental principles of conduct with regard to the clientele in terms of quality of service, implementing the measures contained in Resolution No. 179/03/CSP issued by Italian Communications Authority (AGCOM). The main areas of intervention include improving standards of quality in the supply of services, repairs, replies by the operators, improvements to the procedure for dealing with complaints and the supply of services/products to customers with special needs.

The General Subscription Conditions, which are specific to the various services involved, regulate contractual dealings with customers and are in keeping with the measures contained in Legislative Decree No. 259 of August 1, 2003.

The documents mentioned can be consulted on the corporate websites.

All the companies in the Group have implemented end-to-end control systems, which are often extended to the sales networks, to monitor the quality parameters of the services supplied.

AVERAGE TIME SPENT ON TECHNICAL MAINTENANCE CALLS IN THE MAIN GROUP COMPANIES

Company	Service	Average maintenance time
Telecom Italia Wireline	Residential phone services (general telephone network + ISDN)	13 hours

	Business phone services	6 hours

	Residential ADSL	14 hours

	Business ADSL	5 hours

TIM	Business phone services	2 working days

Telecom Italia Media (Tin.it)	ADSL	1.25 solar days

	Dial-up	Problem solved with customer over the phone

Note: in the case of Wireline and TIM the data refers to the annual average in 2003, whereas, in the case of TI Media the data refers to the second half of 2003.

In the IT Market BU, the average time spent on maintenance calls is defined in the contract (through the Service Level Agreement). In IT Telecom (IT Group), the response times for VAS services and Data Centers vary according to the type of intervention: 8 hours for restoring the line, in a standard maintenance job, 2 hours in the case of a mission critical call.

At the end of 2003, customer satisfaction with the quality of the network in TIM was higher than 90%. Customer satisfaction of Tin.it (Telecom Italia Media) customers with the quality of the ADSL service was higher than 93%.

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During 2003, almost all the Business Units added further quality certification to their Quality Systems, as follows.

BU	Certification	Company/certified areas
Wireline	ISO 9001	Telecom Italia Wireline, Atesia, Elettra, Pathnet

	Vision 2000	Atesia

Mobile	ISO 9001	TIM, Stet Hellas and Maxitel

	QWEB	Websites: Investor Relation and i.tim.tim

Internet & Media	ISO 9001	Buffetti, CIPI, Databank

	Audiweb	Matrix

ITM	ISO 9001	14 out of 19 companies

	NATO AQAP110/150	Projects acquired with the Client Ministry of Defense

ITG	BS 7799	IT Telecom

	ISO 9001	IT Telecom

Olivetti Tecnost	ISO 9001	Office Products Division, Italian Sales Division, System Division, Olivetti I-JET

All the Group companies have adopted procedures for technical assistance and customer complaint management, which have been integrated with or incorporated into the quality management systems.

DISPUTES WITH CUSTOMERS

The following table gives a complete picture of the complaints raised by customers and the cases of litigation in Italy in 2003 for all of the business units.

	Number of complaints		Number of cases of litigation pending
	Received	Resolved
Group	4,589,965	3,989,169	2,690
Wireline BU	3,470,571	3,037,673	2,237
Mobile BU	1,799,949	1,191,307	416
Internet & Media BU	17,813	17,742	13
IT Market BU	7,179	7,171	12
IT Group BU	—	—	14
Olivetti Tecnost BU	200	190	3

Although the option is still at the experimental stage, both Telecom Italia and TIM are offering their customers the chance to access a free, rapid out-of-court procedure to resolve disputes (Procedure of Conciliation and Arbitration: users can access the regulations and the application forms on the following websites: www.187.it and www.191.it). The procedure was agreed with consumer associations and was reviewed in 2003 to bring it in line with the new European directives on out-of-court settlements.

Applications for conciliation and arbitration handled in 2003	Wireline BU	Mobile BU
Number of applications for conciliation served	884	102
Number of applications for conciliation discussed	708	90
Number of applications for conciliation rejected	177	3
Number of applications for conciliation awaiting discussion	5	6
Number of applications for conciliation settled	654	7
Number of applications for conciliation unsettled	52	60
Percentage of applications for conciliation executed within 90 days	43	0
Percentage of applications for conciliation executed within 45 days	57	100
Number of applications for arbitration served	148	7
Number of applications for arbitration discussed	30	7
Number of arbitration cases resolved favorably	36	1
Number of arbitration cases resolved unfavorably	82	0

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RELATIONS WITH THE CONSUMER ASSOCIATIONS

Telecom Italia Group began collaborating with the main consumer associations in 1997, when it signed the General Framework Agreement with the 11 main associations. Negotiations and meetings continued in 2003 aimed at safeguarding customers’ rights, particularly through monitoring and improving the application of the Charters of Services and the General Subscription Conditions.

The aim of a meeting held between Telecom Italia top management and the national representatives of the Consumer Associations at the Future Center in Venice, was to verify and confirm the content of the General Framework Agreement, by analyzing the impact of technological development and TLC services and evaluating the main problems raised by the associations.

Within the framework of the Consumers’ Forum, which brought together Consumer Associations, companies and research institutions operating in the sphere of consumers’ rights, numerous research projects were launched. The projects, which will examine consumerism and the role of the associations, will be completed by mid-2004.

The representatives of the Consumer Associations were involved in the review of the Charters of Services, contracts and the Conciliation Regulations of the Group.

The Group’s commitment to the area of consumers’ rights was also expressed in the following activities:

•	spreading information about the possibility of benefiting from special contractual conditions destined for the categories of weaker customers;

•	collaboration with the Italian Communications Authority (AGCOM) for services that must be provided as part of the Universal Service and the adoption by the Agency of a procedure for reconciliation and arbitration between the operators and users of the services;

•	development of a procedure to safeguard users from potential hoaxes played on the Internet using services such as 709, including the free permanent disconnection of these services and the freezing of the amounts involved in disputes.

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SUPPLIERS

With the aim of quantifying its dealings, the following table shows the consumption of external goods and services and industrial investments between Telecom Italia Group and its suppliers:

TELECOM ITALIA GROUP

(millions of euro)	2003		2002 (*)
Consumption of raw materials and external services (net of basic subscription charge or grants)		12,962		12,880
- of which related parties	454		498
Industrial investments		4,894		v
- of which, related parties and internal capitalization	1,312		1,163
Total contribution		17,856		17,781
- of which, related parties and internal capitalization	1,766		1,661
Total net contribution		16,090		16,120

(*)	The data relating to 2002 refers to the Olivetti Group following the merger with Telecom Italia.

RELATIONS

Telecom Italia Group’s procurement policy is based on criteria of transparency and reciprocal cooperation. Suppliers selection is based on the competition between “qualified” suppliers, who have been admitted to a special Register of Vendors. At year-end 2003, the register contained approximately 1,750 suppliers.

The Purchasing Function has been organized in a centralized way at Group level so that relations with suppliers can be managed in a uniform way and with the aim of improving the efficiency of the procurement process. In order to ensure that competitive bids take place in full respect of the criteria of objectivity, so that every supplier has the same opportunities, and with the aim of stimulating competition among suppliers, on-line bidding is being encouraged. Among other things, this will enable suppliers to check on developments and to learn the final result of the bids in real time.

The Purchasing-Quality Function always asks the main suppliers to comment on the process of evaluation and control adopted by the Telecom Italia Group. The aim of this is partly to identify areas for improvement and partly to establish a constructive dialogue with suppliers which, at the same time, is receptive to the requirements of the stakeholder.

NEW PROCEDURES

A new procedure has been adopted for the Qualification of suppliers for all the companies in the Group. The parameters used to evaluate companies who apply to be included in the Telecom Italia Group Register of Vendors have been updated, with the introduction of the criterion of ethical suitability. This move safeguards all the stakeholders to a higher degree and improves relations with the actual suppliers in the medium/long-term.

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In particular, suppliers are asked to respect the principles in the sphere of human rights, labor and the environment contained in the “Global Compact”, promoted by the United Nations Organization, to which the Ethical Code of Telecom Italia Group specifically refers.

A new Group Vendor Rating procedure has been determined to evaluate all the technical, commercial and administrative aspects of purchases.

Periodical monitoring takes place for each commodity category on an annual or six-monthly basis. The main factors to be monitored through this process are:

•	the extent to which the production process meets technical specifications;

•	respect of delivery terms;

•	behavior with regard to commercial dealings;

•	the efficiency of the administrative invoicing process;

•	respect for the guidelines expressed in the qualification procedure, and for Sustainability parameters.

Once the global vendor rating (IVR) indicator has been determined, the Vendor Rating process then classifies the supplier. This classification makes it possible to scale the controls on the quality of the supplies and ensures that the supplier will remain in the Register of Vendors permanently.

Suppliers are systematically informed of the results of the Vendor Rating procedure, so that they are aware of the Group’s “degree of satisfaction” with them and the positioning of their evaluation compared to that of their competitors.

Guidelines have been established for controlling the quality of incoming goods for all the Group’s Business Units and Corporate Functions, with the aim of creating synergies and rationalizing the entire process. Deeper controls are carried out in the case of new suppliers or those with a low rating, whereas, in the case of suppliers who offer high enough guarantees of overall reliability, controls are delegated to a greater or lesser extent to the actual supplier, by means of a self-certification process (comaking report), which shifts the responsibility for checking supplies upstream of the production process as much as possible.

“Guidelines for monitoring suppliers and the drawing up of contracts regarding waste disposal management” have also been established. The guidelines require special controls to ensure that the services commissioned are being carried out correctly and in full respect of the highest standards governing waste management and disposal. The frequency with which controls are carried out is established according to the size of individual suppliers and their sphere of operation. The results of these controls help to establish the Vendor Rating.

CONTROL

The quality rating of suppliers is monitored throughout the procurement process. It starts before the contract is drawn up. First, suppliers are selected through the Qualification process. Next, supplies are verified and their quality rating is assessed, together with the overall performance of the suppliers, through the Vendor Rating process described above.

Controls are generally carried out on a random sample basis, according to a specific risk assessment model for the commodity category to which the supplier belongs. Further controls may be carried out in the case of new suppliers or if particular problems have been encountered. The results of the controls, which in 2003 numbered more than 13,600, lead to the following action:

•	inclusion in/exclusion from the Register of Vendors listing the qualified suppliers of the TI Group;

•	authorization (where appropriate) to sub-contract activities to third-party companies;

•	overall assessment of the supplier with regard to specific commodity procurement categories through the award of a Vendor Rating;

•	acceptance or refusal of the supplies;

•	possible contractual implications which, through the application of penalties, may lead to the eventual termination of the contract.

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COMPETITORS

RELATIONS

During 2003, Telecom Italia Group continued its collaboration with the OLO (Other Licensed Operators), ISP (Internet Service Providers) and other television licensees. In many cases, the latter are also commercial partners or customers vis-à-vis the products and services offered by the Group.

A description of the main initiatives undertaken with competitors in 2003 is commented below.

Telecom Italia

In the experimental field of Digital TV, Telecom Italia participated, in collaboration with its competitors, in conferences, seminars, study days and round tables on the main technical, economic and regulatory topics of the sector, particularly with reference to the development of innovative services. Telecom Italia Group, which has entered the Digital TV sector with the La7 and MTV channels, is actively co-operating with other television companies and is continuing testing of digital terrestrial television on its own sites.

Along with other operators of the wireline network, Telecom Italia has organized numerous encounters with the aim of creating a framework agreement for the setting up and operation of a single database containing all the numbers and other data required for identifying the subscribers of fixed national telephone service carriers. The aim is to provide Italian consumers with an information service based on one directory containing the names of all the subscribers to the fixed network.

The aim of the introduction of the ENUM (tElephone NUmber Mapping) protocol is to supply a translation function between telephone numbers and Internet names. By using ENUM, it is possible to turn the telephone number into a “universal name” associated with the customer, both for phone and voice/data services, using already-existing networks. Telecom Italia and other Italian TLC operators have participated in the public consultation begun by the National Regulatory Agency, with the aim of evaluating the appropriateness of and interest in introducing the protocol from the point of view of operators and the general public.

TIM

Under the aegis of the National Regulatory Agency, TIM signed an agreement with other mobile telephone operators to create a database of mobile terminal identification codes (International Mobile Equipment Identity – IMEI). The database will enable stolen phones to be identified remotely and rendered unusable through connection to the CEIR (Central Equipment Identity Register), a centralized database set up by the GSM Association. In future, the agreement, which should become operational during the first half of 2004, will make it possible to integrate with similar systems existing in other European countries.

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As far as litigation with competitors is concerned, please refer to the “Disputes, litigations and legal proceedings pending” section of the Report on Operations.

RELATIONSHIP WITH ORGANIZATIONS AND ASSOCIATIONS

On a European level, relations with sector institutions were given a further boost with the aim of sharing experiences in the field of the regulatory framework with other competing operators and creating a truly competitive international context. Of the many initiatives, Telecom Italia supports a market and investment strategy which is directed to the promotion of eEurope. This is an action plan which aims to speed up the development of digital services in member states of the EU and establish a series of measures which the countries involved must adopt in order to exploit the opportunities offered by information technologies.

Along with the CEO of the leading European companies operating in the sphere of telecommunications, Telecom Italia has organized a round table which will act as an interface with the European Commission for deciding the future of the evolution of the Regulatory Framework. Periodically, meetings will be arranged to discuss the most important aspects of the regulations. Numerous initiatives were continued at Community level within the context of the various associations, for example:

•	the Brussels Round Table, which, through a cycle of events organized during the year, intends to outline the future development scenarios of the telecommunications market, particularly for broadband services;

•	ETNO (European Telecommunications Network Operators’ association), which is the largest association in the sector on the Continent. Its aims include the development of a competitive, efficient European telecommunications market, through coordination between the various operators and dialogue with institutions. Telecom Italia is on the Executive Board and chairs the Sustainability working group;

•	ITU (International Telecommunications Union), which is part of the United Nations System and aims to promote the development of the sector on an international level through cooperation between the public and private sectors.

Together with other operators in the sector, Telecom Italia Group participates in the activities of the Fondazione Ugo Bordoni which conducts research work in the most advanced hi-tech spheres of the telecommunications sector. Projects include work on Internet security, digital cinema and television, second-generation Internet, e-learning, radio systems with low environmental impact, new technologies for search engines and Internet access from wireless equipment. Telecom Italia’s annual contribution to Fondazione Bordoni are included in the calculation of the contribution to the “Community” stakeholder according to the model of the London Benchmarking Group.

Work continued in the management of relations with associations and the coordination of representation and lobbying activities with Confindustria and member associations. Initiatives at national and local level, which, in some cases, are shared with competitors, consist in action and meetings to promote business development and the safeguarding of corporate interests. Topics include economics, standards, labour unions and labour.

REGULATORY FRAMEWORK

The regulatory framework of the telecommunications sector in Italy has been transformed with the coming into force on September 16, 2003 of the new “Code of electronic communications” which, among other things, incorporated into the national regulatory framework the EC Directives referred to in the “99 Review” relating to electronic communications networks and services (the Directives on “Access”, “Authorization”, “Framework” and “Universal Service”).

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The new regulations were issued on the basis of Law No. 166 dated August 1, 2002 which gave the Government a mandate to implement the new directives, and to adopt a code of legal and regulatory measures regarding telecommunications. Furthermore, in accordance with a precise criteria of the mandate, the law demanded the streamlining of administrative processes, and the express abrogation of outdated standards so that operators would have a picture of existing laws which is clear and easily accessible.

There follows a brief description of the standards adopted by the competent authorities in 2003:

x-DSL services

In Resolution No. 06/03/CIR of April 15, 2003, the Italian Communications Authority (AGCOM) approved the new prices of Telecom Italia’s range of wholesale x-DSL services, that is, the intermediate services which operators acquire from Telecom Italia in order to supply ADSL to the public, unless they have their own infrastructures or do not use unbundling. The new range of services includes price reductions for ADSL access, the introduction of longer time-scales for starting to market new wholesale services, the specification of the factors used to define the price of wholesale services based on the retail-minus principle, and the integration of an operators’ Service Level Agreement with regard to the disconnection of services.

Interconnection and Local loop unbundling

In Resolution No. 02/03/CIR of February 27, 2003, the Italian Communications Authority approved the rates for the Interconnection Reference Rate Plan (OIR) for 2002 which Telecom Italia will apply to competing operators for the use of its network, together with criteria for changing the charges of the OIR starting in 2003 over the next four years (the so-called network cap). In Resolution No. 11/03/CIR of July 25, 2003, the Italian Communications Authority approved Telecom Italia’s interconnection rates for the year 2003, published on April 11, 2003. The resolution includes additions and changes, particularly regarding the application of the network-cap mechanism, introduced with Resolution 03/03/CIR, for the range of some interconnection lines, and for co-sharing, local loop unbundling, partial lines and permanent virtual lines services. In Resolution No. 12/03/CIR of November 27, 2003, the Italian Communications Authority established the criteria for calculating the surcharge applied by Telecom Italia to interconnection services for collecting calls originating from public telephone services.

In Resolution No. 16/03/CIR of December 23, 2003, the Italian Communications Authority announced a public consultation concerning the approval of the interconnection rate plan for 2004 announced by Telecom Italia on October 31, 2003.

Maximum costs of fixed-mobile calls

In Resolution No. 47/03/CONS of February 5, 2003, the Italian Communications Authority approved the new maximum costs, with effect from June 1, 2003, for calls from a fixed phone to a mobile phone. The new prices include a reduction of rates for termination and retention. With regard to the latter component, the Italian Communications Authority has also ordered that it should be included in the new basket of final services subjected to the price-cap mechanism.

National frequency plan for digital TV

In Resolution No. 15/03/CONS of January 29, 2003, the Italian Communications Authority approved the new national plan to assign frequencies for television broadcasting using digital technology (PNAF-DVB), in a way similar to that established for frequencies using analog technology. According to the plan, frequencies will be assigned for national and local networks on a regional basis. The decision to keep similar structures for the analog and digital plans will simplify the transition from analog to digital technology for the holders of the licenses that have been issued.

The above-mentioned plan was integrated, for local broadcasting, in Resolution 399/03/CONS of November 12, 2003, in which the Italian Communications Authority approved the “National integrated plan to assign frequencies for television broadcasting using land-based digital technology” (PNAF-DVB-T).

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Wi-Fi Services

In the decree of February 20, 2003, the Ministry of Communications approved changes to the previous national plan for assigning frequencies for digital TV, extending the use of the frequencies for Radio-Lan and Hiperlan systems to the public. Furthermore, in the decree of May 28, 2003, the Ministry also issued rules governing the conditions for issuing general authorizations for the supply of Radio-LAN access to telecommunications networks and services to the public.

In Resolution No. 183/03/CONS of May 28, 2003, the Italian Communications Authority approved the measures relating to the public range of services using Radio-LAN (Local Area Networks) and Wi-Fi (wireless fidelity) technology, implementing the change to the national frequency assignment plan of February 2003.

Code of measures to protect personal data

Decree Law No. 196 of June 30, 2003 incorporates a code containing the measures for protecting personal data, which also implements EC Directive 2002/58/CE on the treatment of personal data and the safeguarding of privacy. The measures in the code became effective on January 1, 2004 and include special rules for electronic communications services.

Carrier preselection (CPS)

On April 18, 2003 the Italian Communications Authority sent notice to Telecom Italia about Resolution No. 4/03/CIR concerning the “Integration of measures with regard to CPS: standards relating to the disconnection of the service”.

The resolution, adopted at the end of the preliminary proceedings which began on November 28, 2002, defines common measures relating to the disconnection of the CPS service, describing in detail the modes and time-scales involved in the disconnection of CPS services, to safeguard users, and stating precise obligations with regard to transparency for the operators.

Subscriber information service “12”

On May 6, 2003 the Italian Communications Authority sent notice to Telecom Italia about Resolution No. 103/03/CONS concerning “Changes to the prices of the subscriber information service “12” for calls made by the Telecom Italia SpA customers”, acknowledging an increase in the price of the service of approximately 3%.

When the Code for Electronic Communications came into force, sanctioning the non-applicability of the obligations to provide the Universal Service for this service, Telecom Italia published the new conditions of its range of services with effect from November 1, 2003, January 1, 2004 and July 1, 2004.

National numbering plan

On July 3, 2003 the Italian Communications Authority approved Resolution No. 9/03/CIR concerning the “Numbering Plan for the telecommunications sector and regulations for implementation”. The main new features include: (1) numbering for services with a surcharge, classified into three social informative categories (social and informational, assistance and mass calls); (2) numbering for social informative services; (3) numbering for subscriber information services (the number 12xxx will be attributed to those interested in supplying services of this kind).

Price-Cap

In Regulation No. 289/03/CONS of July 23, 2003 the Italian Communications Authority approved the mechanism for controlling the maximum prices of Telecom Italia’s voice telephone services, through the Price-Cap mechanism, for the 3-year period 2004-2006. The new system involves three baskets, each with different Price-Caps: access basket: includes basic subscriber charges and various fees for ordinary and ISDN telephone lines with a IPC-0 cap; in addition, for the residential customers, a sub-cap has been set for basic subscription charges equal to IPC-IPC; traffic basket: includes local and out-of-district calls with a cap equal to IPC-IPC; fixed-mobile basket: includes the amount to be paid by Telecom Italia for fixed-mobile traffic with a cap equal to IPC-6.

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Quality and TLC Services Cards

In Resolution 179/03/CSP of July 24, 2003, the Italian Communications Authority issued a general directive concerning quality and telecommunications Services Cards, in compliance with Law No. 249/97. The resolution contains the minimum measures to be taken by telecommunications organizations when adopting the cards for telecommunications services accessible to the public and, at the same time, establishes general criteria relating to the quality of the services involved.

Retail and wholesale leased lines

In Resolution No. 304/03/CONS of August 5, 2003, the Italian Communications Authority approved the criteria for the preparation of the new rate plans for retail and wholesale leased lines. In particular, the resolution involves the re-formulation of Telecom Italia’s retail rate plans with a reduction of expenditure of at least 5.25% for direct national lines and 7% for digital 2-Mbit/s lines. As far as wholesale rate plans are concerned, terminations co-shared with Telecom Italia exchanges are to be introduced, along with all the extra services, including RPV-D, diversity of routing and the link of protected access. Furthermore, items of cost must be reduced by at least 12% compared to the prices of the retail rate plans. Finally, the resolution involves the re-formulation of the Service Level Agreements and of certain conditions relating to the supply of retail and wholesale services.

In Resolution No. 440/03/CONS of December 17, 2003, the Italian Communications Authority confirmed the new rate plans for Telecom Italia’s retail and wholesale leased lines, published on October 30, 2003.

Net cost of the universal service

In its Communication of July 30, 2003, the Italian Communications Authority initiated preliminary proceedings to verify the net cost of supplying the Universal Service sustained by Telecom Italia in 2002 and evaluate the possibility of applying a mechanism whereby the above-mentioned costs would be shared with the other operators.

Public telephone services

In Resolution No. 182/03/CONS of June 3, 2003, the Italian Communications Authority approved the maximum change (7.2%) that can be applied to charges for the range of vocal telephone services from Telecom Italia’s public telephone systems.

INTERBUSINESS SERVICES

As required by the Antitrust Authority, the accounting principles used to determine the economic values for Interbusiness services are described below. These accounting principles have been verified by the auditors ever since 1996.

In 2003, this examination was performed by Reconta Ernst & Young SpA.

•	Revenues are stated at market prices for competitive services and at rates established by the resolutions of the Italian Communications Authority for the services of leased lines and recorded on the accrual basis. In the case of services provided that imply the use of dedicated access lines by the final customer, the revenues also include the income from leasing such lines (valued on the basis of the rates defined in the related resolutions of the Italian Communications Authority), with the consequent recognition of the same amount in costs.

•	Direct costs

•	labour costs represent the cost of personnel who worked to provide such services; the cost includes salary and wages, social security costs, provisions for employee termination indemnities and other sundry costs recorded on the basis of the number of persons in the dedicated operating structures and using cost accounting standards;

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•	network utilization costs include the cost to use the regulated carrier services (direct connections) and the cost to use the carrier products/services offered in a competitive environment; they are therefore valued, respectively, using the rates established by the Italian Communications Authority resolutions and the rates applied to all third-party customers, the same as that which occurs in the cost structure of other carriers in the sector;

•	other costs refer to direct costs (marketing, service connection, operating and maintenance, etc.) and indirect costs (corporate structure costs supporting the operating lines) valued using cost accounting standards and applying specific allocation methods.

•	Depreciation of fixed assets directly employed in providing the services in question are determined on the basis of the estimated useful life of the fixed assets of Telecom Italia.

The economic results of the interbusiness services are reported as follows:

(thousands of euro)	2003	2002	Change
			amount	%
Revenues	62.822	70.157	(7.335)	(10%)
Direct costs	(46.856)	(56.286)	9.430	(17%)
of which:
Labour costs	(2.016)	(2.871)	855	(30%)
Network utilization costs	(38.548)	(36.023)	(2.525)	7%
Other costs	(6.291)	(17.392)	11.101	(64%)
Gross operating profit	15.966	13.871	2.095	15%
Depreciation	(16.731)	(17.696)	965	(5%)
Operating loss	(765)	(3.825)	3.060	n.s.

The results for 2003 show an operating loss of euro 0.76 million compared to a loss of euro 3.8 million in 2002. Such result is due to the combined effect of the reduction in revenues that was more than offset by the reduction in costs. The impact on revenues (– 10%) is mainly on account of a decline in customers who switched to alternative commercial offers.

The reduction of resources absorbed by the service is due to a decreasing number of customers and, in some cases, a reduction in the unit cost; in total, therefore, costs decreased by 17%. Depreciation shows a reduction of 5%.

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THE STATE AND INSTITUTIONS

TELECOM ITALIA GROUP

	2003			2002(*)
(in millions of euro)	Total	Italy	Foreign	Total	Italy	Foreign
Social security and pensions	1,308	1,267	41	1,237	1,172	65
Income taxes	1,014	753	261	(2,210)	(2,453)	243
Indirect taxes	128	110	18	123	111	12
TLC license fee	56	0	56	431	383	48
Dividends	0	0	0	61	61	0

Total	2,506	2,130	376	(358)	(726)	368

(*)	The data relating to 2002 refers to the Olivetti Group following the merger with Telecom Italia.

In 2003, Telecom Italia Group paid the Italian State euro 2,130 million and foreign states euro 376 million.

The change in the TLC license fee in 2003 is attributable to the cancellation of the fee in Italy following the verdict of the European Court of Justice.

Income taxes amounted to euro 1,014 million. In 2002, this item benefited from the writedown of investments and the tax effect deriving from the merger of TIM with Blu.

In 2003, the Group received operating grants solely from Italian Public Administrations amounting to euro 14 million, of which euro 13 million pertained to Telecom Italia.

LOCAL INSTITUTIONS

The Group continues to support the legislative activities of the Regions and local institutions – regional laws, resolutions, ordinances– and the regulatory activities of the local authorities. The main issues of interest include the work for the installation of network nfrastructures, electromagnetic pollution, local funding and regional funding of special projects by the EU. Relations continued with the institutions and Associations of the local authorities and the work of representing the Group’s position with regard to such organizations.

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NATIONAL INSTITUTIONS

Telecom Italia Group maintains constant, transparent relations with the central national institutions (Parliament and Government), with the aim of representing the Group’s position in areas of specific interest and monitoring the procedure of approval of the standards governing those areas. Constant support is given to the competent institutions (Parliamentary commissions, the Ministry of Communications and other government departments) in preparing standards on issues of corporate interest.

INTERNATIONAL INSTITUTIONS

Telecom Italia plays a continuous, interactive role with the European Commission, the Council of the European Union and the European Parliament with the aim of monitoring the activities which have a significant impact on the Group. Numerous meetings were held with the European Commission and the European Parliament to discuss and initiate various projects, for example: “Local Loop Unbundling”, “Partial lines”, “Recommendation on remedies”, “Intellectual Property Rights (IPR)”, “eEurope”, the “2005 Action Plan”, “Regulatory policies in the broadband sector”, “TV without boundaries”, “Services of General Interest (SIG)” and “Unsolicited commercial communications (SPAM)”.

The Group contributed to the publication of the “IX Implementation Report” by providing information and data, and also participated in debates organized by institutional organizations such as ERG (European Regulatory Group) and CoCom (Communication Committee) on topics of strategic importance, including the re-sale of customer access, leased lines, partial lines and the implementation of the new regulatory framework.

NATIONAL LEGISLATION

The efforts of the Group are concentrated on the following legislation of key interest to the sector:

•	Legislative Decree containing the Code of Electronic Communications, which, according to the mandate ordered by Law No. 166/2002, contains the new legal and regulatory measures for the reorganization of the field of telecommunications. The Code also implements the EC directives on TLC within the national regulatory framework, thus bringing it into line with its European counterpart. The important factor about this legislative decree, considering that the previous law for the postal system and telecommunications dates from 1973, is that all the legislation on this subject, following the express abrogation of outdated laws, was established in a single law. By improving the level of certainty of the laws and streamlining administrative processes, the new framework hopes to give operators a clear and easily accessible picture of existing laws.

•	Legislative Decree No. 196 of June 30, 2003, which introduced the Code protecting personal information and also implements the EU Directive 2002/58/CE on the treatment of personal information and the protection of privacy. The measures contained in the Code became effective on January 1, 2004.

•	Bill for reorganizing the television system, of interest to the Telecom Italia Group since it owns channels such as La7 and MTV, and on account of the aspects of the bill relating to anti-trust rules.

•	Legislative Decree No. 70/2003 which implements the EU Directive 2000/31/CE regulating e-commerce.

•	Legislative Decree No. 196/2003 containing the “Code for protecting personal information” which, in addition to incorporating the measures regulating data protection in a code, implements the EU Directive 2002/58/CE relating to the use of personal information and the protection of privacy in the electronic communications sector.

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Decree of March 14, 2003, in which the Ministry of Communications implemented the measures contained in Article 89 of Law No. 289 (2003 Finance Bill) of December 27, 2002, establishing the modus operandi for awarding grants for purchasing receivers for digital terrestrial television (euro 150) and broadband access to the Internet (euro 75). The 2004 Finance Bill also confirmed that the grants would be awarded in 2004, the amounts being established in the Ministerial Decree of December 30, 2003.

With reference to the audit records, it is noted that the number of Parliamentary questions/interpellations addressed to the Group showed a stable trend, similar to that of the prior year.

The Group continued to monitor and intervene on the constitutional bill which will form the basis for changing the second part of the Constitution. The Bill establishes a Federal Senate to which it entrusts the examination of the fundamental principles in legislation covering the same subject matter, including the communications regulations, delegating power to issue laws on matters of minor importance to the Regions.

Telecom Italia is supporting a proposal to change the document currently under examination with the aim of removing telecommunications regulations from the competence of the Federal Senate and the Regions and bringing them back within the sphere of competence of Parliament, to avoid an increase in the legislative activities of local authorities in matters of key interest to the Group.

INTERNATIONAL LEGISLATION

The Group concentrated on the following measures with regard to international legislation:

•	“Proposal for a directive of the European Parliament and of the Council on environmental liability with regard to the prevention and remedying of environmental damage”: the proposal of the Environment Directorate-General was approved for a second reading at the European Parliament, but full agreement has yet to be reached on the contents of the proposal. The adoption procedure is currently being followed through the ETNO Sustainability working group.

•	“Communication from the Commission to the Council and the European Parliament -Modernizing Company Law and Enhancing Corporate Governance in the European Union—A Plan to Move Forward”: a public consultation is currently being held on this subject, conducted by the Directorate-General for the Internal Market, to which the ETNO Sustainability working group contributed with a Reflection Document (RD182), suggested by the executive board.

•	“Proposal for a Directive of the European Parliament and of the Council on the minimum health and safety requirements regarding the exposure of workers to the risks arising from physical agents (electromagnetic fields)”: the Task Force on Electro-magnetic Fields, created by the ETNO Sustainability working group has drawn up a Reflection Document - RD171 - which has already been sent to the European Commission, with the collaboration of GSM Europe and the Mobile Manufacturers Forum. The document on electromagnetic fields is directed at members of the European Parliament and aims to emphasize the initiatives being taken by operating companies to safeguard public health, the current status of scientific knowledge and the problems linked to the implementation of 3G networks.

•	“Draft proposal for a directive of the European Parliament and of the Council on establishing a framework for Eco-design of End Use Equipment”: The Directive proposal is still being worked out.

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THE ENVIRONMENT

Respect for the environment, which is an integral part of Telecom Italia Group’s commitment in adopting Sustainability as one of its prime values, is a specific stakeholder in the Group’s “Strategic Plan for Sustainability”.

ENVIRONMENTAL PERFORMANCE INDICATORS

The Group identified four major areas for assessing its performance:

•	waste management;

•	water;

•	energy consumption;

•	emissions.

All the data reported below has been calculated by processing operating data that has been appropriately reclassified with particular reference to the data required by the law.

The basic data used for determining corporate performance has been inserted by the reference person of the Business Units through a special, uniform computerized procedure used by all the subsidiaries in the Group.

When analyzing the data relating to 2003, it should be borne in mind that the scope considered in gathering the data has increased compared to the previous year, and that, at that time, the basic data was collected and evaluated using methods that had not yet been systematically organized at Group level.

The tables relating to the aggregate of Telecom Italia SpA include a column showing the percentage pertaining to the Wireline Business Unit compared to the complete scope of Telecom Italia SpA.

As a result, the automated system for collecting basic data relating to Sustainability is now an integral part of the overall traditional system of data-collection used by the Planning and Control Department for economic and financial accounting purposes.

WASTE MANAGEMENT

The data relating to waste management shown below is stated in kilograms and refers to the quantity of waste, for the most part recorded in accordance with the law.

The law clearly states that the data recorded in the waste management registers which must be presented to the relative institutions may be changed within 3 months of the waste being sent to the waste treatment and disposal plant, so that it may be updated with the real weight measured at the disposal plant.

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Therefore, there may be slight discrepancies in the situation described at December 31 up until March 30 of each year, the date by which the law requires companies to present the Environmental Declaration Form (MUD).

WASTE

		Telecom Italia SpA (Wireline Network) 2003	Percentage change		Percentage of total Wireline Network compared to TI SpA
			2003 compared to 2002	2003 compared to 2001
Total quantity of dangerous waste	Kg	3,649,956	-64.98%	-55.98%	97.92%

Total quantity of waste collected for recovery and recycling/re-use	Kg	15,597,422	-27.00%	-32.68%	90.02%

Total quantity of waste	Kg	18,043,695	-23.99%	-35.36%	90.68%

Ratio between quantity of recovered/recycled waste and total quantity of waste	%	86.44%	-3.95%	4.15%

The quantity of waste has decreased considerably both compared to 2002 (> -23%) and 2001 (> -35%), while the quantity of recovered or recycled waste remained high (> 85%).

This includes 165,789 telephone poles which were dismantled and disposed of according to internal procedure and according to the agreement signed in May 2003 by Telecom Italia, the Ministry of the Environment, the Ministry of Production Activities, the Conference of State and the Regions and recycling companies, which is described in greater detail below.

The quantity of dangerous waste recorded was 65% less than in 2002.

			Data of each Business Unit as a percentage of the Group total
		Group	Wireline	Mobile	Internet	ITM	ITG	Tecnost	LATAM
Waste produced by the Group	Kg	22,871,566	74.80%	4.20%	1.83%	4.42%	3.30%	3.90%	0.19%

Telecom Italia SpA recorded around 75% of the total waste recorded by the Group.

Improvements have been made in waste management in comakership with suppliers, and by establishing a special standard on “Guidelines for monitoring suppliers and the drawing up of contracts regarding waste disposal management”.

With regard to monitoring suppliers, the new standard makes additions to the previous internal procedure (code DRRP0DAPA02002) on waste management issued in 2002 and pinpoints the “responsibilities” for every stage of handling waste and for the coordination of the activities, which is carried out by a specific function.

For further information on relations with suppliers, please refer to the section on “Suppliers”.

Eco-recovery of wooden telephone poles

Around 8 million wooden poles are used to support overhead lines. To make them last longer, they are treated with toxic preserving substances such as copper salts, chromium and arsenic (CCA).

With the passing of time, the poles impregnated with these substances tend to release some of these substances which then infiltrate water, soil and sediments.

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If the wood impregnated with these substances is used as fuel, dioxins are released into the atmosphere.

•	Between 1993-1996, in collaboration with the “La Sapienza” University in Rome, Telecom Italia Group undertook a research project to investigate the pollution potential of the wooden telephone poles impregnated with the above-mentioned substances. The results of the research and the soil samples taken in the field showed that environmental pollution is restricted to a piece of ground with a radius of about 20 cm around the bottom of the pole. No evidence was found of water tables being affected, a factor probably due to microbic absorption and the low level of solubility of the substances used.

•	On May 27, 2003, Telecom Italia, the Ministry of the Environment, the Ministry of Production Activities, the Conference of State and the Regions and recycling companies signed an agreement for a program to prevent the production of waste deriving from the management of wooden telephone poles. The impregnated poles are regarded as dangerous waste.

In this context, Telecom Italia, as owner of the poles, undertakes:

•	to carry out a structured analysis with the aim of re-using the poles for other purposes that are compatible with the safeguarding of the environment;

•	to gradually replace 200,000 degraded poles a year with others that are not dangerous for the local habitat;

•	to step up maintenance to prevent its activities from having a negative impact on the environment.

Recovery companies have undertaken to find another use for the recovered material for activities which will not have a negative impact on the environment and, together with transport and network companies, to respect a series of conditions in terms of stockpiling and transport. The Ministries of the Environment and Production Activities will have to promote research to encourage the use of non-dangerous substances for treating wood.

The Regions will ensure that the treated poles are re-used for work and projects within their sphere of competence.

Furthermore, a Vigilance and Control Committee made up of representatives of the various signatories of the agreement, together with representatives from the National Observatory on Waste, APAT and the High Institute of Health, will monitor the implementation of the agreement and examine and propose any adaptations which may prove necessary.

Paper and telephone directories

The SEAT Pagine Gialle Group, formerly responsible for producing telephone subscriber directories and the Yellow Pages, was sold to third parties in August 2003.

The paper purchased by the SEAT Pagine Gialle Group until August 2003 did not exceed 33,000 tons.

Paper	Group	Wireline	Mobile	Internet	ITM	ITG	Tecnost	LATAM
Non-recycled paper purchased	3,465,423	34.75%	5.64%	39.65%	6.49%	1.04%	0.61%	7.21%
Recycled paper purchased	362,855	9.59%	0.00%	5.85%	45.53%	0.00%	0.00%	38.53%

Total paper purchased	3,828,278	32.36%	5.10%	36.44%	10.19%	0.94%	0.55%	10.18%

The monitoring of the supply of the service has been defined in the new type of contract with suppliers.

The following table shows paper consumption by each Business Unit, with the amounts of recycled and non-recycled paper as a percentage of the total amount purchased by the Group.

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WATER

The water consumption of Telecom Italia SpA decreased by nearly 12% in 2003.

		Telecom Italia SpA 2003	Percentage change		Percentage of total Wireline Network compared to TI SpA
			2003 compared to 2002	2003 compared to 2001
Water consumption	m3	4,379,696	-11.83%	3.78%	91.43%

Data from the main Business Units in the Group shows that approximately 70% of water consumption is produced by the Wireline Business Unit.

			Data of each Business Unit as a percentage of consolidated Group data
		Group2003	Wireline	Mobile	Internet	ITM	ITG	Tecnost	LATAM
Water consumption	m3	5,986,994	69.61%	7.00%	1.16%	0.96%	2.52%	7.88%	4.60%

The Tecnost Group, despite having only a few sites, has higher water consumption due to industrial processes.

ENERGY

Electrical energy

Energy purchased or produced		Telecom Italia SpA 2003	Percentage change		Percentage of total Wireline Network compared to TI SpA
			2003 compared to 2002	2003 compared to 2001
Total energy from various sources (renewable and non)	Kwh	1,547,071,646	-9.04%	-15.69%	98.08%

Total energy attributed to “green certification” and own production from renewable sources	Kwh	2,696,212	-48.54%	—	98.85%

The electrical energy used to supply corporate buildings and infrastructures is mainly produced by fossil fuels (approximately 76%).

Telecom Italia SpA uses approximately 98% of the energy it purchases for the telecommunications network.

Thanks to improvements in the management of electrical energy and the efficiency of the infrastructures developed during recent years it has proved possible to make annual savings on electrical energy consumption of more than 9%.

Considering that electrical energy is acquired from different operators (mainly from Enel), we can estimate that at least 30% of the energy consumed comes from renewable hydroelectric and geothermic sources, solar energy plants and wind-farms, amounting to approximately 464,000,000 kWh.

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About 1% of the energy acquired comes directly from operators who only produce energy from renewable hydroelectric sources.

				Data of each Business Unit as a percentage of consolidated Group data
		Group	Wireline	Mobile	Internet	ITM	ITG	Tecnost	Latam
Energy purchased or produced	Kwh	2,449,875,249	64.96%	20.15%	0.40%	1.22%	8.49%	0.87%	2.70%

Experiments are continuing with alternative sources of electrical energy production to supply radio base stations using photovoltaic and wind energy production technology.

Energy installations are already in place to supply four radio base stations capable of producing 80 kW in Calabria and 1.2 kW in Sardinia.

The Wireline Business Unit’s consumption of electrical energy amounts to approximately 66% of the total consumption of the Group, whereas the consumption of the Mobile Business Unit is more than 20% of the total.

To measure the consumption of fixed and mobile telecommunications services, the consumption of the Wireline and Mobile BUs must be added to the consumption (approximately 9%) of the Information Technology Services Business Unit which supplies services exclusively to the Group.

Programs to monitor consumption are currently being implemented to detect potential anomalies and to develop corrective action.

Fuel for heating

The consumption of methane gas instead of fuel oil for heating continues to increase, with a reduction of approximately 14% in the two-year period in the use of oil, which produces a higher level of pollution.

		Telecom Italia SpA 2003	Percentage change		Percentage of total Wireline Network compared to TI SpA
Energy for heating			2003 compared to 2002	2003 compared to 2001
Total energy consumed for oil-fired heating	Mj	192,212,790	-0.07%	-14.18%	94.54%
Total energy consumed for gas (methane) heating	Mj	633,823,865	1.38%	5.78%	83.34%
Total energy consumed for heating	Mj	826,036,655	1.04%	0.35%	85.95%

The consumption of the Wireline Business Unit as a percentage of the overall consumption of the Telecom Italia Group remains decisive, with more than 85% of the total energy consumed.

The Mobile Business Unit reduced its consumption of natural resources for heating whereas the consumption of the Wireline Business Unit remained stable, although there has been a shift away from oil towards fuel that produces less pollution.

The situation of the changes in polluting emissions will be described in greater detail in the next section where the different levels of emissions produced by heating, vehicles and electrical energy will all be assessed.

			Data of each Business Unit as a percentage of consolidated Group data
	Group	Wireline	Mobile	Internet	ITM	ITG	Tecnost	Latam
Total energy for heating	1,041,870,224	69.05%	9.31%	2.38%	1.13%	2.88%	4.12%	0.00%

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Fuel for vehicles

		Telecom Italia SpA 2003	Percentage change		Percentage of total Wireline Network compared to TI SpA
Vehicle fuel consumption			2003 compared to 2002	2003 compared to 2001
Vehicle consumption of lead-free fuel	|	20,921,312	8.80%	23.91%	96.01%
Vehicle consumption of diesel fuel	|	4,988,655	67.40%	138.88%	87.24%
Total vehicle consumption	|	25,909,967	-16.66%	—	—

In 2002 and 2003, all the cars in the corporate fleet which ran on high-octane fuel were converted to lead-free fuel or diesel.

In 2003 consumption of diesel fuel represented only 20% of total vehicle fuel consumption.

In 2003, Telecom Italia SpA achieved the objectives set in 2002 by reducing their vehicle fleet by more than 4,000, equivalent to a reduction of 16%. At the same time, the percentage of vehicles running on lead-free fuel increased by about 8% of the total.

		Telecom Italia SpA 2003	Percentage change		Percentage of total Wireline Network compared to TI SpA
Number of vehicles and distance traveled			2003 compared to 2002	2003 compared to 2001
Total No. of corporate vehicles	n.	21,630	-16.13%	-14.49%	96.37%
No. of corporate vehicles running on lead-free fuel	n.	21,201	7.99%	41.80%	96.35%
Total distance traveled by vehicles	Km	308,185,006	7.64%	-4.21%	94.91%

The overall distance traveled by vehicles of the corporate fleet shows a negative figure compared to 2001, even with an increase compared to 2002, due to territorial reorganization which had a marked influence on the reallocation of resources and temporary commuting.

Group values identify the different utilization of vehicles, according to the specific industrial characteristics of each Business Unit.

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The distance traveled per vehicle also depends on the predominant type of clientele and the kind of technological network that has to be maintained.

		Data of individual Business Units as a percentage of consolidated Group data
Total no. of vehicles and distance traveled	Group	Wireline	Mobile	Internet	ITM	ITG	Tecnost	Latam
no.	26,005	80.48%	10.44%	0.87%	1.43%	1.30%	0.91%	1.54%
Km	390,337,259	75.47%	11.42%	2.27%	1.79%	0.79%	2.42%	1.81%

The following diagram shows the different ratios between the number of vehicles of each Business Unit and the distance traveled.

EMISSIONS

Atmospheric emissions

Emissions may be in gas, liquid or solid form.

The emissions of certain substances into the air pollute the atmosphere, while the emissions of other substances contribute to global warming.

As far as the industrial operations of Telecom Italia Group are concerned, the most typical and significant emissions in terms of quantity belong to the second category, which includes carbon dioxide (CO2) from “indirect” emission, due to the purchase of energy from national suppliers (Enel and other companies) and fuel consumption for heating and transportation purposes.

CO2 is a typical product of combustion and, as such, is produced almost exclusively by thermoelectric systems.

The quantity of emissions per amount of energy purchase has been estimated on the basis of periodical controls of the amount and composition of geo-thermic steam used by power plants.

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During the last year, despite the recovery of geo-thermic electricity production, reduction of emissions continued, thanks to the adoption of abatement systems.

CO2 emissions have been calculated according to the instructions contained in the guidelines published by UNEP (United Nations Environment Programme) and others recommended by ETNO (European Telecommunications Network Operators’ Association) within the framework of the “Climate Change” project.

The amount of CO2 produced by combustion is calculated by applying specific emission factors to the consumption of the various fuels (1).

In 2003, the data relating to emissions produced by the use of electrical energy was taken from the parameters published by Enel (2002 Environmental Report).

The data relating to emissions in 2002 have been re-calculated using the same parameters.

		Telecom Italia SpA 2003	Percentage change calculated on the basis of volumes		Percentage of total Wireline Network compared to TI SpA
Atmospheric emissions			2003 compared to 2002	2003 compared to 2001
CO2 emissions from electrical energy produced by various sources	Kg	849,831,208	-8.00%	-5.61%	98.08%

Total emissions of CO2 from heating	Kg	55,427,078	0.06%	-0.02%	86.26%

Total emissions of CO2 produced by vehicles	Kg	59,814,908	0.90%	0.15%	94.05%

Total CO2 emissions	Kg	965,073,194	-7.37%	-1.94%	—

Telecom Italia SpA helped to reduce greenhouse gas emissions by reducing the emissions of carbon dioxide (CO2) produced by the energy system of the Group (consumption of natural resources to produce electricity, fuel for the corporate fleet and heating) by approximately 7% compared to 2002.

(1) The factors used in the past (for reasons of uniformity, using the criteria adopted at that time by the Ministry of the Environment) were:

4.03 t of CO2/tep for coal and derivatives; 3.27 for oil products; 2.35 for natural gas).

These factors were replaced with the ones recommended in the 1996 Guidelines published by the IPCC (International Panel on Climate Change) for the national inventory of greenhouse gases and have already been used for the second national communication on emissions: fuel oil: 3.24 t of CO2/tep; orimulsion: 3.38; diesel fuel: 3.10; natural gas: 2.35; coal: 4.02; lignite: 4.24; cokery gas: 2.00. Each one of the above is then multiplied by a correcting co-efficient which takes into account the typical fraction of unburnt carbon (solid fuel: 0.980; liquid fuel: 0.990; gas fuel: 0.995).

As in the past, the resulting figure regards burnt carbon – which, however, as just mentioned, is now assumed to be less than 100% - as being completely oxidized to CO2.

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			Data of each Business Unit as a percentage of consolidated Group data
Atmospheric emissions		Group	Wireline	Mobile	Internet	ITM	ITG	Tecnost	Latam
Emissions of CO2 from the consumption of electrical energy produced by various sources	Kg	1,345,634,823	64.96%	20.15%	0.40%	1.22%	8.49%	0.87%	2.70%
Total emissions of CO2 from heating	Kg	69,941,374	69.34%	9.11%	2.33%	1.14%	2.88%	4.31%	0.00%
Total emissions of CO2 produced by vehicles	Kg	95,342,584	77.03%	10.93%	2.09%	1.20%	0.41%	2.21%	2.40%
Total CO2 emissions	Kg	1,510,918,781	65.92%	19.06%	0.60%	1.21%	7.72%	1.11%	2.56%

Emissions produced by the consumption of electrical energy, heating fuels and fuel for the corporate fleet for each Business Unit are shown in the chart below.

The chart shows the specifics of the emissions produced by each Business Unit, for example, the equilibrium between emissions produced by consumption of fuel for heating, vehicles and energy of Telecom Italia – the Wireline B.U., and the marked influence of heating of the permanent services of the Information Technology Group, which, since it has no clientele to visit, has almost reduced its consumption of vehicle fuel to zero.

Furthermore, considering the quantity of emissions based on the quantity of energy purchased from renewable sources, it may be observed that Telecom Italia Group SpA contributes to the sustainable development recommended by the Kyoto Summit to the tune of more than 430 million kg of CO2 which were either not emitted or “saved”.

The Wireline Business Unit continues to dominate the emissions scenario with more than 65% of the total emissions produced by the Group.

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Atmospheric emissions saved

		Level of emissions saved and influence of the BUs of Telecom Italia SpA as a percentage of the total emissions saved by the Group
Emissions saved		Group	Wireline	Mobile	Internet	ITM	ITG	Tecnost	Latam	TI SpA
Total emissions saved	Kg	430,023,217	271,474,420	96,601,667	1,668,378	5,073,623	35,311,243	3,605,724	11,225,284	263,996,222
			63.13%	22.46%	0.39%	1.18%	8.21%	0.84%	2.61%	61.39%

The “emissions saved” are calculated by considering the quantity of energy consumed from renewable sources (which do not produce emissions) and the quantity of energy subjected to “green certification”.

Electromagnetic emissions

Telecom Italia Group’s concern for the topic of electromagnetic emissions can be summarized in the following commitments and action:

1.	Absolute respect for existing laws in countries in which it operates (1).

2.	Careful and scrupulous management of company installations throughout the whole life cycle, and in compliance with latest additional internal efficiency and safety standards.

3.	Use of, and constant search for, hi-tech technological tools for monitoring and investigating activities (2).

Verification

In 2003, TIM controlled all its transmission systems, its new installations and the changes that had been made to existing systems. The electromagnetic emissions of such systems were measured to ensure that they conform to current standards in the field of public health.

In most cases, TIM relies on external companies to carry out these measurements, whereas, in others, it directly delegates the responsibility of measuring emissions to the territorial representatives of the Ministry of the Environment and the ARPA (Regional Offices for the Protection of the Environment), especially when specific environmental situations are involved (regional laws, local regulations, and so on).

Even in the absence of any change to its installations, TIM carries out measurements of electromagnetic emissions in agreement with the land-owners and/or towns or in compliance with the UNI EN ISO 14001 or UNI EN ISO 9001 certifications, for the networks nationwide which have obtained certification.

The ARPA often carry out measurements ex post, the cost of which is charged to TIM, as laid down by regional laws.

During 2003, 2,985 investigations were carried out for a total cost of euro 4,566,954.

New technologies

The technology developed for measuring the carrier power output rating generated by a base radio station will soon be integrated by a sensor which will allow direct measurement of electromagnetic pollution. This technology, which is being patented, should be more economical and more efficient than solutions currently available.

(1)	Italian law on the subject is particularly strict and the corporate process is structured on rigorous project engineering, site selection and plant installation management. In particular, every transmission mast is protected to create a restricted-access area (exclusion zone) where permitted exposure values could be exceeded.

(2)	Specifically regarding GSM, a procedure for monitoring the fraction of power emitted with respect to the maximum rated power, obtaining testing data from measurements on the connection between base radio stations and base radio station controllers (BSC), is currently at an advanced stage of development.

Subsequently it will be assessed whether to implement the application on a national scale.

With regard to UMTS, definition of methodologies of analysis and simulation for estimation of radioelectric power in various propagating environments and multimedia traffic contexts is in the process of refinement. The first results have already been presented at a number of international conferences.

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APOGEO Project

The APOGEO (Antennas Procedures On Geographic Enhanced Orientation) procedure aims to calculate radioelectric parameters relating to the three-dimensional positioning of TACS, GSM and UMTS transmitters.

The calculation is made using the geo-reference points of topographical features provided by the GPS satellite system, the precision of which is increased by using the differential correction technique provided by GEOTIM (network of permanent GPS reference stations). The application consists in positioning the “lobe of radiation” of a transmitter accurately, and, at the same time, verifying its electromagnetic compatibility.

Radioelectric parameters have to be measured accurately to optimize the mobile planning process and reduce interference on TIM networks. Furthermore, the accuracy of the data measured is considered essential for evaluating the exclusion zones (TIM can certify its own installation data by guaranteeing transparency and respect for current laws) with the aim of respecting and safeguarding the environment.

In 2003, 33 complete instrumentation kits were acquired for a total of euro 678,000.

The kit consists of a GPS satellite receiver and an integrated laser for measuring topographical features.

The use of this instrumentation according to the APOGEO operating procedure (a TIM patent) aims to give the correct geographical reference points (latitude, longitude and height above sea level) of the radio base stations and accurately measure the Tilt, the Azimuth and the height of transmitters.

STEREOSPACE Project

StereoSpace software makes it possible to visualise twin images, acquired digitally and appropriately oriented (SV Master) stereoscopically on a computer screen, and to carry out measurements, and make comparisons and updates, with the same precision as that produced using classic measuring tools.

StereoSpace contains digital images (stereophotomaps) of areas regarded as being of strategic importance to TIM. These images are of key importance not only because they are aerial photographs with an adequate amount of resolution, but especially because they give key geo-reference points. The tool makes it possible to identify the exact position of the transmission installations, thus providing accurate data for frequency planning and for calculating and seeing the exclusion zones on screen.

In 2003, digital stereo photomaps were acquired for 17 different areas for a total of euro 235,484.

With regard to the mobile phones marketed through its sales network, TIM makes a selection based on the level of technical innovation and the measurements of the Standard Absorption Rate (SAR) to guarantee reduced electromagnetic emissions levels.

In cooperation with a number of Italian universities and various national and international organizations, Telecom Italia SpA promoted investigations to check the emission values of electromagnetic radiation and possible environmental effect. These investigations confirmed that the values of the electromagnetic fields produced by the equipment managed by the Telecom Italia Group in Italy are within the statutory limits and that, according to current knowledge, there are no associated risks at biological level.

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ENVIRONMENTAL MANAGEMENT

The industrial part of Telecom Italia SpA (Wireline - Network) designs, implements and manages its production and support processes and ensures that they conform to existing legal requirements. It also identifies action plans with a view to prevention and potential improvement, bearing in mind fundamental values, with the following specific environmental objectives:

•	to optimize the use of energy sources, natural resources, materials and products;

•	to improve waste management by making efforts to re-utilize and re-cycle materials used and residues from processes;

•	to minimize the negative impact and maximize those which, thanks to the dissemination of hi-tech telecommunications services, have a positive impact on the environment;

•	to adopt procurement policies which are sensitive to environmental problems, by involving suppliers;

•	to improve the indicators of effectiveness and efficiency relating to corporate processes.

The ISO 9001 and ISO 14001 certifications are regarded as the main levers for ensuring that corporate production processes give quality service to its customers and reflect the principles of sustainable development.

To support this policy, an integrated system for Managing Quality and the Environment is being developed and applied throughout the Group.

The impact of the company on the environment is identified, controlled and governed through special management tools and the procedures of the Environmental Management System (EMS) are being implemented in every corporate sector. The aim is to extend these procedures gradually to the whole Group, through a special project coordinated by the Corporate Function.

Some of the Environmental management Systems obtained certification from DNV (Det Norske Veritas, an internationally accredited certification agency) in 2001 and, in 2003, the certification project was completed for the UNI EN ISO 14001 standard of the Environmental Management System for the whole of Wireline. Since 2002, checks have been carried out by the Certification Entity IMQ-CSQ on structures belonging to the Wireline Network nationwide, all of which yielded positive results.

When all the checks had been completed, all the certificates issued for individual structures converged in a single ISO 14001 certificate, which is valid for the whole Network Function.

Numerous information tools are used for monitoring, reporting and auditing for the Environmental Management System, including the following software applications:

•	GAVI (Gestione Automatiche delle Verifiche Ispettive – Automatic Verification Management): this system is devoted to the management of planning, work assignment, auditing report management and non-conformity of internal verifications;

•	MOSE (MOnitoraggio Sistema Ecoambientale – Monitoring of the Eco-System and the Environment): this system is devoted to collecting and analyzing environmental indicators;

•	Hermes: a procedure for managing communications relating to environmental problems;

•	ENEA (Elenco Norme Eco Ambientali – List of Eco-environmental standards): an electronic archive of legislative measures that can be used by the Network Function for environmental matters.

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TIM is also continuing the project, begun in 2001, to implement and certify the integrated Environmental Management System, developed in compliance with the UNI EN ISO 9001 and UNI EN ISO 14001 standards at the premises of the Network Function. The process will be completed during 2004.

A plan has been launched to monitor the consumption of natural resources and energy (in keeping with the development of the EMS), together with a plan to reduce the production of waste. In particular, this initiative aims to reduce the total number of lead accumulators being used. Organizations which have received certification have activated separate collections for paper and toners. In addition, a communication program has been started involving all the employees, partly through the corporate Intranet, as well as local authorities and suppliers of the territorial organizations concerned.

Initiatives have been launched to reduce the visible impact of base radio stations with the aim of improving the integration of the installations on the territory.

TIM intends to publish information about its environmental management with the aim of increasing its customers’ confidence and satisfaction, as well as that of the community at large. It intends also to promote its environmental policy amongst its suppliers and to develop a relationship of collaboration with the Public Administrations.

ENVIRONMENTAL RESEARCH

In 2003, projects managed by Telecom Italia SpA with a positive environmental impact can be summed up as follows:

Broadband Home Lab

The project is devoted to “home networking”, “in house” systems and the development of networks and services in residential environments.

In particular, two prototypes were developed using eco-design techniques with the aim of minimizing the environmental impact associated with the use of materials, modes of installation and the type of packaging used:

1.	a cordless telephone able to manage a local domestic network connected to the Internet through broadband technology;

2.	a device for the hi-tech and organised management of a series of multimedia applications, with a user-friendly interface, which can be connected to the local domestic network.

Environment and safety

The project has developed a sensor for measuring the intensity of the electromagnetic field present in certain key bands (FM, TV, GSM) with the aim of safeguarding both the health of workers and the public at large.

Evolution of TIMPLAN in 2003

The project (TIMPLAN software) involves the planning and design of mobile networks and second- and third-generation UMTS networks. The software optimizes the quality of service and reduces the impact on the environment in terms of electromagnetic emissions.

Environment, health and safety management of telecommunication materials and processes

This project examines how to reduce the environmental impact of telecommunications products and services, especially in the following areas:

1.	selecting materials

2.	substituting dangerous substances

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3.	using recycled materials

4.	employing innovative processes

5.	optimizing the management of materials/products/systems with a life cycle

6.	supporting the development and exploiting of alternative energy production techniques

PROJECTS WITH SPECIFIC AIMS OF REDUCING ENVIRONMENTAL IMPACT

Telecom Italia SpA has set itself the following specific targets which are in the process of being implemented for 2004:

Reducing the consumption of electrical energy by more than 50 GWh

•	Implementing the “Free Cooling” project

•	Updating of dc/ac and CDZ equipment

•	Rationalizing technological installations

•	Other saving measures (illumination/services, thermostat calibration, etc.)

•	Degradino competence office to ex RS

•	Reducing TLC consumption (Removing obsolete equipment and networks)

Removal of containers containing asbestos

•	Identification of containers containing asbestos through core boring

•	Removal of containers according to the assigned budget

Eliminating waste from switching exchanges

•	Implementation of the “Clean exchanges” project

Reducing fuel consumption

•	Rationalization and reducing the Network fleet by more than 20%

Reducing objections to noise levels of generator units (Procedure to be extended to fulfill legal obligations in compliance with ISO 14000 quality standard)

•	Record the noise levels of the systems in question and organize intervention according to legal requirements and the available budget

•	Prepare a plan of intervention

Reducing visual impact in company infrastructures

•	Reducing infrastructures in cable and utilization of new technologies

•	Provisioning and experimentation of a new multi-couples self-carrier cable

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APPENDIX 1

Environmental standards and procedures

Waste management

•	Guidelines for monitoring Suppliers and for drawing up contracts relating to waste management (version 1-22/12/2003)

•	Procedure for waste management (DRRP0DAPA02002)

•	Procedure for the application of the ADR standard on waste management (edition May 2003)

•	Guide to compiling the Single Environmental Declaration Form (MUD) (edition April 2003)

•	Plan for dismantled wooden telephone poles (DRRYFOPIL03006)

•	Standards for supplying contracted companies with the material required for work on the networks (DRRJAOPIL01015)

•	Managing the treatment and disposal of dangerous and harmless special waste associated with power-supply and air-conditioning (DRRJSOPIL00001-rev1)

•	Procedure for managing vehicles destined for scrap (DRRMNDAPA03001)

Noise pollution

•	Procedure for acoustic emissions produced by technological installations and power-supply systems (DRRP0DAPA02001-rev1)

•	Specification for creating sound-proofing systems and adapting generator units to the legal standards (DRAIATEST98001)

•	Operational procedure for conducting acoustic measurements with regard to noise pollution (DRRP0DAPA03001)

Air pollution

•	Procedure for air pollution from technological installations and power-supply systems (DRRP0OPIL01009)

Water

•	Standards for wastewater (rev. 2 - edited November 2000)

Ground

•	Scouring of poles in use - investigation conducted by Telecom Italia DPC2003.01261

•	Work on underground tanks following the issue of Ministerial Decree No. 246 of May 24, 1999 (DRRMSOPIL01001)

Electromagnetic fields

•	Guidelines for the internal management of external requests in the sphere of electromagnetic fields generated by installations/equipment DW.RT and DW.DCR (DRRATOPIL03003)

•	Guidelines for contracts for hosting third-party transmitter systems on Telecom Italia mobile sites (DRRATOPIL03005)

•	Assessments of “electromagnetic fields” generated by installations managed by the Network Function of Telecom Italia SpA (DRRATDARA03001)

Energy

•	Energy-saving measures – guidelines for checking the efficiency of installations in terms of energy consumption and recommendations for improvements – feasibility analysis in terms of costs and benefits (DRRMSOPIL01013)

•	Energy-saving project for Network Operating Centers for the year 2000 (DRRMSTEPT00002)

•	Low-cost measures with a view to saving energy, for the year 2000 (DRRMSTEPT00003)

Environmental Management System

•	Environmental Management System W.RT

•	TILAB Integrated Environmental and Safety Management System (SGAS/ESMS)

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THE COMMUNITY

In 2003, Telecom Italia Group companies’ commitment to the Community was estimated at euro 203.5 million (euro 120.8 million in 2002), equal to 3% of the Group’s operating income. This was calculated by using appropriately reclassified management accounting data and partly by making quantitative estimates.

CONTRIBUTION CLASSIFICATION (LONDON BENCHMARKING GROUP MODEL)

The London Benchmarking Group (LBG), established in 1994, comprises 80 leading international companies and is currently an important benchmark on a global scale.

The companies belonging to LBG have come up with a model for measuring and representing commitment to the Community, which reclassifies the contributions made into 4 categories.

The pyramid diagram reflects the possibility of measuring the benefits and business returns arising from the various activities:

•	the activities directly connected to the core business are grouped together at the base of the pyramid;

•	at the apex, donations are strictly linked to the Group’s sense of social and moral responsibility.

The way activities are classified has been changed slightly compared to the previous year to reflect the Group’s commitment in a more effective way. The general increase in the contribution of the Group compared to 2002 is due to a more analytical data entry system.

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Charity	Funding to associations and liberal grants Donations Humanitarian projects with no business returns

Community investments

Non-professional cultural and sporting events promoting the corporate trademark

Solidarity-related events promoting the corporate trademark

Additional costs related to solidarity-related events promoting the corporate trademark

Initiatives for the Community

Cultural events supporting individual products or services

Sponsorship of products and services with a socially useful purpose

Costs for monitoring electromagnetic fields

Energy-saving measures

Support for scientific research

Costs for communicating sustainable development activities

Investments for health and safety

Financing internships and scholarships

Innovative services for social growth

Costs and investments for projects related to innovative products and services or which have positive repercussions for the Community

Research and development for innovative products and services which have positive impact on the Community

CHARITY

There follows a description of the Group’s most important contributions to the community:

Wireline

Telefono azzurro (helpline for children)

The equipment used in the Telefono Azzurro call centers were replaced to improve quality standards and the performance of the operators who work there.

A boat for Niky

Telecom Italia contributed to the cost of satellite communications to enable a 7-year old boy, who suffers from a severe form of asthma and is forced to live on a boat, to talk to his teachers and school-friends.

Mobile

“Pony support for the elderly”

The aim of this project, started in 1997, is to provide concrete help for elderly people who live alone and suffer from loneliness, a common situation in large cities. A group of volunteers armed with “ponies” (mobile phones) is contacted by the operating base and responds to the requests for help by visiting the callers at home and providing support.

“Libera”

Since 1996, TIM has been collaborating with Libera, the voluntary association headed by Don Luigi Ciotti, committed to the fight against all forms of illegality. TIM is supporting a number of initiatives to create jobs on farms on land confiscated from the Mafia, and has activated a cultural promotion process through civic and professional training courses.

Fondazione G.B. Bietti

TIM is supporting Fondazione G.B. Bietti in a far-reaching project to promote the spread of clinical and surgical research in the ophthalmic sector. It also helped to organize an important international conference attended by leading national and international academics and experts in the sector.

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World Food Programme

TIM joined forces with the World Food Programme, the largest Agency of the United Nations of food aid, to help children in the poorest nations by supplying food and education support. Also involved in the project were TIM’s customers, who contributed funds by sending text messages to a dedicated number.

Vital drugs project

TIM is cooperating with the international charity Médecins sans Frontières in a project to ensure that vital drugs reach the poorest populations in third-world countries.

“Brasile senza fame” and “Natale senza fame”

The Mobile Business Unit operating in Latin America have made significant contributions to support these two projects, which aim to eliminate hunger “in Brazil” and “at Christmas”, promoted by the “Acao da Cidadania” Association.

Information Technology Market

Airlift for Baghdad

The company Tele Sistemi Ferroviari collected funds for the voluntary association “Un Ponte per Baghdad” which promotes humanitarian aid initiatives on behalf of the Iraqi people. The contribution will be spent on supplying drugs and medical staff to help children suffering from chronic illnesses.

Maternity center in Afghanistan

Teleap’s contribution will go towards the new maternity center being built in Afghanistan by Emergency, the Italian humanitarian association which provides care and rehabilitation for the victims of war and land-mine accidents. The new center will provide free, qualified assistance for expectant mothers who, for years, have been living in a precarious situation because of the war.

COMMUNITY INVESTMENTS

Progetto Italia

Progetto Italia is a whole spectrum of cultural, social and sporting initiatives, launched at the beginning of the previous year with a budget of euro 30 million, to demonstrate the Telecom Italia Group’s social and civic commitment. The Project prides itself on having established close relations with scientific partners, to whom Telecom Italia has supplied its expertise in technology, organization and communications, and focuses on support for scientific research, culture and social initiatives. As a result, a close rapport has been built up with public and private institutions, local administrations, associations and other organizations. Progetto Italia is unusual because the initiatives that have been selected are all jointly organized, are outstanding in terms of quality and are quite unique. In 2003, initiatives were organized in three main spheres: culture, social activities and sport.

Culture

•	Telecom Italia Digital Laboratory for the National Film School - Rome: the laboratory, directed by Francesco Alberoni, is located in Italy’s most prestigious film school. It was conceived with the idea of developing new digital film-making techniques. To date, courses have been organized on animation, modeling and 3-D film-making.

•	Telecom Italia Digital Communications Laboratory - the “La Sapienza” University - Rome: another laboratory, directed by the well-known TV talk-show host Maurizio Costanzo, is located at the Faculty of Sociology. The laboratory will be frequented by students attending under and post-graduate courses in Communications Sciences. It was established to promote new projects in the sphere of the media and telecommunications (web casting and interactive multimedia content for the latest generation of mobile phones).

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•	Digita.MI, Milan’s Digital Library: Telecom Italia undertakes to create an online connection for all the Milan libraries and to make available old documents online about the history of the city.

•	First Science Festival - Genoa: Telecom Italia Group was one of the founders of the festival and participated in the organization of the first festival as well as providing content. In total, 136,000 visitors attended the event, 34,000 tickets were sold and 15,000 people visited the Telecom pavilion at the Old Harbor.

•	Patron saints of Italy - A look at the city values that are worth passing on: this project pays homage to the patron saints of some Italian cities (Catania, Padua, Turin and Bologna), and to aspects of Italian traditions and culture. The project is a joint venture with the Franco Parenti Theater in Milan directed by Andrèe Ruth Shammah.

•	TLC services for the Rome Museum Pool: the Telecom Italia Group provided TLC services, making it possible to create a high-speed telematic connection between Rome’s museums.

•	Telecom Italia Lab provides innovation for the Film Museum in Turin: at last, the Film Museum and the Main Hall of the Mole Antonelliana are on the Internet. This is the first museum to have a fiber optic connection and the second with a wireless LAN system.

•	Telecom Italia and Dante’s Divina Commedia - Florence, the Church of Santa Croce, Milan, the Church of Santa Maria delle Grazie: 85,000 people in Florence and Milan attended the readings from Dante’s Inferno by Vittorio Sermonti at 68 evening performances, an event which brought prestige to Milan’s cultural season and represents a new phenomenon: the cultural “happening”.

•	The Strega Prize: Telecom Italia in its role as institutional partner commissioned Margaret Mazzantini, who won the Strega Award for her novel “Non ti muovere” (Don’t move) to write a book. The book, together with another by Domenico Starnone, is now part of the series of books (“I libri Stregati”), created by Progetto Italia to promote and enhance contemporary literature.

•	The Campiello Prize: as well as sponsoring the section of the Campiello Prize dedicated to young writers, Telecom Italia Group presented the jury with Sirio 187 telephones for nominating the winner, making the Campiello competition the only one where votes are cast via SMS.

•	Conversations on Art History - Rome: a series of conferences attended by the top experts in the sector (academics and cultural superintendents from Italy and abroad) in the Casino dell’Aurora at Palazzo Pallavicini Rospigliosi.

•	Restoration of the wall of the apse of Santa Croce in Gerusalemme in Rome, a joint project with the World Monument Fund: restoration work involved the tempera decoration of the walls, marble overlays, stuccoes and a fresco by Corrado Giaquinto.

•	Concert by Paul McCartney at the Coliseum: two concerts were organized featuring the celebrated former “Beatle”. The first was held at the Coliseum (the only event for which the audience was charged for tickets, bought through an online auction). The second concert, held at the Fori Imperiali, was free. Part of the takings from the tickets sold for the first concert was donated to the “Adopt a Minefield” association. The rest was donated to the Archaeological Superintendency of Rome to sponsor the reconstruction of the Museum in Baghdad, which houses a collection of key importance charting the historical and cultural development of mankind. The second concert was attended by 500,000 people and was one of the top musical events of the year.

•	Le Vie dell’amicizia (Roads of Friendship): Riccardo Muti conducts in Cairo: the last concert of the Ravenna Festival conducted by Riccardo Muti was watched on the Raiuno TV channel (only in Italy) by 2,000,000 viewers, confirming its reputation as one of the major events of the classical music season.

•	2003 Telecom Italia Colloquia at the Future Center: 4 Nobel Prize-winners for economics discussed social and economic topics with Telecom Italia Group’s Chairman, Marco Tronchetti Provera. The topics of discussion included China’s increasing economic importance, the problems of welfare and employment. In all, 100 university students from all over Italy participated in the discussions, along with world experts on social and economic matters.

Social initiatives

Social initiatives organized during 2003 include the spread of information, solidarity (classified in the top level of the LBG pyramid chart) and fund-raising.

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•	Spreading information

•	Telecom Italia Future Center: The Future Center was opened in 2002 and, each year, hosts important events such as the Telecom Italia Colloquia, exhibitions and series of conferences. At the Internet Café, visitors can try out the latest technologies from Telecom Italia Labs. So far, 85,855 people have visited the Future Center.

•	Interaction Design Institute Ivrea: The IDII was founded by Senator Franco Debenedetti, and, each year, awards prestigious degrees to students of design. Telecom Italia supports the institute’s activities, providing concrete help to its students through scholarships.

•	Solidarity

•	Matti per la Vela (Mad about Sailing): this initiative sets out to help people with psychological problems by introducing them to this sport for therapeutic purposes. Patients of the Genoa local health authority who have participated in the project have sailed around the Italian coast and competed in important races such as the Barcolana at Trieste.

•	“I nostri bambini, come proteggerli, come soccorrerli” (Our children, how to protect them, how to help them): this video-cassette gives instructions on how to apply First Aid when serious accidents happen in the home. The video, produced jointly with Annamaria Testa, was distributed as an insert with one of the leading periodicals published by the Mondadori group.

•	114 Emergency for Kids: The service was conceived jointly with the Ministry of Home Affairs, the Ministry of Equal Opportunities and the Ministry of Communications and organized with “Telefono Azzurro” (helpline for children). The organization is headed by Prof. Ernesto Caffo, who, for years, has battled against child abuse. An experimental phase of the 114 emergency service has been launched in three high-risk cities: Milan, Treviso and Palermo.

•	Fund-raising

•	Telethon: all the main Group companies contributed to this television fund-raising marathon: TIM with solidarity text messages (1 euro including VAT was donated to the fund-raising committee for each message sent), Virgilio collected online promises of donations and Info412 inaugurated a new service to support non-profit organizations. As a result, euro 3,537,428 was subscribed through Info412 or TIM solidarity SMS, helping to raise the new Telethon record to euro 25,260,495. The new call center at the Milan prison of San Vittore was also used to collect promises of donations. The calls were handled by 30 detainees, all of whom donated their pay to Telethon.

•	Associazione Italiana per la Ricerca sul Cancro (Italian Cancer Research

•	Association): Telecom Italia Wireline collected promises of donations through Info412 and TIM and Lega Calcio promoted the “an SMS for research” campaign, inviting football fans to contribute 1 euro to the AIRC.

•	FAI - Fondo Ambiente Italiano (Italian Fund for the Environment): Progetto Italia helped to organize the “Dietro le quinte della tua città” (Behind the scenes in your city) project, a day of fund-raising for the FAI, held on October 26, 2003. Many celebrities took part.

Sport

•	Alleniamoci alla Vita (Telecom let’s train for life) was conceived with the aim of promoting social and individual growth of the young through the values of sport. In 2003, 600 schools, 1,200 classes and 30,000 kids from all over Italy participated in this project. The initiative provides didactic material for teachers, students and their families and is organized in conjunction with the “A caccia di valori” (Hunting for values) competition.

•	Special Olympics: with the “Un Natale da Campioni” (A Champion’s Christmas) campaign, members of the public could buy a ball for their Christmas tree from “Il telefonino Tim” shops starting from a minimum of 2 euro. In this way it was possible to finance the training programs of 2,500 special athletes belonging to “Special Olympics”, the non-profit association founded by Eunice Kennedy and present in 167 countries.

Internet & Media

Group TV channels MTV and La 7 ran several campaigns to support areas of social interest. They include Free your mind, a project to support children in Iraq, War is not the answer, a project for World AIDS Day, when special programs were televised without any advertising spots, and a campaign to stop people smoking.

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INITIATIVE FOR THE COMMUNITY

Corporate

Telecom Italia Lab

The Wireline, Mobile, Internet and Media Business Units and the IT Group Function made a significant financial contribution to scientific research conducted by Telecom Italia Lab. Research included the following initiatives:

•	development of the access network (given the growth in demand for band availability) and the transport network (associated with the gradual transition towards optical technologies);

•	development of phone services, with the aim of making the network architecture converge with an “all-IP” model;

•	development of the mobile phone network and hi-tech services of the third generation;

•	the new frontiers of the Internet, multimedia and security.

CRSA (Control & Risk Self Assessment)

The aim of the project is to spread a tool for identifying, assessing and managing operational risks that is integrated with the planning and control process at Group level. Another aim is to bring the Group in line with national and international best practices in the sphere of Corporate Governance. The project is based on risk self-assessment on the part of the management, after which the existing control system is examined and proposals are made for improving controls in the future. The first phase of the project has already been completed.

A specific web-based application is being prepared to support the phases of risk assessment and management and for implementing the proposed action plans.

Crisis Management Model

This is the main tool used for tackling risks which would have a major impact, but are very unlikely to happen. The model is based on interaction with the Crisis Management Board, which is in charge of strategic coordination, and the Operational Crisis Teams (OCT), who are responsible for the operational and territorial management of the crisis. A Group “Policy of Crisis Management” has been prepared, along with “Group Guidelines” and a number of “Operating Procedures”, which differ according to the type of crisis involved. The most important aspects of the model are:

•	the pro-active logic of crisis management;

•	different types of OCT based on the characteristics of the various business units;

•	the uniformity of the operating solutions, ensured by strategic co-ordination by the Crisis Management Board.

Sistema Ci.Pro. (Civil Protection)

The aim of this project is to achieve optimum management of emergencies such as natural disasters, catastrophes or other exceptional events. It relies on a database containing a complete list of all the leaders to contact if a crisis arises, and description of all the technical resources and vehicles available. The information is supported by maps which users can access to give warning of any problems or emergencies that may have occurred, and by a detailed analysis of the potential risk (seismic, hydro-geological, etc.) nationwide.

Sistema I.C.S. (International Contact System)

This is based on a procedure managed by special software, using travel documentation, enabling users to keep up-to-date with the situation of their employees working abroad. In the case of natural calamities, terrorist attacks, or other disasters, the employees can immediately be contacted, report their status and make requests for help.

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Mobile

Control of electromagnetic emissions at installations

The electromagnetic emissions of new radio transmitter installations and alterations to existing installations must be measured to check that they comply with current standards safeguarding public health. For further information, please consult the section on “Electromagnetic emissions” in the section of the report on the Environment. Telecom Italia LAB has set up a special project to monitor the effects of the electromagnetic fields generated by mobile telephone services and mobile phones on the eco-system.

Apogeo (Antennas Procedures On Geographic Enhanced Orientation)

This procedure aims to calculate radioelectric parameters associated with the positioning of antennas for mobile telephone transmission equipment. For further details please refer to the section on “Electromagnetic emissions” in the section of the report on the Environment.

Olivetti Tecnost

MEMS (Micro-Electro Mechanical Systems)

Olivetti I-Jet uses a technology based on silicon to build low-cost MEMS identification and implementation systems which are small, reliable, and useful for improving quality and safety. The main sectors of application are:

•	automotive: TPMS pressure sensors for tires;

•	photonics: components;

•	biomedical: sensors and micro-remote control devices for medical diagnostics;

•	environmental monitoring: humidity, gas, pressure and temperature sensors, jointly produced with Telecom Italia Lab.

Information Technology Market Transport of Dangerous Goods

This research project is jointly financed by the Ministry of Education, Universities and Research and is being conducted by Finsiel with the cooperation of the Ferrovie dello Stato group and various universities. The aim of the project is to create and field-test a telematic system that is capable of locating, controlling and interacting with a train carrying dangerous goods, on a section of track between Naples and Gela.

The project aims to tackle the problems of risk associated with the rail transport of dangerous substances in high-density industrial and residential areas.

INNOVATIVE SERVICES FOR SOCIAL GROWTH

Wireline

The “Loquendo” platform

This platform, which takes its name from the company that developed it, is based on the integration of sophisticated voice synthesis and recognition technologies, making it possible to access information and transaction content by making a simple telephone call.

Wi-Fi

This service provides high-speed wireless access to the Internet in public places where the service has been activated (airports, railway stations, sports complexes, trade fairs) through a lap-top computer or hand-held devices. It is particularly useful for customers who need to stay in touch with their companies during business trips or while they are on the move.

MMS for fixed networks

This service enables users to send or receive MMS (Multimedia Messaging Service) from a fixed phone. It will therefore be possible to send photographs or short videos between fixed phones and ensure interaction with mobile phones. Thus a simple phone call may be transformed into a multimedia experience based on sounds and images.

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Broadband access

The aim of the project was to introduce x-DSL technologies and products to the network and check that they function and perform properly, especially innovative x-DSL technologies and products (VDSL and FTTx). For further information, please refer to the section on “Environmental research” in the section of the report on the Environment .

Evolution of the transport network

Support was given to procurement and to the introduction to the network of new apparatus and installations associated with the urban and regional network using CWDM (Coarse Wavelength Division Multiplexer) and DWDM (Dense Wave Division Multiplexing) technology. The modes of integration of the optical network have been defined with the aim of optimizing the use of network resources and reducing running costs. The synchronization network has also been made more reliable.

Telemedicine

The Group has acquired an equity interest in Telbios, a company operating in the sector which uses innovative technologies to book and manage medical services from a distance and to transfer clinical data and images in real time. As a result, the Group is now present in the telemedicine sector and aims to develop VAS services for the final customer (Home Care) using broadband access.

Mobile

Measurements and protection for 2G and 3G mobile systems

This project involves the testing of GSM/GPRS and UMTS access networks, and concentrates on the following aspects:

•	problems of work between the access network and terminals;

•	drawing up technical standards for testing;

•	development of automatic tests for GSM and UMTS network access equipment;

•	tests for establishing the characteristics of systems generating emissions;

•	measurement of network performance parameters and terminals to improve the design process of the mobile network;

•	development of measuring benches used to validate mobile design tools (cell planning);

•	creation of hardware/software tools for assessing and predicting the levels of electromagnetic fields generated by mobile transmitters.

Mobile telephone services

Projects associated with mobile services mainly concerned the following areas:

•	development of demonstration equipment for Value Added Services (VAS);

•	development of new platforms for the VAS services center;

•	research into new software architectures for interconnecting the VAS services center to the external ASP world and content providers;

•	study of communications protocols for mobile terminals and the new mobile terminal operating systems (Java, Symbian);

•	identification and definition of a range of innovative services for the wholesale services market, directed at national telecommunications operators (OLO and Service Providers).

Olivetti Tecnost

FAX Technology

This project aims to develop ink-jet technology for fax products which use water-based inks with non-toxic colorants and ordinary paper for printing, to provide an alternative to other products on the market which are based on technologies using toxic inks and chemically treated paper.

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Information Technology Market

Front office for online banks

This project developed by Carisiel aims to develop the multi-channel front office system for online banks by developing non-traditional channels (vocal channels), by integrating the front end and the back end and supplying asynchronous services. By creating an innovative front end, the project aims to improve modes of interaction between the customer and the bank.

RESEARCH AND DEVELOPMENT

In 2003, Telecom Italia Group’s R&D activities were mainly conducted by the subsidiary TILAB, and partly through cooperation with Pirelli Labs, dedicating 1,001 employees. In 2003, in all, 68 new patents were registered, 14 of them jointly with Pirelli Labs.

Overall R&D expenditures incurred in 2003 amounted to approximately euro 148 million. The total of grants and low-interest loans to support R&D costs, already received or awaiting receipt, amounted to approximately euro 9 million.

The R&D activities, in the areas of business “Office Products” and “Systems Divisions” of Olivetti Tecnost, are fully described in the section of the report on the “Economic and financial performance - Telecom Italia Group - Business Units/Operating Activities - Olivetti Tecnost”.

R&D activities involved research and testing in the sphere of network innovation, mobile and broadband services, and are fully described in the section on TILAB in the section of the report on the “Economic and financial performance - Telecom Italia Group - Business Units/Operating Activities - Other Activities”.

2003 ANNUAL REPORT	169

HUMAN RESOURCES

HEADCOUNT AND CHANGES IN THE TELECOM ITALIA GROUP

Employees at December 31, 2002		Changes during the year			Employees at December 31, 2003
	Hired	Terminated employment	Change in scope of consolidation	Total
106,620	5,537	(10,141)	(8,829)	(13,433)	93,187

Headcount of Telecom Italia Group at December 31, 2003 was 93,187; this is 13,433 less than at year-end 2002. This reduction was the result of the change in the companies consolidated (– 8,829) and employee turnover (4,604).

The more significant changes in the Group were due to: the spin-off of companies in the Internet and Media Business Unit (– 5,642 in total, of which – 5,402 refers to the sale of Nuova Seat Pagine Gialle), the Olivetti Tecnost Business Unit (– 1,348), the sale of TE.SS (– 404) and Netikos (– 207) as well as the outsourcing to third-party companies of the logistics business segment of Telecom Italia (– 337), the facility business segment of Olivetti Multiservices (– 208) and information system activities for both Desktop Management (– 582 from IT Group and – 22 from IT Market) and Corporate Solutions (– 380 from IT Group, – 21 from Olivetti Tecnost).

During the year, the Group acquired the following companies: Hansenet (+381 employees), Tm News (+55) and Top Services (+21). 83.8% of the total of the Group’s employees work in Italy and are distributed as follows:

2003 ANNUAL REPORT	170

HEADCOUNT AND CHANGES AT TELECOM ITALIA SpA

Employees at December 31, 2002		Change during year		Transfers from Group companies	Sale of “logistics” and “Insurance Administration” business segments	Total	Employees at December 31, 2003
Olivetti SpA	Merged company	Hired	Terminations
70	54,705	537	(3,916)	1,314	(349)	(2,414)	52,361

In particular, 1,169 of the transfers from Group companies refer to the merger of TILAB SpA in Telecom Italia and 145 refer to the balance of professional mobility between Telecom Italia SpA and the rest of the Group.

GENDER BALANCE

The percentage breakdown of men and women employees in the Telecom Italia Group and Telecom Italia SpA is shown in the following charts:

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In 2003, the percentage of women holding senior management positions in the Group (in Italy) was around 12%, rising to 24% at middle management level.

Progetto Donna was launched, with the aim of promoting the professional development of women and spreading the equal opportunities culture throughout the Telecom Italia Group. 2,100 Group employees were interviewed over the phone about topics such as work satisfaction, and career opportunities for men and women. The results of this survey, and of benchmarking against 30 other Italian and foreign companies, were analyzed at a seminar that involved about a hundred Group employees.

At the same time, projects were formulated to promote opportunities for women and, more generally, to improve life in the company. These projects will be implemented in 2004.

DEVELOPMENT

In 2003, Development, Training and Internal Communication activities were geared to supporting the cultural re-orientation process begun in 2002.

The Group’s development policies continue to promote the spread of behavior consistent with the system of values that has been adopted by Telecom Italia Group, through appropriate action and projects. These include customer focus, taking responsibility, innovation, pro-action, speed, integration, transparency and professional excellence.

The Managerial style adopted by the Group has been pursued by creating a network of Development Centers. The Managerial Model used is based on these principles: customer focus, the creation of value, investing in people, change management, networking and integration.

TRAINING

Training activities in Telecom Italia Group in 2003 registered an aggregate value of around 2 million hours (classroom and online learning, on the job training for employees in Italy) and around euro 35 million in actual costs (excluding the cost of labor and logistics expenses). These activities were largely delivered by Telecom Italia Learning Services, and mainly concerned:

•	training to develop customer focus and role adeguacy for front-end staff, to develop the technical, professional and behavioral expertise required for managing customer relations successfully (for example, “Progetto Fish”, “Progetto Loyalty”, “Progetto Coaching”, “Progetto Empowerment gestionale Info 12”, 187 Technical Services, Network Total Assistance System - SAT);

•	training for Sales employees to pursue of excellent knowledge of Telecom Italia products and services, dealings with customers (for example, “Progetto High Sales”, “Progetto Real TV”) and capacity to create value for our customers (for example, “Progetto Value Based Selling”);

•	management development initiatives for the Group’s senior management, targeted both for change management according to the managerial model defined for the Group and for the enhancement of skills and behavior essential to creating value;

•	training programs for professional “families”, to integrate and develop the distinctive skills and expertise of the family (Human Resources and Finance, Administration and Control and Investor Relations).

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June 2003 saw the launch of “Progetto Obiettivo Immagine”, directed at all the Group’s senior management. The project aims to spread a form of organizational culture which safeguards and reinforces the corporate image, by developing an awareness among its senior managers of the contribution that can be made by every employee to enhance the overall image of the Telecom Italia Group.

In November 2003, the first Group Learning Tour visited the United States. 15 managers from the various Business Units were involved in a full immersion course on the theme of “Customer orientation” involving visits to “companies of excellence”.

In 2003, training activities of Olivetti Tecnost totaled more than 54,000 hours and were included in the above-mentioned Group total. Training was mainly directed at employees being placed in new companies as a result of the restructuring program, and the sales force.

EMPLOYEE SATISFACTION

In May 2003, the survey on employee attitude across the Group, known as the “Group Photo” involved more than 77,000 Group employees in Italy and, for the first time, included employees from the Group’s Brazilian subsidiaries. Over 58% of employees in Italy and about 74% of employees in Brazil completed the questionnaires.

The general level of satisfaction increased to a value of 6.01 (on a scale from 1 to 10) in Italy and 3.75 (on a scale from 1 to 5) in Brazil. These results were communicated to all the employees in the Group.

Between August and December 2003, the survey was extended to employees in other Latin American countries. 77% of employees in Peru participated (in August), while, in December, 68%, 66% and 72% of the employees of subsidiaries in Chile, Bolivia and Venezuela participated, respectively.

The results of this last survey will be presented in the first quarter of 2004.

INTERNAL COMMUNICATION

In 2003, Internal Communication implemented a number of initiatives for Telecom Italia Group employees:

•	the 2003 Group Convention, which took place on April 2, 2003 at five different locations in Italy, involving around 6,000 middle and senior management of Telecom Italia Group;

•	the launch of the Convention system for the professional families of the Group: conventions were organized for the Security, Human Resources, Finance, Administration and Control “families” and involved around 800 middle and senior managers of the Group;

•	the first issue (number zero) of the new Group magazine, noi.magazine, was published in May 2003. A questionnaire was sent to a significant number of workers, clerical staff and middle and senior management throughout Telecom Italia Group;

After the survey had been carried out and feedback received, two issues of noi.magazine were distributed to all the Group employees in Italy and abroad with translations attached in English, Spanish and Portuguese for employees in South America and Europe;

•	the noi.2004 calendar was distributed to all the Group employees in Italy and abroad with photographs of around 60 employees of the Group with a bi-lingual text (Italian and English);

•	July 2003 saw the launch of the new version of the Group Intranet portal, Open, which all Group employees connected to the network can access;

2003 ANNUAL REPORT	173

•	the extensive use of e-mail to all Group employees to inform them about special events;

•	consolidation of the “Sono” project in the Wireline Business Unit.

Also, during 2003, the organization for internal communication in the Wireline Business Unit was reinforced, by establishing internal structures nationwide that can provide better support for activities such as spreading information and receiving feedback.

INDUSTRIAL RELATIONS

On July 9, 2003 the economic part of the National Collective Labor Contract for the telecommunications sector was renewed. It expires on December 31, 2004.

During the year, negotiations with the Group were predominantly concerned with:

Employment

On June 25, 2003 an agreement was signed with the labour unions to lay off 2,500 Telecom Italia SpA employees, in application of the Group agreements to guarantee the correct size of the workforce in relation to the 2002-2004 Industrial Plan (signed on May 27, 2002 and June 10, 2003).

Furthermore, on June 16, 2003, the Olivetti Tecnost Group signed an agreement with the labour unions on the status of the restructuring plan, which was confirmed by an agreement signed on July 3, 2003 at the Ministry of Labour. According to the agreement, the workforce will be reduced by a further 250 employees and resort will be made to a public Fund for Temporary lay-offs (Cassa Integrazione Guadagni), until July 14, 2004, with the aim of retraining the employees concerned. Agreements were also signed with IT Telecom, TIM and Telecom Italia Learning Services to lay off a total of 156 employees. Another agreement was signed with the Buffetti SpA group to grant early retirement to 20 clerical staff according to Law No. 416/81.

Organizational restructuring

The merger of Telecom Italia SpA and Olivetti SpA was finalized.

With a view towards focusing on the telecommunications core business, agreements were signed for the disposal of the following business segments:

•	Logistics of Wireline, by Telecom Italia SpA to TNT Logistics Italia SpA;

•	I.T.User Support (desktop management), by I.T. Telecom SpA to Hewlett Packard Distributed Computing Services Srl;

•	Desktop Management, by Finsiel SpA to Hewlett Packard Distributed Computing Services Srl;

•	Back End Sales & Administration, by Olivetti Tecnost SpA to Accenture Outsourcing Srl;

•	Insurance Administration, by Telecom Italia SpA to P.G.A. Srl (now Asscom Insurance Brokers Srl);

•	Centro Documentazione e Stampa, by Telecom Italia Learning Services SpA to Xerox SpA;

•	Facility, by Olivetti Multiservices SpA to OMS Facility Srl, later sold to Pirelli Real Estate SpA;

•	Corporate Solutions, by I.T. Telecom SpA to Pirelli Informatica SpA (now Shared Service Center S.c.r.l.);

•	Information services activities, by Olivetti Tecnost SpA to Pirelli Informatica SpA (now Shared Service Center S.c.r.l.);

Also finalized was the proportional partial spin-off of SEAT Pagine Gialle SpA to Telecom Italia Media SpA and SEAT Pagine Gialle SpA, later sold to parties outside the Telecom Italia Group.

2003 ANNUAL REPORT	174

Profit bonus

On June 10, the labor unions signed an agreement concerning the Profit Bonus 2003-2006 for Telecom Italia SpA which will be paid on the basis of the gross profit margin and a Customer Loyalty index.

TRANSFERS WITHIN THE GROUP

During 2003, the transfer of professional resources among the various Business Units continued with a view towards reinforcing the sense of belonging to the Group, creating new opportunities for professional development and stabilizing recourse to outside recruitment. In all, 662 employees were affected by job rotation among the various Group companies, of whom 402 were transferred to jobs within the same Business Unit and 260 to another company in the Group.

REMUNERATION POLICY

In 2003, the company worked towards aligning fixed pay more closely to the strategic nature and width of the managerial role occupied. At the same time, the variable component (MBO incentives, long-term incentive plans, one-off bonuses, Special Awards) has become a permanent feature of the pay package which is increasingly geared to corporate and individual performance.

The Group continued its commitment to harmonizing benefit policies.

STOCK OPTION PLANS

The Board of Directors of Telecom Italia SpA (the merged company pre-merger) ascertained the following:

•	in April, the forfeiture of stock options that were still standing from the second lot of the Telecom Italia stock option plan 2001 (residual number of 30,855,000), as a result of not having reached the relative performance parameter, calculated on the basis of the prices of Telecom Italia ordinary shares in the months of March 2002 and March 2003 and the corresponding prices of the Dow Jones Eurostoxx TLC Index.

•	in July, the forfeiture of the stock options that were still standing from the third lot of the Telecom Italia stock option plan 2000 (residual number of 9,900,004), as a result of not having reached the relative performance parameter, calculated on the basis of the prices of Telecom Italia ordinary shares in the months of June 2002 and June 2003 and the corresponding prices of the Dow Jones Eurostoxx TLC Index.

The exercise of Telecom Italia stock options was suspended beginning May 12, 2003, the tenth trading day of the stock market prior to the date of the first call of the Shareholders’ Meeting, up to August 4, 2003, the effective date of the merger.

With reference to the merger of Telecom Italia SpA in Olivetti SpA, the Company resulting from the merger took over all the Stock Option Plans previously in force in Telecom Italia and Olivetti, namely: the Stock Option Plan 1999, the Stock Option Plan 2000, the Stock Option Plan 2001, the Stock Option Plan 2002 and the Top Stock Option Plan 2002 of the merged company, as well as the three-year Stock Option Plan 2002-2004 and the three-year Stock Option Plan February 2002 - December 2004 of the merged company.

The holders of the corresponding stock options will retain the right to subscribe, at the strike price already determined, not the original number of shares stated in the respective regulations

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(and corresponding to one ordinary share for every option), but the number of shares of the new Company corresponding to the ratio established for the shareholders of the two companies, equal to 0.471553 ordinary shares for each ex-Olivetti option and 3.300871 shares for each ex-Telecom Italia option.

The per unit subscription price of the ordinary shares coming from the exercise of the options was thus changed for each Plan, dividing the exercise price already determined by the relative exercise ratio.

In the cases where the application of this ratio to the various lots results in a fraction of a share in the exchange, the holder of the options has the right to subscribe for each lot a whole number of shares rounded down to the nearest unit, exercising only the corresponding quota-part of the options. Following the exercise of the options after the date of the merger, there were residual options for fractions of shares.

On December 31, 2003, the period for exercising rights on the first lot of the Stock Option Plan 1999 expired. The lot was entirely exercised except for the residual options for fractions of shares which arose as a result of the above, which, accordingly, on the same date, expired.

In compliance with the recommendation contained in Consob Communication No. 11508 dated February 15, 2000, the following table summarizes the key features of the stock option plans in force in 2003. For the sake of ensuring a consistent reading of the table, the figures shown (for the market prices and the subscription prices of the shares as a result of exercising the options), relating to the number, exercise, expiration dates, forfeitures or cancellations which occurred prior to the effectiveness of the merger, have been adjusted on the basis of the ratios and returns thus rendering them comparable to the prices relating to the ordinary shares of the Company resulting from the merger.

2003 ANNUAL REPORT	176

(Amount in euro)		Options existing at 1/1/2003	New options granted during the year	Options exercised during the year		Options expired and not exercised or forfeit during the year	Options forfeited during the year due to termination of service		Options existing at 12/31/2003	of which exercisable at 12/31/2003
Plan	No. options	8,471,500	—	3,959,579.956		18.801	—		4,511,901.243	4,511,901.243
1999	Exercise ratio	3.300871	—	3.300871		3.300871	—		3.300871	3.300871
	Subscription price	2.057033	—	2.057033		2.057033	—		2.057033	2.057033
	Market price	2.182	—	2.390	(*)	2.374	—		2.374	—

Plan	No. options	20,600,000	—	—		9,900,004	—		10,699,996	10,699,996
2000	Exercise ratio	3.300871	—	—		3.300871	—		3.300871	3.300871
	Subscription price	4.185259	—	—		4.185259	—		4.185259	4.185259
	Market price	2.182	—	—		2.376	—		2.374	—

Plan	No. options	63,507,500	—	—		30,855,000	312,500		32,340,000	32,340,000
2001	Exercise ratio	3.300871	—	—		3.300871	3.300871		3.300871	3.300871
	Subscription price	3.177343	—	—		3.177343	3.177343		3.177343	3.177343
	Market price	2.182	—	—		1.952	2.060	(*)	2.374	—

Plan	No. options	28,076,000	—	—		—	1,789,500		26,286,500	8,065,500
2002	Exercise ratio	3.300871	—	—		—	3.300871		3.300871	3.300871
	Average subscription price	2.908293	—	—		—	2.928015		2.906951	2.907420
	Market price	2.182	—	—		—	2.258	(*)	2.374	—

TOP	No. options	11,800,000	—	—		—	460,000		11,340,000	3,465,000
Plan 2002	Exercise ratio	3.300871	—	—		—	3.300871		3.300871	3.300871
	Subscription price	2.788052	—	—		—	2.788052		2.788052	2.788052
	Market price	2.182	—	—		—	2.070		2.374	—

Plan	No. options (**)	800,000	—	—		—	—		800,000	533,332
2002-	Exercise ratio	0.471553	—	—		—	—		0.471553	0.471553
2004	Subscription price	7.015118	—	—		—	—		7.015118	7.015118
	Market price	2.075	—	—		—	—		2.374	—

Plan	No. options (***)	7,030,000	—	—		—	1,090,000		5,940,000	3,918,342
Feb. 2002-	Exercise ratio	0.471553	—	—		—	0.471553		0.471553	0.471553
Dec. 2004	Subscription price	5.333441	—	—		—	5.333441		5.333441	5.333441
	Market price	2.075	—	—		—	2.299	(*)	2.374	—

(*)	weighted-average price.

(**)	referring to no. 1,330,000 warrants assigned.

(***)	referring to no. 29,000,000 warrants voted, of which 26,475,000 assigned.

2003 ANNUAL REPORT	177

Plan	Exercise ratio	Sub -scription price of shares (euro)	Number of options granted at 12/31/2003 and exercisable from								Total	Maximum period of options
			2001	2002		2003		2004		2005
1999	3.300871	2.057033	—	4,511,901.243		—		—		—	4,511,901.243	December 31, 2004
2000	3.300871	4.185259	5,349,998	5,349,998		—		—		—	10,699,996	5 years beginning from each year
2001	3.300871	3.177343	—	32,340,000				—		—	32,340,000	April 15, 2007
2002	3.300871	2.928015	—	—		7,753,500		7,497,000		9,996,000	25,246,500	5 years beginning from each year
	3.300871	2.409061	—	—		252,000		252,000		336,000	840,000
	3.300871	2.339080	—	—		60,000		60,000		80,000	200,000
2002 TOP	3.300871	2.788052	—	—		3,465,000		3,375,000		4,500,000	11,340,000	5 years beginning from each year
2002-2004	0.471553	7.015118	—	266,666	(1)	266,666	(1)	266,668	(1)	—	800,000	December 15, 2004
Feb. 2002-Dec. 2004	0.471553	5.333441	—	1,980,004	(2)	1,980,004	(2)	1,979,992	(2)	—	5,940,000	December 31, 2004

(1)	Exercisable in the period from November 1, to December 15, of each year, or, cumulatively, at successive annual expiration dates until the last.

(2)	Exercisable in the period from December 1, to December 31, of each year, or, cumulatively, at successive annual expiration dates until the last.

HEALTH AND SAFETY

The Group has begun to organize activities to promote health and safety at work, with the following aims:

•	defining common guidelines for analyzing, implementing and monitoring health and safety activities;

•	identifying potential synergies;

•	promoting strategic integration and guidelines.

There follows a description of the activities of the main companies in the Group.

Telecom Italia SpA

•	More than 700 instrumental checks were made to monitor the environmental conditions of new work-places and sites which have had structural modifications;

•	1,464 medical checks were conducted by the doctor in charge and the Head of the Prevention and Protection Service in workplaces where employees use videoterminals;

•	369 fire drills were conducted, to check the efficiency of emergency plans;

•	70 instrumental checks were made to assess corporate noise pollution;

•	223 investigations were conducted, as part of the three-year program to monitor levels of professional exposure to electromagnetic fields by employees working on transmission towers;

•	Employees were given 26,000 hours of training on health and safety at work.

TIM SpA

•	Work continued to implement the Health and Safety Management System in compliance with the BSI OHSAS 18001 standard;

•	The health of 3,000 employees who use videoterminals was monitored as part of a new campaign;

•	TIM declared itself a no-smoking company: a campaign was organized to raise awareness of the dangers of smoking and, along with the Lega Italiana per la Lotta contro i Tumori, courses were started to help people stop smoking;

•	Training courses were held involving 2,029 employees for a total of 14,200 hours.

2003 ANNUAL REPORT	178

I.T. Telecom SpA

•	In agreement with Workers’ Safety Representatives, I.T. Telecom SpA became a no smoking company;

•	The quality of the air was monitored in all 12 of the sites where corporate employees work;

•	Periodical medical checks were made on about 70% of corporate employees (exceeding the minimum required by law, especially in the case of ophthalmological examinations);

•	An e-mail address of the Prevention and Protection Service has been put at the employees’ disposal on the corporate portal, to enable them to request information, report anomalies, make suggestions, etc.

The following table shows the data on industrial accidents for Telecom Italia and TIM in 2003:

	Telecom Italia SpA	TIM
Number of industrial accidents	750	201
Accident severity rate (*)	0.27	0.27
Accident incidence rate (*)	7.4	13.5
Mean absence time (in hours)	148.6	173.2
Loss of working hours rate (*)	1.10	2.35
Percentage of injured workers	1.57	2.0

(*)	The data relating to severity, incidence and loss of working hours refers respectively to:

•	the number of conventional days lost per year per thousand hours worked;

•	the number of accidents per million hours worked;

•	the number of hours lost due to accidents per thousand hours worked.

EMPLOYEE BENEFITS

ASSILT

At December 31, 2003, the Association for Supplementary Health Care for employees of Telecom Italia had more than 220,000 members: 69,400 employees, 41,100 retirees, 110,200 family members.

Besides reimbursing the cost of health care supplementary to that provided by the National Health Service (505,000 cases were handled in 2003), Assilt conducts campaigns of preventative medicine and health education, in conjunction with public health structures and by using its own mobile diagnostic units. In 2003, the oncological prevention program (breast cancer and skin cancer screening) went forward, along with the campaign for the prevention of respiratory allergic reactions.

CRALT

The Company Recreational Club for Telecommunications Workers organizes tourism, sport, culture, recreation and solidarity initiatives for employees and retired employees of the Group.

At December 31, 2003, membership totaled around 56,000 employees and 10,000 retirees.

Telemaco

The Complementary Pension Fund for the Workers of Telecom Italia Group has become the pension fund for all the companies who apply the National Collective Labor Contract for Telecommunications. At December 31, 2003, membership totaled more than 59,000.

Initiatives for employees’ children

The summer camp holidays offered 4,739 children the chance to spend two weeks at one of the 11 centers (5 at the seaside, 6 in the mountains) put at their disposal.

The camp activities are organized according to an educational plan which is periodically updated with contributions from academics and experts in the sector.

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In addition to the usual initiatives providing support to students (reimbursement of the first year’s university fees and study holidays abroad for children aged 16 and 17), the Digital Age project has been launched it enabled children between 15 and 18 to take advantage of online courses to study English or obtain the European Computer Driving Licence (ECDL).

ALATEL

Following the merger between Telecom Italia and Olivetti, the Association of Senior Workers of the Telecom Italia Group (more than 26,000 members, of whom one third are currently employed by the Group) began to collaborate with Olivetti’s counterpart association, Spille d’Oro Olivetti (around 6,400 members).

LATIN AMERICA

The Code of Ethics adopted by Telecom Italia Group, based on the Global Compact promoted by the United Nations Organization, sanctions numerous principles in the sphere of Human Resources, such as health and safety protection, respect for human rights, guarantee of equal opportunities and the promotion of professional growth.

These principles are applied not only in Italy but also in all the other countries where the Group has important interests, including Latin America. Here, human resources and industrial relations policies, which were initially organized at a local level, are gradually being harmonized. These policies will steadily be extended to the whole Business Unit.

In Bolivia, where the Acuerdo del Lago was signed (involving special commitments in terms of non-discrimination and the protection of human rights), there are policies to minimize the effects of reorganization processes. A significant percentage (45%) of workers is covered by the collective bargaining contracts.

The TIM Brasil Group has extended collective bargaining to all its companies, including the GSM activities begun in the previous year.

2003 ANNUAL REPORT	180

SHAREHOLDERS

FINANCIAL COMMUNICATIONS

Since the end of 2002 and throughout 2003, Telecom Italia Group has acted to communicate ever-more accurate, continuous and timely information about financial matters. The aim is to provide greater transparency and reliability both in terms of the business results and corporate governance of Telecom Italia SpA and its subsidiaries, in order to meet in full the needs of investors and the requirements of the regulations established by official bodies.

In 2003, the merger of Olivetti and Telecom Italia was completed. This event was meticulously described on a special website containing all the relevant documentation and a call center was set up to handle queries from shareholders and investors alike.

Investor Relations, it should be pointed out, has been assigned to an autonomous Corporate Function which reports directly to the Managing Director. This too ensures more timely, complete and effective communications.

This has been achieved with a view towards ensuring the dissemination of extensive and timely information through the delivery of communiqués and the publication of institutional bulletins (periodical reports, both obligatory and discretionary, such as the Sustainability Report, and documents concerning shareholders’ meetings and individual transactions on the market by the Company) using traditional paper methods of communication and also more innovative on-line tools.

In fact, the Telecom Italia website www.telecomitalia.it, has been enhanced with a special area entirely devoted to institutional and retail investors. Besides continuous additions and updating of the content of the website, special care has been taken to provide information on share performance and corporate events.

During 2003, the Company organized more than 50 formal encounters with the market (with analysts, institutional investors and members of the national and international specialized Press). They took the form of quarterly conference calls, road shows, seminar attendance, Press conferences, in addition to the day-today dealings with financial analysts and investors, both through direct meetings or by phone, to supply them with the information they need for their activities. Moreover, the annual meeting was held in Milan on February 14 to present the Group’s financial plan for 2003-2005.

SAFEGUARDING OF PRIVACY AND DATA PROTECTION

Again in 2003 Telecom Italia Group has embarked on important initiatives to guarantee its compliance with the regulations in force for the protection of personal data (Law No. 675/96 and subsequent changes and supplements).

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From an organizational viewpoint, a special structure (the “Privacy Project”) was set up within Telecom Italia’s Corporate and Legal Affairs Function to improve the co-ordination of the application of the aforementioned regulations at a Group level, and to monitor the related progress and verify the results achieved.

From an operational viewpoint, the principal new initiatives adopted by Telecom Italia included:

•	the preparation of a compendium summary outlining the fundamental principles of the privacy regulations, which was distributed to all Telecom Italia employees;

•	the delivery, to all persons responsible for the treatment of personal data, of updated instructions on the correct application of the minimum security measures established by law;

•	the creation of an intranet website to allow the employees of Group companies easier access to the principal regulatory and statutory texts and to the Company’s implementation procedures;

•	the planning and implementation of improvements at a Group level;

•	the establishment of a control system for the persons supervising the treatment of personal data within the Group through the preparation of updated self-assessment checklists and subsequent sample testing.

For the timely implementation of the provisions introduced, effective from January 1, 2004, in the Code on the protection of personal data (Legislative Decree 196/03 - known as the “Privacy Code”), which gathers into one single text (“Testo Unico”) all the provisions related to the protection of personal data, all persons supervising and responsible for the treatment of personal data were provided with information on the changes introduced by the Code, and the procedures and standard forms used to fulfill the legal requirements were also changed (for example, information to employees, customers and suppliers, instructions for the people responsible for the treatment of personal data, with particular reference to the treatment of sensitive and legal data, etc.).

In accordance with the provisions of the Code on the protection of personal data (Legislative Decree 196/2003), in Attachment B (Technical Specification on the subject of minimum security measures), paragraph 26, Telecom Italia SpA discloses that it prepared the programming document on security (PDS) for 2003.

That document describes, based on an assessment of the risks, the technical and organizational criteria adopted for the protection of sensitive personal data treated, by Telecom Italia SpA, using computerized tools. The PDS also provides for a training plan to acquaint the persons responsible for the treatment of personal data with the security measures set in relation to the assessed risks.

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CORPORATE GOVERNANCE

INTRODUCTION

The merger of Telecom Italia into Olivetti was concluded and became effective from 4 August 2003; the company resulting from the merger adopted the name of Telecom Italia.

The Board of Directors of the new company, elected on 26 May 2003 by the Olivetti shareholders’ meeting, appointed the corporate officers, assigned the related powers and basically took over the corporate governance system of the “old” (i.e. pre-merger) Telecom Italia.

However, it also adopted a new Self-Regulatory Code (available on the Internet at www.telecomitalia.it under Investor Relations) containing significant innovations with respect to the earlier governance rules in the light of international best practice.

In general, the Company’s corporate governance system is based on the central role of the Board of Directors, transparency in operational decisions, effective internal controls and rigorous rules governing conflicts of interest. This system, designed and constructed bearing in mind the principles formulated by the Committee for Corporate Governance of Borsa Italiana (known as the Preda Code), has been implemented with the adoption of codes, rules and procedures covering the activity of all the organizational and operational components of the Company. These documents are checked constantly and updated to respond effectively to legislative and regulatory developments and changes in operational practice.

This section of the Report describes how Telecom Italia’s corporate governance system worked during the year. The name Telecom Italia indicates the company resulting from the merger, without a break vis-à-vis the “old” Telecom Italia; where appropriate, reference will also be made to the activity of Olivetti S.p.A. before the merger.

BOARD OF DIRECTORS

Role and tasks

The Board of Directors has the power (and the duty) to lead the Company by pursuing the primary objective of creating value for its shareholders; to that end it takes all the decisions needed to achieve the corporate purpose (Article 2 of the Self-Regulatory Code).

The Self-Regulatory Code reserves several especially important tasks exclusively to the Board, including those of:

(i)	examining and approving the strategic, business and financial plans of the Company and the Group;

(ii)	evaluating and approving the annual budget of the Company and the Group;

(iii)	examining and approving transactions – including investments and disinvestments – with a substantial impact on the Company’s activity in view of their nature, strategic importance or size;

(iv)	verifying the adequacy of the general organizational and administrative structure of the Company and the Group;

(v)	preparing and adopting the Company’s corporate governance rules and the Group’s governance guidelines;

(vi)	nominating the persons who are to hold the offices of Chairman and Managing Director in strategic subsidiaries, except such as are subsidiaries of listed subsidiaries;

(vii)	evaluating and approving the periodic reports required by the applicable legislation.

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Meetings

The Self-Regulatory Code requires the Board to meet periodically (and at least quarterly). In 2003 the Board of Directors met 11 times (the Board of Directors of Olivetti met 5 times before the merger). Board meetings were always well attended, with 81% of the directors being present on average. The independent directors were assiduous participants, with an overall attendance rate of 76%.

When board meetings were to be held, documentation permitting informed participation in the proceedings was transmitted in good time to the directors and the members of the Board of Auditors.

In November 2003 the Company distributed a calendar scheduling at least 7 meetings for 2004, when Telecom Italia will again prepare its annual and half-yearly reports early, thus qualifying for exemption from preparing quarterly reports for the fourth quarter of 2003 and second quarter of 2004.

Appointment

The members of the Board of Directors are elected by means of “slates” (Article 9 of the bylaws). The slate system, which de facto renders the creation of a nominating committee superfluous, is designed to ensure an adequate representation on the Board of Directors of persons drawn from lists presented by minority shareholders (slates may be presented by shareholders who individually or together with others hold at least 1% of the share capital with the right to vote in ordinary shareholders’ meetings).

Although the Company’s current Board of Directors was elected by the Olivetti shareholders’ meeting of 26 May 2003 under the old Olivetti bylaws, which did not contemplate slates, the meeting basically confirmed the composition of the Board of Directors of the “old” Telecom Italia, which included 3 directors drawn from slates presented in October 2001 by minority shareholders (Umberto Colombo from the slate presented by the Ministry for the Economy and Finance, and Francesco Denozza and Guido Ferrarini from the slate presented by Italian institutional investors).

On that occasion the shareholders who put forward the proposals for directors to be appointed made available the profiles of the individual candidates so that all the shareholders could know their personal and professional data and exercise the right to vote in an informed manner. This principle is expressly contemplated by the current bylaws of Telecom Italia.

Composition

Telecom Italia’s Board of Directors has not less than 7 and not more than 23 members; it is up to the shareholders’ meeting to decide the exact number (Article 9 of the bylaws).

The Olivetti shareholders’ meeting of 26 May 2003 elected the present directors after establishing their number at 15. The new Board took office on 4 August 2003 (the date on which the merger became effective) and will remain in office until the date of the approval of the annual accounts for the year to 31 December 2003. It is made up of the following directors:

Marco Tronchetti Provera	Chairman

Gilberto Benetto	Deputy Chairman

Carlo Buora	Managing Director

Riccardo Ruggiero	Managing Director and General Manager

Umberto Colombo	Member of the Remuneration Committee

Giovanni Consorte

Francesco Denozza

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Luigi Fausti	Chairman of the Remuneration Committee and member of the Committee for Internal Control and Corporate Governance

Guido Ferrarini	Chairman of the Committee for Internal Control and Corporate Governance

Natalino Irti	Member of the Committee for Internal Control and Corporate Governance

Pietro Modiano

Gianni Mion

Massimo Moratti

Carlo Alessandro Puri Negri

Pier Francesco Saviotti	Member of the Remuneration Committee

The Board of Directors of the “old” Telecom Italia, which served until the date on which the merger became effective, was composed of the same directors with the exception of Roberto Ulissi (in place of Giovanni Consorte), whom the Minister for the Economy and Finance had designated exercising the powers of appointment – now lapsed – reserved to the Minister (so-called Golden Share; see Article. 22 of the Company’s bylaws).

The composition of the Board of Directors of Olivetti, which served until the date on which the merger became effective, was as follows:

Antonio Tesone	Chairman of the Board, of the Remuneration Committee and of the Internal Control Committee

Marco Tronchetti Provera	Deputy Chairman and Managing Director

Gilberto Benetton	Deputy Chairman

Carlo Buora	Managing Director

Lorenzo Caprio	Member of the Remuneration Committee and of the Internal Control Committee

Giorgio Cirla

Pier Luigi Fabrizi

Cesare Geronzi

Gianni Mion

Giampietro Nattino

Paola Pierri	Member of the Remuneration Committee

Alberto Pirelli

Carlo Alessandro Puri Negri

Gian Carlo Rocco di Torrepadula

Dario Trevisan	(resigned on 16 April 2003)

Alberto Varisco	Member of the Internal Control Committee

The offices held by the directors in other listed companies and other large financial, banking and insurance companies are shown below:

Marco Tronchetti Provera	Chairman of Camfin, GPI - Gruppo Partecipazioni Industriali S.p.A., Marco Tronchetti Provera & C. S.a.p.a, Olimpia S.p.A., Pirelli & C. S.p.A. and Pirelli & C. Real Estate S.p.A.

Gilberto Benetton	Chairman of Edizione Holding S.p.A. and Autogrill S.p.A.; Deputy Chairman of Olimpia S.p.A.; Director of Autostrade S.p.A., Banca Antonveneta S.p.A., Benetton Group S.p.A., Beni Stabili S.p.A., Lloyd Adriatico S.p.A., Mediobanca S.p.A., Pirelli & C. S.p.A. and Schemaventotto S.p.A.

Carlo Buora	Chairman of Telecom Italia Mobile S.p.A.; Managing Director of Pirelli & C. S.p.A.; Director of Mediobanca S.p.A., Pirelli & C. Real Estate S.p.A., Ras S.p.A. and Rcs Mediagroup S.p.A.

Riccardo Ruggiero	–

Umberto Colombo	Director of Acea S.p.A., Impregilo S.p.A., Saes Getters S.p.A., Snia S.p.A.and Sorin S.p.A.

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Giovanni Consorte	Chairman and Managing Director of Unipol Assicurazioni S.p.A.; Chairman of Meie Aurora S.p.A.; Deputy Chairman of Hopa S.p.A. and Winterthur Assicurazioni S.p.A.; Director of Carisbo S.p.A., Euresa Holding S.p.A., Snia S.p.A.and Sorin.

Francesco Denozza	–

Luigi Fausti	Chairman of Patrimonio Immobiliare dello Stato S.p.A.; Director of Monrif S.p.A.

Guido Ferrarini	Chairman of TLX S.p.A.; Director of Autostrade S.p.A.

Natalino Irti	Director of Rcs Mediagroup S.p.A.

Gianni Mion	Managing Director of Edizione Holding S.p.A.; Deputy Chairman of Telecom Italia Mobile S.p.A.; Director of Telecom Italia Media S.p.A., Autogrill S.p.A., Autostrade S.p.A., Banca Antonveneta S.p.A., Benetton Group S.p.A. and Ventuno Investimenti S.p.A.

Pietro Modiano	Managing Director of UBM S.p.A. and Unicredi-Banca d’Impresa S.p.A.; Director of Borsa Italiana S.p.A. and Locat S.p.A.

Massimo Moratti	Director of Interbanca S.p.A. and Pirelli & C. S.p.A.

Carlo Alessandro Puri Negri	Deputy Chairman and Managing Director of Pirelli & C. Real Estate S.p.A.; Deputy Chairman of Camfin S.p.A. and Pirelli & C. S.p.A.; Director of Capitalia S.p.A. and Permasteelisa S.p.A.

Pier Francesco Saviotti	Director of Linificio e Canapificio Nazionale S.p.A., Stefanel S.p.A. and Tod’s S.p.A.; General Manager (for Lending) of Banca Intesa S.p.A.

Independent directors

The Company has adopted specific criteria conforming with international best practice and the Preda Code to qualify directors as “independent”. On the basis of these criteria and in the light of the declarations submitted by the members of the Board of Directors, 5 of the 15 directors are considered independent, namely, Umberto Colombo, Francesco Denozza, Luigi Fausti, Guido Ferrarini and Natalino Irti.

The directors in question:

(i)	neither have nor have recently had, directly, indirectly or on behalf of third parties, business relationships of a significance able to influence their autonomous judgement with the Company, its subsidiaries, the executive directors or the shareholder or group of shareholders who control the Company. The timeframe considered is the last three fiscal years for employment and executive directorships and the last fiscal year for other business relationships;

(ii)	do not hold, directly, indirectly or on behalf of third parties, equity interests allowing them to control the Company or exercise a significant influence over it;

(iii)	do not participate in shareholders’ agreements to control the Company or containing clauses regarding the composition of the Board of Directors or its decisions. This requirement is interpreted broadly, with an eye to the “substantial” independence that an independent director must enjoy. Accordingly, “participation in shareholders’ agreements” precludes independence not only when a natural person, a director of the Company, participates directly in such an agreement but also when he has significant relationships with the natural or legal persons participating therein and is thus to be considered a representative of (some of) the parties to the agreements;

(iv)	are not close relatives of executive directors of the Company or of persons in the situations indicated above (i.e. persons tied to the Group by significant business dealings; shareholders or groups of shareholders who control the Company or have a significant influence over it; participants in shareholders’ agreements to control the Company or containing clauses regarding the composition of the Board of Directors or its decisions).

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Executive directors

The authority to grant delegated powers to directors and revoke such mandates is reserved to the Board of Directors, which also establishes the limits of such powers, the manner in which they may be exercised and the quarterly or shorter intervals at which persons with delegated powers must report to the Board of Directors and the Board of Auditors on the activity performed under the mandates conferred on them. The authority to determine the duties and powers of the general managers is also reserved to the Board of Directors.

On 4 August 2003 the Board of Directors of Telecom Italia, confirming decisions already taken in the “old” Telecom Italia, appointed Marco Tronchetti Provera as Chairman of the Company, Gilberto Benetton as Deputy Chairman, Carlo Buora and Riccardo Ruggiero as Managing Directors, and Riccardo Ruggiero and Giuseppe Sala as General Managers.

The Board of Directors is composed of 3 executive Directors and 12 non-executive Directors, 5 of whom, as already said, are indipendent.

The powers delegated to the Company’s executive directors (the Chairman and Managing Directors) are as follows:

•	Marco Tronchetti Provera (Chairman) is entrusted with the powers needed to carry out every transaction relating to the Company’s activity, except for acquisitions and disposals of shareholdings involving control or affiliation, and of businesses or business segments where the value of the transaction exceeds € 250 million. Moreover, the Chairman must sign jointly with a Managing Director for the issue of guarantees in respect of bonds of Telecom Italia or its subsidiaries where the amount exceeds € 250 million and in respect of bonds of third parties where the amount exceeds € 100 million. The Chairman is authorized to act as a matter of urgency in the matters for which the Board of Directors is competent and is entrusted with the tasks of reporting to the Board of Auditors in the manner and within the time limits established in the bylaws, overseeing the management of confidential information and ensuring the effectiveness and adequacy of the internal control system.

•	Carlo Buora (Managing Director) is authorized to carry out every transaction relating to the Company’s activity, except for acquisitions and disposals where the amount of the transaction exceeds € 150 million. Mr. Buora may issue guarantees in respect of bonds of Telecom Italia or its subsidiaries where the amount does not exceed € 150 million and in respect of bonds of third parties where the amount does not exceed € 50 million.

•	Riccardo Ruggiero (Managing Director) is authorized to carry out every transaction relating to the Company’s activity, except for investments and disposals where the amount of the transaction exceeds € 75 million and the issue of guarantees.

For the purposes of compliance with the above-mentioned thresholds, a set of transactions that individually fall below the relevant threshold but are interconnected within the same strategic or executive structure are considered to constitute a single transaction and, accordingly, may exceed the threshold.

In practice, transactions of particular significance have been submitted to the Board of Directors even though their conclusion theoretically fell within the scope of the executive directors’ delegated powers. As mentioned earlier, in fact, the examination and approval of transactions likely to have a substantial impact on the Company’s activity in view of their nature (e.g. transactions with related parties and atypical or unusual transactions), strategic importance or size is reserved to the Board of Directors.

Moreover, the Company has adopted a procedure formalizing the rules for gathering and transmitting information to the Board of Auditors and the Board of Directors on the activity performed, transactions with major implications for the profitability, financial position and/or balance sheet of the Company and the Group, transactions with related parties

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(including intra-group dealings) and atypical or unusual transactions. This procedure generates the information flows by means of which the directors with delegated powers periodically report to the Board of Directors and the Board of Auditors not only on the steps they have taken under their mandates, through the organizational structure of the Company and its subsidiaries or otherwise, including the decisions adopted and the projects launched, but also on the implementation of transactions already approved by the Board of Directors.

Directors’ remuneration

It is up to the Board of Directors to determine the remuneration of the Chairman and the Managing Directors, after examining the proposals of the Board’s Remuneration Committee and consulting the Board of Auditors. The Board is also required to allocate the total compensation to be paid to the individual members of the Board and its committees if the shareholders’ meeting has not already done so.

The Board’s Remuneration Committee is charged with fact-finding and advisory functions. In particular, it formulates proposals for the remuneration of the directors who hold particular offices and (acting on a report by the Managing Directors) for the criteria for the remuneration of the Company’s senior management. The Committee is composed exclusively of non-executive directors (Umberto Colombo, Pier Francesco Saviotti and Luigi Fausti, chairman), the majority of whom are independent (Umberto Colombo and Luigi Fausti).

The Committee held two meetings in 2003.

As with the Board’s composition, in the case of directors’ compensation the Olivetti shareholders’ meeting of 26 May 2003 again simply replicated the situation existing in the “old” Telecom Italia, In particular, the total annual compensation of the Board of Directors was fixed at € 1,860,000, equivalent to the figure of 3.6 billion lire decided by the shareholders’ meeting of the “old” Telecom Italia on 7 November 2001.

The division of the total compensation among the members of the Board of Directors is shown in a table in the Notes to the Accounts.

The current remuneration system for executive directors provides for them to receive a fixed component and a variable component, subject to the achievement of pre-established budget objectives (EBIT with positive Delta EVA). On the other hand, there is no provision for stock options for the directors (whether executive or non-executive). Further information on the compensation paid to the executive directors can be found in the above-mentioned table in the Notes to the Accounts.

Lastly, the remuneration system for management provides performance and loyalty incentives on top of a basic salary. The incentives include stock options. Details in this regard are given in the section on “Human Resources”.

THE INTERNAL CONTROL SYSTEM

The internal control system, internal auditing and the organizational model

The Company’s internal control system is conceived as a process for the achievement of substantial and procedural fairness, transparency and accountability by ensuring that corporate operations are efficient and can be known and verified, that accounting and operational data are accurate, that applicable laws and regulations are complied with, and that the assets of the business are safeguarded, not least with a view to preventing the perpetration of fraud against the Company and the consequent repercussions on the shareholders.

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The cardinal rules of Telecom Italia’s internal control system are:

(i)	separation of roles in the performance of the principal activities involved in each operating process;

(ii)	traceability and constant visibility of decisions, so that responsibility can be pinpointed and the rationale identified;

(iii)	decision-making on an objective basis, so that purely subjective considerations are set aside and decisions are taken according to criteria that are established in advance and can be verified.

The Board of Directors is responsible for the internal control system. It lays down the guidelines for the system and verifies that it is adequate and works effectively, making sure that the main corporate risks are appropriately identified and managed. To verify the correct operation of the internal control system the Board uses the Committee for Internal Control and Corporate Governance and a suitably independent person endowed with sufficient resources to perform the internal control function.

There is a broad consensus, both in theory and in international practice, that the tasks of the person responsible for internal control should be to verify the adequacy and effectiveness of the system and, where anomalies are found, to recommend the necessary remedies. In conformity with this approach, Telecom Italia has appointed the Company’s internal auditor (Telecom Italia Audit), in the person of the director assigned to the task, to be responsible for its internal control system.

A director appointed for the purpose (currently the Chairman of the Board) determines the mechanisms of the internal control system and the manner in which it is to be implemented under the guidelines established by the Board, and ensures the system’s overall adequacy, its effectiveness and its adaptation to changes in operating conditions and the legislative and regulatory framework.

Any “maintenance” work that the person responsible for the internal control system may recommend is performed by the competent sectors of the Company or Group companies. The efficient operation of the system is promoted by the appointment of managers of particular standing and authority within the organization as “persons responsible for implementation”.

Internal auditing has been entrusted by the Group to a consortium company called Telecom Italia Audit, in which Tim and TI Media also hold equity interests.

The organizational solution adopted maximizes the independence of the appointed company in the performance of the internal audit function within Telecom Italia. Audit reports are submitted to the competent Telecom Italia director, the Committee for Internal Control and Corporate Governance and the Board of the Auditors.

This organizational solution has been submitted to PriceWaterhouseCoopers for strategic analysis.

The Institute of Internal Auditors will conduct a quality assessment of Telecom Italia Audit to verify its operating capacity in terms of organization, methods and professional resources and the degree of assurance it provides.

The Group’s internal control system was implemented during the year through the adoption of an ad hoc organizational model designed in particular to meet the needs arising from Legislative Decree 231/2001 concerning the administrative liability of companies for crimes committed by their employees or collaborators.

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The organizational model is based on the principles of the Group’s Code of Ethics and focused on situations where there is a significant risk of crime (corruption, extortion, misappropriation, undue receipt of disbursements, fraud against the State, etc.). In particular, it consists of rules for dealings with representatives of governmental bodies that apply the precepts of the Code of Ethics at the operational level and “internal control checklists” that list the rules for identifying the principal phases of every process, the possible crimes in connection with the individual processes, and the control activities for preventing the related risks.

The functioning of the model and compliance with it are monitored by a Supervisory Panel composed of a member of the Board of Auditors (Ferdinando Superti Furga, chairman), an independent director who is a member of the Committee for Internal Control and Corporate Governance (Guido Ferrarini) and the person responsible for internal control. The panel’s composition thus embraces all the professional skills that contribute to corporate control and highlights its autonomy.

The Supervisory Panel will encourage the Board of Directors to adapt the model as needed to changes in the legislative and regulatory framework, the nature of the Company’s business activities and the ways they are conducted. It reports to the Board of Directors, the Committee for Internal Control and Corporate Governance and the Board of Auditors on the checks performed and their results.

The Committee for Internal Control and Corporate Governance

The Board of Directors of Telecom Italia has its own Committee for Internal Control and Corporate Governance, charged with advisory functions and the formulation of proposals.

The Committee:

(i)	evaluates the adequacy of the internal control system;

(ii)	evaluates the work plan prepared by the person responsible for internal control, from whom it receives periodic reports;

(iii)	assesses, together with the heads of the Company’s administrative departments and the external auditors, whether the accounting policies have been correctly applied and are homogeneous for the purpose of preparing the consolidated accounts;

(iv)	evaluates the proposals made by the external auditors in order to be awarded the appointment, the audit plan and the results set out in the letter of suggestions;

(v)	reports to the Board of Directors at least once every half year on the activity performed and the adequacy of the internal control system;

(vi)	performs the additional tasks that may be assigned to it by the Board of Directors, particularly as regards relations with the external auditors;

(vii)	monitors compliance with the rules of corporate governance and the periodic updating thereof.

The Committee is composed exclusively of independent directors (Luigi Fausti, Natalino Irti and Guido Ferrarini, chairman). In 2003 it held seven meetings, which were assiduously attended by its members. Committee meetings are also attended by the Chairman of the Board of Auditors or by the auditor he designates. Where it is deemed desirable in the light of the issues on the agenda, the Committee for Internal Control and Corporate Governance and the Board of Auditors may hold joint meetings.

In 2003 the Committee contributed significantly to the process of implementing the Company’s system of corporate governance, taking part in the analysis and drafting of the documents that the Company adopted. Special mention should be made of the new Group Procedure for the Appointment of External Auditors, approved by the Board of Directors on 10 October 2003,

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which not only satisfies the requirements of Italian law but also takes into account the obligations arising from the fact that Telecom Italia is registered under Section 12 of the Securities Exchange Act of 1934 and is therefore subject to US securities laws and, in particular, to the Sarbanes-Oxley Act of 2002 and the implementing regulations of the Securities and Exchange Commission. Following the merger the Committee participated actively in revising and updating the governance mechanisms originally put in place by the “old” Telecom Italia, paying constant attention to legislative and regulatory changes and to developments in the field of self-regulation.

The Committee periodically checked the activities performed by the internal auditor and examined the request the external auditors submitted after the merger for an increase in the fees that the Olivetti Shareholders’ Meeting had originally approved.

BOARD OF AUDITORS

The Company’s Board of Auditors was appointed by the Olivetti shareholders’ meeting of 26 May 2003 and has five members: Ferdinando Superti Furga (Chairman), Gianfranco Zanda, Salvatore Spiniello, Rosalba Casiraghi and Paolo Golia. Rosalba Casiraghi and Paolo Golia were elected from slates presented by minority shareholders (Article 16 of the bylaws).

The positions held by the members of the Board of Auditors in other listed companies are shown below:

Ferdinando Superti Furga	Director of Ipi S.p.A. and Risanamento S.p.A.; member of the Board of Auditors of Arnoldo Mondadori Editore S.p.A. and Edison S.p.A.

Rosalba Casiraghi	–

Paolo Golia	–

Salvatore Spiniello	Director of Fondiaria Sai S.p.A.; Chairman of the Board of Auditors of Immobiliare Lombarda S.p.A.; member of the Board of Auditors of Edison S.p.A.

Gianfranco Zanda	Member of the Board of Auditors of Tim S.p.A.

The Board of Auditors plays a key role in the Company’s system of corporate governance. This is confirmed not only by the number of meetings in 2003 (no less than 25, of which some, as mentioned earlier, were held jointly with the Committee for Internal Control and Corporate Governance) but also by the Company’s choices with regard to US company law.

More specifically, the Board of Auditors has been identified as Telecom Italia’s Audit Committee for the purposes of the applicable US legislation. In fact the SEC has allowed foreign companies to refrain from establishing an audit committee from among the directors when their governing bodies already include a “board of auditors” that is separate from the board of directors and not an expression of the management and that is responsible – within the limits of applicable law – “for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the issuer”.

This body – which is required to “establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters” (currently being prepared) – must be provided with appropriate funding to engage independent counsel and other advisors.

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Among other things the US legislation makes it obligatory for the audit committee to approve all the services rendered by the auditing firm (and associated persons) to the issuer and its directly and indirectly controlled subsidiaries. Telecom Italia has consequently adopted a Group Procedure for the Appointment of Auditors that establishes the general principle of centralized control of relations with auditing firms with the aim of preventing engagements being granted to firms that fail to comply with the applicable Italian or US law and could undermine auditor independence.

The procedure regulates the engagement of auditing firms and persons (consulting firms, law firms, etc.) associated with the auditing firm on a continuous basis and significantly limits the power of the Board of Directors (and the management) while enhancing the control function performed by Telecom Italia’s Board of Auditors. At the same time the Company has adopted the general principle of employing the same auditing firm throughout the group it heads and requires the appointment of a different firm to be agreed in advance with the parent company following a reasoned request on which Telecom Italia’s Board of Auditors gives its opinion on the basis of investigations carried out by the person responsible for internal control.

In order to make available the broad range of information needed by the Board of Auditors to perform its control function effectively, a specific procedure has been put in place, as mentioned earlier, for the collection and transmission to the members of the Board of Auditors (and the directors) of in-depth information on:

1.	the activity carried out by the Company, with special reference to the implementation of transactions already approved by the Board of Directors and the action taken by executive directors in the exercise of their delegated powers, including the projects launched;

2.	the transactions of greatest significance for the Company’s profitability, financial position and balance sheet, highlighting the strategic goals, consistency with the budget and the business plan, the manner of implementation and developments, and any resulting constraints on or implications for the activity of the Group;

3.	any transactions potentially involving a conflict of interest, i.e. intra-group transactions and transactions with related parties other than those of an intra-group nature. The information on such transactions must indicate the underlying interest for the Company (and in the case of intra-group transactions their rationale within the context of the Group), as well as the manner of implementation and the evaluation procedures followed;

4.	atypical and unusual transactions, taken to mean those in which the subject or the nature of the transaction falls outside the normal sphere of the Company’s business and those that have particularly critical aspects in relation to their nature, the risks inherent in the type of the counterparty or the time needed for their implementation. Here again the information provided must indicate the underlying interest for the Company and describe the manner of implementation of the transactions, with special reference to the evaluation procedures followed.

The procedures referred to above are available on the Company’s website in the section on Investor Relations.

SHAREHOLDERS’ MEETINGS

Ordinary and extraordinary shareholder’s meetings of the “old” Telecom Italia and Olivetti were held on respectively 24 and 26 May 2003. In addition to adopting the annual reports for the year to 31 December 2002, the shareholders of the two companies approved the merger of Telecom Italia into Olivetti and the contemporaneous change of the latter’s name to Telecom Italia. Subsequently, on 9 June 2003, a special meeting of the “old” Telecom Italia’s savings shareholders was held.

2003 ANNUAL REPORT	192

The Company seeks to encourage and facilitate shareholders’ participation in meetings by providing the documents needed to follow the discussion and allowing ordinary shareholders to vote by mail. Furthermore, pursuant to Article 18 of the bylaws, the Company assists associations of employee shareholders by making available special areas where they can provide information and collect proxy forms.

At present the Company does not have any rules of proceeding for shareholders’ meetings since those adopted by the “old” Telecom Italia’s shareholders’ meeting on 20 October 2000 lapsed when the company’s merger into Olivetti became effective. However, the Board of Directors intends to propose the adoption of new rules to the shareholders’ meeting called to approve the Annual Report for the year to 31 December 2003.

CODE OF ETHICS

The Code of Ethics of the Telecom Italia Group can ideally be considered as lying upstream from the whole system of corporate governance and as enshrining the set of fundamental values and principles that serve to ensure an ethically-oriented conduct of business.

The Code, which has gradually been adopted by all the companies belonging to the Group, specifies the objectives to be aimed at and the values to be fostered in relation to all the main stakeholders Telecom Italia interacts with every day: shareholders, financial markets, customers, local communities and employees.

Like all the Company’s other instruments of corporate governance, the Code of Ethics is continuously reviewed in the light of developments in the applicable law and operational and market practices, and with consideration also given to the results of the monitoring of units’ compliance by the person responsible for internal control. The current version of the Code, which has recently been revised to take account, among other things, of US requirements and suggestions, is also available on the Company’s website in the section on Investor Relations.

GUIDELINES FOR TRANSACTIONS WITH RELATED PARTIES

The Company has adopted a series of guidelines (posted at www.telecomitalia.it) on the way transactions with related parties are to be carried out. Their aim is to ensure both procedural and substantial fairness and transparency and to involve the Board of Directors as a whole in the related decisions.

Under the guidelines, the Board of Directors is required to give advance approval to transactions with related parties, including intra-group transactions apart from those of a customary nature to be concluded at standard conditions. To this end, provision is made for the Board of Directors to be adequately informed of all the relevant aspects (the nature of the relationship, the manner of carrying out the transaction, the economic and other conditions, the evaluation procedures used, the rationale for the transaction and the Company’s interest in its implementation and the associated risks). Moreover, if the related party is a director or a third party that is related via a director, the person concerned may only provide clarifications and must leave the meeting when the motion is examined and put to a vote.

Depending on the nature, value and other characteristics of related-party transactions, the Board may be assisted by one or more outside experts engaged to give an opinion on their economic clauses and/or legitimacy and/or technical aspects, in order to prevent their being concluded at

2003 ANNUAL REPORT	193

inappropriate conditions. Such experts must have suitable professional experience and qualifications in the field in question and their independence and freedom from conflicts of interests must be carefully assessed.

More detailed information on transactions with related parties can be found in the section “Related party transactions”.

HANDLING OF CONFIDENTIAL INFORMATION, THE DISCLOSURE COMMITTEE AND THE CODE OF CONDUCT FOR INSIDER DEALING

Transparent relations with holders of the Company’s financial instruments and, more generally, with the financial markets, and the provision of accurate, clear and complete information are standards for the conduct of the members of the governing bodies, the management and all the workers of the Telecom Italia Group.

Confidential information is managed by the director appointed for the purpose (currently the Chairman of the Board) on the basis of procedures for the internal handling and disclosure to third parties of documents and information concerning the Company, with special reference to price-sensitive information.

A special procedure establishes the ways in which price-sensitive information is to be communicated to the market. It identifies the units of the Company’s organization involved and lays down guidelines for the action to be taken in the presence of rumours and in response to requests for information from those responsible for supervising and operating the markets (Consob and Borsa Italiana). The procedure also lays down guidelines for meetings with the financial community and the press, to ensure that information concerning the Company and the Group is not disclosed selectively.

The Company has also established a Disclosure Committee to provide assistance to the Board of Directors and top management as regards the processing and handling of data and news necessary for the correct provision of information.

The main tasks of the Committee are:

(i)	to assist the Board in the preparation of corporate communications, the top management in the certification of the annual report in accordance with the Sarbanes-Oxley Act, and the director appointed to handle price-sensitive information;

(ii)	to ensure that corporate communications are prepared correctly with a view to their approval by the competent body;

(iii)	to monitor the application of the procedures and controls for the collection, analysis and retention of data and information for publication and filing, verify their adequacy and effectiveness and propose corrective measures;

(iv)	to verify the correct application and need for updating of the “Procedure for communicating price-sensitive information” and suggest improvements where appropriate;

(v)	to supervise the structure and updating of the Company’s website as regards its institutional contents.

Lastly, the Telecom Italia has a Code of Conduct for Insider Dealing that lays down the disclosure requirements and rules applicable to transactions involving financial instruments carried out by persons who, as a consequence of their position in the Company, have access to material information (taken to mean information on matters capable of producing significant changes in the outlook for the profitability, financial position and/or balance sheet of the Company and the Group and likely, if made public, to have a significant effect on the price of the listed securities in question). The criteria applied in drawing up the Code are consistent with the basic choices

2003 ANNUAL REPORT	194

underpinning the Company’s system of corporate governance: rigour, transparency and alignment with best international practice.

The key features of the Code are:

•	flexibility in identifying the persons subject to the disclosure obligations, to take account of situations where persons come to have temporary access to inside information;

•	immediate disclosure to the market of transactions whose amount, summed with the amounts of other transactions carried out in the three preceding months and not yet declared to the Company, exceeds € 80,000;

•	quarterly disclosure of transactions whose cumulative amount is more than € 35,000 and less than € 80,000;

•	extension of the disclosure obligations to the exercise of stock options and pre-emption rights and all transactions involving securities issued by companies belonging to the Telecom Italia Group, even when carried out under a contract for the management of an investment portfolio under which the investor renounces the right to give instructions;

•	black-out periods during which, in general, persons subject to the disclosure obligations may not carry out transactions.

In the event of non-compliance, the Code provides for particularly severe sanctions; where the offender is a director or a member of the Board of Auditors, the Board of Directors may propose the revocation of his/her appointment to the next shareholders’ meeting.

The Code of Conduct for Insider Dealing and the Rules Governing the Disclosure Committee are posted on the Company’s website.

INVESTOR RELATIONS

A special unit, headed by a Managing Director, is responsible for handling relations with the financial community in Italy and abroad, while for retail investors there is a toll-free number to speak with the Company’s Securities Service. More detailed information can be found in the section “Financial communications”.

All Telecom Italia’s corporate governance documents and other financial information are posted on the Internet at www.telecomitalia.it in the section on Investor Relations.

Additional information can be obtained from the following addresses:

Institutional investors:

Telecom Italia S.p.A.

Investor Relations

Piazza degli Affari, 2

20123 Milano

Tel.: +39 02 8595 4131

E-mail: investor_relations@telecomitalia.it

Individual investors:

Telecom Italia S.p.A.

Corporate Affairs - Servizio Titoli

Piazza degli Affari, 2

20123 Milano

Toll-free number in Italy: 800 020220

Tel.: +39 011 4404900

E-mail: corporate.affairs@telecomitalia.it

2003 ANNUAL REPORT	195

SHAREHOLDERS’ AGREEMENTS

The largest shareholder of the “new” Telecom Italia (the company resulting from the merger of the “old” Telecom Italia into Olivetti) is Olimpia S.p.A., with about 17% of the ordinary share capital.

The shareholders of Olimpia S.p.A. have concluded a number of shareholders’ agreements; notices containing extracts of the following have been published in the Italian press:

•	agreement between Pirelli S.p.A. (now Pirelli & C. S.p.A.) and Edizione Holding S.p.A.- Edizione Finance International S.A., concluded on 7 August 2001 and subsequently amended;

•	agreement between Pirelli S.p.A.(now Pirelli & C. S.p.A), Unicredito Italiano S.p.A. and Intesa BCI S.p.A (now Banca Intesa S.p.A.), concluded on 14 September 2001 and subsequently amended.

On 1 March 2003 a notice was published containing an extract of the agreement concluded between Pirelli S.p.A.(now Pirelli & C. S.p.A.), Edizione Finance International S.A./Edizione Holding S.p.A., Banca Intesa S.p.A., Unicredito Italiano S.p.A., Olimpia S.p.A. and Hopa S.p.A. on 21 February 2003 and subsequently amended.

The shareholders of Olimpia S.p.A. are currently Pirelli & C. S.p.A. (50.4%), Edizione Holding S.p.A. (16.8), Unicredito Italiano S.p.A. (8.4%), Banca Intesa S.p.A. (8.4%) and Hopa S.p.A. (16%).

2003 ANNUAL REPORT	196

EQUITY INVESTMENTS HELD BY DIRECTORS, STATUTORY AUDITORS AND GENERAL MANAGER

The tables which follow have been prepared in accordance with article 79 of the regulation for the introduction of Legislative Decree No. 58 dated February 24, 1998, adopted by Consob under resolution No. 11971 dated May 14, 1999, and subsequent changes and supplements.

The following table presents the investments held in Olivetti (merging company) and in the Companies which it controls – that is, the “old” Telecom Italia (merged company), Seat Pagine Gialle and Tim S.p.A. – by the Directors and Statutory Auditors of Olivetti S.p.A. in office during 2003 and up to the date the merger became effective (August 4, 2003).

Name	Company	Class of shares	Number of shares held at the end of 2002 (or at the date of appointment, if it occurred during 2003)	Number of shares purchased up to Aug.3, 2003	Number of shares sold up to Aug.3, 2003	Number of shares held at Aug. 3, 2003 (or at the date the person left office, if it occurred before August 3, 2003)
Antonio TESONE	Olivetti	Ordinary	224	=	=	224
	Telecom Italia Mobile	Ordinary	625	=	=	625
Marco TRONCHETTI PROVERA	=	=	=	=	=	=
Gilberto BENETTON	=	=	=	=	=	=
Carlo Orazio BUORA	=	=	=	=	=	=
Lorenzo CAPRIO	=	=	=	=	=	=
Giorgio CIRLA	=	=	=	=	=	=
Pier Luigi FABRIZI	=	=	=	=	=	=
Cesare GERONZI	Olivetti	Ordinary	=	4,526	=	4,526
	“old” Telecom Italia	Ordinary	1,800	650	2,450	=
	“old” Telecom Italia	Savings	5,600	1,998	759	6,839
	Telecom Italia Mobile	Ordinary	7,000	2,630	1,850	7,780
	Seat Pagine Gialle	Ordinary	=	7,756	=	7,756
Giampietro NATTINO	=	=	=	=	=	=
Paola PIERRI	=	=	=	=	=	=
Alberto PIRELLI	“old” Telecom Italia	Ordinary	550	=	=	550
	Telecom Italia Mobile	Ordinary	750	=	=	750
	Seat Pagine Gialle	Ordinary	3,000	=	=	3,000
Carlo A. PURI NEGRI	=	=	=	=	=	=
G. Carlo ROCCO DI TORREPADULA	=	=	=	=	=	=
Dario TREVISAN	Olivetti	Ordinary	6,961	=	=	6,961
	Seat Pagine Gialle	Ordinary	1,000	=	=	1,000
Alberto VARISCO	Seat Pagine Gialle	Ordinary	5,000	=	=	5,000
Vittorio BENNANI	“old” Telecom Italia	Ordinary	=	15,650	=	15,650
	Telecom Italia Mobile	Ordinary	=	26,206	=	26,206
Franco CARAMANTI	“old” Telecom Italia	Savings	20,000	=	=	20,000
Angelo FORNASARI	=	=	=	=	=	=
Rosalba CASIRAGHI	=	=	=	=	=	=
Paolo GOLIA (1)	=	=	=	=	=	=
Salvatore SPINIELLO (1)	=	=	=	=	=	=
Ferdinando SUPERTI FURGA (1)	=	=	=	=	=	=
Gianfranco ZANDA	=	=	=	=	=	=

(1)	During 2003, these persons were also Statutory Auditors in the “old” Telecom Italia. Therefore, reference should be made to the next table for any investments held.

2003 ANNUAL REPORT	197

The following table presents the investments held in the “old” Telecom Italia and in Seat Pagine Gialle S.p.A. by the Directors, Statutory Auditors and General Managers of the “old” Telecom Italia in office during 2003 (even for just a portion of the year) and up until the effective date of the merger (August 4, 2003).

Name	Company		Class of shares	Number of shares held at the end of 2002 (or at the date of appointment, if it occurred during 2003)	Number of shares purchased up to Aug. 3, 2003	Number of shares sold up to Aug. 3, 2003	Number of shares held at Aug. 3, 2003 (or at the date the person left office, if it occurred before August 3, 2003)
Marco TRONCHETTI PROVERA	=		=	=	=	=	=
Gilberto BENETTON	=		=	=	=	=	=
Carlo Orazio BUORA	=		=	=	=	=	=
Riccardo RUGGIERO
Direttore Generale	=		=	=	=	=	=
Umberto COLOMBO (2)	“old” Telecom Italia Seat Pagine Gialle	(3) (3)	Ordinary Ordinary	= =	8,892 40,212	2,632 =	6,260 40,212
Francesco DENOZZA	=		=	=	=	=	=
Luigi FAUSTI (2)	=		=	=	=	=	=
Guido FERRARINI	=		=	=	=	=	=
Natale IRTI	=		=	=	=	=	=
Gianni MION	=		=	=	=	=	=
Pietro MODIANO	=		=	=	=	=	=
Massimo MORATTI	=		=	=	=	=	=
Carlo A. PURI NEGRI	=		=	=	=	=	=
Pier Francesco SAVIOTTI (2)	“old” Telecom Italia		Ordinary	=	2,500	2,500	=
Giuseppe SALA
Direttore Generale	=		=	=	=	=	=
Roberto ULISSI	=		=	=	=	=	=
Mario BOIDI	=		=	=	=	=	=
Rosalba CASIRAGHI	=		=	=	=	=	=
Paolo GERMANI	=		=	=	=	=	=
Paolo GOLIA (2)	=		=	=	=	=	=
Fabrizio QUARTA	=		=	=	=	=	=
Salvatore SPINIELLO (2)	“old” Telecom Italia		Ordinary	18,000	=	=	18,000
	“old” Telecom Italia		Savings	68,000	=	=	68,000
Ferdinando SUPERTI FURGA (2)	=		=	=	=	=	=
Gianfranco ZANDA	=		=	=	=	=	=

(2)	During 2003, these persons were also Directors and Statutory Auditors in the “new” Telecom Italia. Therefore reference should be made to the following table for any additional investments held.

(3)	Shares held indirectly.

2003 ANNUAL REPORT	198

The following table presents the investments held in the “new” Telecom Italia and in the companies which it controls – that is, Tim S.p.A. and Telecom Italia Media S.p.A. – by the Directors, Statutory Auditors and General Managers of the “new” Telecom Italia (the company resulting from the merger of the “old” Telecom Italia in Olivetti, effective August 4, 2003). Telecom Italia Media is the name taken by the company spun-off from Seat Pagine Gialle; the date of trading ex spin-off was August 4, 2003.

Name	Company		Class of shares	Number of shares held at August 4, 2003		Number of shares purchased	Number of shares sold	Number of shares held at the end of 2003
Marco TRONCHETTI PROVERA	=		=	=		=	=	=
Gilberto BENETTON	=		=	=		=	=	=
Carlo Orazio BUORA	=		=	=		=	=	=
Riccardo RUGGIERO
Direttore Generale	=		=	=		=	=	=
Umberto COLOMBO	“new” Telecom Italia	(4)	Ordinary	4,951		=	4,951	=
	“new” Telecom Italia	(5) (6)	Ordinary	22,343		=	22,343	=
	Telecom Italia Mobile	(5)	Ordinary	=		13,222	13,222	=
	Telecom Italia Media	(5) (7)	Ordinary	11,058		=	11,058	=
Giovanni CONSORTE	“new” Telecom Italia		Savings	33,008		=	=	33,008
	Telecom Italia Media		Ordinary	40,183		=	=	40,183
Francesco DENOZZA	=		=	=		=	=	=
Luigi FAUSTI	Telecom Italia Mobile		Ordinary	50,000	(8)	=	=	50,000
Guido FERRARINI	=		=	=		=	=	=
Natale IRTI	=		=	=		=	=	=
Gianni MION	=		=	=		=	=	=
Pietro MODIANO	=		=	=		=	=	=
Massimo MORATTI	=		=	=		=	=	=
Carlo A. PURI NEGRI	=		=	=		=	=	=
Pier Francesco SAVIOTTI	Telecom Italia Mobile		Ordinary	10,000	(8)	=	=	10,000
Giuseppe SALA
Direttore Generale	=		=	=		=	=	=
Rosalba CASIRAGHI	=		=	=		=	=	=
Paolo GOLIA	Telecom Italia Mobile		Ordinary	=		15,555	=	15,555
Salvatore SPINIELLO	“new” Telecom Italia	(6)	Ordinary	59,415		23,577	=	82,992
	“new” Telecom Italia	(6)	Savings	224,458		10,000	=	234,458
	Telecom Italia Mobile		Ordinary	10,000	(9)	=	=	10,000
	Telecom Italia Mobile		Savings	10,000	(9)	=	10,000	=
Ferdinando SUPERTI FURGA	Telecom Italia Mobile		Ordinary	6,270	(9)	=	=	6,270
Gianfranco ZANDA	=		=	=		=	=	=

(4)	Shares resulting from the exchange ratio between Olivetti shares and “new” Telecom Italia shares. (5) Shares held indirectly.

(6)	Shares resulting from the exchange ratio between “old” Telecom Italia shares and “new Telecom Italia” shares.

(7)	Shares resulting from the assignment ratio between Seat Pagine Gialle shares (beneficiary company) and Telecom Italia Media shares (spun-off company).

(8)	Shares held at December 31, 2002.

(9)	Shares held on the date of appointment (May 24, 2003).

2003 ANNUAL REPORT	199

CONSOLIDATED BALANCE SHEETS

ASSETS

(in millions of euro)

		12/31/2003		12/31/2002 (°)
RECEIVABLES FROM SHAREHOLDERS FOR CAPITAL CONTRIBUTIONS
- PORTION CALLED IN
- PORTION NOT CALLED IN		4		3

TOTAL RECEIVABLES FROM SHAREHOLDERS FOR CAPITAL CONTRIBUTIONS		4		3

INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS
- INTANGIBLE ASSETS
Start-up and expansion costs		51		83
Industrial patents and intellectual property rights		1,850		1,269
Concessions, licenses, trademarks and similar rights		3,761		3,995
Goodwill		8		17
Differences on consolidation		27,137		27,877
Work in progress and advances to suppliers		742		832
Other intangibles		304		339
TOTAL INTANGIBLE ASSETS		33,853		34,412
- FIXED ASSETS
Land and buildings		1,814		2,245
Plant and machinery		14,302		14,958
Manufacturing and distribution equipment		46		60
Other fixed assets		597		691
Construction in progress and advances to suppliers		1,565		1,495
TOTAL FIXED ASSETS		18,324		19,449
- LONG-TERM INVESTMENTS
Equity investments in:
unconsolidated subsidiaries		5		19
affiliated companies		955		2,101
other companies		501		456
Total equity investments		1,461		2,576
Advances on future capital contributions		9		—
Accounts receivable:	(*)		(*)
unconsolidated subsidiaries	3	5	5	5
affiliated companies	54	117	2	451
other receivables	281	399	71	317
Total accounts receivable	338	521	78	773
Other securities		12		304
Treasury stock (total par value of euro 56 million at 12/31/2003)		393		393
TOTAL LONG-TERM INVESTMENTS		2,396		4,046

TOTAL INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS		54,573		57,907

CURRENT ASSETS
- INVENTORIES
Raw materials and supplies		24		30
Work in progress and semifinished goods		22		27
Contract work in process		105		179
Finished goods and merchandise:
finished goods	7		25
merchandise	267	274	321	246
Advances to suppliers		1		2
TOTAL INVENTORIES		426		584
- ACCOUNTS RECEIVABLE	(**)		(**)
Trade accounts receivable	1	7,116	1	8,120
Accounts receivable from unconsolidated subsidiaries		30		41
Accounts receivable from affiliated companies		149		214
Other receivables	3,236	8,344	2,065	8,360
TOTAL ACCOUNTS RECEIVABLE	3,237	15,639	2,066	16,735
- SHORT-TERM FINANCIAL ASSETS
Equity investments in unconsolidated subsidiaries		170		169
Equity investments in affiliated companies		708		—
Other equity investments		—		5
Other securities		2,719		1,927
Receivables for sales of securities		60		55
TOTAL SHORT-TERM FINANCIAL ASSETS		3,657		2,156
- LIQUID ASSETS
Bank and postal accounts		4,870		4,363
Cash and valuables on hand		7		7
TOTAL LIQUID ASSETS		4,877		4,370

TOTAL CURRENT ASSETS		24,599		23,845

ACCRUED INCOME AND PREPAID EXPENSES
Issue discounts and similar charges		240		299
Accrued income and other prepaid expenses		1,085		1,330

TOTAL ACCRUED INCOME AND PREPAID EXPENSES		1,325		1,629

TOTAL ASSETS		80,501		83,384

(°)	Historical data of the Olivetti Group

(*)	Amounts due within one year

(**)	Amounts due beyond one year

2003 ANNUAL REPORT	201

LIABILITIES AND SHAREHOLDERS’ EQUITY

( in millions of euro)

		12/31/2003		12/31/2002 (°)
SHAREHOLDERS’ EQUITY
PARENT COMPANY INTEREST IN:
- SHARE CAPITAL		8,854		8,845
- RESERVE FOR TREASURY STOCK IN PORTFOLIO OF THE PARENT COMPANY AND UNCONSOLIDATED SUBSIDIARIES		393		393
- RESERVES AND RETAINED EARNINGS		5,653		3,175
- NET INCOME (LOSS)		1,192		(773)

TOTAL PARENT COMPANY INTEREST		16,092		11,640

MINORITY INTEREST IN:
- SHARE CAPITAL, RESERVES AND RETAINED EARNINGS		3,261		8,517
- NET INCOME		1,236		467
TOTAL MINORITY INTEREST		4,497		8,984
TOTAL SHAREHOLDERS’ EQUITY		20,589		20,624
RESERVES FOR RISKS AND CHARGES
Reserve for pensions and similar obligations		42		67
Reserve for taxes
for taxes		152		344
for deferred taxes		252		40
Total reserve for taxes		404		384
Consolidation reserve for future risks and charges		1		—
Other reserves		2,476		5,375

TOTAL RESERVES FOR RISKS AND CHARGES		2,923		5,826

RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES		1,296		1,364

LIABILITIES	(* *)		(* *)
Debentures	23,323	30,053	23,591	24,404
Convertible debentures	5,597	7,312	7,401	7,401
Due to banks	1,182	2,460	1,850	5,776
Due to other lenders	670	1,012	866	1,970
Advances		141		270
Trade accounts payable	4	5,857	13	5,670
Notes payable		—		241
Accounts payable to unconsolidated subsidiaries		18		16
Accounts payable to affiliated companies	23	170	24	649
Taxes payables	2	1,476	29	927
Contributions to pension and social security institutions	1,188	1,514	1,102	1,359
Other liabilities	67	3,294	49	4,560

TOTAL LIABILITIES	32,056	53,307	34,925	53,243

ACCRUED EXPENSES AND DEFERRED INCOME
Issue premiums		39		37
Accrued expenses and deferred income		2,347		2,290

TOTAL ACCRUED EXPENSES AND DEFERRED INCOME		2,386		2,327

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		80,501		83,384

(°)	Historical data of the Olivetti Group

(**)	Amounts due within one year

MEMORANDUM ACCOUNTS

(in millions of euro)

	12/31/2003	12/31/2002 (°)
GUARANTEES PROVIDED
Sureties:
on behalf of unconsolidated subsidiaries	4	82
on behalf of affiliated companies	864	784
on behalf of others	195	267
Total sureties	1,063	1,133
Endorsements:
on behalf of others	—	—
Other guarantees:
on behalf of unconsolidated subsidiaries	1	—
on behalf of affiliated companies	—	10
on behalf of others	91	84
Total other guarantees	92	94

TOTAL GUARANTEES PROVIDED	1,155	1,227

COLLATERAL PROVIDED
For obligations of others, of affiliated companies	107	110
For own obligations, not including liabilities	7	1

TOTAL COLLATERAL PROVIDED	114	111

PURCHASES AND SALES COMMITMENTS	208	3,124

OTHER MEMORANDUM ACCOUNTS	105	93

TOTAL MEMORANDUM ACCOUNTS	1,582	4,555

(°)	Historical data of the Olivetti Group

2003 ANNUAL REPORT	202

CONSOLIDATED STATEMENTS OF INCOME

(in millions of euro)

	2003	2002 (°)
VPRODUCTION VALUE
Sales and service revenues	30,850	31,408
Changes in inventories of work in progress, semifinished and finished goods	13	(8)
Changes in inventory of contract work in process	(87)	(42)
Increases in capitalized internal construction costs	805	675
Other revenue and income:
operating grants	14	20
other	331	484
Total other revenue and income	345	504

TOTAL PRODUCTION VALUE	31,926	32,537

PRODUCTION COSTS
Raw materials, supplies and merchandise	1,973	2,115
Semifinished and finished goods	108	200
Services	9,684	9,407
Use of property not owned	1,156	1,166
Personnel costs:
wages and salaries	3,078	3,410
social security contributions	921	1,008
termination indemnities	200	218
other costs	104	101
Total personnel costs	4,303	4,737
Amortization, depreciation and writedowns
amortization of intangible assets	3,109	3,419
depreciation of fixed assets	3,670	3,808
other writedowns of intangibles and fixed assets	6	58
writedowns of receivables included in current assets and liquid assets	471	546
Total amortization, depreciation and writedowns	7,256	7,831
Changes in inventory of raw materials, supplies and merchandise	40	12
Provisions for risks	70	114
Other provisions	24	57
Miscellaneous operating costs	523	840

TOTAL PRODUCTION COSTS	25,137	26,479

OPERATING INCOME	6,789	6,058

FINANCIAL INCOME AND EXPENSE
Income from equity investments:
dividends from unconsolidated subsidiaries	3	46
dividends from other companies	6	—
other income from equity investments	8	11
Total income from equity investments	17	57
Other financial income from:
accounts receivable included in long-term investments
affiliated companies	21	1
other	8	16
Total from accounts receivable included in long-term investments	29	17
securities, other than equity investments, included in long-term investments	—	4
securities, other than equity investments, included in current assets	174	234
other income
interest and fees from unconsolidated subsidiaries	1	1
interest and fees from affiliated companies	2	12
interest and fees from others and miscellaneous income	769	1,244
Total other income	772	1,257
Total other financial income	975	1,512
Interest and other financial expense:
interest and fees paid to affiliated companies	(11)	(24)
interest and fees paid to others and miscellaneous expense	(3,135)	(3,837)
Total interest and other financial expense	(3,146)	(3,861)

TOTAL FINANCIAL INCOME AND EXPENSE	(2,154)	(2,292)

(°)	Historical data of the Olivetti Group

2003 ANNUAL REPORT	203

(in millions of euro)	2003	2002 (°)
VALUE ADJUSTMENTS TO FINANCIAL ASSETS
Upward adjustments of
equity investments	65	121
securities, other than equity investments, included in current assets	3	–
Total upward adjustments	68	121
Writedowns of
equity investments	(154)	(691)
long-term investments, other than equity investments, included in current assets	(5)	(40)
securities, other than equity investments, included in current assets	(19)	(176)
Total writedowns	(178)	(907)

TOTAL VALUE ADJUSTMENTS	(110)	(786)

EXTRAORDINARY INCOME AND EXPENSE
Income
gains on disposals	105	2,553
miscellaneous	1,746	437
Total income	1,851	2,990
Expense
losses on disposals	(237)	(236)
prior years’ taxes	(48)	(8)
provisions and writedowns of equity investments	(879)	(6,584)
miscellaneous	(1,770)	(1,658)
Total expense	(2,934)	(8,486)

TOTAL EXTRAORDINARY ITEMS	(1,083)	(5,496)

INCOME (LOSS) BEFORE TAXES	3,442	(2,516)
Income taxes
current taxes	(1,886)	(1,585)
deferred taxes	872	3,795
Total income taxes	(1,014)	2,210

NET INCOME BEFORE MINORITY INTEREST	2,428	(306)

Minority interest	(1,236)	(467)

NET INCOME (LOSS)	1,192	(773)

(°)	Historical data of the Olivetti Group

2003 ANNUAL REPORT	204

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

INTRODUCTION

The consolidated financial statements have been prepared in accordance with the provisions of the Italian Civil Code and are also accompanied by the Report on the Group’s operations together with the Report on Telecom Italia.

Reclassifications made to certain captions of the consolidated financial statements have also been made to the consolidated financial statements at December 31, 2002 for purposes of comparison.

The consolidated statement of cash flows, although presented in the Report on Operations, constitutes an integral part of these Notes to the consolidated financial statements pursuant to Article 29, paragraph 3 of Legislative Decree No. 127/1991.

As stated in the Report on Operations, the figures for the year 2003 presented in the consolidated financial statements and in the related Notes take into account the effects – as from January 1, 2003 for accounting and tax purposes – of the merger of Telecom Italia S.p.A. in Olivetti S.p.A. (subsequently renamed Telecom Italia S.p.A.), and of the following related transactions:

•	the exercise by the Olivetti shareholders of the right of withdrawal;

•	the voluntary partial tender offer by Olivetti for the ordinary and savings shares of the merged company.

It should however be pointed out that, following these transactions, the data for the year 2003 is nevertheless comparable to the data for the previous periods under comparison since the merged company was already consolidated on a line-by-line basis.

The Notes to the consolidated financial statements also disclose the impact on consolidated net equity at December 31, 2002, in terms of the difference in the split between the Parent company interest and Minority interest, had effect been given to the merger as from that date, excluding, however, the effects of the tender offer and the exercise of the right of withdrawal.

The scope and principles of consolidation, the summary of significant accounting policies, along with the composition and changes in the individual components of the consolidated financial statements are set out below.

SCOPE OF CONSOLIDATION

The scope of consolidation at December 31, 2003 includes the Italian and foreign companies listed in Annex 5, in which Telecom Italia holds a majority of voting rights, and all other companies in which it exercises a dominant influence.

Companies in which Telecom Italia holds between a 20% and 50% investment in share capital, with voting rights, including jointly controlled companies and companies in which the Parent company exercises a significant influence, have been accounted for using the equity method.

The following changes have taken place in the scope of consolidation since December 31, 2002:

a) added to the scope of consolidation:

•	for Wireline:

Latin American Nautilus Mexico SA, Telecom Italia Deutschland Holding GmbH, Hansenet TelekomuniKation GmbH;

•	for South America:

Diveo Perù Inc, Diveo TLC Perù S.r.l.;

•	for Internet and Media:

Telecom Media News S.p.A.;

•	for Olivetti Tecnost:

Wirelab S.p.A., Top Service S.p.A.;

•	for Other activities:

Tiaudit Latam SA, Telenergia S.r.l., Telecom Italia Capital SA.

b) eliminated from the scope of consolidation:

•	for Mobile:

CTMR Celular SA, Telesc Celular SA;

•	for South America:

Entel Investments Inc.;

2003 ANNUAL REPORT	205

•	for Internet and Media:

All the companies involved in the spin-off of the SEAT Group composed principally of the following business segments: Directories business (consisting of the Italian operations in telephone publishing and the stakes held in TDL Infomedia and Thomson), Directory Assistance (89.24.24 Pronto Pagine Gialle and Telegate) and Business Information (Consodata group, Pan-Address and Net Creations).

Furthermore, for the current TI MEDIA Group: Free Finance, TTG Italia, OPS, Teleprofessional, Webnext Office Automation Products and HMC Pubblicità (put into liquidation), IMR, IS Products, Incas Productions, Globo Europa;

•	for IT Market:

Netikos S.p.A., Netikos Fìnland OY, @live S.r.l. (put into liquidation);

•	for IT Group:

Sodalia Inc.;

•	for Olivetti Tecnost:

Aprimatic Doors SL, Aprimatic France SAS, Aprimatic S.p.A., Gotoweb S.p.A., Consorzio Mael;

•	for Other activities:

Olivetti System & Services UK Ltd, Global Gaming Investments S.p.A., Emmegiesse S.p.A., EST Erogazioni Servizi S.p.A., Telecom Italia Lab BV (put into liquidation).

c) companies involved in mergers, besides the merger of Telecom Italia S.p.A. in Olivetti S.p.A.:

•	for Mobile:

Tim Brasil SA in Bitel Partecipacoes S.A. (now Tim Brasil SA), Telesoft Hellas S.A. in Stet Hellas SA;

•	for IT Market:

Eis S.p.A. in Finsiel S.p.A.;

•	for IT Group:

Netsiel S.p.A., Saritel S.p.A., Sodalia S.p.A. and Telesoft S.p.A. in IT Telecom S.p.A.

•	for Olivetti Tecnost:

Oliweb S.p.A. Technoproduzioni S.p.A. and Tecnosistemi S.p.A. in Olivetti Tecnost S.p.A.

•	for Other activities:

Ti Lab S.p.A. in Telecom Italia S.p.A.

At December 31, 2003, Telecom Italia’s subsidiaries and affiliates listed in Annexes 5 to 7, were categorized as follows:

	Subsidiaries			Affiliates
	Italy	Abroad	Total	Italy	Abroad	Total	Total
Companies:
• consolidated line-by-line	72	146	218				218
• valued by the equity method	1	5	6	42	35	77	83
• valued at cost	23	8	31	32	7	39	70

Total companies	96	159	255	74	42	116	371

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements used in consolidation are those of each consolidated company at December 31, 2003, approved by the respective boards, and adjusted where necessary to conform to the accounting policies adopted by the Parent Company, Telecom Italia.

The financial statements expressed in foreign currency have been translated into euro by applying the average annual exchange rate to the individual items of the statement of income and the year-end exchange rate to the items of the balance sheet.

The difference arising from the translation of beginning shareholders’ equity and the net result for the year at the year-end exchange rate is recorded in reserves under consolidated shareholders’ equity.

For the consolidated subsidiaries and affiliates which use inflation accounting to eliminate distorting effects on the results for the year, the statements of income have been translated at the year-end exchange rates instead of at the average rates. The companies in the Group which apply inflation accounting principles are Corporacion Digitel C.A. (Venezuela), Finsiel Romania S.r.l. (Romania), Mediterranean Nautilus Telekomunikasyon Hitzmetleri Ticaret A.S. (Turkey), and the affiliate IS Tim Telekomunikasyon Hizmetleri A.S. (Turkey).

2003 ANNUAL REPORT	206

The exchange rates used are those presented in “Other information”.

All subsidiaries included in the scope of consolidation have been consolidated using the line-by-line method, which can be summarized as follows:

a)	assumption of the total amount of assets, liabilities, revenues and expenses, regardless of the interest held, separately showing the minority interest in shareholders’ equity and net income;

b)	the difference arising from the elimination of the carrying value of an investment in a company included in the scope of consolidation against the underlying share of the shareholders’ equity at the date of acquisition is allocated, where possible, to the assets and liabilities of the company. Any residual amount is treated as follows:

•	if positive, it is recorded in “differences on consolidation” under “intangible assets” and is amortized on the straight-line method over the estimated time required to recover the amount (and, in any case, not more than a period of 20 years);

•	if negative, it is recorded in shareholders’ equity as “consolidation reserve”, or, when the amount is due to expectations of unfavorable financial results, to “consolidation reserve for future risks and charges”;

c)	elimination of receivables and payables, as well as expenses and revenues among consolidated companies;

d)	elimination of profit included in fixed assets and intangible assets which stem from intragroup purchases of goods and services at market prices. The portion of intragroup revenues referring to the above goods and services has been reclassified, net of intragroup profit, to the item “increase in capitalized internal construction costs”.

Provisions and value adjustments made by individual consolidated companies exclusively for the purpose of securing tax benefits allowed by law have also been eliminated from the consolidated financial statements.

ACCOUNTING POLICIES

The accounting policies adopted in preparing the consolidated financial statements conform to the law and have been applied on a basis consistent with the prior year.

The accounting policies are set out below:

Intangible assets

Intangible assets are recorded at acquisition or production cost and are amortized on the straight-line method over their estimated period of benefit, as follows:

Licenses, trademarks and similar rights	Contract term
Goodwill	Years expected to be benefited
Software	Generally 3 years
Leasehold improvements	Lesser of the period of future economic benefit of the expenses incurred or the residual lease period

Capitalized software costs only represent costs for the development of new software or improvements to software for the introduction of new features. The Group applies the same principle to website development costs and software development costs for internal use. All costs for software maintenance, for software development of new features that are not introduced and for the preliminary stages of software development are expensed in the statement of income in the year incurred.

Furthermore:

•	beginning from the year 2003, the method of calculating the amortization charge of certain intangible assets has been changed by aligning the amortization starting date to the date the asset actually came into use. That change has resulted in a decrease in the amortization charge for intangible assets of approximately euro 270 million;

•	during the year 2003, the residual period of benefit of the unamortized differences on consolidation which resulted from the acquisition of the controlling interest in Telecom Italia by Olivetti in 1999 was revisited. Specifically, the residual period of benefit of this difference on consolidation was extended from 16.5 years to 20 years beginning from January 1, 2003. This extension aligns the residual period of benefit of the difference on consolidation to the period of benefit (20 years) determined on the additional difference on consolidation that emerged following both the tender offer launched by Olivetti for the ordinary and savings shares of Telecom Italia (which ended in July 2003), and the reclassification, from current to long-term, of the shares held by Olivetti in the former Telecom Italia which were subsequently cancelled as a result of the merger.

This change in the period of benefit of the residual difference on consolidation resulted in a decrease in the amortization charge of euro 227 million.

2003 ANNUAL REPORT	207

Fixed assets

Fixed assets are recorded at acquisition or production cost, including incidental purchase costs and expenses directly attributable to construction. They are depreciated on the straight-line method over their estimated useful lives or possibility of utilization. They include inflation adjustments required or allowed by specific laws in the countries in which the fixed assets are located.

Construction in progress is stated at the amount of direct costs incurred. Ordinary maintenance is expensed in the statement of income in the year incurred. The elimination, disposal or sale of fixed assets is recorded in the financial statements by eliminating the cost and accumulated depreciation from the balance sheet and booking the related gain or loss in the statement of income.

Equity investments

Equity investments considered long-term in nature are recorded in long-term investments or, if acquired for subsequent sale, recorded in short-term financial assets.

Long-term equity investments in unconsolidated subsidiaries and affiliates are generally valued by the equity method; positive differences arising upon acquisition, between the carrying value of the investments in said companies and the underlying share of net equity at current values, are included in the value of the investments and amortized on the straight-line method over their expected period of recoverability. Such amortization is charged to the statement of income in “value adjustments to financial assets” under writedowns of equity investments.

Other long-term investments in unconsolidated companies are recorded at acquisition or subscription cost, including incidental costs, adjusted for any reasonable expectations of a decline in profitability or recoverability in future years.

In the case of a permanent impairment, the value of such investments is written down and the impairment in value in excess of the corresponding carrying value is recorded in “reserves for risks and charges”.

Contracts for securities lending are represented in the financial statements as two functionally related transactions: a loan and a “repurchase transaction” on the securities with the obligation of the borrower to resell them at maturity. Accordingly, “Other receivables” and “Other liabilities” include, respectively, a receivable and a payable of the same amount at the fixed amount of the contract (market price of stock and bonds at the date of delivery of the securities).

Equity investments included under current assets, consisting mainly of shares of consolidated listed companies purchased for trading purposes, are stated at the lower of cost and estimated realizable value, based on the year-end stock market prices.

For purposes of a gradual alignment with international accounting principles, beginning from the financial statements for the year ended December 31, 2003, the method of determining cost flows for investments included in long-term investments and short-term financial assets was changed (from the “continuous LIFO” method to the “weighted average cost method for each movement”).

Had the method for determining cost not been changed, the net result for the year 2003 and the shareholders’ equity at December 31, 2003 would have been substantially unchanged.

Writedown of long-term assets

Long-term assets (intangibles, including goodwill, fixed assets and equity investments) are written down when there is a permanent impairment to below their net book value. The lower value is not maintained in subsequent financial statements, if the underlying assumptions are no longer correct. The Group periodically evaluates its long-term assets for any permanent impairments in value. The writedown is recognized when the recoverable value of the asset is below the net book value and, in this case, the amount of the writedown is given by the difference between the two amounts, as stated in Article 2426, paragraph 1, paragraph 3 of the Italian Civil Code.

Other securities (other than equity investments)

Securities that the company intends to hold to maturity are included among long-term investments; those bought for trading purposes are listed under short-term financial assets.

Securities held as long-term investments are valued at cost, adjusted by any permanent impairment in value.

Securities included in current assets are valued at the lower of cost of acquisition and realizable value based on market prices. Writedowns of securities will be reversed in subsequent years, if the underlying assumptions are no longer correct.

Securities acquired under “repurchase agreements”, for which the obligation exists to resell them at maturity, are included at purchase cost in receivables under short-term financial assets. The difference between the sales price and the purchase price is allocated to income on the accrual principle with a contra-entry to accrued income/expense in the balance sheet.

Starting from the financial statements for the year ended December 31, 2003, the method of determining cost flows for investments included in long-term investments and short-term financial assets was changed (from the “continuous LIFO” method to the “weighted average cost method for each movement”).

Had the method for determining cost not been changed, the net result for the year 2003 and the shareholders’ equity at December 31, 2003 would have been substantially unchanged.

2003 ANNUAL REPORT	208

Inventories

Inventories are valued at the lower of purchase or production cost and market.

The methods mainly used in computing cost are the following:

•	raw materials and finished goods: LIFO with annual adjustments;

•	merchandise: weighted average;

•	work in progress and semifinished goods: production cost;

•	contract work in process:

•	contracts covering less than 12 months: industrial cost;

•	contracts covering more than one year: at estimated revenues using the percentage of completion method.

In determining the value of contract work in process, anticipated losses upon completion and any other risks are also taken into account. Inventories of raw materials, finished goods and merchandise which exceed foreseeable manufacturing requirements, are slow moving or have become obsolete are written down to their estimated realizable value.

Accounts receivable and liabilities

Receivables are stated at estimated realizable value and classified under long-term investments or current assets. Estimated realizable value is based upon an analysis of receivables at year-end. Uncollectible receivables are accounted for in the year they are identified. Liabilities are shown at their nominal value.

Transactions in foreign currency

Monetary assets and liabilities are accounted for at the exchange rate as of the transaction date and updated to the exchange rates prevailing at year-end. Unrealized positive and negative differences arising from recording foreign currency assets and liabilities at the exchange rates at the transaction date and at year-end date are recorded in the statement of income, respectively, in “financial income” and “financial expense”.

Accruals and deferrals

These items are recorded on the accrual basis.

Reserves for risks and charges

“For taxes”: this reserve includes prudent provisions for estimated tax charges, including any surtaxes and late payment interest, on positions not yet agreed or in dispute.

“For deferred taxes”: this reserve includes deferred taxes calculated as described in the note on “income taxes”.

“Other reserves”: these reserves relate primarily to provisions to cover risks and charges for losses or liabilities of certain or likely existence whose amount or date of occurrence could, however, not be determined at the end of the year. The provisions reflect the best possible estimate, based on the commitments made and on the data available.

Reserve for employee termination indemnities

The amount of this reserve is determined in accordance with current laws and collective bargaining agreements and includes the liability matured at the end of the year in favor of all personnel employed by the Italian consolidated companies, net of advances paid.

Employee benefit obligations under Law No. 58/1992

Telecom Italia, under Law No. 58/1992, is obliged to guarantee a uniform insurance status to all employees in service in the companies, Stet, Sip, Italcable and Telespazio, as of February 20, 1992, as well as those who moved from the Public Administration to Iritel, under the Telephone Workers’ Social Security Fund - FPT, which became part of the general “Employees Pension Fund” beginning January 1, 2000.

At the present time, the amount of the liability can be estimated only roughly due to problems with the National Social Security Institute (Istituto Nazionale della Previdenza Sociale - INPS) relating to the manner in which to calculate the amount due and the fact that at December 31, 2003 INPS had not yet notified the Company of all the positions to be unified.

In the 1999 consolidated financial statements of the Olivetti group, when determining the difference on consolidation arising at the time of acquisition – on the part of Olivetti S.p.A. – of the controlling interest in Telecom Italia, an amount corresponding to the minimum liability then estimated was recorded in “contributions to pension and social security institutions”. In the 2003 consolidated financial statements of the Telecom Italia Group, this amount, net of the amounts paid up to December 31, was revisited in relation to the amounts paid up to that time to INPS, with reservation, also taking into account the current situation of the dispute with the Institute.

2003 ANNUAL REPORT	209

This review led to an accrual (recorded in “extraordinary expense”) of euro 315 million. Therefore, the liability for principal – excluding the part relating to the employees of the former Iritel, discussed later – is recorded for euro 802 million at December 31, 2003. As usual, interest for the year totaling euro 72 million was also recorded in “extraordinary expense” on the basis of the personnel positions notified by INPS up to December 31, 2003 and the interpretation of the law by this same institute.

The dispute with INPS concerns the application of the criteria established by the preceding Law No. 29/1979 for the employees who had already filed an application to join – still not processed by INPS – pursuant to the same law; the parties have agreed that the differences in interpretation shall be settled through test appeals before the ordinary magistrate. While awaiting these decisions, Telecom Italia has agreed to pay, with reservation, the amounts requested by INPS, subject to subsequent equalization adjustments, if the Courts ultimately accept the Company’s interpretation; in that case, the total expense, net of the payments made up to the end of 2003, would be reduced to euro 478 million. The payments requested by INPS are made in fifteen equal annual deferred installments (including annual interest of 5%), based on notification of the expenses by INPS.

Nevertheless, these financial statements at December 31, 2003 include euro 536 million of residual payables to INPS, relating to the estimate made for the employees of the former State Company for Telephone Services (ASST) by the special Ministerial Commission established under Law No. 58/1992 upon the transfer of the assets of the Post and Telecommunications Administration to Iritel, and recorded by the latter company in its financial statements at December 31, 1993.

Grants

Both operating grants (directly credited to the statement of income) and capital grants or grants for installations are recorded in the accounting period in which the paperwork documenting the grants is received, or in the period in which the respective costs are incurred, provided that the certainty of payment is confirmed by established procedures. Such grants are not subject to restrictions regarding their use and are not subject to reimbursement.

Specifically, capital grants are recorded in deferred income and recognized in future years in the statement of income in relation to the amount of depreciation taken on the underlying assets to which the grants refer.

Revenues and expenses

Revenues and expenses are recorded on an accrual basis.

In particular, revenues are recognized in the consolidated statement of income as follows:

a)	telecommunications services (wireline and mobile): in the year in which the services are rendered; in particular, traffic revenues are shown gross of the amounts due to other carriers which are recorded, for the same amount, in production costs. Certain services deriving from wireline and mobile telephony are invoiced in advance and recognized as revenues when they are used. The revenues deriving from other telecommunications services, principally those related to network access, long-distance calls and the use of local and wireless networks, are recognized in the statement of income on the basis of the minutes of traffic used or on the basis of fixed rates by contract. The revenues deriving from installations or activations are recognized in the statement of income at the date of installation or activation. The revenues and costs relating to sales of wireless equipment and related accessories are recognized in the statement of income at the time of delivery and acceptance on the part of the customers in that these revenues are considered separate from the revenues deriving from the use of wireless services;

b)	information technology and innovative network services, other activities: to the extent to which the related services were carried out during the fiscal year.

c)	revenues from the segments Internet and Media, which principally derive from advertising and publishing, the sale of office and similar products and internet access (including related services) are recognized in the statement of income as follows: I) the revenues from advertising and publishing sales are recognized in the income statement on the basis of the date of publication which corresponds to the date the telephone directories are printed and distributed II) revenues from advertising sales from on-line services are recognized in revenues when the advertising appears on the website III) revenues from TV advertising are recognized when the advertising is broadcast and IV) the sales of office and similar products are recognized in revenues when passage of title takes place, usually upon delivery of the products. Revenues for internet access and related services, mainly subscriber revenues, are recognized in the period in which the subscription is in effect, using the straight-line method.

Leased assets

Assets covered by finance lease contracts with a purchase option are recorded in fixed assets and depreciated from the date of the lease contract using rates consistent with those used for similarly owned assets. At the same time, a liability is recorded for the same amount, adjusted by the principal lease payments. The statement of income is charged for the financial expenses for the period and the depreciation charge on the assets acquired in leasing.

2003 ANNUAL REPORT	210

Income taxes

Current income taxes are computed on the basis of a realistic estimate of the income tax charge according to the tax laws of the country; the related income tax payable is shown net of payments on account, withholding taxes and tax credits in “income taxes payable”. Any net receivable position is shown in “other receivables”.

Deferred income taxes are calculated in the financial statements of the individual consolidated companies on the basis of the temporary differences between the value attributed to the assets and liabilities for statutory purposes and the value attributed to the same assets and liabilities for tax purposes, as well as on the consolidation adjustments in the consolidated financial statements. Deferred tax assets, including benefits from tax loss carryforwards, are booked in “other receivables” in current assets. The tax benefit relating to tax loss carryforwards is recorded only when there is reasonable certainty of recovery.

Deferred tax assets and liabilities are offset, whenever the assumptions for doing so exist. Deferred taxes on tax-deferred reserves and funds carried by the consolidated companies or the companies accounted for using the equity method are booked if such reserves will be distributed or, in any case, utilized and their distribution or utilization gives rise to a tax charge.

Capitalization of interest

Interest on construction projects is capitalized only when loans have been taken out that can be specifically attributed to the project.

Memorandum accounts

“Collateral and guarantees provided” are recorded for an amount equal to the guarantee provided; those in foreign currencies are translated at year-end exchange rates.

“Purchases and sales commitments” are determined on the basis of the unperformed portion of contracts outstanding at the end of the fiscal year which do not fall under the normal “operating cycle”.

Derivative financial instruments

Derivative financial instruments are used by the Telecom Italia Group to hedge exposure on interest rate and exchange rate risks.

For financial instruments used to hedge interest rate risks, the interest differentials are recorded in the statement of income in “financial income and expense” based on the accrual principle.

For financial instruments used to hedge exchange rate risks, the cost (or “financial component” calculated as the difference between the rate at the date of stipulating the contract and the forward rate) is recorded in the statement of income in “financial income and expense” based on the accrual principle.

Premiums relating to option-type financial instruments are recorded in “other liabilities” or “other receivables” and, if exercised, are considered as an incidental charge to the purchase or sale value of the underlying instruments; if the option is not exercised the premium is recorded in the statement of income under financial income (financial expense).

In this manner, the derivative financial instruments are valued consistently with the underlying asset and liability, for each transaction, and any net expense is recognized in the statement of income.

Option-type derivative financial instruments existing at the end of the year are valued at the lower of cost and market value at the balance sheet date.

Receivables transactions Securitization

Accounts receivable sold under securitization transactions are reversed from the balance sheet with a contra-entry for the consideration received on the sale; the amount paid is represented by the non-repeatable amount received immediately (without recourse) whereas the deferred portion is recorded in Other receivables (financial) in current assets. This balance sheet caption is presented net of the relative allowance account calculated on the basis of estimated realizable value; the changes in the allowance account are booked to Financial expense in the statement of income. The difference between the carrying value of the receivables sold and the agreed consideration (including the portion of the payment which is deferred) is recognized in the statement of income on the accrual basis in “miscellaneous operating costs”, for the trading portion and in “interest and other financial expense” for the financial portion. All expenses incurred for the securitization program are recorded in “costs for services”.

2003 ANNUAL REPORT	211

CONSOLIDATED BALANCE SHEETS ASSETS

INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS

INTANGIBLE ASSETS	euro 33,853 million

(euro 34,412 million at December 31, 2002)

Intangible assets decreased by euro 559 million compared to December 31, 2002. A breakdown of the composition and the changes in this account are provided below:

(in millions of euro)	12/31/2002	Additions	Amortization	Other changes	12/31/2003
Start-up and expansion costs	83	6	(40)	2	51
Industrial patents and intellectual property rights	1,269	598	(1,035)	1,018	1,850
Concessions, licenses, trademarks and similar rights	3,995	126	(115)	(245)	3,761
Goodwill	17	—	(5)	(4)	8
Differences on consolidation	27,877	5,096	(1,830)	(4,006)	27,137
Work in progress and advances to suppliers	832	998	—	(1,088)	742
Other intangibles	339	55	(84)	(6)	304

Total	34,412	6,879	(3,109)	(4,329)	33,853

Start-up and expansion costs

Start-up and expansion costs referred primarily to the guarantee fees paid in connection with capital increases by the parent company.

Industrial patents and intellectual property rights

Industrial patents and intellectual property rights consisted mainly of applications software either owned outright or acquired under a license for an unspecified period of time.

Concessions, licenses, trademarks and similar rights

Concessions, licenses, trademarks and similar rights decreased by euro 234 million principally as a result of the writedown made by the Latin America Nautilus group (euro 235 million). They refer to the Mobile Business Unit for euro 3,413 million, principally for the residual cost on UMTS and PCS licenses (of which euro 2,417 million relates to TIM), and other Telecom Italia Group companies for euro 348 million, mainly Indefeasible Rights Of Use (IRU).

Differences on consolidation

Differences on consolidation decreased by euro 740 million from the end of 2002 (net of amortization and writedowns). The change is due to additions for differences on consolidation posted following the tender offer by Olivetti on the merged company (euro 4,551 million), the increase in the equity interest held by Seat Pagine Gialle in TDL Infomedia (euro 43 million), the reclassification made by Olivetti, prior to the merger, of the shares of the merged company from working capital to intangibles (euro 250 million), as well as the exercise of the JP Morgan put option on Seat Pagine Gialle shares (euro 428 million). The additions were countered by reductions in reference to the sale of Nuova Seat Pagine Gialle and its subsidiaries (euro 3,506 million), amortization (euro 1,830 million) and writedowns (euro 754 million) for the year relating principally to TI Media (euro 348 million), Entel Chile (euro 195 million) and Corporacion Digitel (euro 132 million).

The remaining amount of euro 27,137 million refers, besides the difference on consolidation of euro 24,845 million relating to the merged company, principally to:

(in millions of euro)	12/31/2003
TIM	688
TI Media	516
Entel Chile	485
Holding Media e Comunicazione	144
Corporacion Digitel	113
Other companies	346

Total	2,292

The remaining amount of the differences on consolidation reflects the existence of favorable future prospects and higher values intrinsic in the investment holdings.

2003 ANNUAL REPORT	212

Work in progress and advances to suppliers

Work in progress and advances to suppliers decreased by euro 90 million, compared to December 31, 2002, and represented the difference between the capitalization of costs incurred mainly by Telecom Italia for software development projects in progress and the projects which came into use during the year.

Other intangibles

Other intangibles, totaling euro 304 million (euro 339 million at December 31, 2002), mainly referred to leasehold improvements.

FIXED ASSETS	euro 18,324 million

(euro 19,449 million at December 31, 2002)

Fixed assets decreased by euro 1,125 million compared to the end of 2002 mainly as a result of the balance between additions and depreciation during the year, and are shown net of the relative accumulated depreciation and writedowns. An analysis of fixed assets is provided in the following table:

	Owned assets			Leased assets
(in millions of euro)	Gross value	Accumulated ammortamento	Net book value	Gross value	Accumulated ammortamento	Net book value	12/31/2003 Net book value	12/31/2002 Net book value

Land and buildings	3,111	1,435	1,676	160	22	138	1,814	2,245
Plant and machinery	58,079	43,780	14,299	18	15	3	14,302	14,958
Manufacturing and distribution equipment	949	903	46				46	60
Other fixed assets	1,996	1,435	561	65	29	36	597	691
Construction in progress and advances to suppliers and advances to suppliers	1,565		1,565				1,565	1,495

Total	65,700	47,553	18,147	243	66	177	18,324	19,449

Accumulated depreciation covered 74.0% of gross fixed assets, compared to 71.8% at the end of last year.

Compared to December 31, 2002, the reduction in leased assets from euro 537 million to euro 177 million was due to the purchase of certain buildings by Telecom Italia and other Group companies from Teleleasing, in advance, in January 2003.

A summary of the changes in fixed assets during the year is shown in the following table:

(in millions of euro)	2003	2002
At January 1	19,449	22,097
- Additions	3,111	3,291
- Disposals and contributions	(404)	(541)
- Depreciation for the year	(3,670)	(3,808)
- Change in the scope of consolidation	(197)	(313)
- Translation adjustment and other	35	(1,277)

At December 31	18,324	19,449

Additions for the year amounted to euro 3,111 million (euro 3,291 million in 2002), with a decrease of euro 180 million compared to 2002. Details by Business Unit are as follows:

(in millions of euro)	2003	2002
Wireline	1,497	1,837
Mobile	1,244	1,075
South America	116	201
Internet and Media	32	28
IT Market	13	13
IT Group	106	83
Olivetti-Tecnost	14	26
Other activities and intragroup eliminations	89	28

Total	3,111	3,291

2003 ANNUAL REPORT	213

Additions by geographical area based on the location of the company are detailed as follows:

GEOGRAPHICAL AREA

(in millions of euro)	2003	2002
Italy	2,288	2,464
Rest of Europe	176	207
North, Central and South America	646	610
Australia, Africa and Asia	1	10

Total	3,111	3,291

LONG-TERM INVESTMENTS	euro 2,396 million

(euro 4,046 million at December 31, 2002)

Long-term investments, which decreased by euro 1,650 million from December 31, 2002, comprised the following:

(in millions of euro)	12/31/2003	12/31/2002	Change
Equity investments in:
• unconsolidated subsidiaries	5	19	(14)
• affiliated companies	955	2,101	(1,146)
• other companies	501	456	45

	1,461	2,576	(1,115)

Advances on future capital contributions	9	—	9

	1,470	2,576	(1,106)

Accounts receivable:
• unconsolidated subsidiaries	5	5	—
• affiliated companies	117	451	(334)
• other receivables	399	317	82

	521	773	(252)

Other securities	12	304	(292)
Treasury stock	393	393	—

Total	2,396	4,046	(1,650)

Equity investments in affiliated companies

Equity investments in affiliated companies, amounting to euro 955 million, decreased by euro 1,146 million from December 31, 2002 chiefly due to the reclassification to short-term financial assets, since they were earmarked for sale within twelve months, for the residual stake held in Telekom Austria (euro 708 million), sold in January 2004, and in Telekom Srbija (euro 187 million), sold in July 2003. A reclassification was also made to other companies for the investment in Solpart Participacoes (euro 142 million), following the sale (in 2002) of a portion of ordinary share capital with a reduction of the equity interest from 37.29% to 19%.

2003 ANNUAL REPORT	214

Equity investments in affiliated companies refer to the following:

(in millions of euro)	12/31/2002	Additions	Disposals	Valuation using equity method (*)		Reclassifications	12/31/2003
Etec S.A.	467	8		(83)			392
Globo.com - GLB Serviços Interativos	13		(13)				—
IM.SER	12			(12)			—
Italtel Holding	43			(8)			35
LI.SIT.	—	54		(5	) (**)		49
Mirror International Holding	94	24		(70)			48
Netco Redes	22			2			24
Solpart Participaçoes	142					(142)	—
Sky Italia (former Stream)	19	324		(299)			44
Telekom Austria	708					(708)	—
Telekom Srbija	187					(187)	—
Tiglio I	242			(8)			234
Tiglio II	74			4			78
Other	78	7	(20)	(14)			51

Total	2,101	417	(33)	(493)		(1,037)	955

(*)	Includes the equity in the earnings or losses for the year, amortization of goodwill and adjustments on the translation of foreign currency financial statements.

(**)	As regards LI.SIT, full details are provided in the Report on Operations.

The investments valued using the equity method included the unamortized portion of the excess of book values over the corresponding share of the underlying net equity at current values at the time of purchase. The excess amounted in total to euro 101 million (euro 504 million at December 31, 2002), of which euro 94 million referred to Etec S.A. The value of the affiliated company Aria-IS Tim was completely written down in the 2002 financial statements, however, the reserves for risks and charges also include euro 572 million in respect of this company.

A list of the companies valued using the equity method is provided in Annex 6; equity investments in unconsolidated subsidiaries and affiliates are listed in Annex 7.

Equity investments in other companies

Equity investments in other companies, amounting to euro 501 million, increased by euro 45 million from December 31, 2002. Equity investments in other companies refer to the following:

(in millions of euro)	12/31/2003	12/31/2002
Mediobanca	113	113
Solpart Participaçoes	111	—
Ldcom	51	51
Cirsa	41	81
MCC	36	36
Euskaltel	27	61
Consortium	20	20
Fin. Priv.	15	15
Pirelli Real Estate	15	—
Forthnet	14	8
Intelsat	12	14
Sia	11	11
Other	35	46

Total	501	456

2003 ANNUAL REPORT	215

Advances on future capital contributions

Advances on future capital contributions at December 31, 2003 mainly referred to advances made by the Parent Company to Sky Italia (former Stream).

Accounts receivable from unconsolidated subsidiaries

Accounts receivable from unconsolidated subsidiaries, equal to euro 5 million, are represented by non-interest-earning loans made by Matrix S.p.A. to Giallo Market S.p.A. in liquidation and to Emax-Trade S.p.A. in liquidation and by H.M.C. to H.M.C. Pubblicità in liquidation under the wind-up proceedings for these companies.

Accounts receivable from affiliated companies

Accounts receivable from affiliated companies, equal to euro 117 million, decreased by euro 334 million compared to December 31, 2002, mainly as a result of the writedown (using the reserve for risks and charges set up in 2002) of receivables due from Aria-Is Tim (euro 279 million). Such receivables mostly referred to the residual loans made to Aria-Is Tim (euro 57 million), Aree Urbane (former Ortensia S.r.l.) (euro 31 million), Telegono (euro 15 million), Tiglio I (euro 4 million), Tiglio II (euro 3 million) and other minor affiliated companies (euro 7 million).

Other receivables

Other receivables increased from euro 317 million at December 31, 2002 to euro 399 million principally on account of the residual receivable due from PTT Srbija (euro 75 million) on the sale of Telekom Srbija and the value of the two options on the share capital of Sofora Argentina (euro 49 million). They also included the revalued amount of the tax receivable from the prepayment of taxes on the reserve for employee termination indemnities (euro 72 million), loans made to employees (per euro 87 million), loans made to third parties, security deposits (euro 92 million) and the remaining receivable due on the sale of Globo.com - Glb Servicos Interativos (euro 24 million).

Other securities

Other securities decreased by euro 292 million from December 31, 2002, mainly as a result of the cancellation, at the time of the merger, of the ordinary and savings shares held by the merged company (euro 287 million).

Treasury stock

Treasury stock included 101,208,867 Telecom Italia ordinary shares (originally 214,628,828 Olivetti shares), of which 1,272,014 were held by the Parent Company and purchased in prior years and 99,936,853 shares held by Olivetti International S.A., received in exchange for the Tecnost S.p.A. shares following the merger of Tecnost S.p.A. in Olivetti in 2000.

CURRENT ASSETS

INVENTORIES	euro 426 million

(euro 584 million at December 31, 2002)

Inventories included the following:

(in millions of euro)	12/31/2003	12/31/2002	Change
Raw materials and supplies	24	30	(6)
Merchandise	267	321	(54)

	291	351	(60)

Work in progress and semifinished goods	22	27	(5)
Finished goods	7	25	(18)

	29	52	(23)

Contract work in process	105	179	(74)
Advances to suppliers	1	2	(1)

	106	181	(75)

Total	426	584	(158)

Inventories were held by companies providing telecommunications services for euro 203 million (euro 193 million at December 31, 2002), the companies in the information technology sector for euro 83 million (euro 167 million at December 31, 2002) and the Olivetti Tecnost group for euro 91 million and other minor companies for euro 49 million.

“Raw materials and supplies” and “work in progress and semifinished goods” are in line with current costs.

2003 ANNUAL REPORT	216

ACCOUNTS RECEIVABLE	euro 15,639 million

(euro 16,735 million at December 31, 2002)

A breakdown of accounts receivable, which decreased by euro 1,096 million, is provided below:

(in millions of euro)	12/31/2003	12/31/2002	Change
Trade accounts receivable	7,906	8,967	(1,061)
• allowance for doubtful accounts	(790)	(847)	57

Total trade accounts receivable	7,116	8,120	(1,004)

Accounts receivable from unconsolidated subsidiaries	30	41	(11)
Accounts receivable from affiliated companies	149	214	(65)
Other receivables	8,344	8,360	(16)

Total	15,639	16,735	(1,096)

Trade accounts receivable

Gross trade accounts receivable totaled euro 7,906 million and consisted, for the most part, of receivables for telecommunications services. Receivables have been adjusted to estimated realizable value by writedowns. Trade accounts receivable referred, in particular, to Telecom Italia (euro 4,021 million) and TIM (euro 1,437 million). The reduction from December 31, 2002, equal to euro 1,061 million, was principally due to the deconsolidation of Nuova Seat Pagine Gialle and other companies in the information technology sector.

This caption also included euro 1,169 million of receivables from other telecommunications operators.

Furthermore, the following securitization transactions were carried out:

Securitization

The program for the securitization of trade accounts receivable generated by the services rendered to the clientele of Telecom Italia Wireline initiated during 2001 has continued in 2003.

During 2003, the total amount of trade accounts receivable sold under the securitization program was equal to euro 8.9 billion and referred to Telecom Italia’s receivables from residential customers. At December 31, 2003, receivables sold amounted to 874 million (of which euro 762 million was not yet due).

The securitization transaction led to a reduction in net financial indebtedness of euro 851 million at December 31, 2003 (euro 826 million at the end of 2002).

Furthermore, at December 31, 2003, Telecom Italia recorded short-term financial payables of euro 233 million for a loan made by TI Securitisation Vehicle S.r.l. from the excess liquidity generated by the securitization transaction.

Factoring

In 2003, Telecom Italia, TIM and Olivetti Tecnost sold trade accounts receivables without recourse for a total of euro 3,873 million, of which euro 665 million was not yet due.

These factoring transactions led to a reduction in net financial indebtedness at December 31, 2003 of euro 350 million.

Accounts receivable from unconsolidated subsidiaries

Accounts receivable from unconsolidated subsidiaries included loans of euro 15 million and trade accounts receivables and other receivables from unconsolidated subsidiaries of euro 15 million.

Accounts receivable from affiliated companies

Accounts receivable from affiliated companies of euro 149 million decreased by euro 65 million and referred to trade, financial and other receivables. The most significant amounts related to Sky Italia (former Stream) (euro 44 million, written down by euro 27 million), Teleleasing (euro 49 million) and Shared Service Center (euro 11 million).

Other receivables

Other receivables totaled euro 8,344 million (euro 8,360 million at December 31, 2002) and included the following:

•	financial receivables, totaling euro 796 million (euro 960 million at December 31, 2002), referred almost entirely to Telecom Italia for the deferred portion of the trade accounts receivable securitization transactions (euro 370 million) and to Olivetti Finance for the “securities lending” transaction regarding its bonds (euro 300 million);

2003 ANNUAL REPORT	217

•	other receivables, totaling euro 7,548 million ( euro 7,400 million at December 31, 2002), referred to the following:

(in millions of euro)	12/31/2003	12/31/2002
Customer payments in transit	91	98
Due from the Tax Administration	1,653	2,092
Deferred tax assets	5,013	4,190
Employees	68	95
Other receivables (from the Government, other public entities and sundry)	723	925

Total	7,548	7,400

The decrease in receivables from the Tax Administration (euro 439 million) principally referred to TIM (euro 482 million) as a result of its recording, at December 31, 2002, of the excess advance payments made in 2002 for income taxes exceeding the liability for current taxes and the deconsolidation of Nuova Seat Pagine Gialle (euro 110 million).

The increase in deferred tax assets was mainly due to the posting of additional deferred tax assets, compared to those already recorded by Olivetti in the 2002 financial statements as a result of the writedown, solely for tax purposes, of the shares of the merged company which became recoverable thanks to the Olivetti/Telecom Italia merger.

The balance of deferred tax assets and liabilities was made up as follows:

(in millions of euro)	12/31/2003	12/31/2002
Deferred tax assets	5,013	4,190
Reserve for deferred taxes	(252)	(40)

Total	4,761	4,150

The main components forming the net balance, by type, are the following:

(in millions of euro)	12/31/2003	12/31/2002
Writedowns	3,260	2,620
Tax losses carried forward	663	208
Reserves for risks and charges	428	621
Reserve for employee benefits Law 58/92	265	211
Allowance for doubtful accounts	179	228
Unrealized intragroup profits	78	69
Other deferred items	140	233
Withholding tax on interest	(132)	—
Other	(120)	(40)

Net credit balance	4,761	4,150

At December 31, 2003, tax loss carryforwards amounted to euro 8,611 million, of which euro 2,908 million has no expiry date, and the remaining amount generally expires within the next five years.

No deferred tax assets have been set aside where there is uncertainty over their recoverability against future taxable profits. Specifically, tax loss carryforwards, which have not been considered in the determination of deferred tax assets amount to some euro 6,600 million.

At December 31, 2003, about euro 520 million of deferred tax assets have not been recorded since their future recovery is not assured.

SHORT-TERM FINANCIAL ASSETS	euro 3,657 million

(euro 2,156 million at December 31, 2002)

This item, which increased by euro 1,501 million compared to December 31, 2002, included the following:

(in millions of euro)	12/31/2003	12/31/2002	Change
Equity investments in unconsolidated subsidiaries	170	169	1
Equity investments in affiliated companies	708	—	708
Other equity investments	—	4	(4)
Other securities	2,719	1,927	792
Receivables for sales of securities	60	56	4

Total	3,657	2,156	1,501

2003 ANNUAL REPORT	218

Equity investments in unconsolidated subsidiaries mainly referred to listed shares purchased for trading.

Equity investments in affiliated companies referred to the equity investment held in Telekom Austria (euro 708 million) which was sold in January 2004.

Other securities consisted of own bonds held by Olivetti Finance (euro 1,333 million) and Olivetti International S.A. (euro 8 million), other bonds held by Olivetti International S.A. (euro 500 million), Telecom Italia Finance (euro 38 million), Olivetti Finance (euro 76 million), the Parent Company (euro 16 million) and other companies (euro 16 million) and commercial paper held by Olivetti International S.A. (euro 607 million) and Telecom Italia Finance (euro 125 million).

The carrying values at the end of the year of equity investments have been aligned to market values; other securities have been recorded at the lower of purchase cost and estimated realizable value which are represented by market prices at the end of the year.

LIQUID ASSETS	euro 4,877 million

(euro 4,370 million at December 31, 2002)

Liquid assets increased by euro 507 million. They consisted mainly of funds on deposit in Italian and foreign banks in current accounts, of which euro 160 million referred to a bank deposit used as collateral for a guarantee provided by the Royal Bank of Scotland to Mediobanca on behalf of Aria-Is Tim. This guarantee was released in February 2004.

The Report on Operations details “liquid assets and financial accounts receivable” and indicates utilization against the maturities of medium/long-term debt in 2004 and 2005.

ACCRUED INCOME AND PREPAID EXPENSES	euro 1,325 million

(euro 1,629 million at December 31, 2002)

This item, which decreased by euro 304 million, can be analyzed as follows:

(in millions of euro)	12/31/2003	12/31/2002
Issue discounts and similar charges	240	299

Accrued income:
• production value	20	8
• financial income	475	358
• other	—	1
	495	367
Other prepaid expenses:
• production costs	164	85
• financial expense	387	487
• other	39	391

	590	963

Accrued income and other prepaid expenses	1,085	1,330

Total	1,325	1,629

The reduction in “other” prepaid expenses is due to the early exercise of the put/call options with JP Morgan on Seat Pagine Gialle shares.

An analysis of accounts receivable and accrued income by maturity and type is provided in Annex 1.

2003 ANNUAL REPORT	219

LIABILITIES AND SHAREHOLDERS’ EQUITY

SHAREHOLDERS’ EQUITY	euro 20,589 million

(euro 20,624 million at December 31, 2002)

A breakdown of shareholders’ equity is presented below:

(in millions of euro)	12/31/2003	12/31/2002	Change
Parent company interest	16,092	11,640	4,452
Minority interest	4,497	8,984	(4,487)

Total	20,589	20,624	(35)

Telecom Italia’s interest in shareholders’ equity increased by euro 4,452 million compared to December 31, 2002. The increase was mainly due to the merger of Telecom Italia in Olivetti (euro 3,424 million), with a consequent reduction in the Minority interest, and to the net income for the year (euro 1,192 million compared to losses of euro 773 million in 2002).

SHARE CAPITAL

The share capital of Telecom Italia amounted to euro 8,854 million (euro 8,845 million at December 31, 2002) and consisted of 10,302,243,740 ordinary shares and 5,795,921,069 savings shares, both with a par value of euro 0.55 each. The increase compared to the previous year is due to the conversion of convertible bonds and the exercise of Olivetti warrants and stock options held by employees (euro 20 million), net of withdrawals (euro 11 million).

The merger transaction did not have an impact on the share capital of the merging company as a result of the adoption of the mechanism for the redistribution of the shares.

RESERVE FOR TREASURY STOCK IN THE PORTFOLIO OF THE PARENT COMPANY AND UNCONSOLIDATED SUBSIDIARIES

The Reserve for treasury stock in the portfolio of the Parent company and unconsolidated subsidiaries amounted to euro 393 million, which was unchanged from December 31, 2002. This item referred to 101,208,867 Telecom Italia ordinary shares of which 1,272,014 shares were held by the Parent company, having been purchased in previous years, and 99,936,853 shares belonging to Olivetti International S.A., having been received in exchange for the shares of Tecnost S.p.A. following the merger of Tecnost in Olivetti in 2000.

PARENT COMPANY INTEREST IN RESERVES AND RETAINED EARNINGS

The Parent company interest in reserves and retained earnings of euro 5,653 million increased by euro 2,478 million, due to the effect of the merger transaction, offset by the reduction for the absorption of losses for the year 2002.

This item includes the Parent company’s own retained earnings and reserves, as well as the consolidated companies’ retained earnings, inflation adjustment reserves and tax-deferred reserves. No deferred taxes have been provided on the latter reserves since, based on current plans, no transactions are expected to be entered into that would warrant their taxation.

The reconciliation of Telecom Italia’s financial statements with the consolidated financial statements as regards shareholders’ equity and net result for the year, and the changes in the components of consolidated shareholders’ equity, are provided in Annexes 3 and 4.

2003 ANNUAL REPORT	220

RESERVES FOR RISKS AND CHARGES	euro 2,923 million

(euro 5,826 million at December 31, 2002)

These reserves decreased by euro 2,903 million from December 31, 2002 and referred to the following:

Reserve for pensions and similar obligations

The reserve for pensions and similar obligations, amounting to euro 42 million (euro 67 million at December 31, 2002), included the reserve for agents’ leaving indemnities and reserves for potential liabilities related to pension funds set up for the employees of certain foreign subsidiaries.

Euro 18 million of the decrease refers to the deconsolidation of Nuova Seat Pagine Gialle.

Reserve for taxes

The reserve for taxes, amounting to euro 152 million (euro 344 million at December 31, 2002), consisted of estimated tax liabilities on positions still to be agreed or in dispute. The reserve decreased due to the reclassification to the reserve for deferred taxes of the withholding tax (euro 134 million) that will withheld by Telecom Italia on payments of interest to foreign subsidiaries in respect of intragroup loans and as a result of the finalization of tax positions by Telecom Italia and Tim (euro 58 million) under the tax amnesty as allowed by Law No. 289 dated December 27, 2002.

Reserve for deferred taxes

The reserve for deferred taxes, amounting to euro 252 million (euro 40 million compared to December 31, 2002), included deferred taxes provided by the individual consolidated companies on the income components subject to deferred taxation and on consolidation adjustments.

Consolidation reserve for future risks and charges

The consolidation reserve for future risks and charges, amounting to euro 1 million, referred to the negative difference that arose at the time of purchase, between the price paid by Americatel Perù and the Entel Chile group to Diveo Inc. and Megalink Inc. for the 100% equity interest acquired in the company Diveo Perù Inc., the sole shareholder of Diveo Telecomunicaciones del Perù S.r.l., and the underlying share of net equity.

Other reserves

Other reserves, amounting to euro 2,476 million, decreased by euro 2,899 million compared to December 31, 2002, mainly due to the early exercise of the JP Morgan put option on Seat shares (euro 1,942 million), the partial utilization, as a direct deduction from accounts receivables, of the reserve for expenses in connection with the guarantees provided on behalf of Aria-Is Tim (euro 279 million), the release to income of the reserves for the TLC license fee accrued up to December 31, 2002 (euro 112 million) and the deconsolidation of Nuova Seat (euro 48 million).

Other reserves included:

•	TIM’s reserves totaling euro 572 million, set aside in 2002 to cover the guarantees provided by the group to the creditor financial institutions of Aria-Is Tim ;

•	reserves regarding the Digitel dispute, equal to euro 59 million, and TIM Celular, equal to euro 117 million, set aside by the Mobile Business Unit;

•	the reserves for contractual risks and other risks for a total of euro 496 million, mainly in respect of operating activities;

•	the reserves for corporate restructuring totaling euro 184 million, mainly relating to employee cutbacks and layoffs, of which euro 121 million regarded Telecom Italia;

•	the reserves for risks of technological revisions and future risks inherent to the regulatory framework of TIM amounting to euro 404 million;

•	the reserve of euro 194 million, relating to financial expenses for the premium on the redemption of notes issued by Telecom Italia Finance;

•	the reserve for the losses of subsidiaries and affiliates of euro 184 million and for extraordinary corporate transactions of euro 266 million.

2003 ANNUAL REPORT	221

RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES	euro 1,296 million

(euro 1,364 million at December 31, 2002)

The reserve for employee termination indemnities decreased by euro 68 million compared to December 31,2002 and related only to Italian Group companies.

(in millions of euro)
January 1	1,364
Change during the year:
provisions charged to income	200
utilizations for:
indemnities paid to employees who terminated employment	(212)
advances	(16)
pension funds	(23)
other changes	(17)

December 31	1,296

Other changes mainly referred to the change in the scope of consolidation.

LIABILITIES	euro 53,307 million

(euro 53,243 million at December 31, 2002)

A breakdown of liabilities, which increased by euro 64 million from December 31, 2002, is presented below:

	12/31/2003		12/31/2002
(in millions of euro)	Financial payables	Trade accounts payable and other payables	Financial payables	Trade accounts payable and other payables
Debentures	30,053		24,404
Convertible debentures	7,312		7,401

Total debentures	37,365		31,805
Due to banks	2,460		5,776
Due to other lenders	1,012		1,970
Advances		141		270
Trade accounts payable	9	5,848	21	5,649
Notes payable			241
Accounts payable to unconsolidated subsidiaries	9	9	8	8
Accounts payable to affiliated companies	33	137	398	251
Taxes payable	58	1,418	40	887
Contributions to pensions and social security institutions		1,514		1,359
Other liabilities	519	2,775	372	4,188

Total	41,465	11,842	40,631	12,612

Debentures

Debentures totaled euro 30,053 million and increased by euro 5,649 compared to December 31, 2002. The rules and the Offering Circular referred to the bonds as follows are available on the web site http://www.telecomitalia.it/.

Details are as follows:

Notes issued by Telecom Italia S.p.A.

•	floating rate notes of euro 1,500 million issued by the merged company, Telecom Italia (the first issue under the Global Medium Term Note Program with Telecom Italia as the issuer). The maturity date is June 21, 2005 and the issuer can call in the notes at an earlier date at face value beginning from the end of the second year and at every coupon date for interest thereafter; the call provision was exercised on March 22, 2004 following the decision taken by the Board of Directors on February 17, 2004;

2003 ANNUAL REPORT	222

•	fixed-interest notes for euro 2,500 million, issued on February 1, 2002, divided into two tranches of euro 1,250 million each, maturing on February 1, 2007 and February 1, 2012, respectively. The issue is part of the “Global Note Program”;

•	notes 2002-2022 reserved for subscription by employees, in service and retired, of companies directly and indirectly controlled by Telecom Italia, with headquarters in Italy, for euro 215 million.

Notes issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.

•	notes issued by the subsidiary Sogerim (merged in 2002 in Telecom Italia Finance S.A.) on international markets for a total of euro 6,000 million. The issued is divided into three tranches: the first, for euro 1,000 million at floating interest rates, maturing April 20, 2004; the second, for euro 3,000 million at a fixed rate, maturing April 20, 2006; the third for euro 2,000 million at a fixed rate, maturing April 20, 2011;

•	notes 1999-2009 issued by Telecom Italia Finance S.A. (originally Olivetti International N.V.) for euro 1,500 million with an annual fixed-rate coupon of 5% + a 0.15% step-up, maturing in February 2009;

•	notes in Swiss Francs 1986-2046 issued by Telecom Italia Finance S.A. (originally Olivetti International N.V.) for CHF 100 million (euro 64 million) with an annual fixed-rate coupon of 5.625%, maturing in June 2046.

Notes issued by Olivetti Finance N.V. and guaranteed by Telecom Italia S.p.A.

•	notes 1999-2004 issued by Olivetti Finance N.V. (originally Olivetti International Finance N.V.) for euro 4,200 million with an annual fixed-rate coupon of 5 3/8% + a 0.45% step-up, maturing in July 2004;

•	notes 2002-2005 for euro 200 million with an annual floating rate coupon indexed to the EONIA plus 1.45%, maturing in February 2005;

•	notes 2002-2005 for euro 500 million with a quarterly coupon indexed to the Euribor 3-month rate + 130 basis points, maturing in March 2005. The noteholder has the option of extending maturity for successive periods of 21 months, up to a total maximum of 10 years;

•	notes 2002-2006. for euro 1,100 million with a quarterly coupon indexed to the Euribor 3-month rate plus a spread of 1.25%, maturing in January 2006;

•	notes 2002-2007 for euro 1,750 million with an annual fixed-rate coupon of 6.5%, maturing in April 2007;

•	notes 2003-2008 for euro 1,750 million with an annual fixed-rate coupon of 5.875%, maturing in January 2008;

•	notes 1999-2009 issued by Olivetti Finance N.V. (originally Olivetti International Finance N.V.) for euro 2,350 million with an annual fixed-rate coupon of 6 1/8% + a 0.45% step-up, maturing in July 2009;

•	notes 2002-2012 for euro 1,000 million with an annual fixed-rate coupon of 7.25%, maturing in April 2012;

•	notes 2003-2013 for euro 850 million with an annual fixed-rate coupon of 6.875%, maturing in January 2013;

•	notes 2002-2032 for Japanese yen 20 billion (euro 148 million) with a six-month fixed-rate coupon of 3.55%, maturing in May 2032 (callable by the issuer annually beginning from the tenth year);

•	notes 2002-2032 for euro 250 million with an annual fixed-rate coupon of 7.77%, maturing in August 2032;

•	notes 2003-2033 for euro 800 million with an annual fixed-rate coupon of 7.75%, maturing in January 2033.

All of the above notes were issued under the Euro Medium Term Note (EMTN) program.

Notes issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.

•	issue of multi-tranche notes for US$ 4,000 million (equal to euro 3,168 million) at a fixed rate. The issue is divided into three tranches as follows:

•	Serie A, for US$ 1,000 million (equal to euro 792 million), with an annual fixed-rate coupon of 4%, maturing in November 2008;

•	Serie B, for US$ 2,000 million (equal to euro 1,584 million), with an annual fixed-rate coupon of 5.25%, maturing in November 2013;

•	Serie C, for US$ 1,000 million (equal to euro 792 million), with an annual fixed-rate coupon of 6.375%, maturing in November 2033.

Notes issued by Entel Chile

•	notes maturing between 2004 and 2023 for a total of euro 208 million.

2003 ANNUAL REPORT	223

The following table shows the notes issued to third parties by companies in the Telecom Italia Group, divided by issuing company:

Currency	Amount (in millions)	Equivalent amount in euro (in millions)	Coupon	Issue date	Maturity date	Issue price (%)

Notes issued by Telecom Italia S.p.A.
Euro	1,500	1,500	Euribor 3 months+ 0.95%	12/21/01	6/21/05	99.837
Euro	1,250	1,250	5.625%	2/1/02	2/1/07	99.841
Euro	1,250	1,250	6.250%	2/1/02	2/1/12	98.952
Euro	215	215	Euribor 6 mesi	2/1/02	1/1/22	100

Subtotal		4,215

Notes issued by Telecom Italia Finance S.A.and guaranteed by Telecom Italia S.p.A.
Euro	1,000	1,000	Euribor 3 months+1.125% (a)	4/20/01	4/20/04	99.514
Euro	3,000	3,000	6.125% (a)	4/20/01	4/20/06	99.937
Euro	1,500	1,500	5.15% (b)	2/9/99	2/9/09	99.633
Euro	2,000	2,000	7.00% (a)	4/20/01	4/20/11	99.214
CHF	100	64	5.625%	6/12/86	6/12/46	99.000

Sublotal		7,564

Notes issued by Olivetti Finance N.V.and guaranteed by Telecom Italia S.p.A.
Euro	4,200	4,200	5.825%	7/30/99	7/30/04	99.786
Euro	200	200	EONIA + 1.45%	8/7/02	2/7/05	99.900
Euro	500	500	Euribor 3 months + 1.3%	3/14/02	3/14/05	100
Euro	1,100	1,100	Euribor 3 months + 1.25%	5/29/02	1/3/06	99.6673
Euro	1,750	1,750	6.500%	4/24/02	4/24/07	99.637
Euro	1,750	1,750	5.875%	1/24/03	1/24/08	99.937
Euro	2,350	2,350	6.575% (c)	7/30/99	7/30/09	99.272
Euro	1,000	1,000	7.25%	4/24/02	4/24/12	99.602
Euro	850	850	6.875%	1/24/03	1/24/13	99.332
JPY	20,000	148	3.550%	4/22/02	5/14/32	99.25
Euro	250	250	7.770%	8/9/02	8/9/32	100.2
Euro	800	800	7.750%	1/24/03	1/24/33	99.239

Subtotal		14,898

Notes issued by Telecom Italia Capital S.A.and guaranteed by Telecom Italia S.p.A.
USD	1,000	792	4.000%	10/29/03	11/15/08	99.953
USD	2,000	1,584	5.250%	10/29/03	11/15/13	99.742
USD	1,000	792	6.375%	10/29/03	11/15/33	99.558

Subtotal		3,168

Notes issued by Entel Chile
CLP	156,820	208	Between 5.93%	Between 2000	Between 2004
			and 8.06%	and 2002	and 2023
Subtotal		208

Total		30,053

Mechanism of how coupons change on step-up/step-down notes in relation to the rating

(a) TI Finance SA notes

“Euro Notes”:	euro 1,000 million, Euribor 3-month + 1.125%, maturing April 2004 euro 3,000 million, 6.125%, maturing April 2006
euro 2,000 million, 7%, maturing April 2011

These securities carry protection for investors which would be triggered by a change in the rating assigned to Telecom Italia to below the Baa1/BBB+ ratings (by Moody’s and S&P’s, respectively): each downgrade in the rating by one notch by each of the two rating agencies to below the stated thresholds would cause an increase in the coupon interest (or in the spread above the Euribor for floating-rate securities) by 0.25%, starting from the coupon subsequent to the downgrade in the rating.

2003 ANNUAL REPORT	224

The downgrade in the rating from the thresholds is evaluated at the end of each coupon period and, on the basis of this evaluation, the interest for the next coupon is fixed; therefore, changes in the ratings during the coupon interest period would have no impact on the coupon in progress at that particular time.

Nevertheless, the relative step-up/step-down will only be applied when the rating at the end of the coupon period is different from the rating at the end of the preceding coupon period.

By virtue of this mechanism, these securities are currently subject to a 0.25% increase in interest due to the rating of Baa2 assigned by Moody’s in August 2003. In the case of floating-rate securities, this increase has already been applied to the coupon for the period beginning October 2003; in the case of the two fixed-rate securities, the increase will be applied beginning from the coupon period which starts in April 2004.

The ratings assigned to Telecom Italia by the various agencies are the following:

Standard & Poor’s:	BBB+, positive outlook

Moody’s:	Baa2, stable outlook

Fitch IBCA:	A-, stable outlook

(b) TI Finance SA notes, Euro 1,500 million, 5.15%, maturing February 2009

These notes carry protection for investors which would be triggered by a downgrade in the minimum rating (among the ratings assigned by the various agencies, in this specific case, Baa2 by Moody’s).

At the beginning of every coupon period, this minimum rating will be checked, and depending upon the rating, the coupon interest will fixed; once fixed, changes in the minimum rating during the coupon period will have no effect on the coupon to be paid, and will only have an impact when the next coupon interest rate is fixed (if the changes are still in effect).

Starting from the initial level of the coupon at issue (5%), a 0.15% increase in interest was granted to investors definitively up to the maturity date, bringing the current coupon interest rate to 5.15%.

This current coupon can be further increased in relation to the level of the minimum rating:

•	If, at the time the coupon interest is fixed the minimum rating is Ba1/BB+ or below, the current coupon will be increased by 1.5%;

•	If, at the time the coupon interest is fixed the minimum rating is Baa3/BBB-, the current coupon will be increased by 0.5%;

•	ratings higher than the minimum rating do not lead to increases in the current coupon.

Therefore, only future downgrades in the minimum rating could cause an increase in the current coupon; this coupon, instead, cannot be reduced because of upgrades in the rating.

(c) Olivetti Finance NV Notes, Euro 2,350 million, 6.575%, maturing July 2009

These securities carry protection for investors which would be triggered by a change in the minimum rating (among those assigned by the various agencies, in this specific case, Baa2 by Moody’s).

At the beginning of every coupon period, this minimum rating will be checked and depending upon the rating, the coupon interest will be fixed; once fixed, changes in the minimum rating during the coupon period will have no effect on the coupon to be paid, and will only have an impact when the next coupon interest rate is fixed (if the changes are still in effect).

Starting from the initial level of coupon interest at issue (6.125%), the coupon that will effectively be paid will be increased in relation to the level of the minimum rating:

•	If, at the time the coupon is fixed the minimum rating is Ba1/BB+ or below, the original coupon will be increased by 1.95%;

•	If, at the time the coupon interest is fixed the minimum rating is Baa3/BBB-, the original coupon will be increased by 0.95%;

•	If, at the time the coupon interest is fixed the minimum rating is Baa2/BBB, the original coupon will be increased by 0.45%;

•	ratings higher than the minimum rating do not lead to increases in the original coupon.

Under this mechanism, since October 2000 (the date the mechanism was first introduced), the original coupon has been increased by 0.45% (reaching the current 6.575%).

Future upgrades/downgrades in the minimum rating could cause a reduction/increase in the coupon according to the mechanism described above.

2003 ANNUAL REPORT	225

Convertible debentures

Convertible debentures totaled euro 7,312 million and decreased by euro 89 million compared to December 31, 2002. The rules and the Offering Circular referred to the bonds as follows are available on the web site http://www.telecomitalia.it/.

Details are as follows:

•	bonds 2001-2004 issued by Telecom Italia S.p.A. (originally Olivetti S.p.A.) for a face value of euro 1,267 million convertible into new Telecom Italia S.p.A. ordinary shares, with an annual fixed-rate coupon of 1.5% and a premium on redemption of 105.07759% of the issue price (euro 2.6 per note), maturing in January 2004. Those bonds result in a total liability of euro 1,331 million. The annual yield upon maturity is 3.25% and the conversion will be at a rate of 0.471553 newly issued Telecom Italia S.p.A. shares for each bond held;

•	bonds 2001-2010 issued by Telecom Italia S.p.A. (originally Olivetti S.p.A.) for a face value of euro 2.390 million convertible into Telecom Italia S.p.A. shares, with an annual fixed-rate coupon of 1.5% and a premium on redemption of 118.37825% of the issue price, maturing in January 2010. Those bonds result in a total liability of euro 2,829 million. The annual yield upon maturity is 3.5% and the conversion will be at a rate of 0.471553 new Telecom Italia S.p.A. shares for each bond held;

•	bonds issued in March 2001 by Telecom Italia Finance S.A. (originally Sogerim), for euro 2,500 million, convertible into TIM or Seat Pagine Gialle shares, with the right of the issuer to pay off the amount due in cash. The spin-off transaction and the consequent disposal of the equity investment in the beneficiary company Nuova Seat Pagine Gialle, did not result in any changes in the terms of the bonds since their conditions allowed ample flexibility in the method of settlement. These are five-year bonds and can be redeemed by the bondholders before maturity at the end of the third year after issue. The bonds decreased by euro 536 million in September 2002 due to of the purchase of own bonds by Telecom Italia Finance S.A. which were subsequently cancelled, and the bonds are currently equal to euro 1,964 million;

•	zero-coupon bonds 2002-2004 issued by Olivetti Finance N.V. for euro 385 million maturing in March 2004. The bonds are convertible into 136,656,060 newly issued Telecom Italia ordinary shares (exercise price of euro 2.8174 per share), with the right of the issuer to pay off the amount due in cash;

•	bonds 2000-2005 issued by Olivetti Finance N.V. for euro 708 million, redeemable in new Telecom Italia ordinary shares, with the right of the issuer to pay off the amount due in cash, at an annual fixed-rate coupon of 1% and a premium on redemption of 113.41% of the issue price, maturing in November 2005. Those bonds, which, accordingly, result in a total liability of euro 803 million, are convertible into 153,584,699 shares (exercise price of approximately euro 4.61 per share). The annual yield upon maturity is 3.5% and the conversion will be at a rate of 216.825865 newly issued Telecom Italia shares for each euro 1,000 bond held;

Currency	Amount	Coupon	Underlying shares	Issue date	Maturity date	Issue price(%)
	(in millions)
Convertible bonds issued by Telecom Italia S.p.A.

Euro	1,331	1.50%	TI S.p.A.	3/9/01	1/1/04	100

Euro	2,829	1.50%	TI S.p.A.	11/23//01	1/1/10	100

Convertible bonds issued by Telecom Italia Finance S.A.and guaranteed by Telecom Italia S.p.A.

Euro	1,964	1.00%	TIM /TI Media	3/15/01	3/15/06	100

Convertible bonds issued by Olivetti Finance N. V. and guaranteed by Telecom Italia S.p.A.

Euro	385	0.00%	TI S.p.A.	9/20/02	3/19/04	100

Euro	803	1.00%	TI S.p.A.	11/3/00	11/3/05	100

Total	7,312

Financial covenants / other covenant / other features

Securities summarized here do not contain either financial covenants or clauses that would force the early redemption of the notes in relation to events other than the solvency of Telecom Italia Group.

For example, there are no clauses that would cause the redemption of the notes if the ratings are downgraded to below the stated thresholds. The guarantees provided by Telecom Italia S.p.A. on the notes issued by the foreign subsidiaries are all full and unconditional.

None of the notes summarized here carry any other interest rate structures or structural complexities.

Since these transactions have principally been placed with institutional investors on major world capital markets (Euromarket and U.S.A.), the terms which regulate the notes are in line with the market practice for similar transactions effected on these same markets.

2003 ANNUAL REPORT	226

Due to banks

Due to banks, totaling euro 2,460 million (euro 5,776 million at December 31, 2002), were secured by collateral of euro 149 million, mainly referring to Maxitel. TIM International also pledged Digitel shares to guarantee a credit facility granted to Digitel in 2002.

Due to other lenders

Due to other lenders, totaling euro 1,012 million, decreased by euro 958 million compared to December 31, 2002. This caption refers mainly to payables by:

•	Telecom Italia, for euro 782 million, mainly to hedge loans made by subsidiaries (euro 291 million), short-term loans made by TI Securitization Vehicle S.r.l. from excess liquid resources generated by securitization transactions (euro 233 million) and loans made by Cassa Depositi e Prestiti (euro 213 million) ;

•	TI Finance (originally Olivetti International Finance N.V.), (euro 148 million) for the loan due October 29, 2029 made by a Japanese investor and originally set up in the form of bonds. Telecom Italia put into place a CCIRS on this loan to cancel the Japanese yen/euro exchange and interest rate risk, after which the debt is equal to euro 174 million.

Advances

Advances, totaling euro 141 million, decreased by euro 129 million compared to December 31, 2002. The reduction is mainly due to the conclusion of the contract with the consortium Telcal for the Calabria Telematic Plan (euro 103 million) following testing that was passed by the pertinent commission on the activities carried out up to December 31, 2002.

Trade accounts payable

Trade accounts payable amounted to euro 5,857 million, and increased by euro 187 million from December 31, 2002. The increase is mostly due to higher debt of the Parent Company, the Mobile Business Unit and the Information Technology Group Operating Activity which was offset by the change in the scope of consolidation following the deconsolidation of Nuova Seat Pagine Gialle.

This item also included euro 573 million of amounts due to other telecommunications operators. Furthermore, the Tim group pledged Maxitel shares to guarantee the supply contract between Maxitel and Ericsson.

Notes payable

Notes payable at December 31, 2002 were nil following the reimbursement by Seat Pagine Gialle on June 30, 2003 of investment certificates underwritten by Seat Pagine Gialle Finance S.r.l. under Law 130/99 on securitization.

Accounts payable to unconsolidated subsidiaries

Accounts payable to unconsolidated subsidiaries amounted to euro 18 million and increased by euro 2 million from December 31, 2002. The balance included financial payables of euro 9 million and trade accounts payable and other payables of euro 9 million.

Accounts payable to affiliated companies

Accounts payable to affiliated companies, totaling euro 170 million, decreased by euro 479 million compared to December 31, 2002. The reduction is mainly due to the early closing, in January 2003, of certain finance lease contracts with Teleleasing.

They included financial payables for euro 33 million (euro 26 million due to Teleleasing) and trade accounts payable and other payables for euro 137 million including payables due to the Italtel group (euro 54 million), Siemens Informatica (euro 23 million) and Mirror (euro 24 million) for share capital.

Taxes payable

Taxes payable amounted to euro 1,476 million and increased by euro 549 million compared to December 31, 2002 mainly due to VAT payable. Taxes payable included euro 824 million of income taxes payable, euro 594 million for indirect taxes and withholdings withheld by the companies as substitute taxpayers, in addition to euro 58 million of financial liabilities relating both to the residual liability for the agreement reached with the Tax Administration over the assessments received in 2001 by Telecom Italia and to the residual liability deriving from the tax amnesty requested under Law No. 289 dated December 27, 2002.

Contributions to pensions and social security institutions

Contributions to pensions and social security institutions totaled euro 1,514 million and increased by euro 155 million compared to December 31, 2002; they referred to amounts owed to social security and health institutions. This item included euro 1,338 million payable to INPS for the remaining balance of employee benefit obligations estimated pursuant to Law No. 58/1992, of which euro 536 million was assessed for employees of the former Iritel and euro 802 million for the other employees of the Telecom Italia Group.

2003 ANNUAL REPORT	227

Other liabilities

Other liabilities, of euro 3,294 million, decreased by euro 1,266 million compared to December 31, 2002. A breakdown is provided below:

•	financial items payable totaled euro 519 million (euro 372 million at December 31, 2002), of which euro 300 million related to the securities lending transaction carried out by Olivetti Finance and euro 83 million was for the residual liabilities of the Mobile BU on the UMTS licenses acquired in Greece and the GSM license in Brazil;

•	sundry liabilities totaled euro 2,775 million (euro 4,188 million at December 31, 2002). Details were as follows:

(in millions of euro)	12/31/2003	12/31/2002
Customer-related items	1,672	1,604
Employee-related items	826	720
Telecommunications license fee	24	1,394
Other recurring and miscellaneous items (contra-entries for accrued costs, accrued interest expense at December 31 and payable the following period, sundry payables, etc.)	253	470

Total	2,775	4,188

In particular, customer-related items consisted of deposits paid by customers and pre-billed basic subscriber charges, as well as prepaid traffic. The liabilities for the telecommunications license fee decreased significantly due to euro 1,353 million released and recorded in extraordinary income for the TLC license fee liabilities recorded in the year 2000, 2001 and 2002 which are no longer payable as a result of the verdict handed down by the European Court of Justice, which declared the measure introduced in national law by art. 20 of Law 488/1998 in conflict with Community law. It should also be mentioned that, instead, in anticipation of the final decision by the administrative judge and the successive executive activities, the TLC fee paid for the year 1999 of euro 546 million by Telecom Italia and TIM was not posted to income

ACCRUED EXPENSES AND DEFERRED INCOME	euro 2,386 million

(euro 2,327 million at December 31, 2002)

A breakdown of accrued expenses and deferred income, which increased by euro 59 million, is provided below:

(in millions of euro)	12/31/2003	12/31/2002
Issue premiums	39	37
Accrued expenses:
• production costs	15	24
• financial expense	1,279	1,110
• other charges	33	34

	1,327	1,168

Deferred income:
• capital grants (unavailable amount)	263	325
• other costs relating to production value	510	526
• financial income	12	10
• other	235	261
	1,020	1,122

Accrued expenses and deferred income	2,347	2,290

Total	2,386	2,327

An analysis of liabilities and accrued expenses by maturity and type is provided in Annex 2.

2003 ANNUAL REPORT	228

MEMORANDUM ACCOUNTS

Memorandum accounts at December 31, 2003 totaled euro 1,582 million and decreased, compared to December 31, 2002, by euro 2,973 million.

Memorandum accounts are detailed as follows:

(in millions of euro)	12/31/2003	12/31/2002
Guarantees provided	1,155	1,227
Collateral provided	114	111
Purchases and sales commitments	208	3,124
Other	105	93

Total	1,582	4,555

GUARANTEES PROVIDED

Guarantees provided, net of counter-guarantees received of euro 476 million, totaled euro 1,155 million and mainly consisted of sureties provided by Telecom Italia and TIM on behalf of affiliated companies (of which euro 672 million was in the interests of Aria-Is Tim), set aside in the reserves for risks and charges and on behalf of others for medium/long-term loan transactions and guarantees on bids to acquire phone licenses abroad.

COLLATERAL PROVIDED

Collateral provided of euro 114 million referred mainly to the Is Tim shares pledged as guarantees by TIM International for the performance of the obligations covered by the supply contracts signed by Is TIM with Ericsson and Siemens.

PURCHASES AND SALES COMMITMENTS

Purchases and sales commitments at the end of the year, respectively, of euro 184 million and euro 24 million, referred to commitments that have yet been executed which do not fall within the normal “operating cycle” of the individual consolidated companies.

In particular, the purchases commitments refer to:

•	commitment by Telecom Italia (euro 72 million) to purchase the leased buildings from Fintecna;

•	commitment by Telecom Italia International (euro 32 million) to cover the residual debt of Etecsa Cuba for the payment of the new license to the Cuban government by subscribing to its share of the capital increases;

•	future operating lease obligations including the purchase option price (euro 20 million, of which euro 5 million refers to Teleleasing).

Furthermore, there are commitments to purchase the stakes held by the minority shareholders (equal to 49% of the companies) of Mediterranean Nautilus Ltd and Med-1 Submarine Cables Ltd based on the market value of the companies.

OTHER MEMORANDUM ACCOUNTS

Other memorandum accounts of euro 105 million referred mainly to third-party assets held by the individual consolidated companies, principally those in the information technology sector and the Tecnost group.

Furthermore:

•	the consolidated companies of the Group issued weak letters of patronage totaling euro 197 million chiefly on behalf of affiliated companies to guarantee insurance polices, lines of credit and overdraft arrangements;

2003 ANNUAL REPORT	229

•	assets held by third parties on loan, on deposit for safekeeping or for similar purposes amounted to euro 210 million and consisted mainly of equipment leased to customers;

•	collateral received amounted to euro 5 million;

•	guarantees received amounted to euro 184 million, mainly for guarantees received by TIM (euro 153 million) and referring to supply contracts;

•	guarantees provided by others for obligations of Group companies, which consisted primarily of sureties to guarantee the proper performance of non-financial contractual obligations, totaled euro 729 million, of which euro 404 million referred to the Parent Company. They also comprised euro 212 million related to the surety policy issued by Fondiaria Assicurazioni S.p.A. in the interest of Agrisian on behalf MIPAF - Ministry of Agriculture and Forest Policies;

•	the value of the shares of employees and private shareholders deposited on December 31, 2003 at the companies of the Group amounted to approximately euro 74 million;

•	the total amount of Telecom Italia commitments at December 31, 2003 for building lease obligations to be paid to IMSER 60, Tiglio l,Tiglio II and FMP Italy 1 (former Ireos) on contracts for a period of 9 to 21 years, was euro 3,989 million.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are used by the Telecom Italia Group to manage its exposure to foreign exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within prefixed operational limits.

Derivative financial instruments at December 31, 2003 are principally used by the Group for the management of its debt positions. They include interest rate swaps (IRS) and interest rate options (IRO) to reduce interest rate exposure on fixed-rate and floating-rate bank loans and bonds and cross currency and interest rate swaps (CCIRS) and currency forwards to convert loans secured in different foreign currencies to the functional currencies of the various companies of the Group.

IRSs and IROs involve or can involve, at specified maturity dates, the exchange of flows of interest calculated on the notional amount at the agreed fixed or floating rates, with the counterparts.

The same also applies to CCIRSs which, in addition to the settlement of periodic interest flows, can involve the exchange of principal, in the respective currencies of denomination, at maturity and eventually at another date.

Foreign exchange risk

At December 31, 2003, the Telecom Italia Group companies had forward foreign exchange contracts and options outstanding for the purchase and sale of foreign currency at specified exchange rates for an equivalent amount of euro 1,231 million, of which:

EUROPEAN COMPANIES

Description	Equivalent notional amount in millions of euro
Transactions finalized by Olivetti International S.A.	294
Transactions finalized by Olivetti Finance N.V. (on bonds of Japanese yen 20 billion 2002/2032)	162
Transactions finalized by Telecom Italia Finance S.A.	190
Transactions finalized by Telecom Italia S.p.A.	241
Transactions finalized by TIM S.p.A.	7

Totale European companies	894

LATIN AMERICAN COMPANIES

Description	Equivalent notional amount in millions of euro
Current forward transactions finalized by Entel Chile S.A.	279
Current forward transactions finalized by TIM Perù S.A.C.	58

Total Latin American companies	337

Given the limited core of the currency market on Latin American currencies, the contracts are often carried out for short-terms and then renewed each time for successive maturity dates.

2003 ANNUAL REPORT	230

■ Interest rate risk

At December 31, 2003, the Telecom Italia Group companies had contracts relating to financial liabilities recorded in the financial statements, for total principal equal to an equivalent amount of euro 13,546 million. Details by European companies and Latin American companies are the following:

EUROPEAN COUNTRIES

Description	Equivalent notional amount in millions of euro
Floating to fixed IRS transactions finalized by Telecom Italia S.p.A.	13
Floating to floating IRS transactions finalized by Telecom Italia S.p.A.	322
CCIRS transactions finalized by Telecom Italia S.p.A.	3,810	(*)
IRS transactions with cap structures maturing February 2009 by Olivetti International S.A. and Olivetti Finance N.V. on bonds of euro 1,500 million (1999-2009) carried by Telecom Italia Finance S.A., originally issued by Olivetti International N.V.	1,250
IRS transactions maturing June 2046 effected by Olivetti International S.A. on bonds of Swiss francs 100 million (1986-2046) carried by Telecom Italia Finance S.A., originally issued by Olivetti International N.V.	64
IRS transactions (with cap and floor structures) effected by Olivetti Finance N.V. maturing July 2009 on Olivetti Finance N.V. bonds of euro 2,350 million, originally issued by Olivetti International Finance N.V. (1999-2009)	2,000
IRS transactions (with cap and floor structures) effected by Olivetti Finance N.V. maturing July 2004 on Olivetti Finance N.V. bonds of euro 4,200 million, originally issued by Olivetti International Finance N.V. (1999-2004)	2,200
IRS transactions effected by Olivetti Finance N.V. maturing March 2005 on bonds of euro 500 million issued by Olivetti Finance N.V. (2002-2005)	500
IRS transactions (with cap and floor structures) effected by Olivetti Finance N.V. maturing January 2006 on bonds of euro 1,100 million issued by Olivetti Finance N.V. (2002-2006)	1,100
IRS transactions effected by Olivetti Finance N.V. maturing April 2007 on bonds of euro 1,750 million issued by Olivetti Finance N.V. (2002-2007)	1,300
IRS transactions effected by Olivetti Finance N.V. maturing January 2008 on bonds of euro 1,750 million issued by Olivetti Finance N.V. (2003-2008)	250
IRS transactions effected by Olivetti Finance N.V. maturing April 2012 on bonds of euro 1,000 million issued by Olivetti Finance N.V. (2002-2012)	500

Total European countries	13,309

(*)	The protection structure is conditional on the loans being maintained performing by Telecom Italia S.p.A. for euro 323 million.

The relative transactions are analyzed below, in addition to transactions that are largely terminated (because of certainty of all the remaining financial flows), but not yet matured:

•	The floating to fixed IRS transactions (4.68%) finalized by Telecom Italia S.p.A. for a notional amount of euro 13 million refer to EIB loans at floating rates.

•	The floating to floating IRS transactions finalized by Telecom Italia S.p.A. for a notional amount of euro 322 million refer to indexed loans at domestic parameters (Rendint, Rolint, Robot) with conversion to the 6-month Euribor.

•	CCIRS transactions finalized by Telecom Italia S.p.A. and amounting to euro 3,810 million refer to:

•	for euro 3,409 million with reference to the floating rate intragroup loan in U.S. dollars, received from the subsidiary Telecom Italia Capital S.A. following the bonds issued in October 2003 for a total amount of US$ 4,000 million, with conversion of the loan to:

•	quarterly floating rate in euro maturing November 2008 for euro 851 million;

•	semiannual average 5.04% fixed rate in euro maturing November 2013 for euro 1,709 million, of which euro 470 million through two distinct and linked transactions;

•	semiannual 5.99% fixed rate in euro maturing November 2033 for euro 849 million.

Lastly, with regard to the bond issue of US$ 4,000 million (euro 3,168 million at the euro/U.S. dollars exchange rate at December 31, 2003), Telecom Italia Capital S.A. put IRS contracts into place to convert the semiannual fixed rate coupon interest of 4% on US$ 1,000 million maturing November 2008, of 5.25% on US$ 2,000 million maturing November 2013, of 6.375% on US$ 1,000 million maturing November 2033 to quarterly floating interest rates in U.S. dollars.

•	for euro 174 million, with reference to the “Dual Currency” loan with a notional principal of Japanese yen 20 billion and a 5% fixed interest rate with a step-up of +0.45% in U.S. dollars maturing October 2029, originally received by Olivetti International Finance N.V., now carried by Telecom Italia Finance S.A., the following was put into place:

•	by Olivetti Finance N.V., an IRS in which Olivetti Finance N.V. converts the 5% fixed rate in U.S. dollars to the 6-month Libor in Japanese yen.

2003 ANNUAL REPORT	231

•	by Telecom Italia S.p.A., a CCIRS in which Telecom Italia S.p.A., with regard to the infragroup loan in Japanese yen, receives 6-month Libor in Japanese yen and pays 6-month Euribor. This protection structure is conditional on the loan being maintained performing by Telecom Italia S.p.A..

•	by Telecom Italia S.p.A., an IRS with the conversion of the semiannual floating rate in euro to a 6.13% fixed rate up to October 2004 and after that to an annual 6.68% fixed rate (or a semiannual floating rate in euro as elected by the counterpart) up to maturity.

•	for euro 148 million, with reference to the bonds 2002/2032 in Japanese yen 20 billion (at the December 31, 2003 exchange rate) with a 3.55% fixed rate coupon maturing May 2032 issued by Olivetti Finance N.V., the following was put into place:

•	by Olivetti Finance N.V., an IRS contract in which Olivetti Finance N.V. receives the semiannual coupon of 3.55% in Japanese yen and pays a semiannual 2.37% fixed rate in Japanese yen up to 2012 and after that a semiannual floating rate in Japanese yen;

•	by Olivetti Finance N.V., a CCIRS contract for euro 171 million in which Olivetti Finance N.V. receives 6-month Euribor and pays 6-month Libor in Japanese yen;

•	by Telecom Italia S.p.A., a CCIRS contract for euro 171 million on a floating rate infragroup loan in Japanese yen in which Telecom Italia S.p.A. receives 6-month Libor in Japanese yen and pays 6-month Euribor. This protection structure is conditional on the loan being maintained performing by Telecom Italia S.p.A.;

•	for the remaining euro 79 million, there is a CCIRS linked to an EIB loan in British pounds with conversion to a floating rate in euro.

•	On the bonds 1999/2009 of euro 1,500 million at a 5% fixed rate with a step-up of +0.15% (the coupon is equal to 5.30% in the period between May 26, 2003 and February 9, 2004) maturing February 2009, carried by Telecom Italia Finance S.A., originally issued by Olivetti International N.V., the companies Olivetti International S.A. and Olivetti Finance N.V. put into place the following transactions:

•	an IRS for euro 500 million with conversion of the annual 5% fixed rate to a semiannual 4.75% fixed rate up to February 2004 and after that to 4.71% with the additional sale of a cap at 7.10% on the 6-month Libor in U.S. dollars effective from August 2007;

•	IRSs for euro 500 million with conversion of the annual fixed rate to a quarterly 2.65% fixed rate. Starting February 2006, the receipt of the annual 5% fixed rate is conditional on the 5-year swap rate in euro not being below the 1-year swap rate in euro; starting February 2005, the quarterly fixed rate (2.65%) can be replaced by the 3-month Libor in U.S. dollars set in arrears whenever the latter exceeds 7%;

•	IRSs for euro 250 million with conversion of the annual 5% fixed rate to a semiannual 4.33% fixed rate up to February 2004 and after that at 4.08% or at the floating rate indexed to the 3-month Libor in British pounds whenever the latter exceeds 7%; the receipt of the annual 5% fixed rate is applicable as long as the 5-year swap rates in U.S. dollars remain below the 5-year swap rates in British pounds plus 1%.

•	On the bonds 1986/2046 of French francs 100 million (equal to euro 64 million) at a 5.625% fixed rate maturing June 2046 carried by Telecom Italia Finance S.A., originally issued by Olivetti International N.V., the company Olivetti International S.A. put an IRS contract into place with the same amount and maturity date by which the annual fixed rate was converted to a semiannual floating rate in Swiss francs.

•	On the bonds 1999/2009 of euro 2,350 million at an annual 6.125% fixed rate with a step-up of +0.45% carried by Olivetti Finance N.V., originally issued by Olivetti International Finance N.V., the company Olivetti Finance N.V. put IRS contracts into place with the same amount and same maturity (for a total of euro 2,000 million) dates by which the annual fixed rate was converted as described below:

a)	to a semiannual 2.79% fixed rate up to January 2004 and after that to a semiannual 5.73% fixed rate for euro 1,000 million with the following additional transactions with reference to the 6-month Libor in U.S. dollars set in arrears:

•	sale of a cap at 7.75% starting July 2007;

•	sale of a floor at 3.25% starting July 2007;

b)	to a semiannual 3.96% fixed rate up to January 2004 and after that to a semiannual floating rate set in arrears indexed to the two-year swap rate in euro for euro 750 million with the following additional transactions:

•	purchase of a cap at 5.29% on the same two-year swap rate in euro set in arrears semiannually;

•	sale of a cap at 7.75% on the two-year swap rate in U.S. dollars set in arrears semiannually starting July 2005;

•	sale of a floor with an annual rising rate from 3.25% to 4.25% on the two-year swap rate in euro set in arrears semiannually starting July 2004;

c)	to a semiannual 5.64% fixed rate up to January 2004 for 250 million and after that at a semiannual floating rate set in arrears indexed to the 6-month Euribor floating rate (with receipt of the annual fixed rate whenever the 5-year swap rate in euro is higher than the 1-year swap rate in euro), with the following additional contracts starting January 2004:

•	purchase of a cap on the semiannual rate in euro at 4.15%

•	sale of a cap on the semiannual rate in U.S. dollars at 7.70%;

•	sale of a floor on the semiannual rate in euro with an annual rising rate from 2.5% to 3.5%.

2003 ANNUAL REPORT	232

•	on the bonds 1999/2004 of euro 4,200 million at an annual 5.375% fixed rate with a step-up of +0.45% carried by Olivetti Finance N.V., (originally issued by Olivetti International Finance N.V.), maturing July 2004, the company Olivetti Finance N.V. put into place the following contracts for a total of euro 2,200 million:

•	for euro 500 million with conversion of the annual fixed rate to a semiannual 3.85% fixed rate up to January 2004 and after that to a two-year floating rate in euro set in arrears;

•	for euro 1,000 million with conversion of the annual fixed rate to a semiannual 5.36% fixed rate up to January 2004 and after that to a semiannual floating rate set in arrears indexed to the two-year swap rate in euro;

•	for euro 500 million with conversion of the annual fixed rate to the 3-month Euribor set in arrears and with the sale of a floor for euro 450 million at 3.25%;

•	for euro 200 million with conversion of the annual fixed rate to a semiannual 4.98% fixed rate up to January 2004 and after that to a semiannual floating rate set in arrears indexed to the two-year swap rate in U.S. dollars.

•	on the bonds 2002/2005 of euro 500 million at a quarterly floating rate issued by Olivetti Finance N.V. maturing March 2005, the company Olivetti Finance N.V. put into place:

•	IRS contracts for euro 500 million, on which Olivetti Finance N.V. receives a quarterly floating rate in euro and pays a quarterly 4.36% fixed rate;

•	an IRS contract for euro 500 million on which it receives a quarterly 4.36% fixed rate and pays a 3.53% fixed rate up to March 2004 and after that the floating rate indexed to the two-year swap rate in U.S. dollars set in arrears;

•	on the bonds 2002/2006 of euro 1,100 million at the quarterly floating rate issued by Olivetti Finance N.V. maturing January 2006, the company Olivetti Finance N.V. put IRS contracts into place for euro 1,100 million with the same maturity with which the 3-month Euribor floating rate was converted:

a)	for euro 200 million, to the higher of the 12-month interest rate in U.S. dollars or the one year Euribor set in arrears and starting January 2004;

b)	for euro 600 million, to indexing at the semiannual rate in U.S. dollars set in arrears, with the following additional contracts:

•	purchase of a digital cap which can be made when the semiannual rate in U.S. dollars set in arrears is higher than 3.75%;

•	sale of a cap at 4.25% on the semiannual rate in U.S. dollars set in arrears;

•	sale of a floor on the semiannual rate in U.S. dollars set in arrears and with annual rising interest rates;

c)	for euro 300 million, to a 2.87% fixed rate starting January 2004;

•	on the bonds 2002/2007 of euro 1,750 million with a 6.50% fixed rate coupon issued by Olivetti Finance N.V. maturing April 2007, the company Olivetti Finance N.V. put IRS contracts into place for euro 1,300 million with the same maturity dates and by which the annual fixed rate was converted:

•	for euro 350 million, to a semiannual 5.57% fixed rate up to April 2004, 5.62% up to October 2004 and after that to a floating rate set in arrears semiannually on the rate in U.S. dollars with receipt of the annual 6.50% fixed rate as long as the 10-year swap rate in U.S. dollars remains higher than 3.50%:

•	for euro 500 million, to the semiannual 5.19% fixed rate up to April 2004 and after that with indexing at the higher of the rate in U.S. dollars and the 6-month Euribor set in arrears;

•	for euro 450 million, to the quarterly 5.78% fixed rate up to January 2004 and 5.86% up to July 2004 and after that to the 3-month Euribor set in advance.

•	On the bonds 2003/2008 of euro 1,750 million with a 5.875% fixed rate coupon issued by Olivetti Finance N.V. maturing January 2008, the company Olivetti Finance N.V. put IRS contracts into place for euro 250 million with conversion of the annual fixed rate to the floating rate indexed semiannually at the lower of the annual rate in Swiss francs and the one year Euribor set in arrears through two distinct and linked transactions for euro 250 million each.

•	On the bonds 2002/2012 of euro 1,000 million with a 7.25% fixed rate issued by Olivetti Finance N.V. maturing April 2012, the company Olivetti Finance N.V. put IRS contracts (for a total of euro 500 million) into place with the same maturity dates with which the annual fixed rate was converted using the following structures (the receipt of the annual fixed rate is conditional upon the fact that the 10-year swap rate in euro remains higher than the two-year swap rate):

•	for euro 400 million, to the quarterly 6.06% fixed rate up to maturity;

•	for euro 100 million, to the 5.49% fixed rate or starting April 2006 to a quarterly floating rate in U.S. dollars should the latter exceed 8%.

2003 ANNUAL REPORT	233

LATIN AMERICAN COUNTRIES

Description	Equivalent notional amount in millions of euro
CCIRS transactions finalized by Tele Celular Sul Participaçoes S.A.	11
CCIRS transactions finalized by Tele Nordeste Celular Participaçoes. S.A.	17
CCIRS transactions finalized by TIM Celular S.A.	8
CCIRS transactions finalized by Maxitel S.A.	34
IRS transactions finalized by Entel Chile S.A.	107
IRO transactions finalized by Entel Chile S.A.	60

Total Latin American companies	237

In addition to the derivative financial instruments managing indebtedness, at December 31, 2003, the Luxembourg subsidiary Telecom Italia Finance, the Dutch subsidiary Olivetti Finance and the Luxembourg subsidiary Olivetti International S.A. put IRSs and Currency Forwards into place on financial assets for approximately euro 635 million.

Consistent with the accounting principles disclosed previously, the negative difference, if any, on the valuation of the above detailed derivative financial instruments at fair value, was recognized in the statement of income under financial expenses.

2003 ANNUAL REPORT	234

CONSOLIDATED STATEMENTS OF INCOME

PRODUCTION VALUE	euro 31,926 million
(euro 32,537 million in 2002)

Production value, which decreased by euro 611 million (-1.9% compared to 2002), included the captions below.

Sales and service revenues

Sales and service revenues amounted to euro 30,850 million and decreased by euro 558 million (compared to 2002 – 1.8%). The decrease was due to the reduction in the revenues of Olivetti Tecnost (euro 259 million), the change in the scope of consolidation mainly as a consequence of the deconsolidation of 9Telecom group and the Telespazio group in the second half of 2002 (euro 257 million) and the reduction of the revenues of the Internet and Media Business Unit (euro 694 million), substantially on account of the spin-off and sale of Nuova Seat Pagine Gialle, effective August 1, 2003. Also contributing to the decrease were the reduction in the revenues of the South America Business Unit (euro 283 million), principally on account of the negative foreign exchange effect, and the business units operating in the Information Technology sector (euro 44 million), which were offset by the positive performance of the mobile and wireline telephone services (euro 1,084 million).

A breakdown of revenues by Business Unit is presented below:

(in millions of euro)	Wireline	Mobile	South America	Internet and Media	IT Market	IT Group	Olivetti- Tecnost	Sub- total	Other activities and Intra - group eliminat.	Consolidated Group revenues
Third parties	15,364	11,562	1,104	1,122	804	41	637	30,634	216	30,850
Intragroup	1,852	220	22	175	87	1,059	18	3,433	(3,433)	—

2003	17,216	11,782	1,126	1,297	891	1,100	655	34,067	(3,217)	30,850

Third parties	15,112	10,595	1,369	1,900	926	59	906	30,867	541	31,408
Intragroup	1,935	272	40	91	113	937	8	3,396	(3,396)	—

2002	17,047	10,867	1,409	1,991	1,039	996	914	34,263	(2,855)	31,408

Revenues from telecommunications services are shown gross of the amount due to other operators of euro 4,534 million (euro 4,159 million in 2002).

Revenues from foreign operations totaled euro 6,043 million (euro 6,379 million in 2002) and decreased mainly as a result of the weakness of the currencies of the South American countries against the euro, as well as the change in the scope of consolidation.

Increases in capitalized internal construction costs

Increases in capitalized internal construction costs totaled euro 805 million, with an increase of euro 130 million compared to 2002. They can be analyzed as follows:

(in millions of euro)		2003		2002	Change
Intragroup revenues from sales of software and equipment		725		643	82
- personnel	65		19
- financial expenses	1		1
- materials and other costs	14		12
		80		32	48

Total		805		675	130

The financial expenses were charged to “construction in progress and advances to suppliers” under fixed assets.

2003 ANNUAL REPORT	235

Other revenue and income

Other revenue and income amounted to euro 345 million (euro 504 million in 2002) and included the following:

(in millions of euro)	2003	2002	Change
- operating grants	14	20	(6)
- gains on disposal of intangibles and fixed assets	11	6	5
- portion of capital grants recorded in income	64	65	(1)
- other income	256	413	(157)

Total	345	504	(159)

In particular:

•	operating grants, for the most part, referred to the amounts bestowed by public institutions to defray the costs incurred for research, development and technological innovation;

•	the portion of capital grants recorded in income represents the portion that became available during the year;

•	other income from normal operations mainly included charges to customers by the telecommunications services companies for the late payment of telephone bills (euro 91 million compared to euro 106 million in 2002).

PRODUCTION COSTS	euro 25,137 million

(euro 26,479 million in 2002)

Production costs, which decreased by euro 1,342 million compared to 2002 (-5.1% compared to 2002), included the following captions.

Raw materials, supplies and merchandise

Raw materials, supplies and merchandise amounted to euro 1,973 million (euro 2,115 million in 2002) and semifinished and finished goods amounted to euro 108 million (euro 200 million in 2002). These costs, which principally represented purchases of raw materials and other goods to be used in operations, decreased by a total of euro 234 million.

Services

Service costs totaled euro 9,684 million (euro 9,407 million in 2002) and the cost for the use of property not owned amounted to euro 1,156 million (euro 1,166 million in 2002). Overall, these two items increased by euro 267 million, despite the positive impact of the cancellation of the government TLC license fee (euro 355 million in 2002), mainly due to higher costs for the operation and development of mobile telecommunications services (euro 484 million).

Personnel costs

Personnel costs amounted to euro 4,303 million (euro 4,737 million in 2002), including euro 3,002 million relating to companies which provide telecommunications services. The decrease from 2002 is due to the reduction in the employees of Telecom Italia, the Olivetti Tecnost Business Unit, owing to the sale of the Olivetti Tecnost de Mexico business segment, and the change in the scope of consolidation due to the deconsolidation of Nuova Seat Pagine Gialle, the sale of Tess, the Netikos group and other minor companies, the spin-off of the Logistics business of Wireline, the Facility business of Olivetti Multiservice, the Desktop Management and Corporate Solution businesses and the entry of Hansenet, Tm News and Top Services.

At December 31, 2003, employees of the Group numbered 93,187 (106,620 at December 31, 2002), a decrease of 13,433, owing to personnel turnover – 4,604 (– 4,134 in Italy and – 470 abroad) and the effect of the change in the scope of consolidation (– 8,829). A breakdown of employees by business segment is presented as follows:

	12/31/2003	12/31/2002	Change
Wireline	50,766	53,935	(3,169)
Mobile	18,888	18,702	186
South America	5,049	5,461	(412)
Internet and Media	2,029	7,715	(5,686)
IT Market	4,827	5,506	(679)
IT Group	4,107	5,039	(932)
Olivetti-Tecnost	2,395	4,527	(2,132)
Other activities	5,126	5,735	(609)

Total	93,187	106,620	(13,433)

2003 ANNUAL REPORT	236

The breakdown of employees by geographical areas is as follows:

	Executives	Middle management	Clerical staff	Technicians	12/31/2003
Italy	1,727	4,847	70,089	1,406	78,069
Rest of Europe	44	319	1,930	1	2,294
North, Central and South America	169	762	11,797	45	12,773
Australia, Africa and Asia	5	23	23	—	51

Total	1,945	5,951	83,839	1,452	93,187

The equivalent average number of salaried employees was 95,804 in 2003 (107,079 in 2002).

A breakdown by category follows:

	2003	2002
Executives	2,156	2,417
Middle management	6,210	6,954
Clerical staff	83,035	87,377
Technicians	4,403	10,331

Total	95,804	107,079

Amortization, depreciation and writedowns

Amortization, depreciation and writedowns, which amounted to euro 7,256 million (euro 7,831 million in 2002), decreased by euro 575 million. Details are as follows:

•	the amortization of intangible assets, which amounted to euro 3,109 million (euro 3,419 million in 2002), decreased by euro 310 million. This reduction was mainly attributable to lower amortization following the writedowns of differences on consolidation made during the last few years and particularly that relating to Seat Pagine Gialle and the sale of Nuova Seat Pagine Gialle (euro 304 million in total), which took place in 2002, the extension of the useful life of the original differences on consolidation on the merged company (euro 227 million) and countered by higher amortization of the differences on consolidation deriving from the tender offer of Olivetti on the merged company (Euro 228 million) and the reclassification of the shares of the merged company previously carried in current assets (euro 12 million). As far as the amortization of other intangibles is concerned, the calculation of the amortization charge from the time asset comes into use instead of from the start of the year, for certain categories of assets, led to a reduction in the amortization charge of approximately euro 270 million and was offset by higher additions during the year.

•	The depreciation of fixed assets, which totaled euro 3,670 million euro 3,808 million in 2002, decreased by euro 138 million. A breakdown of depreciation expense by asset category is provided below:

(in millions of euro)	2003	2002	Change
Non-industrial and industrial buildings	121	155	(34)
Plant and machinery	3,255	3,336	(81)
Manufacturing and distribution equipment	31	38	(7)
Other fixed assets	263	279	(16)

Total	3,670	3,808	(138)

•	other writedowns of intangibles and fixed assets totaled euro 6 million (euro 58 million in 2002, of which euro 18 million referred to the writeoff of IRU);

•	writedowns of receivables included in current assets and liquid assets, which amounted to euro 471 million (euro 546 million in 2002), decreased by euro 75 million. The writedowns refer to the adjustment made to bring receivables in line with estimated realizable value, especially with reference to Telecom Italia (euro 199 million), Tim (euro 66 million) and Telecom Italia Sparkle (euro 38 million).

Provisions for risks and other provisions

Provisions for risks and other provisions totaled euro 94 million (euro 171 million in 2002) and consisted of provisions made during the year to the reserves for contractual risks and other risks and the reserve for pending litigation. The reduction from 2002 is principally in reference to Telecom Italia (euro 29 million) for the cancellation of the TLC license fee, to TIM (euro 23 million) for lower provisions to the reserve for expenses connected with the regulatory framework and Stet Hellas (euro 17 million) for lower provisions regarding pending litigation.

2003 ANNUAL REPORT	237

Miscellaneous operating costs

Miscellaneous operating costs amounted to euro 523 million compared to euro 840 million in 2002. They referred to the following:

(in millions of euro)	2003	2002	Change
TLC license fee	62	431	(369)
Losses on disposal of intangibles and fixed assets	18	36	(18)
Expenses connected with receivables management	91	60	31
Indirect duties and annual taxes, including the local property tax (I.C.I.)	128	123	5
Association due and membership fees and other costs	224	190	34

Total	523	840	(317)

FINANCIAL INCOME AND EXPENSE	-euro 2,154 million

(-euro 2,292 million in 2002)

Financial income and expense refers to the following items:

(in millions of euro)	2003	2002	Change
Income from equity investments, net	17	57	(40)
Other financial income	975	1,512	(537)
Interest and other financial expense	(3,146)	(3,861)	715

Total	(2,154)	(2,292)	138

Income from equity investments

Income from equity investments, net, totaled euro 17 million (euro 57 million in 2002) and mainly included dividends from unconsolidated subsidiaries, affiliated and other companies.

Other financial income

Other financial income amounted to euro 975 million (euro 1,512 million in 2002) and included the following:

(in millions of euro)		2003		2002	Change
Interest and capital gains on securities		174		238	(64)
Interest and fees from:
- unconsolidated subsidiaries	1		1
- affiliated companies	23		13
- banks	192	216	185	199	17
Foreign exchange gains		159		508	(349)
Other		426		567	(141)

Total		975		1,512	(537)

Other financial income included euro 338 million (euro 404 million in 2002) from income on derivative hedging contracts and income from the application of inflation accounting principles.

Interest and other financial expense

Interest and other financial expense amounted to euro 3,146 million (euro 3,861 million in 2002) and included the following:

(in millions of euro)		2003		2002	Change
Interest and fees paid to:
- affiliated companies	11		24
- banks	254		298
- suppliers and other lenders	56	321	168	490	(169)
Interest and other charges on note issues		1,852		1,751	101
Foreign exchange losses		186		905	(719)
Other financial expenses		787		715	72

Total		3,146		3,861	(715)

2003 ANNUAL REPORT	238

The decrease in financial expense can mainly be ascribed to the reduction in interest rates and the average debt position as well as the improvement in the exchange rates with the currencies of the South American countries.

Financial expenses also included euro 161 million of expenses related to the early exercise of the JP Morgan put option on Seat Pagine Gialle shares in August 2003, as well as the expenses of euro 98 million connected with the lines of credit granted to the merging company Olivetti to fund the share withdrawals and the tender offer.

Other financial expenses comprised euro 227 million (euro 155 million in 2002) of expenses on hedging contracts and expenses from the application of inflation accounting principles.

VALUE ADJUSTMENTS TO FINANCIAL ASSETS	- euro 110 million
(-euro 786 million in 2002)

Value adjustments to financial assets referred to:

(in millions of euro)	2003	2002	Change
Upward adjustments of:
- equity investments	65	121	(56)
- securities, other than equity investments, included in current assets	3	—	3

	68	121	(53)

Writedowns of:
- equity investments	(154)	(691)	537
- long-term investments, other than equity investments, included in current assets	(5)	(40)	35
- securities included in current assets other than equity investments	(19)	(176)	157

	(178)	(907)	729

Total	(110)	(786)	676

Value adjustments to financial assets amounted to a net expense balance of euro 110 million. They referred to:

•	amortization of goodwill arising at the time of the purchase of the equity investments in companies accounted for using the equity method, equal to euro 13 million (euro 80 million in 2002), with a reduction of euro 67 million;

•	writedowns of securities and equity investments included in current assets of euro 14 million (259 million in 2002) and long-term securities of euro 5 million (euro 40 million in 2002), with a total reduction of euro 283 million; this reduction is partly in reference to the TIM shares recorded in current assets (euro 79 million);

•	the Group’s share of the equity in the earnings and losses of the unconsolidated companies accounted for using the equity method amounted to a loss of euro 78 million (euro 407 million in 2002). The reduction of euro 329 million referred mostly to Sky Italia (former Stream) (euro 150 million) and Aria Is Tim (euro 171 million).

2003 ANNUAL REPORT	239

EXTRAORDINARY INCOME AND EXPENSE	- euro 1,083 million
(-euro 5,496 million in 2002)

Extraordinary income and expense showed a net expense balance of euro 1,083 million (-euro 5,496 million in 2002) which included euro 1,851 million of income and euro 2,934 million of expense.

Extraordinary income of euro 1,851 million comprised:

•	euro 105 million of gains on the disposals of investments, fixed assets and business segments (euro 2,553 million in 2002) and derived from the disposals of the equity investments in Auna, Bouygues Decaux Telecom, Lottomatica, Mobilkom Austria, Emsa and Telimm, business segments and buildings under the Tiglio project, Telemaco Immobiliare, Telespazio and other minor companies;

•	euro 1,465 million from the writeoff of non-existent liabilities and reserves in respect of the TLC license fee, described previously in the comments on the reduction of debt;

•	euro 281 million of prior period income and other extraordinary income referred for euro 91 million to adjustments of costs and revenues of prior periods; euro 72 million for released to income; euro 33 million for debt collection transferred in prior periods and euro 7 million for assurance indemnities. In 2002 the item amounted to euro 437 million, of which euro 131 million for prior period income arising from the recovery of accrued pre-amortization interest on expenses subject to Law 58/1992).

Extraordinary expense of euro 2,934 million comprised:

•	euro 195 million for losses on the sale of the entire stake held in Nuova SEAT after the spin-off, and euro 348 million for the writedown of the difference on consolidation of TI Media recorded on the basis of the valuations of independent experts. In 2002, the writedown of the differences on consolidation and the provision to the reserve for charges in respect of the forward commitment to purchase Seat Pagine Gialle shares negatively impacted the statement of income for euro 3,486 million;

•	euro 406 million for writedowns of differences on consolidation relating to consolidated companies (euro 195 million for Entel Cile as a result of the corporate reorganization plans, euro 132 million for Digitel Corporation, in view of the persisting difficult macroeconomic situation in which the company operates, euro 42 million for Epiclink, as a result of the process to reposition the company within the Group and euro 37 million for other minor companies. In 2002, extraordinary writedowns to differences on consolidation and provisions regarding subsidiaries and affiliated companies were made for a total of euro 2,526 million (of which euro 2,341 million related to the investment held in Aria-Is Tim Turchia and reserves for risks and charges to cover the Group’s exposure with the same affiliated company);

•	euro 139 million for provisions for risks and charges regarding equity investments of which euro 59 million relates to expenses connected with the Digitel dispute and euro 30 million to expenses to be paid to Mirror for the lower sale price on the sale of Inmarsat compared to the reference value used in 2001 at the time of the sale of the investment to Mirror by Telecom Italia;

•	euro 55 million for expenses on the settlement with Pagine Italia following the agreement which fell short with the latter for the purchase of the Pagine Utili business segment;

•	euro 118 million for expenses connected with the Olivetti/Telecom Italia merger principally in respect of fees for advisors, legal and tax consultants, technical experts and banking charges;

•	euro 74 million for expenses connected with the spin-off and sale of Nuova Seat Pagine Gialle;

•	euro 273 million (euro 494 million in 2002) of expenses and provisions for employee cutbacks and layoffs (of which euro 196 million was borne by the Parent Company; euro 379 million in 2002);

•	euro 387 million for expenses under ex Law 58/1992 to cover employees under the former “Telephone Employees Pension Fund” (FPT), of which euro 315 million refers to the recalculation of the liability following the evolution of the dispute with Inps and euro 72 million for interest relating to the current year;

•	euro 48 million for prior period taxes principally for the cost of the tax amnesty;

•	euro 192 million for the writeoff of prior years’ receivables balances, relating to the Parent Company, made necessary by the introduction of new information systems which have improved the ability to monitor such balances;

•	euro 56 million for the additional adjustment made by the Parent Company to the estimated value of unused prepaid telephone cards following the start of technical data collection procedures;

•	euro 49 million for losses arising from the settlement of adjustments on the contribution of the international wholesale business segment in 2002;

•	euro 295 million for provisions and writedowns of fixed assets and intangible assets made by the Latin American Nautilus group (euro 235 million), Telecom Italia Learning Service (euro 27 million), Epiclink (euro 15 million) and other minor companies (euro 18 million) under reorganization programs;

2003 ANNUAL REPORT	240

•	euro 33 million for damages sustained to the assets of the Group as a result of natural disasters or by third parties;

•	euro 35 million for the recognition of liabilities referring to prior years on interconnection issues, following elucidations on the part of the regulatory agencies and verifications by the operators involved;

•	euro 189 million for prior period expenses and other extraordinary expenses and euro 42 million for losses on the sale of intangibles, fixed assets and long-term investments.

INCOME TAXES	- euro 1,014 million
(- euro 2,210 million in 2002)

The increase in the income tax charge is due to the improvement in the result and, consequently, the taxable amount, despite posting of euro 1,266 million of deferred tax assets in addition to that recorded in the 2002 financial statements of Olivetti following the writedown, only for tax purposes, of the shares of the merged company and which became recoverable thanks to the merger between the two companies.

Income taxes of euro 1,014 million included current taxes for euro 1,886 million and the credit balance of deferred tax benefits of euro 872 million.

The reconciliation between the nominal tax rate of the Group, equal to 34% for the income taxes on the income for year, and the effective tax rate is presented in the following table:

(in millions of euro)		%
Income before taxes	3,442
Theoretical taxes	1,170	34%
• Posting of deferred tax assets relating to the writedown of the shares of the merged company, made in the 2002 financial statements of merging company	(1,266)	(37%)
• Losses for the period not considered recoverable	213	6%
• Losses not considered recoverable in previous periods and recovered during the year	(72)	(2%)
• Permanent differences:
- increases	313	9%
- decreases	(224)	(6%)
• Other	166	5%
	300	9%
• Irap and other taxes calculated on a basis other than taxable income	714	20%
Taxes booked to statement of income	1,014	29%

2003 ANNUAL REPORT	241

OTHER INFORMATION

Compensation to directors and statutory auditors

Total compensation to which the Directors, Statutory Auditors and General Managers of Telecom Italia pre-merger, and Olivetti and Telecom Italia post-merger, were entitled for fiscal 2003, for the posts held during the course of the year, even for just a portion of the year, and for the posts of Directors, Statutory Auditors and General Managers held in companies included in the scope of consolidation, amounted to euro 268,000 for the Directors and euro 116,000 for the Statutory Auditors.

EXCHANGE RATES USED TO TRANSLATE FOREIGN CURRENCY FINANCIAL STATEMENTS

	Year-end exchange rates (balance sheet items)			Average exchange rate for the year (statement of income items)
(currency/euro)	12/31/2003	12/31/2002	% Change	2003	2002	% Change
Europe
Romanian leu	0.000024297	0.000028462	(14.6)	0.000024297	0.000028462	(14.6)
Pound sterling	1.418842225	1.537279016	(7.7)	1.445065823	1.590356081	(9.1)
Turkish lira	0.000000573	0.000000587	(2.4)	0.000000573	0.000000587	(2.4)
Hungarian forint	0.003809524	0.004232088	(10.0)	0.003943411	0.004115926	(4.2)
Russian rouble	0.027082796	0.029864127	(9.3)	0.027082796	0.033702329	(19.6)
Polish zloty	0.212679980	0.248694355	(14.5)	0.227321291	0.259273567	(12.3)
Swiss franc	0.641889723	0.688515561	(6.8)	0.657388721	0.681658612	(3.6)
Swedish krona	0.110132159	0.109256184	0.8	0.109598650	0.109153265	0.4
North America
USA dollar	0.791765637	0.953561552	(17.0)	0.884102945	1.057753332	(16.4)
South America
Venezuelan bolivar	0.000494854	0.000679659	(27.2)	0.000494854	0.000679659	(27.2)
Bolivian boliviano	0.101566975	0.127251881	(20.2)	0.115416399	0.147504156	(21.8)
Costa Rican colon	0.001893406	0.002520449	(24.9)	0.002218858	0.002942266	(24.6)
Peruvian nuevo sol	0.228339175	0.272368242	(16.2)	0.254169007	0.300762734	(15.5)
Argentinean peso	0.270227180	0.282955870	(4.5)	0.299695509	0.282955870	5.9
Chilean peso	0.001336539	0.001324391	0.9	0.001280799	0.001534176	(16.5)
Colombian peso	0.000284941	0.000334056	(14.7)	0.000307495	0.000334055	(8.0)
Brazilian real	0.274043178	0.269878582	1.5	0.287837706	0.360892270	(20.2)
Mexican peso	0.070523354	0.092131509	(23.5)	0.081940817	0.109438885	(25.1)
Asia
Hong Kong dollar	0.101989821	0.122277791	(16.6)	0.113540628	0.135565648	(16.2)
Israeli shekel	0.180974839	0.199782237	(9.4)	0.194683960	0.223439720	(12.9)
Japanese yen	0.007404665	0.008039231	(7.9)	0.007634808	0.008470712	(9.9)
Africa
South African rand	0.120082617	0.110995183	8.2	0.117238655	0.100948716	16.1

The following Annexes numbered 1 to 7 are an integral part of these notes.

2003 ANNUAL REPORT	242

ANNEX 1

ACCOUNTS RECEIVABLE AND ACCRUED INCOME BY MATURITY AND TYPE

	12/31/2003 Amount due				12/31/2002 Amount due
(in millions of euro)	Within one year	From two to five years	Beyond five years	Total	Within one year	From two to five years	Beyond five years	Total
Accounts receivable in long-term investments
Unconsolidated subsidiaries	3	2	—	5	5	—	—	5
Affiliated companies	54	26	37	117	2	449	—	451
Others	281	90	28	399	71	214	32	317

	338	118	65	521	78	663	32	773

Accounts receivable in current assets
Other financial receivables from:
Unconsolidated subsidiaries	15	—	—	15	23	—	—	23
Affiliated companies	15	—	—	15	12	—	—	12
Others	796	—	—	796	958	2	—	960

	826	—	—	826	993	2	—	995

Trade accounts receivables from:
Customers	7,115	1	—	7,116	8,119	1	—	8,120
Unconsolidated subsidiaries	12	—	—	12	16	—	—	16
Affiliated companies	114	—	—	114	185	—	—	185
Others	104	—	—	104	88	2	8	98

	7,345	1	—	7,346	8,408	3	8	8,419

Other receivables from:
Unconsolidated subsidiaries	3	—	—	3	2	—	—	2
Affiliated companies	20	—	—	20	17	—	—	17
Others	4,208	2,915	321	7,444	5,249	1,903	150	7,302

	4,231	2,915	321	7,467	5,268	1,903	150	7,321

Total accounts receivable	12,402	2,916	321	15,639	14,669	1,908	158	16,735

Accrued income	495	—	—	495	367	—	—	367

2003 ANNUAL REPORT	243

ANNEX 2

LIABILITIES AND ACCRUED EXPENSES BY MATURITY AND TYPE

	12/31/2003 Amount due				12/31/2002 Amount due
(in millions of euro)	Within one year	From two to five years	Beyond five years	Total	Within one year	From two to five years	Beyond five years	Total
Medium and long-term financial debt
Debentures	6,730	10,449	12,874	30,053	813	14,035	9,556	24,404
Convertible debentures	1,715	2,768	2,829	7,312	—	4,549	2,852	7,401
Due to banks	684	1,140	42	1,866	1,290	1,846	4	3,140
Due to other lenders	88	257	413	758	615	596	270	1,481
Trade accounts payable	5	4	—	9	3	13	—	16
Notes payable	—	—	—	—	221	—	—	221
Accounts payable to affiliated companies	9	19	4	32	371	18	6	395
Taxes payable	23	—	—	23	18	14	—	32
Other liabilities	35	53	—	88	119	30	15	164

	9,289	14,690	16,162	40,141	3,450	21,101	12,703	37,254

Short-term financial debt
Due to banks	594	—	—	594	2,636	—	—	2,636
Due to other lenders	254	—	—	254	489	—	—	489
Trade accounts payable	—	—	—	—	5	—	—	5
Notes payable	—	—	—	—	20	—	—	20
Accounts payable to unconsolidated subsidiaries	9	—	—	9	8	—	—	8
Accounts payable to affiliated companies	1	—	—	1	3	—	—	3
Taxes payable	35	—	—	35	8	—	—	8
Other liabilities	431	—	—	431	208	—	—	208

	1,324	—	—	1,324	3,377	—	—	3,377

Trade accounts payable (1)
Accounts payable to suppliers	5,848	—	—	5,848	5,649	—	—	5,649
Accounts payable to unconsolidated subsidiaries	3	—	—	3	2	—	—	2
Accounts payable to affiliated companies	113	—	—	113	249	—	—	249

	5,964	—	—	5,964	5,900	—	—	5,900

Other payables
Accounts payable to unconsolidated subsidiaries	6	—	—	6	6	—	—	6
Accounts payable to affiliated companies	24	—	—	24	2	—	—	2
Taxes payable	1,416	2	—	1,418	872	15	—	887
Contributions to pension and
social security institutions	326	1,017	171	1,514	257	853	249	1,359
Other liabilities	2,761	14	—	2,775	4,184	4	—	4,188

	4,533	1,033	171	5,737	5,321	872	249	6,442

Total liabilities (1)	21,110	15,723	16,333	53,166	18,048	21,973	12,952	52,973

Accrued expenses	1,298	6	23	1,327	1,168	—	—	1,168

(1)	not including advances

2003 ANNUAL REPORT	244

ANNEX 3

RECONCILIATION OF THE SHAREHOLDERS’ EQUITY AND NET INCOME OF TELECOM ITALIA AND THE CONSOLIDATED FIGURES IN THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002

	TELECOM ITALIA’S INTEREST				MINORITY INTEREST			TOTAL
(in millions of euro)	Share capital	Reserves and retained earnings	Net income (loss)	Total	Share capital and reserves	Net income (loss)	Total
Financial statements of Telecom Italia at December 31, 2002	8,845	6,426	(6,240)	9,031				9,031

Net income (loss) of consolidated companies for the period			(1,847)	(1,847)		(3,454)	(3,454)	(5,301)
Share capital and reserves of consolidated companies		35,238		35,238	6,052		6,052	41,290
- carrying value of investments in consolidated companies		(62,795)		(62,795)				(62,795)
Consolidation adjustments:
- elimination of tax-related entries		(34)	14	(20)	(50)	22	(28)	(48)
- valuation of investments using the equity method		(279)	120	(159)	(858)	(641)	(1,499)	(1,658)
- positive differences on purchase of investments		25,502	(1,632)	23,870	4,517	(510)	4,007	27,877
- intragroup dividends		436	(1,824)	(1,388)	692	(918)	(226)	(1,614)
- losses of subsidiaries included in the results of parent companies and extraordinary writedowns of investments		(421)	10,085	9,664	(685)	5,472	4,787	14,451
- gains on sales of investments		(268)	190	(78)	(581)	433	(148)	(226)
- elimination of intragroup profits included in fixed assets and intangibles		(87)	26	(61)	(151)	44	(107)	(168)
- elimination of intragroup profits on investments		(418)		(418)	(261)		(261)	(679)
- other		268	335	603	(158)	19	(139)	464

Consolidated financial statements at December 31, 2002	8,845	3,568	(773)	11,640	8,517	467	8,984	20,624

2003 ANNUAL REPORT	245

ANNEX 3

RECONCILIATION OF THE SHAREHOLDERS’ EQUITY AND NET INCOME OF TELECOM ITALIA AND THE CONSOLIDATED FIGURES IN THE FINANCIAL STATEMENTS AT DECEMBER 31, 2003

	TELECOM ITALIA’S INTEREST				MINORITY INTEREST
(in millions of euro)	Share capital	Reserves and retained earnings	Net income (loss)	Total	Share capital and reserves	Net income (loss)	Total	TOTAL
Financial statements of Telecom Italia at December 31, 2003	8,854	4,856	2,646	16,356				16,356
Net income of consolidated companies for the period			82	82		864	864	946
Share capital and reserves of consolidated companies		22,251		22,251	3,413		3,413	25,664
- carrying value of investments in consolidated companies		(52,125)		(52,125)				(52,125)
Consolidation adjustments:
- elimination of tax-related entries		(67)	33	(34)				(34)
- valuation of investments using the equity method		(243)	71	(172)	1		1	(171)
- positive differences on purchase of investments		28,736	(1,791)	26,945	231	(39)	192	27,137
- intragroup dividends		608	(1,957)	(1,349)	3	(11)	(8)	(1,357)
- losses of subsidiaries included in the results of parent companies and extraordinary writedowns of investments		3,221	1,817	5,038	(97)	453	356	5,394
- gains on sales of investments		(362)	188	(174)	(9)	(10)	(19)	(193)
- elimination of intragroup profits included in fixed assets and intangibles		(150)	48	(102)	(10)	3	(7)	(109)
- elimination of intragroup profits on investments		(382)		(382)	(245)		(245)	(627)
- other		(297)	55	(242)	(26)	(24)	(50)	(292)
Consolidated financial statements at December 31, 2003	8,854	6,046	1,192	16,092	3,261	1,236	4,497	20,589

2003 ANNUAL REPORT	246

ANNEX 4

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY FOR THE YEAR ENDED DECEMBER 31, 2002

	TELECOM ITALIA’S INTEREST				MINORITY INTEREST
(in millions of euro)	Share capital	Reserves and retained earnings	Net income (loss)	Total	Share capital and reserves	Net income (loss)	Total	TOTAL
Consolidated financial statements at December 31, 2001	8,784	7,035	(3,090)	12,729	14,210	(586)	13,624	26,353
Appropriation of 2001 net income:
Dividends distributed					(3,668)		(3,668)	(3,668)
Transfer to reserves		(3,090)	3,090		(586)	586
Contribution by shareholders	61	(25)		36				36
Translation adjustments on the conversion of financial statements in foreign currencies and other		(352)		(352)	(1,439)		(1,439)	(1,791)
Net income (loss) for the year 2002			(773)	(773)		467	467	(306)

Consolidated financial statements at December 31, 2002	8,845	3,568	(773)	11,640	8,517	467	8,984	20,624

ANNEX 4

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY FOR THE YEAR ENDED DECEMBER 31, 2003

	TELECOM ITALIA’S INTEREST				MINORITY INTEREST
(in millions of euro)	Share capital	Reserves and retained earnings	Net income (loss)	Total	Share capital and reserves	Net income (loss)	Total	TOTAL
Consolidated financial statements at December 31, 2002	8,845	3,568	(773)	11,640	8,517	467	8,984	20,624
Appropriation of 2002 net income:
Dividends distributed					(582)	(467)	(1,049)	(1,049)
Transfer to reserves		(773)	773
Contribution by shareholders	20	24		44				44
Merger effect		3,424		3,424	(3,424)		(3,424)
Effect of share withdrawals, tender offer, cancellation of treasury stock and shares in current asset	(11)	(168)		(179)	(938)		(938)	(1,117)
Deconsolidation of Seat Pagine					(126)		(126)	(126)
Translation adjustments on the conversion of financial statements in foreign currencies and other		(29)		(29)	(186)		(186)	(215)
Net income for the year 2003			1,192	1,192		1,236	1,236	2,428

Consolidated financial statements at December 31, 2003	8,854	6,046	1,192	16,092	3,261	1,236	4,497	20,589

2003 ANNUAL REPORT	247

ANNEX 5

LIST OF COMPANIES CONSOLIDATED ON A LINE-BY-LINE BASIS

Name (type of business)	Head office	Share Capital		% owner- ship		% of voting rights	Held by
Wireline
ATESIA - Telemarketing Comunicazione Telefonica e Ricerche di Mercato S.p.A. (telemarketing)	Rome (Italy)	EUR	3,150,406	100.00			TELECOM ITALIA
INTELCOM SAN MARINO S.p.A (telecommunications services in San Marino)	Republic of San Marino	EUR	1,550,000	100.00			TELECOM ITALIA SPARKLE
LATIN AMERICAN NAUTILUS S.A. (holding company)	Luxembourg	USD	6,500,000	100.00	(*)		TELECOM ITALIA
- LATIN AMERICAN NAUTILUS ARGENTINA S.A. (installation and maintenance of submarine cable systems)	Buenos Aires (Argentina)	ARS	12,000	100.00	(*)		LATIN AMERICAN NAUTILUS S.A.
- LATIN AMERICAN NAUTILUS BOLIVIA Srl (installation and maintenance of submarine cable systems)	La Paz (Bolivia)	BOB	5,110,600	99.998 0.002			LATIN AMERICAN NAUTILUS S.A. LATIN AMERICAN NAUTILUS USA
- LATIN AMERICAN NAUTILUS BRASIL Ltda (installation and maintenance of submarine cable systems)	Rio de Janeiro (Brazil)	BRL	86,865,371	99.9999 0.0001			LATIN AMERICAN NAUTILUS S.A LATIN AMERICAN NAUTILUS USA
- LATIN AMERICAN NAUTILUS CHILE S.A. (installation and maintenance of submarine cable systems)	Santiago (Chile)	CLP	7,113,341,592	100.00	(*)		LATIN AMERICAN NAUTILUS S.A
- LATIN AMERICAN NAUTILUS COLOMBIA Ltda (installation and maintenance of submarine cable systems)	Bogotà (Colombia)	COP	28,430,000	100.00	(*)		LATIN AMERICAN NAUTILUS S.A.
- LATIN AMERICAN NAUTILUS MEXICO S.A. (installation and maintenance of submarine cable systems)	Mexico (Mexico)	MXN	100,000	99.99 0.01			LATIN AMERICAN NAUTILUS S.A. LATIN AMERICAN NAUTILUS USA
- LATIN AMERICAN NAUTILUS Ltd (installation and maintenance of submarine cable systems)	Dublin (Ireland)	USD	1,000,000	100.00			LATIN AMERICAN NAUTILUS S.A.
- LATIN AMERICAN NAUTILUS PANAMA S.A. (installation and maintenance of submarine cable systems)	Panama	USD	10,000	100.00			LATIN AMERICAN NAUTILUS S.A.
- LATIN AMERICAN NAUTILUS PERU’ S.A. (installation and maintenance of submarine cable systems)	Lima (Perù)	PEN	35,750,475	100.00	(*)		LATIN AMERICAN NAUTILUS S.A.
- LATIN AMERICAN NAUTILUS ST.CROIX LLC (installation and maintenance of submarine cable systems)	St. Croix (USA Virgin Islands)	USD	1,000	100.00			LATIN AMERICAN NAUTILUS S.A.
- LATIN AMERICAN NAUTILUS USA Inc. (installation and maintenance of submarine cable systems)	Florida (USA)	USD	10,000	100.00			LATIN AMERICAN NAUTILUS S.A.
- LATIN AMERICAN NAUTILUS SERVICE Inc. (installation and maintenance of submarine cable systems)	Florida (USA)	USD	10,000	100.00			LATIN AMERICAN NAUTILUS USA
- LATIN AMERICAN NAUTILUS VENEZUELA C.A. (installation and maintenance of submarine cable systems)	Caracas (Venezuela)	VEB	21,925,000	100.00	(*)		LATIN AMERICAN NAUTILUS S.A.
LOQUENDO - SOCIETÀ PER AZIONI (research, development and marketing of technologies and equipment regarding voice synthesis recognition and/or interaction)	TURIN (Italy)	EUR	3,573,741	99.98			TELECOM ITALIA
BBNED N.V. (telecommunications services)	Amsterdam (Holland)	EUR	82,425,000	97.56			TELECOM ITALIA INTERNATIONAL
- BBYond B.V. (telecommunications services)	Amsterdam (Holland)	EUR	18,000	100.00			BBNED
MED-1 SUBMARINE CABLES Ltd (installation and maintenance of cable Lev)	Tel Aviv (Israel)	ILS	100,000	23.17 27.83			TELECOM ITALIA TELECOM ITALIA INTERNATIONAL
- MED 1 IC-1 (1999) Ltd (installation and maintenance of submarine cable IC1)	Tel Aviv (Israel)	ILS	1,000	99.90 0.10			MED-1 SUBMARINE CABLES MED-1 ITALY
- MED-1 (NETHERLANDS) B.V. (holding company)	Amsterdam (Holland)	EUR	18,151	100.00			MED-1 SUBMARINE CABLES
- MED-1 ITALY S.r.l. (installation and maintenance submarine cable systems in Italian seas)	Rome (Italy)	EUR	548,477	100.00			MED-1 NETHERLANDS
MEDITERRANEAN NAUTILUS S.A. (holding company)	Luxembourg	USD	326,480,000	62.51 7.49			TELECOM ITALIA TELECOM ITALIA INTERNATIONAL
- ELETTRA TLC S.p.A. (services rendered in connection with submarine cable systems for telecommunications)	Rome (Italy)	EUR	10,329,200	100.00			MEDITERRANEAN NAUTILUS S.A.

2003 ANNUAL REPORT	248

List of companies consolidated on a line-by-line basis

Name (type of business)	Head office	Share Capital		% owner- ship	% of voting rights	Held by
- MEDITERRANEAN NAUTILUS Ltd (installation and maintenance of submarine cable systems)	Dublin (Ireland)	USD	100,000	51.00		MEDITERRANEAN NAUTILUS S.A.
- MEDITERRANEAN NAUTILUS B.V. (holding company)	Amsterdam (Holland)	EUR	18,003	100.00		MEDITERRANEAN NAUTILUS Ltd
- MEDITERRANEAN NAUTILUS GREECE Ltd (installation and maintenance of submarine cable systems)	Atuens (Greece)	EUR	111,600	100.00		MEDITERRANEAN NAUTILUS B.V.
- MEDITERRANEAN NAUTILUS ISRAEL Ltd (installation and maintenance of submarine cable systems)	Tel Aviv (Israel)	ILS	1,000	100.00		MEDITERRANEAN NAUTILUS B.V.
- MEDITERRANEAN NAUTILUS ITALY S.p.A. (installation and maintenance of submarine cable systems)	Rome (Italy)	EUR	3,100,000	100.00		MEDITERRANEAN NAUTILUS B.V.
- MEDITERRANEAN NAUTILUS Inc. (telecommunications activities)	Delaware (USA)	USD	3,000	100.00		MEDITERRANEAN NAUTILUS B.V.
- MEDITERRANEAN NAUTILUS TELEKOMUNIKASYON HIZMETLERI TICARET ANONIM SIRKETI (telecommunications activities)	Istambul (Turkey)	TRL	350,000,000,000	99.9988 0.0003 0.0003 0.0003 0.0003		MEDITERRANEAN NAUTILUS B.V. MEDITERRANEAN NAUTILUS Ltd. MEDITERRANEAN NAUTILUS ISRAEL MEDITERRANEAN NAUTILUS ITALY MEDITERRANEAN NAUTILUS GREECE
PATH.NET S.p.A. (networking systems and telecommunications)	Rome (Italy)	EUR	25,800,000	99.99 0.01		TELECOM ITALIA IT TELECOM
TELECONTACT CENTER S.p.A. (telemarketing)	Naples (Italy)	EUR	770,000	100.00		TELECOM ITALIA
TELECOM ITALIA SPARKLE S.p.A. (public and private telecommunication services)	Rome (Italy)	EUR	200,000,000	100.00		TELECOM ITALIA
- TELECOM ITALIA NETHERLANDS B.V. (telecommunications services)	Amsterdam (Holland)	EUR	18,200	100.00		TELECOM ITALIA SPARKLE
- TELECOM ITALIA OF NORTH AMERICA Inc. (telecommunications promotional services)	New York (USA)	USD	15,550,000	100.00		TELECOM ITALIA SPARKLE
- TELECOM ITALIA SPAIN S.L. UNIPERSONAL (telecommunications services)	Madrid (Spain)	EUR	2,003,096	100.00		TELECOM ITALIA SPARKLE
- TI BELGIUM S.P.R.L. - B.V.B.A (telecommunications services)	Brussels (Belgium)	EUR	3,000,000	100.00		TELECOM ITALIA SPARKLE
- TI FRANCE S.A.R.L. (telecommunications services)	Paris (France)	EUR	16,307,800	100.00		TELECOM ITALIA SPARKLE
- TI GERMANY GmbH (telecommunications services)	Frankfurt (Germany)	EUR	25,000	100.00		TELECOM ITALIA SPARKLE
- TI SWITZERLAND GmbH (telecommunications services)	Zurich (Switzerland)	CHF	2,000,000	100.00		TELECOM ITALIA SPARKLE
- TI TELECOM ITALIA (AUSTRIA) TELEKOMMUNIKATIONSDIENSTE GmbH (telecommunications services)	Vienna (Austria)	EUR	2,735,000	100.00		TELECOM ITALIA SPARKLE
- TI UNITED KINGDOM Ltd (telecommunications services)	London (UK)	GBP	3,855,000	100.00		TELECOM ITALIA SPARKLE
- TMI TELEMEDIA INTERNATIONAL LUXEMBOURG S.A. (holding company)	Luxembourg	EUR	82,150,675	100.00		TELECOM ITALIA SPARKLE
- TMI TELEMEDIA INTERNATIONAL Ltd (telecommunications services)	London (UK)	EUR	3,983,254	100.00		TELECOM ITALIA SPARKLE
- TELEMEDIA INTERNATIONAL USA Inc. (telecommunications services)	New Jersey (USA)	USD	154,022,889	100.00		TMI TELEMEDIA INTERN. Ltd
TELECOM ITALIA DEUTSCHLAND HOLDING GmbH (holding company)	Bonn (Germany)	EUR	25,000	100.00		TELECOM ITALIA
- HANSENET Telekommunikation GmbH (telecommunications services)	Amburgo (Germany)	EUR	91,521,500	100.00		TELECOM ITALIA DEUTSCHLAND HOLDING
Mobile
TELECOM ITALIA MOBILE S.p.A. (mobile telecommunications)	Turin (Italy)	EUR	513,964,433	54.82 0.17	55.68 0.17	TELECOM ITALIA TELECOM ITALIA FINANCE
- TIM INTERNATIONAL N.V. (holding company)	Amsterdam (Holland)	EUR	555,428,000	100.00		TELECOM ITALIA MOBILE

2003 ANNUAL REPORT	249

List of companies consolidated on a line-by-line basis

Name (type of business)	Head office	Share Capital		% owner -ship		% of voting rights	Held by
- STET HELLAS TELECOMMUNICATIONS S.A. (mobile telephony services)	Athens (Greece)	EUR	127,285,627	81.40 0.13			TIM INTERNATIONAL TELECOM ITALIA FINANCE
- TIM BRASIL SERVICOS E PARTICIPAÇOES S.A. (ex BITEL PARTECIPAÇOES S.A.) (holding company)	Rio de Janeiro (Brazil)	BRL	7,120,090,000	100.00	(*)		TIM INTERNATIONAL
- TELE CELULAR SUL PARTICIPACOES S.A. (holding company for operating companies providing mobile network services)	Curitiba (Brazil)	BRL	369,163,348	22.21	(*)	52.51	TIM BRASIL
- TIM SUL S.A. (ex TELEPAR CELULAR) (mobile telephony services)	Curitiba (Brazil)	BRL	944,367,527	81.32	(*)	8890.44	TELE CELULAR SUL
- TELE NORDESTE CELULAR PARTICIPACOES S.A. (holding company for operating companies providing mobile network services)	Jaboatao dos Guararapes (Brazil)	BRL	313,709,199	22.52	(*)	52.69	TIM BRASIL
- TELEPISA CELULAR S.A. (mobile telephony services)	Teresina (Brazil)	BRL	40,986,989	80.01	(*)	97.66	TELE NORDESTE CELULAR
- TELECEARÀ CELULAR S.A. (mobile telephony services)	Fortaleza (Brazil)	BRL	153,787,175	80.43	(*)	86.30	TELE NORDESTE CELULAR
- TELERN CELULAR S.A. (mobile telephony services)	Natal (Brazil)	BRL	47,199,890	76.94	(*)	93.10	TELE NORDESTE CELULAR
- TELPA CELULAR S.A. (mobile telephony services)	Joao Pessoa (Brazil)	BRL	45,150,981	72.69	(*)	95.03	TELE NORDESTE CELULAR
- TELPE CELULAR S.A. (mobile telephony services)	Jaboatao dos Guararapes (Brazil)	BRL	137,392,672	79.83	(*)	95.42	TELE NORDESTE CELULAR
- TELASA CELULAR S.A. (mobile telephony services)	Maceiò (Brazil)	BRL	58,207,916	79.50	(*)	97.40	TELE NORDESTE CELULAR
- MAXITEL S.A. (mobile telephony operator)	Belo Horizonte (Brazil)	BRL	677,679,703	41.30 58.70	(*)	56.85 43.15	TIM BRASIL TIM INTERNATIONAL
- TIM CELULAR S.A. (mobile telephony services)	Saõ Paulo (Brazil)	BRL	5,296,018,471	100.00	(*)		TIM BRASIL
- STARCEL LTDA. (call center services)	Saõ Paulo (Brazil)	BRL	40,000,000	100.00	(*)		TIM BRASIL
- TIM PERÙ S.A.C. (mobile telephony operator)	Lima (Perù)	PEN	1,337,542,452	100.00	(*)		TIM INTERNATIONAL
- CORPORACION DIGITEL C.A. (telecommunications services)	Caracas (Venezuela)	VEB	42,823,450,241	67.12	(*)		TIM INTERNATIONAL
- BLAH! SOCIEDAD ANONIMA DE SERVICOS E COMERCIO (ex TIMNET.COM S.A.) (Internet services)	Rio de Janeiro (Brazil)	BRL	78,000,000	100.00	(*)		TIM INTERNATIONAL
- TIMNET USA Inc. (mobile services)	West Trenton New Jersey (USA)	USD	14,944,600	100.00	(*)		TIM INTERNATIONAL
South America
ENTEL CHILE S.A. (telecommunications services)	Santiago (Chile)	CLP	412,177,259,387	54.76			TELECOM ITALIA INTERNATIONAL
- AMERICATEL CENTROAMERICA S.A. (holding company)	Guatemala City (Guatemala)	USD	2,649,608	78.65			ENTEL CHILE
- AMERICATEL EL SALVADOR S.A. DE C.V. (telecommunications services)	San Salvador (El Salvador)	USD	1,143,572	15.00 85.00			ENTEL CHILE AMERICATEL CENTROAMERICA
- AMERICATEL GUATEMALA S.A. (telecommunications services)	Città del Guatemala (Guatemala)	GTQ	450,000	100.00			AMERICATEL CENTROAMERICA
- AMERICATEL HONDURAS S.A. (telecommunications services)	Tegucigalpa (Honduras)	HNL	500,000	100.00	(*)		AMERICATEL CENTROAMERICA
- ENTEL CALL CENTER S.A. (telecommunications services)	Santiago (Chile)	CLP	10,935,696,765	90.00 10.00			ENTEL CHILE ENTEL INVERSIONES
- ENTEL INTERNATIONAL B.V.I. Corp. (holding company)	Tortola (British Virgin Islands)	CLP	32,748,695,725	100.00			ENTEL CHILE

2003 ANNUAL REPORT	250

List of companies consolidated on a line-by-line basis

Name (type of business)	Head office			Share Capital	% owner - ship		% of voting rights	Held by
- AMERICATEL CORP. USA (telecommunications services)	Florida (USA)		USD	62,372,553	80.00			ENTEL INTERNATIONAL B.V.I.
- ENTEL USA HOLDING Inc. (holding company)	Florida (USA)		USD	1,000	100.00			ENTEL INTERNATIONAL B.V.I.
- AMERICASKY Corporation (telecommunications services)	Florida (USA	)	USD	1,000	80.00 20.00			ENTEL USA HOLDING ENTEL INTERNATIONAL B.V.I.
- ENTEL INVERSIONES S.A. (holding company)	Santiago (Chile)		CPL	3,255,630,785	100.00	(*)		ENTEL CHILE
- AMERICATEL PERÙ S.A. (telecommunications services)	Lima (Perù)		PEN	39,738,936	45.69 54.31			ENTEL CHILE ENTEL INVERSIONES
- DIVEO PERÙ INC (telecommunications services)	Florida (USA)		USD	24,878,347	100.00			AMERICATEL PERÙ
- DIVEO TELECOMUNICACIONES DEL PERÙ SRL (telecommunications services)	Lima (Perù)		PEN	89,517,117	99.99 0.01			DIVEO PERU INC AMERICATEL PERÙ
- ENTEL SERVICIOS TELEFONICOS S.A. (telecommunications services)	Santiago (Chile)		CPL	1,114,514,717	91.42 8.58			ENTEL CHILE ENTEL INVERSIONES
- ENTEL TELEFONIA LOCAL S.A. (local telecommunications services)	Santiago (Chile)		CPL	23,345,129,099	99.00 1.00			ENTEL CHILE ENTEL INVERSIONES
- CHILE WIRELESS S.A. (holding company)	Santiago (Chile)		CPL	117,289,487	99.00 1.00			ENTEL TELEFONIA LOCAL ENTEL INVERSIONES
- ENTEL TELEFONIA PERSONAL S.A. (holding company)	Santiago (Chile)		CPL	128,529,467,413	94.64 5.36			ENTEL CHILE ENTEL INVERSIONES
- EMPRESA DE RADIOCOMUNICACIONES INSTA BEEP Ltda (telecommunications services)	Santiago (Chile)		CPL	2,341,703,541	100.00	(*)		ENTEL TELEFONIA PERSONAL
- ENTEL PCS TELECOMUNICACIONES S.A. (mobile telecommunications services)	Santiago (Chile)		CPL	99,352,712,557	99.90 0.10			ENTEL TELEFONIA PERSONAL ENTEL CHILE
- ENTEL TELEFONIA MOVIL S.A. (mobile telecommunications services)	Santiago (Chile)		CPL	1,902,809,278	99.92 0.08			ENTEL TELEFONIA PERSONAL ENTEL CHILE
- MICARRIER TELECOMUNICACIONES S.A. (telecommunications services)	Santiago (Chile)		CPL	3,266,063,200	99.99 0.01			ENTEL CHILE ENTEL INVERSIONES
- ENTEL VENEZUELA S.A. (telecommunications services)	Caracas (Venezuela)		VEB	709,500,000	100.00			ENTEL CHILE
- RED DE TRANSACCIONES ELECTRONICAS S.A (telecommunications services)	Santiago (Chile)		CPL	1,646,053,601	93.76			ENTEL CHILE
- SATEL TELECOMUNICACIONES S.A. (telecommunications services)	Santiago (Chile)		CPL	2,807,486,249	99.90 0.10			ENTEL CHILE ENTEL INVERSIONES
ENTEL Empresa Nacional de Telecomunicaciones S.A. (telecommunications services)	La Paz (Bolivia)		BOB	1,280,898,800	50.00			ETI
- DATACOM S.A. (data transmission services)	La Paz (Bolivia)		BOB	66,938,200	99.99			ENTEL S.A.
TELECOM ITALIA AMERICA LATINA S.A. (telecommunications promotional services)	Saõ Paulo (Brazil)		BRL	43,614,072	100.00	(*)		TELECOM ITALIA
Internet and Media
TELECOM ITALIA MEDIA S.p.A. (publishing and Internet services)	Rome (Italy)		EUR	93,893,995	59.42 2.03 0.02		60.41 2.07 0.02	TELECOM ITALIA TI FINANCE IT TELECOM
- CIPI S.p.A. (personalized products for companies)	Milan (Italy)		EUR	1,200,000	60.00			TELECOM ITALIA MEDIA S.p.A.
- DATABANK S.p.A. (marketing)	Milan (Italy)		EUR	937,300	98.48			TELECOM ITALIA MEDIA S.p.A.
- DBK S.A. (marketing)	Madrid (Spain)		EUR	99,000	99.99			DATABANK S.p.A.
- FINANZIARIA WEB S.p.A. (financing)	Rome (Italy)		EUR	9,606,074	60.00			TELECOM ITALIA MEDIA S.p.A.
- MATRIX S.p.A (Internet services)	Milan (Italy)		EUR	1,100,000	66.00 33.3 30.70			FINANZIARIA WEB VERTIGO TELECOM ITALIA MEDIA S.p.A.

2003 ANNUAL REPORT	251

List of companies consolidated on a line-by-line basis

Name (type of business)	Head office	Share Capital		% owner- ship	% of voting rights	Held by
- GPP S.p.A. (ex GIALLO PROFESSIONAL PUBLISHING S.p.A.) (publishing, typographic and graphic marketing, advertising)	Turin (Italy)	EUR	1,000,000	100.00		TELECOM ITALIA MEDIA S.p.A.
- GRUPPO EDITORIALE FAENZA EDITRICE S.p.A. (publishing house)	Faenza (Ravenna, Italy)	EUR	260,000	60.00		GPP S.p.A.
- FAENZA EDITRICE IBERICA S.L. (publishing house also on behalf of third parties)	Castellon de La Plana (Spain)	EUR	3,006	100.00		GRUPPO EDITORIALE FAENZA EDITRICE
- FAENZA EDITRICE DO BRASIL Ltda (publishing house also on behalf of third parties)	Saõ Paulo (Brazil)	BRL	133,169	91.00 9.00		GRUPPO EDITORIALE FAENZA EDITRICE FAENZA EDITRICE IBERICA
- PROMO ADVERTISING S.r.l. (acquisition of advertising on behalf of magazines, TV and multimedia broadcasting)	Faenza (Ravenna, Italy)	EUR	10,320	100.00		GRUPPO EDITORIALE FAENZA EDITRICE
- GRUPPO EDITORIALE JCE S.p.A. (publishing house)	Cinisello Balsamo (Milan, (Italy)	EUR	1,032,800	100.00		GPP S.p.A.
- QUASAR E ASSOCIATI S.r.l. (publishing on paper or computer supports)	Milan (Italy)	EUR	20,408	100.00		GPP S.p.A.
- EDITORIALE QUASAR S.r.l. (publishing house and advertising agency)	Milan (Italy)	EUR	10,000	100.00		QUASAR E ASSOCIATI
- GRUPPO BUFFETTI S.p.A. (supply of products regarding the paper industry, printing and publishing)	Rome (Italy)	EUR	11,817,000	100.00		TELECOM ITALIA MEDIA S.p.A.
- PBS PROFESSIONAL BUSINESS SOFTWARE S.p.A. (production and marketing of business software)	Rome (Italy)	EUR	127,500	100.00		GRUPPO BUFFETTI
- SK DIRECT S.r.l. (graphic arts)	Rome (Italy)	EUR	1,570,507	100.00		GRUPPO BUFFETTI
- HOLDING MEDIA E COMUNICAZIONE H.M.C. S.p.A. (production, marketing on TV and press)	Rome (Italy)	EUR	5,064,000	100.00		TELECOM ITALIA MEDIA S.p.A
- LA7 TELEVISIONI S.p.A. (ex. TV internazionale) (purchase, management and maintenance of technical transmission systems for audio and video broadcasting)	Rome (Italy)	EUR	6,200,000	100.00		HOLDING MEDIA E COMUNICAZIONE H.M.C.
- BEIGUA S.r.l. (purchase, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	Rome (Italy)	EUR	51,480	51.00		LA7 TELEVISIONI S.p.A.
- GIAROLO S.r.l. (purchase, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	Rome (Italy)	EUR	50,490	100.00		LA7 TELEVISIONI S.p.A.
- MTV ITALIA S.r.l. (services in the field of radio and TV broadcasting, production and sale of radio, TV and cinema programs)	Rome (Italy)	EUR	12,151,928	51.00		LA7 TELEVISIONI S.p.A.
- MTV PUBBLICITÀ S.r.l. (advertising agency)	Milan (Italy)	EUR	10,400	100.00		MTV ITALIA S.r.l.
- TELECOM MEDIA NEWS S.p.A. (multimedia journalistic information)	Rome (Italy)	EUR	106,426	100.00		TELECOM ITALIA MEDIA S.p.A.
- TELEVOICE S.p.A. (ex GIALLO VOICE) (teleselling, telemarketing, call centers and marketing)	Cernusco sul Naviglio (Milan, Italy)	EUR	1,000,000	100.00		TELECOM ITALIA MEDIA S.p.A.

Information Technology Market
FINSIEL-Consulenza e Applicazioni Informatiche S.p.A. (conception and implementation of projects in information technology applications)	Rome (Italy)	EUR	59,982,385	79.50 0.63		TELECOM ITALIA FINSIEL
- AGRISIAN-Consulenza e Servizi per l’Agricoltura S.C.p.A. (consulting and services in favor of agriculture)	Rome (Italy)	EUR	10,330,000	50.86		FINSIEL
- ASPASIEL S.r.l. (information systems)	Rome (Italy)	EUR	260,000	50.00	51.00	FINSIEL
- BANKSIEL-Società di informatica e Organizzazione p.A. (design, installation, operation and maintenance dof information systems for bank and insurance companies)	Milan (Italy)	EUR	10,400,000	55.50		FINSIEL

2003 ANNUAL REPORT	252

List of companies consolidated on a line-by-line basis

Name (type of business)	Head office	Share Capital		% owner- ship		% of voting rights	Held by
- CARISIEL Sistemi Informativi Elettronici per il Settore Creditizio e Finanziario S.p.A. (electronic information systems for banking and financial industry)	Rende (Cosenza Italy)	EUR	769,585	98.00 2.00			BANKSIEL FINSIEL
- CENTROSIEL S.p.A. (information systems)	Milan (Italy)	EUR	516,600	47.00		51.00	BANKSIEL
- FINSIEL ROMENIA S.r.l. (information systems)	Bucharest (Rumania)	Lei	11,841,500,000	97.97			FINSIEL
- INSIEL-Informatica per il Sistema degli Enti Locali S.p.A. (information systems)	Trieste (Italy)	EUR	7,755,000	52.00			FINSIEL
- VENIS-VENEZIA INFORMATICA E SISTEMI S.p.A. (information systems for the municipality of Venice and other public entities)	Venice (Italy)	EUR	1,549,500	30.60 20.40			INSIEL FINSIEL
- INTERSIEL-Società Interregionale Sistemi Informativi Elettronici S.p.A. (design, installation, operation and maintenance of information systems)	Rende (Cosenza Italy)	EUR	157,000	100.00			FINSIEL
- KRENESIEL-Società Sarda di Informatica S.p.A. (information systems)	Sassari (Italy)	EUR	2,582,300	41.00 10.00			FINSIEL INSIEL
- TELE SISTEMI FERROVIARI S.p.A. (information systems)	Rome (Italy)	EUR	77,003,670	61.00			FINSIEL
- WEBRED S.p.A. (information systems)	Perugia (Italy)	EUR	1,560,000	51.00			FINSIEL
EUSTEMA S.p.A. (design, research, development and marketing of software, information and online systems)	Rome (Italy)	EUR	312,000	67.33			IT TELECOM
WEBEGG S.p.A. (e-business solution)	Milan (Italy)	EUR	33,107,160	69.80 30.20			IT TELECOM FINSIEL
- W.P. WINNER PROJECT B.V. (software applications)	Rotterdam (Holland)	EUR	18,152	100.00			WEBEGG
- SOFTWARE FACTORY S.p.A. (software applications)	Milan (Italy)	EUR	1,500,000	100.00			W.P. WINNER PROJECT
- TELEAP S.p.A. (software applications. architecture)	Ivrea (Turin, Italy)	EUR	1,560,000	100.00			WEBEGG

Information Technology di Group
EPICLINCK S.p.A. (telecommunications services)	Cesano Maderno (Milano, Italy)	EUR	450,000	100.00			TELECOM ITALIA
IT TELECOM S.p.A. (information e communication technology)	Rome (Italy)	EUR	96,853,000	100.00			TELECOM ITALIA
- TECO SOFT ARGENTINA S.A. (design, realization and sale of software)	Buenos Aires (Argentina)	ARS	12,000	100.00	(*)		IT TELECOM
- TELESOFT RUSSIA ZAO (telecommunications software)	Moscow (Russia)	RUB	1,592,000	75.00			IT TELECOM

Olivetti Tecnost Group
OLIVETTI TECNOST S.p.A. (manufacture and sale of products and accessories for office equipment)	Ivrea (Turin, Italy)	EUR	78,000,000	100.00			TELECOM ITALIA
- ALLADIUM S.p.A. (in liquidation) (manufacture of photocopiers, accessories and office equipment)	Ivrea (Turin, Italy)	EUR	1,500,000	100.00			OLIVETTI TECNOST S.p.A.

2003 ANNUAL REPORT	253

List of companies consolidated on a line-by-line basis

Name (type of business)	Head office	Share Capital		% owner- ship	% of voting rights	Held by
- DEDITA S.p.A (EX. DOMUSTECH) (systems products and services and electromechanical and electronic devices)	Ivrea (Turin, Italy)	EUR	2,600,000	99.99		OLIVETTI TECNOST S.p.A.
- INNOVIS S.p.A. (online software solutions)	Ivrea (Turin, Italy)	EUR	1,000,000	80.00		OLIVETTI TECNOST S.p.A.
- CELL-TEL S.p.A. (ex JETECH S.p.A.) (online software solutions)	Ivrea (Turin, Italy)	EUR	1,500,000	80.00		OLIVETTI TECNOST S.p.A.
- OLIVETTI TECNOST INTERNATIONAL B.V. (holding company)	Amsterdam (Holland)	EUR	355,027,092	100.00		OLIVETTI TECNOST S.p.A.
- OLIVETTI ARGENTINA S.A.C.e.l. (sale and maintenance of office equipment)	Buenos Aires (Argentina)	ARS	7,590,000	99.9999 0.0001		OLIVETTI TECNOST INTERNATIONAL B.V. OLIVETTI PERUANA S.A.
- OLIVETTI CHILE S.A. (sale and maintenance of office equipment, accessories and software)	Santiago de Chile (Chile)	CLP	2,511,235	99.9993 0.0006		OLIVETTI TECNOST INTERNATIONAL B.V. OLIVETTI PERUANA S.A.
- OLIVETTI COLOMBIANA S.A. (sale of office and industrial equipment)	Bogotà (Colombia)	COP	6,245,014,700	90.4285 9.4604 0.1097 0.0001 0.0001		OLIVETTI TECNOST INTERNATIONAL B.V. OLIVETTI TECNOST S.p.A OLIVETTI COLOMBIANA S.A. OLIVETTI PERUANA S.A. OLIVETTI CHILE S.A.
- OLIVETTI DE PUERTO RICO. Inc. (manufacture and sale of office equipment)	San Juan (Puerto Rico)	USD	1,000	100.00		OLIVETTI TECNOST INTERNATIONAL B.V.
- OLIVETTI DE VENEZUELA C.A. (in liq. since 1/30/04) (sale of office equipment)	Caracas (Venezuela)	VEB	150,000,000	100.00		OLIVETTI TECNOST INTERNATIONAL B.V.
- OLIVETTI DO BRASIL S.A. (manufacture and sale of typewriters)	Saõ Paulo (Brazil)	BRL	111,660,625	96.64 3.36		OLIVETTI TECNOST INTERNATIONAL B.V. OLIVETTI MEXICANA S.A.
- DIASPRON DO BRASIL S.A. (in liq. since 3/5/04) (manufacture and export of typewriters and printers)	Saõ Paulo (Brazil)	BRL	5,135,417	99.9999 0.0001		OLIVETTI DO BRASIL S.A. OLIVETTI SISTEMA E SERVIÇOS Limitada
- MULTIDATA S/A ELETRONICA INDUSTRIA E COMERCIO (in liquidation since 3/5/03) (manufacture and export of typewriters and printers)	Manaus (Brazil)	BRL	5,583,350	99.7229 0.2770		OLIVETTI DO BRASIL S.A. OLIVETTI SISTEMA E SERVIÇOS Limitada
- OLIVETTI DA AMAZONIA INDUSTRIA E COMERCIO Ltda (manufacture and sale of electronic equipment and computers)	Manaus (Brazil)	BRL	361,000	99.7229 0.2770		OLIVETTI DO BRASIL S.A. OLIVETTI SISTEMA E SERVIÇOS LIMITADA
- OLIVETTI SISTEMA E SERVIÇOS LIMITADA (sale of typewriters, computer and electronic goods and services)	Saõ Paulo (Brazil)	BRL	410,000	99.9756 0.0243		OLIVETTI DO BRASIL S.A. OLIVETTI DA AMAZONIA IND. E COM.
- OLIVETTI LEXIKON BENELUX S.A. (sale of accessories and office equipment)	Zaventem (Belgium)	EUR	8,932,593	99.9997 0.0002		OLIVETTI TECNOST INTERNATIONAL B.V. OLIVETTI TECNOST S.P.A.
- OLIVETTI TECNOST NETHERLAND B.V. (sale of accessories and office equipment)	Leiden (Holland)	EUR	6,468,280	100.00		OLIVETTI LEXIKON BENELUX S.A.
- OLIVETTI LATIN AMERICA TRADING ASSOCIATES S.A. (in liquidation) (sales activities)	Panama	USD	10,000	100.00		OLIVETTI TECNOST INTERNATIONAL B.V.
- OLIVETTI LEXIKON NORDIC AB (in liquidation) (sales of accessories and office equipment)	Stockholm (Sweden)	SEK	10,100,000	100.00		OLIVETTI TECNOST INTERNATIONAL B.V.
- OLIVETTI MEXICANA S.A. (manufacture and import and export of typewriters, adding machines, accessories and spare parts and technical assistance services)	Mexico D.F. (Mexico)	MXN	195,190,636	99.9999 0.0001		OLIVETTI TECNOST INTERNATIONAL B.V. OLIVETTI TECNOST S.P.A.
- OLIVETTI TECNOST de MEXICO S.A. de C.V. (manufacture and sale of office equipment)	Tetla (Mexico)	MXN	234,895,310	99.9999 0.0001		OLIVETTI MEXICANA S.A. OLIVETTI TECNOST S.P.A.
- OLIVETTI PERUANA S.A. (in liq. since 2/20/04) (sale and assistance for office equipment and machines)	Lima (Perù)	PEN	4,654,920	99.9998 0.0001		OLIVETTI TECNOST INTERNATIONAL B.V. OLIVETTI TECNOST S.P.A.
- OLIVETTI SERVICIOS Y SOLUCIONES INTEGRALES S.A. de C.V. (hardware maintenance and other services and integration of engineering projects)	Azcapotzalco (Mexico)	MXN	7,025,226	99.9999 0.0001		OLIVETTI TECNOST INTERNATIONAL B.V. OLIVETTI TECNOST S.P.A.
- OLIVETTI TECNOST (H.K.) Ltd. (sale of products and systems)	Hong Kong (China)	HKD	200,000	99.50 0.50		OLIVETTI TECNOST INTERNATIONAL B.V. OLIVETTI TECNOST S.p.A.

2003 ANNUAL REPORT	254

List of companies consolidated on a line-by-line basis

Name (type of business)	Head office	Share Capital		% owner- ship	% of voting rights	Held by
- OLIVETTI TECNOST AFRICA (Pty) Ltd (sale of office products)	Sandton (Sud Africa)	SAR	601	100.00		OLIVETTI TECNOST INTERNATIONAL B.V.
- OLIVETTI TECNOST AUSTRIA Ges.m.b.H (sale of office products and accessories)	Vienna (Austria)	EUR	36,336	100.00		OLIVETTI TECNOST INTERNATIONAL B.V.
- OLIVETTI TECNOST DEUTSCHLAND Gmbh (sale of office products and investment management)	Nuremberg (Germany)	EUR	25,600,000	100.00		OLIVETTI TECNOST INTERNATIONAL B.V.
- OLIVETTI TECNOST ESPANA S.A. (sale of office products)	Barcelona (Spain)	EUR	1,229,309	99.99		OLIVETTI TECNOST INTERNATIONAL B.V.
- OLIVETTI TECNOST FRANCE S.A.S. (sale of office and computer products)	Puteaux (France)	EUR	2,200,000	100.00		OLIVETTI TECNOST INTERNATIONAL B.V.
- OLIVETTI TECNOST PORTUGAL S.A. (sale of office products)	Lisbon (Portugal)	EUR	275,000	99.99		OLIVETTI TECNOST INTERNATIONAL B.V.
- OLIVETTI TECNOST UK Ltd (sale of office products)	Milton Keynes (UK)	GBP	6,295,712	100.00		OLIVETTI TECNOST INTERNATIONAL B.V.
- ROYAL CONSUMER INFORMATION PRODUCTS Inc. (sale of office products)	Wilmington (Usa)	USD	1,176	100.00		OLIVETTI TECNOST INTERNATIONAL B.V.
- OLIVETTI I-JET S.p.A. (manufacture and sale of products and accessories for office equipment)	Arnad (Aosta, Italy)	EUR	15,000,000	100.00		OLIVETTI TECNOST S.p.A.
- TIEMME SISTEMI S.r.l. (electric, eletromechanical, electronic equipment and related systems)	Carsoli (l’Aquila, Italy)	EUR	1,040,000	100.00		OLIVETTI TECNOST S.p.A.
- TIESSE S.c.p.A. (electronic, computer, telematic and telecommunications equipment)	Rome (Italy)	EUR	103,292	42.00 19.00		OLIVETTI TECNOST S.p.A. TIEMME SISTEMI S.r.l.
- TOP SERVICE S.p.A. (electronic diagnostics and repairs of computer products)	Modugno (Bari, Italy)	EUR	1,055,220	50.37		OLIVETTI TECNOST S.p.A.
- WIRELAB S.p.A (repairs, assistance for fixed telecommunications and other equipment)	Scarmagno (Turin, Italy)	EUR	300,000	70.00		OLIVETTI TECNOST S.p.A.

Other operations
DOMUS ACCADEMY S.p.A. (design research)	Milan (Italy)	EUR	140,000	67.33		TELECOM ITALIA
EMSA Servizi S.p.A. (ex CONSULTEL S.p.A.) (real estate services management)	Rome (Italy)	EUR	5,000,000	100.00		TELECOM ITALIA
NETESI S.p.A (telecommunications and multimedia services)	Milan (Italy)	EUR	14,744,573	100.00		TELECOM ITALIA
OFI CONSULTING S.r.l. (ex Olivetti Finanziaria Industriale S.p.A.) (financing)	Ivrea (Turin, Italy)	EUR	95,000	100.00		TELECOM ITALIA
OLIVETTI FINANCE N.V. S.A. (financing)	Luxembourg	EUR	4,690,600	99.00 1.00		TELECOM ITALIA FINANCE OLIVETTI INTERNATIONAL S.A.
OLIVETTI GESTIONI IVREA S.p.A. (ex Thema S.p.A.) (real estate service)	Ivrea (Turin, Italy)	EUR	1,300,000	100.00		TELECOM ITALIA
- OLIVETTI INTERNATIONAL FINANCE N.V. (in liquidation) (financing)	Curacao (Dutch Antilles)	EUR	3,000,000	100.00		OLIVETTI FINANCE NV SA
OLIVETTI INTERNATIONAL S.A. (financing, administration and accounting management)	Luxembourg	EUR	500,000,000	100.00		TELECOM ITALIA
- OLIVETTI HOLDING B.V. (holding company)	Amsterdam (Holland)	EUR	15,882,770	100.00		OLIVETTI INTERNATIONAL S.A.
- OLIVETTI RAP S.A. (diversified activities)	Barcelona (Spain)	EUR	63,613,800	90.00 10.00		OLIVETTI HOLDING B.V. OLIVETTI INTERNATIONAL S.A.
- OLIVETTI TELEMEDIA INVESTMENTS B.V. (investment management)	Amsterdam (Holland)	EUR	24,957,920	100.00		OLIVETTI HOLDING B.V.
- OLIVETTI INTERNATIONAL (SERVICE) S.A. (administrative services)	Lugano (Switzerland)	CHF	50,000	100.00		OLIVETTI INTERNATIONAL S.A.
- OLIVETTI INTERNATIONAL N.V.(in liquidation) (financing)	Curacao (Dutch Antilles)	EUR	3,000,000	100.00		OLIVETTI INTERNATIONAL S.A.

2003 ANNUAL REPORT	255

List of companies consolidated on a line-by-line basis

Name (type of business)	Head office	Share Capital		% owner- ship		% of voting rights	Held by
- OLIVETTI SYSTEMS TECHNOLOGY CORPORATION (management of immovable properties)	Yokohama (Japan)	JPY	100,000,000	100.00			OLIVETTI INTERNATIONAL S.A.
OLIVETTI MULTISERVICES S.p.A. (property construction and service management)	Ivrea (Turin, (Italy)	EUR	20,337,161	100.00			TELECOM ITALIA
- O & B COSTRUZIONI GENERALI S.r.l. (real estate services and renovations)	Ivrea (Turin, (Italy)	EUR	100,000	50.10			OLIVETTI MULTISERVICES
- OMS HOLDING B.V. (financing holding)	Amsterdam (Holland)	EUR	20,000	100.00			OLIVETTI MULTISERVICES
- RUF GESTION S.A.S. (real estate services)	Puteaux (France)	EUR	266,300	100.00			OMS HOLDING B.V
SAIAT - Società Attività Intermedie Ausiliarie Telecomunicazioni p.A.	Turin (Italy)	EUR	35,745,120	100.00			TELECOM ITALIA
TELECOM ITALIA LEARNING SERVICES S.p.A. (professional training)	L’Aquila (Italy)	EUR	1,560,000	100.00			TELECOM ITALIA
-TELECOM ITALIA LEARNING SERVICES DO BRASIL Ltda (information consulting and services)	Saõ Paulo (Brazil)	BRL	174,040	100.00	(*)		TELECOM ITALIA LEARNING SERVICES
TECNO SERVIZI MOBILI S.r.l. (management of movable assets)	Rome (Italy)	EUR	26,000	51.00 49.00			TELECOM ITALIA MCC
TELECOM ITALIA INTERNATIONAL N.V. (holding company)	Amsterdam (Holland)	EUR	2,399,483,000	100.00			TELECOM ITALIA
- ICH - International Communication Holding N.V. (holding company)	Amsterdam (Holland)	EUR	50,000	100.00			TELECOM ITALIA INTERNATIONAL
- ETI - Euro Telecom International N.V. (holding company)	Amsterdam (Holland)	EUR	50,050	100.00			ICH
TELECOM ITALIA FINANCE S.A. (holding company)	Luxembourg	EUR	869,162,615	99.99	(*)		TELECOM ITALIA
- ISM S.r.l. (holding company)	Turin (Italy)	EUR	10,000	100.00			TELECOM ITALIA FINANCE
- VERTICO S.p.A (holding company)	Rome (Italy)	EUR	100,000	100.00			ISM
- TELSI (holding company)	Londra (UK)	EUR	603,565,000	99.99	(*)		TELECOM ITALIA FINANCE
- TELECOM ITALIA LAB GENERAL PARTNER S.A. (holding company)	Luxembourg	USD	40,000	99.97 0.03			TELECOM ITALIA TELECOM ITALIA FINANCE
- TELECOM ITALIA LAB S.A. (holding company)	Luxembourg	USD	163,870	99.99 0.01			TELECOM ITALIA TELECOM ITALIA FINANCE
TELSY Elettronica e Telecomunicazioni S.p.A. (manufacturing and sale of systems for encrypted telecommunications)	Turin (Italy)	EUR	390,000	100.00			TELECOM ITALIA
TELECOM ITALIA CAPITAL S.A. (financing company)	Luxembourg	EUR	2,336,000	99.99 0.01			TELECOM ITALIA TELECOM ITALIA FINANCE
TELENERGIA S.r.l. (import, export, purchase, sale and exchange of electrical energy)	Rome (Italy)	EUR	50,000	80.00 20.00			TELECOM ITALIA TELECOM ITALIA MOBILE
TELECOM ITALIA AUDIT S.c.a r.l. (ex IN.TEL.AUDIT S.c.a r.l.) (internal auditing for the Telecom Italia Group)	Milan (Italy)	EUR	2,750,000	63.64 18.18 18.18			TELECOM ITALIA TELECOM ITALIA MEDIA TELECOM ITALIA MOBILE
- TIAUDIT LATAM S.A. (internal auditing)	Saõ Paulo (Brazil)	BRL	1,500,000	50.00 25.00 25.00			TELECOM ITALIA AUDIT TIM BRASIL TELECOM ITALIA AMERICA LATINA

[*]	The percentage of ownership includes ordinary shares/quotas held by members of the Board of Directors/Managers, as required by local laws in order to hold the post of Director /Manager, or held by trustees.

2003 ANNUAL REPORT	256

ANNEX 6

LIST OF COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

Name (type of business)	Head office	Share Capital		% owner- ship	% of voting rights	Held by
Subsidiaries
EDOTEL S.p.A. (holding company)	Turin (Italy)	EUR	15,080,542	60.00 40.00		TELECOM ITALIA TELECOM ITALIA MOBILE
EURO DATACOM Ltd (telecommunications services)	Huddersfield (UK)	GBP	306,666	100.00		TMI TELEMEDIA INTERN. Ltd
TELEFONIA MOBILE SAMMARINESE S.p.A. (mobile telecommunications)	Republic of San Marino	EUR	78,000	51.00		INTELCOM SAN MARINO
THINX-SM TELEHOUSE INTERNET EXCHANGE S.A. (housing and hosting)	Republic of San Marino	EUR	258,000	100.00		INTELCOM SAN MARINO
TELECOM MEDIA INTERNATIONAL ITALY-CANADA Inc. (telecommunications services)	Montreal (Canada)	$Can	952,100	100.00		TMI TELEMEDIA INTERN. Ltd
TMI TELEMEDIA INTERNATIONAL DO BRASIL Ltda (telecommunications services)	Saõ Paulo (Brazil)	BRL	2,443,217	100.00		TMI TELEMEDIA INTERN. Ltd

Affiliated companies
AREE URBANE s.r.l. (real estate)	Milan (Italy)	EUR	307,717	31.65 0.97		TELECOM ITALIA TELECOM ITALIA MEDIA
ASCAI SERVIZI S.r.l. (promotion of communications strategies and process)	Rome (Italy)	EUR	73,337	35.21		SAIAT
ASSCOM INSURANCE BROKERS s.r.l. (insurance mediation)	Milan (Italy)	EUR	100,000	20.00		TELECOM ITALIA
ATENA SERVIZI S.p.A. (financial services)	Rome (Italy)	EUR	31,000,000	100.00		TELEPIÙ
BALTEA S.r.l. (manufacture and sale of office equipment and computer and telecommunications services)	Ivrea (Turin Italy)	EUR	2,220,000	49.00		OLIVETTI TECNOST S.p.A.
BROAD BAND SERVICE S.A. (production and sales of multimedia services)	Republic of San Marino	EUR	258,000	20.00 20.00		INTELCOM SAN MARINO SKY ITALIA S.r.l.
BUENAVENTURA S.A. (telecommunications services)	Santiago (Chile)	CLP	1,841,258,210	50.00		ENTEL TELEFONIA PERSONAL
CARTESIA-CARTOGRAFIA DIGITALE S.p.A. (design, realization, marketing of numeric cartography)	Rome (Italy)	EUR	100,000	50.00		TELECOM ITALIA
CHANNEL DIGITALE S.r.l. (multimedia services)	Milan (Italy)	EUR	10,000	100.00		TELEPIÙ
DATASIEL -Sistemi e Tecnologie di Informatica S.p.A. (data processing products and services for public administration agencies, institutions and enterprises under Ligurian Regional Law n. 17/85)	Genoa (Italy)	EUR	2,582,500	49.00		FINSIEL
EISYS S.p.A. (information systems)	Rome (Italy)	EUR	619,200	25.00		FINSIEL
ETEC S.A. -Empresa de Telecomunicaciones de Cuba S.A. (telecommunications services)	Havana (Cuba)	USD	1,600,076,430	27.00		TELECOM ITALIA INTERNATIONAL
GAMMA TELEVISIVA S.p.A. (multimedia services)	Rome (Italy)	EUR	260,000	100.00		OMEGA TV
GOLDEN LINES INTERNATIONAL COMMUNICATIONS SERVICES Ltd (long distance telephony services)	Ramat Gan (Israel)	ILS	3,000,000	26.40		TELECOM ITALIA INTERNATIONAL
IM.SER S.p.A. (real estate management)	Rome (Italy)	EUR	889,950	40.00		TELECOM ITALIA
IS TIM TELEKOMUNIKASYON HIZMETLERI A.S. (mobile telephony operator)	Istanbul (Turkey)	TRL	545,000,000,000,000	49.00		TIM INTERNATIONAL
ISTITUTO R.T.M. S.p.A. (study and research of automation and mechanical technologies)	Vico Canavese (Turin, Italy)	EUR	773,714	23.26		OLIVETTI TECNOST S.p.A.
ITALCOM S.p.A. (multimedia systems and devices)	Milan (Italy)	EUR	103,200	100.00		ITALTEL S.p.A.
ITALDATA S.p.A. (solutions and services for the web economy)	Avellino (Italy)	EUR	3,096,000	100.00		SIEMENS INFORMATICA
ITALTEL A.O. (telecommunications systems)	Saint Petersburg (Russia)	RUB	20,000	100.00		ITALTEL B.V.

2003 ANNUAL REPORT	257

List of companies accounted for by the equity method

Name (type of business)	Head office	Share Capital		% owner- ship		% of voting rights	Held by
ITALTEL ARGENTINA S.A. (telecommunications systems)	Buenos Aires (Argentina)	ARS	600,000	96.00 4.00			ITALTEL B.V. ITALTEL S.p.A.
ITALTEL B.V. (trading and financial company)	Amsterdam (Holland)	EUR	6,000,000	100.00			ITALTEL S.p.A.
ITALTEL BRASIL Ltda (trading company)	Saõ Paulo (Brazil)	BRL	2,018,302	51.40 48.60			ITALTEL S.p.A. ITALTEL B.V.
ITALTEL CERM PALERMO S.c.p.a. (research)	Palermo (Italy)	EUR	2,125,000	90.00 10.00			ITALTEL S.p.A. TELECOM ITALIA
ITALTEL DE CHILE S.A. (telecommunications systems)	Santiago (Chile)	CLP	50,119,607	90.00 10.00			ITALTEL B.V. ITALTEL S.p.A.
ITALTEL DEUTSCHLAND GmbH (trading company)	Dusseldorf (Germany)	EUR	40,000	60.00 40.00			ITALTEL HOLDING ITALTEL B.V.
ITALTEL FRANCE S.a.s. (trading company)	Paris (France)	EUR	40,000	100.00			ITALTEL HOLDING
ITALTEL HOLDING S.p.A. (holding company)	Milan (Italy)	EUR	115,459,344	19.37			TELECOM ITALIA FINANCE
ITALTEL Inc. Ltd. (trading company)	Delaware (USA)	USD	100	60.00 40.00			ITALTEL HOLDING ITALTEL B.V.
ITALTEL KENYA Ltd (telecommunications systems)	Nairobi (Kenya)	KES	500,000	99.98 0.02			ITALTEL B.V. TALTEL S.p.A.
ITALTEL S.A. (telecommunications systems)	Madrid (Spain)	EUR	6,460,750	100.00			ITALTEL B.V.
ITALTEL S.p.A. (telecommunications systems)	Milan (Italy)	EUR	196,830,400	100.00			ITALTEL HOLDING
ITALTEL TELECOM HELLAS EPE (telecommunications systems)	Athens (Greece)	EUR	18,000	80.00 20.00			ITALTEL HOLDING ITALTEL S.p.A
LATINA GIOCHI E SISTEMI S.r.l (EX.MONTECO S.r.l.) (lotteries and telephone and telematic games)	Milan (Italy)	EUR	520,000	25.00			OLIVETTTI TECNOST S.p.A
LOCALPORT S.p.A. (study, research, development and sale of information systems)	Ivrea (Turin, Italy)	EUR	922,365	37.67 12.14			OLIVETTI TECNOST TELECOM ITALIA
MESNIL HOLDING S.A. (società di gestione partecipazioni)	Luxembourg	EUR	78,000	99.99			ISCE
MIA ECONOMIA S.r.l. (publishing in the field of personal finance)	Rome (Italy)	EUR	1,000,000	30.00			MATRIX
MICRO SISTEMAS S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	210,000	99.99 0.01			TELECOM ARGENTINA PUBLICOM
MIRROR INTERNATIONAL HOLDING S.a.r.l. (holding company)	Luxembourg	EUR	250,000	30.00			TELECOM ITALIA
MIRROR INTERNATIONAL GmbH (holding company)	Frankfurt (Germany)	EUR	25,000	100.00			MIRROR INTERN. HOLDING
MOVENDA S.p.A. (technological platforms for the development of mobile Internet services)	Rome (Italy)	EUR	133,333	25.00			TELECOM ITALIA LAB S.A.
NETCO REDES S.A. (provider of telecommunications infrastructures)	Madrid (Spain)	EUR	6,038,248	30.00			TELECOM ITALIA INTERNATIONAL
NORDCOM S.p.A. (application service provider)	Milan (Italy)	EUR	5,000,000	42.00			TELECOM ITALIA
NORTEL INVERSORA S.A. (holding company)	Buenos Aires (Argentina)	ARS	78,633,050	67.78	(#)	100.00	SOFORA TELECOMUNICACIONES
NUCLEO S.A. (telecommunications services)	Asuncion (Paraguay)	PYG	175,200,000,000	67.50			TELECOM PERSONAL
OLI GULF FZCO (marketing of office and computer equipment)	Jebel Ali (Dubai (UAE))	GRD	500,000	40.00			OLIVETTI TECNOST INTERNATIONAL B.V.
OLITECNO S.A. DE C.V. (in liq. dal 17/2/04) (manufacture and marketing of telecommunications equipment)	Azcapotzalco (Mexico)	MXN	1,000,000	50.00			OLIVETTI MEXICANA S.A.
OMEGA TV S.p.A. (multimedia services)	Rome (Italy)	EUR	11,000,000	100.00			TELEPIU’
PORTALE ITALI A S.p.A. (multimedia services)	Rome (Italy)	EUR	100,000	99.00			TEAM TV
PUBLICOM S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	16,000,000	99.99 0.01			TELECOM ARGENTINA NORTEL INVERSORA
SHARED SERVICE CENTER S.c.r.l. (computer services)	Milan (Italy)	EUR	1,040,000	45.00 5.00			IT TELECOM OLIVETTI TECNOST S.p.A

2003 ANNUAL REPORT	258

List of companies accounted for by the equity method

Name (type of business)	Head office	Share Capital		% owner- ship	% of voting rights	Held by
SIEMENS INFORMATICA S.p.A. (sale of innovating solutions in the field of electronic and mobile business)	Milan (Italy)	EUR	6,192,000	49.00		TELECOM ITALIA
SIOSISTEMI S.p.A. (systems networking with special emphasis on the design of LAN and WAN systems and related hardware support systems)	Brescia (Italy)	EUR	260,000	40.00		TELECOM ITALIA
SISPI S.p.A. (information systems for the municipality of Palermo and other private and public entities)	Palermo (Italy)	EUR	2,066,000.00	49.00		FINSIEL
SITECNIKA S.p.A. (IT multivendor services)	Milan (Italy)	EUR	143,000	100.00		SIEMENS INFORMATICA
SITEKNE S.p.A. (supply of qualified resources for ITC-Information Technology Communication solutions)	Rome (Italy)	EUR	103,200	100.00		SIEMENS INFORMATICA
SKY ITALIA S.r.l. (ex STREAM S.p.A.) (multimedia services)	Rome (Italy)	EUR	647,399,080	19.90		TELECOM ITALIA
SKY NEWS ITALIA S.r.l. (multimedia services)	Rome (Italy)	EUR	10,000	100.00		SKY ITALIA
SKY TV ITALIA S.r.l. (multimedia services)	Milan (Italy)	EUR	146,710,000	99.99		SKY ITALIA
SOFORA TELECOMUNICACOES S.A. (investment holding company)	Buenos Aires (Argentina)	ARS	439,702,000	32.50 17.50		TELECOM ITALIA TELECOM ITALIA INTERNATIONAL
TEAM TV S.p.A. (multimedia services)	Rome (Italy)	EUR	103,300	100.00		SKY ITALIA
TELBIOS S.p.A. (technological services supporting the health sector)	Milan (Italy)	EUR	2,948,332	31.03		TELECOM ITALIA
TELECARE S.p.A. (financial services)	Rome (Italy)	EUR	8,000,000	100.00		ATENA SERVIZI
TELECOM ARGENTINA S.A. (ex TELECOM ARGENTINA STET-FRANCE TELECOM S.A.) (telecommunications services)	Buenos Aires (Argentina)	ARS	984,380,978	54.74		NORTEL INVERSORA
TELECOM ARGENTINA USA Inc. (telecommunications services)	Delaware (USA)	USD	249,873	100.00		TELECOM ARGENTINA
TELECOM PERSONAL S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	310,514,481	99.99 0.01		TELECOM ARGENTINA PUBLICOM
TELEGONO S.r.l. (real estate management)	Rome (Italy)	EUR	1,000,000	40.00		TELECOM ITALIA
TELEKOM AUSTRIA A.G. (wireline telephony)	Vienna (Austria)	EUR	1,090,500,000	14.78		TELECOM ITALIA INTERNATIONAL
TELELEASING - Leasing di Telecomunicazioni e Generale S.p.A. (financial leasing of real estate and other assets)	Milan (Italy)	EUR	9,500,000	20.00		SAIAT
TELE+ S.r.l. (multimedia services)	Milan (Italy)	EUR	10,000	100.00		TELEPIÙ
TELEPIÙ S.p.A. (multimedia services)	Milan (Italy)	EUR	10,625,000	100.00		SKY TV ITALIA
TELEPIÙ FUNDING S.A. (multimedia services)	Luxembourg	EUR	64,600,000	99.99 0.01		TELEPIÙ OMEGA TV
TIGLIO I S.r.l. (real estate management)	Milan (Italy)	EUR	5,255,704	45.70 2.10		TELECOM ITALIA TELECOM ITALIA MEDIA
TIGLIO II S.r.l. (real estate management)	Milan (Italy)	EUR	14,185,288	49.47		TELECOM ITALIA
USABLENET Inc. (development of software for the analysis of web site usability)	Delaware (USA)	USD	3	25.00		TELECOM ITALIA LAB S.A.
WEMACOM Telekommunikation GmbH (telecommunications services)	Schwerin (Germany)	EUR	60,000	25.00		HANSENET TELEKOMMUNIKATION GmbH
YMINDS S.A. (research and development)	Yverdon (Switzerland)	CHF	100,000	27.20 11.40		OLIVETTI I-JET OLIVETTI TECNOST INTERNATIONAL B.V.

(#)	At December 31, 2003, the percentage of ownership of ordinary share capital is 50%, while the percentage of ownership of net equity, taking into account the rights of the preferred shares, is 25,52%.

[*]	The percentage of ownership includes ordinary shares/quotas held by members of the Board of Directors/Managers, as required by local laws in order to hold the post of Director /Manager, or held by trustees.

2003 ANNUAL REPORT	259

ANNEX 7

LIST OF OTHER SUBSIDIARIES AND AFFILIATED COMPANIES

Name(type of business)	Head office	Share Capital		% owner - ship rights		% of voting rights	Held by
Subsidiaries
@LIVE S.r.l (international professional training)	Turin (Italy)	EUR	10,000	100.00			WEBEGG
BUFFETTI S.r.l. (in liquidation) (sale of books and office supplies)	Rome (Italy)	EUR	20,400	100.00			GRUPPO BUFFETTI
DATABANK WETTBEWERBS-MARKT UND FINANZANALYSE GMBH (in liquidation) (marketing)	Darmstadt (Germany)	EUR	153,388	60.00			DATABANK
EMAX-TRADE S.r.l. (inliquidation) (management of Internet sites)	Milan (Italy)	EUR	100,000	100.00			MATRIX
GIALLO MARKET S.r.l (in liquidation) (detentore del dominio Virgilio.it)	Milan	EUR	10,000	90.00 10.00			MATRIX TELECOM ITALIA MEDIA
GIALLO VIAGGI.IT S.p.A. (in liquidation) (research, development, production of information and telematic products for tourism)	Milan (Italy)	EUR	10,000	100.00			TELECOM ITALIA MEDIA S.p.A.
GOALLARS B.V. (management of Internet site)	Amsterdam (Holland)	EUR	44,446	55.00			MATRIX
HOLDING MEDIA E COMUNICAZIONE PUBBLICITÀ S.r.l. (in liquidation) (purchase/sale of ad space and management of advertising on radio/TV stations/channels)	Rome (Italy)	EUR	516,500	100.00			HOLDING MEDIA E COMUNICAZIONE H.M.C
IL CENTRO CONTABILE S.p.A. (in liquidation) (sale of books and office ware)	Rome (Italy)	EUR	2,233,507	89.70			GRUPPO BUFFETTI
IRIDIUM ITALIA S.p.A. (in liquidation) (satellite telecommunications services)	Rome (Italy)	EUR	2,575,000	35.00 30.00			TELECOM ITALIA MOBILE TELECOM ITALIA
KMATRIX S.r.l. (in liquidation) (creation and management of an Internet site)	Milan (Italy)	EUR	100,000	100.00			MATRIX
LINK S.r.l. (in liquidation) (supply of computer services)	Milan (Italy)	EUR	10,200	100.00			MATRIX
LOQUENDO Inc. (in liquidation) (development of software for web voice interaction)	California (USA)	USD	14,021,000	100.00			LOQUENDO S.p.A.
NEW WORLD TELECOM S.A. (telecommunications services)	Santiago (Chile)	CLP	14,000,000	99.90	(*)		LATIN AMERICAN NAUTILUS CHILE
OFFICE AUTOMATION PRODUCTS S.p.A. (in liquidation) (wholesale of magnetic supports)	Rome (Italy)	EUR	90,000	100.00			GRUPPO BUFFETTI
OR.MA INFORMATICA S.r.l (in liquidation) (wholesale of computer products)	Rome (Italy)	EUR	15,000	100.00			GRUPPO BUFFETTI
SCS COMUNICAZIONE INTEGRATA S.p.A. (in liquidation) (marketing and communication consulting)	Rome (Italy)	EUR	600,000	100.00			TELECOM ITALIA MEDIA S.p.A.
TELECOMMUNICATIONS ADVISER LLC (Saturn Venture Partners fund management)	Delaware (USA)	USD	560,280	100.00			TELECOM ITALIA LAB G.P.
TIMNET.COM PERÙ S.A.C. (services for mobile networks)	Lima (Perù)	PEN	1,000	100.00	(*)		TIM PERÙ
TIN WEB S.r.l. (in liquidation) (consulting for the creation of Internet sites)	Milan (Italy)	EUR	10,000	100.00			TELECOM ITALIA MEDIA S.p.A.
TRAINET S.p.A. (in liquidation) (development. operation and sales of lines teaching systems)	Rome (Italy)	EUR	674,446	100.00			TELECOM ITALIA
TRIUMPH-ADLER WOHNUNGSBAU GmbH (dormant) (real estate management)	Nurnberg (Germany)	DM	50,000	100.00			OLIVETTI TECNOST DEUTSCHLAND GmbH
UNDERWOOD Ltd (in liquidation) (manufacture and sale of office equipment)	Toronto (Canada)	CAD	3	100.00			OLIVETTI HOLDING B.V.
WEBNEXT S.r.l. (in liquidation) (development and management of virtual communities)	Milan (Italy)	EUR	100,000	100.00			MATRIX
ZD TECH ITALIA S.p.A. (in liquidation) (ex ZDNET ITALIA S.p.A.) (creation and management of Internet sites)	Milan (Italy)	EUR	100,000	51.00			MATRIX

2003 ANNUAL REPORT	260

List of other subsidiaries and affiliated companies

Name (type of business)	Head office	Share Capital		% owner - ship rights	% of voting rights	Held by
Affiliated companies
ARCHEO S.p.A. (in liquidation) (services)	Bari (Italy)	EUR	464,400	25.00		OFI CONSULTING S.r.l.
CABLE INSIGNIA S.A. (in liquidation) (telecommunications services)	Asuncion (Paraguay)	PYG	1,000,000,000	75.00		TELECOM PERSONAL
CLIPPER S.p.A. (in liquidation) (marketing and communication consulting)	Rome (Italy)	EUR	100,000	50.00		SCS COMUNICAZIONE INTEGR. (in liq.)
CROMA S.r.l. (in liquidation) (hardware maintenance)	P. San Giovanni (Perugia, Italy)	EUR	41,317	50.00		WEBRED
CYGENT Inc. (in liquidation) (software development and sale)	California (USA)	USD	52,437,893	36.04		TELECOM ITALIA LAB S.A
DISCOVERITALIA S.p.A. (services relating to communications)	Novara (Italy)	EUR	2,048,520	24.98		TELECOM ITALIA MEDIA S.p.A.
E-UTILE S.p.A. (ICT solutions and services for companies in the field of public utilities)	Milan (Italy)	EUR	482,000	51.00		SIEMENS INFORMATICA
INTERNATIONAL INFORMATION SERVICES (sale of computer systems and software products)	Moscow (Russia)	RUB	1,000,000	50.00		OLIVETTI HOLDING B.V.
IN.VA. S.p.A. (computer activities)	Aosta (Italy)	EUR	520,000	40.00		TELECOM ITALIA
IN.VA. CONSULTING S.r.l. (computer activities)	Aosta (Italy)	EUR	75,400	55.00		IN.VA.
IN.VA. SISTEMI INFORMATIVI TERRITORIALI S.r.l. (computer activities)	Aosta (Italy)	EUR	75,000	55.00		IN.VA.
ISCE Investor in Sapient & Cuneo EURpe S.A. (investment company)	Luxembourg	EUR	4,334,400	25.00		TELECOM ITALIA MEDIA S.p.A.
LOMBARDIA INTEGRATA S.p.A.- SERVIZI INFOTELEMATICI - PER IL TERRITORIO-LI.SIT. (computer services and products for the local public administration)	Milan (Italy)	EUR	6,500,000	24.20 11.00		TELECOM ITALIA FINSIEL
NETEX S.r.l. (in liquidation) (activities relating to the contract regarding the license of the software of Netex Ltd)	Milan (Italy)	EUR	10,001	50.00		MATRIX
OCN TRADING S.r.l. (in liquidation) (trading company)	Ivrea (Turin, Italy)	EUR	41,317	40.00		TELECOM ITALIA
OPS S.r.l. (call center services)	Milan (Italy)	EUR	10,200	45.00		TELEVOICE S.p.A.
PARCO DORA BALTEA S.p.A. (various services connected with the real estate sector)	Ivrea (Turin, Italy)	EUR	300,000	33.33		OLIVETTI MULTISERVICES
TTI ILETISIM VE HABERLESME HIZMETLERY A.S. (mobile telephone services)	Istanbul (Turkey)	TRL	100,000,000,000	40.00		TIM INTERNATIONAL
UBA - NET S.A. (in liquidation) (teledidactic services)	Buenos Aires (Argentina)	ARS	12,000	50.00		TRAINET (in liquidation)
VOICEMAIL INTERNATIONAL Inc. (in liquidation) (teledidactic services)	California (USA)	USD	48,580	37.07		TELECOM ITALIA

Consortium subsidiaries
CONSORZIO ENERGIA GRUPPO TELECOM ITALIA (cooordination of power for fixed and mobile networks	Rome (Italy)	EUR	10,000	50.00 50.00		TELECOM ITALIA TELECOM ITALIA MOBILE
of the associated companies)
CONSORZIO IRIS BENI CULTURALI (filing and recovery of documents and system assistance for the Ministry of Cultural Works and the Environment)	Rome (Italy)	EUR	171,600	90.90 9.10		FINSIEL IT TELECOM
CONSORZIO MAEL (consortium services)	Rome (Italy)	EUR	52,000	60.00 40.00		OLIVETTI TECNOST S.p.A. TIEMME SISTEMI S.r.l.
CONSORZIO NAUTILUS (professional training)	Rome (Italy)	EUR	30,000	31.00 20.00		TELECOM ITALIA LEARNING SERVICES MEDITERRANEAN NAUTILUS Ltd
CONSORZIO SESIT (in liquidation) (realization of the integrated information system for the Ministry of Transport and Navigation)	Rome (Italy)	EUR	51,646	70.00		FINSIEL
CONSORZIO TURISTEL (information systems for tourism)	Rome (Italy)	EUR	77,469	33.33 33.33		IT TELECOM FINSIEL

2003 ANNUAL REPORT	261

List of other subsidiaries and affiliated companies

Name (type of business)	Head office	Share Capital		% owner - ship	% of voting rights	Held by
Consortium affiliates
A R S CONSORZIO ANTICHITÀ RICERCA E SVILUPPO (in liquidation) (designs to improve and renovate cultural works)	Rome (Italy)	EUR	51,646	25.00		TELECOM ITALIA
CONSORZIO ACCAM (automation of the communication centers of the agencies and operating units of the Air Force)	Rome (Italy)	EUR	6,120	33.33		FINSIEL
CONSORZIO C.O.M.P.A. (in liquidation) (study and monitoring of the problems of the Padano-Adriatico basin and professional training)	Bologna (Italy)	EUR	180,760	20.00		FINSIEL
CONSORZIO CSIA (in liquidation) (information systems for the State agency for the agricultural market)	Rome (Italy)	EUR	206,583	44.00		FINSIEL
CONSORZIO DREAMFACTORY (promotion and development of new economy in the weak areas of the Nation)	Rome (Italy)	EUR	20,000	20.00		TELECOM ITALIA
CONSORZIO E-TELEVISION (professional training)	Rome (Italy)	EUR	10,000	50.00		TELECOM ITALIA LEARNING SERVICES
CONSORZIO ITALTEL TELESIS (in liquidation) (integrated telematic systems)	Milan (Italy)	EUR	516,456	100.00		ITALTEL S.p.A.
CONSORZIO LABORATORIO DELLA CONOSCENZA (realization of a research project for innovative remote professional training and platforms in Naples)	Naples (Italy)	EUR	51,646	25.00 25.00		TELECOM ITALIA TELECOM ITALIA LEARNING SERVICES
CONSORZIO LA CARTA DI VENEZIA (in liquidation) (integrated services for the metropolitan area of Venice)	Venice (Italy)	EUR	10,500	50.00		VENIS
CONSORZIO OMNIA (in liquidation) (hardware maintenance)	Perugia (Italy)	EUR	2,582	50.00		WEBRED
CONSORZIO REISSFORM (services and consulting regarding professional training and management)	Rome (Italy)	EUR	51,646	50.00		TELECOM ITALIA LEARNING SERVICES
CONSORZIO SCUOLA SUPERIORE ALTA FORMAZIONE UNIVERSITÀ FEDERICO II (professional training)	Naples (Italy)	EUR	127,500	20.00		TELECOM ITALIA MOBILE
CONSORZIO S.I.A.R.C. (in liquidation) (supply of computer products and services)	Naples (Italy)	EUR	25,821	30.00		TELECOM ITALIA
CONSORZIO SIMT (information systems for the General Management of the civil traffic and transport control authority)	Rome (Italy)	EUR	51,646	45.00		FINSIEL
CONSORZIO STOAMED (projects and management of technologically advanced services regarding professional training)	Ercolano (Naples, Italy)	EUR	10,000	30.00		TELECOM ITALIA LEARNING SERVICES
CONSORZIO IRI TELEMATICA CALABRIA -TELCAL (planning and development of the organic project “Piano Telematico Calabria”)	Catanzaro (Italy)	EUR	877,975	24.00 24.00		TELECOM ITALIA INTERSIEL
CONSORZIO TELEMED (in liquidation) (telematic activities for social and sanitary assistance)	Rome (Italy)	EUR	103,291	33.33		TELECOM ITALIA
E O CONSORZIO (in liquidation) (services for professional training)	Rome (Italy)	EUR	30,987	50.00		TELECOM ITALIA
NAVIGATE CONSORTIUM (terrestrial and satellite networks)	Milan (Italy)	EUR	567,000	20.00		TELECOM ITALIA

[*]	The percentage of ownership includes ordinary shares/quotas held by members of the Board of Directors/Managers, as required by local laws in order to hold the post of Director /Manager, or held by trustees.

2003 ANNUAL REPORT	262

ANNEX 8

OTHER MAJOR EQUITY HOLDINGS AS PER CONSOB RESOLUTION N. 11971 OF MAY 14, 1999

Name (type of business)	Head office	Share Capital		% owner- ship	% of voting rights	Held by
ANCITEL S.p.A. (telecommunications services)	Rome (Italy)	EUR	1,087,232	8.55 7.13		TELECOM ITALIA INSIEL
BEMAR SERVEIS OFIMATICS S.L. (import export of articles for the office)	Barcelona (Spain)	EUR	12,000	15.00		OLIVETTI TECNOST ESPANA S.A.
CIFRA S.c.a.r.l. (information technology activities)	Cagliari (Italy)	EUR	92,964	16.67		KRENESIEL
COMUNICARE VIA SATELLITE S.r.l. (in liquidation) (sale of services relating to TV business)	Republic of San Marino	EUR	72,000	15.00		INTELCOM SAN MARINO
ELETTROCLICK S.p.A. (in bankruptcy) (software production)	Milan (Italy)	EUR	127,420	14.70		TELECOM ITALIA MEDIA S.p.A.
EUROFLY SERVICE S.P.A. (financing)	Turin (Italy)	EUR	4,275,000	16.33		TELECOM ITALIA
FIN.PRIV. S.r.l. (financing)	Milan (Italy)	EUR	20,000	14.29		TELECOM ITALIA
IFM INFOMASTER S.p.A. (planning and realization of call center solutions)	Genoa (Italy)	EUR	161,765	12.00		TELECOM ITALIA LAB S.A.
INSULA S.p.A. (telecommunications services)	Mestre (Venice, Italy)	EUR	2,064,000	12.00		TELECOM ITALIA
IPV LTD (Internet services)	Cambridge (UK)	GBP	265,837	12.54		OLIVETTI TELEMEDIA INV. B.V.
ITALBIZ.COM Inc. (management of an Internet site)	California (USA)	USD	4,720	19.50		TELECOM ITALIA MEDIA S.p.A.
PAS GROUP - Professional Application Software S.r.l. (manufacture of software)	Milan (Italy)	EUR	91,800	16.67		EUSTEMA
PIEDMONT INTERNATIONAL S.A. (financing)	Luxembourg	USD	9,192,500	19.58	11.92	OLIVETTI INTERNATIONAL S.A.
POLCESCA S.r.l. in liquidation) (managenent of information services)	Bologna (Italy)	EUR	89,000	16.67		FINSIEL
RETAIL NETWORK SERVICES B.V. (investment holding company)	Amsterdam (Holland)	EUR	15,129,484	13.65		OLIVETTI TECNOST S.p.A.
SOLPART PARTICIPACOES S.A. (holding company for investment in Brasil Telecom Participaçoes S.A.)	Rio de Janeiro (Brazil)	BRL	2,011,250,000	31.59	19.00	TELECOM ITALIA INTERNATIONAL
TWICE SIM S.p.A. (investment services)	Milan (Italy)	EUR	8,450,000	14.23		TELECOM ITALIA MEDIA S.p.A.
VIRTUALAND PARK S.p.A. (in liquidation) (information services)	Castiglione del Lago (Perugia, Italy)	EUR	103,280	12.50		WEBRED

2003 ANNUAL REPORT	263

INDEPENDENT AUDITORS’ REPORT

AUDITORS’ REPORT

pursuant to article 156 of Legislative Decree of February 24,1998, n. 58

(Translation from the original Italian text)

To the Shareholders

of Telecom Italia S. p. A.

1.	We have audited the consolidated financial statements of Telecom Italia S.p.A. as of and for the year ended December 31, 2003. These financial statements are the responsibility of the Telecom Italia S.p.A.’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	Our audit was made in accordance with auditing standards and procedures recommended by CONSOB. In accordance with such standards and procedures we planned and performed our audit to obtain the information necessary in order to determine whether the consolidated financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness of the accounting principles applied and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

The audit of the financial statements of certain subsidiaries and associated companies, which represent respectively 4% and 6% of consolidated total assets and consolidated total revenues, are the responsibility of other auditors.

For our opinion on the consolidated financial statements of the prior year, which are presented for comparative purposes as required by the law, reference should be made to our report dated April 18, 2003.

3.	In our opinion, the consolidated financial statements of Telecom Italia S.p.A. comply with the Italian regulations governing consolidated financial statements; accordingly, they clearly present and give a true and fair view of the consolidated financial position of Telecom Italia S.p.A, as of December 31, 2003, and the consolidated results of its operations for the year then ended.

2003 ANNUAL REPORT	264

4.	On August 4, 2003 the merger of Telecom Italia S.p.A. into Olivetti S.p.A. (renamed Telecom Italia S.p.A.) became effective. The merger was approved by the extraordinary shareholders’ meeting of the respective companies held on May 24, 2003 and May 26, 2003. The related effects, including the reassessment of remaining useful life of the consolidation difference, arc described in the explanatory notes.

Turin, April 15, 2004

Reconta Ernst & Young S.p.A.

signed by: Felice Persico (Partner)

2003 ANNUAL REPORT	265

BALANCE SHEETS

ASSETS

(in euro)

			12/31/2003			12/31/2002 (°)
RECEIVABLES FROM SHAREHOLDERS FOR CAPITAL CONTRIBUTIONS
INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS
- INTANGIBLE ASSETS
Start-up and expansion costs			23,008,099			50,496,231
Industrial patents and intellectual property rights			882,699,375			—
Concessions, licenses, trademarks and similar rights			850,025			—
Goodwill			1,144,583			—
Work in progress and advances to suppliers			477,639,011			—
Other intangibles			99,238,269			2,362,175
TOTAL INTANGIBLE ASSETS			1,484,579,362			52,858,406
- FIXED ASSETS
Land and buildings			1,106,851,118			—
Plant and machinery			10,050,719,281			277,269
Manufacturing and distribution equipment			10,048,945			—
Other fixed assets			48,846,328			767,173
Construction in progress and advances to suppliers			626,257,125			33,343
TOTAL FIXED ASSETS			11,842,722,797			1,077,785
- LONG-TERM INVESTMENTS
Equity investments in
subsidiaries			34,188,394,538			22,693,511,448
affiliated companies			450,394,506			44,935,728
other companies			220,159,093			149,090,191
Total equity investments			34,858,948,137			22,887,537,367
Advances on future capital contributions			136,237,932			—
Accounts receivable	(*)			(*)
subsidiaries	2,890,502		67,097,561			—
affiliated companies	95,535		54,489,396			15,879,855
other receivables	68,613,790		157,428,512	9,024,236		63,205,378
Total accounts receivable	71,599,827		279,015,468	9,024,236		79,085,233
Treasury stock (total par value euro 700 thousand at 12/31/2003)			2,298,156			2,298,156
TOTAL LONG-TERM INVESTMENTS			35,276,499,693			22,968,920,756

TOTAL INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS			48,603,801,852			23,022,856,947

ATTIVO CIRCOLANTE
- INVENTORIES
Contract work in process			23,341,218			—
Finished goods and merchandise merchandise			65,194,154			—
TOTAL INVENTORIES			88,535,372			—
- ACCOUNTS RECEIVABLE	(	* *)		(	* *)
Trade accounts receivable			3,703,449,848			997,697
Accounts receivable from subsidiaries			3,075,289,042			497,121,677
Accounts receivable from affiliated companies			96,774,507			142,885
Other receivables due from
Government and other public entities for grants and subsidies			30,748,076
deferred tax assets	2,055,138,575		3,229,915,964	609,000,000		613,917,465
other receivables			2,169,982,494			830,707,614
Total other receivables	2,055,138,575		5,430,646,534	609,000,000		1,444,625,079
TOTAL ACCOUNTS RECEIVABLE			12,306,159,931			1,942,887,338
- SHORT-TERM FINANCIAL ASSETS
Equity investments in subsidiaries			166,190,144			299,331,037
Other equity investments			21,315			2,755,510
Other securities			16,178,765			47,540,867
Receivables for the sale of securities			—			961,066
TOTAL SHORT-TERM FINANCIAL ASSETS			182,390,224			350,588,480
- LIQUID ASSETS
Bank and postal accounts			204,634,612			518,639,674
Checks			47,595			—
Cash and valuables on hand			568,855			3,431
TOTAL LIQUID ASSETS			205,251,062			518,643,105

TOTAL CURRENT ASSETS			12,782,336,589			2,812,118,923

ACCRUED INCOME AND PREPAID EXPENSES
Issue discounts and similar charges			110,621,576			126,510,628
Accrued income and other prepaid expenses			453,188,766			414,077,727

TOTAL ACCRUED INCOME AND PREPARED EXPENSES			563,810,342			540,588,355

TOTAL ASSETS			61,949,948,783			26,375,564,225

(°)	Amounts refer to the merging company Olivetti

(*)	Amounts due within one year

(**)	Amounts due beyond one year

2003 ANNUAL REPORT	267

LIABILITIES AND SHAREHOLDERS’ EQUITY

(in euro)

			12/31/2003			12/31/2002 (°)
SHAREHOLDERS’ EQUITY
- SHARE CAPITAL			8,853,990,645			8,845,239,632
- SHARE CAPITAL INCREASES AWAITING REGISTRATION
IN COMPANIES REGISTER UNDER ART. 2444 CIV. CODE - ADDITIONAL PAID-IN CAPITAL			— 88,376,636			200,198 3,765,365,301
- ADDITIONAL PAID-IN CAPITAL ON SHARE CAPITAL INCREASES AWAITING REGISTRATION IN COMPANIES REGISTER AND ON SHARES TO BE ISSUED			—			126,941
- RESERVES FOR INFLATION ADJUSTMENTS			—			1,128,827
- LEGAL RESERVE			1,834,686,976			920,809,760
- RESERVE FOR TREASURY STOCK IN PORTFOLIO			2,298,156			2,298,156
- MISCELLANEOUS RESERVES
Reserve Law No. 488/92			118,677,664			—
Reserve Law No. 342 of 11/21/2000, art. 14			—			—
Reserve, L.D. No. 124/93, ex art. 13			185,808			—
Reserve D.P.R. No. 917/86 ex art. 74			5,749,710			—
Special reserve			—			1,888,261,068
Reserve for capital grants			498,701,503			—
Miscellaneous income reserves			—			—
Miscellaneous reserves			119,012,282			147,827,871
Merger surplus reserve			2,188,528,994			—
TOTAL MISCELLANEOUS RESERVES			2,930,855,961			2,036,088,939
- RETAINED EARNINGS (ACCUMULATED DEFICIT)			—			(299,930,180)
- NET INCOME (LOSS)			2,645,902,665			(6,239,962,549)

TOTAL SHAREHOLDERS’ EQUITY			16,356,111,039			9,031,365,025

RESERVES FOR RISKS AND CHARGES
Reserves for taxes			119,410,092			—
Other reserves			657,917,133			336,309,681

TOTAL RESERVES FOR RISKS AND CHARGES			777,327,225			336,309,681

RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES			972,412,757			2,587,158

LIABILITIES	(**	)		(**	)
Debentures	8,264,982,800		9,764,982,800	3,900,000,000		3,900,000,000
Convertible debentures	2,829,005,585		4,159,569,459	4,184,127,509		4,184,127,509
Due to banks	286,787,391		1,191,093,982	20,270,104		690,728,656
Due to other lenders	462,538,177		781,884,860	34,489,703		37,332,326
Advances			22,723,406			3,772,422
Trade accounts payable			1,929,794,121			8,989,315
Accounts payable to subsidiaries	9,071,133,778		20,543,520,078	3,743,567,709		6,373,772,989
Accounts payable to affiliated companies			84,770,489			586,256
Taxes payables			379,080,287			282,587,074
Contributions to pension and social security institutions	466,543,787		626,768,912			373,603
Other liabilities	441,373		1,911,283,963			17,685,785

TOTAL LIABILITIES	21,381,432,891		41,395,472,357	11,882,455,025		15,499,955,935

ACCRUED EXPENSES AND DEFERRED INCOME			2,448,625,405			1,505,346,426

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			61,949,948,783			26,375,564,225

(°)	Amounts refer to the merging company Olivetti

(**)	Amounts due beyond one year

MEMORANDUM ACCOUNTS

(in euro)

	12/31/2003	12/31/2002 (°)
GUARANTEES PROVIDED
Sureties
on behalf of subsidiaries	29,654,575,978	15,044,400,525
on behalf of affiliated companies	106,450,253	4,690,500
on behalf others	153,080,279	47,819,991

TOTAL GUARANTEES PROVIDED	29,914,106,510	15,096,911,017

COLLATERAL PROVIDED	—	—

PURCHASES AND SALES COMMITMENTS	159,844,095	7,965,095

OTHER MEMORANDUM ACCOUNTS	18,549,141	3,810,000

TOTAL MEMORANDUM ACCOUNTS	30,092,499,746	15,108,686,112

(°)	Amounts refer to the merging company Olivetti

2003 ANNUAL REPORT	268

STATEMENTS OF INCOME

(in euro)

	2003	2002 (°)
PRODUCTION VALUE
Sales and service revenues	16,033,200,607	—
Changes in inventory of contract work in process	6,431,985	—
Increases in capitalized internal construction costs	59,848,159	—
Other revenue and income
operating grants	8,811,916	—
other	211,339,575	13,598,043
Total other revenue and income	220,151,491	13,598,043

TOTAL PRODUCTION VALUE	16,319,632,242	13,598,043

PRODUCTION COSTS
Raw materials, supplies and merchandise	378,200,723	232,022
Services	5,215,924,337	26,361,228
Use of property not owned	639,563,595	2,383,471
Personnel costs
wages and salaries	1,757,078,867	4,898,745
social security contributions	557,588,452	1,409,992
termination indemnities	131,362,346	24,045
other costs	50,385,900	7,424,646
Total personnel costs	2,496,415,565	13,757,428
Amortization, depreciation and writedowns
amortization of intangible assets	614,766,202	31,608,133
depreciation of fixed assets	2,304,065,561	1,194,871
other writedowns of intangibles and fixed assets	—	—
writedowns of receivables included in current assets and liquid assets	198,983,107	—
Total amortization, depreciation and writedowns	3,117,814,870	32,803,004
Changes in inventory of raw materials, supplies and merchandise	(12,398,195)	—
Provisions for risks	14,430,827	—
Other provisions	—	—
Miscellaneous operating costs
losses on disposals of assets	15,612,246	—
TLC license fee	21,817,191	—
other miscellaneous costs	293,134,325	2,730,313
Total miscellaneous operating costs	330,563,762	2,730,313

TOTAL PRODUCTION COSTS	(12,180,515,484)	(78,267,466)

OPERATING INCOME (LOSS)	4,139,116,758	(64,669,423)

FINANCIAL INCOME AND EXPENSE
Income from equity investments
dividends from subsidiaries	1,908,322,292	1,263,062,409
dividends from affiliated companies	5,200,000	—
dividends from other companies	6,021,771	3,723,837
other income from equity investments	87,165,135	712,567,263
Total income from equity investments	2,006,709,198	1,979,353,509
Other financial income from
accounts receivable included in long-term investments
subsidiaries	3,443,158	402
affiliated companies	6,169,478	1,355
other	6,816,902	1,418
Total from accounts receivable included in long-term investments	16,429,538	3,175
securities, other than equity investments, included in long-term investments	—	—
securities, other than equity investments, included in current assets	1,788,446	3,063,050
other income
interest and fees from subsidiaries	29,963,561	7,468,984
interest and fees from affiliated companies	408,523	151,716
interest and fees from others and miscellaneous income	81,243,470	30,709,474
Total other income	111,615,554	38,330,174
Total other financial income	129,833,538	41,396,399
Interest and other financial expense
interest and fees paid to subsidiaries	849,565,365	607,163,943
interest and fees paid to affiliated companies	305,547	—
interest and fees paid to others and miscellaneous expense	1,684,181,492	244,843,139
Total interest and other financial expense	(2,534,052,404)	(852,007,082)

TOTAL FINANCIAL INCOME AND EXPENSE	(397,509,668)	1,168,742,826

2003 ANNUAL REPORT	269

(in euro)
	2003	2002 (°)
VALUE ADJUSTMENTS TO FINANCIAL ASSETS

Upward adjustments of equity investments	76,570,384	—
Total upward adjustments	76,570,384	—

Writedowns of equity investments	437,583,619	8,400,396,263
securities, other than equity investments, included in current assets	127,692
Total writedowns	(437,711,311)	(8,400,396,263)

TOTAL VALUE ADJUSTMENTS TO FINANCIAL ASSETS	(361,140,927)	(8,400,396,263)
EXTRAORDINARY INCOME AND EXPENSE
Income
gains on disposals	36,532,312	238,849,887
miscellaneous	1,014,506,842	1,447,518
Total income	1,051,039,154	240,297,405
Expense
losses on disposals	387,804,138	70,547,485
prior years’ taxes	6,749,918	1,213,055
provisions and writedowns of equity investments	1,278,544,563	—
miscellaneous	1,030,248,282	4,274,051
Total expense	(2,703,346,901)	(76,034,591)

TOTAL EXTRAORDINARY ITEMS	(1,652,307,747)	164,262,814

INCOME (LOSS) BEFORE TAXES	1,728,158,416	(7,132,060,046)

Income taxes
current taxes	109,342,169	61,340,000
deferred taxes	(1,027,086,418)	(953,437,497)

Total income taxes	917,744,249	892,097,497

NET INCOME (LOSS)	2,645,902,665	(6,239,962,549)

(°)	Amounts refer to the merging company Olivetti

2003 ANNUAL REPORT	270

NOTES TO THE FINANCIAL STATEMENTS

INTRODUCTION

The statutory financial statements for the year ended December 31, 2003 have been prepared in accordance with the provisions of the Italian Civil Code, interpreted by the accounting principles issued by the National Boards of Dottori Commercialisti e dei Ragionieri and consist of the balance sheet, the statement of income and these notes thereto. The statement of cash flows, although presented in the Report on Operations, constitutes an integral part of these Notes to the financial statements pursuant to art. 2423, paragraph 3 of the Italian Civil Code. As a result of the merger of Telecom Italia S.p.A. in Olivetti S.p.A., Olivetti changed its corporate business purpose to include that of Telecom Italia which, among other things, comprises telecommunications services, and wherein it is also contemplated that the activity of an industrial holding company is not a predominant activity, which, up to the date of the merger, had been the principal business of Olivetti. As a result of this change, the notes need no longer present the information requested by Consob for investment holding companies contained in Communication No. 94001437 dated February 23, 1994.

Reclassifications made to certain captions of the financial statements have also been made to the financial statements at December 31, 2002 for purposes of comparison.

As stated in the comments on the reclassified statement of income, balance sheet and statement of cash flows included in the Report on Operations, the figures for the year 2003, presented in the financial statements and in the related Notes, take into account the effects – as from January 1, 2003 for accounting and tax purposes – of the merger of the merged company Telecom Italia S.p.A. in Olivetti S.p.A. (subsequently renamed Telecom Italia S.p.A.) and of the following related transactions: the exercise, by dissenting Olivetti shareholders, of the right of withdrawal as a result of the resolution passed by the Shareholders’ Meeting which approved the plan of merger and the adoption of new by-laws, as well as the voluntary partial tender offer by Olivetti for the ordinary and savings shares issued by Telecom Italia.

The Notes to the financial statements provide evidence of the effects inherent to the Olivetti and Telecom Italia merger by presenting in the balance sheet the contributions from the merged company (also including those from Telecom Italia LAB, a company merged in turn in Telecom Italia S.p.A., effective as from January 1, 2003 for accounting and tax purposes). Furthermore, for purposes of ensuring suitable comparisons, the comments to the statement of income and the balance sheet include, respectively, the comparative figures for the year 2002 and at December 31, 2002 that have been restated to give effect to the merger alone as of January 1, 2002. Such figures are presented in a condensed format in the report on operations.

During 2003, there were no exceptional cases causing recourse to the departures allowed by art. 2423, paragraph 4, of the Italian Civil Code. Lastly, consolidated financial statements are presented together with the statutory financial statements of Telecom Italia S.p.A. as required by the Legislative Decree No. 127/1991.

All amounts are stated in thousands of euro, unless otherwise indicated.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the valuation of the components of the financial statements for the year ended December 31, 2003 conform to those set forth by art. 2426 of the Italian Civil Code. Such accounting policies have been applied on a basis consistent with the prior year, except for the comments below in respect of intangible asses and equity investments.

Intangible assets

Intangible assets are recorded at acquisition or production cost and are amortized on the straight-line method over their estimated period of benefit.

Intangible assets are written down when there is a permanent impairment to below their net book value, in accordance with article 2426, paragraph 1, item 3 of the Italian Civil Code. The original recorded value will be reinstated in subsequent years if the underlying assumptions are no longer correct.

Beginning from the year 2003, the method of calculating the amortization charge of certain intangible assets has been changed by aligning the amortization starting date to the date the asset actually came into use. That change has resulted in a decrease in the amortization charge for the year for intangible assets of euro 147,742 thousand.

2003 ANNUAL REPORT	271

Intangible assets specifically refer to the following:

“Start-up and formation costs”, which are amortized over a period of five years starting from the time the asset produces an economic benefit.

“Industrial patents and intellectual property rights”, which are amortized over their estimated period of benefit on a five-year basis (industrial patents) or on a three-year basis (software), starting from the time the asset produces an economic benefit.

“Concessions, licenses, trademarks and similar rights”, which refer mainly to satellite utilization rights and are amortized over the contract period.

“Goodwill”, which relates to the acquisition of the “administrative services” business segment from Holding Media e Comunicazioni, TIM, Finsiel and Telecom Italia Media and is amortized over five years.

“Others”, which refer almost entirely to leasehold improvements. Amortization is calculated on the basis of the lesser of the period of future economic benefit or the residual lease period, starting from the time the expenses are incurred or from the time the asset produces an economic benefit.

“Research, development and advertising costs” are charged to income in the year incurred.

Fixed assets

Fixed assets are recorded at acquisition or production cost and depreciated on the straight-line method at rates determined on the basis of their estimated remaining useful life and include inflation adjustments.

Fixed assets are written down when there is a permanent impairment to below their net book value, in accordance with article 2426, paragraph 1, item 3 of the Italian Civil Code. The original recorded value will be reinstated in subsequent years if the underlying assumptions are no longer correct.

Construction in progress is stated at the amount of direct costs incurred (materials used for or intended for installations, third-party services, miscellaneous expenses, internal design costs, as well as company labor). The value of fixed assets does not include maintenance costs incurred for their upkeep to guarantee their expected useful life, their original capacity and productivity, and costs borne to repair malfunctions and failures; such expenses are charged to the statement of income in the year incurred.

Depreciation is calculated on the basis of the estimated useful lives of the installations.

Total accumulated depreciation for fixed assets was upwardly adjusted where called for by the special laws.

The elimination, disposal or sale of fixed assets is recorded in the financial statement by eliminating the cost and accumulated depreciation from the financial statements and booking the related gain or loss in the statement of income.

Equity investments

Equity investments considered long-term in nature are recorded in long-term investments or, if acquired for subsequent sale, recorded in short-term financial assets.

Starting from the financial statements for the year ended December 31, 2003, Telecom Italia changed the method of determining cost flows for investments included in long-term investments and short-term financial assets from the “continuous LIFO” method to the “weighted average cost method for each movement”.

This change had no significant effect on 2003 financial statements of Telecom Italia.

The acquisition cost is increased by statutory inflation adjustments, as well as the voluntary one made to several investments during the preparation of the financial statements at December 31, 1981, as well as the cancellation deficit, attributed to TIM shares and which arose from the merger of Telecom Italia S.p.A. in Olivetti S.p.A., being the difference between the carrying value of the cancelled shares of the merged company and the underlying share of net equity.

The carrying value of investments recorded in long-term investments is adjusted for any reasonable expectations of a decline in profitability or recoverability in future years.

In the case of a permanent impairment, the value of such equity investments is written down and the impairment in value in excess of the corresponding carrying value is recorded in “reserves for risks and charges”.

Equity investments included under current assets are stated at the lower of the cost of acquisition and estimated realizable value, represented by the year-end prices on the electronic trading market of the Italian stock exchange and the NASDAQ.

The costs of investments in foreign companies have been translated at historical exchange rates prevailing at the time of acquisition or subscription.

Writedowns of investments, whether included in long-term investments or current assets, will be reversed in subsequent years if the underlying assumptions are no longer correct.

2003 ANNUAL REPORT	272

Other securities (other than equity investments) recorded in short-term financial assets

Securities recorded in current assets are valued at the lower of cost of acquisition and realizable value based on market prices; if, in future years, the underlying assumptions for the writedowns are no longer correct, the carrying value will be adjusted to market value up to the amount of original cost.

Securities acquired under repurchase agreements, for which the obligation exists to resell them at maturity, are included at purchase cost in receivables under short-term financial assets.

Income or expenses relating to these transactions take into account both the difference between the sales price and the purchase price and the interest thereon on the basis of the accrual principle.

Inventories

Inventories – consisting of goods intended for sale, as well as stock on hand of technical materials and replacement parts to be used in the business during the year and for maintenance – are valued at the lower of cost, calculated using the weighted-average method, and realizable value.

The carrying value of goods in stock is reduced, through appropriate writedowns, for obsolete materials.

Inventories include the amount of work on behalf of third parties in progress at the end of the year, valued according to the “costs” already incurred.

Accounts receivable and liabilities

Accounts receivable are stated at estimated realizable value and classified under long-term investments or current assets. They include – as far as telecommunications services are concerned – the amount of services already rendered to customers, already billed or still to be billed, as well as invoices for the sale of telephone and on-line equipment.

Liabilities are shown at their nominal value.

Transactions in foreign currency

Monetary assets and liabilities are accounted for at the exchange rate as of the transaction date and updated to the exchange rates prevailing at year-end. Unrealized positive and negative differences arising from recording foreign currency assets and liabilities at the exchange rates at the transaction date and at the year-end date are recorded in the statement of income, respectively, in “financial income” and “financial expense”.

Securitization

The total amount of receivables sold under securitization transactions is reversed from the balance sheet with a contra-entry for the consideration received on the sale; the amount paid is represented by the non-repeatable amount received immediately (without recourse) whereas the deferred portion is recorded in Other receivables (financial) in current assets. This balance sheet caption is presented net of the relative allowance account calculated on the basis of estimated realizable value; the change in the allowance account is booked in Financial expense in the statement of income. The difference between the carrying value of the receivables sold and the agreed consideration on the sale is recognized in the statement of income in Miscellaneous operating costs, for the trading portion, and in Interest and other financial expense, for the financial portion. The costs and expenses relating to the start-up and implementation of the securitization program (arrangement, underwriting, legal, rating, audit and other expenses) were charged directly to the 2001 statement of income in Costs for Services by the merged company.

Accruals and deferrals

These items are recorded on the accrual basis. “Issue discounts and similar charges” consist of costs in connection with long-term loans, which are charged to the statement of income over the period of the loan in proportion to the accrued interest.

Reserves for risks and charges

“For taxes”: this reserve includes provisions for estimated tax charges (including any surtaxes and late payment interest) on positions not yet agreed or in dispute.

“For deferred taxes”: this reserve includes deferred taxes calculated as described in the note on income taxes.

“Other reserves”: these reserves relate primarily to provisions to cover risks and charges for losses or liabilities of certain or likely existence whose amount or date of occurrence could, however, not be determined at the end of the year. The provisions reflect the best possible estimate, based on the commitments made and on the data available.

Reserve for employee termination indemnities

The amount of this reserve is determined in accordance with current laws (in particular Law No. 297 of May 29, 1982, which provides for fixed and variable cost-of-living adjustments) and collective bargaining agreements. The reserve is adjusted to the liability matured at the end of the year for personnel in force at that date and is net of advances paid.

2003 ANNUAL REPORT	273

Employee benefit obligations under Law No. 58/1992

With regard to Telecom Italia’s obligation under Law No. 58/1992 to guarantee a uniform insurance status under the Telephone Workers’ Social Security Fund - FPT (part of the general “Employees Pension Fund” beginning January 1, 2000) to all employees in service companies (Stet, Sip, Italcable and Telespazio) as of February 20, 1992, as well as those who moved from the Public Administration to Iritel, Article 66, paragraph 1 of Legislative Decree 331/1993 and converted into Law No. 427/1993 specifies that the sums due to the Fund should be recorded in the financial statements and are tax deductible in the years in which the fifteen equal annual deferred installments are paid to discharge this obligation.

At the present time, the amount of the liability, which will be determined by the National Social Security Institute (Istituto Nazionale della Previdenza Sociale - INPS), can be estimated only roughly, due to problems relating to the interpretation and application of the social security legislation and to the lack of certain data which only the social security institutions currently possess (at December 31, 2003, INPS had notified the Company of around 97% of the positions, the uniform insurance status of which gives rise to expenses for Telecom Italia).

A dispute concerning the application and interpretation of this law arose with INPS regarding the exclusion from the estimates under Law No. 58/1992 of all employees (except for employees of the former Iritel) who had already filed an application to join pursuant to Law No. 29/1979 before February 20, 1992, even though that application had not been processed by INPS. The position of the Telecom Italia is that the criteria set forth in Law No. 29/1979 – and, therefore, payment of the respective obligations – apply to these employees.

At the present time, the parties have agreed that the differences in interpretation shall be settled through test appeals for a final determination of the correct interpretation of the law in question. While awaiting these decisions, Telecom Italia has agreed to pay, with reservation, the amounts requested by INPS based on the criteria determined by the latter, subject to subsequent equalization adjustments, if the Courts ultimately accept the Company’s interpretation.

Having said that, a reasonable estimate of the principal amount of the liability attributable to Telecom Italia (net of the amounts attributed to Group companies for the employees transferred to those companies) could vary between euro 954 million (partial application of Law 29/1979) and euro 1,275 million (full application of Law 58/1992), of which euro 485 million has already been paid, depending on conflicting interpretations and taking into account all personnel involved. In either case, the impact of the charge should definitely be compatible with the income of future years, since, as allowed under Article 5, paragraph 3 of Law No. 58/1992, the payments requested by INPS are made in fifteen equal annual deferred installments (including annual interest of 5%), based on notification of the expenses by INPS.

The remaining liability for obligations under Law No. 58/1992, to be paid in fifteen annual installments on the basis of the formal requests made by INPS up to December 31, 2003 and the interpretation of said requests, totals (net of the amounts attributed to Group companies for the employees transferred to those companies) euro 1,068 million, of which euro 774 million is for the principal amount and euro 294 million for accrued interest.

Nevertheless, these financial statements at December 31, 2003 include euro 530 million of residual payables to INPS, (net of the amount attributed to Group companies for the employees transferred to those companies), relating to the estimate made for the employees of the former State Company for Telephone Services (ASST) by the special Ministerial Commission established under Law No. 58/1992 upon the transfer of the assets of the Post and Telecommunications Administration to Iritel, and recorded by the latter company in its financial statements at December 31, 1993. As a result, these charges will have no impact on the results of future years, since they were already included in the aforementioned calculation.

The expenses recorded in 2003 in “extraordinary expenses” amount to euro 152 million and include accrued interest. This amount takes into account the above-mentioned expenses paid by Telecom Italia to INPS also on behalf of other Group companies for those employees transferred and covered by the obligation of a uniform insurance status under Law No. 58/1992, recovering the amounts paid from these same companies. The recovery is recorded in the statement of income under “extraordinary income” and amounts to euro 2 million.

Grants

Operating grants (directly credited to the statement of income) and capital grants or grants for installations are recorded in the accounting period in which the paperwork documenting the grants is received, or in the period in which the respective costs are incurred, provided that the certainty of payment is confirmed by established procedures.

The treatment of capital grants and grants for installations in the balance sheet is as follows:

a)	grants received through December 31, 1992, are included under “reserves for risks and charges”. The portions equivalent to the depreciation taken on assets financed with the grants in question (the so-called “available” portion) are transferred to a special equity reserve in order to obtain the benefits allowed under the tax law;

b)	for grants received from January 1, 1993 to December 31, 1997, 50% of the amount received is recorded in a special reserve of shareholders’ equity in order to take advantage of the benefits available under the tax laws, and the remaining 50% is recorded under “deferred income”. These amounts are gradually credited to income in accordance with the pertinent laws;

c)	for grants received from January 1, 1998, the amount is recorded under “deferred income” and gradually credited to the statement of income in relation to the depreciation taken on the assets to which the grants refer.

2003 ANNUAL REPORT	274

Revenues and expenses

Revenues and expenses are recorded on an accrual basis. Revenues relating to telecommunications services are shown gross of the amounts due to other carriers which are recorded, for the same amount, in production costs.

Fees for new access lines and line transfers are recorded as income when the service is provided.

Dividends from subsidiaries are recorded on the maturity principle, that is, in the year when the income from which they are paid is earned by the subsidiaries, providing there is a substantial certainty that they will be paid, and, in any event, when the shareholders’ resolution declaring the dividend is passed or when the appropriation of net income is set forth in the preliminary financial statements prepared by management of the subsidiaries prior to the Board Meeting of the parent company that resolves upon the financial statements.

Dividends from affiliated companies and other companies, on the other hand, are recognized in the statement of income according to the accrual principle, that is, in the year in which the respective right to the receivable arises, following the declaration of dividends approved by the shareholders’ resolution of those companies.

Following the tax reform introduced by Legislative Decree 344/2003, which, among other things, changed the system for the taxation of dividends, beginning from the financial statements for the year ended December 31, 2003, tax credits on dividends accrued under the maturity principle are no longer recognized.

Income taxes

Current income taxes are computed on the basis of a realistic estimate of the income tax charge according to the tax laws in force; the related income tax payable is shown net of payments on account, withholding taxes and tax credits in “income taxes payable”. Any net receivable position is shown in “other receivables”.

Deferred income taxes are calculated on the basis of the temporary differences between the value attributed to the assets and liabilities for statutory purposes and the value attributed to the same assets and liabilities for tax purposes, as well as on the consolidation adjustments in the consolidated financial statements. Deferred tax assets, including benefits from tax loss carryforwards, are booked in “other receivables” in current assets. The tax benefit relating to tax loss carryforwards is recorded only when there is reasonable certainty of recovery.

Deferred tax assets and liabilities are offset, whenever the assumptions for doing so exist. Deferred taxes on tax-deferred reserves and funds are booked if such reserves will be distributed or, in any case, utilized and their distribution or utilization gives rise to a tax charge.

Leased assets

Capital goods acquired under leasing agreements are recognized in the financial statements by a method consistent with current legislation, which requires that leasing payments be recorded as operating costs.

Memorandum accounts

“Guarantees provided” are shown for the amount of the remaining liability or other obligation guaranteed; those provided in foreign currencies are translated at year-end exchange rates.

“Purchases and sales commitments” are determined on the basis of the unperformed portion of contracts outstanding at the end of the fiscal year which do not fall under the normal “operating cycle”.

Derivative financial instruments

Derivative financial instruments are used by Telecom Italia S.p.A. to hedge exposure to interest rate and exchange rate risks.

For derivative financial instruments used to hedge interest rate risks, the interest differentials are recorded in the statement of income in “financial income and expense” based on the accrual principle.

For financial instruments used to hedge exchange rate risks, the cost (or “financial component” calculated as the difference between the rate at the date of stipulating the contract and the forward rate) is recorded in the statement of income in “financial income and expense” based on the accrual principle.

Premiums relating to option-type financial instruments are recorded in “other liabilities” or “other receivables” and, if exercised, are considered as an incidental charge to the purchase or sale value of the underlying instruments; if the option is not exercised the premium is recorded in the statement of income under financial income (financial expense).

In this manner, the derivative financial instruments are valued consistently with the underlying asset and liability, for each transaction, and any net expense is recognized in the statement of income.

Option-type derivative financial instruments existing at the end of the year are valued at the lower of cost and market value at the balance sheet date.

2003 ANNUAL REPORT	275

BALANCE SHEETS ASSETS

As described in the introduction to the notes, for purposes of ensuring suitable comparisons, the comparative figures at December 31, 2002, restated to give effect to the merger alone as of January 1, 2002, have been included, as well as the comments on the related changes.

INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS

INTANGIBLE ASSETS	euro 1,484,579 thousand

(euro 52,859 thousand at December 31, 2002 - data of the merging company)

(euro 1,340,308 thousand at December 31, 2002 restated)

A summary of the changes in intangible assets during the year is presented below:

(in thousands of euro)	2003
- merger with TILAB	6,841
- additions	767,075
- reclassifications	(14,619)
- eliminations	(260)
- amortization	(614,766)

Total	144,271

An analysis of the composition and the changes in intangible assets during the year is presented in the following tables:

12/31/2002 - Restated
(in thousands of euro)	Cost	Upward adjustment	Writedowns	Accumulated amortization	Total
Start-up and expansion costs	152,755			(102,259)	50,496
- Olivetti	152,755			(102,259)	50,496
- Merged company
Industrial patents and intellectual property rights	3,166,333			(2,640,809)	525,524
- Olivetti	10			(10)	—
- Merged company	3,166,323			(2,640,799)	525,524
Concessions, licenses, trademarks and similar rights	92,150			(81,358)	10,792
- Olivetti
- Merged company	92,150			(81,358)	10,792
Goodwill	20			(4)	16
- Olivetti
- Merged company	20			(4)	16
Work in progress and advances to suppliers	637,070			0	637,070
- Olivetti
- Merged company	637,070			637,070
Other intangibles (*)	416,715			(300,305)	116,410
- Olivetti	4,194			(1,831)	2,363
- Merged company	412,521			(298,474)	114,047

Total	4,465,043	—	—	(3,124,735)	1,340,308

- Olivetti	156,959	—	—	(104,100)	52,859

- Merged company	4,308,084	—	—	(3,020,635)	1,287,449

(*) of which:
Leasehold improvements	416,314			(299,904)	116,410
- Olivetti	4,194			(1,831)	2,363
- Merged company	412,120			(298,073)	114,047

2003 ANNUAL REPORT	276

CHANGES DURING THE YEAR
(in thousands of euro)	TILAB merger	Additions	Reclassi- fications	Sales/ Retirements/ Other movements	Amorti- zation	Total
Start-up and expansion costs					(27,488)	(27,488)
Industrial patents and intellectual property rights	2,350		912,443		(557,618)	357,175
Concessions, licenses, trademarks and similar rights	17				(9,959)	(9,942)
Goodwill			1,315		(186)	1,129
Work in progress and advances to suppliers	715	767,075	(927,221)			(159,431)
Other intangibles (*)	3,759		(1,156)	(260)	(19,515)	(17,172)

Total	6,841	767,075	(14,619)	(260)	(614,766)	144,271

(*) of which:
Leasehold improvements	—	—	2,821	(478)	(19,515)	(17,172)

12/31/2003

(in thousands of euro)	Cost	Upward adjustment	Writedowns	Accumulated amortization	Total
Start-up and expansion costs	152,755			(129,747)	23,008
Industrial patents and intellectual property rights	4,102,822			(3,220,123)	882,699
Concessions, licenses, trademarks and similar rights	92,506			(91,656)	850
Goodwill	1,335			(190)	1,145
Work in progress and advances to suppliers	477,639			0	477,639
Other intangibles (*)	416,695			(317,457)	99,238

Total	5,243,752	—	—	(3,759,173)	1,484,579

(*) of which:
Leasehold improvements	416,294	—	—	(317,056)	99,238

In particular:

“Start-up and expansion costs” consisted of underwriting commissions connected with the share capital increases of the merging company Olivetti.

“Industrial patents and intellectual property rights” consisted almost entirely of applications software relating to the merged company Telecom Italia.

“Work in progress and advances to suppliers” mainly referred to software projects for network and operating program applications. All acquisitions of intangibles are managed through specific work orders and recorded in this caption.

“Other intangibles” almost completely comprised leasehold improvements made to properties owned by third parties and included the costs incurred to meet the operating requirements of the Company in the rented premises.

Reclassifications referred to intangible assets that came into use during the year. Furthermore, upon the early purchase of the buildings under finance leases with Teleleasing, the relative “leasehold improvements” were reclassified to fixed assets.

In 2003, the purchases of intangibles from subsidiaries and affiliated companies amounted to euro 460,820 thousand and mainly referred to software projects from IT Telecom (euro 386,501 thousand), Italtel (euro 54,115 thousand) and Siemens Informatica (euro 9,178 thousand).

Furthermore, transactions with other related parties totaled euro 1,780 thousand and regarded leasehold improvements carried out by Pirelli Real Estate.

2003 ANNUAL REPORT	277

FIXED ASSETS	euro 11,842,723 thousand

(euro 1,078 thousand at December 31, 2002 - data of the merging company)

(euro 12,679,113 thousand at December 31, 2002 restated)

A summary of the changes in fixed assets during the year is presented as follows:

(in thousands of euro)	2003
- merger with TILAB	41,797
- additions	1,766,797
- disposals	(355,537)
- reclassifications	14,619
- depreciation	(2,304,066)

Total	(836,390)

An analysis of the composition and the changes in fixed assets during the period is presented in the following tables:

12/31/2002 - Restated

(in thousands of euro)	Cost	Upward adjustment	Writedowns	Accumulated depreciation	Total
Land and buildings
- Non-industrial	21,251	811		(1,030)	21,032
- Industrial	1,897,324	393,916	(5,157)	(1,128,509)	1,157,574
	1,918,575	394,727	(5,157)	(1,129,539)	1,178,606
Plant and machinery	46,103,102	744,364	(727,730)	(35,427,169)	10,692,567
- Olivetti	11,553			(11,276)	277
- Merged company	46,091,549	744,364	(727,730)	(35,415,893)	10,692,290
Manufacturing and distribution equipment	845,507			(833,569)	11,938
- Olivetti	10,267			(10,267)	0
- Merged company	835,240			(823,302)	11,938
Other fixed assets	581,971	4,294		(521,786)	64,479
- Olivetti	3,274			(2,506)	768
- Merged company	578,697	4,294		(519,280)	63,711
Construction in progress and advances to suppliers	731,523				731,523
- Olivetti	33				33
- Merged company	731,490				731,490

Total	50,180,678	1,143,385	(732,887)	(37,912,063)	12,679,113

- Olivetti	25,127			(24,049)	1,078

- Merged company	50,155,551	1,143,385	(732,887)	(37,888,014)	12,678,035

CHANGES DURING THE YEAR

(in thousands of euro)	TILAB merger	Additions	Reclassifications	Sales/ Retirements/ Other movements (a)	Writedowns/ Reinstatements	Depreciation	Total
Land and buildings
- Non-industrial			30	(42)		(159)	(171)
- Industrial	17,305		329,530	(339,350)		(79,069)	(71,584)
	17,305	0	329,560	(339,392)	0	(79,228)	(71,755)
Plant and machinery	14,246		1,528,447	(15,833)		(2,168,708)	(641,848)
Manufacturing and distribution equipment	5,845		2,872	(12)		(10,594)	(1,889)
Other fixed assets	4,401		25,803	(300)		(45,536)	(15,632)
Construction in progress and
advances to suppliers		1,766,797	(1,872,063)				(105,266)

Total “fixed assets”	41,797	1,766,797	14,619	(355,537)	0	(2,304,066)	(836,390)

2003 ANNUAL REPORT	278

(a) Broken down as follows:

	Cost	Upward adjustment	Writedowns	Accumulated depreciation	Net value
Land and buildings
- non-industrial buildings	(23)	(19)			(42)
- industrial buildings	(360,298)	(1,641)	330	22,259	(339,350)
	(360,321)	(1,660)	330	22,259	(339,392)
Plant and machinery	(995,543)	(13,972)		993,682	(15,833)
Manufacturing and distribution equipment	(145,110)	(3)		145,101	(12)
- of which sales of Logistics business segments	(5,860)			5,852	(8)
Other fixed assets	(93,595)	(63)		93,358	(300)
- of which sales of Logistics and Insurance Administration business segments	(9,161)			9,122	(39)

Total	(1,594,569)	(15,698)	330	1,254,400	(355,537)

- of which sales of Logistics and Insurance Administration business segments	(15,021)	0	0	14,974	(47)

12/31/2003

(in thousands of euro)	Cost	Upward adjustment	Writedowns	Accumulated depreciation	Net value
Land and buildings
- Non-industrial	21,258	792		(1,189)	20,861
- Industrial	1,899,094	392,275	(4,827)	(1,200,552)	1,085,990
	1,920,352	393,067	(4,827)	(1,201,741)	1,106,851
Plant and machinery	46,662,097	730,392	(727,730)	(36,614,040)	10,050,719
Manufacturing and distribution equipment	767,875	2,693		(760,519)	10,049
Other fixed assets	554,248	4,251		(509,652)	48,847
Construction in progress and advances to suppliers	626,257				626,257

Total “fixed assets”	50,530,829	1,130,403	(732,557)	(39,085,952)	11,842,723

Acquisitions of fixed assets are managed using specific work orders, recorded in “construction in progress and advances to suppliers”. Reclassifications referred to fixed assets that came into use during the year. Furthermore, upon the early purchase of the buildings under finance leases with Teleleasing, in January 2003, the relative “leasehold improvements” were reclassified from intangible assets to fixed assets.

In 2003, the acquisitions of fixed assets from subsidiaries and affiliated companies amounted to euro 675,145 thousand and referred almost entirely to the acquisition of telephone exchanges from Italtel (euro 261,617 thousand), buildings under finance leases purchased in advance from Teleleasing (euro 308,500 thousand) and the purchase of hardware systems from IT Telecom (euro 98,275 thousand).

Furthermore, transactions with other related parties amounted to euro 28.389 thousands and referred to the purchases on network cables from Pirelli.

Accumulated depreciation at December 31, 2003 was considered sufficient in relation to the remaining period of utilization of the assets, determined on the basis of the estimated useful lives of the installations making up the domestic telecommunications network. Depreciation is calculated by the rates used in the previous year. At December 31, 2003, accumulated depreciation included accelerated depreciation of euro 6,653 thousand taken in prior years.

Accumulated depreciation, net of writedowns, covered 76.7% of fixed assets at December 31, 2003 compared to 74.9% at December 31, 2002. At December 31, 2003, inflation adjustments made to fixed assets in 1952, 1975, 1983 and 1991 as well as those made under Law No. 823/1973 have been depreciated by an average of 81.49%.

The Company has fixed assets purchased through finance lease contracts stipulated at market terms with its affiliate Teleleasing and with Intesa BCI, as disclosed in the memorandum accounts and related notes. Had these contracts been accounted for using the financial method, entries would have been made in the statement of income for the interest on the financed principal and for the depreciation charge attributable to the leased assets and assets would have been recorded in fixed assets and the residual debt under liabilities. The use of this method, however, would have had no material economic effect on the financial statements.

2003 ANNUAL REPORT	279

LONG-TERM INVESTMENTS	euro 35,276,500 thousand

(euro 22,968,919 thousand at December 31, 2002 - data of the merging company)

(euro 33,682,799 thousand at December 31, 2002 restated)

Details are as follows:

(in thousands of euro)	12/31/2003
Equity investments in:
• subsidiaries	34,188,395
• affiliated companies	450,394
• other companies	220,159

34,858,948

Advances on future capital contributions	136,238
Accounts receivable from:
• subsidiaries	67,098
• affiliated companies	54,490
• others	157,428
279,016
Treasury stock	2,298

Total	35,276,500

Equity investments	euro 34,858,948 thousand

Changes during 2003 in the equity investments in subsidiaries, affiliated companies and other companies are presented below:

(in thousands of euro)	12.31.2002 Olivetti S.p.A.	Reclassification from securities in current assets	Merger effect				Sale of Nuova Seat Pagine Gialle	Other changes during 2003	Total 12.31.2003
			Contribution by merged company at 12.31.2002	Tender Offer	Cancellation of merged company’s shares	Allocation of cancellation deficit to investment in TIM
Equity investments
- Subsidiaries	22,693,511	299,331	14,399,646	5,274,319	(27,663,129)	22,980,460	(3,279,493)	(516,250)	34,188,395
- Affiliated companies	44,935	—	388,273	—	—	—	—	17,186	450,394
- Other companies	149,090	—	55,233	—	—	—	—	15,836	220,159

	22,887,536	299,331	14,843,152	5,274,319	(27,663,129)	22,980,460	(3,279,493)	(483,228)	34,858,948

Annexes 1 and 2 present the changes in each investment during 2003 and the corresponding values at the beginning and the end of the year, as well as the list of investments held in subsidiaries and affiliated companies in accordance with point 5 of art. 2427 of the Italian Civil Code. The effects of the merger include the contribution of the investments held by the merged company at December 31, 2002, the tender offer by the merging company Olivetti for the ordinary and savings shares of the merged company, Telecom Italia, the cancellation of the shares of the merged company held by the merging company and the allocation of the cancellation deficit on the merger to the investment in TIM. The cancellation deficit derives from the difference between the carrying value of the cancelled shares of the merged company (euro 27,663,129 thousand) and the underlying net equity (euro 4,682,669 thousand) equal to 50.26%. After this allocation, the investment in TIM presented a per unit carrying value (euro 5.806 at December 31, 2003) that was higher than the underlying net equity and the stock market price. However, taking into account the current strategic positioning of the business as well as its potential for further growth, it is believed, consistent with a recent valuation conducted by an external consultant, that the carrying value is aligned to the effective value of the investment.

2003 ANNUAL REPORT	280

Overall, investments in subsidiaries, affiliates and other companies increased by euro 11,971,412 thousand compared to the data of the merging company at December 31, 2002, as shown below:

	(in thousands of euro)
INCREASES:
• Contribution of investments by the merged company at December 31, 2002 following merger		14,843,152
• Reclassification of securities in current assets held by the merging company Olivetti		299,331
• Acquisition, following the merger with TILAB, of:
Loquendo (7,820), TILAB SA (2,939), Consorzio Laboratorio della conoscenza (12), Cerm l’Aquila (266), Italtel CERM Palermo (193),
Italtel CERM S.Maria Capua Vetere (192), Localport (114), Telsy (14,513), Siosistemi (3,305).		29,354
• Subscription to capital increases, recapitalizations and loss coverage of:
FMP ITALY 1 (former Ireos) (1,736), Cartesia (229), Lisit (37,400), Sky Italia (former Stream) (323,975), Telbios (3,375),
Olivetti Multiservices (15,000), Olivetti Tecnost (39,902), Olivetti Finance (25,159), Domus Academy (2,400), EPIClink (6,777),
Latin American Nautilus S.A. (234,614), Telecom Italia Deutschland (243,201), Telecom Italia Learning Services (25,656), TI LAB
General Partner (103), TI LAB S.A. (4,029), Trainet (3,101), ASSCOM Insurance Brokers (20), Mirror International Holding (24,338),
Sofora Telecomunicaciones (1), Navigate Consortium (300), Pirelli Real Estate (15,199).		1,006,515
• Purchase of Seat Pagine Gialle shares relating to the JP Morgan put option		474,799
• Definitive capital increase from advances on future capital contributions relating to I.T. Telecom (30,461) and EPIClink (450)		30,911
• Tender offer to purchase the shares of the merged company Telecom Italia		5,274,319
• Cancellation deficit allocated to the investment in TIM		22,980,460

Total increases	(A)	44,938,841

DECREASES:
• Sales/reductions of shares/quotas in:
Seat Pagine Gialle (3,279,493), Tele Pay Roll Services (4,028), Siteba (751), OMS Facility (11,479), Aholding (959), Olivetti Finance (47),
FMP [ITALY] (former Ireos) (50), Telecom Italia GMBH (44), Teloporto Adriatico (124), Consorzio TECNEDIN (8)		3,296,983
• Writedowns for losses of value charged to the statement of income of:
Telecom Italia Media (490,590), Telecom Italia International (403,113), Olivetti International (80,460), Edotel (6,798), EPIClink
(67,481), I.T. Telecom (114,871), Latin American Nautilus (236,884), Netesi (816), Telecom Italia America Latina (3,464),
Loquendo (7,820), Telecom Italia Learning Services (24,391), TILAB SA (6,920), Sky Italia (95,504), Consorzio Laboratorio della conoscenza (2),
Localport (114), Astar (1), TI LAB General Partner (41), Biosistemi (1,705), Mirror International Holding (30,000),
Olivetti Tecnost (53,722), Lisit (3,257)		1,627,954
• Writedowns for losses of value covered by the reserve for losses of subsidiaries and affiliates of:
FMP Italy 1 (former Ireos) (1,685), Cartesia (179), IM.SER (760), Olivetti International (59,903), Trainet (3,101), Olivetti Finance (25,112),
Olivetti Tecnost (37,548), TI LAB General Partner (41), Aholding (341), Telecom Italia Learning Services (1,931).		130,601
• Writedowns for losses of value covered by the reserve for contractual and other risks of
Sky Italia (former Stream) (203,494) and Mirror International Holding (40,000)		243,494
• Cancellation of the investment in TILAB following the merger of this same company.		5,268
• Cancellation, following the merger, of the shares of the merged company Telecom Italia held by the merging company		27,663,129

Total decreases	(B)	(32,967,429)

Net change for the year	(A-B)	11,971,412

In particular, the following should be mentioned:

•	on April 30, 2003, the agreement announced on October 1, 2002 was finalized between Telecom Italia and News Corporation for the creation of Sky Italia, a company that came into being as a result of the merger between Stream and Tele+. Following this transaction, Telecom Italia sold a total 30.1% stake in Stream: 25% to the company News Publishing Australia Limited and 5.1% to the company SGH STREAM SUB, Inc. After this transaction, Telecom Italia holds 19.9% of the new company Sky Italia; the remaining 80.1% is held by News Corporation.

The agreement also entailed, for Telecom Italia, an increase in the investment value of Sky Italia of euro 287,160 thousand (that was written down at the same time for the same amount) as a result of both the waiver of trade and financial receivables due from Sky Italia to the Telecom Italia Group (euros 255,320 thousand) and the subscription of the 19.9% capital increase of Sky Italia (euro 31,840 thousand);

•	the Board of Directors’ Meeting on April 1, 2003 and the Extraordinary Shareholders’ Meeting of Seat Pagine Gialle S.p.A. on May 9, 2003 approved the plan for the proportional partial spin-off of Seat Pagine Gialle S.p.A. to a newly formed company (“Nuova SEAT”). On July 25, 2003, Nuova SEAT received the corporate complex principally composed of the following business segments: Directories (consisting of the Italian operations in telephone publishing and the stakes held in TDL Infomedia and Thomson), Directory Assistance (89.24.24 Pronto

2003 ANNUAL REPORT	281

Pagine Gialle and Telegate) and Business Information (Consodata group). The spun-off company took the new name of Telecom Italia Media whereas the newly formed beneficiary company took the name of “Seat Pagine Gialle S.p.A.”.

The spin-off became effective on August 1, 2003. On that date, Telecom Italia exercised the JP Morgan put option on 710,777,200 Seat Pagine Gialle ordinary shares at a price of euro 0.668 each, for a financial investment of euro 474,799 thousand in the spun-off company, Telecom Italia Media, after renegotiating the relative forward purchase commitment with JP Morgan.

Lastly, on August 8, 2003, a 61.5% stake in Nuova Seat Pagine Gialle was sold to the consortium composed of BC Partners, CVC Capital Partners, Permira and Investitori Associati. Telecom Italia collected proceeds of euro 2,931,790 thousand, realizing a loss of euro 347,703 thousand;

•	in July 2003, Telecom Italia purchased all the share capital of the company Johanna 18 Vermogensverwaltungs, renamed Telecom Italia Deutschland Holding GmbH, for an investment of euro 27 thousand. On September 25, 2003, after having received authorization from the pertinent authorities, Telecom Italia Deutschland GmbH and e.Biscom concluded the 100%-purchase of the company HanseNet Telekommunikation GmbH, a broadband operator servicing the Hamburg area, for an investment of euro 243,174 thousand;

•	in December 2003, Latin American Nautilus S.A. increased its share capital by US$ 284,492 thousand and, at the same time, reduced share capital by the same amount to completely absorb the residual losses at October 31, 2003. The payment by Telecom Italia amounted to euro 229,372 thousand. Furthermore, on that date, Telecom Italia replenished share capital to US$ 6,500,000 by subscribing to 3,249,999 shares of par value US$ 2, for a total of euro 5,241 thousand, bringing its equity interest from 70% to 99.999%;

•	on January 31, 2003, Telecom Italia subscribed to 1,430,000 shares of par value euro 1, equal to 22% of the share capital of Lombardia Integrata - Servizi Infotelematici per il Territorio (LI.SIT.), for a price of euro 34,000 thousand with additional paid-in capital of euro 32,570 thousand. Later, in July 2003, Telecom Italia purchased, from Finsiel, 143,000 LI.SIT. shares of par value euro 1, equal to 2.2% of share capital, at a price of euro 3,400 thousand with additional paid-in capital of euro 3,257 thousand. At December 31, 2003, Telecom Italia’s investment in LI.SIT. was equal to 24.2% against an investment of euro 37,400 thousand, including additional paid-in capital of euro 35,827 thousand. This purchase falls under the contractual agreements between Lombardia Informatica and a temporary group of companies (RTI) composed of Telecom Italia, 55%, Finsiel, 25% and Lutech 20%, for the supply of goods and services to gradually extend the Regional Service Card - Health Care Information System to the entire Lombardy region and cooperation in the management of the service during the extension period and once the system is functioning up until September 15, 2009.

Under the pacts contained in the shareholders agreements, the partners in the temporary association of companies are obliged to resell the LI.SIT. shares to Lombardia Informatica at the contract expiry date (September 15, 2009) at a price equal to no more than the par value of the capital subscribed, euro 2.9 million. The contract, however, states that the recovery of the additional paid-in capital paid, euro 65.1 million, plus the relative financial income, should be recognized only in proportion to the total amount actually earned in relation to the stage of completion of the work during the performance of the contract by invoicing a “mark-up” to be applied to the total revenues of the services provided to LI.SIT. over the entire period of the contract. Such recovery of additional paid-in capital and the relative financial income was booked to “financial income and expenses - income from equity investments”.
Telecom Italia, in view of the aforementioned contractual terms, in 2003, proceeded to adjust the value of the investment to take into account the portions of the additional paid-in capital already recovered, referring to the current year, and the excess price paid and not recoverable at the end of the contract through reimbursement (but recovered in the form of a mark-up on the services provided). This treatment will also be followed in future years up until the expiry of the contract. Therefore, beginning from fiscal year 2003, the value of the cost incurred for the purchase of the investment will be continuously valued and reduced each year, so that at the termination of the contract on September 15, 2009, the residual value in the financial statements will coincide with the price fixed at the par value of the investment.
For 2003, the recovery of the additional paid-in capital totaled euro 3,257 thousand and was posted to “income from equity investments” and “value adjustments to financial assets”.

•	some investments in subsidiaries and affiliated companies are recorded at a amount in excess of the corresponding share of the underlying shareholders’ equity, net of dividends and after consolidation adjustments. These investments are maintained at their carrying values since they are expected to show future earnings and their assets are worth more than their respective book values.

A comparison between the market price of listed shares at December 31, 2003 and their carrying value shows an unrealized gain of euro 14,859 thousand. Further details are given in Annex 3.

Advances on future capital contributions	euro 136,238 thousand

Advances on future capital contributions decreased by euro 29,946 thousand compared to December 31, 2002 restated, and are shown net of the relative allowance accounts of euro 33,175 thousand.

They consist principally of payments made to IT Telecom (euro 110,440 thousand), EPIClink (euro 10,938 thousand), Sky Italia (euro 7,960 thousand), Loquendo (euro 3,224 thousand) and Telecom Italia Learning Services (euro 2,521 thousand).

2003 ANNUAL REPORT	282

Accounts receivable	euro 279,016 thousand

Accounts receivable decreased by euro 101,008 thousand compared to December 31, 2002 restated, and are analyzed as follows:

(in thousands of euro)	12/31/2002 Olivetti	12/31/2002 Merged company	Merger effect	Total 12/31/2002 restated	Changes during the year				12/31/2003
					TILAB merger	Disbur- sements	Reimbur- sements	Other reasons

Subsidiaries	—	60,000	—	60,000	—	7,542		(444)	67,098
Affiliated companies	15,880	117,406	—	133,286	—	8,081	(86,878)	—	54,489
Other receivables	63,205	123,533	—	186,738	5,195	14,166	(38,151)	(10,519)	157,429

Total	79,085	300,939	—	380,024	5,195	29,789	(125,029)	(10,963)	279,016

Subsidiaries	euro 67,098 thousand

Accounts receivables from subsidiaries refer to a loan made in 2001 to Stet Hellas for the acquisition of UMTS licenses (euro 60,000 thousand) and Mediterranean Nautilus (euro 7,098 thousand) to meet financial requirements.

Affiliated companies	euro 54,489 thousand

Accounts receivable from affiliated companies refer mainly to loans made to the companies Telegono (euro 15,240 thousand), Tiglio I (euro 3,872 thousand) and Tiglio II (euro 2,520 thousand) for the purchase of properties and to Mirror International Holding (euro 2,123 thousand) to meet financial requirements for the start-up phase and the reclassification of receivables due from Tiglio I and Tiglio II to the new company Aree Urbane (euro 30,639 thousand).

Other receivables	euro 157,429 thousand

Accounts receivable mainly referred to:

•	the remaining loans receivable from employees (euro 47,485 thousand);

•	the prepayment of the tax on the reserve for employee termination indemnities (euro 57,083 thousand), required under Law No. 662 of December 23, 1996, revalued as set forth by law;

•	an interest-earning time-deposit (euro 32,067 thousand) lodged with a leading banking institution to guarantee any remaining obligations for compensation due to Getronics (former Wang Laboratories Inc.);

•	security deposits of euro 15,938 thousand.

As regards accounts receivable included in long-term investments, the portion due within and beyond five years, as required by art. 2427, point 6, of the Italian Civil Code, is presented in the attached Annex 4.

Treasury stock	euro 2,298 thousand

Treasury stock referred to the original 2,697,500 shares of the merging company Olivetti (now 1,272,014 new shares). The shares of the merged company Telecom Italia were cancelled following the merger.

* * *

2003 ANNUAL REPORT	283

As required by Article 10 of Law No. 72/1983 the table below sets forth a breakdown of upward adjustments by type of asset held at December 31, 2003.

Description	Fixed assets						Investments
(in thousands of euro)	Land and buildings	Plant and machinery	Manufac- turing and distribution equipment	Other assets	Construction in progress and advances to suppliers	Total	Subsidiaries	Affiliates
Historical cost of additions to 12/31/2003:
- Upward adjustments under special laws	688,776	1,973,765	3,455	7,745	-	2,673,741	768,323	2,417
- Not revalued	1,231,576	44,688,332	764,420	546,503	626,257	47,857,088	39,219,242	790,780

Total	1,920,352	46,662,097	767,875	554,248	626,257	50,530,829	39,987,565	793,197

Upward adjustments:
- under Law No. 74 of 2/11/1952	211	—	—	—	—	211	374	—
- under Law No. 823 of 12/19/1973	1,021	—	—	—	—	1,021	546	—
- under - Law No. 576 of 12/2/1975	20,514	27,144	299	481	—	48,438	12,653	—
- under Law No. 72 of 3/19/1983	161,278	703,248	2,394	3,770	—	870,690	82,232	1,424
- under Law No. 413 of 12/30/1991	210,043	—	—	—	—	210,043	—	—
- Voluntary revaluation 1981	—	—	—	—	—	—	38,012	—

Total	393,067	730,392	2,693	4,251	—	1,130,403	133,817	1,424

Grand total	2,313,419	47,392,489	770,568	558,499	626,257	51,661,232	40,121,382	794,621

2003 ANNUAL REPORT	284

CURRENT ASSETS

INVENTORIES	euro 88,535 thousand

(euro 69,572 thousand at December 31, 2002 restated)

Inventories, which increased by euro 18,963 thousand compared to December 31, 2002 restated, consist of “contract work in process” (euro 23,341 thousand) and “merchandise” (euro 65,194 thousand).

ACCOUNTS RECEIVABLE	euro 12,306,160 thousand

(euro 1,942,888 thousand at December 31, 2002 - data of the merging company)

(euro 11,359,933 thousand at December 31, 2002 restated)

Accounts receivable increased by euro 946,227 thousand compared to December 31, 2002 restated. A breakdown and the changes that occurred during the year are given in the table below:

					Changes during the year					12/31/2003
(in thousands of euro)	12/31/2002 Olivetti	12/31/2002 Merged company	Merger effect	Total 12/31/2002 restated	TILAB merger	Utiliza- tions	Provi- sions	Other	Total changes
Trade accounts receivable	2,411	4,101,330	—	4,103,741	9,676			(92,092)	(82,416)	4,021,325
- allowance for doubtful accounts	(1,413)	(347,862)	—	(349,275)	(282)	218,511	(192,314)	5,485	31,400	(317,875)

Total trade accounts receivable	998	3,753,468	—	3,754,466	9,394	218,511	(192,314)	(86,607)	(51,016)	3,703,450

Accounts receivable from subsidiaries	497,122	2,831,123	(213,970)	3,114,275	(137,106)			101,573	(35,533)	3,078,742
- allowance for doubtful accounts of subsidiaries	—	(34,500)	—	(34,500)	(3,453)	34,500	—	—	31,047	(3,453)

Total accounts receivable from subsidiaries	497,122	2,796,623	(213,970)	3,079,775	(140,559)	34,500	—	101,573	(4,486)	3,075,289

- of which financial receivables	183,724	1,900,599	—	2,084,323	9,128			(1,269,532)	(1,260,404)	823,919
Accounts receivable from affiliated companies	143	153,310	—	153,453	1,098			(30,977)	(29,879)	123,574
- sallowance for doubtful accounts of affiliated companies	—	(61,790)	—	(61,790)	—	—	—	34,990	34,990	(26,800)

Total accounts receivable from affiliated companies	143	91,520	—	91,663	1,098	—	—	4,013	5,111	96,774

- of which financial receivables	89	721	—	810	—			12,908	12,908	13,718
Accounts receivable from parent companies	—	1,243	(1,243)	—	—	—	—	—	—	—

Other receivables	1,444,625	2,989,404	—	4,434,029	35,985	1,049	(6,669)	966,253	996,618	5,430,647

- Government and other public entities for grants and subsidies	—	1,265	—	1,265	30,194	—	—	(711)	29,483	30,748
- deferred tax assets	613,917	1,589,039	—	2,202,956	—	—	—	1,026,960	1,026,960	3,229,916
- other receivables	860,866	1,399,100	—	2,259,966	5,791	—	—	(43,252)	(37,461)	2,222,505
- allowance for doubtful accounts	(30,158)			(30,158)	—	1,049	(6,669)	(16,744)	(22,364)	(52,522)

Total	1,942,888	9,632,258	(215,213)	11,359,933	(94,082)	254,060	(198,983)	985,232	946,227	12,306,160

Trade accounts receivable	euro 3,703,450 thousand

Trade accounts receivable are shown net of the relative allowance accounts (euro 317,875 thousand, of which euro 192,314 thousand were provided in the year). They included euro 717,379 thousand of receivables from other wireline and mobile telecommunications carriers.

2003 ANNUAL REPORT	285

Furthermore, the following accounts receivable discounting and securitization transactions were carried out:

Securitization

The program for the securitization of trade accounts receivable generated by the services rendered to the clientele of Telecom Italia Wireline began during 2001 by the merged company Telecom Italia has continued in 2003.

During 2003, the total amount of trade accounts receivable sold under the securitization program was equal to euro 8.9 billion and referred to Telecom Italia’s receivables from residential customers. At December 31, 2003, receivables sold amounted to euro 874,368 thousand (of which euro 762,000 thousand was not yet due).

The securitization transaction led to a reduction in net financial indebtedness of euro 851,302 thousand at December 31, 2003 (euro 825,776 thousand at December 31, 2002).

Furthermore, Telecom Italia posted a short-term financial payable of (euro 232,531 thousand) for loans made by TI Securitisation Vehicle S.r.l. out of the excess liquid resources generated by securitization transactions.

Factoring

In 2003, trade accounts receivable without recourse were sold to leading factoring companies for a total amount of euro 379,271 thousand. These factoring transactions led to a reduction in net financial indebtedness at December 31, 2003 of euro 334,909 thousand (euro 181,933 thousand at December 31, 2002).

Accounts receivable from subsidiaries	euro 3,075,289 thousand

Accounts receivable from subsidiaries decreased by euro 4,486 thousand, compared to December 31, 2002 restated, and included trade, financial and other receivables.

Financial receivables, equal to euro 823,919 thousand, reflect current account transactions carried out at market rates for cash management purposes and loans and principally included accounts receivable from Olivetti Tecnost (euro 444,287 thousand), IT Telecom (euro 252,867 thousand), Loquendo (euro 19,634 thousand), Epiclink (euro 16,025 thousand), Emsa Servizi (euro 11,601 thousand) and Vertico (euro 11,570 thousand). Trade accounts receivable (euro 679,507 thousand) related to TLC services rendered mainly to Telecom Italia Sparkle (euro 225,201 thousand), TIM (euro 186,026 thousand), IT Telecom (euro 86,108 thousand), Telecom Italia Media (euro 47,636 thousand), Path.Net (euro 41,417 thousand) and management fees from Telecom Italia International (euro 24,572 thousand). Other receivables (euro 1,571,863 thousand) included mainly the accrual for dividends from subsidiaries (euro 1,310,393 thousand, of which the details are presented in the note on “income from equity investments”), receivables connected with the Group’s VAT settlement system, specifically from TIM (euro 207,538 thousand) and IT Telecom (euro 25,647 thousand) and the receivable from Telecom Italia International (euro 13,790 thousand) relating to the Auna transaction in 2002.

Accounts receivable from affiliated companies	euro 96,774 thousand

Accounts receivable from affiliated companies increased by euro 5,111 thousand compared to December 31, 2002 restated, and included trade, financial and other receivables.

Financial receivables, equal to euro 13,718 thousand, regarded current account transactions carried out at market rates for cash management purposes principally with Teleleasing (euro 13,623 thousand). Trade accounts receivable (euro 70,955 thousand) referred to TLC services rendered, in particular, to Teleleasing (euro 49,004 thousand), Sky Italia (former Stream) (euro 8,014 thousand, net of the related allowance for doubtful accounts of euro 11,800 thousand) and Shared Service Center (euro 5,033 thousand). Other receivables (euro 12,101 thousand) mainly referred to Tiglio I (euro 7,035 thousand) for the project of the same name and LI.SIT. (euro 5,066 thousand) for the transaction described earlier.

Movements during the year in the allowance for doubtful accounts included the reclassification, to the reserve for losses of subsidiaries and affiliates (euro 89,830 thousand, of the receivables due from Sky Italia waived by Telecom Italia (such receivables were used by Telecom Italia to increase the value of the investment in Sky Italia) and the reclassification from the reserve for risks and charges (euro 54,840 thousand) for the planned waiver of the receivables due by Telecom Italia from Sky Italia, on the basis of the agreement for the sale of the 30.1% equity interest held by Telecom Italia in the former company Stream.

Other receivables	euro 5,430,647 thousand
Government and other public entities for grants and subsidies	euro 30,748 thousand

These consist of the receivable from the Ministry of Industry, Commerce and Handicrafts, the European Union and the Ministry of Instruction, Universities and Research for grants to be received for research and training projects.

Deferred tax assets	euro 3,229,916 thousand

These are shown net of the reserve for deferred taxes (euro 22,854 thousand). The main items which gave rise to deferred tax assets are writedowns of investments, due to the effect of applying Legislative Decree No. 209/2002, provisions to the allowances for doubtful accounts and to the reserves for risks and charges, as well as tax losses for the year.

2003 ANNUAL REPORT	286

At December 31, 2003, about euro 395,000 thousand of deferred tax assets have not been recorded since their future recovery is not assured.

The balance of deferred tax assets and liabilities was made up as follows:

(in thousands of euro)	12/31/2003 Amounts due				12/31/2002 restated Amounts due
	Within one year	From two to five years	Beyond five years	Total	Within one year	From two to five years	Beyond five years	Total
Deferred tax assets	1,187,523	2,065,247	—	3,252,769	1,292,226	1,341,758	—	2,633,984

Reserve for deferred taxes	(12,745)	(10,109)	—	(22,854)	(408,998)	(22,030)	—	(431,028)

Net balance	1,174,778	2,055,138	—	3,229,916	883,228	1,319,728	—	2,202,956

The main components forming the net balance, by type, are the following:

(in thousands of euro)	12/31/2003	12/31/2002 restated
Investment and other writedowns	2,446,720	1,708,102
Tax losses carried forward	505,671	—
Reserves for risks and charges	153,640	305,938
Allowance for doubtful accounts	101,365	132,094
Other deferred items	45,374	487,850
Deferred taxable gains	(21,491)	(248,587)
Other	(1,363)	(182,441)

Net credit balance	3,229,916	2,202,956

The nominal tax rate in Italy for 2003 and 2002 was, respectively, 34% and 36% for the corporate income tax (IRPEG) and 4.25% for the regional tax on production activities (IRAP), calculated on different taxable bases. Pursuant to Legislative Decree 344/2003, which comes into force on January 1, 2004, IRPEG was replaced by the corporate income tax (IRES) at a rate of 33%. Deferred tax assets and liabilities at December 31, 2003 were calculated using such rates.

At December 31, 2003, the Company has tax loss carryforwards of euro 1,532,336 thousand which expire in 2008. The use of these tax loss carryforwards is conditional upon the existence of future fiscally taxable income. Since its recovery is reasonable certain, the full tax benefit of euro 505,671 thousand has been posted in these financial statements.

At December 31, 2003, the company has tax-deferred equity reserves which are subject to taxation in the event of distribution and/or utilization for euro 2,339,303 thousand. No taxes have been set aside on these tax-deferred reserves since no transactions for their distribution or utilization are expected to be entered into at this time that would warrant taxation.

Other receivables	euro 2,169,983 thousand

Other receivables decreased by euro 59,825 thousand, compared to December 31, 2002 restated, and can be analyzed as follows:

(in thousands of euro)	12/31/2002 Olivetti	12/31/2002 Merged company	Merger effect	Total 12/31/2002 restated	12/31/2003
- receivables from the Tax Administration	764,392	390,167	—	1,154,559	1,362,328
- receivables relating to personnel	177	145,559	—	145,736	122,835
- securities lending transactions	—	175,872	—	175,872	—
- customer payments in transit with the banking and postal banking system	—	94,281	—	94,281	87,984
- receivable from TISV for the “Deferred Purchasing Price”	—	369,958	—	369,958	343,929
- other items	66,139	223,263	—	289,402	252,907

Total	830,708	1,399,100	—	2,229,808	2,169,983

In particular, the receivables from the Tax Administration refer to credit positions for direct income taxes.

2003 ANNUAL REPORT	287

SHORT-TERM FINANCIAL ASSETS	euro 182,390 thousand

(euro 350,589 thousand at December 31, 2002 - data of the merging company)

(euro 216,541 thousand at December 31, 2002 restated)

The composition and changes during the year are shown in the following table:

(in thousands of euro)	12/31/2002 Olivetti	12/31/2002 Merged company	Merger effect	Total 12/31/2002 restated	Changes during the year			12/31/2003
					Acquisitions	Sales/Reim- bursements	Writedowns/ Reinstatements
Equity investments in subsidiaries	299,331	165,283	(299,331)	165,283	22,175	(23,384)	2,116	166,190
Other equity investments	2,756	—	—	2,756	212	(2,797)	(150)	21
Other securities
- sundry	47,541	—	—	47,541	—	(31,234)	(128)	16,179
- Receivables for sales of securities	961	—	—	961	9	(970)	—	—

Total	350,589	165,283	(299,331)	216,541	22,396	(58,385)	1,838	182,390

Short-term financial assets totaled euro 182,390 thousand and mainly included the following:

•	euro 166,135 thousand of TIM ordinary shares and euro 55 thousand of Telecom Italia Media savings shares purchased for trading;

•	C.C.T. and B.T.P. treasury bills for a total of euro 16,179 thousand, of which euro 8,785 thousand were pledged as collateral on a loan, maturing July 1, 2004, granted by the Sanpaolo IMI bank.

Further details are provided in Annex 3.

LIQUID ASSETS	euro 205,251 thousand

(euro 518,643 thousand at December 31, 2002 - data of the merging company)

(euro 754,181 thousand at December 31, 2002 restated )

Liquid assets principally refer to a bank deposit (euro 160,393 thousand) used a collateral for a guarantee provided by the Royal Bank of Scotland to Mediobanca on behalf of IS Tim.

Liquid assets are composed of the following:

(in thousands of euro)	12/31/2002 Olivetti	12/31/2002 Merged company	Merger effect	Total 12/31/2002 restated	12/31/2003
Bank and postal deposits	518,640	235,045	—	753,685	204,635
Checks	—	15	—	15	47
Cash and valuables on hand	3	478	—	481	569

Total	518,643	235,538	—	754,181	205,251

2003 ANNUAL REPORT	288

ACCRUED INCOME AND PREPAID EXPENSES	euro 563,811 thousand

(euro 540,589 thousand at December 31, 2002 - data of the merging company)

(euro 1,020,515 thousand at December 31, 2002 restated)

These decreased by euro 456,704 thousand compared to December 31, 2002 restated, and included the following:

(in thousands of euro)	12/31/2002 Olivetti	12/31/2002 Merged company	Merger effect	Total 12/31/2002 restated	12/31/2003
Issue discounts and similar charges	126,511	40,952	—	167,463	110,622

Accrued income
- financial income	5,512	9,669	—	15,181	20,423
- other	—	—	—	—	275
	5,512	9,669	—	15,181	20,698
Other prepaid expenses
- trading expense	3,329	44,147	—	47,476	90,299
- financial expense	405,237	4,227	—	409,464	325,261
- other	—	380,931	—	380,931	16,931
	408,566	429,305	—	837,871	432,491
Accrued income and other prepaid expenses	414,078	438,974	—	853,052	453,189

Total	540,589	479,926	—	1,020,515	563,811

Issue discounts and similar charges	euro 110,622 thousand

“Issue discounts and similar charges” referred to incidental costs on loans (euro 88,360 thousand) and costs relating to the issue of bonds (euro 22,262 thousand). They decreased by euro 56,841 thousand, compared to December 31, 2002 restated, as a result of the amortization of the issue discounts on notes issued in prior years (euro 42,534 thousand), and following the repurchase of bonds subscribed by Telecom Italia Finance for euro 5,100,000 thousand, which led to the posting of the residual expenses on such loans to the statement of income in 2003 (euro 14,307 thousand).

Accrued income and other prepaid expenses	euro 453,189 thousand

Accrued income mainly included euro 11,565 thousand of income on derivative financial instruments, euro 3,613 thousand of sundry financial income from banks, as well as euro 2,621 thousand of interest income subsidized until 1991 by the government under Law No. 67/1988, equivalent to three percentage points of the cost of the loans which replaced those assigned to the Company, through Cassa Depositi e Prestiti, under Law No. 887/1984.

Prepaid expenses mainly pertain to building rents (euro 68,817 thousand), financial expenses (euro 325,261 thousand) for the portion of the premium on the redemption of convertible bonds relating to future years, rental and maintenance charges (euro 6,831 thousand) and insurance premiums (euro 7,842 thousand). Prepaid expenses decreased by euro 405,380 thousand, compared to December 31, 2002 restated, since, in 2002, there had been a prepaid expense relating to Telecom Italia International (euro 380,931 thousand) on the deferral of the JP Morgan put option on Seat Pagine Gialle shares which, as already stated, was exercised in advance in August 2003.

* * *

A breakdown of receivables and accrued income by maturity and type is given in Annex 4.

2003 ANNUAL REPORT	289

LIABILITIES AND SHAREHOLDERS’ EQUITY

SHAREHOLDERS’ EQUITY	euro 16,356,111 thousand

(euro 9,031,365 thousand at December 31, 2002 - data of the merging company)

The changes in shareholders’ equity in 2003 are presented in the following table:

		Changes during the year
(in thousands of euros)	12/31/2002 Olivetti	Absorption of loss	Olivetti/ Telecom Italia merger	Reclassifica- tion merger surplus	Other	Total 12/31/2003
Share capital	8,845,240	—	(10,961)	—	19,712	8,853,991
Capital increases in anticipation of registration
on Companies Register	200	—	—	—	(200)	—
Additional paid-in capital	3,765,365	(3,700,750)	—	—	23,762	88,377
Additional paid-in capital on capital increases in anticipation
of registration on Companies’ Register	127	(127)	—	—	—	—
Reserves for inflation adjustments	1,129	(1,129)	—	—	—	—
Legal reserve	920,810	(920,810)	20	1,834,667	—	1,834,687
Reserve for treasury stock in portfolio	2,298	—	—	—	—	2,298
Miscellaneous reserves					—
- Reserve Law No. 488/92	—	—	—	118,678	—	118,678
- Reserve Law No. 342 of 11/21/2000, art. 14	—	—	—	—	—	—
- Reserve, L.D. No. 124/93, ex art. 13	—	—	—	185	—	185
- Reserve D.P.R. No. 917/86 ex art. 74	—	—	—	5,750	—	5,750
- Special reserve	1,888,261	(1,888,261)	—	—	—	—
- Reserve for capital grants	—	—	—	485,821	12,880	498,701
- Miscellaneous reserves	147,828	(28,816)	—	—	—	119,012
- Merger surplus reserve	—	—	4,633,630	(2,445,101)	2,188,529
Retained earnings (accumulated deficit)	(299,930)	299,930	—	—	—	—
Net income (loss) for the year	(6,239,963)	6,239,963	—	—	2,645,903	2,645,903

Total shareholders’ equity	9,031,365	—	4,622,689	—	2,702,057	16,356,111

SHARE CAPITAL

The share capital of Telecom Italia S.p.A. at December 31, 2003 amounted to euro 8,853,991 thousand and consisted of 10,302,243,740 ordinary shares and 5,795,921,069 savings shares, all with a par value of euro 0.55 each.

At December 31, 2002, the share capital of the merging company Olivetti had amounted to euro 8,845,440 thousand (including euro 200 thousand for capital increases that were awaiting registration in the Companies Register) and had consisted of 8,845,439,830 ordinary shares of par value euro 1 each. The increase of euros 8,551 thousand in 2003 was due to the following changes:

Changes due to the Merger

•	reduction in the share capital of euro 10,958 thousand following the exercise of the withdrawal rights by shareholders of the company;

•	reduction in share capital of euro 3 thousand with a credit to the legal reserve for the rounding necessary for the redistribution of the shares upon the issue of new ordinary and savings shares of par value euro 0.55 each;

other changes

•	capital increases which took place prior to the Merger for a par value of euro 81 thousand, following the conversion of 80,421 “Telecom Italia 1.5% 2001 - 2004 convertible bonds with a premium on redemption”, as renamed after the Merger;

•	capital increases which took place after the Merger for a par value of euro 79 thousand, following the conversion of 305,310 “Telecom Italia 1.5% 2001 - 2004 convertible bonds with a premium on redemption”, as renamed after the Merger;

2003 ANNUAL REPORT	290

•	capital increases which took place prior to the Merger for a par value euro 11,081 thousand, following the conversion of 11,081,121 “Telecom Italia 1.5% 2001 - 2010 convertible bonds with a premium on redemption”, as renamed after the merger;

•	capital increases which took place after the Merger for a par value of euro 2,216 thousand, following the conversion of 8,542,689 “Telecom Italia 1.5% 2001 - 2004 convertible bonds with a premium on redemption”, as renamed after the merger;

•	capital increases for a par value of euro 6,055 thousand, following the exercise of stock options granted to employees of the company.

ADDITIONAL PAID-IN CAPITAL

Additional paid-in capital at December 31, 2003 amounted to euro 88,377 thousand, with a decrease compared to December 31, 2002 of euro 3,677,115 thousand, including euro 127 thousand relating to capital increases awaiting registration in the Companies Register. The change in additional paid-in capital is due to the following movements:

•	euro 3,400,947 thousand for the absorption of the 2002 loss as voted by the Shareholders’ Meeting of May 26, 2003;

•	euro 299,930 thousand for the absorption of the accumulated deficit as voted by the Shareholders’ Meeting of May 26, 2003;

•	euro 129 thousand for the additional paid-in capital relating to the capital increases which took place prior to the merger as a result of the conversion of 80,421 “Telecom Italia 1.5% 2001 - 2004 bonds with a premium on redemption”, as renamed after the merger;

•	euro 714 thousand for the additional paid-in capital relating to the capital increases which took place after the merger as a result of the conversion 305,310 “Telecom Italia 1.5% 2001 - 2004 convertible bonds with a premium on redemption”, as renamed after the merger;

•	euro 6,327 thousand for the additional paid-in capital relating to the capital increases which took place after the merger as a result of the conversion 8,542,689 “Telecom Italia 1.5% 2001 - 2010 convertible bonds with a premium on redemption”, as renamed after the merger;

•	euro 16,592 thousand for the additional paid-in capital relating to the capital increases following the exercise of the stock options granted to employees of the company.

RESERVES FOR INFLATION ADJUSTMENTS

The reserves for inflation adjustments at December 31, 2003 showed a nil balance following their full utilization to cover the losses for the year 2002 as voted by the Shareholders’ Meeting on May 26, 2003.

LEGAL RESERVE

The legal reserve at December 31, 2003 amounted to euro 1,834,687 thousand, with an increase of euro 913,877 thousand compared to December 31, 2002.

The change is due to the following movements:

•	euro 920,810 thousand, for the absorption of the 2002 loss, as voted by the Shareholders’ Meeting on May 26, 2003;

•	euro 3 thousand for the aforementioned transfer from share capital;

•	euro 17 thousand for the positive difference arising from the withdrawal rights exercised by the shareholders;

•	euro 1,834,667 thousand for the reclassification from the Merger surplus reserve. This amount comes from, pursuant to art. 123, paragraph 4, subparagraph 2, of the Tax Code, the reserves for inflation adjustments recorded in the financial statements of the merged company under Law No. 72 of March 19, 1983, (euro 649,345 thousand) and Law No. 413 of December 30, 1991 (euro 468,944 thousand) and other reserves for the adjustments of values under Law 342, art. 14, of November 21, 2000 (euro 716,378 thousand).

RESERVE FOR TREASURY STOCK IN PORTFOLIO

This reserve at December 31, 2003 amounted to euro 2,298 thousand, unchanged from December 31, 2002.

MISCELLANEOUS RESERVES

Miscellaneous reserves at December 31, 2003 amounted in total to euro 2,930,856 thousand, with an increase of euro 894,767 thousand compared to December 31, 2002. The various components of other reserves are analyzed in the following paragraphs.

2003 ANNUAL REPORT	291

Reserve Law No. 488/1992

This reserve, euro 118,678 thousand at December 31, 2003, derives from the reclassification from the Merger surplus reserve, for purposes of replenishing the reserve that had already been recorded in the financial statements at December 31, 2002 of the merged company. The June 12, 2001 Shareholders’ Meeting of Telecom Italia had placed restrictions on this reserve in order to obtain benefits under Law 488/92 for investment projects in the south of Italy. This reserve will be kept for the entire duration of the programs on which benefits are being received. In the 2001 notes to the financial statements, the provisions for each single project were detailed.

Reserve Law No. 124/1993, art. 13

This reserve, euro 185 thousand at December 31, 2003, derives from the reclassification from the Merger surplus reserve, for purposes of replenishing the same tax-deferred reserve that had already been recorded in the financial statements at December 31, 2002 of the merged company and in the financial statements of TILAB (merged in the merged company).

Reserve DPR No. 917/1986 ex art. 74

This reserve, euro 5,750 thousand at December 31, 2003, derives from the reclassification from the Merger surplus reserve, for purposes of replenishing the same tax-deferred reserve that had already been recorded in the financial statements at December 31, 2002 of TILAB (merged in the merged company).

Special reserve

Equal to euro 1,888,261 thousand at December 31, 2002. The reserve was fully utilized for the absorption of the loss for the year 2002 as voted by the Shareholders’ Meeting on May 26, 2003;

Reserve for capital grants

Equal to euro 498,701 thousand at December 31, 2003. The reserve consists of:

•	euro 485,821 thousand, from the reclassification of the Merger surplus reserve, for purposes of replenishing the same tax-deferred reserve that had already been recorded in the financial statements at December 31, 2002 of the merged company and in the financial statements of TILAB (merged in the merged company);

•	euro 12,880 thousand for the transfer from “reserves for risks and charges” of the portion of grants which became available during the year.

Miscellaneous reserves

These reserves amounted to euro 119,012 thousand at December 31, 2003, with a net decrease of euro 28,816 thousand. Contributing to the decrease were the following:

•	euro 927 thousand for the utilization of the “Reserve for the conversion of Olivetti floating rate notes 1998 - 2002” (which thus showed a nil balance) to absorb the 2002 loss of the merging company Olivetti, as voted by the Shareholders’ Meeting on May 26, 2003;

•	euro 163 thousand for the utilization of the “Reserve for warrants Olivetti shares 1998 - 2002” (which thus showed a nil balance), to absorb the 2002 loss of the merging company Olivetti as voted by the Shareholders’ Meeting on May 26, 2003;

•	euro 13,622 thousand for the utilization of the “Reserve for the exercise of the subscription rights (warrants or options) Olivetti 2002 -2004 reserved for the managers of the group holding company and its subsidiaries”, following the absorption of the 2002 loss of the merging company Olivetti as voted by the Shareholders’ Meeting on May 26, 2003;

•	euro 3,887 thousand for the utilization of the “Reserve for the exercise of the subscription rights (warrants or options) Olivetti 1999 - 2001 reserved for the managers of the group holding company and its subsidiaries”, which thus showed a nil balance, following the absorption of the 2002 loss of the merging company Olivetti as voted by the Shareholders’ Meeting on May 26, 2003;

•	euro 10,217 thousand for the utilization of the tax-deferred reserves, which thus showed a nil balance, following the absorption of the 2002 loss of the merging company Olivetti as voted by the Shareholders’ Meeting on May 26, 2003; Such reserves had been posted by Tecnost and brought forward to the financial statements of the merging company Olivetti after the merger of Tecnost. The utilization of euro 10,217 thousand referred to the following:

•	Reserve for research grants (Law No. 346/1988) for euro 8,741 thousand;

•	Reserve for technological Innovation grants (Law No. 46/1982) for euro 686 thousand;

•	Reserve for investment grants (Law No. 64/1986) for euro 695 thousand;

•	Reserve for VAT deductions on investments for euro 95 thousand.

Miscellaneous reserves at December 31, 2003 referred to the following:

•	euro 4,429 thousand for the relative “Reserve restricted Telecom Italia warrants ex Olivetti ex Tecnost 1999 - 2004” set up after the bonus capital increase by Tecnost and its redenomination in euro;

•	euro 114,583 thousand relative to the reserves which became available following the redistribution of capital and the change in the par value of the shares (of which euro 113,940 thousand deriving from the “Reserve restricted for the exercise Telecom Italia warrants ex Olivetti ex Tecnost 1999 - 2004” and euro 643 thousand deriving from the “Reserve for the exercise of subscription rights – warrants and options –Olivetti 2002—2004” reserved for the managers of the group holding company and its subsidiaries”).

2003 ANNUAL REPORT	292

Merger surplus reserve

Equal to euro 2,188,529 thousand at December 31, 2003. Formed by the surplus on the share exchange deriving from the merger (euro 4,633,630 thousand), as previously indicated, euro 2,445,101 thousand was utilized as follows:

•	euro 491,756 thousand to replenish the tax-deferred reserves of the merging company and TILAB;

•	euro 1,834,667 thousand for the reclassification to the Legal Reserve;

•	euro 118,678 thousand to replenish the Reserve Law 488/1992 of the merged company, in accordance with statutory restrictions.

RETAINED EARNINGS (ACCUMULATED DEFICIT)

The accumulated deficit of euro 299,930 thousand at December 31, 2002 was absorbed through the utilization of Additional paid-in capital, as described earlier.

* * *

In order to complete disclosure on the amounts and the changes in shareholders’ equity, reserves that are subject to restrictions for statutory purposes and the tax treatment applicable in the event of distribution are described in the following table.

SHAREHOLDER’S EQUITY RESERVES - RESTRICTIONS FOR STATUTORY PURPOSES AND TAX TREATMENT

(in thoudands of euro)	Amounts not subject to statutory restrictions (a)	Amounts subject to statutory restrictions (b)	Amounts at December 31, 2003 (c) = (a+b) = = (d+e+f)	Amounts of reserves which, in the event of distribution, form part of the taxableincome of the company (d)	Amounts of other income reserves (e)	Amounts of reserves which, in the event of distribution, don’t form part of the taxable income of the company (f)
Reserves
Additional paid-in capital on capital	88,377	—	88,377	—	—	88,377
Legal reserve	63,889	1,770,798	1,834,687	1,834,667	—	20
Reserve for treasury stock in portfolio	—	2,298	2,298	—	2,298	—
Merger surplus reserve	2,188,529	—	2,188,529	—	—	2,188,529
Reserve Law No. 488/92	—	118,678	118,678	—	98,403	20,275
Reserve, L.D. No. 124/93, ex art. 13	185	—	185	185	—	—
Reserve D.P.R. No. 917/86 ex art. 74	5,750	—	5,750	5,750	—	—
Reserve for capital grants	498,701	—	498,701	498,701	—	—
Miscellaneous reserves	91,575	27,437	119,012	—	643	118,369

Total reserves	2,937,006	1,919,211	4,856,217	2,339,303	101,344	2,415,570

The amount of distributable reserves on which the Company does not bear tax charges is equal to euro 2,368,501 thousand.

Theentire amount of additional paid-in capital is available for distribution owing to the fact that the legal reserve is higher than one-fifth of share capital.

The legal reserve is available for an amount equal to euro 63,889 thousand, that is, for the amount which exceeds the amount restricted as per art. 2430 of the Italian Civil Code. This reserve is tax-deferred for euro 1,834,667 due to the reclassification from the Merger Surplus reserve and carry the following tax restrictions for:

•	euro 649,345 thousand relating to inflation adjustments, in accordance with Law 72 of March 19, 1983, carried out by the merged company. In the event of distribution, this amount would form part of the taxable income of the company;

•	euro 468,944 thousand relating to inflation adjustments, in accordance with Law 413 of December 30, 1991, carried out by the merged company. In the event of distribution, this amount would form part of the taxable income of the company, increased by the equalization tax paid at that time (16%) and for which, in that case, a tax credit of the same amount would be attributed;

•	euro 716,378 thousand relating to the realignment, in accordance with art. 14 of Law 342 of November 21, 2000, of the fiscally recognized taxable values to the higher statutory values of the fixed assets for which accelerated depreciation had been taken by the merged company. In the event of distribution, this amount would form part of the taxable income of the company, increased by the equalization tax paid at that time (19%) and for which, in that case, a tax credit of the same amount would be attributed.

2003 ANNUAL REPORT	293

The reserve for treasury stock in portfolio is not a distributable reserve, as stated in art. 2357-ter of the Italian Civil Code.

The merger surplus reserve, relating to the surplus on the exchange ratio generated in 2003 by the Olivetti/Telecom Italia merger, and which remains after having replenished the reserve to conform to the tax and statutory restrictions of the same merged company and TILAB, can be distributed for the entire amount.

The reserve Law 488/1992, set up in the financial statements of the merged company for purposes of obtaining the benefits provided under by Law 488/1992 for investments in the south of Italy, was replenished, on pain of revocation of the benefits, through reclassification from the Merger surplus reserve. Therefore, this reserve can not be distributed since it is restricted up until the end of the financial year in which the individual projects receiving benefits have been completed.

The reserve Legislative Decree 124/93, art. 13, the reserve D.P.R. 917/86 art. 74 and the reserve for capital grants are tax-deferred reserves. In particular, the reserves in the financial statements of the merged company and the reserves recorded in financial statements of TILAB have been replenished by reclassification from the Merger surplus reserve. Should these reserves be distributed or utilized for purposes other than to absorb the losses for the year, they would form part of the taxable income of the Company.

Miscellaneous reserves are not distributable in the amount of euro 27,437 thousand, of which:

•	euro 4,429 thousand relates to the “Reserve restricted Telecom Italia warrants ex Olivetti ex Tecnost 1999 - 2004” set up after the bonus capital increase by Tecnost S.p.A. and its redenomination in euro;

•	euro 23,008 thousand relates to the residual amount of start-up and expansion costs recorded under assets in the balance sheet, pursuant to art. 2426 of the Italian Civil Code.

The remaining amount of euro 91,575 thousand, instead, is distributable.

Lastly, as a result of the transfer of tax-deferred amounts that are part of the share capital of the merged company and referring to inflation adjustments, the tax-deferred share capital increased from euro 385 thousand (that had already come from the share capital of the merged company Tecnost) to euro 786,605 thousand.

* * *

Finally, as far as future potential changes in share capital are concerned, at December 31, 2003, the following are still outstanding:

•	137,355,625 “Warrants Telecom Italia ordinary shares ex Olivetti 1999-2004” (formerly known as “Warrants Tecnost ordinary shares 1999-2004”, and then as “Warrants Olivetti ex Tecnost 1999-2004”).

Such warrants were originally valid for the subscription of the same number of Tecnost shares, or, after the merger of Tecnost S.p.A. in Olivetti S.p.A., 1.12 Olivetti shares for every warrant exercised. In accordance with the regulations, the per unit subscription price, originally established at euro 2.80 for every Tecnost share, was, in the meantime, increased on a monthly basis by 15% for the entire year, for the period between August 20, 1999 and the date the requests became effective for the subscription of the shares in exchange for the warrants, as well as adjusted following the changes in the subscription ratio at the time of the Olivetti – Tecnost merger and in relation to the capital increases against payment effected by Olivetti in 2001.

As a result of the merger of Telecom Italia S.p.A. in Olivetti S.p.A., following the process to redistribute share capital and on the basis of the exchange ratio of 0.471553 new Telecom Italia S.p.A. (former Olivetti S.p.A.) ordinary shares for every old Olivetti ordinary share, such warrants are now valid for the subscription of 0.52813936 Telecom Italia ordinary shares for every warrant exercised, at a per unit subscription price that was further adjusted as a result of applying the aforementioned ratio, and is therefore equal to:

•	euro 9.308 for the exercise requests presented in January 2004;

•	euro 9.415 for the exercise requests presented in February 2004;

•	euro 9.551 for the exercise requests presented in March 2004;

•	euro 9.660 for the exercise requests presented in April 2004;

•	euro 9.783 for the exercise requests presented in May 2004;

•	euro 9.847 for the exercise requests presented from June 1 to June 20, 2004.

•	Against the warrants that are still exercisable, therefore, a maximum 72,542,911 Telecom Italia ordinary shares of par value euro 0.55 each could be issued, for a total par value of euro 39,899 thousand, plus additional paid-in capital which could vary between a minimum of euro 635,331 thousand (in the event of the full exercise of the warrants in January 2004) and a maximum of euro 675,229 thousand (in the event of the full exercise of the warrants in June 2004) in addition to euro 4,429 thousand deriving from the utilization of the “Reserve restricted for the exercise of Telecom Italia warrants ex Olivetti ex Tecnost 1999-2004”.

•	487,026,145 “Telecom Italia 1.5% 2001 - 2004 convertible notes with a premium on redemption” (formerly known as “Olivetti 1.5% 2001 -2004 convertible notes with a premium on redemption”), which, however, are no longer convertible as from December 16, 2003 and which were completely reimbursed by a one-time payment on January 1, 2004.

2003 ANNUAL REPORT	294

•	2,389,801,830 “Telecom Italia 1.5% 2001—2010 convertible notes with a premium on redemption” (formerly known as “Olivetti 1.5% 2001-2010 convertible notes with a premium on redemption”), net of 251,632 notes on which conversion into shares had already been requested on December 31, 2003, with the consequent reduction in the quantity of notes still convertible in return for a liability with future shareholders (the corresponding 118,654 ordinary shares were issued on January 15, 2004).

Such notes originally allowed conversion into Olivetti shares, in a ratio of one Olivetti share for every note converted.

As a result of the merger of Telecom Italia S.p.A. in Olivetti S.p.A., following the process to redistribute the share capital of the merging company and in light of the ratio indicated above, such notes now allow the conversion to Telecom Italia shares in a ratio of 0.471553 Telecom Italia ordinary shares for every note converted.

Against the above notes that can still be converted, therefore, a maximum 1,126,918,222 Telecom Italia ordinary shares could be issued, for a total par value of euro 619,805 thousand, plus additional paid-in capital of euro 1,769.997 thousand.

•	800,000 warrants for the ex Olivetti “Stock Option Plan 2002-2004”.

Such warrants were originally valid for the subscription of the same number of Olivetti shares at a price which, after the adjustment for the capital increases against payment by Olivetti in 2001, were equal to euro 3.308 for every warrant issued.

Subsequent to the merger of Telecom Italia S.p.A. in Olivetti S.p.A., following the process to redistribute share capital and on the basis of the exchange ratio indicated above, such warrants are now valid for the subscription of 0.471553 Telecom Italia ordinary shares each, at a price of about euro 7.015 per share.

Against the above warrants that can still be exercised, taking into account the maximum quantities of the shares that can be subscribed by each owner, therefore, a maximum 377,241 new Telecom Italia ordinary shares could be issued, for a total par value of euro 207 thousand, plus additional paid-in capital of euro 2,439 thousand.

•	5,940,000 warrants of the “Three-year Stock Option Plan February 2002-December 2004” ex Olivetti.

Such warrants were originally valid for the subscription of the same number of Olivetti shares at a price which, after the adjustment for the capital increases against payment by Olivetti in 2001, were equal to euro 2.515 for every warrant issued.

Subsequent to the merger of Telecom Italia S.p.A. in Olivetti S.p.A., following the process to redistribute share capital and on the basis of the exchange ratio indicated above, such warrants are now valid for the subscription of 0.471553 Telecom Italia ordinary shares each, at a price of about euro 5.333 per share.

Against the above warrants that can still be exercised, taking into account the maximum quantities of the shares that can be subscribed by each owner, therefore, a maximum 2,800,995 new Telecom Italia ordinary shares could be issued, for a total par value of euro 1,541 thousand, plus additional paid-in capital of euro 13,398 thousand.

•	4,511,901.242506 options of the “Stock Option Plan 1999” ex Telecom Italia, net of 594,724.543916 options for which exercise had already been requested at December 31, 2003 and for which the corresponding 1,963,109 shares were issued in January 2004.

Such options were originally valid for the subscription of the same number of shares of the merged company Telecom Italia at a price of euro 6.79 for every option exercised.

Subsequent to the merger of Telecom Italia S.p.A. in Olivetti S.p.A., following the process to redistribute the share capital and in light of the exchange ratio of 3.300871 new Telecom Italia S.p.A. (former Olivetti S.p.A.) ordinary shares for every old Telecom Italia ordinary share, such options are now valid for the subscription of 3.300871 Telecom Italia ordinary shares each, at a price of about euro 2.057 per share.

Against the above options that can still be exercised, taking into account the maximum quantities of the shares that can be subscribed by each holder, therefore, a maximum 14,893,133 new Telecom Italia ordinary shares could be issued, for a total par value of euro 8,191 thousand, plus additional paid-in capital of euro 22,444 thousand.

•	10,699,996 options of the “Stock Option Plan 2000” ex Telecom Italia.

Such options were originally valid for the subscription of the same number of shares of the merged company Telecom Italia at a price of euro 13.815 for every option exercised.

Subsequent to the merger of Telecom Italia S.p.A. in Olivetti S.p.A., following the process to redistribute the share capital and in light of the exchange ratio indicated above, such options are now valid for the subscription of 3.300871 Telecom Italia ordinary shares each, at a price of about euro 4.185 per share.

Against the above options that can still be exercised, taking into account the maximum quantities of the shares that can be subscribed by each holder, therefore, a maximum 35,319,216 new Telecom Italia ordinary shares could be issued, for a total par value of euro 19,426 thousand, plus additional paid-in capital of euro 128,394 thousand.

2003 ANNUAL REPORT	295

•	32,340,000 options of the “Stock Option Plan 2001” ex Telecom Italia.

Such options were originally valid for the subscription of the same number of shares of the merged company Telecom Italia at a price of euro 10.488 for every option exercised.

Subsequent to the merger of Telecom Italia S.p.A. in Olivetti S.p.A., following the process to redistribute the share capital and in light of the exchange ratio indicated above, such options are now valid for the subscription of 3.300871 Telecom Italia ordinary shares each, at a price of about euro 3.177 per share.

Against the above options that can still be exercised, taking into account the maximum quantities of the shares that can be subscribed by each holder, therefore, a maximum 106,749,534 new Telecom Italia ordinary shares could be issued, for a total par value of euro 58,712 thousand, plus additional paid-in capital of euro 280,468 thousand.

•	11,340,000 options of the “Stock Option Plan 2002 Top” ex Telecom Italia.

Such options were originally valid for the subscription of the same number of shares of the merged company Telecom Italia at a price of euro 9.203 for every option exercised.

Subsequent to the merger of Telecom Italia S.p.A. in Olivetti S.p.A., following the process to redistribute the share capital and in light of the exchange ratio indicated above, such options are now valid for the subscription of 3.300871 Telecom Italia ordinary shares each, at a price of about 2.788 per share.

Against the above options that can still be exercised, taking into account the maximum quantities of the shares that can be subscribed by each holder, therefore, a maximum 37,431,858 new Telecom Italia ordinary shares could be issued, for a total par value of euro 20,588 thousand, plus additional paid-in capital of euro 83,774 thousand.

•	26,286,500 options of the “Stock Option Plan 2002” ex Telecom Italia.

Such options were originally valid for the subscription of the same number of shares of the merged company Telecom Italia at the following prices for each option held: 25,246,500 options at a price of euro 9.665, 840,000 options at a price of euro 7.952 and 200,000 options at the price of euro 7.721.

Subsequent to the merger of Telecom Italia S.p.A. in Olivetti S.p.A., following the process to redistribute the share capital and in light of the exchange ratio indicated above, such options are now valid for the subscription of 3.300871 Telecom Italia ordinary shares each, at a price of, respectively, about euro 2.928, about euro 2.409 and about euro 2.339 per share.

Against the above options that can still be exercised, taking into account the maximum quantities of the shares that can be subscribed by each holder and the different subscription prices, therefore, a maximum 86,767,868 new Telecom Italia ordinary shares could be issued, for a total par value of euro 47,722 thousand, plus additional paid-in capital of euro 204,508 thousand.

The Shareholders’ Meeting of May 26, 2003 also conferred the Board of Directors with the right (which, to date, has not been exercised), pursuant to art. 2443 of the Italian Civil Code, and for a period of a maximum of five years beginning May 26, 2003, to increase against payment, at one or more times, the share capital through the issue of a maximum of 88,445,000 ordinary shares of par value euro 0.55 each (and therefore for a maximum euro 48,644,750), to be offered in subscription to the employees of Telecom Italia S.p.A. or the companies which it controls, with exclusion of the option right pursuant to the interpretation of art. 2441, last paragraph, of the Italian Civil Code and art. 134, paragraphs 2 and 3 of Legislative Decree 58/1998. The resolutions by the Board of Directors shall fix a specific deadline for the subscription of the shares and shall provide that, in the event the increase voted by the Board is not subscribed to by the deadline set each time for that purpose, the capital shall be increased for an amount equal to the subscriptions received up to that deadline date.

2003 ANNUAL REPORT	296

RESERVES FOR RISKS AND CHARGES	euro 777,327 thousand

(euro 336,310 thousand at December 31, 2002 - data of the merging company)

(euro 3,481,296 thousand at December 31, 2002 restated)

These decreased by euro 2,703,969 thousand, compared to December 31, 2002 restated. The composition and changes in these reserves are described as follows:

					Changes during the year
(in thousands of euro)	12/31/2002 Olivetti	12/31/2002 Merged company	Merger effect	Total 12/31/2002 restated	TILAB merger	Provi sions	Utiliza tions	Released to income	Riclassi- fications/ Other	12/31/2003
Reserve for taxes	—	134,682	—	134,682	248	—	(16,816)	(76)	1,372	119,410
For taxes	—	134,682	—	134,682	120	—	(16,816)	(76)	1,500	119,410
For deferred taxes	—	—	—	—	128	—	—	—	(128)	—
Other reserves	336,310	3,010,304	—	3,346,614	4,220	141,385	(2,403,875)	(204,160)	(226,267)	657,917
Reserve for litigation	—	129,838	—	129,838	—	14,420	(31,777)	—	1,008	113,489
Reserve for capital grants	—	101,757	—	101,757	—	—	(12,881)	—	—	88,876
Reserve for losses of subsidiaries and affiliates	122,092	87,767	—	209,859	51	5,297	(130,612)	(74,424)	93	10,264
Reserve for corporate restructuring	24,017	193,897	—	217,914	3,739	97,600	(197,098)	(1,011)	—	121,144
Reserve for purchase commitments	—	1,941,843	—	1,941,843	—	—	(1,941,843)	—	—	—
Reserve for contractual risks and other risks	190,201	555,202	—	745,403	430	24,068	(89,664)	(128,725)	(227,368)	324,144

Total	336,310	3,144,986	—	3,481,296	4,468	141,385	(2,420,691)	(204,236)	(224,895)	777,327

Reserve for taxes

The reserve for taxes amounted to euro 119,410 thousand and decreased by euro 15,272 thousand, compared to December 31, 2002 restated.

Other reserves

Other reserves amounted to euro 657,917 thousand and decreased by euro 2,688,697 thousand compared to December 31, 2002 restated.

In particular:

•	the reserve for purchase commitments was completely utilized as a result of the early exercise of the JP Morgan put option on Seat Pagine Gialle shares;

•	the movements in the reserve for contractual risks and other risks mainly regarded: the release to income for euro 128,725 thousand and reclassifications/other reasons for euro 226,670 thousand.

The release to income regarded the reserve set up in prior years of euro 111,616 thousand for the TLC license fee that is no longer payable following the ruling handed down by the European Court of Justice in September 2003.

The reclassifications principally relate to: transfers, to the reserve for losses of subsidiaries and affiliates and the allowance for doubtful accounts for a total of euro 155,440 thousand to cover the receivables waived by the Telecom Italia Group due from the former company Stream, on the basis of the agreement for the sale of 30.1% of the investment held by Telecom Italia in the same former company Stream, the transfer to the reserve for losses of subsidiaries and affiliates (euro 40,000 thousand) to adjust the carrying value of the investment in Mirror International Holding to the share of the underlying net equity, the reclassification to the allowance for doubtful accounts (euro 21,407 thousand) to cover the risk of uncollectible receivables from the employees of the former company Iritel, no longer in service, with respect to the recovery of the “Special Supplementary Indemnity” provided by Law No. 87 of January 29, 1994, paid to these same employees by INPDAP.

2003 ANNUAL REPORT	297

RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES	euro 972,413 thousand

(euro 2,587 thousand at December 31, 2002 - data of the merging company)

(euro 971,140 thousand at December 31, 2002 restated)

This reserve increased by euro 1,273 thousand, compared to December 31, 2002. The following changes took place during the year:

(in thousands of euro)
Balance at December 31, 2002 - restated	971,140

Changes during the year:
– TILAB merger	21,015
– Provisions charged to income for amounts to fund employee termination indemnities accrued in favor of employees during the year plus the fixed and variable cost-of-living adjustments required under Law No. 297/1982	131,362
– Utilizations for:
• Indemnities paid to employees who took retirement or resigned during the year	(120,530)
• Advances	(11,050)
• Supplementary benefits (Telemaco)	(10,638)
• Substitute tax on the revaluation of the reserve	(3,076)
– Amounts transferred to/from subsidiaries	(5,810)

Balance at December 31, 2003	972,413

LIABILITIES	euro 41,395,472 thousand

(euro 15,499,956 thousand at December 31, 2002 - data of the merging company)

(euro 39,258,600 thousand at December 31, 2002 restated)

A breakdown of liabilities and accrued expenses by due date, as set forth in point 6 of art. 2427 of the Italian Civil Code, is provided in Annex 5.

Liabilities, which increased by euro 2,136,872 thousand, compared to December 31, 2002 restated, included the following:

	12/31/2002 Olivetti	12/31/2002 Merged company	Merged effect	Total 12/31/2002 restated	Changes during the year
(in thousands of euro)					TILAB merger	Other changes	Total changes	12/31/2003
Debentures	3,900,000	10,941,662	—	14,841,662	—	(5,076,679)	(5,076,679)	9,764,983
Convertible debentures	4,184,128	—	—	4,184,128	—	(24,558)	(24,558)	4,159,570
Due to banks	690,729	3,447,500	—	4,138,229	4,128	(2,951,263)	(2,947,135)	1,191,094
Due to other lenders	37,333	502,545	—	539,878	—	242,007	242,007	781,885
Advances	3,772	9,967	—	13,739	—	8,984	8,984	22,723
Trade accounts payable	8,989	1,855,721	—	1,864,710	16,734	48,350	65,084	1,929,794
Notes payable	—	20,000	—	20,000	—	—	—	—
Accounts payable to subsidiaries	6,373,773	3,181,937	(137)	9,555,573	(82,060)	11,070,007	10,987,947	20,543,520
Accounts payable to affiliated companies	586	156,023	—	156,609	—	(71,838)	(71,838)	84,771
Accounts payable to parent companies		213,969	(213,969)	—	—	—	—	—
Taxes payable	282,587	221,261	—	503,848	3,132	(127,900)	(124,768)	379,080
Contributions to pension and social
security institutions	373	691,021	—	691,394	6,140	(70,765)	(64,625)	626,769
Other liabilities	17,686	2,731,144	—	2,748,830	13,798	(851,346)	(837,547)	1,911,283

Total	15,499,956	23,972,750	(214,106)	39,258,600	(38,128)	2,175,000	2,136,872	41,395,472

2003 ANNUAL REPORT	298

Debentures	euro 9,764,983 thousand

Debentures included the following:

•	euro 4,000,000 thousand relating to notes issued under the “Global Note Program” as follows:

•	euro 1,500,000 thousand floating-rate notes issued on December 21, 2001. The maturity date is June 21, 2005 and the issuer can call in the notes at an earlier date at face value beginning from the end of the second year and at every coupon date for interest thereafter; the call provision was exercised in March 2004;

•	euro 2,500,000 thousand fixed-rate notes issued on February 1, 2002 in two tranches of euro 1,250,000 thousand each, maturing February 1, 2007 and February 1, 2012.

•	euro 214,983 thousand relating to the 2002 - 2022 notes reserved for subscription by employees, in service and retired, of companies, directly and indirectly, controlled by Telecom Italia with headquarters in Italy. The 20-year notes, with a face value of euro 50 each, issued at face value, are not listed and can only be traded with Telecom Italia at face value. The semi-annual interest is payable in arrears on January 1 and July 1 of every year and is indexed to the 6-month Euribor;

•	euro 2,500,000 thousand of fixed-rate notes subscribed to by the subsidiary Olivetti Finance N.V. 2002-2012 (issued June 26, 2002);

•	euro 1,400,000 thousand of fixed-rate notes subscribed to by subsidiary Olivetti Finance N.V. 2002-2012 (issued December 23, 2002);

•	euro 1,500,000 thousand of fixed-rate notes subscribed to by Telecom Italia Finance 2001-2011 (issued May 31, 2001);

•	euro 150,000 thousand of fixed-rate notes subscribed to by Telecom Italia Finance 2001-2011 (issued December 28, 2001).

In accordance with what was approved by the Board of Directors of Telecom Italia on May 5, 2003, in order to bring the ratio of net equity to notes into equilibrium, in 2003, notes subscribed by Telecom Italia Finance were repurchased and cancelled for euro 5,100,000 thousand.

Convertible debentures	euro 4,159,570 thousand

These are detailed as follows:

(in thousands of euro)	12/31/2002 Olivetti	12/31/2002 Merged company	Total 12/31/2002 restated	Changes during the year	12/31/2003
Telecom Italia 1.5% 2001-2004 convertible notes with a premium on redemption
- Face value	1,267,628	—	1,267,628	—	1,267,628
- Conversions to ordinary shares	(364)	—	(364)	(996)	(1,360)
- Residual face value	1,267,264	—	1,267,264	(996)	1,266,268
- Premium on redemption	64,347	—	64,347	(51)	64,296

Total	1,331,611	—	1,331,611	(1,047)	1,330,564

Telecom Italia 1.5% 2001-2010 convertible notes with a premium on redemption
- Face value	2,412,963	—	2,412,963	—	2,412,963
- Conversions to ordinary shares	(3,300)	—	(3,300)	(19,861)	(23,161)
- Residual face value	2,409,663	—	2,409,663	(19,861)	2,389,802
- Premium on redemption	442,854	—	442,854	(3,650)	439,204

Total	2,852,517	—	2,852,517	(23,511)	2,829,006

Total	4,184,128	—	4,184,128	(24,558)	4,159,570

Due to banks	euro 1,191,094 thousand

These decreased by euro 2,947,135 thousand, compared to December 31, 2002 restated. They comprised medium/long-term debt totaling euro 680,606 thousand – of which euro 20,340 thousand was secured by collateral – and short-term borrowings totaling euro 510,488 thousand, relating to bank overdrafts.

Due to other lenders	euro 781,885 thousand

These increased by euro 242,007 thousand, compared to December 31, 2002 restated. They consisted of medium/long-term financing, euro 540,090 thousand and short-term loans payable, euro 241,795 thousand.

2003 ANNUAL REPORT	299

Medium/long-term financing principally refers to liabilities for derivatives transactions (euro 291,178 thousand) put into place with various banks to hedge loans made by subsidiaries, loans made by Cassa Depositi e Prestiti (euro 212,827 thousand) and the Fondo per l’innovazione tecnologica (euro 35,216 thousand).

Short-term loans (euro 241,795 thousand) referred almost entirely to loans made by TI Securitisation Vehicle S.r.l. (euro 232,531 thousand) deriving from excess financial resources generated by securitization transactions.

Trade accounts payable	euro 1,929,794 thousand

These increased by euro 65,084 thousand compared to December 31, 2002 restated. The balance includes euro 380,876 thousand due to other telecommunications operators.

Transactions with other related parties amounted to euro 66,626 thousand, in particular with Pirelli (euro 15,284 thousand) and Pirelli Real Estate (euro 8,278 thousand).

Accounts payable to subsidiaries	euro 20,543,520 thousand

These increased by 10,987,947 thousand, compared to December 31, 2002 restated. They consisted of financial payables, trade accounts payable and other payables. Financial payables (euro 19,303,264 thousand) referred to current account transactions negotiated at market rates for cash management purposes and mainly included loans payable to Olivetti Finance N.V. (euro 6,042,474 thousand), TI Finance (euro 5,546,980 thousand), Telecom Italia Capital (euro 3,167,063 thousand), Olivetti Holding B.V. (euro 2,097,000 thousand) and TIM (euro 1,440,501 thousand). Trade accounts payable (euro 1,148,987 thousand) mainly consisted of accounts payable to Telecom Italia Sparkle (euro 216,568 thousand), TIM (euro 202,223 thousand) and Telecom Italia Media (euro 52,737 thousand) for the portion of TLC services invoiced by Telecom Italia to customers, and IT Telecom (euro 564,308 thousand), Telecom Italia Learning Services (euro 22,428 thousand), Telenergia (euro 17,552 thousand), Emsa Servizi (euro 15,505 thousand) and Atesia (euro 14,351 thousand) for supply transactions. Other payables (euro 91,269 thousand) referred to payable positions connected with the Group’s VAT settlement system, specifically in reference to Telecom Italia Media (euro 5,602 thousand) and Tele Sistemi Ferroviari (euro 4,813 thousand), payables for capital contributions particularly to Path.Net (euro 18,074 thousand), and sundry payables to Telecom Italia Sparkle (euro 49,166 thousand) for the adjustment on the contribution of the “International Wholesale Services” business segment.

Accounts payable to affiliated companies	euro 84,771 thousand

These decreased by euro 71,838 thousand, compared to December 31, 2002 restated. They referred to financial payables, trade accounts payable and other payables. Financial payables (euro 1,027 thousand) referred to current account transactions negotiated at market rates for cash management purposes and were mainly due to Sky Italia (euro 535 thousand), Consorzio Telcal (euro 303 thousand) and Siemens Informatica (euro 182 thousand). Trade accounts payable (euro 59,405 thousand) mainly referred to payables to Italtel (euro 42,174 thousand) and Siemens Informatica (euro 12,447 thousand). Other payables (euro 24,339 thousand) referred to share capital payable to Mirror International Holding.

Taxes payable	euro 379,080 thousand

These decreased by euro 124,768 thousand, compared to December 31, 2002 restated, and mainly referred to:

•	the VAT liability, totaling euro 260,674 thousand;

•	the payable to the Italian Treasury for withholding taxes, totaling euro 67,363 thousand;

•	the financial payables (euro 23,430 thousand), relating to both the agreement reached with the Tax Administration over assessments received in 2001 (euro 13,680 thousand), and the Company’s decision to take advantage of the tax amnesty under the 2003 Finance Bill (euro 9,750 thousand).

Contributions to pension and social security institutions	euro 626,769 thousand

These decreased by euro 64,625 thousand, compared to December 31, 2002 restated They included amounts owed to social security and health institutions with regard to personnel. These specifically included euro 529,869 thousand payable to INPS for the estimated charges assessed pursuant to Law No. 58/1992, described under the accounting policies.

Other liabilities	euro 1,911,283 thousand

These decreased by euro 837,547 thousand, compared to December 31, 2002 restated. They included, in particular, liabilities for:

•	payables to customers totaling euro 1,178,144 thousand, including, among other things, deposits by subscribers against telephone conversations and pre-billed basic charges;

•	employee-related items amounting to euro 547,843 thousand.

Following the earlier-mentioned ruling by the Court of Justice of the European Union in September 2003, the liability for the TLC license fee at December 31, 2002 (euro 810,256 thousand) was released to income.

2003 ANNUAL REPORT	300

ACCRUED EXPENSES AND DEFERRED INCOME	euro 2,448,626 thousand

(euro 1,505,346 thousand at December 31, 2002 - data of the merging company)

(euro 2,608,230 thousand at December 31, 2002 restated)

These decreased by euro 159,604 thousand, compared to December 31, 2002 restated, and included the following:

(in thousands of euro)	12/31/2002 Olivetti	12/31/2002 Merged company	Merged effect	Total 12/31/2002 restated	12/31/200
Accrued expenses
- trade	217	119	—	336	89
- financial	1,503,249	578,929	—	2,082,178	1,828,233
	1,503,466	579,048	—	2,082,514	1,828,322
Deferred income
- trade	1,880	389,403	(1,106)	390,177	504,084
- financial	—	2,685	—	2,685	3,880
- other	—	132,854	—	132,854	112,340
of which capital grants (unavailable portion)		132,854		132,854	110,532
	1,880	524,942	(1,106)	525,716	620,304

Total	1,505,346	1,103,990	(1,106)	2,608,230	2,448,626

Accrued financial expenses mainly regarded interest on loans from subsidiaries (euro 1,648,549 thousand), including Olivetti Finance N.V. (euro 1,372,510 thousand) and TI Finance (euro 215,375 thousand) and interest on notes (euro 347,742 thousand).

Deferred income mainly included pre-billed basic subscriber charges, rentals and maintenance of telephone equipment (euro 348,269 thousand), interconnecting fees and line rentals from Telecom Italia Sparkle (euro 131,105 thousand), the unavailable portion of capital grants received after December 31, 1992 and financial items principally connected to loans to employees.

An analysis of liabilities and accrued expenses by maturity and type is provided in Annex 5.

2003 ANNUAL REPORT	301

MEMORANDUM ACCOUNTS

Memorandum accounts totaled euro 30,092,500 thousand at December 31, 2003 and can be analyzed as follows:

GUARANTEES PROVIDED	euro 29,914,107 thousand

Guarantees provided consisted of sureties (net of counter-guarantees received totaling euro 1,518,280 thousand), of which euro 29,654,576 thousand was on behalf of subsidiaries, euro 106,451 thousand on behalf of affiliated companies and euro 153,080 thousand on behalf of third parties. The guarantees were given mainly in respect of the notes issued by Olivetti Finance (under the Euro Medium Term Note program) for euro 16,086,406 thousand, by Telecom Italia Finance for euro 9,676,782 thousand (part of the Global Medium Term Note Program which is completely guaranteed by Telecom Italia) and by Telecom Italia Capital for euro 3,602,534 thousand, and other medium/long-term financial transactions, supply contracts and guarantees on bids to acquire licenses abroad.

PURCHASES AND SALES COMMITMENTS	euro 159,844 thousand

This item consisted of commitments for purchases of euro 156,671 thousand and commitments for sales of euros 3,173 thousand.

The commitments for purchases mainly related to the purchase of leased buildings owned by Fintecna (euro 72,000 thousand), future lease obligations plus related purchase options (euro 64,359 thousand), Telecom Italia’s five-year commitment with the “Interaction Design Institute” Association of Ivrea (euro 12,112 thousand) and the commitment for the purchase the receivables of IDI, OIS and Olivetti Sanità (for a total of euro 7,960 thousand)”.

Commitments for sales refer to the sale of the investment in LI.SIT. to Lombardia Informatica for euro 1,573 thousand, at the expiry of the contract (September 15, 2009), and the sale of Siosistemi for euro 1,600 thousand, finalized on January 13, 2004.

OTHER MEMORANDUM ACCOUNTS	euro 18,549 thousand

These mainly referred to assets of third parties on loan, on deposit for safekeeping and securities of third parties held as guarantees.

* * *

Moreover:

•	the Company issued weak letters of patronage totaling euro 939,161 thousand, chiefly on behalf of subsidiaries and affiliated companies to guarantee insurance polices, lines of credit and overdraft arrangements;

•	assets held by third parties on loan, on deposit for safekeeping or for similar purposes amounted to euro 204,775 thousand, and mainly consisted of equipment leased to customers;

•	guarantees provided by others for company obligations amounted to euro 404,338 thousand to guarantee the proper performance of non-financial contractual obligations;

•	the shares of employees and private shareholders deposited at December 31, 2003 with Telecom Italia, and therefore subdeposited with Monte Titoli S.p.A., were equal to euro 66,576 thousand, whereas those awaiting assignment or in the process of being replaced totaled euro 165 thousand;

•	at December 31, 2003, the expense fund to safeguard the holders of savings shares, set up by resolution of the Shareholders’ Meeting of June 21, 1999, amounted to euro 2,103 thousand; this fund, as voted by the Savings Shareholders’ Meeting of October 31, 2001, was used to pay the fee to the common representative of these shareholders;

•	the total amount of commitments at December 31, 2003 for building lease obligations to be paid to Imser 60, Tiglio 1, Tiglio 2 and FMP Italy 1 on contracts for a duration of 9 to 21 years amounted to euro 3,989,103 thousand;

•	under the agreements for the sale of the investment in Nuova Seat Pagine Gialle, Telecom Italia is committed to providing Telecom Italia Media (the spun-off company) with the resources that would be necessary until it is able to satisfy its existing debts and commitments with regularity, in order to avoid any joint responsibility by Nuova Seat, ex art. 2504-decies of the Italian Civil Code.

2003 ANNUAL REPORT	302

DERIVATIVE FINANCIAL INSTRUMENTS

Transactions in derivative financial instruments at December 31, 2003 include combined cross currency & interest rate swaps (to covert some loan contracts in British pounds and Japanese yen to euro) and interest rate swaps (to covert loans originally at floating interest rates to fixed interest rates and to convert the indexing of debt linked with domestic parameters to the 6-month Euribor).

The following table shows the notional values of the derivatives at December 31, 2003 hedging medium/long-term debt.

DESCRIPTION	Notional amount in millions of euro
CCIRS transactions finalized by Telecom Italia S.p.A.	3,833	*
Floating to fixed IRS transactions finalized by Telecom Italia S.p.A.	13
Floating to floating IRS transactions finalized by Telecom Italia S.p.A.	322

(*)	The protection structure is conditional on the loans being maintained performing by Telecom Italia S.p.A. for euro 346 million.

•	CCIRS transactions finalized by Telecom Italia S.p.A. amounting to euro 3,833 million refer:

•	for euro 3,409 million with reference to the floating rate infragroup loan in U.S. dollars, received from the subsidiary Telecom Italia Capital S.A. following the bonds issued in October 2003 for a total amount of US$ 4,000 million, with conversion of the loan to:

•	quarterly floating rate in euro maturing November 2008 for euro 851 million;

•	semiannual average 5.04% fixed rate in euro maturing November 2013 for euro 1,709 million, of which euro 470 million through two distinct and linked transactions;

•	semiannual 5.99% fixed rate in euro maturing November 2033 for euro 849 million.

•	for euro 174 million, with reference to the Dual Currency loan with a notional principal of Japanese yen 20 billion with a 5% fixed interest rate with a step-up of +0.45% in U.S.$ maturing October 2029, originally received by Olivetti International Finance N.V., now carried by Telecom Italia Finance S.A., the following was concluded:

•	by Telecom Italia S.p.A., a CCIRS in which Telecom Italia S.p.A., with regard to the infragroup loan in Japanese yen, receives 6-month Libor in Japanese yen and pays 6-month Euribor. This protection structure is conditional on the loan being maintained performing by Telecom Italia S.p.A

•	by Telecom Italia S.p.A., an IRS with the conversion of the semiannual floating rate in euro to a 6.13% fixed rate up to October 2004 and after that to an annual 6.68% fixed rate (or a semiannual floating rate in euro as elected by the counterpart) up to maturity.

•	for euro 171 million, with reference to the bonds 2002/2032 of Japanese yen 20 billion with a 3.55% fixed rate coupon maturing May 2032 issued by Olivetti Finance N.V., a CCIRS was finalized by Telecom Italia S.p.A. on an infragroup loan in which Telecom Italia S.p.A. receives 6-month Libor in Japanese yen and pays 6-month Euribor. This protection structure is conditional on the loan being maintained performing by Telecom Italia S.p.A.;

•	for the remaining euro 79 million, there is a CCIRS linked to an EIB loan in British pounds with conversion to a floating rate in euro.

•	The floating to fixed IRS transactions (4.68%) finalized by Telecom Italia S.p.A. for a notional amount of euro 13 million refer to EIB loans at floating rates.

•	The floating to floating IRS transactions finalized by Telecom Italia S.p.A. for a notional amount of euro 322 million refer to the indexed loans at domestic parameters (Rendint, Rolint, Robot) with conversion to the 6-month Euribor.

At December 31, 2003, Telecom Italia S.p.A. has exchange rate transactions put into place for treasury management purposes for a notional amount of euro 241 million.

Consistent with the accounting principles disclosed previously, the negative difference, if any, on the valuation of the above detailed derivative financial instruments at fair value, was recognized in the statement of income under financial expenses.

2003 ANNUAL REPORT	303

STATEMENTS OF INCOME

PRODUCTION VALUE	euro 16,319,632 thousand

(euro 13,598 thousand in 2002 - data of the merging company)

(euro 17,303,534 thousand in 2002 restated)

Production value, which decreased by euro 983,902 thousand compared to 2002 restated, included the captions below:

Sales and service revenues	euro 16,033,201 thousand

Sales and service revenues decreased by euro 1,021,529 thousand compared to 2002 restated and are shown gross of the amount due to other operators (euro 3,079,902 thousand), which are included in “service costs”.

The breakdown of revenues by business segment and geographical area, expressly required by art. 2427, point 10, of the Italian Civil Code, is presented in the following table:

Breakdown by business segment

(in thousands of euro)	2003	2002 restated	2002
Sales:
- telephone products	425,948	251,549	—
- other goods	765	344	—

	426,713	251,893	—

Services:
- Traffic	6,797,759	8,280,672	—
- Basic subscription charges	7,937,422	7,760,754	—
- Grants	323,643	302,969	—
- Miscellaneous income	547,664	458,442	—

	15,606,488	16,802,837	—

Total	16,033,201	17,054,730	—

Breakdown by geographical area
(in thousands of euro)	2003	2002 restated
Italy	15,560,333	15,834,175
Rest of Europe	287,297	691,625
North America	19,138	230,833
Central and South America	49,032	100,626
Australia, Africa and Asia	117,401	197,471

Total	16,033,201	17,054,730

Traffic revenues are detailed as follows:

(in thousands of euro)	2003	2002 restated
• Retail traffic:
- phone	4,726,314	5,088,659
- internet (on-line dial-up and Adsl)	474,890	506,712
- VAS and data	882,805	776,361

	6,084,009	6,371,732

• National wholesale traffic	713,750	1,908,940

Total	6,797,759	8,280,672

2003 ANNUAL REPORT	304

Revenues from basic subscription charges are detailed below:

(in thousands of euro)	2003	2002 restated
• Retail subscription charges:
- phone	5,057,459	5,006,432
- Adsl	221,797	85,454
- VAS and data	1,504,217	1,501,868

	6,783,473	6,593,754

• National wholesale subscription charges	1,153,949	1,167,000

Total	7,937,422	7,760,754

The breakdown of sales and service revenues by geographical area differs considerably from 2002 due to the contribution of the “International Wholesale Services” business segment to Telecom Italia Sparkle.

Transactions for revenues from sales and services with subsidiaries and affiliated companies totaled euro 1,242,610 thousand. In particular they referred to:

•	TIM (euro 626,149 thousand) - revenues for mobile-fixed interconnections and lines leased;

•	Teleleasing (euro 166,002 thousand) - sales of products and telecommunications services;

•	Telecom Italia Media (euro 124,879 thousand) - telecommunications services;

•	Path.Net (euro 100,277 thousand) - TLC services and infrastructures dedicated to the Public Administration;

•	Telecom Italia Sparkle (euro 88,376 thousand) - telecommunications services;

•	IT Telecom (euro 43,000 thousand) - telecommunications services.

Changes in inventory of contract work in process	euro 6,432 thousand

Changes in inventory of contract work in process represented the difference between the increase in work in progress and the decrease as a result of completed contracts.

Increases in capitalized internal construction costs	euro 59,848 thousand

These consisted entirely of capitalized labor costs. The item increased by euro 49,265 thousand compared to 2002 restated.

Other revenues and income	euro 220,151 thousand

Other revenues and income included the following:

(in thousands of euro)	2003	2002 restated	2002
Operating grants	8,812	—	—
Gains on disposal of assets used in the production process	4,551	1,761	—
Reimbursements for costs of employees on loan at Group companies	30,643	31,485	—
Capital grants recorded in income	24,372	24,897	—
Late payment fees	79,078	91,042	—
Indemnification, reimbursements and recoveries and other miscellaneous income	72,695	88,761	13,598

Total	220,151	237,946	13,598

Transactions involving other revenues and income with subsidiaries and affiliated companies totaled euro 77,334 thousand. They referred to the recovery of costs for personnel on loan and sundry services, mainly in respect of:

•	TIM (euro 24,322 thousand);

•	Telecom Italia Sparkle (euro 14,193 thousand);

•	IT Telecom (euro 10,448 thousand);

•	Teleleasing (euro 5,800 thousand);

•	Finsiel (euro 5,295 thousand).

2003 ANNUAL REPORT	305

PRODUCTION COSTS	euro 12,180,515 thousand

(euro 78,268 thousand in 2002 - data of the merging company)

(euro 13,322,913 thousand in 2002 restated)

Production costs, which decreased by euro 1,142,398 thousand compared to 2002 restated, included the following captions:

Raw materials, supplies and merchandise	euro 378,201 thousand

These increased by euro 133,423 thousand compared to 2002 restated. They mainly included “costs for purchases of telephone equipment to be resold to customers” for euro 217,604 thousand, “costs for purchases of inventory materials” for euro 101,013 thousand, “costs for purchases of materials for the management of corporate assets” for euro 30,608 thousand and “costs for purchases of supply materials” for euro 20,703 thousand.

Raw materials, supplies and merchandise costs included euro 44,270 thousand of transactions with subsidiaries and affiliated companies mainly in reference to IT Telecom (euro 19,935 thousand), Teleleasing (euro 6,986 thousand), TIM (euro 3,370 thousand), Olivetti Tecnost (euro 3,365 thousand) and the Buffetti Group (euro 2,296 thousand).

Services	euro 5,215,924 thousand

Service costs included the following:

(in thousands of euro)	2003	2002 restated	2002

Advertising and promotion	145,698	140,675	266
Selling expenses	252,441	206,916	—
Maintenance	266,571	295,065	57
Professional and consulting fees	169,868	166,602	4,695
Electricity and water	157,294	157,515	79
Telephone bill mailing expenses	43,002	43,620	—
Outsourcing costs	325,311	288,580	—
Interconnection costs	45,551	50,394	—
Insurance	27,423	35,314	5,007
Amounts due to other operators	3,079,902	3,711,710	—
Distribution and logistics expenses	51,571	26,459	—
Other services	651,292	807,507	16,257

Total	5,215,924	5,930,357	26,361

Service costs included euro 2,110,349 thousand of transactions with subsidiaries and affiliated companies.

They mainly regarded:

•	TIM (euro 1,032,685 thousand) - telecommunications services and interconnection costs;

•	IT Telecom (euro 335,913 thousand) - professional fees, maintenance and selling expenses;

•	Telecom Italia Sparkle (euro 304,795 thousand) - telecommunications services and interconnection costs;

•	Telecom Italia Media (euro 165,368 thousand) - telecommunications services and selling expenses;

•	Telenergia (euro 95,064 thousand) - electricity;

•	Atesia (euro 38,687 thousand) - outsourcing costs for call center and assistance activities.

Moreover, transactions with other related parties totaled euro 43,854 thousand, specifically with Pirelli (euro 14,086 thousand) and Pirelli Real Estate (euro 17,836 thousand) for consulting services and management fees.

2003 ANNUAL REPORT	306

Use of property not owned	euro 639,564 thousand

These costs consisted of:

(in thousands of euro)	2003	2002 restated	2002
Rentals	450,860	420,504	2,189
Hires	172,064	142,402	—
Lease installments	14,317	39,284	195
Other	2,323

Total	639,564	602,190	2,384

This item comprised euro 191,284 thousand of costs for the use of property not owned relating to transactions with subsidiaries and affiliated companies, specifically with Tiglio I (euro 77,185 thousand) and Tiglio II (euro 23,910 thousand) for building rentals, Telecom Italia Sparkle (euro 73,120 thousand) for line leases and Teleleasing (euro 6,744 thousand) for hire and leasing installments.

Personnel costs	euro 2,496,415 thousand

Personnel costs decreased by euro 100,299 thousand compared to 2002 restated. They comprised “wages and salaries” (euro 1,757,079 thousand), “social security contributions” (euro 557,588 thousand), “employee termination indemnities” (euro 131,362 thousand) and “other costs” (euro 50,386 thousand). Personnel costs include the costs of employees on loan to other Group companies (euro 30,643 thousand) and recovered from the same Group companies; the income from the recovery of such costs is recorded in “Other revenues and income”.

A comparative breakdown of the average number of employees by professional category in 2003 and 2002 restated, is presented as follows:

	2003	2002 restated
Executives	928	970
Middle management	1,902	1,700
Clerical staff	46,940	47,268
Technicians	3,360	7,519

Total	53,130	57,457

Amortization, depreciation and writedowns	euro 3,117,815 thousand

Amortization, depreciation and writedowns, which decreased by euro 252,400 thousand, compared to 2002 restated, included the following:

Amortization of intangible assets	euro 614,766 thousand

Amortization of intangible assets increased by euro 16,663 thousand and referred to the following assets:

(in thousands of euro)	2003	2002 restated	2002
Start-up and expansion costs	27,488	30,600	30,600
Industrial patents and intellectual property rights	557,618	528,085	1
Concessions, licenses, trademarks and similar rights	9,959	14,887	—
Goodwill	186	4	—
Other intangibles	19,515	24,527	1,007

Total	614,766	598,103	31,608

Depreciation of fixed assets	euro 2,304,066 thousand

Depreciation of fixed assets decreased by euro 151,004 thousand, compared to 2002 restated, on account of the reduction in depreciable assets. The average depreciation rate, calculated by taking into account the above depreciation charge and the assets being depreciated, is equal to 8.3% (8.2% in 2002 restated).

2003 ANNUAL REPORT	307

The following table shows the depreciation charge for each asset category and the related depreciation rate:

(in thousands of euro)		2003		2002 restated	2002
Land and building	3.3%	79,228	3.3%	86,867	—
Plant and machinery	8.7%	2,168,708	8.5%	2,296,799	895
Manufacturing and distribution equipment	17.8%	10,594	20.0%	16,007	5
Other fixed assets	24.6%	45,536	25.1%	55,397	295

Total		2,304,066		2,455,070	1,195

Writedowns of receivables included in current assets and liquid assets	euro 198,983 thousand

This item comprises provisions to the allowances for doubtful accounts and principally included provisions of euro 192,314 thousand in respect of trade accounts receivables from customers and euro 6,669 thousand in respect of other receivables set aside for the risk of uncollectibility of receivables from employees of the former Iritel, no longer in service, for the recovery of the portions of the “Special Supplementary Indemnity” established by Law No. 87 of January 29, 1994, paid to these same employees by INPDAP.

Changes in inventories of raw materials, supplies and merchandise	- euro 12,398 thousand

The change reflects purchases of unused equipment destined for sale and maintenance and also takes into account writedowns for obsolete materials and materials with diminished utilization.

Provisions for risks	euro 14,431 thousand

These refer to provisions made to the “reserve for litigation” to cover expenses connected with the probable outcome of disputes with third parties of euro 6,870 thousand and to the “reserve for contractual risks and other risks” to cover risks stemming from supply contracts of euro 7,561 thousand.

Miscellaneous operating costs	euro 330,563 thousand

Miscellaneous operating costs, which increased by euro 99,082 thousand compared to 2002 restated, included the following:

Losses on disposal of assets	euro 15,612 thousand

These losses mainly referred to the disposal of fixed assets relating to public telephone installations.

TLC License fee	euro 21,817 thousand

The TLC license fee decreased by euro 202,952 thousand, compared to 2002 restated. The reduction is almost entirely due to the cancellation of the TLC license fee established by Law 448/1998, art. 20 following the European Court of Justice’s ruling which stated that the fee was in conflict with Community law.

This item mainly included the fee for the assignment of available numbers (euro 7,225 thousand) and the fee for the use of radio frequencies (euro 8,746 thousand) established by the Ministerial Decree on February 5, 1998, in addition to the contribution for the operation of the regulatory body (euro 5,106 thousand).

Other miscellaneous costs	euro 293,134 thousand

Other miscellaneous costs, which increased by euro 61,653 thousand, compared to 2002 restated, included the following:

(in thousands of euro)	2003	2002 restated	2002
• Other indirect duties and annual taxes, relating mainly to the local property taxes, local duties, stamp and register tax, vehicle tax, Technical and Finance Office taxes and permits and government concession taxes	94,690	85,706	715
• Association dues and membership fees	17,056	15,842	—
• losses due to settlements	38,265	45,305	—
• losses on the sale of receivables	69,357	59,099	—
• other costs, essentially relating to compensation due to customers under service regulations for delays in hookups or line transfers, damages paid to third parties for line installations and maintenance	73,766	25,529	2,016

Total	293,134	231,481	2,731

2003 ANNUAL REPORT	308

FINANCIAL INCOME AND EXPENSE	- euro 397,509 thousand

(euro 1,168,743 thousand in 2002- data of the merging company)

(euro 2,199,987 thousand in 2002 restated)

The expense balance of euro 397,509 thousand was composed of the following:

(in thousands of euro)		2003	2002 restated	2002
Income from equity investments	(A)	2,006,709	4,097,111	1,979,354
Other financial income	(B)	129,834	246,510	41,396
Interest and other financial expense	(C)	2,534,052	2,143,634	852,007

Total	(A+B-C)	(397,509)	2,199,987	1,168,743

Income from equity investments referred to the following:
(in thousands of euro)		2003	2002 restated	2002
Dividends from subsidiaries, affiliated companies and other companies		1,919,544	2,680,495	1,266,786
Other income from equity investments:
• tax credits on dividends		83,323	1,415,008	712,568
• gains on sales of investments		3,842	1,608	—

Total		2,006,709	4,097,111	1,979,354

Dividends can be analyzed as follows:

(in thousands of euro)	2003			2002 - restated			2002
Dividends from subsidiaries	Accrued	Received	Total	Accrued	Received	Total	Accrued	Received	Total
- Telecom Italia		511,245	511,245	—	1,249,581	1,249,581	—	1,249,581	1,249,581
- Oliv. Finanz. Industriale			—	—	4,199	4,199	—	4,199	4,199
- Oliv. Multiservices		346	346	8,742	—	8,742	8,742	—	8,742
- Olivetti Gestioni Ivrea	106	650	756
- TIM	1,205,435	82,591	1,288,026	143,225	1,051,511	1,194,736	—	—	—
- Finsiel		3,097	3,097	152,989	540	153,529	—	540	540
- Atesina	9,898		9,898	14,236	—	14,236	—	—	—
- Saiat			—	22,984	—	22,984	—	—	—
- Emsa			—	—	11,140	11,140	—	—	—
- Tecnoservizi Mobili	204		204	102	—	102	—	—	—
- Telecom Italia Gmbh			—	—	180	180	—	—	—
- PathNet	4,850		4,850
- Telsy	500		500
- TELIMM			—	—	107	107	—	—	—
- Telecom Italia Sparkle	89,400		89,400

	1,310,393	597,929	1,908,322	342,278	2,317,258	2,659,536	8,742	1,254,320	1,263,062

Dividends from affiliated companies		Received	Total		Received	Total		Received	Total
- Eutelsat		—	—		—	—		—	—
- Nortel Argentina		—	—		—	—		—	—
- Siemens Informatica		—	—		—	—		—	—
- Siteba					316	316		—	—
- Telemaco Immobiliare					16,456	16,456		—	—
- Telegono		5,200	5,200						—
		5,200	5,200		16,772	16,772		—	—

2003 ANNUAL REPORT	309

(in thousands of euro)	2003			2002 - restated			2002
Dividends from other companies		Received	Total		Received	Total		Received	Total
- MedioCredito Centrale		1,539	1,539
- Mediobanca		2,541	2,541		2,433	2,433		2,433	2,433
- Tredicimarzo		—	—		783	783		783	783
- Eurofly Services		—	—		497	497		497	497
- Datalogic		34	34		11	11		11	11
- Intelsat		—	—		—	—		—	—
- Pirelli Real Estate		1,013	1,013		—	—		—	—
- SIA		307	307		307	307		—	—
- UBAE		88	88		—	—		—	—
- Emittenti Titoli		148	148		156	156		—	—
- Azienda Esercizio Gas		1	1		—	—		—	—
- FIN. PRIV.		351	351		—	—		—	—
		6,022	6,022		4,187	4,187		3,724	3,724

Total	1,310,393	609,151	1,919,544	342,278	2,338,217	2,680,495	8,742	1,258,044	1,266,786

The dividends received by Olivetti in 2003 following the distribution of additional paid-in capital and income reserves by Telecom Italia, both formed prior to the acquisition of the investment of the merged company, have been recorded in the statement of income instead of being recorded as a reduction to the value of the investment, in that this value had already been written down in prior years solely for tax purposes and, consequently, this writedown is considered to be reduced by an amount equal to the dividends received.

Furthermore, beginning from these financial statements, the tax credits on dividends accrued on the basis of the maturity principle are no longer recognized, owing to the change in the taxation system for dividends introduced by Legislative Decree No. 344/2003 (tax reform).

Other financial income included the following:

	2003			2002 restated	2002
(in thousands of euro)	Included in long- term investments	Included in current assets	Total
Interest and fees on:
• accounts receivable
- from subsidiaries	3,443	29,964	33,407	46,748	7,469
- from affiliated companies	6,169	409	6,579	3,969	153
- other	6,817	—	6,817	12,614	156
• securities	—	1,788	1,788	11,053	3,063
• banks and the Postal Administration	—	13,931	13,931	4,228	3,590

	16,429	46,092	62,521	78,612	14,431

Foreign exchange gains			12,866	49,945	11,326
Income on derivative financial instruments			27,052	28,954	6,142

Other income			27,395	88,999	9,497

			129,834	246,510	41,396

Other financial income included euro 39,985 thousand of interest and fees on receivables from subsidiaries and affiliated companies, almost all of which referred to accrued interest on current accounts for cash management purposes, mainly with:

•	IT Telecom (euro 7,762 thousand);

•	TIM (euro 5,285 thousand);

•	Olivetti Tecnost (euro 5,146 thousand);

•	Telecom Italia Finance (euro 3,024 thousand, financial fees);

•	Stet Hellas (euro 3,420 thousand), Tiglio I (euro 2,811 thousand) and Telegono (euro 1,560 thousand), relating to income on long-term receivables described in the note on long-term investments.

2003 ANNUAL REPORT	310

Interest and other financial expense can be analyzed as follows:

	2003			2002 restated	2002
(in thousands of euro)	Medium/ long- term debt	Short-term borrowings	Total
Interest and fees paid to subsidiaries	388,751	460,815	849,566	824,509	607,164
Interest and fees paid to affiliated companies	—	306	306	915	—
Interest and fees paid to others and miscellaneous expenses
• on due to banks	80,706	32,251	112,957	169,343	26,629
• on debentures	1,276,421	—	1,276,421	794,319	148,953
• on due to other lenders	15,341	24,542	39,883	47,891	673
• on trade accounts payable			—	174	—
• on other items
- Accrued portion of issue discounts and similar charges on loans	56,841	—	56,841	46,425	38,917
- Provision to the allowance for doubtful accounts on financial accounts receivable from affiliated companies	—	6,538	6,538	27,167	—
- Provision to the allowance for doubtful accounts for the “Deferred Purchasing Price”	—	16,644	16,644	12,520	—
- Expenses on derivative financial instruments	79,656	—	79,656	35,014	14,207
- Foreign exchange losses	—	14,640	14,640	59,041	5,401
- Other financial expenses	59,903	20,697	80,600	126,316	10,063

Total	1,957,619	576,433	2,534,052	2,143,634	852,007

Interest and other financial expense included euro 849,872 thousand of interest and fees on payables to subsidiaries and affiliated companies principally with regard to:

•	Olivetti Finance (euro 296,633 thousand), Olivetti Holding B.V. (euro 86,789 thousand), Telecom Italia Finance (euro 110,581 thousand, Telecom Italia International (euro 22,945 thousand) and TIM (euro 17,812 thousand) - interest expenses accrued on current accounts for cash management purposes.

•	Telecom Italia International (euro 284,763 thousand) - financial expenses on the call option on Seat Pagine Gialle shares as part of the put option on the same shares.

Moreover, interest and other similar charges on notes (euro 1,276,421 thousand) included interest by Telecom Italia Finance (euro 662,427 thousand) and by Olivetti Finance (euro 277,125 thousand) for the notes subscribed to by these companies and described in a specific note to the financial statements.

2003 ANNUAL REPORT	311

VALUE ADJUSTMENTS TO FINANCIAL ASSETS	- euro 361,141 thousand

(- euro 8,400,396 thousand in 2002 - data of the merging company)

(- euro 1,003,660 thousand in 2002 restated)

Value adjustments to financial assets included upward adjustments (euro 76,570 thousand), writedowns of equity investments (euro 437,583 thousand) and writedowns of securities, other than equity investments, included in current assets (euro 128 thousand).

Upward adjustments related to the investments in Telecom Italia Finance (euro 66,902 thousand), Trainet (euro 7,522 thousand) and TIM shares in current assets (euro 2,146 thousand).

The writedowns of equity investments regarded the following companies:

			2003			2002 restated	2002
(in thousands of euro)			Writedowns to carrying values	Writedowns recorded in the reserve for losses of subsidiaries and affiliates	Total
Recorded in long-term investments
- Telecom Italia			—	—	—	—	8,051,069	(*)
- Olivetti Tecnost			53,722	—	53,722	44,392	44,392
- Olivetti Finance			—	3,200	3,200	182,472	182,472
- Olivetti International			80,461	—	80,461	52,000	52,000
- Sky Italia (former Stream)			95,504	—	95,504	246,354	—
- Finsiel			—	—	—	115,000	—
- Edotel			6,798	—	6,798	—	—
- Netesi			2,032	—	2,032	—	—
- Telecom Italia Finance			—	—	—	83,317	—
- Latin American Nautilus			—	—	—	15,054	—
- TILAB S.A.			6,920	—	6,920	38,469	—
- IT Telecom			114,871	—	114,871	26,959	—
- Telecom Italia Learning Services			63,213	—	63,213	—	—
- Nordcom			—	—	—	26,902	—
- Nortel Inversora			—	—	—	19,114	—
- Trainet			—	—	—	2,425	—
- Telecom Italia of North America			—	—	—	1,337	—
- Telecom Italia America Latina			3,464	332	3,796	—	—
- LI.SIT.			3,257	—	3,257	—	—
- Localport			—	—	—	—	—
- Siosistemi			1,705	—	1,705	—	—
- Other companies			159	1,765	1,923	4,200	—

	(A	)	432,106	5,297	437,403	857,995	8,329,933

Recorded in “short-term financial assets”
- Telecom Italia			—	—	—	69,306	69,306
- Datalogic			3	—	3	640	640
- Biesse			121	—	121	517	517
- TIM			—	—	—	75,200	—
- Telecom Italia Media			30	—	30	2	—
- Portal Software			26	—	26	—	—

	(B	)	180	—	180	145,665	70,463

Total	(A+B	)	432,286	5,297	437,583	1,003,660	8,400,396

(*)	Referred to the writedown, only for fiscal purposes, of merging company in the 2002 and not included in 2002 restated, by giving effect to the merger only as January 1, 2002.

2003 ANNUAL REPORT	312

EXTRAORDINARY INCOME AND EXPENSE	- euro 1,652,308 thousand

(euro 164,263 thousand in 2002 - data of the merging company)

(- euro 5,928,915 thousand in 2002 restated)

The balance is detailed as follows:

(in thousands of euro)			2003	2002 restated	2002
Income
- gains on disposals			36,532	690,792	238,850
- interest on pre-amortization interest Law 58/1992			—	131,188	—
- release of reserve of sale of Sky (former Stream)			—	59,360	—
- recovery of centralized expenses			—	191,997	—
- release of liabilities and reserve for risks in respect of TLC license fee Law 448			921,872	—	—
- other			92,635	50,390	1,448

	(A	)	1,051,039	1,123,727	240,298

Expense
- losses on sale Seat Pagine Gialle disposals			347,703	70,548	70,548
- loss on sale of buildings			40,096	19	—
- purchase commitment on Seat Pagine Gialle shares			—	1,941,843	—
- provisions and writedowns of equity investments			1,278,545	3,823,623	—
- restructuring costs (employee reduction plans, territorial and other layoffs, CIGS)			195,786	378,806	—
- expenses under Law 58/1992			151,776	153,615	—
- extraordinary contribution to INPS for FPT elimination			—	71,234	—
- expenses for centralized costs			—	191,997	—
- prior period expenses for telephone cards			56,434	157,963	—
- expenses on Olivetti/Telecom Italia merger and sale of Nuova Seat			181,372	—	—
- provisions for sale of Stream			—	21,562	—
- provisions for other sales of equity investments			13,023	89,126	—
- expenses for Pagine Italia settlement			55,000	—
- prior years’ receivables writeoffs			191,747	—	—
- expenses for damages by third parties			32,642	16,704	—
- expenses for liability items - interconnection			35,459	—	—
- adjustment on contribution to TI Sparkle			49,166	—	—
- other			74,598	135,602	5,487

	(B	)	2,703,347	7,052,642	76,035

Total	(A- B	)	(1,652,308)	(5,928,915)	164,263

Extraordinary income, equal to euro 1,051,039 thousand, related to the following:

•	Writeoff of non-existent liabilities and reserves for risks and charges relating to the TLC license fee (euro 921,872 million);

•	gains realized on the sales of investments in Siteba (euro 6,449 thousand) and Tele Pay Roll Services (euro 4,382 thousand), as well as the contribution of the facility business by Olivetti to Pirelli & C. Real Estate (euro 3,847 thousand);

•	gains realized on the sale, to “FMP Italy 1 S.r.l.” (former “Ireos S.p.A.”), of certain buildings purchased in advance from Teleleasing in January 2003 (euro 12,770 thousand), the sale of the “Logistics” and “Insurance Administration” businesses by Telecom Italia (euro 3,705 thousand) and other disposals of long-term investments and fixed assets (euro 5,379 thousand);

•	other prior period income of euro 92,635 thousand. In particular they refer to: euro 25,249 thousands for the adjustment of income taxes of the prior period; euro 12,134 thousands for adjustments to the exchange rates of year-end of reserves for risks; euro 7,155 thousands for assurance indemnity.

Extraordinary expenses, equal to euro 2,703,347 thousand, comprised the following:

•	loss on the sale of Nuova SEAT shares (euro 347,703 thousand);

•	provisions on the equity investments in Telecom Italia Media (euro 490,590 thousand), Telecom Italia International (euro 403,113 thousand), Latin American Nautilus (euro 236,883 thousand), EPIClink (euro 110,093 thousand), Mirror International Holding (euro 30,000 thousand) and Loquendo (euro 7,866 thousand);

2003 ANNUAL REPORT	313

•	expenses relating to the Pagine Italia settlement (euro 55,000 thousand) after the agreement fell short for the purchase of the Pagine Utili directories business;

•	expenses, for a total of euro 13,023 thousand, following guarantees provided at the time of the sales of Tele Pay Roll Services (euro 2,000 thousand), in addition to the Tiglio transaction (euro 11,023 thousand);

•	expenses connected with the Olivetti/Telecom Italia merger (euro 118,083 thousand) in respect of fees for advisors, legal and tax consultants, technical experts and banking charges, in addition to the sale of Nuova SEAT (euro 63,289 thousand);

•	expenses and provisions (euro 195,786 thousand) for corporate restructuring relating to employees cutbacks and layoffs;

•	expenses under Law 58/1992 (euro 151,776 thousand) to cover employees under the former fund “Telephone Employees Pension Fund” (FPT), which became part of the general “Employees Pension Fund”, in accordance with the 2000 Finance Bill;

•	losses (euro 40,096 thousand) on the sale, to “FMP Italy 1 S.r.l.”, (former “Ireos S.p.A.”), of certain buildings purchased in advance in January 2003 from Teleleasing;

•	prior period expenses (euro 56,434 thousand) for the additional adjustment made to the estimated value of unused prepaid telephone cards following the start of technical data collection procedures ;

•	prior period expenses (euro 191,747 thousand) for the writeoff of prior years’ receivables balances, made necessary by the introduction of new information systems which have improved the ability to monitor such balances:

•	expenses arising from the settlement of adjustments on the aforementioned contribution to Telecom Italia Sparkle (euro 49,166 thousand) following the verifications carried out in 2003;

•	expenses for damages sustained to the assets as a result of natural disasters or by third parties (euro 32,642 thousand);

•	expenses for the recognition of liabilities referring to prior years on interconnection issues (euro 35,459 thousand), following elucidations on the part of the regulatory agencies and verifications by the operators involved;

•	other prior period expenses of euro 74,598 thousand.

INCOME TAXES	+ euro 917,744 thousand

(+ euro 892,097 thousand in 2002 - data of the merging company)

(+ euro 917,697 thousand in 2002 restated)

Income taxes showed a credit balance of euro 917,744 euro thousand and comprised current income tax expense of euro 109,342 thousand and deferred tax benefits of euro 1,027,086 thousand.

The total amount can be further divided into corporate income taxes (IRPEG), which showed a credit balance of euro 1,219,286 thousand, and expenses for the regional tax on production activities (IRAP) of euro 301,542 euro thousand.

Income taxes benefited from the posting of euro 1,265,929 thousand of deferred tax assets on the writedown of the shares of the merged company made in the 2002 financial statements of the merging company exclusively to comply with tax laws. Such deferred taxes are in addition to those already recorded in the 2002 financial statements of the merging company equal to euro 609,000 thousand.

Dividends accrued on the maturity principle, following the tax reform introduced by Legislative Decree No. 344/2003, beginning January 1, 2004, are no longer entitled to tax credits and, even taking into account the application of the fiscal consolidation, are excluded from the formation of the income of the company.

The reconciliation between theoretical and effective taxes is presented in the following table:

(in thousands of euro)	IRPEG	IRAP		Total
Income before taxes	1,728,159			1,728,159

Theoretical taxes(A)	587,574	289,902	(*)	877,476

• Posting of deferred tax assets relating to the writedown of the shares of the merged company, made in the 2002 financial statements of merging company	(1,265,929)	—		(1,265,929)
• Permanent differences
- permanent increases	303,789	8,931		312,720
- dividends posted to statement of income not received	(445,533)	—		(445,533)
- permanent decreases	(287,172)	(8,097)		(295,269)
• Other	(112,015)	10,806		(101,209)

Taxes booked to statement of income	(1,219,286)	301,542		(917,744)

(*)	Calculated on the taxable income of euro 6,821,226 thousand.

* * *

The following Annexes numbered 1 to 5 are an integral part of these notes.

2003 ANNUAL REPORT	314

OTHER INFORMATION

COMPENSATION TO DIRECTORS, STATUTORY AUDITORS AND GENERAL MANAGERS

In compliance with the art. 78 giving effect to Legislative Decree 58 dated February 24, 1998, that was adopted by Consob under resolution No. 11971 of May 14, 1999 and subsequent changes and integrations, the compensation to which the Directors, Statutory Auditors and General Managers are entitled for fiscal 2003 are presented in the following tables.

Specifi cally:

•	the column “Fees for the post held in the company preparing the financial statements” shows the fees for the period under art. 2389 of the Italian Civil Code;

•	the column “Non-cash benefits” refer to fringe benefits subject to taxes based on current tax laws;

•	the column “Bonuses and other incentives” include one-off compensation;

•	the column “Other compensation” includes: (i) fees due for posts held in listed and unlisted subsidiaries; (ii) employee compensation (gross of the employees’ portion of social security charges and taxes, excluding the employers’ portion of obligatory social security contributions and expenses for employee termination indemnities);

•	any other compensation paid in 2003 is included in the column “Other cash compensation”.

As previously mentioned, the new Telecom Italia results from the merger of the “old” Telecom Italia in the parent company Olivetti. For the display purposes, three separate tables follow: the first two regard the fees received by the Directors, Statutory Auditors and General Managers of Telecom Italia and Olivetti pre-merger, while the third table presents the fees to the members of the corporate boards of the combined entity.

2003 ANNUAL REPORT	315

BOARD OF DIRECTORS, BOARD OF STATUTORY AUDITORS AND GENERAL MANAGERS TELECOM ITALIA PRE-MERGER

	Description of post			Compensation (in thousands of euro)
Individual First and last name	Post held	Term of office	Expiration date of term of office	Fees for the post held in the company preparing the financial statements		Non- cash benefits	Bonus and other incentives		Other compen- sation		Other cash compen- sation
Marco TRONCHETTI PROVERA	Chairman of the Board of Directors	1/1-8/3/2003	12/31/2003	1,607	(1)		1,200	°
Gilberto BENETTON	Deputy Chairman	1/1-8/3/2003	12/31/2003	60
Carlo Orazio BUORA	Managing Director	1/1-8/3/2003	12/31/2003	1,934	(1)		1,200	°	47	(10)
Riccardo RUGGIERO	Managing Director General Manager	1/1-8/3/2003	12/31/2003	189	(1)(2)	5	694		545	(3)
Umberto COLOMBO	Director	1/1-8/3/2003	12/31/2003	90	(4)
Francesco DENOZZA	Director	1/1-8/3/2003	12/31/2003	60
Luigi FAUSTI	Director	1/1-8/3/2003	12/31/2003	90	(4)
Guido FERRARINI	Director	1/1-8/3/2003	12/31/2003	90	(5)
Natale IRTI	Director	1/1-8/3/2003	12/31/2003	90	(5)						1,180	(12)
Gianni MION	Director	1/1-8/3/2003	12/31/2003	60	(6)				92	(6)(11)
Pietro MODIANO	Director	1/1-8/3/2003	12/31/2003	60	(7)
Massimo MORATTI	Director	1/1-8/3/2003	12/31/2003	60
Carlo A. PURI NEGRI	Director	1/1-8/3/2003	12/31/2003	60
Pier Francesco SAVIOTTI	Director	1/1-8/3/2003	12/31/2003	90	(4)
Roberto ULISSI	Director	1/1-8/3/2003	12/31/2003	90	(5)(8)
Giuseppe SALA	General Manager	1/1-8/3/2003				1			102	(3)
Paolo GERMANI	Chairman of the Board of Statutory Auditors	1/1-5/24/2003	2003	77	(8)
Mario BOIDI	Acting Auditor	1/1-5/24/2003	2003	58
Paolo GOLIA	Acting Auditor	1/1-5/24/2003	2003	58
Fabrizio QUARTA	Acting Auditor	1/1-5/24/2003	2003	58
Gianfranco ZANDA	Acting Auditor	1/1-5/24/2003	2003	58
Ferdinando SUPERTI FURGA	Chairman of the Board of Statutory Auditors	5/25-8/3/2003	2005	31
Rosalba CASIRAGHI	Acting Auditor	5/25-8/3/2003	2005	23
Paolo GOLIA	Acting Auditor	5/25-8/3/2003	2005	23
Salvatore SPINIELLO	Acting Auditor	5/25-8/3/2003	2005	23
Gianfranco ZANDA	Acting Auditor	5/25-8/3/2003	2005	23					49	(9)

(1)	The amount includes the compensation ex art. 2389, section 3, of the Italian Civil Code.

(2)	The amount relating to compensation ex art. 2389, section 1, of the Italian Civil Code (equal to about euro 60,000) is not paid to the person.

(3)	Employment income.

(4)	The amount includes the compensation paid as a member of the Remuneration Committee

(5)	The amount includes the compensation paid as a member of the Internal Control and Corporate Governance Committee.

(6)	Compensation not received but paid over to Edizione Holding;

(7)	Compensation not received but paid over to Unicredito.

(8)	Compensation for the post not received by the person but paid over to the Administration Fund of the entity for which he works.

(9)	Compensation for the post of Chairman of the Board of Statutory Auditors in the subsidiary IT Telecom and Acting Statutory Auditor in the companies Finsiel and Telecom Italia Mobile.

(10)	Compensation for the post of Chairman of Telecom Italia Mobile S.p.A., not received but paid over to Telecom Italia S.p.A.

(11)	Compensation for the posts of Director of Telecom Italia Media S.p.A. and Deputy Chairman of Telecom Italia Mobile S.p.A.

(12)	Compensation paid for long-term services rendered, as a lawyer, for consulting and assistance on the basis of appointments made prior to his appointment as a Director on the Board of Directors of Telecom Italia (Shareholders’ Meeting of November 7, 2001).

°	Amounts relating to 2002, voted by the Board of Directors on March 11, 2003.

2003 ANNUAL REPORT	316

BOARD OF DIRECTORS AND BOARD OF STATUTORY AUDITORS OLIVETTI PRE-MERGER

	Description of post					Compensation (in thousands of euro)
Individual First and last name	Post held	Term of office	Expiration date of term of office	Fees for the post held in the company preparing the financial statements		Non- cash benefits	Bonus and other incentives	Other compen- sation		Other cash compen- sation
Antonio TESONE	Chairman of the Board of Directors	1/1-8/3/2003	12/31/2003	523	(1)(2)(3)
Marco TRONCHETTI PROVERA *	Deputy Chairman and Managing Director	1/1-8/3/2003	12/31/2003	338	(1)
Gilberto BENETTON *	Deputy Chairman	1/1-8/3/2003	12/31/2003	31
Carlo Orazio BUORA *	Managing Director	1/1-8/3/2003	12/31/2003	338	(1)
Lorenzo CAPRIO	Director	1/1-8/3/2003	12/31/2003	61	(2)(3)			31	(4)
Giorgio CIRLA	Director	1/1-8/3/2003	12/31/2003	31
Pier Luigi FABRIZI	Director	1/1-8/3/2003	12/31/2003	31
Cesare GERONZI	Director	1/1-8/3/2003	12/31/2003	31
Gianni MION *	Director	1/1-8/3/2003	12/31/2003	31	(5)
Giampietro NATTINO	Director	1/1-8/3/2003	12/31/2003	31
Paola PIERRI	Director	1/1-8/3/2003	12/31/2003	46	(2)(6)
Alberto PIRELLI	Director	1/1-8/3/2003	12/31/2003	31
Carlo A. PURI NEGRI *	Director	1/1-8/3/2003	12/31/2003	31
G. Carlo ROCCO DI TORREPADULA	Director	1/1-8/3/2003	12/31/2003	31				432	(7)
Dario TREVISAN	Director	1/1-4/16/2003	12/31/2003	15
Alberto VARISCO	Director	1/1-8/3/2003	12/31/2003	46	(3)(8)
Angelo FORNASARI	Chairman of the Board of Statutory Auditors	1/1-5/26/2003	2003	52				10	(9)
Vittorio BENNANI	Acting Auditor	1/1-5/26/2003	2003	34				5	(10)
Franco CARAMANTI	Acting Auditor	1/1-5/26/2003	2003	34				17	(11)

*	Also a Director of Telecom Italia pre-merger: see the specific table for compensation received in that capacity.

(1)	The amount includes the compensation ex art. 2389, section 3, of the Italian Civil Code.

(2)	The amount includes the compensation paid as a member of the Remuneration Committee.

(3)	The amount includes the compensation paid as a member of the Internal Control Committee.

(4)	Compensation for the posts of Director and member of the Internal Control Committee in Telecom Italia Mobile S.p.A.

(5)	Compensation not received but paid over to Edizione Holding.

(6)	Compensation not received but paid over to Unicredito.

(7)	Gross employment income as director of the Communication and Image Function of Telecom Italia.

(8)	Compensation not received but paid over to Banca Intesa.

(9)	Compensation for the post of Chairman of the Board of Statutory Auditors in Olivetti/Tecnost and Tecnost Sistemi and Acting Statutory Auditor in Alladium.

(10)	Compensation for the post of Chairman of the Board of Statutory Auditors in Alladium, Ofi Consulting and Technoproduzioni.

(11)	Compensation for the post of Acting Statutory Auditor in Telecom Italia Media S.p.A.

2003 ANNUAL REPORT	317

BOARD OF DIRECTORS, BOARD OF STATUTORY AUDITORS AND GENERAL MANAGERS TELECOM ITALIA POST-MERGER

	Description of post					Compensation (in thousands of euro)
Individual First and last name	Post held	Term of office	Expiration date of term of office	Fees for the post held in the company preparing the financial statements		Non- cash benefits	Bonus and other incentives	Other compen- sation		Other cash compen- sation
Marco TRONCHETTI PROVERA	Chairman of the Board of Directors	8/4-12/31/2003	12/31/2003	1,149	(1)
Gilberto BENETTON	Deputy Chairman	8/4-12/31/2003	12/31/2003	43
Carlo Orazio BUORA	Managing Director	8/4-12/31/2003	12/31/2003	1,382	(1)		1,000	33	(2)
Riccardo RUGGIERO	Managing Director General Manager	8/4-12/31/2003	12/31/2003	135	(1)(3)	3	1,150	389	(4)
Umberto COLOMBO	Director	8/4-12/31/2003	12/31/2003	65	(5)
Giovanni CONSORTE	Director	8/4-12/31/2003	12/31/2003	43
Francesco DENOZZA	Director	8/4-12/31/2003	12/31/2003	43
Luigi FAUSTI	Director	8/4-12/31/2003	12/31/2003	96	(5)(6)
Guido FERRARINI	Director	8/4-12/31/2003	12/31/2003	65	(6)
Natale IRTI	Director	8/4-12/31/2003	12/31/2003	65	(6)
Gianni MION	Director	8/4-12/31/2003	12/31/2003	43	(7)			65	(7)(8)
Pietro MODIANO	Director	8/4-12/31/2003	12/31/2003	43	(9)
Massimo MORATTI	Director	8/4-12/31/2003	12/31/2003	43
Carlo A. PURI NEGRI	Director	8/4-12/31/2003	12/31/2003	43
Pier Francesco SAVIOTTI	Director	8/4-12/31/2003	12/31/2003	65	(5)
Giuseppe SALA	General Manager	8/4-12/31/2003				2	190	273	(4)
Ferdinando SUPERTI FURGA	Chairman of the Board of Statutory Auditors	5/27-12/31/2003	2005	93
Rosalba CASIRAGHI	Acting Auditor	5/27-12/31/2003	2005	70
Paolo GOLIA	Acting Auditor	5/27-12/31/2003	2005	70
Salvatore SPINIELLO	Acting Auditor	5/27-12/31/2003	2005	70
Gianfranco ZANDA	Acting Auditor	5/27-12/31/2003	2005	70				35	(10)

(1)	The amount includes the compensation ex art. 2389, section 3, of the Italian Civil Code.

(2)	Compensation for the post of Chairman in Telecom Italia Mobile S.p.A., not received but paid over to Telecom Italia S.p.A.

(3)	The amount relating to compensation ex art. 2389, section 1, of the Italian Civil Code (equal to about euro 43,000) is not paid to the person.

(4)	Employment income.

(5)	The amount includes the compensation paid as a member of the Remuneration Committee.

(6)	The amount includes the compensation paid as a member of the Internal Control and Corporate Governance Committee.

(7)	Compensation not received but paid over to Edizione Holding.

(8)	Compensation for the posts of Director in Telecom Italia Media S.p.A. and Deputy Chairman in Telecom Italia Mobile S.p.A.

(9)	Compensation not received but paid over to Unicredito.

(10)	Compensation for the post of Chairman of the Board of Statutory Auditors in the company IT Telecom and Acting Auditor in the companies Finsiel and Telecom Italia Mobile.

2003 ANNUAL REPORT	318

In conformity with the format established by the regulation implementing the Legislative Decree of February 24, 1998, adopted by Consob under Resolution No. 11971 of May 14, 1999 and later changes and supplements, the following table summarizes the key features of the stock option plans for Directors and General Managers:

STOCK OPTION PLANS FOR DIRECTORS AND GENERAL MANAGERS

		Options held at the date of June 16, 2003			Options granted during 2003			Options exercised during 2003			Options expired in 2003	Options held at the end of 2003
(A)	(B)	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11) = 1+4-7-10	(12)	(13)
Name	Post held	Number of TIM options	Average exercise price	Average expiration date	Number of options	Average exercise price	Average expiration date	Number of options	Average exercise price	Average market price during year	Number of options	Number of options	Average exercise price (*)	Average expiration date
Riccardo
Ruggiero	M.D./G.M.	750,000	3.177343	2007								750,000	3.177343	2007
		750,000	3.177343	2008							750,000	—	—	—
		150,000	2.788052	2008								150,000	2.788052	2008
		150,000	2.788052	2009								150,000	2.788052	2009
		200,000	2.788052	2010								200,000	2.788052	2010

Note:

(*)	average subscription price of the shares coming from the exercise of options.

As a result of the merger of Telecom Italia S.p.A. in Olivetti S.p.A., starting August 4, 2003, the date the merger became effective, each option corresponds to the subscription of 3.300871 Telecom Italia (the company resulting from the merger) ordinary shares; the subscription price of the shares was consequently changed, dividing the original exercise price by the exercise ratio (3.300871). For purposes of ensuring a consistent reading of the table, the values of the average subscription prices of the shares indicated for dates prior to the date the merger became effective have been adjusted on the basis of the exercise ratio and thus rendered comparable to the prices relating to the ordinary shares of the Company resulting from the merger.

		Options held at the date of June 16, 2003			Options granted during 2003			Options exercised during 2003			Options expired in 2003	Options held at the end of 2003
(A)	(B)	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11) = 1+4-7-10	(12)	(13)
Name	Post held	Number of options	Average exercise price	Average expiration date	Number of options	Average exercise price	Average expiration date	Number of options	Average exercise price	Average market price during year	Number of options	Number of TIM options	Average exercise price	Average expiration date
Giuseppe Sala	General Manager	480,000	5.07	1/3 up to May 2008, 1/3 up to May 2009 and 1/3 up to May 2010								480,000	5.07	1/3 up to May 2008, 1/3 up to May 2009 and 1/3 up to May 2010

Each option corresponds to the subscription or purchase of one share.

Bonus shares granted will be contextually registered as an option granted and exercised at an exercise price of zero.

(1)	These refer to TIM options relating to a stock option plan granted as the director of Finance and Control at TIM.

2003 ANNUAL REPORT	319

ANNEX 1

LONG-TERM INVESTMENTS AND ADVANCES ON FUTURE CAPITAL CONTRIBUTIONS OF SUBSIDIARIES AND AFFILIATED COMPANIES

	12/31/2002					Changes during the year						12/31/2003
(in thousands of euro)	Cost	Upward adjust- ments	Write- downs	Carrying value	Contribution merged company at 12/31/2002	Purchases/ Sub- scriptions	Reclassi./ contribut. by merged company	Dispo- sals (1)	Writed- owns(-)/ Reinstat. of value(+)	Capital Replenish- ments	Total	Cost	Upward adjust- ments	Write- downs	Carrying value
Equity investments in subsidiaries
AHOLDING (former GLOBAL G.INV.)	1,397	—	(97)	1,300			(341)	(959)			(1,300)	—	—	—	—
ATESIA	—	—	—	—	3,707						3,707	3,707	—	—	3,707
Consorzio Energia Gruppo Telecom Italia	—	—	—	—	5						5	5	—	—	5
DOMUS ACCADEMY	—	—	—	—		2,400					2,400	2,400	—	—	2,400
EDOTEL	—	—	—	—	8,940				(6,798)		2,142	9,056	—	(6,914)	2,142
EMSA SERVIZI	—	—	—	—	5,000						5,000	5,000	—	—	5,000
EPIClink	—	—	—	—	60,254	6,777	450		(67,481)		—	450	—	(450)	—
FINSIEL	429	—	—	429	249,251						249,251	364,680	—	(115,000)	249,680
FMP ITALY1 (former IREOS)	—	—	—	—		1,686	(1,686)	(50)		50	—	—	—	—	—
IT Telecom	—	—	—	—	141,060		30,461	—	(114,871)		56,650	171,521	—	(114,871)	56,650
IRIDIUM ITALIA (in liquidation)	—	—	—	—			—				—	775	—	(775)	—
LATIN AMERICAN NAUTILUS S.A.	—	—	—	—	4,243	229,373			(236,884)	5,241	1,973	5,241	—	(3,268)	1,973
LOQUENDO	—	—	—	—			7,820		(7,820)		—	7,820	—	(7,820)	—
MED-1 Submarine Cables	—	—	—	—	5						5	5	—	—	5
MEDITERRANEAN NAUTILUS S.A.	—	—	—	—	14,352						14,352	14,352	—	—	14,352
NETESI	—	—	—	—	816				(816)		—	14,745	—	(14,745)	—
OFI CONSULTING (former OLIVETTI FINANZIARIA											—
INDUSTRIALE	78,940	—	(43,831)	35,109							—	78,940	—	(43,831)	35,109
OLIVETTI GESTIONI IVREA
(former THEMA)	7,516	—	—	7,516							—	7,516	—	—	7,516
OLIVETTI FINANCE	183,620	—	(183,620)	—		25,159	(25,112)	(47)			—	—	—	—	—
OLIVETTI INTERNATIONAL	442,739	—	(21,813)	420,926			(59,903)		(80,460)		(140,363)	442,739	—	(162,176)	280,563
OLIVETTI MULTISERVICES	37,810	—	(928)	36,882		15,000	(11,479)				3,521	41,042	—	(639)	40,403
OLIVETTI TECNOST	538,912	—	(437,293)	101,619		39,902	(37,548)		(53,722)		(51,368)	78,000	—	(27,749)	50,251
OMS FACILITY	—	—	—	—			11,479	(11,479)			—		—	—	—
PATH.NET	—	—	—	—	25,820						25,820	25,820	—	—	25,820
SAIAT	—	—	—	—	46,359						46,359	34,743	11,616	—	46,359
SEAT PAGINE GIALLE	—	—	—	—			3,279,493	(3,279,493)			—	—	—	—	—
TECNO SERVIZI MOBILI	—	—	—	—	53						53	53	—	—	53
TELE PAY ROLL SERVICE	—	—	—	—	4,028			(4,028)			—		—	—	—
TELECOM ITALIA	32,206,376	—	(10,116,896)	22,089,480		5,274,319	(27,363,799)				(22,089,480)	—	—	—	—
TELECOM ITALIA AMERICA LATINA	—	—	—	—	3,464				(3,464)		—	13,220	—	(13,220)	—
TELECOM ITALIA AUDIT
(former IN.TEL.AUDIT)	250	—	—	250	1,500						1,500	1,750	—	—	1,750
TELECOM ITALIA CAPITAL SA	—	—	—	—	2,388						2,388	2,388	—	—	2,388
TELECOM ITALIA
DEUTSCHLAND HOLDING	—	—	—	—		243,201					243,201	243,201	—	—	243,201
TELECOM ITALIA GMBH (in liquidation)	—	—	—	—	44			(44)			—	—	—	—	—
TELECOM ITALIA INTERNATIONAL	—	—	—	—	4,708,728				(403,113)		4,305,615	7,851,463	—	(3,545,848)	4,305,615
TELECOM ITALIA LEARNING SERVICES	—	—	—	—	666	22,536	(1,931)		(24,391)	3,120	—	1,560	—	(1,560)	—
TELECOM ITALIA MEDIA	—	—	—	—	4,042,409	474,799	(3,279,493)		(490,590)		747,125	1,974,913	—	(1,227,788)	747,125
TELECOM ITALIA MOBILE	—	—	—	—	4,286,371		22,980,460				27,266,831	27,182,687	84,144	—	27,266,831
TELECONTACTCENTER	—	—	—	—	110						110	110	—	—	110
TELENERGIA	—	—	—	—	40						40	40	—	—	40
TELSY	—	—	—	—			14,513				14,513	14,513	—	—	14,513
TI FINANCE	—	—	—	—			—				—	607,507	38,057	(645,564)	—
TI IRELAND (in liquidation)	—	—	—	—			—				—	—	—	—	—

2003 ANNUAL REPORT	320

Equity investments in subsidiaries

	12/31/2002						Changes during the year					12/31/2003
(in thousands of euro)	Cost	Upward adjust- ments	Write- downs	Carrying value	Contribution merged company at 12/31/2002	Purchases/ Sub- scriptions	Reclassi./ contribut. by merged company	Dispo- sals (1)	Writed- owns(-)/ Reinstat. of value(+)	Capital Replenish- ments	Total	Cost	Upward adjust- ments	Write-downs	Carrying value
TI LAB	—	—	—	—	5,268		(5,268)				—	—	—	—	—
TI LAB GENERAL PARTNER	—	—	—	—		103	(41)		(41)		21	33	—	(12)	21
TI LAB SA	—	—	—	—		4,029	2,939		(6,920)		48	131	—	(83)	48
TI SPARKLE	—	—	—	—	784,765						784,765	784,765	—	—	784,765
TRAINET (in liquidation)	—	—	—	—		3,101	(3,101)				—	674	—	(674)	—

	33,497,989	—	(10,804,478)	22,693,511	14,399,646	6,342,385	(4,462,087)	(3,296,100)	(1,497,371)	8,411	11,494,884	39,987,565	133,817	(5,932,987)	34,188,395

(1)	TE.SS	IT TELECOM	FMP ITALY1	OMS FACILTY	AHOLDING	TI GMBH (in liquid.)	TILS	SEAT PAGINE GIALLE	TI IRELAND (in liquid.)	TI LAB GP	TI LAB SA	TRAINET
Cost	4,028	28,095	1,839	11,768	1,397	44	25,645	5,232,798	—	103	32,178	3,102
Writedowns	—	(28,095)	(1,789)	(289)	(438)		(25,645)	(1,953,305)	—	(103)	(32,178)	(3,102)

	4,028	—	50	11,479	959	44	—	3,279,493	—	—	—	—

	PIClink	OLIVETTI TECNOST	LAT.AMERICAN NAUTILUS S.A.	OLIVETTI FINANCE
Cost	67,031	500,814	277,236	208,780
Writedowns	(67,031)	(500,814)	(277,236)	(208,733)

	—	—	—	47

2003 ANNUAL REPORT	321

			12/31/2002					Changes during the year						12/31/2003
(in thousands of euro)	Cost	Upward adjust- ments	Write- downs	Carrying value	Contribution merged company at 12/31/2002		Purchases/ Sub- scriptions	Reclassi./ contribut. by merged company	Dispo- sals (1)	Writed- owns(-)/ Reinstat. of value(+)	Capital Replenish- ments	Total	Cost	Upward adjust- ments	Write- downs	Carrying value
Equity investments in affiliated companies		—	—
AREE URBANE	—	—	—	—				5,589				5,589	5,589	—	—	5,589
ASSCOM INSURANCE BROKERS	—	—		—			20					20	20	—	—	20
CARTESIA	—	—		—			179	(179)	—		50	50	50	—	—	50
Consorzio ARS (in liquidation)	—	—	—	—								—	—	—	—	—
Consorzio DISTRETTO TECNOLOGICO		—	—
CANAVESE	117	—	—	117				(117)				(117)	—	—	—	—
Consorzio DREAM FACTORY	—	—	—	—				—				—	89	—	(89)	—
Consorzio EO (in liquidation)	15	—	—	15								—	15	—	—	15
Consorzio LABORATORIO DELLA		—	—
CONOSCENZA	—	—		—				12		(2)		10	14	—	(4)	10
Consorzio NAVIGATE CONSORTIUM	—	—	—	—			300					300	300	—	—	300
Consorzio S.I.A.R.C. (in liquidation)	1	—	—	1								—	1	—	—	1
Consorzio TELCAL	—	—		—	211							211	211	—	—	211
Consorzio TELEMED (in liquidation)	—	—	—	—	10							10	10	—	—	10
IM.SER	—	—	—	—	1,159			(760)	—			399	399	—	—	399
IN.VA.	206	—	(45)	161								—	206	—	(45)	161
LI.SIT.	—	—	—	—			37,400			(3,257)		34,143	37,400	—	(3,257)	34,143
LOCALPORT	—	—		—				114		(114)		—	145	—	(145)	—
MIRROR INTERNATIONAL HOLDING	—	—	—	—	100,351		24,338	(40,000)		(30,000)		54,689	124,689	—	(70,000)	54,689
NORDCOM	—	—	—	—	2,143							2,143	29,045	—	(26,902)	2,143
NORTEL INVERSORA	—	—	—	—				—				—	—	—	—	—
OCN TRADING (in liquidation)	1	—	—	1								—	1	—	—	1
SIEMENS INFORMATICA	—	—	—	—	3,841							3,841	2,417	1,424	—	3,841
SIOSISTEMI	—	—	—	—				3,305		(1,705)		1,600	3,305	—	(1,705)	1,600
SITEBA	—	—	—	—	751				(751)			—	—	—	—	—
SKY ITALIA (former Stream)	—	—	—	—	19,102		323,975	(203,494)	—	(95,504)		44,079	282,358	—	(238,279)	44,079
SOFORA TELECOMUNICACIONES S.A.	—	—	—	—			1					1	1	—	—	1
TELBIOS	—	—	—	—			3,375					3,375	3,375	—	—	3,375
TELEGONO	—	—	—	—	413							413	413	—	—	413
TIGLIO I	44,640	—	—	44,640	186,011			(3,378)				182,633	227,273	—	—	227,273
TIGLIO II	—	—		—	74,281			(2,211)				72,070	72,070	—	—	72,070
VOICE MAIL INTERNATIONAL			—
(in liquidation)	—	—		—				—				—	3,801	—	(3,801)	—
	44,980	—	(45)	44,935	388,273		389,588	(241,119)	(751)	(130,582)	50	405,459	793,197	1,424	(344,227)	450,394
(1)	SITEBA		CARTESIA		SKY ITALIA			IM.SER
					(former Stream	)
Cost	751		695		280,826			760
Writedowns	—		(695)		(280,826)			(760)
	751		—		—			—

2003 ANNUAL REPORT	322

		12/31/2002					Changes during the year						12/31/2003
(in thousands of euro)	Cost	Upward adjust- ments	Write- downs	Carrying value	Contribution merged company at 12/31/2002	Purchases/ Sub- scriptions	Reclassi./ contribut. by merged company	Dispo- sals (1)	Writed- owns(-)/ Reinstat. of value(+)	Capital Replenish- ments	Total	Cost	Upward adjust- ments	Write- downs	Carrying value
Equity investments in other companies
ANCITEL	—	—	—	—	93						93	93	—	—	93
ASTAR	1	—	—	1					(1)		(1)	—	—	—	—
AZIENDA ESERCIZIO GAS	1	—	—	1							—	1	—	—	1
BIOINDUSTRY PARK DEL CANAVESE	52	—	—	52							—	52	—	—	52
CAF ITALIA 2000	—	—	—	—			—				—	—	—	—	—
CERM L’AQUILA	—	—	—	—			266				266	266	—	—	266
CONSORTIUM	19,527	—	—	19,527							—	19,527	—	—	19,527
Consorzio ATLAS	—	—	—	—							—	—	—	—	—
Consorzio C.I. MARK	—	—	—	—	3						3	3	—	—	3
Consorzio CAISI (in liquidation)	—	—	—	—			—				—	—	—	—	—
Consorzio CEFRIEL	—	—	—	—	36						36	36	—	—	36
Consorzio CIES	—	—	—	—	26						26	26	—	—	26
Consorzio CO.TIM (in liquidation)	—	—	—	—	2						2	4	—	(2)	2
Consorzio COREP	10	—	—	10							—	10	—	—	10
Consorzio CRATI	—	—	—	—							—	—	—	—	—
Consorzio BIOINGEGNERIA
INFORMATICA MEDICA	—	—	—	—	15						15	15	—	—	15
Consorzio DISTRETTO TECNOLOGICO
CANAVESE	—	—	—	—			117				117	117	—	—	117
Consorzio DREAM FACTORY	—	—	—	—			—				—	—	—	—	—
Consorzio ELIS	—	—	—	—	3						3	3	—	—	3
Consorzio ENERGIA FIERA DISTRICT	—	—	—	—	2						2	2	—	—	2
Consorzio GE.SE.CE.DI.	—	—	—	—	73						73	73	—	—	73
Consorzio MULTIMEDIA	—	—	—	—							—	—	—	—	—
Consorzio Nazionale Imballaggi-CONAI-	—	—	—	—	1						1	1	—	—	1
Consorzio NETTUNO	—	—	—	—	41						41	41	—	—	41
Consorzio P.T.S.M.	—	—	—	—							—	—	—	—	—
Consorzio QUALITAL	—	—	—	—			—				—	—	—	—	—
Consorzio TECHNAPOLI	—	—	—	—	206						206	206	—	—	206
Consorzio TECNEDIN (in liquidation)	8	—	—	8			(8)				(8)	—	—	—	—
Consorzio TOPIX	—	—	—	—	100						100	100	—	—	100
DIOMEDEA (in liquidation)	6	—	—	6							—	6	—	—	6
EDINDUSTRIA	—	—	—	—	38						38	44	—	(6)	38
EMITTENTI TITOLI	—	—	—	—	423						423	423	—	—	423
EUROFLY SERVICE	979	—	(277)	702							—	979	—	(277)	702
FIN.—PRIV.	15,375	—	—	15,375							—	15,375	—	—	15,375
Fratelli ALINARI	—	—	—	—	701						701	2,974	—	(2,273)	701
UNIVIE DEL PICCOLO S. BERNARDO	—	—	—	—							—	—	—	—	—
IDROENERGIA	—	—	—	—	1						1	1	—	—	1
IMSER 60	—	—	—	—	59						59	59	—	—	59
INSULA	—	—	—	—	248						248	248	—	—	248
IST. ENCICLOPEDIA ITALIANA
G. TRECCANI	—	—	—	—	3,832						3,832	5,256	—	(1,424)	3,832
ISTUD	6	—	—	6							—	6	—	—	6
ITALTEL CERM PALERMO	—	—	—	—			193				193	217	—	(24)	193
ITALTEL CERM S. MARIA CAPUA VETERE-	—	—	—				192				192	255	—	(63)	192
LOCALPORT	—	—	—	—							—	—	—	—	—
MCC	—	—	—	—	36,018						36,018	36,018	—	—	36,018
MEDIOBANCA	113,119	—	—	113,119							—	113,119	—	—	113,119
MIX	—	—	—	—	10						10	10	—	—	10
MONTEROSA	20	—	—	20							—	20	—	—	20
PAR. FIN. (in failure)	256	—	—	256							—	256	—	—	256
PILA	6	—	—	6							—	6	—	—	6
PIRELLI RE	—	—	—	—		15,199					15,199	15,199	—	—	15,199
S.A.G.I.T.	1	—	—	1							—	1	—	—	1

2003 ANNUAL REPORT	323

Equity investments in other companies

	12/31/2002				Changes during the year							12/31/2003
(in thousands of euro)	Cost	Upward adjust- ments	Write-downs	Carrying value	Contribution merged company at 12/31/2002	Purchases/ Sub- scriptions	Reclassi./ contribut. by merged company	Dispo- sals (1)	Writed- owns(-)/ Reinstat. of value(+)	Capital Replenish- ments	Total	Cost	Upward adjust- ments	Write- downs	Carrying value
SIA	—	—	—	—	11,278						11,278	11,278	—	—	11,278
SODETEL	—	—	—	—	4						4	4	—	—	4
TELEPORTO ADRIATICO	—	—	—	—	124			(124)			—		—	—	—
UBAE	—	—	—	—	1,898						1,898	1,898	—	—	1,898
X. OPEN INC.	—	—	—	—							—	—	—	—	—
	149,367	—	(277)	149,090	55,235	15,199	760	(124)	(1)	—	71,069	224,228	—	(4,069)	220,159
Total equity investments	33,692,336	—	(10,804,800)	22,887,536	14,843,154	6,747,172	(4,702,446)	(3,296,975)	(1,627,954)	8,461	11,971,412	41,004,990	135,241	(6,281,283)	34,858,948

(1)	ASTAR	TELOPORTO ADRIATICO	Consorzio TECNEDIN (in liquidation)	Consorzio ATLAS	X.OPEN Inc.	Consorzio P.T.S.M.

Cost	1	124	124	—	—	—
Writedowns	(1)	—	—	—	—	—

	—	124	124	—	—	—

	12/31/2002				Changes during the year							12/31/2003
(in thousands of euro)	Cost	Upward adjust- ments	Write- downs	Carrying value	Contribution merged company at 12/31/2002	Purchases/ Sub- scriptions	Reclassi./ contribut. by merged company	Dispo- sals (1)	Writed- owns(-)/ Reinstat. of value(+)	Capital Replenish- ments	Total	Cost	Upward adjust- ments	Write- downs	Carrying value
Advances on future capital contributions of subsidiaries and affiliated companies
EDOTEL	—	—	—	—		720					720	720			720
EPIClink	—	—	—	—	12,000	42,000	(450)		(42,612)		10,938	14,029	—	(3,091)	10,938
IT Telecom	—	—	—	—	140,901		(30,461)				110,440	110,440	—	—	110,440
LOQUENDO	—	—	—	—			3,270		(46)		3,224	3,270	—	(46)	3,224
NETESI	—	—	—	—	1,650				(1,215)		435	1,650	—	(1,215)	435
SKY ITALIA (former Stream)	—	—	—	—		7,960					7,960	7,960	—	—	7,960
TELE PAY ROLL SERVICE	—	—	—	—	1,632			(1,632)			—	—	—	—	—
TELECOM ITALIA LEARNING SERVICES	—	—	—	—	10,000	31,344			(38,823)		2,521	31,344	—	(28,823)	2,521

Total advances on future capital contributions of subsidiaries and affiliated companies	—	—	—	—	166,183	82,024	(27,641)	(1,632)	(82,696)	—	136,238	169,413	—	(33,175)	136,238

(1)	TE.SS	TILS	EPIClink
Cost	1,632	10,000	39,521
Writedowns	—	(10,000)	(39,521)
	1,632	—	—

2003 ANNUAL REPORT	324

ANNEX 2

LIST OF EQUITY INVESTMENTS IN SUBSIDIARIES AND AFFILIATED COMPANIES AT 12/31/2003

(in thousands of euro)	Registered office			Share Capital (1)	Sharehol- ders’ equity (1)(2)	Net income/ (loss) (1)	Percentage owner- ship (%)	Share of net equity (A) (3)		Carrying value (B) (4)	Difference (B-A)
Equity investments in subsidiaries
ATESIA	Rome			3,150	34,850	10,612	100.00%	24,952		3,707	(21,245)
Consorzio Energia Gruppo Telecom Italia	Rome			10	10	—	50.00%	5		5	—
DOMUS ACCADEMY	Milan			140	766	45	67.33%	516		2.400	1,884
EDOTEL	Turin			15,081	4,770	(11,300)	60.00%	2,862		2,862	—
EMSA SERVIZI	Rome			5,000	6,559	1,491	100.00%	6,559		5,000	(1,559)
EPIClink	Cesano Maderno (MI)			450	10,938	(44,066)	100.00%	10,938		10,938	—
FINSIEL	Rome			59,982	185,640	(2,261)	79.50%	142,186	(6)	249,680	107,494
IT Telecom	Rome			96,853	167,089	(114,871)	100.00%	169,969	(6)	167,090	(2,879)
IRIDIUM ITALIA (in liquidation)	Rome			2,575	(3,767)	—	30.00%	(1,130	)(5)	—	1,130
LATIN AMERICAN NAUTILUS S.A.	Luxembourg	US$	(,000)	6,500	2,492	(294,817)
				5,147	1,973	(233,427)	100.00%	2,011	(6)	1,973	(38)
LOQUENDO	Turin			3,574	3,225	(3,331)	99.98%	3,224		3,224	—
MED-1 Submarine Cables	Tel Aviv (Israel)	NIS	(,000)	100	(91,695)	21,564
				18	(16,594)	3,902	23.17%	(3,482	)(6)	5	3,487
MEDITERRANEAN NAUTILUS S.A.	Luxembourg	US$	(,000)	326,480	333,203	4,274
				258,497	263,820	3,384	62.51%	164,912		14,352	(150,560)
NETESI	Milan			14,745	435	(2,032)	100.00%	435		435	—
OFI CONSULTING (former OLIVETTI FINANZIARIA INDUSTRIALE	Ivrea (To)			95	38,399	1,407	100.00%	38,399		35,109	(3,290)
OLIVETTI GESTIONI IVREA (former THEMA)	Ivrea (To)			1,300	7,130	106	100.00%	7,024		7,516	492
OLIVETTI INTERNATIONAL	Luxembourg			500,000	280,563	(93,456)	100.00%	280,563		280,563	—
OLIVETTI MULTISERVICES	Ivrea (To)			20,337	37,993	720	100.00%	37,993		40,403	2,410
OLIVETTI TECNOST	Ivrea (To)			78,000	50,251	(150,306)	100.00%	1,831	(6)	50,251	48,420
PATH.NET	Rome			25,800	33,156	5,116	99.99%	28,304		25,820	(2,484)
SAIAT	Turin			35,745	42,025	(1,131)	100,00%	42,025		46,359	4,334
TECNO SERVIZI MOBILI	Rome			26	1,050	661	51.00%	332		53	(279)
TELECOM ITALIA AMERICA LATINA	San Paolo	R$	(,000)	43,614	(1,215)	(14,050)					—
	(Brazil)			11,771	(328)	(3,792)	99.99%	(328	)(5)	—	328
TELECOM ITALIA AUDIT (former IN.TEL.AUDIT)	Milan			2,750	2,591	(159)	63.64%	1,649		1,750	101
TELECOM ITALIA CAPITAL SA	Luxembourg			2,336	2,703	42	99.99%	2,704		2,388	(316)
TELECOM ITALIA DEUTSCHLAND HOLDING	Bonn (Germany)			25	244,953	1,754	100.00%	244,953		243,201	(1,752)
TELECOM ITALIA INTERNATIONAL	Amsterdam (Holland)			2,399,483	4,305,615	(381,113)	100.00%	4,305,615		4,305,615	—
TELECOM ITALIA LEARNING SERVICES	L’Aquila			1,560	2,521	(63,213)	100.00%	2,521		2,521	—
TELECOM ITALIA MEDIA (7)	Rome			93,894	335,285	(72,579)	59.42%	273,051	(6)	747,125	474,074
TELECOM ITALIA MOBILE (7)	Turin			513,964	8,956,270	2,321,624	54.82%	2,793,657	(6)	27,266,831	24,473,174
TELECONTACTCENTER	Naples			770	1,534	531	100.00%	1,534		110	(1,424)
TELENERGIA	Rome			50	290	242	80.00%	232		40	(192)
TELSY	Turin			390	10,430	757	100.00%	9,930		14,513	4,583
TI FINANCE	Luxembourg			869,163	256,098	333,253	99.99%	266,468	(9)	—	(266,468)
TI LAB GENERAL PARTNER	Luxembourg	US$	(,000)	40	27	(58)
				32	21	(46)	99.97%	21		21	—
TI LAB SA	Luxembourg	US$	(,000)	164	61	(8,021)
				130	49	(6,351)	99.99%	48		48	—
TI SPARKLE	Rome			200,000	951,830	94,132	100.00%	859,644	(6)	784,765	(74,879)
TRAINET (in liquidation)	Rome			674	(478)	7,801	100.00%	(478	)(5)	—	478
										34,316,673	24,595,024

2003 ANNUAL REPORT	325

(in thousands of euro)	Registered office		Share Capital (1)	Sharehol- ders’ equity (1) (2)	Net income/ (loss) (1)	Percentage owner- ship (%)	Share of net equity (A) (3)		Carrying value (B) (4)	Difference (B-A)
Equity investments in affiliated companies
AREE URBANE	Milan		100	6,360	—	31.65%	2,013		5,589	3,576
ASSCOM INSURANCE BROKERS	Milan		100	—	—	20.00%	—		20	20
CARTESIA	Rome		100	812	1,081	50.00%	406		50	(356)
Consorzio ARS (in liquidation)	Rome		52	(84)	(7)	25.00%	(21	)(5)	—	21
Consorzio DREAM FACTORY	Rome		20	(28)	(23)	20.00%	(6	)(5)	—	6
Consorzio EO (in liquidation)	Rome		19	18	(1)	50.00%	9	(5)	15	6
Consorzio LABORATORIO DELLA CONOSCENZA	Naples		52	31	(10)	25.00%	8	(5)	10	2
Consorzio NAVIGATE CONSORTIUM	Milan		567	571	—	20.00%	114	(5)	300	186
Consorzio S.I.A.R.C. (in liquidation)	Naples		26	22	(4)	30.00%	7		1	(6)
Consorzio TELCAL	Catanzaro		878	878	—	24.00%	211		211	0
Consorzio TELEMED (in liquidation)	Rome		103	21	(7)	33.33%	7	(5)	10	3
IM.SER	Turin		890	578	(314)	40.00%	231	(5)	399	168
IN.VA.	Aosta		520	1,367	190	40.00%	547		161	(386)
LI.SIT.	Milan		6,500	45,849	(25,801)	24.20%	11,095		34,143	23,048
LOCALPORT	Ivrea (TO)		922	456	(258)	12.14%	55		—	(55)
MIRROR INTERNATIONAL HOLDING	Luxembourg		250	239,096	(85,020)	30.00%	71,729		54,689	(17,040)
NORDCOM	Milan		5,000	5,545	143	42.00%	2,329		2,143	(186)
OCN TRADING (in liquidation)	Ivrea (TO)		41	(43)	(1)	40.00%	(17	)(5)	1	18
SIEMENS INFORMATICA	Milan		6,192	32,955	(15,619)	49.00%	16,148		3,841	(12,307)
SIOSISTEMI	Brescia		260	998	(247)	40.00%	399		1,600	1,201
SOFORA TELECOMUNICACIONES S.A.	Buenos	PesosArg.(,000)	439,702	—	—
	Aires (Argentina)		124,416	—	—	32.50%	—		1	1
SKY ITALIA (former Stream)	Rome		647,399	261,506	(291,817)	19.90%	52,040	(8)	52,039	(1)
TELBIOS	Milan		2,948	2,979	(2,083)	31.03%	924	(5)	3,375	2,451
TELEGONO	Rome		1,000	(312)	(2,516)	40.00%	(125)		413	538
TIGLIO I	Milan		5,256	489,155	(1,004)	45.70%	223,540		227,273	3,733
TIGLIO II	Milan		14,185	157,335	12,731	49.47%	77,834		72,070	(5,764)
VOICE MAIL INTERNATIONAL (in liquidation)	Santa Clara (USA)	US $ (,000)	49	49	—
			38	38	—	37.07%	14		—	(14)
									458,354	(1,137)

(1)	Data taken from the latest approved financial statements.

(2)	Includes net income (loss).

(3)	Net of dividends paid.

(4)	Includes advances on future capital contributions of subsidiaries and affiliated companies.

(5)	Covered by reserve for losses of subsidiaries and affiliated companies.

(6)	Data taken from the consolidated financial statements.

(7)	Does not include stock included in short-term financial assets.

(8)	Data taken from the balance sheet at December 31, 2003.

(9)	Adjusted data showing Telsi accounted for using the equity method.

2003 ANNUAL REPORT	326

ANNEX 3

COMPARISON OF THE CARRYING VALUE OF LISTED SHARES WITH MARKET PRICES AT DECEMBER 31, 2003

	Number of shares held	Market value		Carrying value		Difference
		Unit price (in euro)	Total (thousands of euro)	Unit price (in euro)	Total (thousands of euro)	Unit price (in euro)	Total (thousands of euro)

		(A)		(B)		(A-B)
Long-term investments
MEDIOBANCA	14,118,350	8.70	122,802	8.01	113,119	0.69	9,683
PIRELLI & C. REAL ESTATE	812,086	25.09	20,375	18.72	15,199	6.37	5,176
TELECOM ITALIA MOBILE
- ordinary shares	4,695,889,519	4.35	20,427,119	5.81	27,266,831	(1.46)	(6,839,712)
TELECOM ITALIA MEDIA
- ordinary shares	1,859,629,225	0.40	734,554	0.40	747,126	—	(12,572)
Short-term financial assets
TELECOM ITALIA MOBILE
- ordinary shares	38,192,000	4.35	166,135	4.35	166,135	—	—
TELECOM ITALIA MEDIA
- savings shares	164,997	0.33	55	0.33	55	—	—
PORTAL SOFTWARE INC.	4,000	5.33	21	5.33	21	—	—

2003 ANNUAL REPORT	327

ANNEX 4

ACCOUNTS RECEIVABLE AND ACCRUED INCOME BY MATURITY AND TYPE

	12/31/2003 Amounts due				12/31/2003 restated Amounts due
(in thousands of euro)	Within one year	From two to five years	Beyond five years	Total	Within one year	From two to five years	Beyond five years	Total
Accounts receivable in long-term investments
subsidiaries	2,891	64,207	0	67,098	0	60,000	0	60,000
affiliated companies	95	17,363	37,031	54,489	0	133,286	0	133,286
- others
- customers	269	67	0	336	666	166	0	832
- employees	14,981	23,255	9,249	47,485	5,887	28,395	11,024	45,306
- security deposits	262	3,110	12,566	15,938	1,521	3,668	12,729	17,918
- Time deposit on behalf of Getronics	32,067	0	0	32,067
- miscellaneous	21,035	40,568	0	61,603	35,745	46,392	40,545	122,682

	71,600	148,570	58,846	279,016	43,819	271,907	64,298	380,024

Accounts receivable in current assets
Other financial receivables from
subsidiaries	823,919			823,919	2,084,323	0	0	2,084,323
affiliated companies	3,718			13,718	810	0	0	810
others	366,594			366,594	563,845	0	0	563,845

	1,204,231	0	0	1,204,231	2,648,978	0	0	2,648,978

Trade accounts receivable from
customers	3,703,450	0	0	3,703,450	3,754,466	0	0	3,754,466
subsidiaries	679,507	0	0	679,507	458,450	0	0	458,450
affiliated companies	70,955	0	0	70,955	83,240	0	0	83,240
others	87,984	0	0	87,984	94,281	0	0	94,281

	4,541,896	0	0	4,541,896	4,390,437	0	0	4,390,437

Other receivables from
subsidiaries	1,571,863	0	0	1,571,863	537,002	0	0	537,002
affiliated companies	12,101	0	0	12,101	7,613	0	0	7,613
miscellaneous:
- Government and other public entities for grants and subsidies	30,748	0	0	30,748	1,265	0	0	1,265
- deferred tax assets	1,174,778	2,055,138	0	3,229,916	743,228	1,459,728	0	2,202,956
- miscellaneous	1,715,405	0	0	1,715,405	1,571,682	0	0	1,571,682

	4,504,895	2,055,138	0	6,560,033	2,860,790	1,459,728	0	4,320,518

Total accounts receivable in current assets	10,251,022	2,055,138	0	12,306,160	9,900,205	1,459,728	0	11,359,933

Accrued income	20,698	0	0	20,698	15,182	0	0	15,182

2003 ANNUAL REPORT	328

ANNEX 5

LIABILITIES AND ACCRUED EXPENSES BY MATURITY AND TYPE

	12/31/2003 Amounts due				12/31/2003 restated Amounts due
(in thousands of euro)	Within one year	From two to five years	Beyond five years	Total	Within one year	From two to five years	Beyond five years	Total
Medium and long-term financial debt
Debentures	1,500,000	1,250,000	7,014,983	9,764,983	0	7,550,000	7,291,662	14,841,662
Convertible debentures	1,330,564	0	2,829,006	4,159,570	0	1,331,610	2,852,518	4,184,128
Due to banks	393,819	286,508	279	680,606	1,195,232	677,280	438	1,872,950
Due to other lenders	77,552	213,131	249,407	540,090	105,432	223,070	46,694	375,196
Accounts payable to subsidiaries	2,434,000	8,431,867	639,267	11,505,134	0	321,569	3,421,999	3,743,568
Taxes payable	23,430	0	0	23,430	18,240	13,680	0	31,920

	5,759,365	10,181,506	10,732,942	26,673,813	1,318,904	10,117,209	13,613,311	25,049,424

Short-term financial debt
Due to banks	510,488	0	0	510,488	2,265,279	0	0	2,265,279
Due to other lenders	241,795	0	0	241,795	164,682	0	0	164,682
Accounts payable to subsidiaries	7,798,130	0	0	7,798,130	4,786,257	0	0	4,786,257
Accounts payable to affiliated companies	1,027	0	0	1,027	5,125	0	0	5,125
Other payables	62,245	0	0	62,245	181,498	0	0	181,498

	8,613,685	0	0	8,613,685	7,402,841	0	0	7,402,841

Trade accounts payable
Accounts payable to suppliers	1,929,794	0	0	1,929,794	1,864,710	0	0	1,864,710
Accounts payable to subsidiaries	1,148,987	0	0	1,148,987	952,048	0	0	952,048
Accounts payable to affiliated companies	59,405	0	0	59,405	148,908	0	0	148,908

	3,138,186	0	0	3,138,186	2,965,666	0	0	2,965,666

Other payables (1)
Accounts payable to subsidiaries	91,269	0	0	91,269	73,700	0	0	73,700
Accounts payable to affiliated companies	24,339	0	0	24,339	2,576	0	0	2,576
Taxes payable	355,650	0	0	355,650	459,865	4,383	0	464,248
Contributions to pension and social
security institutions	160,225	295,942	170,602	626,769	161,495	280,562	249,337	691,394
Other liabilities	1,848,597	441	0	1,849,038	2,566,312	1,020	0	2,567,332

	2,480,080	296,383	170,602	2,947,065	3,263,948	285,965	249,337	3,799,250

Total liabilities (1)	19,991,316	10,477,889	10,903,544	41,372,749	14,951,359	10,403,174	13,862,648	39,217,181

Accrued expenses	1,763,678	64,644	0	1,828,322	1,072,297	1,010,217	0	2,082,514

(1)	Not including advances

2003 ANNUAL REPORT	329

INDEPENDENT AUDITORS’ REPORT

AUDITORS’ REPORT

pursuant to article 156 of Legislative Decree of February 24, 1998, n, 58

(Translation from the original Italian text)

To the Shareholders

of Telecom Italia S.p.A.

1.	We have audited the financial statements of Telecom Italia S.p.A. as of and for the year ended December 31, 2003. These financial statements are the responsibility of the Telecom Italia S.p.A.’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	Our audit was made in accordance with auditing standards and procedures recommended by CONSOB. In accordance with such standards and procedures we planned and performed our audit to obtain the information necessary in order to determine whether the financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness of the accounting principles applied and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

For our opinion on the financial statements of the prior year, which are presented for comparative purposes as required by the law, reference should be made to our report dated April 18, 2003.

3.	In our opinion, the financial statements of Telecom Italia S.p.A, comply with the Italian regulations governing financial statements; accordingly, they clearly present and give a true and fair view of the financial position of Telecom Italia S.p.A. as of December 31, 2003, and the results of its operations for the year then ended.

2003 ANNUAL REPORT	330

4.	We draw your attention on the following:

a)	the explanatory notes, section “Summary of significant accounting policies”, describe the accounting criteria utilized for the employee benefit obligations as required by Law no. 58/1992;

b)	on August 4, 2003 the merger of Telecom Italia S.p.A. into Olivetti S.p.A. (renamed Telecom Italia S.p.A.) became effective. The merger was approved by the extraordinary shareholders’ meeting of the respective companies held on May 24, 2003 and May 26, 2003. The related effects are described in the explanatory notes,

Turin, April 15, 2004

Reconta Ernst & Young S.p.A.

signed by: Felice Persico (Partner)

2003 ANNUAL REPORT	331

REPORT OF THE BOARD OF AUDITORS TO THE SHAREHOLDERS’ MEETING OF TELECOM ITALIA S.P.A. PURSUANT TO ARTICLE 153 OF LEGISLATIVE DECREE 48/1998 AND ARTICLE 2429, SECOND PARAGRAPH, OF THE CIVIL CODE

Dear Shareholders,

During the year ended 31 December 2003 the Board of Auditors of Telecom Italia S.p.A. (the “Company”) performed the supervisory activities required by law, taking into account the standards recommended by the Italian Accounting Profession and the indications of Consob concerning controls and the activity of the Board of Auditors.

The merger of Telecom Italia S.p.A. (the “merged company or the “old” Telecom Italia) into Olivetti S.p.A. was concluded on 4 August 2003. The company resulting from the merger adopted the name of Telecom Italia (the “new” Telecom Italia). Upon taking office on the same day, the latter’s Board of Directors appointed the corporate officers and conferred their powers and basically took over the entire corporate governance system of the “old” Telecom Italia. However, the Board also adopted a new Self-Regulatory Code that sets out the Company’s rules of governance and replaces the one previously in effect.

In this Report we consider the activity performed in the company resulting from the merger without a break with respect to the “old” Telecom Italia; where necessary or appropriate for completeness of information, reference is also made to the activity of Olivetti prior to the merger.

It is appropriate to point out that the Board of Directors, upon acquiring the favourable opinion of the Committee for Internal Control and Corporate Governance, identified the Board of Auditors as the Company’s Audit Committee pursuant to the applicable US legislation, to which Telecom Italia is subject as successor registrant of the “old” Telecom Italia with the Securities and Exchange Commission (SEC), with securities listed on the New York Stock Exchange through an ADR programme. In fact, the SEC allows foreign companies not to create an ad hoc Audit Committee of the Board of Directors among their governing bodies if there is already a “Board of Auditors” which is separate from the Board of Directors, not an expression of management and can be considered responsible, within the limits of applicable national law, for appointing (and revoking) the audit firm, determining its fees and overseeing its activity. The role and tasks of the Board of Auditors as the Company’s Audit Committee, including and extending beyond those involved in relationships with the audit firm under Italian law, are described at length in the Corporate Governance section of the Report on Operations.

The obligation of keeping the Board of Auditors informed pursuant to Article 150.1 of Legislative Decree 58/1998 and Article 12 of the Company’s bylaws was fulfilled by the Directors by means of the data and information disclosed in the meetings of the Board of Directors, which we always attended. The obligation was also fulfilled by means of special reports of the Chairman of the Board of Directors, the fruit of a specific internal procedure (Procedure for Compliance with the Requirements of Article 150.1 of Legislative Decree 58/1998), which we mentioned in our Report on 2002 and is described in detail in the Corporate Governance section of the Report on Operations. It is nevertheless worth mentioning here that the aim of the Procedure is to provide a constant, systematic flow of information to both to us and to the directors, in particular the non-executive directors. Under the Procedure the Board of Directors, through the Chairman, by virtue of the powers delegated to him, reports quarterly on the activity performed, transactions with major economic, financial and balance-sheet effects, transactions potentially involving a conflict of interest (that is to say, intra-group transactions and transactions with related parties other than intra-group transactions), atypical or unusual transactions and any other activity or transaction that it is considered advisable to bring to the attention of the recipients of the Report. Considering the size and structure of the Company and of the Telecom Italia Group, we already gave a positive evaluation of the Procedure in our Report on 2002 and confirm that evaluation in the light of the application of the Procedure in 2003.

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1.	On the basis of the information we received and the specific analyses we performed, the transactions having major economic, financial and balance-sheet effects entered into by the Company, including those entered into through direct or indirect affiliates, were essentially the following:

•	in January 2003 Telecom Italia Finance sold its 28.57% holding in the Brazilian company Servicos Interativos (“Globo.com”) to Tim Brasil, which at the end of January sold it in turn to the Globo television group;

•	at the end of January 2003 a consortium formed by Telecom Italia S.p.A., Finsiel and Lutech was awarded the contract put out to limited tender by the Region of Lombardy (via the company Lombardia Informatica S.p.A.) for the supply of goods and services required for regional dissemination and operation of the “Regional Charter of Services” and for collaboration in the management of the service until 15 September 2009. In order to implement these activities, as established in the award procedure specifications, Lombardia Informatica engaged a company created ad hoc, LI.SIT S.p.A., to develop the applications and support services necessary for management of the Regional Charter of Services with the assistance of the partners of the above-mentioned consortium. The latter subscribed 44% of LI.SIT.’s share capital;

•	in February 2003 the agreement drawn up on 28 December 2002 for the sale of the Telecom Italia Group’s 29% interest in Telekom Serbia to PTT Serbia was concluded;

•	in February 2003 Telecom Italia S.p.A. and the Accenture Group finalized the sale to the latter of 100% of TESS Tele Pay Roll Services, a company that handles the administrative activities connected with Telecom Italia Group personnel management,

•	in February 2003 Telecom Italia and Hewlett-Packard signed a 5-year outsourcing agreement (the Tiberius Project) whereby HP will provide help desk, maintenance and management services for Telecom Italia Group workstations, using the skills of IT Telecom expert staff, who will join a new HP company specialized in providing these services. IT Telecom will host the systems and manage the operational activities of HP Italia in an SAP environment;

•	in March 2003 the merger of Telecom Italia Lab into Telecom Italia was concluded, in accordance with the decisions of the extraordinary shareholders’ meetings of Telecom Italia and Telecom Italia Lab held respectively on 12 and 13 December 2002;

•	in April 2003 the Board of Directors of Olivetti and Telecom Italia approved the plan for the merger of Telecom Italia into Olivetti. The transaction had been announced on 12 March 2003. The merger plan was approved by the Telecom Italia extraordinary shareholders’ meeting of 24 May 2003 and the Olivetti extraordinary shareholders’ meeting of 26 May 2003. The merger became effective on 4 August 2003;

•	in July 2003 IT Telecom’s entire holding in Netikos S.p.A. was sold to the Belgian company My Qube S.A. and, simultaneously, Telecom Italia, Netikos and My Qube signed a multi-year commercial agreement (2004/2007) for Netikos to provide professional services to the Telecom Italia Group;

•	in July 2003 IT Telecom Italia’s “Corporate Solutions” business was contributed as capital to Pirelli Informatica S.p.A., which was transformed into a limited liability consortium and renamed Shared Service Center S.c.a.r.l. At 31 December 2003 45% of the latter’s share capital was held by IT Telecom S.p.A., 5% by Olivetti Tecnost S.p.A. and 50% by Pirelli S.p.A.;

•	in August 2003 the partial, proportional spin-off of Seat Pagine Gialle S.p.A. to the benefit of a new company (“new” Seat) was finalized. The rump company adopted the name of Italia Media S.p.A., the beneficiary company that of Seat Pagine Gialle S.p.A. The spin-off became effective on 1 August 2003 and the sale of 6.1% of the new Seat Pagine Gialle to the Silver consortium was concluded on 8 August;

•	in September 2003 Telecom Italia, after receiving clearance from the competent authorities, concluded the acquisition from e.Biscom of 100% of HanseNet Telekommunikation GmbH, a broadband operator in the Hamburg area;

•	in October 2003 the Telecom Italia Group (via Finsiel S.p.A.) sold its 49% holding in Sogei IT S.p.A. to Sogei S.p.A.;

•	in December 2003 the Telecom Italia and France Telecom groups became equal partners in a new joint venture in Argentina, Sofora Telecomunicaciones S.A., by contributing their respective shareholdings in Inversora, the company that controls Telecom Argentina. France Telecom subsequently sold 48% of Sofora to the Werthein Group, with the Werthein Group having an option to buy its residual 2% interest between 31 December 2008 and 31 December 2013. Simultaneously, Telecom Italia International purchased two call options from the Werthein Group: one to buy 48% of the capital of Sofora, to be exercised within 15 days beginning 31 December 2008, and other for the purchase of the remaining 2% of Sofora, to be exercised between 31 December 2008 and 31 December 2013;

•	in 2003 the following bond issues were made by Group companies:

•	bonds issued by Olivetti Finance N.V. and guaranteed by Telecom Italia S.p.A.:

a) euro 1,750 million, maturing on 24 January 2008;

b) euro 850 million, maturing on 24 January 2013;

c) euro 800 million, maturing on 24 January 2033;

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•	bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.:

a) USD 1,000 million, maturing on 15 November 2008;

b) USD 2,000 million, maturing on 15 November 2013;

c) USD 1,000 million, maturing on 15 November 2033;

•	in January 2004 a new issue of Telecom Italia S.p.A. notes amounting to EUR 3 billion was made in three tranches falling due between 2007 and 2019. The issue is part of the Euro Medium Term Note Program approved by the Board of Directors of Telecom Italia in October 2003. Following the issue, the EUR 1,500 million of Telecom Italia bonds issued in December 2001 and due to mature on 21 June 2005 were called and redeemed on 22 March 2004;

•	in January 2004 Telecom Italia International disposed of its 14.78% holding in Telekom Austria by means of a private placement;

•	February 2004 saw the conclusion of the amalgamation of Is-Tim-Aria (a Turkish mobile telephony operator 49% owned by Tim International and 51% by the Is Bank Group) and Aycell (a GSM operator wholly owned by the fixed-line group Turk Telekom). A new Turkish company, TT & TIM, was created for the purpose, with Tim International holding 40%, Turk Telekom 40% and the Is Bank Group 20%. The above transactions are described in the Directors’ Report on Operations and/or the notes to Telecom Italia S.p.A.’s financial statements and the consolidated financial statements for 2003.

We verified that the above transactions were carried out in conformity with the law, the bylaws and the principles of correct management and that they were not manifestly imprudent or reckless, in contrast with the resolutions approved by the shareholders’ meeting or such as to compromise the integrity of the Company’s patrimony.

2.	We did not find evidence of atypical and/or unusual transactions entered into with third parties or related parties (including intra-group transactions) during 2003 or subsequent to the balance-sheet date.

With regard to transactions potentially involving a conflict of interest, the directors indicate the main transactions with Group companies and other related parties in the section of the Report on Operations devoted to transactions with related parties and in their observations on the individual items of the accounts of Telecom Italia S.p.A.. Reference should also be made to these sections for a description of the features of the transactions and a discussion of their economic effects.

The Board of Auditors, with the assistance of the person responsible for internal control (Telecom Italia Audit, formerly In.Tel.Audit) and the audit firm, Ernst & Young, verified that Telecom Italia S.p.A. adopts specific practices to control that the transactions in question are concluded in the interest of the Company and/or the Group, are part of the ordinary course of business and, when not concluded at standard conditions or on specific terms prescribed by statutory or regulatory provisions, are settled at arm’s length conditions. In addition, the Guidelines for Transactions with Related Parties, which were mentioned in the Report of the Board of Auditors for 2002, were in force throughout 2003 for the Company and the Group as a whole. The Guidelines are discussed in detail in the Corporate Governance section of the Report on Operations.

3.	The information given in the Report on Operations and in the notes to the financial statements of Telecom Italia and the consolidated financial statements regarding the Company’s transactions with related parties and intra-group transactions is adequate in relation to the size and structure of the Company and the Group.

4	On 15 April 2004 the audit firm, Reconta Ernst & Young, issued the reports pursuant to Article 156 of Legislative Decree 58/1998 attesting that the Company and consolidated Group financial statements for the year ended 31 December 2003 are drawn up clearly and give a clear and fair view of the balance-sheet situation, financial position and results for the year. The report on the Company’s financial statements contains an emphasis of matter paragraph concerning the accounting treatment of the pension totalization costs regulated by Law 58/1992 and one concerning the merger of Telecom Italia into Olivetti. The latter is also contained in the report on the consolidated accounts.

5.	In 2003 we received four complaints pursuant to Article 2408 of the Civil Code (of which two referred to Olivetti) concerning: (i) alleged non-compliance by the Board of Auditors (in its report pursuant to Article 153 of Legislative Decree 58/1998 to the Telecom shareholders’ meeting called to approve the Annual Report for 2002) with the instructions of Consob Communication 1015564 of 6 April 2001 (points 5 and 6); (ii) the possibility that the Seat-Tin.it merger might constitute a “fraud to the detriment of Telecom Italia”; (iii) the alleged infringement of the shareholders’ right to information (on the occasion of the Olivetti shareholders’ meeting of 26 May 2003); and (iv) the alleged violation of Ministerial Decree 437/1998 owing to incompleteness of the document entitled “Olivetti - Ordinary and Extraordinary Shareholders’ Meeting 24-25-26 May 2003 - Notice Calling the Meeting - Directors’ Report on the Proposals on the Agenda”.

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For completeness of information, we inform you that we also received, in connection with the shareholders’ meetings of both the “old” Telecom Italia and Olivetti, various requests for data and information to satisfy a specific need for information concerning the accounting valuation of Seat Pagine Gialle S.p.A. and in relation to press releases connected with the Telecom Italia Savings Shareholders’ Meeting. Although the shareholder did not qualify them as such, the Board considered these requests as “complaints”, in the broad sense, about possibly unsuitable disclosure on the part of the Company, although the shareholders in question did not themselves classify them as such. We carried out the appropriate inquiries on all the complaints without finding omissions, censurable facts or irregularities to report to the shareholders’ meeting.

6.	During the year we received six petitions, of which one was addressed to Olivetti and presented during the shareholders’ meeting of 26 May 2003. The petitions concerned: (i) an alleged case of non-compliance in releasing telephone call records to the judicial authorities; (ii) failure to restore telephone lines for which subscriptions had been cancelled and some irregularities in carrying out professional service supply contracts; (iii) problems in the implementation of a commercial promotion; (iv) the malfunctioning of a customer assistance service; (v) commercial, accounting and other deficiencies in the provision of some requested contractual services; and (vi) the supposed illegitimacy of the resolution of the Olivetti shareholders’ meeting, which in approving the merger and the consequent share exchange ratio allegedly carried out a “surreptitious reduction of Olivetti’s capital”. In addition to these, in the early months of 2004 we received a petition complaining of the failure to release telephone call records to a commercial subscriber.

We carried out the appropriate inquiries on all the petitions without finding irregularities to report to the shareholders’ meeting.

7.	The Securities and Exchange Commission requires a board of auditors acting as the Audit Committee of a foreign company subject to US legislation to approve in advance (on a general basis or case by case) all the services rendered by the auditor (and “associated persons”) to the issuer and its subsidiaries.

In this regard, it is to be noted that Telecom Italia has had a “Group Procedure for the Appointment of External Auditors” in place since the closing months of 2003. The Procedure covers different types of services, prohibits the audit firm from being entrusted with some that are nonetheless permitted by US legislation, so that the audit firm’s activities are limited to auditing and accounting organization (except as Italian law provides for additional activities). The Procedure also establishes the categories of appointments requiring approval in advance by the Audit Committee and the cases in which appointments are deemed automatically approved. In addition, the Company has adopted the principle of a single auditor for the entire Group; recourse to different auditors on the part of subsidiary companies is therefore possible only by prior agreement with the parent company, upon clearance from the Audit Committee following investigations carried out by the person responsible for internal control. Further information on this matter is given in the Corporate Governance section of the Report on Operations. We also inform you that we expressed a favourable opinion on the proposal put forward by Reconta Ernst & Young for supplementation of the auditing fees following the merger between Telecom Italia and Olivetti, considering that the merger constituted one of those “exceptional or unforeseeable circumstances” which, under Consob regulations, justify revision of an existing appointment, with a consequent supplementation of the fees originally agreed (only for the auditing activity performed on behalf of Olivetti S.p.A.). We also expressed a favourable opinion on the proposed fees presented by the audit firm for the duties for which there were no precedents in pre-merger Olivetti: auditing of the Annual Report (Form 20F); auditing of the criteria adopted in drawing up the pro-forma financial statements of the Interbusiness Service; tests of compliance and analysis of the Sustainability Report.

During the 2003 fiscal year the Company engaged Reconta Ernst & Young to perform several services other than the statutory audit. The fees for this work, excluding out-of-pocket expenses and VAT, are summarized below:

Tests pursuant to Article 2501-quinquies of the Civil Code on the issue of the fairness opinion on the share exchange ratio for the merger of Telecom Italia S.p.A. into Olivetti S.p.A.	3,000,000.00
Tests of the pro-forma data of Olivetti S.p.A. and pro-forma consolidated data of the Olivetti Group for the year ended 31 December 2002, included in the merger plan	110,000.00
Agreed procedures relating to the issue of comfort letters with reference to the Pricing Supplements of January 2003	80,000.00
Auditing of expenditure accounts to be submitted to the European Union for disbursement of research grants under
the Sixth Framework Programme	40,000.00
Test of compliance and analysis of Telecom Italia’s Sustainability Report for 2003	32,500.00
Tests on the pro-forma financial statements of the Interbusiness Service of Telecom Italia S.p.A. for 2003	12,394.97
Auditing of the Olivetti consolidated accounts prepared according to US GAAP for the 2001 and 2002 fiscal years and included in the Information Statement on the merger of Telecom Italia S.p.A. into Olivetti S.p.A.	620,000.00
Agreed procedures in the area of derivative finance of the Telecom Italia Group	250,000.00
Agreed procedures connected with the issue of comfort letters referring to the EUR 10 billion Euro Medium Term Note Program	142,000.00

Total	4,286,894.97

The above fees appear adequate in relation to the scope, complexity and characteristics of the work carried out.

2003 ANNUAL REPORT	335

8.	In 2003 the Company appointed persons linked to Reconta Ernst & Young by continuous work relationships and/or companies belonging to the Ernst and Young Global network to perform some non-audit services. The fees for this work, excluding out-of-pocket expenses and VAT, are summarized below:

Legal/Tax Office
Tax advice conceerning staff assigned abroad			11,400.00
Agreed procedures regarding deferred and current taxation, in support of auditing and the preparation of tax returns satisfying the disclosure requirements for Italian and US purposes			90,000.00

Total	(A	)	101,400.00

Ernst & Young Financial - Business Advisors S.p.A.
Procedures for regulatory accounts pursuant to Resolution 152/02/CONS (audit of impact thereon)			225,000.00
Agreed procedures for regulatory accounts pursuant to Resolution 152/02/CONS - phase II and phase III			340,000.00
Agreed procedures for regulatory accounts in the field of internal controls			50,000.00
Benchmarking with international operators in the telecommunications sector			350,000.00
Vendor due diligence review for the sale of some assets of Seat Pagine Gialle			1,200,000.00

Total	(B	)	2,165,000.00

Total	(A + B	)	2,266,400.00

9.	During the year we rendered two opinions to the Board of Directors concerning the remuneration of the Chairman and the Managing Directors, pursuant to Article 2389, second (now third) paragraph of the Civil Code.

10.	In 2003 the Board of Directors of the Company (i.e. the company resulting from the merger without a break with respect to the absorbed company) held 11 meetings, in which, as mentioned earlier, we always participated; the Committee for Internal Control and Corporate Governance met 7 times and the Remuneration Committee twice. The Board of Auditors met 25 times and participated in 6 of the meetings held by the Committee for Internal Control and Corporate Governance (depending on the subjects to be discussed, through joint meetings or the participation of the Chairman or another auditor designated by him for the occasion).

As regards the absorbing company, in the period from 1 January to 3 August 2003, Olivetti’s Board of Directors met 5 times (always with the participation of the Board of Auditors) and its Internal Control Committee twice. The Remuneration Committee did not meet, while the Board of Auditors held 8 meetings.

We participated in the shareholders’ meetings of both the absorbing company and the absorbed company. The Board of Auditors was also represented by a member in the special meeting of Telecom Italia savings shareholders held on 9 June 2003.

11.	For matters within its sphere of authority, the Board of Auditors monitored compliance with the principles of correct management by carrying out direct checks and investigations, gathering information from the heads of functional units, and holding meetings with the person responsible for internal control at the Company (the designated director at In.Tel.Audit, now Telecom Italia Audit S.c.a.r.l.), the Committee for Internal Control and Corporate Governance and the audit firm, Reconta Ernst & Young (in the latter case for the exchange of data and information relevant for the performance of their respective duties, in accordance with Article 150.2 of Legislative Decree 58/1998).

More specifically, as regards the decision-making of the Board of Directors, we verified, by participating in the directors’ meetings and on the basis of the information received in writing pursuant to the Procedure for Compliance with the Requirements of Article 150.1 of Legislative Decree 58/1998, the compliance with the law and the bylaws of the operational decisions taken. We also checked that the resolutions in question were backed by analyses and opinions – produced internally or when necessary by external experts – concerning the economic and financial suitability of transactions and their consequent correspondence with the Company’s interest.

Additional measures designed to ensure compliance with defences designed to ensure proper management include the corporate governance mechanisms that the Company has adopted in the following documents:

•	Guidelines for Transactions with Related Parties;

•	Group Code of Ethics, the set of fundamental values and principles that serve to ensure an ethically-oriented conduct of business; and the

•	231 Organizational Model, the set of rules of conduct for dealings with governmental bodies and internal control checklists for identifying and preventing the risk of directors, employees and collaborators of the Company committing offences under Legislative Decree 231/2001.

2003 ANNUAL REPORT	336

We express a basically positive opinion on the corporate governance mechanisms adopted by the Company, which are described in detail in the Corporate Governance section of the Report on Operations.

12.	By the same means (i.e. direct checks, hearings, information obtained from the person responsible for internal control and the audit firm) we also monitored the adequacy of the Company’s organizational structure.

The Group’s organizational model was further rationalized during the year and now comprises Central Functions (responsible for the management and functioning of the Group) and Business Units (responsible for the development of the Group’s business and the coordination of its market-related activities), whose coordination is divided between Telecom Italia’s Chairman and one of its managing directors. The Operational Activities, which had previously served to exploit synergy within the Group and supply common services, were progressively transferred to the Central Functions.

The integration of the Group is based primarily on the notion of Professional Families. Coordinated by the corresponding Central Functions, these families link the human resources with homogeneous professional know-how that are spread out at various hierarchical levels across the organization and promote the development, utilization and coordination of the special skills present in the Group, without prejudice to the responsibility of the individual Business Units for results in terms of profitability and markets. It is up to the individual Central Functions, instead, to control and guarantee the quality of the processes and results and to verify that operations are carried out in compliance with the instructions given.

There are also activities organized on a Group-wide basis, such as the Administrative Services Centre, which handles all the administrative and accounting functions of Telecom Italia and the main Business Units.

As regards the guidance and control role played directly by the executive directors, the Chairman heads the General Counsel, Communication and Image, Brand Enrichment, Human Resources, and Public and Economic Affairs Central Functions, as well as the Telecom Italia Lab division and the Wireline (previously Domestic Wireline), Mobile and Internet & Media Business Units. The Managing Director, Carlo Buora, heads the other Central Functions and the following Business Units: Information Technology Market and Olivetti Tecnost (which became an independent operational unit of the Company following the merger of Telecom Italia into Olivetti). The Latin America Operations structure remained responsible in 2003 for all the Group’s activities in Latin America; it reported to the head of the Mobile Business Unit for matters concerning mobile telecommunications and to the Managing Director, Carlo Buora, for wireline operations and the general coordination of the Group’s activity in the region.

In order to provide support for top management’s guidance and control role and ensure the effective overall management of the business, a series of Group Committees have been set up for liaison and coordination purposes. These committees are made up of the executive directors and the heads of the competent Central Functions and Business Units; the most important are:

•	the Management Committee, which coordinates the Group’s activities and ensures a unitary approach to the development and implementation of business strategies;

•	the Investment Committee, which is entrusted with approving investments that exceed the thresholds established in delegated powers;

•	the Purchasing Committee, which coordinates this function throughout the Group with the aim of maximizing the Group’s purchasing power and the economies of scale obtainable;

•	the Group IT Security Committee, which ensures an integrated approach to the management of IT security within the Group.

Business Reviews are also conducted to check the results achieved by the individual operating units against forecasts and plan remedial action where necessary. Moreover, in the early months of 2004 a Disclosure Committee was set up to provide the Board of Directors and top management with support in the preparation of corporate communications (such as annual, half-yearly and quarterly reports, Form 20-F reports, information documents and prospectuses) and the handling of price-sensitive information.

Among the main changes made in 2003 to the Company’s macro organizational structure was the creation of the position of General Manager under the head of the Wireline Business Unit and the appointment to it of Giuseppe Sala (previously Assistant to the Chairman). On 4 August 2003 the Board of Directors of Telecom Italia, confirming the choices already made by the absorbed company, appointed Marco Tronchetti Provera, Chairman, Gilberto Benetton, Deputy Chairman, Carlo Buora and Riccardo Ruggiero, Managing Directors, and Riccardo Ruggiero and Giuseppe Sala, General Managers. As regards the system of delegated management powers, there were no major changes with respect to what has been described above and set out in our report on 2002.

Lastly, it is worth noting that the Company has adopted a procedure for the appointment of the governing bodies of subsidiary and affiliated companies.

13.	The Board of Auditors monitors the adequacy of the Company’s internal control system, inter alia, through meetings with the person responsible for internal control and the Committee for Internal Control and Corporate Governance and by examining documents. It did not find any serious weaknesses.

The performance of the internal audit function within the Company and the Group has been entrusted to a consortium company set up by companies belonging to the Group and called Telecom Italiae Audit (formerly In.Tel.Audit) S.c.a.r.l., whose primary object is the impartial and

2003 ANNUAL REPORT	337

independent performance, on behalf of the members of the consortium, of “internal auditing”, i.e. the activities aimed at checking and improving the effectiveness and efficiency of the internal control and risk management system. In view of the activity carried out by Telecom Italia Audit and in accordance with international principles and practice, which identify the functions to be performed by the “person responsible for internal control” referred to in Article 150.3 of Legislative Decree 58/1998 as verifying the proper (i.e. effective and efficient) functioning of the internal control system and indicating any remedial action that needs to be taken, Telecom Italia (in the same way as previously Olivetti and the other companies belonging to the Group) has established, with the approval of the Board of Auditors and the Committee for Internal Control and Corporate Governance, to make the internal audit consortium company, in the person of the director designated by the Company, the “person responsible for internal control”.

Telecom Italia Audit works in collaboration with Mr. Buora, the Managing Director responsible for deciding on proposals for remedial action, the Board of Auditors and the Committee for Internal Control and Corporate Governance.

The activity of the person responsible for internal control is based in part on annual programmes (drawn up autonomously or following indications received from the Company’s management, the control bodies or the audit firm) and in part in response to requests from the internal audit company or problems that arise during the year. He submits periodic reports on the work carried out to top management and the control bodies.

In September 2003 TI Audit Latam was set up to provide a more analytical and rigorous audit of the business of Group companies in Latin America. We consider that the reorganization of the internal audit function, including the creation of the new structure for Latin America referred to above, is in the Company’s interest.

Two “transversal” projects involving the internal control system of the entire Group are at an advanced stage of implementation: The Administrative Systems Checkup project, which will verify the effectiveness of the methods for producing and controlling accounting data for internal use and disclosure to the market, and the Control Risk Self-Assessment project, which will provide management with support in the analysis, assessment and monitoring of the main operational risks encountered in the Group’s various businesses and identify appropriate remedial measures.

Upon completion of the survey of risks conducted as part of the check on the ability of the internal control system to ensure compliance with applicable legislation, especially the provisions of Legislative Decree 231/2001 regarding administrative liability for offences committed by employees and collaborators, on 5 May 2003 the Company formally approved the 231 Organizational Model, which contains internal control checklists for all the business processes at risk and is essentially based on the following key principles: separation of roles in the performance of activities; constant visibility of decisions with the consequent identification of responsibilities; and objective decision-making processes. The model also provides for the regular flow of information to the Supervisory Panel set up on 28 July 2003 to monitor the effectiveness of the model and verify compliance with its provisions. The panel consists of a member of the Board of Auditors, an independent director who is on the Committee for Internal Control and Corporate Governance, and the person responsible for internal control.

14.	We monitored the adequacy of the administraive and accounting system and its reliability in correctly representing transactions. We performed this task by obtaining information from the heads of the competent organizational structures, examining company documents and analyzing the results of the work carried out by the audit firm, Reconta Ernst & Young.

As regards the procedures used by management to value and verify the fairness of the book values of the Group’s equity investments, we examined the results of the checks made by the audit firm, Reconta Ernst & Young, and followed the work of the Company’s Committee for Internal Control and Corporate Governance with regard to the correct application of the accounting standards adopted and their uniformity for the purpose of preparing the consolidated financial statements.

15.	We examined the instructions issued by Telecom Italia to its subsidiaries pursuant to Article 114.2 of Legislative Decree 58/1998 and deemed that they were adequate for the purpose of fulfilling the Company’s disclosure obligations under that law. It should be noted in this respect that Telecom Italia has introduced formal procedures governing the flow of information to its top management on corporate events and other major transactions undertaken by subsidiaries. For price-sensitive information, the Company has introduced a special procedure for its disclosure to the market (discussed in more detail in Section 17). Among other things, the procedure specifies the information that subsidiaries must send to the parent company to enable it to fulfill its disclosure obligations.

16.	We checked – through direct verification and information obtained from the audit firm, Reconta Ernst & Young – the Company’s compliance with the rules and regulations governing the layout and preparation of the financial statements for Telecom Italia S.p.A., the consolidated financial statements for the Telecom Italia Group and the Report on Operations. In particular, the Group results by business sector and geographical area are presented taking account of Consob Communication No. 98084143 of 27 October 1998. We also took note of the checks and analyses carried out by Reconta Ernst & Young on the Sustainability Report.

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17.	The Company complies – through its Self-Regulatory Code, which was last amended at the time of merger of the “old” Telecom Italia into Olivetti – to the principles and recommendations contained in the Code of Conduct (known as the Preda Code) drawn up at the initiative of Borsa Italiana by the Committee for the Corporate Governance of Listed Companies.

The Company’s Board of Directors has 12 non-executive directors, 5 of whom qualify as independent. The Board has established both a Committee for Internal Control and Corporate governance and a Remuneration Committee from among its members; for the reasons given in the Corporate Governance Section of the Report on Operations, it has not established a Nominating Committee.

In earlier parts of this Report we have referred to most of the corporate governance mechanisms adopted by the Company, which are described more fully in the Section of the Report on Operations devoted to corporate governance. At this point it appears desirable to elaborate a little on the Procedure for the Disclosure of Price-Sensitive Information, which identifies the organizational structures involved in the process, governs the flow of information from subsidiaries to the parent company and lays down rules for the conduct to be followed in the event of rumours or requests for information from those responsible for operating and supervising the markets. The Procedure also specifies the measures to be adopted on the occasion of meetings with financial analysts and the press with the aim of preventing selective disclosure. As required by Borsa Italiana, the Company has also adopted a Code of Conduct for Insider Dealing, which imposes conduct and disclosure obligations that are qualitatively and quantitatively more stringent than those prescribed by the market operating company on the persons specified in the Code with regard to transactions involving listed securities of the Group.

As mentioned earlier, the Company is subject to US securities rules and regulations as successor registrant of the “old” Telecom Italia with the Securities and Exchange Commission (SEC). We inform you that Telecom Italia has to comply with transparency and disclosure requirements over and above those in force in Italy following the issue by the SEC of the rules implementing the Sarbanes-Oxley Act of 2002. In addition to making the Board of Auditors the Company’s Audit Committee within the meaning of the applicable US legislation, as explained in the Introduction to this Report, Telecom Italia has also established a Disclosure Committee consisting of the heads of the competent Central Functions and the person responsible for internal control to assist the Board of Directors and top management in matters concerning corporate communications and price-sensitive information. The Committee verifies the adequacy and efficiency of the procedures and controls put in place by the Company for the collection, analysis and handling of information to be disclosed to the market. It also monitors the application and assesses the need for updating of the Procedure for the Disclosure of Price-Sensitive Information and supervises the layout and updating of the Company’s website.

To conclude, we inform you that we were constantly involved in the analysis and implementation of Telecom Italia’s system of corporate governance, on which we pass a positive judgement.

18.	The oversight, monitoring and control activities we carried out as described above did not bring to light any significant facts or circumstances that needed to be mentioned in this Report or reported to the Company’s control bodies or the supervisory authorities.

Nor did we find any objections in the reports issued, pursuant to Articles 153 and 156 of Legislative Decree 58/1998, by the boards of auditors and audit firms of the subsidiaries listed on the markets organized and managed by Borsa Italiana S.p.A. (Tim and Telecom Italia Media) or of the Business Units set up as separate companies (Finsiel and Olivetti Tecnost).

19.	We carefully followed, through investigations and hearings of the heads of the competent structures, developments in the matter regarding the Telecom Italia Group’s acquisition of a 29% interest in Telekom Serbia in 1997, of which we last gave an account, in accordance with Article 153 of Legislative Decree 58/1998, in our Report to the shareholders’ meeting of 24 May 2003.

In that report we informed shareholders of the letter sent in April 2003 by the Chairman of the Parliamentary committee of inquiry into the Telekom Serbia affair to the Chairman of the Board of Auditors and the Chairman of the Board of Directors of the “old” Telecom Italia and various judicial authorities. The letter referred to alleged irregularities in the acquisition of the holding and left it up to the recipients to assess the action they should take (report to the courts under Article 2409 of the Civil Code or a derivative action brought against the directors in office at the time of the transaction). Both the Company and the Board of Auditors carried out investigations aimed at gathering additional information. Upon completion of this fact-finding activity, the Board of Directors deemed it advisable to submit the question to a committee of highly-qualified experts of recognized independence, which proceeded on the basis of the documentation available. We took note of the conclusions reached by the committee, which can be summarized as follows: 1) that a report to the courts under Article 2409 of the Civil Code could only be made for directors who were in office; and 2) that the transaction could not be deemed reckless or unreasonable, so that the conditions did not exist for a successful derivative action against the directors in office at the time under Article 2393 of the Civil Code. We do not possess any information that would allow us to arrive at a conclusion different from that of the committee of experts.

2003 ANNUAL REPORT	339

20.	After examining the Company’s financial statements for the year ended 31 December 2003, we have no objections to the resolutions proposed by the Board of Directors regarding the allocation of the net income for the year or the size of the dividend to be paid.

In a report drawn up pursuant to Article 159.1 of Legislative Decree 58/1998, we expressed a favourable opinion on the proposed conferment of the engagement to audit the financial statements for the three years 2004-06.

Lastly, we have no objections to the proposals of the Board of Directors regarding amendments to the bylaws (following the entry into force of Legislative Decrees 6/2003 and 37/2004) and the adoption of new rules of proceeding for the shareholders’ meeting.

Dear Shareholders,

The appointment of the Board of Directors of your Company expires with the meeting called to approve the Annual Report for the year ended 31 December 2003, we therefore invite you to appoint a new Board of Directors.

Milan, 15 April 2004

Chairman of the Board of Auditors

2003 ANNUAL REPORT	340

RESOLUTIONS

ADOPTION OF SHAREHOLDERS’ MEETING REGULATION

Dear Shareholders,

Point 6 of the first paragraph of Article 2364 of the Civil Code, as amended by the reform of the provisions governing private and public companies and cooperative companies (Legislative Decree 6/2003, known as the Vietti Law), includes the approval of the rules of proceeding for shareholders’ meetings among the tasks of the ordinary shareholders’ meeting. This provision is based on the recommendations of the Self-Regulatory Code for Listed Companies (known as the Preda Code), which contemplates the adoption of a set of rules to ensure the orderly and effective conduct of the company’s ordinary and extraordinary shareholders’ meetings.

The bylaws of your Company also provide for shareholders’ meetings to be governed not only by the law and the bylaws but also by a set of rules approved by the ordinary shareholders’ meeting. This bylaw was taken over from those of the “old” Telecom Italia S.p.A., which as early as October 2000 had adopted such rules of proceeding, which lapsed following the company’s merger into Olivetti. Telecom Italia’s own self-regulatory code contemplates, moreover, the adoption of this instrument of corporate governance as an expression of the self-regulatory power of the ordinary shareholders’ meeting.

The text submitted for your approval is mainly based on the solutions of the earlier Rules of proceeding, which had been found to be an effective support for conducting shareholders’ meetings. The Rules have been updated and simplified in some sections and supplemented by others on voting by mail, so as to ensure the document provides the fullest possible organizational and procedural guidance for an essential moment in shareholders’ participation in the life of the Company.

In the light of the above, the Board of Directors invites you to approve the following

Proposal

The Ordinary Shareholders’ Meeting of Telecom Italia S.p.A.,

•	having regard to point 6 of the first paragraph of Article 2364 of the Civil Code;

•	having regard to Article 19.3 of the Company’s bylaws;

•	having examined the report of the Board of Directors;

resolves

to approve and adopt the shareholders’ meetings regulations comprising the 15 articles set out below.

TELECOM ITALIA S.P.A. MEETING REGULATIONS

Article 1

•	These Rules shall apply to the Company’s ordinary and extraordinary shareholders’ meetings.

Article 2

•	To ensure the regular conduct of shareholders’ meetings, for matters not expressly governed by these Rules, the Chairman of the meeting (hereinafter the “Chairman”) shall adopt the measures and solutions deemed most appropriate, in compliance with the law and the bylaws.

Article 3

•	Meetings may be attended, with the right to take part in the discussion and to vote, by persons entitled to do so pursuant to the applicable provisions (hereinafter the “Participants”).

•	Unless stated otherwise in the notice convening the meeting, personal identification and verification of the right to attend the meeting shall begin at the place where it is to be held at least one hour before the time fixed for it to start. When the Participants have been identified and their right to attend verified, under the supervision of the Chairman, the auxiliary staff provided by the Company shall issue badges serving for the purposes of control and the exercise of the right to vote.

•	The Participants shall be enabled to follow the debate, intervene therein and exercise their right to vote in the ways specified on each occasion by the Chairman.

•	Participants who, after being admitted to the meeting, intend for any reason to leave the premises where it is being held must inform the auxiliary staff.

2003 ANNUAL REPORT	341

Article 4

•	Directors, managers and employees of the Company and of Group companies may attend meetings, as may other persons whose presence is deemed useful in relation to the matters to be discussed.

•	With the agreement of the Chairman, the proceedings may be followed by professionals, consultants, experts, financial analysts and suitably qualified journalists, accredited for a single meeting.

•	Persons accredited to follow the proceedings must report for identification by the Company’s appointees at the entrance of the premises where the meeting is to be held and collect a special badge to be exhibited upon request.

Article 5

•	In accordance with the law and the Bylaws, it is up to the Chairman to direct the meeting and ensure the best conditions for its orderly and effective conduct.

•	The Chairman may authorize the use of recording and transmission equipment.

Article 6

•	The Chairman shall be assisted in the conduct of the meeting and the preparation of the minutes by a Secretary, where a Notary public is notpresent. The Secretary or the Notary public may in turn arrange to be assisted by persons of their trust.

•	The Chairman, for the purposes of conducting the voting procedures (including the verification of the validity of mail votes), shall be assisted by scrutineers; he may use auxiliary staff to provide the necessary technical support and to maintain order.

Article 7

•	When the quorum is not reached, after a congruous length of time the Participants shall be informed of the fact and the discussion of the matters on the agenda shall be understood as deferred to the subsequent call, if any.

•	During a meeting the Chairman may, if he deems it desirable and the majority of the capital represented at the meeting does not object, suspend the proceedings for up to three hours.

Article 8

•	The Chairman shall establish the order in which the items on the agenda are to be discussed, which may differ from that indicated in the notice convening the meeting.

•	He may provide for several items to be discussed together or for the discussion to proceed item by item.

•	The Chairman and, at his invitation, persons attending the meeting pursuant to the first paragraph of Article 4, shall explain the items on the agenda.

Article 9

•	It is up to the Chairman to direct and regulate the discussion, ensure its correctness and prevent the regular course of the meeting from being disturbed.

•	The Chairman, taking account of the subject matter and importance of the individual items on the agenda, may establish at the start of the meeting the time - not less than 15 minutes - available to each speaker.

•	The Chairman shall call on Participants to comply with the time limits established in advance for interventions and to keep to the matters specified in the agenda. In the event of an overrun and/or an abuse, the Chairman shall interrupt the speaker.

Article 10

•	Persons who intend to speak must apply to the Chairman or the Secretary, indicating the subject they will address. Such requests may be submitted until the Chairman closes the discussion on the subject to which they refer.

•	Participants may ask to take the floor a second time during the same discussion, for not more than five minutes, exclusively in response to other interventions or to declare how they intend to vote.

Article 11

•	The Board of Directors and the Participants may put forward, giving reasons, proposals for alternative or amended resolutions with respect to those originally put forward by the Board of Directors.

•	The Chairman shall evaluate the compatibility of such proposals in relation to the agenda of the meeting and to the applicable provisions. In any case Participants proposals for matters on which, in compliance with the law, the Meeting resolves on Directors proposals or on the basis of a plan or report prepared by them, are not accepted.

2003 ANNUAL REPORT	342

Article 12

•	The members of the Board of Directors and the Board of Auditors may intervene in the discussion; at the invitation of the Chairman, persons attending the meeting pursuant to the first paragraph of Article 4 may also take the floor, inter alia to respond to requests for clarification.

Article 13

•	The Chairman shall take appropriate measures to ensure the orderly conduct of polls and provide for the poll on an item to be held immediately after the close of the discussion thereof or at the end of the discussion of all the items on the agenda.

•	The Chairman shall establish how each poll is to be conducted and the procedures for identifying and counting the votes cast and shall be responsible for ascertaining the results.

Article 14

•	Votes may only be cast by mail using the vote by mail ballot issued by the Company, which must reach the address indicated in the notice convening the meeting not later than 48 hours before the date set for the meeting in question.

•	Proxies may not cast votes by mail.

•	The vote by mail ballot must be filled in according to the instructions given on the accompanying form and bear the voter’s signature. Where the right to vote is jointly held, all the joint holders are required to sign.

•	The vote by mail ballot must be accompanied by suitable documents authenticating the entitlement of the person(s) signing it. The suitability of such documents shall be evaluated by the Chairman.

•	Interpreting the votes indicated on the voting by mail ballot shall be up to the Chairman. Ballots shall not be counted in the poll where the Chairman deems the voting intentions they express to be ambiguous.

Article 15

•	Upon completion of the polling and the necessary counting of the votes with the help of the scrutineers and the Secretary, the results of the poll shall be announced.

PROPOSAL TO THE SHAREHOLDERS’ MEETING

Dear Shareholders,

Last year, both companies which merged and became the “new” Telecom Italia closed their financial statements with a loss and the distribution of dividends by the merged company (the “old” Telecom Italia) was made by utilizing the equity reserves.

The draft financial statements submitted for your approval now show a net income of euro 2,646 million, an amount that is sufficient to replenish, up to its original amount, the reserve for inflation adjustments, pursuant to Law No. 413 of December 30, 1991, utilized by the merging company (that is to say, Olivetti) to cover the 2002 loss, and still abide by the promise to continue the “old” Telecom Italia dividend policy. In communicating the integration in Olivetti it was also announced that, on the basis of the plans and targets previously presented to the market and which were confirmed, the results of the company deriving from the merger (the “new” Telecom Italia), would have made it possible to pay the single shareholder, considering the shares received in the exchange (based on the ratio of 3.300871 “new” Telecom Italia shares for every “old” Telecom Italia share), an amount at least in line with that previously received.

The amount of the net income reported and favorable operating performance have persuaded the Board of Directors to not only respect the commitment made to the market but even propose a higher amount to be paid to the shareholders as dividends, in particular, proposing the distribution of an amount per ordinary shares equal to euro 0.1041 and an amount per savings share equal to euro 0.1151.

The total amount of the dividends paid out will vary in relation to the number of shares that are entitled to dividends on the date that they will be paid, net of the treasury shares in the portfolio of the Company and taking into account the number of shares which could be subscribed to for capital increases under art. 5 of the by-laws, and effectively issued by that date.

The motion for the appropriation of net income for the year also envisages an amount of euro 23,687,398.97 to be set aside in a specific reserve for the investment programs presented by the Company in the years 1998 and 2001, against which requests were made for funding benefits under Law No. 488 dated December 19, 1992 and Ministerial Decree No. 320 dated July 31, 2000. To this end, it should be mentioned that setting aside a portion of the Company’s equity is functional to obtaining a suitable ranking in the list prepared by the Ministry of Production Activities for the granting of this same funding.

2003 ANNUAL REPORT	343

The Shareholders’ Meeting, lastly, in approving the draft financial statements for the year, is asked to take note of the partial reclassification of the merger surplus that arose on the Olivetti/Telecom Italia merger, in part to replenish the reserves in the company resulting from the merger in accordance with the restrictions that were already in place in the “old” Telecom “Italia and TILAB S.p.A. (which was in turn merged by the “old” Telecom Italia) and in part to integrate the legal reserve so that the reserve exceeds the amount required by law.

In view of the above, the Board of Directors submits the following for your approval

Resolution

The Shareholders’ Meeting of Telecom Italia S.p.A.,

•	having examined the statutory financial statements of the Company for the year ended December 31, 2003;

•	having seen the Director’s Report on Operations;

•	having taken note of the Report of the Board of Statutory Auditors and the Auditors’ Report by the audit firm of Reconta Ernst & Young;

•	having taken note that, in absorbing the loss for the year ended December 31, 2002, the Shareholders’ Meeting of Olivetti S.p.A. on May 26, 2003 voted to fully utilize – among other things – the reserve for inflation adjustments pursuant to Law No. 413 dated December 30, 1991 for euro 1,128,826.78;

•	considering that the total number of shares with regular rights ex dividend will be equal to a maximum of 11,731,580,738 ordinary shares and 5,795,921,069 savings shares, net of 1,272,014 ordinary treasury shares in the portfolio of the Company and taking into account the number of shares which could be subscribed to by that date for capital increases under art. 5 of the by-laws;

•	taking into account the requests for funding benefits presented by the Company in the years 1998 and 2001 under Law No. 488 dated December 19, 1992 and Ministerial Decree No. 320 dated July 31, 2000, which call for setting aside an amount of the Company’s equity equal to euro 23,687,398.97 euro for investment programs totaling euro 29,842,945.46;

resolved

1.	to approve the report on operations of the Board of Directors, the balance sheet, the statement of income and the notes to the statutory financial statements of Telecom Italia S.p.A. for the year ended December 31, 2003, which show a net income of euro 2,645,902,665.00, as well as the partial reclassification of the merger surplus generated by the merger in Olivetti S.p.A. (now Telecom Italia S.p.A.) of its subsidiary Telecom Italia S.p.A., by allocation

•	of the amount of euro 1,834,666,727.26 (which came from the upward adjustments made at one time by the merged company Telecom Italia S.p.A. pursuant to Law No. 72 dated March 19, 1983 and Law No. 413 dated December 30, 1991 and the adjustment according to art. 14 of Law No. 342 dated November 21, 2000) to the legal reserve;

•	of the total amount of euro 491,756,411.89 (which came from the tax deferred reserves recorded in the financial statements of the merged company Telecom Italia S.p.A. and the tax-deferred reserves present in the financial statements of TILAB S.p.A.) to the “Reserve for capital grants” (euro 485,820,893.70), “Reserve D.P.R. No. 917/86 ex art. 74” (euro 5,749,710.12) and “Reserve, L.D. No. 124/93, ex art. 13” (euro 185,808.07);

•	of the amount of euro 118,677,663.76 (which at one time was restricted pursuant to Law No. 488 dated December 19, 1992 by the merged company Telecom Italia S.p.A. in the reserve for accelerated depreciation, in order to obtain funding for the same amount) to the “Reserve Law No. 488/92”;

2.	with regard to the net income for the year,

a.	to appropriate net income of euro 1,128,826.78 to replenish the reserve for inflation adjustments pursuant to Law No. 413 dated December 30, 1991, mentioned in the introductory remarks;

b.	to appropriate net income for a maximum amount of euro 1,888,368,069.87 for distribution, paying total dividends to the shareholders calculated on the basis of the following amounts, which will be applied to the number of ordinary and savings shares which they own (excluding treasury shares in the portfolio of the Company):

•	euro 0,1041 per each ordinary share,

•	euro 0,1151 per each savings share,

2003 ANNUAL REPORT	344

gross of withholdings by law. As a result of the tax reform which came into effect on January 1, 2004, dividends distributed are not entitled to tax credits, except if they are received by corporations or commercial entities in the year that does not coincide with the calendar year in progress at December 31, 2003. In such case, the dividends are entitled to an ordinary tax credit with the right of reimbursement of 51.51% of the dividends. It is understood that the net income which is not paid out as dividends will be allocated to retained earnings;

c.	to appropriate net income of euro 23,687,398.97 to the “Reserve Law No. 488/92” for the entire duration of the programs receiving funding benefits. Of this amount, euro 22,310,938.04 is for the project under Law 488/92 Industry No. 8164/12 Calabria Region (ex 38044-11) and euro 1,376,460.93 for the project No. 214 of the Territorial Pact of the Province of Ascoli Piceno;

d.	to appropriate the remaining net income of euro 732,718,369.38 to retained earnings);

3.	to authorize the Board of Directors – and on its behalf its Chairman and its Managing Director Carlo Buora – to ascertain, in due course, on the basis of the exact definitive number of shares receiving dividends, the amount of the dividends paid out and the net income to appropriate to retained earnings

4.	to pay the above dividends starting from May 27, 2004, ex dividend on May 24, 2004.

APPOINTMENT OF THE BOARD OF DIRECTORS - RELATED RESOLUTIONS

Dear Shareholders,

Last year, in connection with the integration of the “old” Telecom Italia into Olivetti, the latter’s Board of Directors recognized that the business deriving from the merger would be inherently different from that of the holding company and deemed it desirable for the company resulting from the merger to be run by the people who were running Telecom Italia. Accordingly, considering that they had completed their mandate, the directors of Olivetti resigned as of the date the merger became effective and invited the Shareholders’ Meeting of 26 May 2003 to appoint, as of the same date, a new Board based on that of the merged company for the duration of one fiscal year or, in other words, until the approval of the annual report for 2003.

You are therefore now called upon to renew the Board of Directors of the new Telecom Italia by determining the number of members, duration and remuneration thereof and electing the directors by means of a slate system as provided for in Article 9 of the bylaws.

Shareholders presenting a slate must represent at least 1% of the share capital with the right to vote in ordinary shareholders’ meetings. Each eligible person may vote for only one slate. Four fifths of the directors, rounded down to the nearest whole number in the event of a fraction, will be drawn from the slate that obtains the majority of votes. The remaining directors will be drawn from the so-called minority slates.

In the light of the above, the Board of Directors,

•	having regard to the Bylaws governing the composition of the Board of Directors and the procedures for its appointment;

•	having regard to the provisions of the Civil Code concerning the duration of the appointment of Directors and their remuneration;

•	considering it appropriate to refrain from putting forward proposals and presenting a slate of its own;

invites the Shareholders’ Meeting

•	to establish the number of members of the Board of Directors, the duration of their appointment and their remuneration;

•	to choose one of the slates of candidates for the position of director of the Company from among those presented and announced in the manner and within the time limits referred to in Article 9 of the bylaws.

2003 ANNUAL REPORT	345

REDETERMINATION OF THE BOARD OF AUDITORS COMPENSATION

Dear Shareholders,

The Olivetti Shareholders’ Meeting of 26 May 2003, besides approving the merger of the “old” Telecom Italia and the adoption of the latter’s name by the company resulting from the merger, appointed the Board of Auditors for the three years 2003-05 and fixed its annual compensation at EUR 116,000 for each auditor and EUR 155,000 for the chairman.

It is the opinion of the Board of Directors that these amounts are not adequate, considering the activities and responsibilities of the Board of Auditors of the “new” Telecom Italia. As the report on corporate governance for 2003 clearly showed, the Board of Auditors finds itself today at the crossroads of a series of rules (not only domestic but also foreign, since the Company is subject to US securities laws), internal procedures and organizational solutions that in emphasizing its central role as a control body have gradually made it the locus of tasks of fundamental importance in the life of the Company, such as that of Audit Committee pursuant to US law. These tasks place significant demands on the time and energy of those who accept the office and the duties it involves.

It is therefore in the interest of the Company and its shareholders to grant the members of the Board of Auditors congruous compensation, commensurate with the demands placed upon them and the importance of the service performed.

In the light of the above, the Board of Directors,

•	having regard to the resolution approved by the Olivetti Shareholders’ Meeting of 26 May 2003 concerning the compensation of the Board of Auditors;

•	deeming the compensation granted on that occasion by now inadequate, but considering it appropriate to refrain from formulating a proposal on the matter;

invites the Shareholders’ Meeting

to revise the compensation of the members of the Board of Auditors.

APPOINTMENT OF THE INDEPENDENT AUDITORS FIRM FOR THE THREE YEARS 2004-2006

Dear Shareholders,

The audit engagement conferred on Reconta Ernst & Young S.p.A. by the Olivetti Shareholders’ Meeting of 4 July 2000 expires with its report on the annual accounts for the fiscal year ended 31 December 2003. In today’s meeting you are therefore called upon to approve a resolution appointing independent auditors for the three years 2004-2006.

Considering the high professional standard demonstrated by Reconta Ernst & Young, the extensive knowledge of the Group it gained during the engagement just ended and the undoubted advantages of preserving the continuity of the relationship between the external auditors and the subject audited (which are especially evident in view of the complexity of Telecom Italia and the Group it heads), the Board of Directors deemed it opportune to ask the outgoing auditors to present offers for the renewal of the engagement to audit the Company and consolidated accounts and of the engagement to review the company and consolidated half-yearly report.

Before formulating the present proposal, the Board of Directors, in accordance with the principles of the “Group Procedure for the Appointment of Auditing Firms” adopted in October 2003, obtained the favourable opinion of the Board of Auditors, as an additional safeguard of the independence of external auditors. It should be recalled that the evaluation of the bids submitted by auditing firms to obtain the audit engagement is also governed by the Company’s Self-Regulatory, which, in particular, entrusts the examination thereof to the Committee for Internal Control and Corporate Governance. This solution serves to ensure the strongest guarantees in the choice of the auditors, in the light of the fundamental role they play in assuring the market of the reliability of the economic and financial information disclosed by the Company. Like the Board of Auditors, the Committee for Internal Control and Corporate Governance expressed a favourable opinion on the reappointment of Reconta Ernst & Young.

2003 ANNUAL REPORT	346

The costs and commitments of the offer received for the provision of professional services are summarized below:

Document	Scope of audit	Duration of engagement	Hours per year	Consideration (in euro)
Company annual accounts	Complete audit	2004/2006	11,800	1,010,000
Consolidated accounts	Complete audit	2004/2006	1,500	140,000
Company and consolidated half-yearly report	Limited review	2004/2006	1,900	160,000

The time and remuneration for the auditing of the annual accounts include those for verifying during the year, pursuant to Article 155.1a) of Legislative Decree 58/1998, that the Company’s books are kept properly and its transactions entered correctly in the accounting records.

The amounts indicated do not include expenses (which will be added to the cost in the manner described in the offer) or VAT. The supervisory fee that the auditing firm is required to pay to Consob will not be charged to the Company.

The offer of professional services – drawn up in compliance with the law in force and the applicable rules established by Consob – provides for the fees to be adjusted annually (first on 1 July 2005 and then on 1 July 2006) on the basis of the total variation in the Istat cost-of-living index with respect to the previous year (taking June 2004 as the starting point). Pursuant to Consob Communication 96003556 of 18 April 1996 and in conformity with the criteria indicated therein, the fees may also be adjusted at the conclusion of the engagement if in the meantime exceptional or unforeseeable circumstances arise that increase or decrease the planned commitments in terms of resources and time.

In the light of the above, the Board of Directors submits to your approval the following

Proposal

The Ordinary Shareholders’ Meeting of Telecom Italia S.p.A.,

•	after examining the report of the Board of Directors,

•	having regard to the favourable opinion of the Board of Auditors on the appointment of Reconta Ernst & Young S.p.A. as external auditors for the three years 2004-2006,

resolves

1.	pursuant to Article 159 of Legislative Decree 58/1998, to engage Reconta Ernst & Young S.p.A. (entered in the Special Register of Auditing Firms) to audit the annual accounts of Telecom Italia S.p.A. and the consolidated accounts of the Telecom Italia Group for the three years 2004-2006 and to fix the consideration payable to such auditing firm for each of the three fiscal years at EUR 1,010,000 for the annual accounts of Telecom Italia S.p.A. and EUR 140,000 for the consolidated accounts of the Telecom Italia Group;

2.	pursuant to Consob Communication 97001574 of 20 February 1997, to appoint Reconta Ernst & Young S.p.A. for the limited review of Telecom Italia S.p.A.’s company and consolidated half-yearly reports for the three years 2004-2006 and to fix the consideration payable to such auditing firm for each of the above-mentioned fiscal years at EUR 160,000;

3.	to adjust annually such fees (first on 1 July 2005 and then on 1 July 2006) on the basis of the total variation in the Istat cost-of-living index with respect to the previous year (taking June 2004 as the starting point);

4.	that the fees, as above calculated, may also be adjusted at the conclusion of the engagement if in the meantime exceptional or unforeseeable circumstances arise that increase or decrease the planned commitments in terms of resources and time.

2003 ANNUAL REPORT	347

OPINION OF THE BOARD OF STATUTORY AUDITORS ON THE ASSIGNMENT OF THE AUDIT OF THE STATUTORY FINANCIAL STATEMENTS AND CONSOLIDATED FINANCIAL STATEMENTS OF TELECOM ITALIA S.P.A. PURSUANT TO ART. 159, PARAGRAPH 1, OF LEGISLATIVE DECREE NO. 58 OF FEBRUARY 24, 1998

To the Shareholders,

The Board of Statutory Auditors of Telecom Italia S.p.A.

WHEREAS

•	with the issue of the audit report on the financial statements as at December 31, 2003 the audit assignment conferred on July 4, 2000 to Reconta, Ernst & Young by the Shareholders’ Meeting of Olivetti S.p.A. (the Incorporating company of the “former” Telecom Italia S.p.A., within the process of the corporate merger finalized on August 4, 2003) will expire;

•	on February 17, 2004, the Telecom Italia S.p.A. Board of Directors resolved to submit to the Shareholders’ Meeting the proposal to assign, pursuant to art. 155 of Legislative Decree n. 58/1998, for the three year period 2004-2006, to Reconta Ernst & Young the mandate for:

•	the audit of the statutory financial statements and the consolidated financial statements of the Telecom Italia Group and the limited audit of the six-month report on the interim financial statements and the interim consolidated financial statements of Telecom Italia S.p.A.;

•	checks, during the year, on the regular corporate bookkeeping and on the accurate representation of operations in accounting entries;

•	for the purpose thereof an Ordinary Shareholders’ Meeting of Telecom Italia S.p.A. has been called to adopt the related resolution pursuant to art. 159 of Legislative Decree n. 58/1998

•	the Board of Statutory Auditors must express its opinion thereon pursuant to art. 159, paragraph 1 of Legislative Decree n. 58/1998;

HAVING SEEN

Art. 159, paragraph 1, of Legislative Decree n. 58/1998 and articles 80 and 146 of Consob Resolution no. 11971 of May 14, 1999 and subsequent integrations and amendments (“Regolamento Emittenti”)

HAVING EXAMINED

the proposal presented by the Auditors Reconta Ernst & Young S.p.A. on February 11, 2004;

HAVING CONSIDERED

•	that the proposal contains the audit plan of the statutory financial statements and consolidated financial statements of the Company for the years 2004, 2005 and 2006 for purposes of expressing an opinion pursuant to art. 156 of Legislative Decree no. 58/1998 and that such plan is adequate and complete;

•	that such proposal contains a description of the procedures used to perform the checks pursuant to art. 155, paragraph 1, letters a) and b) of Legislative Decree no. 58/1998 and that such procedures are adequate;

•	that the audit firm in question has the requisites of independence prescribed by law and that, at present, no situations of incompatibility exist;

•	that the audit firm in question has an organization and technical qualifications sufficient for the size and complexity of the work to be carried out;

•	that the fees requested appear to be congruous;

•	that the Internal Audit and Corporate Governance Committee, in accordance with the Self-Regulatory Code adopted by Telecom Italia S.p.A., has evaluated the proposal made by the audit firm and has expressed its favorable opinion on the appointment of Reconta Ernst & Young,

EXPRESSES

•	a favorable opinion, pursuant to art. 159, paragraph 1 of Legislative Decree no. 58/1998 for the appointment of Reconta Ernst & Young as auditors of the statutory financial statements and the consolidated financial statements for the three year period 2004-2006 and for the checks of the regular corporate bookkeeping, in conformity with the proposal made by the Auditors on February 11, 2004;

•	a favorable opinion, pursuant to Consob Communication no. 97001574 of February 20, 1997, for the appointment of Reconta Ernst & Young as auditors of the limited audit of the six-month report on the interim statutory financial statements and the interim consolidated financial statements of Telecom Italia S.p.A. for the three-year period 2004-2006, in conformity with the proposal made by the same.

Milan April 15, 2004	The Board of Statutory Auditors

2003 ANNUAL REPORT	348

AMENDMENT OF ARTICLES 2 (REGISTERED OFFICE), 4 (DURATION - WITHDRAWAL), 5 (SHARE CAPITAL - GRANTING POWERS PURSUANT TO ARTICLES 2420 TER AND 2443 OF THE ITALIAN CIVIL CODE), 6 (SAVINGS SHARES), 7 (CIRCULATION OF SHARES - WIRHDRAWAL), 9 (APPOINTMENT OF THE BOARD OF DIRECTORS), 11 (BOARD OF DIRECTORS MEETINGS), 12 (THE BOARD OF DIRECTORS POWERS), 13 (BOARD OF DIRECTORS ORGANIZATION), 14 (REPRESENTATION OF THE COMPANY), 15 (BOARD OF DIRECTORS COMPENSATION), 16 (BOARD OF AUDITORS), 17 (CALLTO SHAREHOLDERS’ MEETINGS), 18 (ATTENDING THE SHAREHOLDERS’ MEETING AND VOTING), AND 19 (PROCEEDINGS OF THE SHAREHOLDERS’ MEETING) OF THE COMPANY BYLAWS. INTRODUCTION OF A NEW ARTICLE (REGARDING THE REPORTS FROM DELEGATED PERSONS TO THE BOARD OF DIRECTORS AND THE BOARD OF AUDITORS) FOLLOWING ARTICLE 13 OF THE BYLAWS. CANCELLATION OF ARTICLE 20 OF THE BYLAWS. RELATED AND CONSEQUENT RESOLUTIONS

Dear Shareholders,

The reform of the legislation governing private and public companies and cooperative companies (Legislative Decree 6/2003, effective from 1 January 2004) requires the bylaws of companies existing at the date of its entry into force to be compliant by 30 September 2004. What is proposed to you in this meeting is therefore essentially aimed at achieving compliance with the aforesaid obligation through an adaptation of the bylaws of Telecom Italia to the new legislative provisions, taking account of the new opportunities introduced by the reform but with the intention of keeping the pre-existing organizational structure basically unchanged.

The proposed amendments are briefly described below.

Registered office (Article 2)

Article 2 is simplified by eliminating the references to addresses and to the headquarters, in accordance with the new legislation (Article 2328 of the Civil Code) and with the attribution to the Board of Directors, under the proposed amendment to Article 12 of the bylaws, of the authority to open and close secondary offices.

Duration - Withdrawal (Article 4)

Explicit formulation of the principle whereby in the event of the extension of the Company’s duration the shareholders who did not vote in favour of the related resolution will not have the right of withdrawal confirms the relevant provisions previously in force. Basically, by means of a derogation from the new legislation – as provided for in Article 2437, second paragraph, of the Civil Code – the bylaws simply confirm the pre-reform regime by excluding the introduction of additional grounds for withdrawal.

Share Capital - Granting powers pursuant to articles 2420 ter and 2443 of the Italian civil code (Article 5)

As provided for in Article 2441, fourth paragraph, second sentence, of the Civil Code, the proposal introduces the right of the extraordinary shareholders’ meeting, in approving a cash capital increase, to exclude the right of pre-emption in respect of up to 10% of the pre-existing capital, while establishing the subscription price as equal to the security’s market value. Subject to this condition, compliance with which must be confirmed by the external auditors, the right of pre-emption may be excluded in the future without applying the procedural requirements of Article 2441, paragraph 5, of the Civil Code, i.e. with the standard majorities of extraordinary shareholders’ meetings (at least two thirds of the capital represented at the meeting) rather than with the favourable vote of the absolute majority of the voting capital. The new statutory provision brings Italian law into line with that on public companies in the most advanced markets, thus making it easier to raise equity capital.

The proposal also replaces the existing authorization empowering the Board of Directors to increase the share capital exclusively for the exercise of stock options with a broader authorization in terms of quantity (up to a maximum amount of EUR 880,000,000) and purposes. This faculty has to be considered as an opportunity to be used only if: the timing and the measure of the capital increase, in relation to the market conditions and the company’s requirements, each time it may be considered useful. Moreover it is specified that – at this stage – the use of such authorization is not part of the Company’s programs.

Furthermore, it adds an authorization to issue convertible bonds (up to a maximum amount of Euro 880,000,000), in the same spirit of making instruments available to the Company to maximize its operational flexibility in accessing the financial market, which Legislator also introduced in assigning responsibility for the issue of bonds to the Board of Directors. In the light of this provision of Legislative Decree 6/2003, the authorization to issue non-convertible bonds under the next-to-last paragraph of Article 5 appears obsolete and is therefore to be eliminated. In addition, the text of Article 5 would be amended by introducing a series of clarifications designed to enhance its overall readability.

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Savings shares (Article 6)

The proposed amendment is formal in nature, reformulating the reference to the mandatory allocation of 5% of the net profit for the year to the legal reserve until this reaches an amount equal to one fifth of the total share capital.

Circulation of shares - Withdrawal (Article 7)

The exclusion of the right of withdrawal for shareholders who did not vote in favour of the resolution changing the rules for the circulation of shares is motivated by the same rationale as that underlying the derogation from the new rules for withdrawal discussed above under Article 4, i.e. to avoid increasing the grounds for withdrawal.

In this case the choice is also specifically motivated by the presence in the bylaws of a provision (approval by the Minister for the Economy and Finance of the acquisition of holdings representing at least 3% of the voting capital: see the observations below on the proposed amendments to Article 12) largely regarded as a clause restricting the circulation of shares. In this respect, we draw your attention to the fact that any possible amendment or elimination of the clause in question is not within the discretion of the shareholders, since it depends on a governmental measure and is subject to the power of veto of the Minister for the Economy and Finance. On the other hand, the introduction of that power entailed granting dissenting shareholders the right of withdrawal (Article 2.2 of Decree Law 332/1994, ratified by Law 474/1994).

Board of Directors (Articles 9, 11, 12, 13, 14 and 15)

The procedure for presenting slates of candidates for membership of the Board of Directors, with particular reference to proof of ownership of the required amount of shares (1% of the voting capital), is coordinated with the time limits of the new rules governing the right to participate in the vote pursuant to Article 2370 of the Civil Code and Article 18 of the Bylaws, referred to below. In particular, the time limit for giving proof of ownership of the shares is reduced from five to two days (Article 9, sixth paragraph). The same change is made to the part of Article 16 concerning the procedures for electing the Board of Auditors.

As required by the law, an amendment is then proposed to make explicit what the Board’s self-regulation (Self-Regulatory Code) already envisages regarding the procedure for convening Board meetings (Article 11, first paragraph). The proposal therefore reaffirms that it is the duty of the Chairman to ensure that suitable documentation describing the items on the agenda of the individual meeting is transmitted in advance.

Article 11 also expands the power of the Directors to request the convening of meetings, attributing it to a number of Directors corresponding to one fifth (rather than one third) of the total, i.e. equal to the number of members to be drawn from the so-called minority slates. The aim is to make the provision consistent with the system now in force for appointing the Board of Directors by attributing an adequate role to minority shareholders in this respect too.

The rules for holding distance meetings using telecommunication techniques (new final paragraph of Article 11) are also simplified, to take account of the opportunities that new technologies make possible and specify more exactly the conditions for legitimate use of such techniques, whose usefulness increases the more frequently meetings are held. The amendment is replicated in the clause of the bylaws concerning the meetings of the Board of Auditors (Article 16, fifth paragraph).

In accordance with the approach adopted in the legislation (Article 2365 of the Civil Code), which permits the Board of Directors to be entrusted with significant decision-making autonomy regarding organizational choices, it is proposed that the Board also be entrusted with decisions regarding the merger of subsidiaries in which the equity interest held is more than 90%, reduction of the capital in case of withdrawal, adaptation of the bylaws to legislative provisions, transfer of the registered office within Italy and the opening/closing of secondary offices (new second paragraph of Article 12). Among other things, the possibility of adapting the bylaws to changes in the legislative framework will make it possible, in due course, to adapt Article 22 of the bylaws promptly to the new solutions regarding the special powers of the Minister for the Economy and Finance, provided for by the Finance Law for 2004 (in particular: replacement of the mechanism of approval by that of opposition to the acquisition of holdings exceeding a given percentage of the voting capital), for which the necessary implementing decrees are still pending.

The provisions governing reporting by persons with delegated powers are placed in a separate article (following Article 13), integrating the rules established by Article 150 of Legislative Decree 58/1998 with those of Article 2381 of the Civil Code. What is new is essentially the extension to the Board of Directors, as a collegial body, of the reports already to be made to the Board of Auditors; however, as in the case of the procedure for convening meetings, for Telecom Italia this simply formalizes in the bylaws the arrangements already put in place some time ago in self-regulatory form.

In the same way, it is proposed that the Board’s right to establish its own internal committees charged with advisory functions and the formulation of proposals be raised to the status of bylaw (new second paragraph of Article 13).

The proposed amendments of Articles 14 and 15 are terminological.

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Board of Auditors (Article 16)

Reference should be made to the remarks above on the amendments to the bylaws regarding the Board of Auditors.

Shareholders’ meeting (Articles 17, 18, 19 and 20)

Like the part regarding the Board of Directors, the section of the Bylaws on the Shareholders’ meeting contains numerous changes. In the first place, the time limit for the annual convening of the ordinary shareholders’ meeting is brought into line with the new Article 2364 of the Civil Code by introducing the obligation to give the reason for exceeding the general time limit of 120 days for calling the meeting to examine the annual accounts (Article 17). In addition, in view of the amendment of Article 126 of Legislative Decree 58/1998, explicit provision is made fort the possibility of a third call of the extraordinary shareholders’ meeting.

As regards entitlement to attend the shareholders’ meeting, a new paragraph has been added at the start of Article 18 with a view to reconciling the Company’s organizational need to know the identity of the participants of the meeting in advance, and its need to ensure the validity of the meetings’ resolutions by preventing the participation of persons not so entitled, with the investors’ interest in having the shares they own at their disposal: in order to participate the intermediary notice is required, in accordance with the procedure contemplated by the provisions in force, with a minimum advance time (two days before each meeting), without hindering following disposals of the shares. The day the meeting takes places, as provided by law, the participants must hold suitable certification

Turning to the powers of the Chairman in conducting the meeting, the proposed amendments specify in detail powers implicit in the current bylaw, which already entrusts him with the task of establishing the rules for the conduct of meetings and the manner in which votes are to be recorded.

Finally, the contents of Article 20 are reorganized, with part of them shifted to Article 18 (vote by mail) and part to Article 19 (polls).

Pursuant to Consob Regulation 11971/1998 as amended, the side-by-side comparison of the bylaws whose amendment is proposed is included in the text of the proposed resolution below.

In the light of the above, the Board of Directors invites you to approve the following

Proposal

The Extraordinary Shareholders’ Meeting of Telecom Italia S.p.A.

resolves

1.	to amend Articles 2, 4, 5, 6, 7, 9, 10, 11, 12, 13, 14, 15, 16, 17 and 19 of the current Bylaws as follows, with simultaneous annulment of the existing authorizations to increase the share capital and issue bonds and authorization ex novo to the Directors to issue shares and convertible bonds, respectively under art. 2443 and 2420 ter of the Civil Code:

Text currently in force	Proposed text

Article 2	Article 2

The registered office of the Company shall be at 2 Piazza degli Affari, Milan, and the headquarters at 41 Corso d’Italia, Rome.	The registered office of the Company shall be in Milan.

Article 4	Article 4

The duration of the Company shall be until 31 December 2100.	The duration of the Company shall be until 31 December 2100. The extension of the time limit shall not result in shareholders who do not vote in favour of the resolution in question having the right of withdrawal.

Article 5	Article 5

The share capital shall be EUR 8,853,990,644.95, divided into 10,302,243,740 ordinary shares with a par value of EUR 0.55 each and 5.795.921.069 savings shares with a par value of EUR 0.55 each.	The subscribed and fully paid-up share capital shall be equal to EUR 8,853,990,644.95, divided into 10,302,243,740 ordinary shares with a par value of EUR 0.55 each and 5.795.921.069 savings shares with a par value of EUR 0.55 each.

In resolutions to increase the share capital by issuing shares for cash, the right of pre-emption may be excluded for up to

2003 ANNUAL REPORT	351

a maximum of ten per cent of the previously existing capital, provided the issue price corresponds to the market value of the shares and this is confirmed in a report prepared by the firm appointed to audit the accounts.

The Extraordinary Shareholders’ Meeting of 4 October 2000 approved the increase, in one or more steps, of the share capital by up to a maximum amount now remaining, partly as a consequence of the resolution adopted by the Extraordinary Shareholders’ Meeting of 26 May 2003 of EUR 39,898,601.60, which is reserved exclusively for the exercise of the Warrant Tecnost 1999-2004 (now Warrant Azioni Ordinarie Telecom Italia ex Olivetti 1999-2004) warrants, by means of the issue of up to a maximum of 72,542,912 ordinary shares with a par value of EUR 0.55 each.	Unchanged

The Shareholders’ Meeting of 26 May, reiterating, updating and, where necessary, renewing earlier resolutions of the Shareholders’ Meeting and the Board of Directors resolved to increase the share capital by the following divisible amounts:	The Shareholders’ Meeting of 26 May, reiterating, updating and, where necessary, renewing earlier resolutions of the Shareholders’ Meeting and the Board of Directors resolved to increase the share capital by the following divisible amounts:

1.      up to a maximum of EUR 344,941.30 (at 31 December, EUR 207,482.55), by means of the issue of up to a maximum of 627,166 (377,241 at 31 December 2003) shares with a par value of EUR 0.55 each for the exercise of the “Piano triennale Stock Option 2002-2004” stock options, increase to be implemented by 15 December 2004;

1.      up to a maximum of EUR 344,941.30 (at 31 December, EUR 207,482.55), by means of the issue of up to a maximum of 627,166 (377,241 at 31 December 2003) ordinary shares with a par value of EUR 0.55 each for the exercise of the “Piano triennale Stock Option 2002-2004” stock options, increase to be implemented by 15 December 2004;

2.      up to a maximum of EUR 7,521,270.90 (at 31 December 2003, EUR 1,572,966.45), by means of the issue of up to a maximum of 13,675,038 (at 31 December 2003, 2,859,939) shares with a par value of EUR 0.55 each for the exercise of the “Piano triennale Stock Option febbraio 2002-dicembre 2004” stock options, increase to be implemented by 31 December 2004;

2.      up to a maximum of EUR 7,521,270.90 (at 31 December 2003, EUR 1,572,966.45), by means of the issue of up to a maximum of 13,675,038 (at 31 December 2003, 2,859,939) ordinary shares with a par value of EUR 0.55 each for the exercise of the “Piano triennale Stock Option febbraio 2002-dicembre 2004” stock options, increase to be implemented by 31 December 2004;

3.      up to a maximum of EUR 624,936,779.50 (at 31 December 2003, EUR 619,870,284.00), by means of the issue of up to a maximum of 1,136,248,690 (at 31 December 2003, 1,127,036,880) shares with a par value of EUR 0.55 each to be reserved irrevocably and exclusively for the conversion of the “Olivetti 1,5% 2001-2010 convertibile con premio al rimborso” (now Prestito “Telecom Italia 1,5% 2001-2010 convertibile con premio al rimborso”) convertible bonds, on the basis of a conversion ratio equal to the assignment ratio established for the shareholders of Olivetti S.p.A. in the context of the merger of Telecom Italia S.p.A. into Olivetti S.p.A.

3.      up to a maximum of EUR 624,936,779.50 (at 31 December 2003, EUR 619,870,284.00), by means of the issue of up to a maximum of 1,136,248,690 (at 31 December 2003, 1,127,036,880) ordinary shares with a par value of EUR 0.55 each to be reserved irrevocably and exclusively for the conversion of the “Olivetti 1,5% 2001-2010 convertibile con premio al rimborso” (now Prestito “Telecom Italia 1,5% 2001-2010 convertibile con premio al rimborso”) convertible bonds, on the basis of 0.471553 ordinary shares for each bond presented for conversion.

The Shareholders’ Meeting of 26 May 2003 also resolved to increase the share capital by up to a maximum of EUR 183,386,986.75 (at 31 December 2003, EUR 156,590,035.25), by means of the issue of up to a maximum of 333,430,885 (at 31 December 2003, 284,709,155) ordinary shares with a par value of EUR 0.55 each, divided into the following divisible tranches:	The Shareholders’ Meeting of 26 May 2003 also resolved to increase the share capital by up to a maximum of EUR 183,386,986.75 (at 31 December 2003, EUR 156,590,035.25), by means of the issue of up to a maximum of 333,430,885 (at 31 December 2003, 284,709,155) ordinary shares with a par value of EUR 0.55 each, divided into the following divisible tranches:

1.      a tranche of up to a maximum of EUR 15,379,830.95 (at 31 December 2003, EUR 9,270,933.10) for the exercise of the “Piano di Stock Option 1999” stock options, increase to be implemented by 31 January 2005 by means of the issue of up to a maximum of 27,963,329 (at 31 December 2003, 16,856,242) shares with a par value of EUR 0.55 each, to be subscribed for at a total price of EUR 6.79 per option held;

1.      a tranche of up to a maximum of EUR 15,379,830.95 (at 31 December 2003, EUR 9,270,933.10) for the exercise of the “Piano di Stock Option 1999” stock options, increase to be implemented by 31 January 2005 by means of the issue of up to a maximum of 27,963,329 (at 31 December 2003, 16,856,242) shares with a par value of EUR 0.55 each, to be subscribed for at a total price of EUR 6.79 per option held (i.e. at EUR 2.057033 for each newly-issued share);

2003 ANNUAL REPORT	352

2.      a tranche of up to a maximum of EUR 37,398,868.65 (at 31 December 2003, EUR 19,425,568.80) for the exercise of the “Piano di Stock Option 2000” stock options, increase to be implemented by 30 July 2008 by means of the issue of up to a maximum of 67,997,943 (at 31 December 2003, 35,319,216) shares with a par value of EUR 0.55 each, to be subscribed for at a total price of EUR 13.815 per option held;

2.      a tranche of up to a maximum of EUR 37,398,868.65 (at 31 December 2003, EUR 19,425,568.80) for the exercise of the “Piano di Stock Option 2000” stock options, increase to be implemented by 30 July 2008 by means of the issue of up to a maximum of 67,997,943 (at 31 December 2003, 35,319,216) shares with a par value of EUR 0.55 each, to be subscribed for at a total price of EUR 13.815 per option held (i.e. at EUR 4.185259 for each newly-issued share);

3.      a tranche of up to a maximum of EUR 58,916,834.35 (at 31 December 2003, EUR 58,748,553.05 for the exercise of the “Piano di Stock Option 2001” stock options, increase to be implemented by 30 April 2008 by means of the issue of up to a maximum of 107,121,517 (at 31 December 2003, 106,815,551) shares with a par value of EUR 0.55 each, to be subscribed for at a total price of EUR 10.488 per option held;

3.      a tranche of up to a maximum of EUR 58,916,834.35 (at 31 December 2003, EUR 58,748,553.05 for the exercise of the “Piano di Stock Option 2001” stock options, increase to be implemented by 30 April 2008 by means of the issue of up to a maximum of 107,121,517 (at 31 December 2003, 106,815,551) shares with a par value of EUR 0.55 each, to be subscribed for at a total price of EUR 10.488 per option held (i.e. at EUR 3.177343 for each newly-issued share);

4.      a tranche of up to a maximum of EUR 21,422,652.90 for the exercise of the “Piano di Stock Option Top 2002” stock options, increase to be implemented by 28 February 2010 by means of the issue of up to a maximum of 38,950,278 shares with a par value of EUR 0.55 each, to be subscribed for at a total price of EUR 9.203 per option held;

4.      a tranche of up to a maximum of EUR 21,422,652.90 for the exercise of the “Piano di Stock Option Top 2002” stock options, increase to be implemented by 28 February 2010 by means of the issue of up to a maximum of 38,950,278 shares with a par value of EUR 0.55 each, to be subscribed for at a total price of EUR 9.203 per option held (i.e. at EUR 2.788052 for each newly-issued share);

5.      a tranche of up to a maximum of EUR 50,268,799.90 (at 31 December 2003, EUR 47,722,327.40) for the exercise of the “Piano di Stock Option 2002” stock options, increase to be implemented by 31 March 2008 for the first lot, by 31 March 2009 for the second lot and by 31 March 2010 for the third lot, by means of the issue of up to a maximum of 91,397,818 (at 31 December 2003, 86,767,868) shares with a par value of EUR 0.55 each, to be subscribed for at a total price for the different options of respectively EUR 9.665, EUR 7.952 and EUR 7.721 per option held.

5.      a tranche of up to a maximum of EUR 50,268,799.90 (at 31 December 2003, EUR 47,722,327.40) for the exercise of the “Piano di Stock Option 2002” stock options, increase to be implemented by 31 March 2008 for the first lot, by 31 March 2009 for the second lot and by 31 March 2010 for the third lot, by means of the issue of up to a maximum of 91,397,818 (at 31 December 2003, 86,767,868) shares with a par value of EUR 0.55 each, to be subscribed for at a total price for the different options of respectively EUR 9.665, EUR 7.952 and EUR 7.721 per option held (i.e. for the different options of respectively EUR 2,928015, EUR 2.409061 and EUR 2.339080 for each newly-issued share).

The Extraordinary Shareholders’ Meeting of 8 May 2002 authorized the directors, under Article 2420-ter of the Civil Code, to issue, in one or more steps, for up to a maximum of five years from the date of the resolution referred to above, bonds, in euros or other currencies, possibly convertible into the shares of other companies, with or without warrants giving the right to acquire shares of other companies, up to a maximum amount of EUR 9 billion, within the limits permitted from time to time by law, and to establish the procedures, time limits, conditions and related rules of such issues.	Cancelled

The Shareholders’ Meeting of 26 May 2003 authorized the Board of Directors, under Article 2443 of the Civil Code and for a period of up to a maximum of five years from 26 May 2003 to increase the share capital in one or more steps by means of the issue for cash up to a maximum of 88,445,000 ordinary shares with a par value of EUR 0.55 each (and thus for up to a maximum of EUR 48,644,750) to be offered for subscription to employees of Telecom Italia S.p.A. or its	Cancelled

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subsidiaries, with the exclusion of the right of pre-emption pursuant to the combined effects of Article 2441, last paragraph, of the Civil Code and Articles 134(2) and 134(3) of Legislative Decree 58/1998. The Board of Directors’ resolutions shall establish a time limit for the subscription of the shares and provide that, in the event of the increase approved not being subscribed for within the time limit established from time to time for the purpose, the share capital be increased by an amount equal to the subscriptions collected by such time limit.

For five years starting from........ the Directors may increase the share capital in one or more tranches by up to a maximum total amount of EUR 880,000,000 by means of cash issues of up to a maximum of 1,600,000,000 ordinary shares, all or part of which:

(i)     to be offered with the right of pre-emption to shareholders and holders of convertible bonds; or

(ii)    to be offered for subscription to employees of Telecom Italia S.p.A. or its subsidiaries, with the exclusion of the right of pre-emption, provided such increase in capital does not exceed 1% of the capital attested at the date of the offering, pursuant to the combined effects of Article 2441, last paragraph, of the Civil Code and Articles 134(2) of Legislative Decree 58/1998.

Resolutions to increase the share capital adopted by the Board of Directors in exercising the powers attributed above shall set the subscription price (including any premium) and a time limit for the subscription of the shares; they may also provide, in the event that the increase approved is not fully subscribed within the time limit established for each issue, for the capital to be increased by an amount equal to the subscriptions received up to such time. The Board of Directors may issue, in one or more tranches and for up to a maximum of five years from......................, convertible bonds up to a maximum amount of EUR 880,000,000.

Article 6	Article 6

The savings shares shall have the preferential rights set forth in this Article.	Unchanged

The net profit shown in the duly approved annual accounts, less the amount allocated to the legal reserve, must be distributed to the savings shares up to five per cent of their par value.	The net profit shown in the duly approved annual accounts, less the amount to be allocated to the legal reserve, must be distributed to the savings shares up to five per cent of their par value.

The net profit that remains after the allocation to the savings shares of the preferred dividend provided for in the second paragraph, payment of which must be approved by the Shareholders’ Meeting, shall be divided among all the shares in such a way that the dividend per savings share is higher by two per cent of its par value than the dividend per ordinary share.	Unchanged

When the dividend paid on savings share in a fiscal year is less than that indicated in the second paragraph, the difference shall go to increase the preferred dividend in the next two fiscal years.	Unchanged

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In the event of a distribution of reserves, the savings shares have the same rights as the other shares. If the net profit for the year is nil or insufficient to satisfy the property rights referred to in the preceding paragraphs, the Shareholders’ Meeting called to approve the annual accounts may resolve to satisfy the right referred to in the second paragraph and/or the right to the premium referred to in the third paragraph by drawing on the reserves. Payment made by drawing on the reserves shall exclude application of the mechanism for carrying over, to the two following fiscal years, the right to preferred dividends not received through the distribution of profits referred to in the fourth paragraph.	Unchanged

A reduction of the share capital due to losses shall not entail a reduction of the par value of the savings shares, except for the amount of the loss that exceeds the total par value of the other shares.	Unchanged

Upon dissolution of the Company, the savings shares shall have priority in the repayment of the capital up to their entire par value.	Unchanged

If the Company’s ordinary or savings shares are delisted, holders of saving shares may apply to the Company for their conversion into ordinary shares, in the manner approved by an Extraordinary Shareholders’ Meeting called ad hoc within two months of the delisting.	Unchanged

Article 7	Article 7
The shares shall be indivisible. In the event of joint ownership, the rights of the joint owners shall be exercised by a common representative. Fully paid-up shares may be bearer shares when the law permits. In such case, shareholders may apply for their shares to be converted, at their own expense, into registered shares or vice versa.	Unchanged

Vis-à-vis the Company, shareholders shall be deemed to elect domicile for all legal purposes at the domicile indicated in the Shareholders’ Register.	Unchanged

The imposition or removal of restrictions on the circulation of shares shall not result in shareholders who did not vote in favour of the resolution in question having the right of withdrawal.

Article 9	Article 9

The Company shall be managed by a Board of Directors consisting of not less than seven and not more than twenty-three members. The Shareholders’ Meeting shall establish the number of members of the Board, which shall remain unchanged until the Meeting establishes a different number.	Unchanged

The Board of Directors shall be appointed on the basis of slates presented by the shareholders pursuant to the following paragraphs or by the outgoing Board of Directors, on which the candidates shall be listed by serial number.	Unchanged

When the Board of Directors presents its own slate, it shall be filed at the registered office of the Company and published in at least one Italian daily newspaper with national circulation, at least twenty days prior to the date set for the Shareholders’ Meeting at the first call.	Unchanged

The slates presented by the shareholders shall be filed at the registered office of the Company and published at the expense of the shareholders in the manner indicated in the preceding paragraph at least ten days prior to the date set for the Shareholders’ Meeting at the first call.	Unchanged

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Each shareholder may present or participate in the presentation of only one slate and each candidate may appear on only one slate on pain of ineligibility.	Unchanged

Only shareholders who alone or together with other shareholders hold a total number of shares representing at least 1% of the share capital entitled to vote at the Ordinary Shareholders’ Meeting may submit slates. To evidence ownership of the number of shares necessary to present slates, shareholders must present and/or deliver to the registered office of the Company, at least five days prior to the date set for the Shareholders’ Meeting at the first call, a copy of the documentation attesting their right to attend the meeting.	Only shareholders who alone or together with other shareholders hold a total number of shares representing at least 1% of the share capital entitled to vote at the Ordinary Shareholders’ Meeting may submit slates, subject to their proving ownership of the number of shares needed for the presentation of slates at least two days prior to the date set for the Shareholders’ Meeting at the first call on pain of nullity.

Together with each slate, and within the respective time limits specified above, declarations must be filed in which the individual candidates agree to their candidacy and attest, on their own responsibility, that there are no grounds for ineligibility or incompatibility, and that they meet any requirements prescribed for the positions in question. Together with the declarations, a curriculum vitae shall be filed for each candidate setting out their main personal and professional data with an indication, where appropriate, of the grounds for their qualifying as independent.Each person entitled to vote may vote for only one slate.	Unchanged

The Board of Directors shall be elected as specified below:

a)      four fifths of the directors to be elected shall be chosen from the slate that obtains the majority of the votes cast by the shareholders, in the order in which they are listed on the slate; in the event of a fractional number, it shall be rounded down to the nearest whole number;

b)      the remaining directors shall be taken from the other slates; to that end, the votes obtained by the various slates shall be divided first by one, then by two, then by three and then by four, up to the number of directors to be chosen. The quotients thus obtained shall be assigned to the candidates on each slate in the order specified thereon. On the basis of the quotients assigned, the candidates on the various slates shall be arranged in a single decreasing ranking. Those who have obtained the highest quotients shall be elected.

If more than one candidate obtains the same quotient, the candidate from the slate that has not yet elected any director or that has elected the smallest number of directors shall be elected.

If none of such slates has yet elected a director or all of them have elected the same number of directors, the candidate from the slate that obtained the largest number of votes shall be elected. If the different slates have received the same number of votes and their candidates have been assigned the same quotients, a new vote shall be held by the entire Shareholders’ Meeting and the candidate obtaining the simple majority of the votes shall be elected.

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In appointing directors who for any reason have not been appointed pursuant to the procedure specified above, the Shareholders’ Meeting shall vote on the basis of the majorities required by law.	Unchanged

If in the course of the fiscal year one or more vacancies occur on the Board, the procedure specified in Article 2386 of the Civil Code shall be followed.	Unchanged

Should a majority of the seats on the Board of Directors become vacant for any cause or reason, the remaining directors shall be deemed to have resigned and they shall cease to hold office from the time the Board has been reconstituted by persons appointed by the Shareholders’ Meeting.	Unchanged

Article 11	Article 11

The Chairman or his/her substitute shall call meetings of the Board of Directors at the Company’s registered office or elsewhere, indicating the time and place, whenever he/she deems this appropriate in the interests of the Company or receives a written request to do so from at least one third of the directors holding office or from the members of the Board of Auditors.	The Chairman or his/her substitute shall call meetings of the Board of Directors at the Company’s registered office or elsewhere, whenever he/she deems this appropriate in the interests of the Company or receives a written request to do so from at least one fifth of the directors holding office or from the members of the Board of Auditors. The Chairman shall give advance notice of the matters to be discussed in Board meetings and arrange for adequate information on the questions to be examined to be provided to all the directors, taking account of the circumstances of each case.

In general, meetings shall be called at least five days prior to the date thereof, except in urgent cases, when it may be given by telegram, fax or e-mail with at least twenty-four hours’ notice.	Unchanged

Notice shall be given to the Board of Auditors within the same time limits.	Unchanged

Meetings of the Board of Directors may be held – if the Chairman or the person acting in his/her place deems it necessary – by video- conference or audio-conference, provided that all those taking part can be identified by the Chairman and all the other participants, that they are able to follow the debate and intervene in real time in relation to the matters under discussion, that they are able to exchange documents pertaining to such matters and that all the above is fully recorded in the minutes. Once the above conditions have been verified, the Board meeting shall be considered to have taken place where the Chairman is located, where the Secretary to the meeting must also be.	Participation in Board meetings may – if the Chairman or his/her substitute verifies the necessity – be by means of telecommunication techniques that permit participation in the discussion and informational equality for all those taking part.

Article 12	Article 12

The Board of Directors shall have the broadest possible powers of ordinary and extraordinary administration of the Company, since all matters not expressly reserved to the General Shareholders’ Meeting by law or these bylaws are within its jurisdiction.	Unchanged
Within the limits established by law, the Board of Directors shall be entrusted with deciding on the merger of companies of which Telecom Italia owns at least 90% of the shares or capital parts,

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the reduction of the share capital in the event of the withdrawal of shareholders, the revision of the bylaws to conform with statutory provisions, the relocation of the registered office within Italy, and the opening and closing of secondary offices.

The Board of Directors, through the Chairman or other directors delegated for the purpose, shall report to the Board of Auditors on the activities carried out and the transactions of greatest economic, financial or asset-related significance concluded by the Company or its subsidiaries; in particular, transactions involving a potential conflict of interest must be reported on. The report shall be made in good time, and at least once in each quarter, on the occasion of the meetings of the Board of Directors and the Executive Committee or in a written memorandum addressed to the Chairman of the Board of Auditors.	Cancelled

In accordance with the times and procedures for disclosing information to the market, the representative of the holders of savings shares must be informed by the Board of Directors or the persons delegated to that end of any corporate events that might affect the price of the shares of that class.	Cancelled

Article 13	Article 13

To implement its own resolutions and manage the Company, the Board of Directors, subject to the limits provided for by law, may:	Unchanged
• create an Executive Committee, establishing its powers and the number of members;
• delegate suitable powers, establishing the limits thereof, to one or more directors, possibly with the title of Chief Executive Officer;
• appoint one or more General Managers, establishing their powers and duties;
• appoint attorneys, who may be members of the Board of Directors, for specific transactions and for a limited period of time.
The Board may set up committees from among its members charged with giving advice and making proposals and shall establish their powers and duties

Article 14	Article 14

The company signature and the legal representation of the Company vis-à-vis third parties and in legal proceedings shall pertain to the Chairman and, in his absence or disability to act, the Deputy Chairman, if one is appointed; they shall also pertain to the directors with delegated powers.	The representation of the Company vis-à-vis third parties and in legal proceedings shall pertain to the Chairman and, in his absence or disability to act, the Deputy Chairman, if one is appointed; it shall also pertain severally to each of the directors with delegated powers.

Article 15	Article 15

The directors shall be entitled to the reimbursement of expenses incurred in the performance of their duties. The Ordinary Shareholders’ Meeting shall also decide the annual compensation payable to the Board. Once fixed, this compensation shall remain unchanged until the Meeting establishes a different amount.	The directors shall be entitled to the reimbursement of expenses incurred in the performance of their duties. The Ordinary Shareholders’ Meeting shall also decide the annual remuneration payable to the Board. Once fixed, this remuneration shall remain unchanged until the Meeting establishes a different amount.

Article 16	Article 16

The Board of Auditors shall consist of five or seven auditors. The Shareholders’ Meeting shall establish the exact number, which shall remain unchanged until the Meeting establishes a different number. The Meeting shall also appoint two alternates.	Unchanged

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The Board of Auditors shall elect a Chairman from among its members by majority vote. In the absence or disability to act of the Chairman, he/she shall be replaced by the most senior auditor by age.	Unchanged

Without prejudice to the situations of incompatibility established by law, persons who are members of the boards of auditors of more than five companies listed on Italian regulated markets may not be appointed auditors and shall forfeit the post if they are elected. Telecom Italia S.p.A. and its subsidiaries shall not be included when computing the above limit.	Unchanged

For the purposes of Articles 1(2)(b) and 1(2)(c) of the regulation referred to in Justice Minister Decree 162/2000, the following sectors of activity and matters shall be considered closely linked to those of the Company: telecommunications, information technology, online systems, electronics and multimedia technology, and matters related to private and administrative law, economics and business administration.	Unchanged

The appointment of the Board of Auditors shall be based on the slates presented by shareholders who individually or together with other shareholders hold a total number of shares representing at least 1% of the share capital entitled to vote at the Ordinary Shareholders’ Meeting. To evidence ownership of the number of shares necessary to present slates, shareholders must present and/or deliver to the registered office of the Company, at least five days prior to the date set for the Shareholders’ Meeting at the first call, a copy of the documentation attesting their right to attend the meeting.

The appointment of the Board of Auditors shall be based on the slates presented by shareholders who individually or together with other shareholders hold a total number of shares representing at least 1% of the share capital entitled to vote at the Ordinary Shareholders’ Meeting, subject to their proving ownership of the number of shares needed for the presentation of slates at least two days prior to the date set for the Shareholders’ Meeting at the first call on pain of nullity.

Each shareholder may present or participate in the presentation of only one slate and each candidate may appear on only one slate on pain of ineligibility.	Unchanged

The slates must be filed at the registered office of the Company and published at the expense of the shareholders who present them in at least one Italian daily newspaper with national circulation, at least ten days prior to the date set for the Shareholders’ Meeting at the first call.	Unchanged

Together with each slate, declarations must be filed in which the individual candidates agree to their candidacy and attest, on their own responsibility, that there are no grounds for ineligibility or incompatibility, and that they meet the requirements prescribed by law and these bylaws. Together with the declarations, a curriculum vitae for each candidate shall be filed setting out their main personal and professional data.	Unchanged

The slates shall be divided into two sections: one for candidates to the position of auditor and the other for candidates to the position of alternate. The first candidate in each section must be selected from among persons entered in the register of auditors who have worked on statutory audits for a period of not less than three years.	Unchanged

Each person entitled to vote may vote for only one slate.	Unchanged

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The Board of Auditors shall be elected as specified below:	Unchanged

a)      from the slate that obtains the majority of the votes cast by the shareholders (the Majority Slate) one alternate and all the auditors not chosen from the other slates (the Minority Slates) shall be chosen in the order in which they are listed on the slate;

b)      from the Minority Slates two auditors shall be chosen. One alternate shall be chosen from the Minority Slate that obtains the largest number of votes. For the appointment of the auditors from the Minority Lists, the votes obtained by the various slates shall be divided first by one and then by two. The quotients thus obtained shall be assigned to the candidate auditors on each slate in the order specified thereon. On the basis of the quotients assigned, the candidates on the various slates shall be arranged in a single decreasing ranking and those who have obtained the highest quotients shall be elected.

         If more than one candidate obtains the same quotient, the candidate from the slate that has not yet elected an auditor shall be elected or, subordinately, there shall be a tiebreaker vote by the entire Shareholders’ Meeting and the slate that obtains the simple majority of the votes shall prevail.

In appointing auditors who for any reason have not been appointed pursuant to the procedure specified above, the Shareholders’ Meeting shall vote on the basis of the majorities required by law.	Unchanged

In the event of the substitution of an auditor chosen from the Majority Slate or one of the Minority Slates, the alternate chosen respectively from the Majority List or the Minority Lists shall take his/her place. Appointments to fill vacancies on the Board of Auditors pursuant to Article 2401 of the Civil Code shall be made by the Shareholders’ Meeting on the basis of the majorities required by law.	Unchanged

After notifying the Chairman of the Board of Directors, the Board of Auditors, or at least two auditors, may call, as provided for by law, a meeting of the shareholders, the Board of Directors or the Executive Committee.	Unchanged

Meetings of the Board of Auditors – if the Chairman deems it necessary – may be validly held by video-conference or by audio- conference, provided all those taking part can be identified by the Chairman and by all the other participants, that they are able to follow the debate and intervene in real time in dealing with the matters being discussed, that they are able to exchange documents pertaining to such matters and that all the above is fully recorded in the minutes. Once the above conditions have been verified, the meeting of the Board of Auditors shall be considered to have taken place where the Chairman is located.	Participation in the meetings of the Board of Auditors may – if the Chairman verifies the necessity – be by means of telecommunication techniques that permit participation in the discussion and informational equality for all those taking part.

Article 17	Article 17

An Ordinary Shareholders’ Meeting shall be called to approve the annual accounts every year within six months of the end of the fiscal	An Ordinary Shareholders’ Meeting must be called within 120 days or, where special circumstances make this necessary, within

2003 ANNUAL REPORT	360

year. Ordinary and Extraordinary Shareholders’ Meetings may be held in a place other than the Registered Office, provided it is in Italy.	180 days of the end of the fiscal year; if the meeting is called within 180 days, the directors shall give the reasons for the delay in the report on operations included in the annual report.

An Extraordinary Shareholders’ Meeting will be called every time it is deemed desirable by the Board of Directors and when it is requested in accordance with the law.	An Extraordinary Shareholders’ Meeting shall be called whenever it is deemed desirable by the Board of Directors and when it is requested in accordance with the law. If the quorum is not reached at the second call, there may be a third call. Ordinary and Extraordinary Shareholders’ Meetings may be held in a place other than the Registered Office, provided it is in Italy.

Article 18	Article 18

The shareholders for which the Company has received the documentation pursuant to article 2370, second paragraph of the Civil Code, at least two days prior to the date set for each meeting and hold the suitable certification on the date the meeting takes place, are entitled to attend the Meeting. Ordinary shareholders may exercise their right to vote by mail, in accordance with the applicable law.

Every shareholder entitled to attend may be represented at the Shareholders’ Meeting by giving a proxy to an individual or legal entity, subject to the restrictions established by law.	Unchanged

In order to facilitate the collection of proxies among employee shareholders of the Company and its subsidiaries who belong to shareholder associations satisfying the requirements established by law, special areas shall be made available in accordance with the procedures and time limits established by the Board of Directors either directly or through its agents where information can be provided and proxy forms collected.	Unchanged

Article 19	Article 19

The Chairman of the Board of Directors or his/her substitute or, in the absence thereof, the person appointed by those present, shall chair the Shareholders’ Meeting and set the rules for the proceedings.	The Chairman of the Board of Directors or his/her substitute or, in the absence thereof, the person elected with the favourable vote of the majority of those present, shall chair the Shareholders’ Meeting and govern its proceedings. To this end, the Chairman of the Meeting shall, amongst other things, verify its regularity, ascertain the identity and right to attend of those present, direct the business, including by establishing a different order for the discussion of the items indicated in the notice convening the Meeting.

The Chairman shall take appropriate measures to ensure the orderly conduct of the discussion and polls; he shall establish how each poll is to be conducted and verify the results; he may choose two or more scrutineers from among those present.

The Secretary shall be appointed by the Meeting, which may select a person who is not a shareholder.	The Secretary shall be appointed with the favourable vote of the majority of the capital represented at the meeting and a person who is not a shareholder may be selected.

Shareholders’ meetings shall be governed by the law, these bylaws and the Rules of Proceeding approved by the Ordinary Shareholders’ Meeting.	Unchanged

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2.	to introduce the following article after the current Article 13 of the bylaws:

“Persons with delegated powers shall report to the Board of Directors and the Board of Auditors on the activities carried out, the general results of operations and their foreseeable development, and the transactions of greatest economic, financial or balance sheet significance concluded by the Company or its subsidiaries; in particular, they shall report on transactions in which they have an interest, directly or on behalf of third parties, or that are influenced by the person, if any, who performs the activity of direction and coordination. Such reports shall be made promptly, and at least once in each quarter, on the occasion of the meetings of the Board of Directors and the Executive Committee or in a written memorandum.

In accordance with the times and procedures for disclosing information to the market, the representative of the holders of savings shares must be informed by the Board of Directors or the persons delegated to that end of any corporate events that might affect the price of the shares of that class.”

3.	to cancel the current Article 20 of the Bylaws in its entirety without replacing it;

4.	to renumber the articles of the bylaws from number 1 to number 22, in accordance with the amendments referred to in the foregoing points;

5.	to confer separately on the Chairman and the Deputy Chairman a mandate to update the numerical expressions and complete the references contained in Article 5 of the Bylaws as amended above;

6.	to confer separately on the Chairman and the Deputy Chairman the requisite powers to perform every necessary formality for the resolutions adopted to be entered in the Company Register, accepting and incorporating into them any non-substantive alterations that the competent authorities may request.

2003 ANNUAL REPORT	362

USEFUL INFORMATION

A free copy of this report can be obtained by:

Writing to the following address	TELECOM ITALIA S.p.A.
Corporate Affairs
Corso d’Italia, 41
00198 Roma

Calling to	Free number 800020220
Free number is to disposal for information and help to shareholders

E-mail	corporate.affairs@telecomitalia.it

Internet	User of the world wide web can acces the
Annual Report 2003 and obtain information
about TELECOM ITALIA and its products
and services at the following address:
http://www.telecomitalia.it

Investor Relations	+39 - 0285954131 / 0285954132
investors_relations@telecomitalia.it

TELECOM ITALIA S.p.A.

Registred office, Piazza degli Affari, 2 - 20123 Milan

Headquarters and secondary office in Corso d’Italia, 41 - 00198 Rome

Share capital euro 8,853,990,644.95

Tax code / Vat no. and Milan Companies register file no. 00488410010

2003 ANNUAL REPORT	363

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